Form 10-K, Exhibit 13
period 1995-12-31
TRANSTECH INDUSTRIES INC
filed 1996-04-15
CIK 87799

Exhibit 13.  Annual Report to Stockholders.























                             TRANSTECH INDUSTRIES, INC.

                                    ANNUAL REPORT

                                        1995

COMPANY PROFILE


            Transtech Industries, Inc. and its subsidiaries provide environmental services, generate electricity utilizing methane gas and have investments in computer equipment under lease.
            The Company's headquarters are located in Piscataway, New Jersey.








TABLE  OF CONTENTS


                                                        Page

      President's Letter                                  2
      Management's Discussion and Analysis or
        Plan of Operations                                3
      Consolidated Balance Sheets                        16
      Consolidated Statements of Operations              18
      Consolidated Statements of Stockholders' Equity    20
        (Deficit)
      Consolidated Statements of Cash Flows              21
      Notes to Consolidated Financial Statements         24
      Report of Independent Certified Public Accountants 60
      Market Prices of Common Stock                      61
      Directory                                          62

Transtech Industries, Inc.
President's Letter


To Our Stockholders:

       In my letter to you which accompanied the 1994 Annual
Report, I discussed the problems which face your Company involving environmental clean-ups, taxes and related litigation.
During 1995, the continuation of these issues led to a strategy of enhancing liquidity at Transtech.

       In early 1995, the Company took steps to value and list for sale much of its dormant real estate. While we have had some ongoing discussions in this area, commercial real estate remains a soft market.

       During mid-1995, we initiated and completed the sale of our Cal-Lime subsidiary to a competitor. Cal-Lime faced with a shrinking market for its product and lost bids for a number of contracts. Transtech chose not to provide funding to support an uncertain future for Cal-Lime.

       During October, 1995 we entered into an agreement to sell our Hunt Valve subsidiary. The sale was completed on March 1, 1996 and resulted in a significant increase in liquidity at Transtech. The details of these transactions were included in the proxy material sent to you in conjunction with the Special Meeting of Shareholders held on February 29, 1996.

       During 1996, we will continue our efforts to raise liquidity on an accelerated basis and expand our environmental services segment. We also intend to increase our efforts to settle the numerous pieces of litigation which are tied to our past environmental problems.

       Although the Company has completed the sale of the two subsidiaries described above, and is pursuing the sale of property held for sale, no assurance can be given that the timing and amount of the proceeds of such sales will be sufficient to meet the capital requirements of the Company, since such requirements can only be ascertained as the Company resolves its tax and environmental litigation. In addition, the Company cannot ascertain whether its remaining operations and funding sources will be adequate to satisfy its future capital requirements, including its anticipated tax and environmental liabilities.

                                              Sincerely,



                                              Robert V. Silva

Transtech Industries, Inc.
Management's Discussion and Analysis or Plan of Operations


Results of Operations

Introduction

       The Company's continuing operations consist of the parent company and 25 subsidiaries, two of which conduct active operations: one is engaged in the generation and sale of electricity utilizing methane gas and the other is engaged in the performance of environmental services. The parent has investments in computer equipment under lease. The other subsidiaries of the Company hold assets consisting primarily of cash and marketable securities, real property, notes receivable and contract rights.

       During 1995, the Company sold the segment of its operations which marketed alkali products and entered into an agreement to sell its valve manufacturing segment. Both transactions are discussed below.

Operating Revenues

       Consolidated operating revenues decreased 36%, or $206,000, for the year ended December 31, 1995, compared to the year ended December 31, 1994. Consolidated operating revenues by business segment for the years ended December 31, 1995 and 1994 were as follows (in $000):

                                 - Quarter -               Total
1995                    1st     2nd      3rd      4th      Year

  Electric Generation  $ 62    $ 44     $ 36     $ 64     $ 206
  Environmental Svcs.   149     139       92       51       431
  Intercompany          (95)    (86)     (48)     (35)     (264)
  Total revenues       $116    $ 97     $ 80     $ 80     $ 373

1994

  Electric Generation  $ 96    $ 78     $ 74     $ 68     $ 316
  Environmental Svcs.   134     129      131      142       536
  Intercompany          (67)    (54)     (71)     (81)     (273)
  Total revenues       $163    $153     $134     $129     $ 579

       Revenues from operations which generate electricity from methane gas were $206,000 in 1995, a decrease of $110,000 or 35% compared to the prior year. The decrease is the result of a series of equipment failures which subjected two of the four electric generating units to significant down-time for repairs during 1995. Certain units were also out of service at various times during 1994 in order to overhaul the equipment. All generating units were placed back in service during the fourth quarter of 1995.

       The environmental services segment reported $431,000 of operating revenues (prior to elimination of intercompany sales) compared to $536,000 for 1994. Approximately $264,000 or 61% of the environmental services segment's revenues for 1995, and $273,000 or 51% for 1994, were either from other members of the consolidated group or from third parties providing services to another member of the consolidated group, and were therefore eliminated in consolidation. Substantially all the third party sales during 1995 and 1994 were to a single customer. The decline in sales (prior to the elimination of intercompany activity) during 1995 was primarily due to the completion of the construction phase of its work for the third party and the substantial completion of the construction phase of the remediation work at a closed landfill owned by the Company. As part of the Company's effort to expand the customer base of the environmental services segment, in August 1995 the Company entered into a joint marketing agreement with a national engineering firm with respect to projects involving the closure and remediation of municipal waste sites in the northeastern United States. Anticipated revenues to the segment under the joint marketing agreement and through its individual efforts cannot presently be ascertained.

Cost of Operations

       Consolidated direct operating costs for the year ended December 31, 1995 were $377,000, a decrease of $58,000 or 13% when compared to 1994. The costs of the electricity generating operation declined 8% for the year ended December 31, 1995 when compared to the prior year due to expenses incurred during 1994 for the overhaul of certain electric generating equipment. Costs of the environmental services segment declined 6% overall due primarily to the decrease in sales volume.

       Consolidated selling, general and administrative expenses for the year ended December 31, 1995 were $2,925,000, an increase of $655,000 or 29% from the prior year, due to a $415,000 increase in professional fees primarily relating to the Company's ongoing environmental and tax litigation (see Note 14 to the Company's Financial Statements), a $50,000 charge related to an increase in the bad debt reserve pertaining to a note held by the Company and a $124,000 charge related to the reversal of a preferential real estate tax rate previously granted on certain properties held for sale by the Company. The Company presently anticipates that expenditures for professional fees will remain at the level of present expenditures until resolution of the Company's environmental and tax litigation. Administrative costs are not anticipated to decline appreciably in the near future due primarily to continued administrative support required for the Company's litigation, marketing and asset divestiture efforts (see Liquidity and Capital Resources). The operating costs of the non-operating subsidiaries, consisting primarily of insurance and franchise, income and real estate taxes, aggregated approximately $226,000 and $112,000 for the years ended December 31, 1995 and 1994, respectively. Such expenses are anticipated to decline if the Company is successful in its efforts to divest certain real property as discussed herein (see Liquidity and Capital Resources).

Operating Loss

       The Company's consolidated operating loss for the year ended December 31, 1995 increased to $2,929,000 from a loss of $2,126,000 reported for the prior year.

Other Income (Expense)

       Consolidated investment income increased by $303,000 for the year ended December 31, 1995 to $530,000. The increase is primarily attributable to a gain of $269,000 on the sale of marketable securities in 1995 versus a loss of $52,000 in 1994.

       Consolidated interest expense decreased from $787,000 for the year ended December 31, 1994 to a credit of $190,000 for 1995. The decrease in interest expense for the period is primarily due to a reduction of the interest accrued for state income taxes which may result from the ongoing litigation between the Company and the Internal Revenue Service (discussed below.) The reduction reflects the effect of a March 1996 settlement of certain issues in the litigation.

       The Company charged $360,000 against income in 1995 to reflect a reduction in the carrying value of its leveraged computer lease investment. The charge reflects the continued decline in the current market value for IBM mainframe computer equipment and the rental income commanded by such equipment, and assumes a 16% reduction in the estimate of the variable portion of future rentals and an 82% reduction in the estimated residual value. The Company recorded a charge of $1,819,000 related to this investment during 1994.

       The Company has recognized income of $1,451,000 during the year ended December 31, 1995 due to the reversal of the balance of amounts previously accrued for future expenditures related to a site in Carlstadt, New Jersey on which the Company had operated a solvents recovery facility. In September 1995, the court approved a settlement of litigation regarding the allocation of costs of remediation of the site which substantially relieved the Company from future obligations with respect to the site in exchange for a cash payment, proceeds from the settlement of certain insurance claims and an assignment of Carlstadt-related claims that had been filed against the Company's excess insurance carriers. (See Note 14 to the Company's Financial Statements).

       The Company incurred a charge of $131,000 for the year ended December 31, 1995 due to an increase in the accrual for closure costs related to a landfill previously operated by Mac Sanitary Land Fill, Inc., a subsidiary of the Company. During 1995, the Company incurred higher than anticipated engineering and testing costs in order to respond to inquiries from environmental regulators.

       The gain on sale of property and equipment increased by $69,000 to $116,000 for the year ended December 31, 1995 due primarily to an increase in the amount of deferred income recognized in the period associated with a 1992 installment sale of real property.

       Consolidated miscellaneous income for the year ended December 31, 1995 decreased $244,000 to $270,000 when compared to income of $514,000 in 1994. The amount reported for 1994 includes $394,000 of income due to the reversal of accrued insurance premiums relating to the policies terminated in conjunction with the settlement of litigation regarding a site in Carlstadt, New Jersey (see Note 14 to the Company's Financial Statements). The amount reported for 1995 includes $133,000 of management fees received from discontinued operations subsequent to August 31, 1995 (see Discontinued Operations).

       The consolidated loss from continuing operations before income tax credits was $863,000 for the year ended December 31, 1995, compared to a loss of $3,944,000 for last year.

Income Taxes

       Income tax credits from continuing operations for the year ended December 31, 1995 equalled $228,000, a $954,000 decrease over the $1,182,000 credit for 1994. As discussed below (see Liquidity and Capital Resources - Taxes), the Company filed a petition with the Tax Court to contest certain items contained in a deficiency notice issued by the Internal Revenue Service (the "Service") as a result of the Service's audit of the Company's federal tax returns for the years 1982 through 1988. Income tax expense for 1995 and 1994 includes provisions (credits) of $(91,000) and $858,000 for federal taxes, respectively, and $(127,000) and $364,000 for state taxes, respectively, which result from the acceptance of partial settlements of certain adjustments asserted by the Service in its notice of deficiency (see Note 8 to the Company's Financial Statements).

       The credit for income taxes during the year ended December 31, 1994 was less than that calculated using the statutory rates since the realization of deferred tax benefits was not assured.

Discontinued Operations

       Income (loss) from discontinued operations relates to two of the Company's subsidiaries, one of which marketed alkali products, and the other which manufactured commercial valves and hydraulic systems.

       On August 31, 1995, the Company sold certain machinery, equipment, contract rights and rights to the subsidiary's name, and gave a non-compete covenant, thereby effectively selling the on-going operations of Cal-Lime, Inc., a subsidiary which marketed alkali products, to a competitor. The Company received a cash payment of $600,000 for the assets sold and is entitled to additional payments of up to $25,000 which are contingent upon the availability of lime slurry from a specified source to the purchaser. The Company has reported a gain of $262,000 from the sale which is net of taxes of $155,000. The Company intends to liquidate the remaining fixed assets of the subsidiary and has included the book value of the property, buildings and equipment not part of this transaction under the caption "Assets held for sale" on the accompanying balance sheet. The amounts reported as income from discontinued operations of $35,000 and $2,000 for the years ended December 31, 1995 and 1994, respectively, are reported net of provisions for income taxes of $18,000 and $1,000, respectively.

       On October 24, 1995, the Company executed a stock purchase agreement pursuant to which the Company's wholly-owned subsidiary, THV Acquisition Corp. ("THV") agreed to sell all of the issued and outstanding stock of Hunt Valve Company, Inc. ("Hunt") to ValveCo Inc. Certain directors and executive officers who are members of management of the Company and Hunt acquired a 15% equity stake in ValveCo Inc. The net assets of Hunt represented substantially all of the net assets of the Company; therefore, the sale was subject to approval by the Company's shareholders. Such approval was granted at a special meeting of the Company's shareholders held on February 29, 1996 and the sale was completed on March 1, 1996.

       The purchase agreement provided for a purchase price of $2,208,000 for Hunt's common stock, representing $18.0 million in cash reduced by the sum of (i) $12,721,000, representing the amount of Hunt's indebtedness for borrowed money as of the closing of the sale, which had been fixed by the parties at such amount solely for purposes of determination of the purchase price, (ii) $500,000, representing the negotiated amount required to redeem the minority equity position held by Hunt's senior secured note holders, (iii) $2,000,000, representing the amount required to be paid by Hunt to THV upon the redemption by Hunt of its issued and outstanding 7% preferred stock, without par value, all of which was owned by THV and (iv) $571,000 representing the amount to be paid by Hunt to THV in repayment of the senior subordinated note issued by Hunt to THV in the original principal amount of $500,000. The net cash proceeds of the sale (i.e., the sum of the purchase price plus
(iii) and (iv) above less transaction costs) were approximately $3,975,000. A portion of the net cash proceeds ($750,000) was placed in escrow to secure the Company's indemnification obligations to the purchaser under the purchase agreement, including indemnification for any payments made by Hunt after the closing in respect of income taxes owed by the Company during the period that Hunt was a member of the Company's consolidated tax group. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of (x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which Hunt was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Service for taxes of the consolidated tax group during such years (see Note 4 of Notes to Consolidated Financial Statements contained herein for information regarding interested parties to the transaction and the acquisition of Hunt's senior term loan by a designee of the purchaser).

       The Company has reported a loss on the sale of approximately $772,000 for financial reporting purposes. The loss has been calculated as of August 31, 1995, the measurement date, and includes (i) estimates of costs incurred in connection with the sale, (ii) earnings from the measurement date to the date of disposition, (iii) a provision for taxes on earnings from the measurement date through the date of disposition of $154,000 and
(iv) loss on sale at the disposal date. No tax benefit has been recognized for the loss at disposition as losses from the sale of a consolidated subsidiary are generally not deductible for federal income tax purposes.

Net Loss

       Net loss for the year ended December 31, 1995 was $768,000, or $.27 per share, compared to net loss of $2,370,000, or $.84 per share, for the year ended December 31, 1994.

Liquidity and Capital Resources

General

       Net cash provided by operating activities for the year ended December 31, 1995 decreased to a net use of $1,988,000 from a source of $11,000 when compared to last year due primarily to the inclusion of activities of the discontinued segments in 1994. Net cash provided by investing activities decreased this year to $1,711,000 from $257,000 due primarily to the maturity of certain marketable securities, the inclusion in 1995 of $310,000 of net proceeds from the sale of discontinued segments ($600,000 in proceeds related to the sale of alkali products segment and $290,000 of transaction costs related to the valve manufacturing segment), and the inclusion of capital expenditures made by the discontinued segments in the 1994 data. The use of cash in financing activities declined from $1,012,000 to $177,000 for the period compared to last year, due primarily to the inclusion of activities of the discontinued segments in 1994. Funds held by the Company in the form of cash and cash equivalents decreased as of December 31, 1995 to $420,000 from $874,000. The sum of cash, cash equivalents and marketable securities as of December 31, 1995 decreased $2,464,000 from $3,339,000 when compared to last year.

       Working capital was $4.5 million and the ratio of current assets to current liabilities, was 2.5 to 1 as of December 31, 1995, compared to $6.8 million and a ratio of 3.3 to 1 at December 31, 1994.

       The Company holds notes in the aggregate amount of $121,000 as of December 31, 1995 which were issued by a firm which produces and distributes gases, and by a partnership whose members include certain owners of the firm. The notes are secured by a first mortgage on the real property on which the firm's facility is located and are guaranteed by certain owners of this firm and members of the partnership. An explosion destroyed the firm's only facility on March 26, 1996. It is presently uncertain what operations of the firm will continue and the extent the firm's insurance proceeds will be available for payment of amounts due under the notes.

       The uncertainty of the outcome of the Company's ongoing tax and environmental litigation, discussed below and in the notes to the Company's consolidated financial statements for the year ended December 31, 1995, and the impact of future events or changes in environmental laws or regulations, which cannot be predicted at this time, could result in material increases in remediation and closure costs, tax and other potential liabilities. The Company may ultimately incur costs and liabilities in excess of its available financial resources.

       The Company faces significant short-term and long-term cash requirements for (i) federal and state income tax obligations, most of which will become due following litigation or settlement with the Internal Revenue Service (the "Service") of the Company's tax liability for the years 1980 through 1991, (ii) income taxes that will be imposed in 1996 and 1997 on rental income from the Company's investment in computer equipment as a result of the exhaustion of tax depreciation that had previously sheltered such rental income from tax and (iii) expenses associated with environmental remediation activity and related litigation.

       Although the Company has completed the sale of the two business segments described above, and is pursuing the sale of property held for sale, no assurance can be given that the timing and amount of the proceeds of such sales will be sufficient to meet the capital requirements of the Company, since such requirements can only be ascertained as the Company resolves its tax and environmental litigation. The Company cannot ascertain whether its remaining operations and funding sources will be adequate to satisfy its future capital requirements, including its anticipated tax and environmental liabilities. In the event that the proceeds of asset sales are insufficient to meet the Company's future capital requirements, including its tax and environmental liabilities, then, if other alternatives are unavailable at that time, the Company will be forced to consider a plan of liquidation of its remaining assets, whether through bankruptcy proceedings or otherwise.

Taxes

       As discussed in greater detail below, the Company is currently litigating with the Service in Tax Court over its tax liability for taxable years 1980-88. Certain issues from taxable years 1989-91 are also part of the Tax Court litigation because losses from those years were carried back to 1988. The Company estimates that after taking into account partial settlements that have been reached through March 7, 1996 regarding certain of the adjustments asserted by the Service, and taking into account available net operating losses and tax credits, approximately $8.1 million of federal and $237,000 of state income taxes and $8.1 million of federal and $240,000 of state interest, calculated through December 31, 1995, would be owed if the Company were unsuccessful in its defense of all remaining unsettled issues in the Tax Court litigation. (All tax liability estimates presented herein exclude penalties which may be sought by the jurisdictions involved, except that the Service has conceded penalties on all issues in the Tax Court litigation.)

       In 1991, the Service asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. The 1989-91 tax audit is discussed below. The Company filed a petition with the Tax
Court contesting many of the proposed adjustments asserted in the deficiency notice. On June 5, 1995, August 14, 1995 and March 7, 1996, respectively, the Company and the Service executed a stipulation of partial settlement of issues in the Tax Court case and first and second revised stipulations of partial settlement. These partial settlements have resolved most of the adjustments asserted in the deficiency notice.

       Taking into account the partial settlements to date, the Company has accepted approximately $5.2 million of the $33.3 million of total adjustments to income asserted by the Service. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in court. The Service has conceded adjustments totalling $27.4 million of taxable income and penalties, leaving only one issue, involving several taxable years, unresolved from the 1980-88 period. Also unresolved are the adjustments, discussed below, asserted by the Service for the 1989-91 period. The Company cannot predict the outcome of further settlement negotiations or litigation with the Service over these issues.

       The Company has net operating loss and tax credit carryforwards that will partly offset the tax liability resulting from the settled adjustments to taxable income. Taking into account such carryforwards, the federal income tax and interest that will be due on account of the settlements reached to date is approximately $1,323,000, with interest through December 31, 1995 ($93,000 of taxes and $1,230,000 of interest). The settlements also will result in approximately $477,000 of state tax liabilities ($237,000 of state income tax and $240,000 of interest through December 31, 1995), not including penalties and penalty interest that may be assessed by the states involved. Payment of the federal tax liability resulting from both settled issues and any issues litigated before the Tax Court will be due after the conclusion of the Tax Court case. The date for payment of the state tax liabilities varies by state. The first of such payments, in the amount of approximately $349,000, consisting of state taxes of $109,000 and interest of $240,000 through December 31, 1995, is expected to be paid during 1996. This state currently has a tax amnesty program in effect pursuant to which all interest and penalties for back taxes will be waived upon payment of the tax liability. The Company is currently investigating whether it qualifies under this amnesty program.

       Use of the Company's net operating loss and tax credit carryforwards to offset the settled adjustments will reduce the net operating loss and tax credit carryforwards that otherwise would have been available to partially offset the future tax liabilities that will arise when the Company recognizes an estimated $9.7 million of net taxable income from its investment in computer equipment. For federal income tax purposes, the Company has had the benefit of tax deductions for depreciation of the equipment and for interest on the long-term non-recourse debt that the Company incurred to finance the acquisition of the computer equipment. In prior years, those deductions exceeded the rental income that the Company earned from leasing out the equipment. Those excess
deductions offset the Company's income from other sources.   Rental
income from leasing the computer equipment exceeded the related depreciation and interest deductions by approximately $5.8 million in 1995 and $3.0 million in 1994. This excess income was largely offset by deductions from other sources. Rental income will continue to exceed depreciation and interest deductions in 1996 and 1997. The Company anticipates approximately $6.2 million and $3.5 million of net taxable income for 1996 and the first seven months of 1997, respectively, on account of its computer equipment investment. The Company does not expect to have sufficient deductions from other sources in 1996 and 1997 to fully offset this taxable income.

       The Service has concluded an audit of the Company's federal income tax returns for 1989 through 1991, and has questioned the deductions claimed by the Company in connection with its investment in the computer equipment discussed in the preceding paragraph. If the Service prevails in disallowing the computer equipment deductions, the Company's taxable income for 1989 through 1992 would be materially increased. However, in that case, its taxable income from the computer equipment for 1994 through 1997 would be reduced by a corresponding amount. Specifically, if the Company prevails on all remaining issues in the Tax Court case other than those related to the computer equipment, the incremental federal income tax liability attributable to disallowance of the computer equipment deductions will not exceed $5.9 million of tax and $2.7 million of interest, calculated through December 31, 1995. This would increase the Company's aggregate liability for federal taxes and interest attributable to both the settled issues and the computer lease to $6.0 million and $3.9 million, respectively, calculated through December 31, 1995. (This estimate is less than the aforementioned estimated federal income tax liability of $8.1 million of tax and $8.1 million of interest, calculated through December 31, 1995, because those estimates assumed the loss of all remaining unresolved issues from the 1980-88 and 1989-91 periods, not just the computer lease issue.) If the Company does not prevail on the computer lease issue, the Company's net deferred tax liability of $40,000 as of December 31, 1995 would be eliminated, as would most of the $6.2 million and $3.5 million of taxable income that the Company expects to realize from the computer equipment in 1996 and 1997, respectively, as discussed in the preceding paragraph. Disallowance of the computer equipment deductions would not result in any state tax liability. For the 1989-91 period, the Service also challenged certain real property deductions and certain expenses that were deducted by the Company, but that the Service believes should have been capitalized. These deductions will be addressed in the pending Tax Court case because losses in 1989-91 were carried back and deducted in years covered by the Tax Court case. Discussions with the Service on the 1989-91 issues, including the computer equipment issue, are in progress.

       The incremental amount of federal taxes and interest that the Company would owe if the Company were unsuccessful in its defense of the remaining issue from the 1980-88 period and all of the issues from the 1989-91 period, including the computer equipment issue, is approximately $8 million of federal income taxes and $6.9 million of interest, calculated through December 31, 1995. (Such amounts are in addition to the tax of $93,000 and interest of $1,230,000, discussed above, that will be owed as a result of the partial settlements to date.) No state income tax or interest is anticipated on account of these issues.

Remediation and Closure Costs

       As of December 31, 1995, the Company has accrued $22.3 million for its estimated share of remediation and closure costs related to the Company's former landfill and waste handling operations. Approximately $9.5 million is held in trust and maintained by trustees for the post-closure activities of one site located in Deptford, New Jersey (see Note 10 to the Company's Consolidated Financial Statements).

       The Company and other responsible parties have been remediating the Kin-Buc Landfill, located in Edison, New Jersey, under an Amended Unilateral Administrative Order issued by the United States Environmental Protection Agency ("EPA") in September 1990 (the "1990 Order"). In November 1992, EPA issued an Administrative Order (the "1992 Order", and, together with the 1990 Order, the "Orders") for the remediation of certain areas neighboring the Kin-Buc Landfill.

       In January 1993, a trust (the "1993 Trust") was established to fund the remediation of the Kin-Buc Landfill and such neighboring areas out of proceeds provided from negotiated settlements with certain parties to a suit the Company initiated in 1990 with the intent of obtaining contribution toward the cost of remediation. Approximately $7.1 million had been received from such settlements and deposited into the 1993 Trust, all of which had been expended by December 31, 1995. During June 1994, approximately 36 generators of de minimis volumes of waste accepted a settlement with certain generators of de minimis volumes of wasteproposed by the Company and other respondents to the 1990 Order, which resulted in an additional $3.0 million of contributions available for the remediation effort which had been deposited into a new trust established in January 1995. Approximately $20,000 remained in the new trust as of December 31, 1995.

       During May 1993, a $22 million contract was awarded for the construction of a containment system and leachate treatment plant at the Kin-Buc Landfill in accordance with the engineered design and standards accepted by the EPA in satisfaction of certain requirements of the 1990 Order. The contract was to be financed with funds from the 1993 Trust. During May 1994, the Company met with representatives of EPA to discuss the impact delays in securing settlement proceeds would have on the Company's ability to finance the construction within the time frame required by EPA. In July 1994, after meeting with EPA, SCA Services, Inc. ("SCA"), an affiliate of WMX Technologies, Inc. ("WMX") and a respondent to the Orders, entered into a contract with the contractor installing the containment system and treatment plant, thereby alleviating the potential for delays in this phase of the construction due to financial limitations. WMX, formerly known as Waste Management, Inc., had previously provided EPA with a financial guaranty of SCA's and the Company's obligations under the Orders. In August 1994, a contract was awarded by SCA for certain activities mandated by the 1992 Order.

       The execution of the contracts between SCA and the contractors has not relieved the Company of liability for such costs since the Company entered into a cost sharing agreement with SCA and certain affiliates (the "SCA Group") in 1986 which allocated 75% of the costs incurred by the parties for the remediation of the site to the Company. In August 1993, the Company filed a demand for arbitration seeking rescission or reformation of the cost sharing agreement with the SCA Group and reimbursement of overpayment.
During March 1995, the SCA Group filed a demand for arbitration seeking reimbursement from the Company of $17 million, representing 75% of the remediation expenses purportedly funded by WMX through March 31, 1995. The status of such arbitration demands, as yet unresolved, is described in Note 14 to the Company's Consolidated Financial Statements.

       The contractors have essentially completed the construction required under the Orders, and the Company is awaiting EPA review and acceptance of the work performed. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, and the cost of operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, has been estimated to be in the range of approximately $80 million to $100 million.

       A study to determine the nature and extent of contamination, and sources thereof, on approximately one acre of land adjacent to the Kin-Buc Landfill has been substantially completed. On the basis of such study, in January 1996, a design for a remedial program involving the installation of a slurry cut-off wall around this one-acre parcel was presented to the EPA for its review and approval. The cost of such installation may range from $1 million to $2 million. It is not possible to predict, at this point, whether EPA will require additional remedial measures to be taken or will mandate long-term maintenance of the slurry wall. Other areas within the vicinity of the site may become the subject of future studies due to the historic use of the area for waste disposal. The cost of studies and remediation of such areas is not included in the present estimates of the total cost of the remediation since such work is outside the scope of the Orders. An obligation to undertake significant remediation of areas outside the scope of the Orders could have a material adverse effect on the total estimated costs of remediation.

        The Company has currently accrued $10,693,000 for future remediation costs at the Kin-Buc Landfill. The amount ultimately borne by the Company as well as the timing of such future payments, however, cannot be determined with certainty and are dependent upon the following: (i) determination of the total costs to remediate the landfill as required by current or future orders and directives of the EPA, (ii) the allocation of the total remediation costs to each of the potentially responsible parties named to the Orders,
(iii) the success of the Company's pending arbitration for rescission or reformation of the cost sharing agreement with the SCA Group, and (iv) the success of the SCA Group's demand in arbitration for reimbursement of 75% of the costs it has expended in the remediation effort. Any or all of the preceding items could ultimately be resolved in a manner that could have a material adverse effect on the financial condition, results of operations or net cash flows of the Company.

Accounting Principles

       Effective January 1, 1994, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 115 ("Accounting for Certain Investments in Debt and Equity Securities"). In accordance with the statement, the Company classifies all debt securities purchased with remaining maturities of less than one year as securities held to maturity which are carried at amortized cost. All other debt and equity securities are classified as securities available for sale which are carried at fair value as determined by quoted market prices. The aggregate excess of fair value over cost of such securities as of December 31, 1995 of $144,000 is presented net of deferred income taxes of $49,000 and included as a separate component of stockholders' equity.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)

 December 31,                                        1995          1994

                                            Assets
 Current Assets
  Cash and cash equivalents                       $   420       $   874
  Marketable securities                             2,044         2,465
  Accounts and notes receivable (net
    of allowance for doubtful
    accounts of $11)                                  205           461
  Deferred income taxes                                42           587
  Prepaid expenses and other                          352           472
  Net assets of discontinued operations:
    Valve manufacturing segment                     4,517         4,756
    Alkali products segment                            -            173

    Total current assets                            7,580         9,788

 Property, Plant and Equipment
  Land                                                799           799
  Buildings and improvements                          327           327
  Machinery and equipment                           3,001         2,931

                                                    4,127         4,057
  Less accumulated depreciation                     3,176         3,144

    Net property, plant and equipment                 951           913

 Other Assets
  Notes receivable                                    750           968
  Investment in leveraged lease                       128           885
  Assets held for sale                              2,406         2,421
  Clay deposits                                     1,077         1,077
  Asset of discontinued operation:
    Valve manufacturing segment                       750           750
  Other                                                40            39

    Total other assets                              5,151         6,140

  Total Assets                                    $13,682       $16,841








                  See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's)

 December 31,                                        1995          1994

                        Liabilities and Stockholders' Equity (Deficit)

 Current Liabilities
  Current portion of long-term debt               $   356       $    93
  Accounts payable                                    357           291
  Accrued income taxes                              1,942         2,318
  Accrued miscellaneous expenses                      422           251

    Total current liabilities                       3,077         2,953

 Long-Term Debt                                        66           388

 Accrued Remediation and Closure Costs             12,851        14,355
 Deferred Income Taxes                                 82           665

 Stockholders' Equity (Deficit)
  Common stock, $.50 par value,
    10,000,000 shares authorized:
    4,714,840 shares issued                         2,357         2,357
  Additional paid-in capital                        1,516         1,516
  Retained earnings                                 4,652         5,420
  Net unrealized gains on marketable
    securities                                         95           201

    Sub-Total                                       8,620         9,494
 Treasury stock, at cost - 1,885,750 shares       (11,014)      (11,014)

    Total stockholders' equity (deficit)           (2,394)       (1,520)

 Total Liabilities and
    Stockholders' Equity (Deficit)                $13,682       $16,841














             See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's)

 Years ended December 31,                            1995          1994
 Operating Revenues                               $   373       $   579

 Cost of Operations
   Direct operating costs                             377           435
   Selling, general and
     administrative expenses                        2,925         2,270

   Total cost of operations                         3,302         2,705

 Operating Income (Loss)                           (2,929)       (2,126)

 Other Income (Expense)
   Investment income (loss)                           530           227
   Interest expense                                   (50)          (60)
   Interest (expense) credit - tax audits             240          (727)
   Writedown of investment
     in computer equipment                           (360)       (1,819)
   Remediation accrual reversal                     1,451            -
   Closure costs                                     (131)           -
   Gain on sale of property and equipment             116            47
   Miscellaneous income                               270           514

   Total other income (expense)                     2,066        (1,818)

 Loss From Continuing Operations
   Before Income Taxes (Credit)                      (863)       (3,944)
 Income Taxes (Credit)                               (446)           40

 Loss From Continuing Operations                     (417)       (3,984)

 Discontinued Operations
   Valve Manufacturing Segment
     Income from discontinued operation,
       net of taxes of $104 and $395,
       respectively                                   124         1,612
     Loss on disposal of segment,
       net of taxes of $154                          (772)           -
   Alkali Products Segment
     Income from discontinued
       operation, net of taxes
       of $18 and $1, respectively                     35             2
     Gain on disposal of segment, net of
       taxes of $155                                  262            -

   Total discontinued operations                     (351)        1,614

  Net Loss                                         $ (768)      $(2,370)

            See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations, cont'd

 Years ended December 31,                            1995          1994

 Net Loss Per Common Share:

 Loss from continuing
   operations                                       $(.15)       $(1.41)

 Discontinued Operations:

   Income from discontinued
     operations, net of taxes                         .06           .57

   Loss on disposal of
     discontinued operations,
     net of taxes                                    (.18)           -


    Net loss per common share                       $(.27)        $(.84)

  Weighted Average Shares
    Outstanding                                 2,829,090     2,829,090



























               See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statement of Stockholders' Equity (Deficit)
(In $000's)

 Years ended December 31,                            1995          1994

 Common Stock
  Balance at December 31                         $  2,357      $  2,357

 Additional Paid-In Capital

  Balance at December 31                            1,516         1,516

 Retained Earnings
  Balance at January 1                              5,420         7,790
  Net loss                                           (768)       (2,370)

  Balance at December 31                            4,652         5,420

 Net Unrealized Gains on Marketable
  Securities
  Balance at January 1                                201            -
  Valuation adjustments                              (161)          305
  Provision for taxes                                  55          (104)

  Balance at December 31                               95           201

 Treasury Stock

  Balance at December 31                          (11,014)      (11,014)

 Total Stockholders' Equity (Deficit)            $ (2,394)     $ (1,520)



















              See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)

 Years ended December 31,                            1995          1994

 Increase (Decrease) in Cash
   and Cash Equivalents

 Cash Flows from Operating Activities:
   Cash received from customers                    $  496      $ 18,442
   Cash paid to suppliers and
     employees                                     (3,312)      (17,041)
   Interest and dividends received                    148           247
   Other income received                              135            30
   Interest paid                                      (31)       (1,668)
   Cash received from discontinued
     operations                                       574            -

     Net cash provided by (used in)
       operating activities                        (1,988)           10

 Cash Flows from Investing Activities:
   Proceeds from sale of marketable
     securities                                     3,802         3,468
   Purchase of marketable securities               (3,184)       (2,959)
   Collections on notes receivable                    409           266
   Proceeds from sale of property,
     plant and equipment                                9            40
   Purchase of property, plant
     and equipment                                    (87)         (760)
   Rent sharing payments
     from computer leases                             452           277
   Net (increase) decrease in other
     assets                                            -             11
   Cash proceeds from sale of
     discontinued segment-net of
     transaction costs                                310            -
   Purchase of intangible assets                       -            (86)

     Net cash provided by (used in)
       investing activities                         1,711           257

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


 Years ended December 31,                            1995          1994
 Cash Flows from Financing Activities:
   Principal payments on
     long-term debt                                  $(98)        $(652)
   Proceeds from issuance of
     long-term debt                                    39            77
   Net borrowing (repayment) under
     revolving credit facility                         -           (296)
   Payment of landfill closing
     costs                                           (118)          (27)
   Payment of debt issuance costs                      -           (114)

     Net cash provided by (used in)
       financing activities                          (177)       (1,012)

 Net increase (decrease) in cash
   and cash equivalents                              (454)         (745)
 Cash and cash equivalents at
   beginning of year                                  874         1,625

 Cash and cash equivalents at
   end of year                                       $420       $   880
























          See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)
 Years ended December 31,                            1995          1994
 Reconciliation of Net Loss to Net
   Cash Provided by (Used in)
   Operating Activities:
 Net loss                                           $(768)      $(2,370)
 Adjustments to Reconcile Net Loss
   to Net Cash Provided by (Used
   in) Operating Activities:
    Depreciation and amortization                      58         1,491
    Actual gain on post-retirement
      health care benefits                             -         (1,427)
    (Gain) loss on sale of marketable
      securities                                     (269)           52
    (Gain) loss on sale of property,
      plant and equipment                            (116)          (44)
    Writedown of investment in
      leveraged lease                                 360         1,819
    Remediation accrual reversal                   (1,451)           -
    Closure costs                                     131            -
    Allowance for doubtful accruals                    50            -
    Increase (decrease) in
      deferred income taxes                            17            49
    Increase (decrease) in
      minority interest                                -            304
    Extraordinary gain on elimination
      of debt                                          -           (109)
    (Increase) decrease in assets:
      Accounts and notes receivable                   178          (243)
      Inventories                                      -           (983)
      Prepaid expenses and other                       54            67
      Net assets of discontinued operations           412            -
    Increase (decrease) in liabilities:
      Accounts payable and accrued
        miscellaneous expenses                       (268)          332
      Accrued income taxes                           (376)        1,073

Net Cash Provided by (Used in)
   Operating Activities                           $(1,988)      $    10











                  See Accompanying Notes to Consolidated Financial Statements



Transtech Industries, Inc.
Notes to Consolidated Financial Statements


Note 1 - Summary of Significant Accounting Policies:

       Principles of Consolidation:

            The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

       Cash and Cash Equivalents:

            The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 1995 and 1994, cash and cash equivalents includes interest-bearing cash equivalents of $104,000 and $498,000, respectively.

       Property, Plant and Equipment:

            Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of 5-30 years for buildings and improvements and 3-15 years for machinery and equipment.

       Disclosure About Fair Value of Financial Instruments:

            The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued miscellaneous expenses approximates fair value because of the short maturity of these items. The carrying amount of notes receivable (net of allowances for uncollectible amounts) and notes payable (including current portion) approximates fair value since such notes bear interest at current market rates.

            Financial instruments which potentially subject the Company to credit risk are cash and cash equivalents, and accounts and notes receivable. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss with respect to accounts receivable. Notes receivable are generally collateralized by real property or other fixed assets.

       Use of Estimates:

            In preparing financial statements in accordance with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Reclassifications:

            Certain reclassifications have been made to the 1994 financial statements in order to conform to the presentation followed in preparing the 1995 financial statements.


Note 2 - Going Concern Uncertainty:

            The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses in each of the last five years and it is anticipated that such operating losses will continue as a result of the significant professional fees and administrative expenses related to remediation of the Kin-Buc Landfill (see Notes 10 and 14) and resolution of the Internal Revenue Service examination (see Note 8). The Company intends to continue its defense of such actions. The Company has also been aggressively pursuing the sale of its assets to raise cash to fund its future liabilities which include: (i) federal and state taxes and interest resulting from the partial settlements of the pending IRS examination, (ii) future costs associated with its continuing defense of the remediation cost litigation, and (iii) anticipated material income tax liabilities for 1996 and 1997. To this end the Company has successfully completed the sale of its alkali products segment and the sale of its valve manufacturing operations. The Company is currently unable to determine the outcome of these matters, but the ultimate resolution, and the timing of cash requirements associated therewith, could have a material adverse effect upon the Company's financial condition, results of operations or net cash flows. Further, there can be no assurances that asset sales will raise sufficient cash to satisfy any resultant liabilities.


Note 3 - Marketable Securities:

            Effective January 1, 1994, the Company adopted FASB Statement No. 115 ("Accounting for Certain Investments in Debt and Equity Securities"). In accordance with the statement, the Company classifies all debt securities purchased with remaining maturities of less than one year as securities held to maturity which are carried at amortized cost, which approximates fair value because of their short term to maturity. At December 31, 1995 and 1994, held-to-maturity securities consisted of $1,850,000 and $1,993,000, respectively, of U.S. Treasury Bills with maturities through July 1996 and June 1995, respectively. All other debt and equity securities are classified as securities available-for-sale which are carried at fair value as determined by quoted market prices.

            As of December 31, 1995, the portfolio of available-for-sale securities had a cost of $77,000 and a market value of $221,000. The aggregate excess of fair value over cost of such securities as of December 31, 1995 of $144,000 (consisting exclusively of gross unrealized gains) is presented less deferred income taxes of $49,000, and included as a separate component of stockholders' equity. As of December 31, 1994, the portfolio of available-for-sale securities had a cost of $167,000 and a market value of $472,000. The aggregate excess of fair value over the cost was $305,000, and is presented less deferred income taxes of $104,000. The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in income. Proceeds from sale of available-for-sale securities during the year ended December 31, 1995 and 1994 amounted to $359,000 and $14,000, respectively. Dividend and interest income is accrued as earned.

            Investment income includes the following (in $000's):

     Interest and dividend
       income (principally
       from short-term
       investments)                                $261     $279
     Gross realized (gains) losses
       from sale of available-
       for-sale securities                          269      (52)
                                                   $530     $227


Note 4 - Discontinued Operations:

            The consolidated statements of operations have been restated to report the net results of the Company's alkali products and valve manufacturing segments as discontinued operations. The net assets of the discontinued segments have been classified as "Net assets of discontinued operations" in the accompanying restated consolidated balance sheets.

          Alkali Products Segment

            On August 31, 1995, the Company sold certain machinery, equipment, contract rights and rights to a subsidiary's name, and gave a non-compete covenant, thereby effectively selling the on-going operations of its wholly-owned subsidiary, Cal-Lime, Inc. ("Cal-Lime"), for $600,000 in cash plus future payments of up to an additional $25,000 which are contingent upon the availability of lime slurry from a specified source to the purchaser. The sale resulted in a gain of $262,000 after transaction costs and a provision for taxes of $155,000.

            The net assets of Cal-Lime which were sold, consisting principally of fixed assets, have been classified as current assets in the accompanying restated consolidated balance sheet as of December 31, 1994. The Company intends to liquidate the remaining assets of Cal-Lime and has included the property, buildings and equipment excluded from this transaction, having an aggregate book value of $362,000 and $374,000, under the caption of assets held for sale on the balance sheets as of December 31, 1995 and 1994, respectively. Such value approximates the estimated net realizable value of those assets. The consolidated statements of operations report the net results of Cal-Lime's operations as income from discontinued operations.

            Summarized results of Cal-Lime's operations for the eight months ended August 31, 1995 and the twelve months ended
       December 31, 1994 are as follows (in $000's):

                                           1995          1994

       Revenues                            $582          $917
       Income before income tax            $ 53          $  3
       Income tax                          $(18)         $ (1)
       Net income                          $ 35          $  2

          Valve Manufacturing Segment

            On August 17, 1995, the Company executed a letter of intent pursuant to which the Company's wholly-owned subsidiary, THV Acquisition Corp. ("THV"), agreed to sell all of the issued and outstanding stock of HVHC, Inc., a Delaware corporation ("HVHC"), the then parent of Hunt Valve Company, Inc., an Ohio corporation ("Old Hunt") to ValveCo Inc. On October 24, 1995, the Company executed the definitive stock purchase agreement. On December 26, 1995, Old Hunt was merged into HVHC and HVHC adopted the name of Hunt Valve Company, Inc. ("Hunt"). The net assets of Hunt represented substantially all of the net assets of the Company; therefore, the sale was subject to approval by the Company's shareholders. Such approval was granted at a special meeting of the shareholders held on February 29, 1996 and the sale was consummated on March 1, 1996.

            In September and October 1995, representatives of the Company, Old Hunt's senior term lenders (the "Term Lenders") and the purchaser conducted negotiations with respect to the repurchase of the warrants for Old Hunt's stock (the "Lender Warrants") and the refinancing of Hunt's senior term debt (the "Term Debt"), and with respect to the amount payable to the Term Lenders upon the prepayment of the Term Debt prior to September 27, 2001 (the "Prepayment Premium"). The Prepayment Premium was determined by the Term Lenders to be approximately $1,800,000 measured as of December 31, 1995. On October 24, 1995 (the "Term Debt Assignment Date"), the Term Lenders entered into an agreement to assign their entire interests in the Term Debt and the Lender Warrants (the "Term Debt and Warrant Assignment") to a designee of the purchaser (the "Term Debt Purchaser"), in consideration for a total of $11,822,480 paid to the Term Lenders. Of this amount, (x) $10,822,480 represented principal plus accrued and unpaid interest on the Term Debt through the Term Debt Assignment Date, (y) $500,000 represented payment for the Lender Warrants and (z) $500,000 was a transaction fee payable to the Term Lenders in lieu of the Prepayment Premium. Such transaction fee was shared equally by the Term Debt Purchaser and THV.

            In connection with the Term Debt and Warrant Assignment, the Company, THV, the Term Debt Purchaser and the purchaser entered into an agreement on the Term Debt Assignment Date pursuant to which the parties agreed that on or before the earlier of (i) the closing of the proposed sale and (ii) December 26, 1995, the Company would cause Old Hunt to merge with and into HVHC. The agreement also provided that if a closing of the proposed sale had not occurred by December 27, 1995, the Term Debt Purchaser would exercise the Lender Warrants to purchase such number of shares of Hunt common stock as represented an equivalent percentage of HVHC common stock the Term Debt Purchaser would have acquired upon exercise of the Lender Warrants to purchase shares of common stock of Old Hunt. The Term Debt Purchaser also agreed to purchase from THV a number of shares representing 2% of the common stock of Hunt at a price of $50,000 concurrently with the exercise of the Lender Warrant. As a result of the exercise by the Term Debt Purchaser of the Lender Warrants and the purchase by the Term Debt Purchaser of the foregoing percentage of Hunt common stock, as of December 27, 1995 the Company owned less than 80% of the outstanding Hunt common stock, thereby relieving Hunt from joint and several liability for the Company's taxes for periods beyond 1995.

            At the closing, the purchaser purchased the Hunt common stock from THV for $2,208,000, representing $18.0 million in cash reduced by the sum of (i) $12,721,000, representing the amount of Hunt's indebtedness for borrowed money as of the closing of the sale, which had been fixed by the parties at such amount solely for purposes of determination of the purchase price, (ii) $500,000, representing the negotiated amount required to redeem the minority equity position held by Hunt's senior secured note holders, (iii) $2,000,000, representing the amount required to be paid by Hunt to THV upon the redemption by Hunt of its issued and outstanding 7% preferred stock, without par value, all of which was owned by THV, and (iv) $571,000, representing the amount to be paid by Hunt to THV in repayment of the senior subordinated note issued by Hunt to THV in the original principal amount of $500,000. The net cash proceeds of the sale (i.e., the sum of the purchase price plus (iii) and (iv) above less transaction costs) were approximately $3,975,000. A portion of the net cash proceeds ($750,000) was placed in escrow to secure the Company's indemnification obligations to the purchaser under the purchase agreement, including indemnification for any payments made by Hunt after the closing in respect of income taxes owed by the Company during the period that Hunt was a member of the Company's consolidated tax group. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or
       (ii) the later to occur of (x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which Hunt was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years.

            The Company has reported a loss on the proposed sale of approximately $772,000 for financial reporting purposes. The loss has been calculated as of August 31, 1995, the measurement date, and includes (i) estimates of costs to be incurred in connection with the sale, (ii) operating losses from the measurement date through the date of disposition,
       (iii) a provision for taxes on earnings from the measurement date through the date of disposition of $154,000, and (iv) loss on sale at the disposal date. No tax benefit has been recognized for the loss at disposition as losses from the sale of a consolidated subsidiary are generally not deductible for federal income tax purposes.

            Upon consummation of the sale, a portion of Hunt's funded debt was extinguished resulting in a write-off of approximately $775,000 of unamortized debt issuance costs and debt discounts. Pursuant to Securities and Exchange Commission policy, $512,000 ($775,000 less income taxes of $263,000) will be reported as an extraordinary loss in 1996 when such debt is deemed to have been extinguished.

            The results of Hunt's operations for the twelve months ended December 31, 1995 and its consolidated results of operations for the twelve months ended December 31, 1994 are as follows (in $000):

                             Eight     Four
                             Months    Months    Year      Year
                             ended     ended     ended     ended
                            8/31/95   12/31/95  12/31/95  12/31/94

Net Revenues                $12,021   $ 6,504   $18,525   $17,154
Cost of Operations           10,497     5,031    15,528    14,616
Income from operations        1,524     1,473     2,997     2,538
Other income (expense)
  Interest expense           (1,162)     (573)   (1,735)   (1,699)
  Other income (expense)       (177)     (556)     (733)    1,363
    Total Other              (1,339)   (1,129)   (2,468)     (336)
Income before taxes
  and extraordinary item        185   $   344   $   529     2,202
Provision for taxes            (104)                         (358)
Income before
  extraordinary item             81                         1,844
Extraordinary item (net of
  income taxes of $37)           -                             72
Net income                       81                         1,916
Minority interest                43                          (304)
Net income
 after minority interest    $   124                       $ 1,612

            The net income of Hunt reflected above has been adjusted to provide for minority interest and to exclude intercompany interest and management fees which have been eliminated in consolidation. Net income after minority interest for the eight months ended August 31, 1995 and the twelve months ended December 31, 1994 has been reported as income from discontinued operations on the accompanying consolidated statements of operations of the Company for the twelve months ended December 31, 1995 and 1994, respectively. Net income for the four months ended December 31, 1995 has been included in the amount reported as loss on disposal of segment.

            The net assets of Hunt as of December 31, 1995 and December 31, 1994 consisted of:

                                         1995        1994

       Current assets                  $ 8,725     $ 7,323
       Current liabilities              (6,141)     (6,073)
       Net fixed assets                  6,078       6,504
       Other non-current assets         10,697      11,327
       Non-current liabilities         (14,092)    (13,575)
         Net assets                    $ 5,267     $ 5,506

            The portion of the net asset value equal to the escrowed funds has been classified as long term in the accompanying consolidated balance sheet.

            In connection with the sale, four individuals affiliated with the Company, namely the Company's President and Chairman of the Board of Directors, the Company's Vice President and Chief Financial Officer, who is also a member of the board, a director of Hunt and Hunt's President and Chief Operating Officer acquired 15% of the equity of ValveCo Inc. for $150,000. These four individuals, together with certain other members of senior management of Hunt not yet identified, will also have the opportunity to acquire up to an additional 15% of the common stock of the purchaser pursuant to the exercise of performance and value-based options at an aggregate cost to such individuals of $2.75 million. In addition, the aforementioned directors and executive officers of the Company and Hunt have been employed in various capacities by ValveCo Inc. and Hunt after the sale.


Note 5 - Notes Receivable:

       Notes receivable consist of the following (in $000's):

                                                 1995        1994
     9% Installment notes receivable
       from sale of subsidiaries               $  436      $  602

     7.50% to 11.50% Installment notes
       receivable from sales of
       property and equipment (net of
       allowance for uncollectible amounts
       of $200,000 and $150,000,
         respectively)                              220         276

     7.25% Installment note receivable
       from sale of real property (net of
       deferred income of $274,000 and
       $386,000, respectively) (See Note 7)       239         338
                                                _____       _____
     Total notes receivable                       895       1,216
       Less: Current portion                      172         248
     Long-term portion                         $  723      $  968

       At December 31, 1995 notes receivable mature as follows:

                         1997                    $328
                         1998                      32
                         1999                     178
                         2000                      17
                         2001 and thereafter      168
                                                 $723

            The Company holds notes in the aggregate amount of $121,000 as of December 31, 1995 which were issued by a firm which produces and distributes gases, and by a partnership whose members include certain owners of the firm. The notes are secured by a first mortgage on the real property on which the firm's facility is located and are guaranteed by certain owners of the firm and members of the partnership. An explosion destroyed the firm's only facility on March 26, 1996. It is presently uncertain what operations of the firm will continue and the extent the firm's insurance proceeds will be available for payment of amounts due under the notes.


Note 6 - Investment in Leveraged Lease:

            The Company is the lessor of computer equipment pursuant to a leveraged lease agreement entered into in July 1989. This equipment was acquired at a cost of $35,864,000 and is subject to a Master Lease with a term of 96 months and four user sub-leases with remaining terms from one to 18 months. The Company's equity investment, $2,596,000, represents 7.2% of the purchase price; the remaining 92.8%, or $33,268,000, was furnished by third-party financing in the form of long-term debt that provides for no recourse against the Company and is secured by a lien on the equipment. At the end of the term of the Master Lease, the equipment is turned back to the Company.

            For federal income tax purposes, the Company has the benefit of tax deductions for depreciation on the entire leased asset and for interest on the long-term debt. Since, during the early years of the lease, those deductions exceeded the lease rental income, substantial excess deductions were available to be applied against the Company's other income. Beginning in 1994, rental income exceeded the deductions resulting in taxable income. Deferred taxes are provided to reflect this reversal.

             The Master Lease also provides for the Company to share in the rentals paid by the end-users of the equipment to the Master Lessee beginning July 1994. Approximately $397,000 and $332,000 was received by the Company during 1995 and 1994, respectively, pursuant to such provision.

            During 1994 and 1995, the Company determined that its estimates of future rentals and residual values of the computer equipment subject to this lease should be reduced to reflect current market values and lease rates. Accordingly, for the year ended December 31, 1995, the Company has recorded a charge to earnings and reduced its investment in the lease by $360,000 in recognition of a 16% reduction in estimated future shared rentals under the user leases and a 82% reduction in estimated residual values. For the year ended December 31, 1994, the Company has recorded a charge to earnings and reduced its investment in the lease by $1,819,000 to give effect to a 53% reduction in estimated future shared rentals under the user leases and a 75% reduction in the estimated residual value of the computer equipment at the termination of the Master Lease. As a result of the write-downs and the reversal of existing temporary differences, deferred income taxes were reduced by $2,088,000 and $1,630,000 in 1995 and 1994, respectively.

            The Company's net investment in the leveraged lease at December 31, 1995 and 1994 was comprised of the following elements (in $000's):

                                                1995      1994
     Lease income (net of principal and
       interest on non-recourse debt)        $    79   $   613
     Estimated residual value of leased
       assets                                     49       272
     Investment in leveraged lease               128       885
     Less:  Deferred taxes                    (3,294)   (5,382)
     Net investment in leveraged lease       $(3,166)  $(4,497)

            The Internal Revenue Service has questioned the deductions claimed by the Company in connection with its investment in the computer equipment. See Note 8 - Income taxes for further discussion of this matter.


Note 7 - Assets Held for Sale:

            Assets held for sale consist of approximately 215 acres of real estate which is carried at a cost of $2,395,000 and $2,406,000 as of December 31, 1995 and 1994, respectively, and certain equipment remaining from the alkali products segment. Management believes the amounts reported approximate net realizable value.

            During the fourth quarter of 1992, two subsidiaries of the Company sold property consisting of approximately 569 acres of land, together with buildings and improvements and auxiliary equipment, in exchange for consideration aggregating $916,000. The consideration consisted of $66,000 in cash and $850,000 in non-recourse seven-year notes which are secured by the property purchased as well as other real estate owned by the buyers. The notes bear interest at 7.25% per annum and require principal payments of $50,000 on each of the first, second, fourth, fifth and sixth anniversaries, $200,000 payable on the third anniversary and the balance payable on the seventh anniversary. The buyer has the right to extend the payment of the seventh installment over three additional years. Deferred installments bear a higher rate of interest.

            The Company recognized $112,000 and $33,000 of income from this transaction for the years ended December 31, 1995 and 1994, respectively, and has deferred income of $274,000 and $386,000 as of December 31, 1995 and 1994, respectively, which will be recognized under the installment method. The deferred income has been netted against the gross value of the notes receivable for financial reporting purposes.


Note 8 - Income Taxes:

            The Company has adopted FASB Statement No. 109 ("Accounting for Income Taxes") which requires the use of an asset and liability approach for financial accounting and
       reporting of income taxes.   Deferred income taxes are
       provided for all temporary differences between the financial reporting and tax basis of the Company's assets and liabilities, and net operating loss and tax credit carryforwards.

            The provision (credit) for income taxes consists of the following (in $000's):

                                                     1995          1994
            Provision for current operations
              Currently payable:
                Federal                             $ 347         $  57
                State                                  25            -
                                                      372            57
              Deferred:
                Federal                              (170)         (868)
                State                                   1            25
                                                     (169)         (843)
              Total income tax
                provision (credit)                    203          (786)

            Less: Income tax provision for
              discontinued operations                 431           396
            Total provision (credit) for
              continuing operations                  (228)       (1,182)

            Provision (credit) for tax audits
              Currently payable:
                Federal                               (91)          (34)
                State                                (127)          364
                                                     (218)          330
              Deferred:
                Federal                                -            892

            Total provision (credit) for
              tax audits                             (218)        1,222
            Total income tax provision
              (credit)                              $(446)       $   40

                 Deferred tax expense results from temporary differences as follows (in $000's):

                                                     1995          1994
            Excess of book over tax
              depreciation                        $   (43)       $  (76)
            Investment in leveraged lease          (2,635)       (1,626)
            Change in valuation allowance             575          (167)
            Non-deductible accruals                   769           120
            Net operating loss carryforwards          386           963
            Capital loss carryforwards                 90          (173)
            Alternative minimum tax (credit)         (243)          (57)
            Unrealized gain (loss) on
              marketable securities                    -            157
            Uniform capitalization -
              inventory                                -             (3)
            Deferred gain - installment sale          (23)          (17)
            Deferred state income taxes                -             17
            Remediation and closure costs             645            -
            General business tax credits              305            -

            Other                                       5            19
                                                  $  (169)       $ (843)

            Deferred tax liabilities and assets at December 31, 1995 and 1994 were comprised of the following (in $000's):

                                                    1995          1994
            Deferred tax assets
              Remediation and closure costs       $ 4,652      $  5,297
              Post-retirement employee benefits        -             -
              Inventories                              -             -
              Non-deductible accruals                  87           856
              Allowance for doubtful accounts           6            11
              Federal net operating/capital
                loss carryforwards                     83           222
              State net operating loss
                carryforwards                       3,677         4,013
              Tax credit carryforwards              1,681         1,743
              Subtotal                             10,186        12,142
              Valuation allowance for deferred
                tax assets                         (5,949)       (5,188)
              Total                                 4,237         6,954

            Deferred tax liabilities
              Leveraged lease                      (4,173)       (6,807)
              Depreciation                             (8)          (50)
              Unrealized appreciation of
                equity securities                     (48)         (103)
              Installment sales                       (48)          (72)
              Other                                    -             -
              Total                                (4,277)       (7,032)
            Net deferred tax liability            $   (40)      $   (78)

            Included in the accompanying balance sheet as:

            Current deferred tax asset            $    42       $   587
            Non-current deferred tax liability        (82)         (665)
                                                  $   (40)      $   (78)

            The Company has recorded a valuation allowance of $5,949,000 as of December 31, 1995 to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

            The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss) before tax by the applicable statutory U.S. federal income tax rate (in $000's):

                                                     1995          1994
           Tax expense (credit) computed
             by applying U.S. federal
             income tax rate to loss
             from continuing operations
             before income taxes (credits)          $(293)      $(1,341)
           Increases (reductions) in
             taxes resulting from:
           State income taxes (credit) net
             of federal income tax benefit             17            17
           Change in federal deferred
             tax valuation allowance,
             applicable to continuing
             operations                                -            213
           Corporate dividends
             received deduction                        (2)           (2)
           Other                                       50           (69)
                                                    $(228)      $(1,182)

            At December 31, 1995, the Company had a capital loss carryforward for federal income tax purposes of approximately $83,000 which expires in 2009. The Company also has approximately $1,681,000 of alternative minimum tax credits which may be carried forward indefinitely.

            In 1991, the Internal Revenue Service (the "Service") asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. The 1989-91 tax audit is discussed below. The Company filed a petition with the Tax Court contesting many of the proposed adjustments asserted in the deficiency notice.
       On June 5, 1995, August 14, 1995 and March 7, 1996,
       respectively, the Company and the Service executed a stipulation of partial settlement of issues in the Tax Court case and first and second revised stipulations of partial settlement. These partial settlements have resolved most of the adjustments asserted in the deficiency notice.

            Taking into account the partial settlements to date, the Company has accepted approximately $5.2 million of the $33.3 million of total adjustments to income asserted by the Service. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in court. The Service has conceded adjustments totalling $27.4 million of taxable income and penalties, leaving only one issue, involving several taxable years, unresolved from the 1980-88 period. The Company will either settle or litigate the remaining adjustments for the 1980-88 period. Also unresolved are the adjustments, discussed below, asserted by the Service for the 1989-91 period. The Company cannot predict the outcome of further settlement negotiations or litigation with the Service over these issues.

            The Company has net operating loss and tax credit carryforwards that will partly offset the tax liability resulting from the settled adjustments to taxable income. Taking into account such carryforwards, the federal income tax and interest that will be due on account of the settlements reached to date is approximately $1,323,000, with interest through December 31, 1995 ($93,000 of taxes and $1,230,000 of interest). The settlements also will result in approximately $477,000 of state tax liabilities ($237,000 of state income tax and $240,000 of interest as of December 31, 1995), not including penalties and penalty interest that may be assessed by the states involved. Payment of the federal tax liability resulting from both settled issues and any issues litigated before the Tax Court will be due after the conclusion of the Tax Court case. The date for payment of the state tax liabilities varies by state. The first of such payments, in the amount of approximately $349,000, consisting of state tax of $109,000 and interest of $240,000 through December 31, 1995, is expected to be paid during 1996. This state currently has a tax amnesty program in effect pursuant to which all interest and penalties for back taxes will be waived upon payment of the tax liability. The Company is currently investigating whether it qualifies under this amnesty program.

            Use of the Company's net operating loss and tax credit carryforwards to offset the settled adjustments will reduce the net operating loss and tax credit carryforwards that otherwise would have been available to partially offset the future tax liabilities that will arise when the Company recognizes an estimated $9.7 million of net taxable income from its investment in computer equipment. For federal income tax purposes, the Company has had the benefit of tax deductions for depreciation of the equipment and for interest on the long-term non-recourse debt that the Company incurred to finance the acquisition of the computer equipment. In prior years, those deductions exceeded the rental income that the Company earned from leasing out the equipment. Those excess deductions offset the Company's income from other sources. Rental income from leasing the computer equipment exceeded the related depreciation and interest deductions by approximately $5.8 million in 1995 and $3.0 million in 1994. This excess income was largely offset by deductions from other sources. Rental income will continue to exceed depreciation and interest deductions in 1996 and 1997. The Company anticipates approximately $6.2 and $3.5 million of net taxable income for 1996 and the first seven months of 1997, respectively, on account of its computer equipment investment. The Company does not expect to have sufficient deductions from other sources in 1996 and 1997 to fully offset this taxable income.

            The Service has concluded an audit of the Company's federal income tax returns for 1989 through 1991, and has questioned the deductions claimed by the Company in connection with its investment in the computer equipment discussed in the preceding paragraph. If the Service prevails in disallowing the computer equipment deductions, the Company's taxable income for 1989 through 1992 would be materially increased. However, in that case, its taxable income from the computer equipment for 1994 through 1997 would be reduced by a corresponding amount. Specifically, if the Company prevails on all remaining issues in the Tax Court case other than those related to the computer equipment, the incremental federal income tax liability attributable to disallowance of the computer equipment deductions will not exceed $5.9 million of tax and $2.7 million of interest, calculated through December 31, 1995. This would increase the Company's aggregate liability for federal taxes and interest attributable to both the settled issues and the computer lease to $6.0 million and $3.9 million, respectively, calculated through December 31,1995. If the Company does not prevail on the computer issue, the Company's net deferred tax liability of $40,000 as of December 31, 1995 would be eliminated, as would most of the $6.2 million and $3.5 million of taxable income that the Company expects to realize from the computer equipment in 1996 and 1997, respectively, as discussed in the preceding paragraph. Disallowance of the computer equipment deductions would not result in any state tax liability. For the 1989-91 period, the Service also challenged certain real property deductions and certain expenses that were deducted by the Company, but that the Service believes should have been capitalized. These deductions will be addressed in the pending Tax Court case because losses in 1989-91 were carried back and deducted in years covered by the Tax Court case. Discussions with the Service on the 1989-91 issues, including the computer equipment issue, are in progress.

            Certain state income tax returns and sales and use tax returns filed by the Company and a subsidiary were examined. The state issued a final determination asserting a deficiency for sales taxes, interest and penalties totalling $598,000 on certain services provided by affiliates of the Company to other affiliates. Although the Company believes that most of the services in question were exempt from sales tax, the Company paid $110,000 in June 1994 in final settlement of all issues for the period under examination rather than incur the costs of litigating the issues in court.


Note 9 - Long-term Debt:

       Long-term debt consists of the following (in $000's):

                                                     1995          1994
            10% to 11% mortgage notes, due
            in monthly installments, through
            December 2004, secured by certain
            land and buildings held for sale,
            carried at a cost of $1,752,000          $387          $446

            Other obligations                          35            35
            Total debt                                422           481
                Less: Current portion                 356            93
            Long-term portion                        $ 66          $388

       Maturities

            At December 31, 1995, long-term debt matures as follows
       (in $000's):

                     1997                   $18
                     1998                    20
                     1999                    22
                     2000                     6
                                            $66


Note 10  - Remediation and Closure Costs:

            The Company's accruals for closure and remediation activities equal the present value of its allocable share of the estimated future costs related to a site less funds held in trust for such purposes. The costs of litigation associated with a site are expensed as incurred. The Company has accrued remediation and closure costs for the following sites (in $000's):

                                                     1995          1994
            Kin-Buc landfill                      $10,692       $10,692
            Kinsley's landfill                      2,004         2,043
            Mac Sanitary landfill                     151            88
            Carlstadt facility                         -          1,532
            Total                                 $12,847       $14,355

            Cash and securities held in certain trusts for post closure activities at Kinsley's landfill have been netted against the accrual for presentation in the Company's balance sheet.

            Kin-Buc, Inc. ("Kin-Buc"), a wholly-owned subsidiary of the Company, operated a landfill in Edison, New Jersey (the "Kin-Buc Landfill") which ceased operations in 1977. Remediation and closure activities continue at the Kin-Buc Landfill pursuant to the provisions of an Amended Administrative Order issued by the United States Environmental Protection Agency (the "EPA") to the Company and other respondents, including SCA Services, Inc. ("SCA"), an unaffiliated company, in September 1990 (the "1990 Order"). In November 1992, EPA issued an Administrative Order to the Company, SCA and other respondents for the remediation of certain areas neighboring the Kin-Buc Landfill (the "1992 Order"). Each respondent to these Orders is jointly and severally liable thereunder.

            In 1986, the Company and certain subsidiaries and an affiliate (the "Transtech Group"), and SCA and certain subsidiaries and affiliates of SCA (the "SCA Group") entered into an agreement in settlement of litigation among themselves regarding the sharing of the remediation and closure costs of the Kin-Buc Landfill, whereby 75% of such costs would be borne by the Transtech Group and 25% by the SCA Group (the "1986 Agreement"). The parties also agreed to establish and fund a trust for the payment of these costs (the "1986 Trust").

            Both the 1990 Order and the 1992 Order required the Company, SCA and the other respondents to submit financial assurance to the EPA that all of the remediation required under those Orders would be completed. In November 1990 the Company entered into an agreement with SCA whereby SCA submitted the guaranty by WMX Technologies, Inc. ("WMX") (formerly known as Waste Management, Inc.), its indirect corporate parent, of all of SCA's and the Company's obligations under the 1990 Order. In conjunction with this guaranty, the Company contributed $3 million to the 1986 Trust (and SCA contributed $1 million) and the Company and SCA agreed to fund the 1986 Trust such that its balance would never be less than $2 million. The Company also agreed to maintain in its treasury $4 million in cash and cash equivalents less 75% of recoveries from third parties ("PRPs") which are deposited in trust for the remediation of the Kin-Buc Landfill. In 1992, SCA submitted a revised guaranty by WMX to encompass SCA's and the Company's obligations under the 1992 Order, based upon an estimated aggregate remediation project cost of $99.8 million. The Company's obligations to fund the 1986 Trust and maintain certain cash balances were satisfied with the creation and funding of a new trust in January 1993.

            The new trust was established in January 1993 to fund the remediation of the Kin-Buc Landfill (the "1993 Trust") with funds to be provided from negotiated settlements reached with certain de minimis PRPs during 1992 and 1993 (see Note 14). Terms of the settlements allowed for the reimbursement of up to $1.3 million of past litigation costs incurred by SCA and the Company. The Company recovered litigation costs of $15,000 and $960,000 in 1993 and 1992, respectively. Proceeds from such initial settlements with the PRPs resulted in total deposits of $7.1 million into the 1993 Trust through the year ended December 31, 1995. All of the funds deposited into the 1986 Trust and 1993 Trust had been expended for costs of remediation as of December 31, 1995. During June 1994, approximately 36 additional de minimis PRPs accepted a revised settlement proposed by the Company and other respondents to the 1990 Order, which resulted in an additional $3.0 million of contributions available for the remediation effort which had been deposited in a trust established in January 1995. Approximately $20,000 remained in the new trust as of December 31, 1995.

            During May 1993, a $22 million contract was awarded for the construction of a containment system and leachate treatment plant at the Kin-Buc Landfill in accordance with the engineered design and standards accepted by the EPA in satisfaction of certain requirements of the 1990 Order. The contract was to be financed with funds from the 1993 Trust. During May 1994, the Company met with representatives of EPA to discuss the impact delays in securing settlement proceeds would have on the Company's ability to finance the construction within the time frame required by EPA. In July 1994, after meeting with EPA, SCA entered into a contract with the contractor installing the containment system and treatment plant, thereby alleviating the potential for delays in this phase of the construction due to financial limitations. In August 1994 and thereafter, contracts were awarded by SCA for certain activities mandated by the 1992 Order.

            The execution of the contracts between SCA and the contractors does not relieve the Company of liability for such costs due to its obligations under the 1986 Agreement. In August 1993, the Company filed a demand for arbitration seeking rescission or reformation of the 1986 Agreement and reimbursement of overpayments. In March 1995, the SCA Group filed a demand for arbitration seeking reimbursement from the Company of $17 million, representing 75% of the $23 million of remediation expenses purportedly funded by the SCA Group through March 31, 1995. The status of such arbitration demand, as yet unresolved, is described in Note 14 to the Company's Consolidated Financial Statements.

            The contractors have essentially completed the construction required under the Orders, and the Company is awaiting EPA review and acceptance of the work performed. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, is estimated to be in the range of approximately $80 million to $100 million.

            A study to determine the nature and extent of contamination, and sources thereof, on approximately one-acre of land adjacent to the Kin-Buc Landfill has been substantially completed. On the basis of such study, in January 1996, a design for a remedial program involving the installation of a slurry cut-off wall around this one acre parcel was presented to the EPA for its review and approval. The cost of such installation may range from $1 million to $2 million. It is not possible to predict, at this point, whether EPA will require additional remedial measures to be taken or will mandate long-term maintenance of the slurry wall. Other areas within the vicinity of the site may become the subject of future studies due to the historic use of the area for waste disposal. The cost of studies and remediation of such areas is not included in the present estimates of the total cost of the remediation since such work is outside the scope of the Orders. The Company believes that the cost of the work addressed by the Orders will not result in a significant increase in such estimates, and that the remainder of such work is outside the scope of the Orders. An obligation to undertake significant remediation of areas outside the scope of the Orders would have a material adverse effect on the financial condition, results of operations and net cash flows of the Company.

            In 1988, the Company purchased 150,000 cubic yards of clay to be used for the closure of the Kin-Buc Landfill for $1.2 million from Inmar Associates, Inc. ("Inmar"), a corporation owned and controlled by a former principal shareholder, director and officer of the Company, and applied this amount against its accrual for remediation and closure costs. In 1992, the Company reclassified approximately $1.1 million from its accrual for remediation and closure costs to other long-term assets representing the cost of the clay not required for the closure. Approximately 8,600 cubic yards have been utilized for the closure of the landfill through December 31, 1995. Under the agreement for the purchase of the clay, the Company has a right to a refund if the clay is not used for the closure. The Company has made no demand for a refund, and there is substantial uncertainty regarding Inmar's ability to make such a refund.

            In conjunction with the remediation, 26 acres of undeveloped land neighboring the site and owned by a wholly-owned subsidiary of the Company were utilized for the construction of the containment system, treatment plant and related facilities. The property had been reflected at nominal value on the Company's financial statements.

            At December 31, 1995 and 1994, Kin-Buc had accrued $10.7 million for its share of the costs of such remediation and closure. The accrual is based upon the present value of the Company's share of remaining closure costs for the Kin-Buc Landfill and operation and maintenance costs related to the site's containment systems and treatment plant.

            Additional material adjustments to the Company's current accrual may become necessary as the above plans and related implementation costs are refined and weighed against revised allocations to other respondents and PRPs.

            Kinsley's Landfill, Inc. ("Kinsley's"), a wholly-owned subsidiary of the Company, ceased accepting solid waste at its landfill in Deptford Township, New Jersey on February 6, 1987 and commenced closure of that facility. At December 31, 1995 and 1994, Kinsley's has accrued $11,479,000 and $11,371,000, respectively, for the remaining costs of closure and post-closure care of this facility, of which $9,475,000 and $9,328,000, respectively, is being held in interest-bearing trust accounts. The accrual as of December 31, 1995 is based upon the present value of the estimated operation and maintenance costs related to the site's containment systems and treatment plant through the year 2016.

            Mac Sanitary Land Fill, Inc. ("Mac"), a wholly-owned subsidiary of the Company, operated a landfill in Deptford Township, New Jersey which ceased operations in 1977. The closure of this facility has been substantially completed. At December 31, 1995 and 1994, Mac has accrued closing costs amounting to $151,000 and $88,000, respectively, for the costs of continuing post-closure care and monitoring at the facility. The Company increased its accrual during 1995 due to unanticipated engineering and testing costs incurred to respond to inquiries from environmental agencies. The accrual as of December 31, 1995 is based upon the present value of the estimated maintenance costs of the site's containment systems through the year 2007.

            In 1988, the Company entered into a settlement agreement (the "Tang Agreement") regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang Realty, Inc. ("Tang"), a company owned and controlled by a former principal shareholder, director and officer of the Company (see Note 14). Upon the signing of this agreement, the Company paid $2,000,000 to Tang as reimbursement for damages and remediation costs incurred by it, and agreed to assume all future remediation costs in connection with the Piscataway site. During 1988, the Company accrued $1,741,000 for current and future remediation costs, and during 1989, the Company accrued an additional $2,689,000 for such costs. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. During the term of the Tang Agreement, the Company accrued $6,430,000 for the costs of current and future remediation at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. As a result of the rescission, amounts accrued by the Company for future remediation costs (the sum of $2,238,000) were reversed and reflected in income during 1990. In March 1991, the Company made demand upon Tang for reimbursement of the $4,300,000 paid by the Company in the remediation of the Piscataway site.
       Tang is currently disputing the Company's right to rescind the Tang Agreement and there is substantial uncertainty regarding Tang's ability and intention to reimburse the Company for these costs. Accordingly, no provision has been made for such reimbursement in the accompanying financial statements.

            During 1990, the Company joined with a group of 43 chemical waste generators, all named as respondents to an October 1990 Administrative Order issued by EPA as to a site in Carlstadt, New Jersey, to develop and fund a preliminary interim remedy (the "Interim Remedy") for the clean-up of that site (see Note 14). The Company had leased this site from Inmar and operated a solvents recovery plant thereon during a five year period ended 1970. During 1990 the Company charged to operations (i) $750,000 for its share of the costs of implementing the Interim Remedy, (ii) $1,537,000 for future remediation costs of a final remedy, and (iii) $503,000 paid pursuant to an agreement with Inmar which provides for a 50%/50% sharing of the costs of certain consulting services, including those aimed at identifying parties who may be responsible for the remediation of the site. In 1991, the Company charged to operations an additional $101,000 towards these shared expenses. At December 31, 1994 the Company had accrued approximately $1,532,000 for its portion of the estimated remediation costs at this site. In September 1995, the court approved a settlement agreement which allocated remediation costs for the site among the Company and substantially all of the waste generators who had been remediating the site. This agreement substantially relieves the Company from future obligations for the site in exchange for a cash payment, proceeds from the settlement of certain insurance claims and an assignment of Carlstadt-related claims filed against the Company's excess insurance carriers. The Company has reversed the balance of the accrual for future expenditures related to this site, and recognized income of $1,451,000 associated with such adjustment in the period ended September 30, 1995 (see Note 14).

            The impact of future events or changes in environmental laws and regulations, which cannot be predicted at this time, could result in material increases in remediation and closure costs related to these sites, possibly in excess of the Company's available financial resources. A significant increase in such costs could have a material adverse effect on the Company's financial position, results of operations and net cash flows.

Note 11 - Stockholders' Equity:

       Stock Option Plans

            At December 31, 1995, 797,000 shares of Transtech's common stock were reserved for issuance under incentive stock option plans that provide for the granting of options to employees at prices equal to the market value of Transtech's common stock on the date of grant, which options are exercisable for a period not to exceed ten years from the date of grant. Non-qualified stock options are available for grant to officers, directors, certain eligible employees and consultants at prices ranging from 50% to 100% of market value at the date of grant and these are also exercisable for a period not to exceed ten years. All outstanding non-qualified stock options have an exercise price which was equal to 100% of the market value on the date of grant. Options for 58,800 and 105,500 shares were outstanding at December 31, 1995 and 1994, respectively, all of which are exercisable. These options were granted at exercise prices ranging from $.44 to $5.00 per share.

            A summary of stock option transactions for 1994 and 1995
       follows:
                                                       Range of
                                                    Option Prices
                                        Shares        Per Share
     Outstanding, January 1, 1994       114,100    $ .44  - $5.00
       Expired                           (8,500)   $3.25  - $5.00
     Outstanding, December 31, 1994     105,600    $ .44  - $5.00
       Expired                          (46,800)   $3.25  - $5.00
     Outstanding, December 31, 1995      58,800    $ .44  - $5.00

       Stock Purchase Warrants and Rights Agreement

            The detachable common stock purchase warrants (the "warrants") issued in connection with Old Hunt's senior secured notes (the "Notes") entitled the holders to acquire up to an aggregate 19.34% interest in Old Hunt's common stock at an exercise price of $.01 per share prior to expiration at September 30, 2001. Such warrants were exercised on December 27, 1995 (see Note 4).

            In connection with the acquisition of Old Hunt, the Company's president was granted a ten-year warrant to purchase, for $165,279, a 6.2% interest in Old Hunt's parent company representing a 5% indirect interest in Old Hunt. The exercise price was equal to market value on the date of grant. In addition, the Company granted Old Hunt's chief executive officer the right to participate in the proceeds from the sale of Old Hunt as if he held an aggregate up to 2% of the equity. Both individuals forfeited such rights in conjunction with the consummation of the sale of Old Hunt (see Note 4).

Note 12 - Employee Benefit Plans:

       Retirement Savings and Profit Sharing Plans

            The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time non-union employees. During 1994, the 401(k) plans offered by Hunt and the other members of the consolidated group were merged with an effective date of January 1, 1993. Employees may contribute up to 15% of their eligible compensation, but not in excess of amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of employees' contributions not in excess of 2% of their eligible compensation during 1995 and 1994. The plan provides that the Company's matching and profit sharing contributions may be made in cash, in shares of Company stock, or in cash and invested in shares of Company stock. Contributions to the plan for the years ended December 31, 1995 and 1994 were $8,000 and $17,000, respectively.

       Employee Health Plans

            The Company maintains an employee benefit program which provides health care benefits to substantially all employees, and eligible dependents. The Company's health care plan utilizes a program provided by a leading health maintenance organization and, provides medical benefits, including hospital, physicians' services and major medical benefits. The employees contribute to the expense for enrolled dependents.

Note 13 - Lease Commitments:

            The Company leases land, office facilities, vehicles and equipment under operating leases which expire through 1999. Total rent expense charged to operations for all operating leases was $97,000 in 1995 and $105,000 in 1994.

            Future minimum lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year are as follows (in $000's):

                         1996                    $67
                         1997                    $22
                         1998                    $ 5
                         1999                    $ 5
                         2000                    $ 1


Note 14 - Legal Proceedings:

            As to Federal Tax Liabilities

            In 1991, the Internal Revenue Service (the "Service") asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. The 1989-91 tax audit is discussed below. The Company filed a petition with the Tax Court contesting many of the proposed adjustments asserted in the deficiency notice.
       On June 5, 1995, August 14, 1995 and March 7, 1996,
       respectively, the Company and the Service executed a stipulation of partial settlement of issues in the Tax Court case and first and second revised stipulations of partial settlement. These partial settlements have resolved most of the adjustments asserted in the deficiency notice.

            Taking into account the partial settlements that have been concluded to date, the Company has accepted approximately $5.2 million of the $33.3 million of total adjustments to income asserted by the Service. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in court. The Service has conceded adjustments totalling $27.4 million of taxable income and penalties, leaving only one issue, involving several taxable years, unresolved from the 1980-88 period. Also unresolved are the adjustments, discussed below, asserted by the Service for the 1989-91 period. The Company cannot predict the outcome of further settlement negotiations or litigation with the Service over these issues.

            The Service has concluded an audit of the Company's federal income tax returns for 1989 through 1991, and has questioned the deductions claimed by the Company in connection with its investment in computer equipment under lease (see
       Note 8 to the Company's Consolidated Financial Statements). The Service also challenged certain real property deductions and certain expenses that were deducted by the Company, but that the Service believes should have been capitalized. These deductions will be addressed in the pending Tax Court case because losses in 1989-91 were carried back and deducted in years covered by the Tax Court case. Discussions with the Service on the 1989-91 issues, including the computer equipment issue are in progress.

            The financial condition, results of operations and net cash flows of the Company could be materially and adversely affected if the Company is either unsuccessful in the defense of the issues remaining in dispute with the Service or unable to settle such issues in a manner which can be funded by the Company's available resources.

            As to the Kin-Buc Landfill

            In 1966, Kin-Buc leased approximately 19 acres of land in Edison, New Jersey from Inmar and operated a waste disposal facility at that site. In 1969, another wholly-owned subsidiary of Transtech, Filcrest Realty, Inc. ("Filcrest") acquired a number of lots near Kin-Buc's site and several
       contiguous to it.    In  September 1975, Transtech and SCA
       entered into an agreement pursuant to which a wholly-owned subsidiary of SCA, Chemical Waste Management of New Jersey, Inc. ("CWMNJ"), and a wholly-owned subsidiary of Transtech, Wastequid, Inc. ("Wastequid"), formed a partnership known as Earthline Company ("Earthline"). In connection with the formation of this partnership, Kin-Buc entered into two new leases with Inmar, superseding and replacing the 1966 lease. Pursuant to these leases, Kin-Buc leased a total of 77 acres from Inmar, 27 acres, including the original 19 acre disposal site, in one lot, and 50 acres in a contiguous lot. Simultaneously therewith, Earthline entered into an agreement with Kin-Buc permitting it to dispose of waste at the leased site. From 1972 through 1976, the Kin-Buc site operated as a state approved facility for the disposal of solid and liquid industrial and municipal waste. In July 1976, it stopped accepting liquid waste. In December 1976,Kin-Buc acquired title to the 27 acres it had been leasing from Inmar. In 1977, Kin-Buc stopped accepting solid waste at the site. Such site is referred to herein as the Kin-Buc Landfill. In February 1979, EPA brought suit in the United States District Court for the District of New Jersey against Transtech, Kin-Buc and Filcrest, certain former officers, directors and shareholders of Transtech, and Inmar in connection with the ownership and operation of the Kin-Buc Landfill. This suit was placed on administrative hold by the Court because Transtech and SCA agreed to undertake the remediation of the site. This suit remains on administrative hold.

            In 1986, Transtech sold the stock of Wastequid to SCA, and, simultaneously therewith, Transtech, Kin-Buc, Filcrest and Inmar (the "Transtech Group") entered into a settlement agreement (the "Settlement Agreement") with SCA, CWMNJ, Wastequid and Earthline (the "SCA Group") regarding the sharing of remediation costs of the Kin-Buc Landfill, pursuant to which the Transtech Group agreed to pay 75% of such costs and the SCA Group the remaining 25%. The parties also agreed to establish and fund a trust for the payment of these costs (see Note 10).

            In June 1990, Transtech, Kin-Buc and Filcrest commenced a suit in the United States District Court for the District of New Jersey entitled Transtech Industries, Inc. et al. v. A&Z Septic Clean et al. against approximately 450 generators and transporters of waste disposed of at the Kin-Buc Landfill (the "PRPs") for contribution towards the cost of cleanup of the landfill. Stayed for some time pending multiple unsuccessful appeals of the denial of a motion to dismiss brought by a group of PRPs, the suit is now in discovery.

            In 1991, 1992 and 1993, Transtech, Kin-Buc, Filcrest, SCA, CWMNJ and Wastequid (the "Kin-Buc Response Group") presented settlement proposals to approximately 300 of these 450 PRPs;
       of the 450, these 300 PRPs were believed to be responsible, individually, for no more than 1%, and in the aggregate, no more than 25% of the non-municipal waste disposed of at the Kin-Buc Landfill (the "De Minimis PRPs"). Approximately 200 of the 300 De Minimis PRPs accepted settlement, paying an aggregate of approximately $10 million towards the cost of the remediation of the Kin-Buc Landfill. With changes in ownership, mergers, consolidations, insolvencies, bankruptcies, dissolutions and liquidations of the PRPs from the time of their involvement with the Kin-Buc Landfill to the conclusion of settlements, approximately 50 De Minimis PRPs, believed to be responsible, in the aggregate, for approximately 15% of the non-municipal waste disposed of at the Kin-Buc Landfill, remained in the litigation, along with 24 non-De Minimis, or major PRPs, believed to be responsible, in the aggregate, for approximately 75% of such waste. Percentages of waste attributed to non-owner/operator PRPs who arranged for the disposal of, or transported waste to the Kin-Buc Landfill, are relevant to, but not dispositive of, those PRPs' share of the cost of the remediation of the Landfill.

            In November 1995, an additional 145 PRPs were joined in the litigation. Of these, 88 are municipalities whose waste was disposed of at the Kin-Buc Landfill and 57 are companies which transported such municipal waste to the Landfill.

            In December 1992, substantially all of the non-municipal waste PRPs filed three pleadings in the case, two of which are against Transtech or its subsidiaries. The first such pleading is a counterclaim against Transtech, Kin-Buc and Filcrest and a third-party complaint against other owners or alleged operators of the Kin-Buc Landfill (including the SCA Group, Inmar, Marvin H. Mahan, another former officer and director of Transtech and a former principal of SCA). The second pleading is a third-party complaint against six parties, not named by Transtech in its complaint, which also allegedly arranged for the disposal of or transported hazardous wastes to the Kin-Buc Landfill. Discovery in respect of the issues raised in these pleadings is being conducted together with those raised in the case in chief.

            The third pleading is a counterclaim against Transtech and a third-party complaint against parties to transactions with Transtech which are alleged to have been fraudulent conveyances. The claimants seek to have the consideration paid in these transactions returned and placed in the hands of a receiver. The transactions identified are the 1988 payment of fees to a consultant and relative of a former director of the Company for his services in connection with the sale of the assets of Allentown Cement Co., Inc.; the 1988 purchase of clay from Inmar; the 1988 settlement with Tang for the remediation of its Piscataway, New Jersey property; a 1989 bonus to a former officer and director of Transtech; and the 1989 redemption of Transtech stock from certain shareholders. Transtech has denied these allegations and has been defending certain former officers and directors and redeemed shareholders with respect to some of the issues raised in this pleading. Discovery is being conducted separately on these issues.

            During August 1993, the Company served a demand for arbitration (the "Transtech Arbitration") on WMX Technologies, Inc. ("WMX") (formerly named Waste Management, Inc.) and the SCA Group. The Company is seeking reformation or rescission of the Settlement Agreement, including the apportionment of Kin-Buc Landfill remediation costs, and reimbursement of overpayments made in accordance therewith. WMX brought an action in the Supreme Court for the State of New York in September 1993 seeking to enjoin the Transtech Arbitration. The Transtech Arbitration has been stayed pending a decision by the Court. In February 1995, the Court assigned WMX's and the SCA Group's motion to permanently enjoin the Transtech Arbitration to a special referee to report and recommend with regard to the claim that the Transtech Arbitration should be enjoined permanently on the grounds that the statute of limitations has run.

            In October 1995, a referee appointed by the Court to determine when the Company knew or should have known facts giving rise to its legal right to challenge the 1986 agreement (that is, what the cost to remediate the Kin-Buc Landfill would be), found that the Company knew or should have known such facts as early as 1986. In November 1995, the SCA Group moved to confirm the referee's report and the Company moved to reject it. In January 1996, the Court ruled that the referee had not considered the appropriate issues and remanded the referral to the same referee for another hearing, which has not yet been scheduled.

            In March 1995, while the Court's referral on the Company's arbitration was pending, the SCA Group filed a demand for arbitration (the "SCA Arbitration") seeking reimbursement from the Company of 75% of remediation expenses purportedly funded by WMX through that time. The Company brought an action in the Supreme Court for the State of New York in March 1995 seeking to stay the SCA Arbitration pending a decision on WMX's and the SCA Group's motion to enjoin the Transtech Arbitration. In April 1995, the Court narrowed the issues to be arbitrated to the amount of funds expended on the remediation and the reasonableness of such expenditures and made any findings on such issues subject to resolution of the Company's arbitration as to the enforceability of the 1986 agreement. Discovery as to such expenditures is ongoing, and a hearing is tentatively set for May 1996.

            The Company believes that a portion of the owner-operator share of the cost of the remediation of the Kin-Buc Landfill will be allocated to it by the Court. At this point, management is unable to assess whether this portion will exceed the costs already borne by the Company. Further, it is too early in the proceedings in the Transtech Arbitration and the SCA Arbitration to assess whether the Settlement Agreement will be enforced, and whether, if it is enforced, recoveries from PRPs will be sufficient to satisfy the Company's obligations thereunder. The financial condition, results of operations and net cash flows of the Company will be materially and adversely affected if the Company is required to make any significant additional contribution to the cost of the remediation.

            In April 1991, Inmar demanded that, in accordance with certain provisions of the lease from Inmar to Kin-Buc of 50 acres upon which a portion of the Kin-Buc Landfill is located, Transtech indemnify Inmar and Marvin H. Mahan against liability for remediation of such property and pay Inmar $6.6 million in damages for loss of value of its adjoining property. These demands are the subject of negotiations with Inmar discussed below.

       As to the Carlstadt Site

            Transtech is one of 43 respondents to a September 1990 Administrative Order of the EPA concerning the implementation of interim environmental remediation measures at a site in Carlstadt, New Jersey owned by Inmar and operated by Transtech as a solvents recovery plant for approximately five years ending in 1970.

            In 1988, Transtech, Inmar and Marvin H. Mahan were sued in a civil action in the United States District Court for the District of New Jersey entitled AT&T Technologies, Inc. et al.
       v. Transtech Industries, Inc. et al. v. Allstate Insurance Company et al. (the "AT&T Suit") by a group of generators of waste (the "AT&T Group") alleging, among other things, that the primary responsibility for the clean-up and remediation of the Carlstadt site rests with Transtech, Inmar and Marvin H. Mahan.

            In September 1995, the Court approved a settlement of the AT&T Suit among Transtech, Inmar, Mr. Mahan, the AT&T Group and other generators and transporters of waste handled at the Carlstadt site who had contributed to the costs of the remediation of the site. Pursuant to such settlement, Transtech, Inmar and Mr. Mahan agreed to (i) pay $4.1 million of proceeds from settlements with primary insurers of a coverage action brought by the Company and Inmar against their primary and excess insurers, (ii) pay an additional $145,000 ($72,500 from Transtech and $72,500 from Inmar and Mr. Mahan), and (iii) assign their Carlstadt site-related insurance claims against an excess insurer in exchange for a complete release from these parties of all liability arising from or on account of environmental contamination at the Carlstadt site and the parties' remediation of the same. Notwithstanding such settlement, the Company may have liability in connection with the site to the EPA for its costs of overseeing the remediation of the site, and to parties who had not contributed to the remediation at the time the settlement was approved but who may later do so. The Company has received no indication that the EPA intends to assert a claim for oversight costs and the Company believes that the EPA may not have the legal right to do so.

            In a related matter, in October 1989, Transtech (along with owners and operators of industrial sites in the Hackensack meadowlands near Carlstadt, New Jersey) was sued in the United States District Court for the District of New Jersey for contribution towards the cost of remediation of a creek in the Hackensack meadowlands by Morton International, Inc., Velsicol Chemical Corp. and other members of a group of owners and operators of industrial sites in that area who have been ordered to remediate that creek. The claim against the Company is based upon certain provisions of the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), which imposes liability for the remediation of certain sites jointly and severally upon persons responsible for the generation, transportation and disposal of wastes at such sites. In this regard, the plaintiffs allege that the creek was polluted in part by contamination from wastes handled at the Carlstadt, New Jersey solvents recovery facility operated by Transtech from 1970 to 1975. The plaintiffs have been negotiating with the governmental entities enforcing the remediation as to the scope of the plaintiffs' liability, and, pending the conclusion of these negotiations, have entered into stipulations with the defendants, including Transtech, staying the suit. Since the case was stayed before any discovery had taken place, it is not possible to determine the extent of Transtech's liability in the matter. There is no indication at present as to when the suit will be reactivated.

            In December 1989, Inmar and Transtech agreed to share equally certain costs in connection with the AT&T Suit. As of December 31, 1992, Transtech paid $514,000 towards such costs. Inmar has disputed which expenses are to be shared. Further, in April 1991, Marvin H. Mahan made a demand upon Transtech for reimbursement of approximately $300,000 in costs which he incurred in connection with the AT&T Suit. The dispute concerning the shared expenses and Mr. Mahan's demand for reimbursement are subjects of the negotiations with Inmar discussed below.

       As to the Tang Site

            Pursuant to a December 1988 agreement with Tang, in 1988, 1989 and 1990 Transtech spent approximately $4.3 million for the remediation of a Piscataway, New Jersey site owned by Tang and operated by Transtech for a limited period of time. In October 1990, Transtech determined that it would no longer continue to contribute to the remediation of that site. The EPA is performing remediation at the site and has requested information from approximately 100 potentially responsible parties concerning their involvement with the Tang site. Transtech has had no direct involvement with the EPA since October 1990 and has not been the recipient of an EPA request for information.

            In connection with its determination not to continue to contribute to the remediation of the Tang site, in March 1991 Transtech made a demand upon Tang for reimbursement of the amounts it had expended in connection with such remediation. In April 1991, Tang rejected the demand for reimbursement and demanded Transtech resume the remediation. These demands are the subject of negotiations with Tang discussed below.

       As to Negotiations with Mahan Interests

            Transtech has been negotiating with Inmar, Tang and Marvin
       H. Mahan (collectively, the "Mahan Interests") toward a settlement of disputes with Transtech, including those involving the indemnity against liability for remediation of the Kin-Buc Landfill and the demand for damages for loss of value of property adjoining the Kin-Buc Landfill, the sharing of expenses of the AT&T Suit, and the reimbursement of remediation costs at the Tang site. Such negotiations are continuing. The Company believes that, if decided against the Company, the outcome of any suit brought by the Mahan
       Interests on the basis of any or all such claims would have a materially adverse effect on the financial condition of the Company. Management is unable to determine at this time whether the Mahan Interests will bring suit against the Company on any or all such claims.

       As to Sale of a Subsidiary

            In June 1992, Transtech was sued in the United States District Court for the Eastern District of Pennsylvania by Eastern Industrial Corporation ("Eastern") and John Moore, a former officer of Transtech. The plaintiffs sought an order declaring Transtech in breach of an indemnity provision of a Stock Purchase Agreement which effected a sale by Transtech to Moore in 1986 of all of the stock of Eastern, then a wholly-owned subsidiary of Transtech, and demanding indemnification from Transtech against certain environmental liabilities allegedly arising from operations of Eastern prior to the sale to Moore.

            During December 1993, a settlement was reached which provided the plaintiffs with a nominal cash payment from the Company and the ability to recover from the Company up to $300,000 for reimbursement of certain expenditures if after two years the plaintiffs are unsuccessful in their efforts to obtain coverage for certain liabilities from the Company's and the plaintiffs' insurance carriers. No such demand for reimbursement has been made by the plaintiffs.

       General

            In the ordinary course of conducting its business, the Company becomes involved in certain lawsuits and administrative proceedings (other than those described herein), some of which may result in fines, penalties or judgments being assessed against the Company. The management of the Company is of the opinion that these proceedings, if determined adversely individually or in the aggregate, are not material to its business or consolidated financial position.

            The uncertainty of the outcome of the aforementioned tax litigation and environmental litigation and the impact of future events or changes in environmental laws or regulations, which cannot be predicted at this time, could result in increased remediation and closure costs, and increased tax and other potential liabilities. A significant increase in such costs could have a material adverse effect on the Company's financial position, results of operations and net cash flows. The Company may ultimately incur costs and liabilities in excess of its available financial resources.

Note 15 - Segment Information:

         The Company's continuing operations can be grouped into four segments: operations which generate electricity from recovered methane gas, operations which perform maintenance, remediation and related services on landfill sites, computer leasing (see Note 6), and corporate and other. Corporate and other includes: (i) selling, general and administrative expenses not specifically allocable to the other segments: and
       (ii) other administrative costs incurred for the continuing closure and post-closure activities at the Company's dormant landfill facilities. Corporate assets are represented primarily by cash and cash equivalents, marketable securities, notes receivable and real estate held for investment and sale.

(In $000's)              Electricity  Environmental Computer   Corporate
                         Generation     Services    Leasing    and Other
1995
  Operating revenues       $   206       $  167      $   -      $    -
  Intercompany revenues    $    -        $  264      $   -      $    -
  Income (loss)
    from operations        $   (65)      $ (174)     $   -      $(2,690)
  Identifiable assets      $    27(a)    $  410      $  128     $ 7,849
  Depreciation expense     $     1       $   24      $   -      $    33
  Capital expenditures     $    28       $   56      $   -      $     2

1994
  Operating revenues       $   316       $  263      $   -      $    -
  Intercompany revenues    $    -        $  273      $   -      $    -
  Income (loss)
    from operations        $    60       $  (21)     $   -      $(2,165)
  Identifiable assets      $    -(a)     $  503      $  885     $ 9,774
  Depreciation expense     $    -        $   20      $   -      $    40
  Capital expenditures     $    -        $   14      $   -      $    10

(a) Substantially all of the assets of the electricity generation segment are fully depreciated.

            During the year ended December 31, 1995 and 1994, two customers of the Company accounted for 100% of the Company's consolidated operating revenues.


Note 16 - Loss Per Share:

            Net income (loss) per share is based upon the weighted average number of common and common equivalent shares outstanding during each year. Common stock equivalents, when dilutive, include shares issued under the assumed exercise of stock options reflected, using the treasury stock method, at the average market price of the Company's shares during the year. Fully diluted earnings per share have not been presented since the calculations are anti-dilutive.

Note 17 - Related Party Transactions:

            The Company and its subsidiaries have had transactions with businesses owned or controlled by the Company's principal shareholders or members of their immediate family.

            Until July 1995, the Company leased certain real property from Inmar Associates, Inc., a corporation controlled by Marvin H. Mahan, a former officer, director and principal shareholder of the Company, and the father of three of the Company's principal shareholders. No rental payments have been made since 1990 (see Note 14).

            On August 28, 1992, the Company made an advance of $10,000 to the President and Chief Executive Officer of the Company. This advance is evidenced by a note which bears interest at a floating prime rate plus 1% and is due and payable in May
       1997. On April 22, 1994 the Company made a loan of $75,000 to such officer, evidenced by a note which bears interest at a floating prime rate plus 1% and is due and payable in May
       1997. A total of $93,000 was outstanding with respect to the advance and loan, including interest, as of December 31, 1995. The Company believes that the terms of the advance and the loan to the officer are no less favorable to the Company than could be obtained with non-affiliated parties.

            On March 1, 1996, ValveCo Inc. ("ValveCo"), a newly-formed Delaware corporation organized by Three Cities Research, Inc. ("TCR"), a Delaware corporation unaffiliated with the Company or any of its directors and officers, purchased 100% of the Hunt Valve Company, Inc. common stock owned by THV Acquisition Corp., a wholly owned subsidiary of the Company, representing 79.05% of the issued and outstanding Hunt common stock. Eighty-five percent of the common stock issued by ValveCo was purchased by the TCR investors and 15% was purchased by four individuals affiliated with the Company, namely the Company's President and Chairman of the Board of Directors (7.5%), the Company's Vice President and Chief Financial Officer, who is also a member of the board (2%), a director of Hunt (1.5%) and Hunt's President and Chief Operating Officer (4%) for
       $150,000. These four individuals, together with certain other members of senior management of Hunt yet to be determined, also obtained the right to acquire, for an aggregate cost of $2.75 million, an additional 15% of ValveCo's common stock pursuant to the exercise of performance and value-based options. In addition, the aforementioned directors and executive officers of the Company and Hunt have been employed in various capacities by ValveCo and Hunt after the sale (see Note 4).

                 REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors
Transtech Industries, Inc.

       We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

       The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2, 8, 10 and 14 to the consolidated financial statements, the Company has experienced recurring operating losses and is currently involved in material litigation concerning environmental remediation costs and a pending Internal Revenue Service examination, the outcome of which cannot presently be determined. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                  TAIT, WELLER AND BAKER

Philadelphia, Pennsylvania
March 28, 1996

Transtech Industries, Inc.
Market Prices of Common Stock


       The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 1994 through December 31, 1995. The high and low bid price information has been obtained from market makers in the Company's common stock.


 1995           High    Low            1994           High    Low
 1st quarter    3/20   1/20            1st quarter    5/32    1/8
 2nd quarter    3/25   1/20            2nd quarter    1/10   1/16
 3rd quarter    1/20   1/32            3rd quarter    1/10   1/10
 4th quarter    1/32   1/32            4th quarter    1/10   1/10


       The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions. They do not represent actual transactions.

       The number of holders of record of the Common Stock of the Company at January 2, 1996 was 291.

       The Company paid no dividends in either stock or cash in 1995 or 1994 and does not presently anticipate paying dividends in the foreseeable future.


Directory


Executive Offices:         Directors:                  Independent Certified
                                                         Public Accountants:
200 Centennial Avenue      Robert V. Silva
Suite 202                  Chairman of the Board,      Tait, Weller and Baker
Piscataway, NJ 08854       President and Chief         Two Penn Center Plaza
Phone: (908) 981-0777      Executive Officer           Suite 700
Fax: (908) 981-1856        Transtech Industries, Inc.  Philadelphia, PA 19102

                           Arthur C. Holdsworth, III
                           Vice President of Sales     Transfer Agent:
                           Millington Quarry, Inc.
                           Millington, New Jersey      Continental Stock
                                                         Transfer & Trust Co.
                           Andrew J. Mayer, Jr.        2 Broadway
                           Vice President-Finance      New York, NY  10004
                           Chief Financial Officer     212-509-4000
                           and Secretary
                           Transtech Industries, Inc.  OTC Bulletin Board
                                                         Symbol:
                           Officers:
                                                       TRTI
                           Robert V. Silva
                           President and Chief
                           Executive Officer

                           Andrew J. Mayer, Jr.
                           Vice President-Finance,
                           Chief Financial Officer
                           and Secretary


Form 10-KSB

The Company will provide without charge to any stockholder a copy of its most recent Form 10-KSB filed with the Securities and Exchange Commission including the financial statements and schedules thereto. Requests by stockholders for a copy of the Form 10-KSB must be made in writing to: Transtech Industries, Inc., 200 Centennial Avenue, Suite 202, Piscataway, New Jersey 08854,
Attention: Secretary.