Form 10-K, Exhibit 13
period 1996-12-31
TRANSTECH INDUSTRIES INC
filed 1997-03-27
CIK 87799

Exhibit 13.  Annual Report to Stockholders

























                             TRANSTECH INDUSTRIES, INC.

                                    ANNUAL REPORT

                                        1996

COMPANY PROFILE


       Transtech Industries, Inc. and its subsidiaries provide environmental services and generate electricity utilizing methane gas. The Company's headquarters are located in Piscataway, New Jersey.







TABLE OF CONTENTS

                                                    Page

  President's Letter                                  2
  Management's Discussion and Analysis of
    Financial Condition                               3
  Consolidated Balance Sheets                        18
  Consolidated Statements of Operations              20
  Consolidated Statements of Stockholders' Equity    22
    (Deficit)
  Consolidated Statements of Cash Flows              23
  Notes to Consolidated Financial Statements         26
  Report of Independent Certified Public Accountants 63
  Market Prices of Common Stock                      64
  Directory                                          65





Transtech Industries, Inc.
President's Letter


To Our Stockholders:


       During 1996, while attempting to monitor and minimize our significant tax, environmental, legal and other expenses, we have re-doubled our efforts to settle the environmental and other litigation surrounding our former activities at the Kin-Buc Landfill site. While we cannot predict the outcome of these efforts, we are working hard to come to closure on these issues. It is our present goal to settle the Company's environmental and related litigation during 1997 and to continue to work on the tax matters as detailed in this year's Annual Report.

       The Company continues to pursue asset sales as an additional source of liquidity.

       The sale of our Hunt Valve subsidiary was completed on March 1, 1996 and Transtech received significant funds as explained in the detail of this year's Annual Report. We have recently sold one parcel of real estate and are actively marketing several other parcels for sale.

       Our environmental services subsidiary continues its efforts to generate increased revenue at closed landfill sites for maintenance of these sites and related gas collection systems. While this market remains extremely competitive, we are hopeful of expanding this business during 1997.

       Management is doing the very best we can to address these complex and difficult issues. However, at this time the Company cannot ascertain whether its remaining operations and funding sources, including asset sales, will be adequate to satisfy its future capital requirements, including its anticipated tax and environmental liabilities.

                                              Sincerely,





                                              Robert V. Silva
Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations


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

       During 1995, the Company sold the segment of its operations which marketed alkali products and in 1996, completed the sale of its valve manufacturing segment. Both transactions are discussed below.

Operating Revenues

       Consolidated operating revenues decreased 3%, or $11,000, for the year ended December 31, 1996, compared to the year ended
December 31, 1995. Consolidated operating revenues by business segment for the years ended December 31, 1996 and 1995 were as follows (in $000):

                                 - Quarter -             Total

1996                    1st     2nd      3rd      4th      Year

  Electric Generation  $ 55    $ 65     $ 68     $ 77     $ 265
  Environmental Svcs.    64      77       73       64       278
  Intercompany          (36)    (52)     (55)     (37)     (180)
  Total revenues       $ 83    $ 90     $ 86     $104     $ 363

1995

  Electric Generation  $ 62    $ 44     $ 36     $ 64     $ 206
  Environmental Svcs.   149     139       92       51       431
  Intercompany          (95)    (86)     (48)     (35)     (264)
  Total revenues       $116    $ 97     $ 80     $ 80     $ 373

   Revenues from operations which generate electricity from methane gas were $265,000, an increase of $59,000 or 29% compared to the prior year. Such revenues are a function of the number of kilowatt hours generated, the rate received per kilowatt and capacity payments. The increase in revenues is primarily the result of a 33% increase in kilowatt hours generated which in turn is due in-part to a 9% increase in operating hours of the Company's four electric generating units. Approximately 15% of available machine hours were dedicated to repairs and scheduled overhaul in 1996 versus 19% for such tasks during 1995.

   The environmental services subsidiary reported $278,000 of operating revenues for 1996 (prior to elimination of intercompany sales) compared to $431,000 for 1995. Approximately $180,000 or 65% of the environmental services subsidiary's revenues for the period, compared to $264,000 or 61% for last year, were for services provided either to other members of the consolidated group or to third parties providing services to another member of the consolidated group, and were therefore eliminated in consolidation. Substantially all the third party sales during 1996 and 1995 were to a single customer. The decline in sales to third parties during 1996 was primarily due to the completion of the construction phase of the subsidiary's work for the third party during the second half of 1995. The reduction in intercompany activity was due to the substantial completion in mid-1995 of the construction phase of the remediation work at a closed landfill owned by the Company. In August 1995 the environmental services subsidiary entered into a joint marketing agreement with a national engineering firm with respect to projects involving the closure and remediation of municipal waste sites in the northeastern United States. Since entering into the agreement, the subsidiary and engineering firm had jointly evaluated five projects and bid on two of those projects, but had not been awarded a contract. The agreement terminated during December 1996, however the Company continues to conduct business with the engineering firm.

Cost of Operations

       Consolidated direct operating costs for the year ended December 31, 1996 were $299,000, a decrease of $78,000 or 21% when compared to 1995. The costs of the electricity generating operation declined 32% for the year ended December 31, 1996 when compared to the prior year primarily due to a decrease in expenses incurred for the repair and maintenance of certain electric generating equipment. Costs of the environmental services segment also declined 31% overall due primarily to the decrease in sales volume.

       Consolidated selling, general and administrative expenses for the year ended December 31, 1996 were $2,349,000, a decrease of $576,000 or 20% from the prior year. Decreases were reported in insurance, bad debt and travel expenses, real estate taxes, and, most significantly, professional fees relating to the Company's ongoing environmental and tax litigation (see Note 15 to the Company's Consolidated Financial Statements). Last year's expenses included certain non-recurring expenses, specifically a $50,000 charge related to an increase in the bad debt reserve pertaining to a note held by the Company and a $124,000 charge related to the reversal of a preferential real estate tax rate previously granted on certain properties held for sale by the Company. Professional fees and administrative costs are incurred in support of the Company's ongoing litigation, marketing and asset divestiture efforts (see Liquidity and Capital Resources - Liquidity). The Company cannot therefore be certain that such expenses will decline in the near future. The operating costs of the non-operating subsidiaries, consisting primarily of insurance and franchise, income and real estate taxes, aggregated approximately $136,000 and $226,000 for the years ended December 31, 1996 and 1995, respectively. Such expenses are anticipated to decline if the Company is successful in its efforts to divest certain real property as discussed herein.

Operating Loss

       The Company's consolidated operating loss for the year ended December 31, 1996 decreased to $2,285,000 from a loss of $2,929,000 reported for the prior year.

Other Income (Expense)

       Consolidated investment income increased by $84,000 for the year ended December 31, 1996 to $345,000 due primarily to an increase in the amount of funds available for investment.

       Consolidated interest expense decreased $17,000 to $33,000 for the year ended December 31, 1996 compared to last year due to a decease in the amount of outstanding funded debt.

       Interest expense or credit reported as "Interest (expense) credit - income taxes payable" represents the increase or decrease, respectively, in the amount of interest accrued on estimated income taxes payable as a result of the Company's tax litigation discussed below. The Company reported an interest credit of $76,000 for the twelve months ended December 31, 1996 versus a credit of $240,000 for the comparable period of 1995. The credit reported for 1996 is due to the reversal of approximately $240,000 of interest expense that was previously accrued on estimated income taxes payable to a state net of additional interest accrued on estimated federal income tax liability. The state sponsored a tax amnesty program pursuant to which all interest and penalties for back taxes was waived upon payment of the tax liability. The credit reported for 1995 was primarily due to a reduction of the interest accrued for estimated income taxes payable to a state and the effect of a March 1996 settlement of certain issues in the litigation.

       The Company's income on the sale of marketable securities decreased $86,000 in 1996 to $183,000 from $269,000 reported for last year.

       The Company charged $37,000 against income in 1996 to reflect a reduction in the carrying value of its leveraged computer lease investment. The charge reflects the continued decline in the current market value for IBM mainframe computer equipment and the rental income commanded by such equipment, and assumes a 19% reduction in the estimate of the variable portion of future rentals and a 43% reduction in the estimated residual value. The Company recorded a charge of $360,000 related to this investment during 1995.

       During the fourth quarter of 1996, the Company charged $671,000 to operations to reduce the carrying value of real estate held for sale to amounts which approximate current net realizable values. The real estate is currently listed for sale with real estate brokers and the Company is actively pursuing the disposition of such properties. Estimates of net realizable values were based upon current indications of value received from professional real estate brokers and certain offers received from potential purchasers of such property (see Note 7 to the Company's Consolidated Financial Statements).

       During the fourth quarter of 1996 the Company charged $500,000 to operations to reduce the carrying value of the clay deposits to $577,000 representing managements' best estimate of the values it may ultimately realize for this asset. In 1988, the Company purchased 150,000 cubic yards of clay to be used for the closure of the Kin-Buc Landfill for $1.2 million from a former affiliate of the Company. Approximately 8,600 cubic yards have been utilized for the closure of the landfill through December 31, 1995. During 1996, the owner of the property on which the clay is located entered into an agreement for the sale of the real property which contained the clay purchased by the Company. In November 1996 the Company brought suit against the former owner of the property and the purchaser of such property seeking a declaratory judgement that the Company's rights to the clay deposits would survive the sale of the land, and, alternatively to compel the property's former owner to refund the Company's purchase price. The revised carrying value represents management's best estimate of the value the Company may ultimately realize for this asset considering the amount of proceeds currently being held by the Court in conjunction with another matter involving Inmar, and assuming the Company will be able to recover such proceeds (see Note 8 to the Company's Consolidated Financial Statements).

       The Company recognized income of $1,451,000 during the year ended December 31, 1995 due to the reversal of the balance of amounts previously accrued for future expenditures related to a site in Carlstadt, New Jersey on which the Company had operated a solvents recovery facility. In September 1995, the court approved a settlement of litigation regarding the allocation of costs of remediation of the site which substantially relieved the Company from future obligations with respect to the site in exchange for a cash payment, proceeds from the settlement of certain insurance claims and an assignment of Carlstadt-related claims that had been filed against the Company's excess insurance carriers (see Note 15 to the Company's Consolidated Financial Statements).

       The Company incurred charges of $11,000 and $131,000 for the years ended December 31, 1996 and 1995, respectively, due to an increase in the accrual for closure costs related to a landfill previously operated by Mac Sanitary Land Fill, Inc., a subsidiary of the Company. The Company incurred higher than anticipated engineering and testing costs in order to respond to inquiries from environmental regulators.

       The gain on sale of property and equipment decreased by $91,000 to $25,000 for the year ended December 31, 1996 due primarily to a decrease in the amount of deferred income recognized in 1996 associated with a 1992 installment sale of real property.

       Consolidated miscellaneous income for the year ended December 31, 1996 decreased $119,000 to $151,000 when compared to 1995. The amounts reported for 1996 and 1995 include income of $67,000 and $133,000, respectively, related to management fees received from discontinued operations subsequent to August 31, 1995 (see Discontinued Operations).

       The consolidated loss from continuing operations before income tax credits and extraordinary item was $2,757,000 for the year ended December 31, 1996, compared to a loss of $863,000 for last year.

Income Taxes

       Income tax credits from continuing operations for the year ended December 31, 1996 equalled $2,000, a $444,000 decrease from the $446,000 credit for 1995. As discussed below (see Liquidity and Capital Resources - Taxes), the Company filed a petition with the Tax Court to contest certain adjustments asserted in a deficiency notice issued by the Internal Revenue Service (the "Service") as a result of the Service's audit of the Company's federal tax returns for the years 1982 through 1988. The Service also conducted an audit of the Company's 1989-91 federal tax returns, which resulted in the challenge of a number of deductions claimed by the Company. Income tax expense for 1995 includes credits of $91,000 for federal taxes and $127,000 for state taxes which result from the acceptance of partial settlements of certain adjustments asserted by the Service (see Note 9 to the Company's Consolidated Financial Statements).

Discontinued Operations

       Income (loss) from discontinued operations relates to two of the Company's former subsidiaries, one of which marketed alkali products, and the other which manufactured commercial valves and hydraulic systems.

       On August 31, 1995, the Company sold to a competitor certain machinery, equipment, contract rights and rights to the subsidiary's name, and gave a non-compete covenant, thereby effectively selling the on-going operations of its wholly-owned subsidiary, f/k/a Cal-Lime, Inc., which marketed alkali products. The Company received a cash payment of $600,000 for the assets sold and additional payments totalling $4,785 which were contingent upon the availability of lime slurry from a specified source to the purchaser. The Company intends to liquidate the remaining fixed assets of the subsidiary and has included the book value of the property, buildings and equipment not part of this transaction under the caption "Assets held for sale" on the accompanying balance sheet. The Company reported a gain of $262,000 on the sale which is net of taxes of $155,000 for the year ended December 31, 1995. The amount reported as income from discontinued operations of $35,000 for the year ended December 31, 1995 is net of a provision for income taxes of $18,000.

       On October 24, 1995, the Company executed a stock purchase agreement pursuant to which the Company's wholly-owned subsidiary, THV Acquisition Corp. ("THV") agreed to sell all of the issued and outstanding stock of Hunt Valve Company, Inc. ("Hunt") to ValveCo Inc. The net assets of Hunt represented substantially all of the net assets of the Company; therefore, the sale was subject to approval by the Company's shareholders. Such approval was granted at a special meeting of the Company's shareholders held on February 29, 1996 and the sale was completed on March 1, 1996. Certain directors and executive officers who are members of management of the Company and/or Hunt acquired a 15% equity stake in ValveCo Inc. and received options to acquire an additional 12.5% equity stake from other stockholders in ValveCo Inc. for $2.3 million if certain operating parameters are attained.

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

       The Company reported a loss on the sale of Hunt of approximately $772,000 for the year ended December 31, 1995. No tax benefit was recognized for the loss because losses from the sale of a consolidated subsidiary generally are not deductible for federal income tax purposes. The amount reported as income from discontinued operations of $124,000 for the year ended December 31, 1995 is reported, less a provision for income taxes of $104,000.

       In September 1996, the Company, Hunt and ValveCo Inc. entered into a letter agreement which resolved certain issues related to the allocation of Hunt's 1995 income tax liability between the Company and Hunt, and certain issues related to provisions of the 1991 tax sharing agreement between the Company and Hunt which continues to bind both parties. The purpose of the letter agreement was to rectify an unintended consequence of tax regulations concerning the allocation of such tax liability. The Company agreed to include $360,000 (equal to 87% of Hunt's 1995 income) of income in its federal tax return in respect of the 360-day period of 1995 during which Hunt was a member of the Company's consolidated tax group. Hunt agreed to waive reimbursement for the Company's carryback of Hunt's post-consolidation net losses (incurred during the period from January 1 to February 29, 1996) to periods in which Hunt was a member of the consolidated group. Hunt also agreed to reimburse the Company for certain professional fees incurred by the Company with respect to these matters.

Extraordinary Charge

       Upon consummation of the sale of Hunt, a portion of Hunt's funded debt was extinguished resulting in a write-off of approximately $775,000 of unamortized debt issuance costs and debt discounts. Pursuant to Securities and Exchange Commission policy, $512,000 ($775,000 less income taxes of $263,000) was reported as an extraordinary loss in the period ended March 31, 1996 when such debt was deemed to have been extinguished.

Net Loss

       Net loss for the year ended December 31, 1996 was $3,267,000, or $1.15 per share, compared to a net loss of $768,000, or $.27 per share, for the year ended December 31, 1995.

Liquidity and Capital Resources

General

       Net cash used in operating activities for the year ended December 31, 1996 increased to a net use of $2,501,000 from a use of $1,988,000 when compared to last year due primarily to the inclusion of $574,000 of receipts from the discontinued segments in 1995. Net cash provided by investing activities increased this year to $2,751,000 from $1,711,000 due primarily to the inclusion in 1996 of $4,005,000 in proceeds from the sale of the valve manufacturing segment versus the inclusion in 1995 of $310,000 of net proceeds from the sale of discontinued segments ($600,000 in proceeds related to the sale of alkali products segment and $290,000 of transaction costs related to the valve manufacturing segment). The use of cash in financing activities increased from $177,000 to $410,000 for the period compared to last year, due primarily to the maturity of a long term debt instrument. Funds held by the Company in the form of cash and cash equivalents decreased as of December 31, 1996 to $260,000 from $420,000. The sum of cash, cash equivalents and marketable securities as of December 31, 1996 increased to $4,043,000 from $2,464,000 when compared to last year.

       Working capital was $2.4 million and the ratio of current assets to current liabilities, was 2.0 to 1 as of December 31, 1996, compared to $4.5 million and a ratio of 2.5 to 1 at December 31, 1995.

       The Company collected $121,000 during 1996 in full satisfaction of notes which were issued by a firm which produced and distributed gases, and by a partnership whose members include certain owners of the firm. The Company had previously reported that an explosion destroyed the firm's only facility on March 26, 1996 and of its uncertainty as to what extent the firm's insurance proceeds would be available for payment of amounts due under the notes.

       The uncertainty of the outcome of the Company's ongoing tax and environmental litigation, discussed below and in the notes to the Company's consolidated financial statements for the year ended December 31, 1996, and the impact of future events or changes in environmental laws or regulations, which cannot be predicted at this time, could result in material increases in remediation and closure costs, tax and other potential liabilities. The Company may ultimately incur costs and liabilities in excess of its available financial resources.

       The Company faces significant short-term and long-term cash requirements for (i) federal and state income tax obligations, most of which will become due following the conclusion of litigation or a settlement with the Internal Revenue Service (the "Service") of the Company's tax liability for the years 1980 through 1991,
(ii) income taxes that will ultimately be imposed in 1996 and 1997 on rental income from the Company's investment in computer equipment (the Company expects to offset such income, which results from the exhaustion of tax depreciation that had previously sheltered the rental income from tax with loss carryforwards on its 1996 and 1997 tax returns; however, some or all of these loss carryforwards subsequently will be reduced or absorbed by settled or litigated adjustments in the Tax Court case) and (iii) expenses associated with environmental remediation activity and related litigation.

       Although the Company has completed the sale of the two business segments described above, and is pursuing the sale of property held for sale, no assurance can be given that the timing and amount of the proceeds of such sales will be sufficient to meet the capital requirements of the Company, since such requirements can be ascertained only when the Company resolves its tax and environmental litigation. The Company cannot ascertain whether its remaining operations and funding sources will be adequate to satisfy its future capital requirements, including its anticipated tax and environmental liabilities. In the event of an unfavorable resolution of the tax and environmental litigation, or the proceeds of asset sales are insufficient to meet the Company's future capital requirements, including its tax and environmental liabilities, then, if other alternatives are unavailable at that time, the Company will be forced to consider a plan of liquidation of its remaining assets, whether through bankruptcy proceedings or otherwise.

Taxes

       As discussed in greater detail below, the Company is currently litigating with the Service in Tax Court over its tax liability for taxable years 1980-88. Certain issues from taxable years 1989-91 are also part of the Tax Court litigation because losses from those years were carried back to 1988. The Company estimates that after taking into account partial settlements that have been reached through July 31, 1996 regarding certain of the adjustments asserted by the Service, and taking into account available net operating losses and tax credits, approximately $7.7 million of federal and $127,000 of state income taxes and $9.6 million of federal interest, calculated through December 31, 1996, would be owed if the Company were unsuccessful in its defense of the two remaining unsettled issues in the Tax Court litigation. (All tax liability estimates presented herein exclude penalties. The Service has conceded all of the penalties that it had asserted in the Tax Court litigation.)

       In 1991, the Service asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. The 1989-91 tax audit is discussed below. The Company filed a petition with the Tax
Court contesting many of the proposed adjustments asserted in the deficiency notice. On June 5, 1995, August 14, 1995, March 7, 1996 and July 31, 1996, respectively, the Company and the Service executed a stipulation of partial settlement of issues in the Tax Court case and first, second and third revised stipulations of partial settlement. These partial settlements resolved all but two of the adjustments asserted in the deficiency notice.

       Taking into account the partial settlements to date, the Company has accepted approximately $5.9 million of the $33.3 million of total adjustments to income asserted by the Service for the 1980-88 period. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in Tax Court. The Service has conceded adjustments totalling $26.7 million of taxable income and $2.5 million of penalties, leaving only one issue, involving several taxable years, unresolved from the 1980-88 period. The Company cannot predict the outcome of further settlement negotiations or litigation with the Service over that issue.

       The Company has net operating loss and tax credit carryforwards that will partly offset the tax liability resulting from the settled adjustments to taxable income. Taking into account such carryforwards, the federal income tax and interest that will be due on account of the settlements reached to date is approximately $1,536,000, with interest through December 31, 1996 ($143,000 of taxes and $1,393,000 of interest). The settlements also will result in approximately $237,000 of state income tax (not including penalties and penalty interest that may be assessed) $110,000 of which was paid to one state during the second quarter of 1996. This state had a tax amnesty program in effect pursuant to which all interest and penalties for back taxes was waived upon payment of the tax liability. In conjunction with the $110,000 payment, the Company reversed approximately $240,000 of interest that was previously accrued on the $110,000 tax liability. Payment of the federal and remaining state tax liability resulting from both the settled issues and any issues litigated before the Tax Court will be due after the conclusion of the Tax Court case.

       The accelerated utilization of the Company's net operating loss and tax credit carryforwards to offset the settled adjustments will reduce the net operating loss and tax credit carryforwards that otherwise would have been available to partially offset the taxable income that arises as the Company recognizes net taxable income from its investment in computer equipment. For federal income tax purposes, the Company has had the benefit of tax deductions for depreciation of the computer equipment and for interest on the long-term non-recourse debt that the Company incurred to finance the acquisition of the computer equipment. In prior years, those deductions exceeded the rental income that the Company earned from leasing out the equipment. Those excess deductions offset the Company's income from other sources.
However, rental income from leasing the computer equipment exceeded the related depreciation and interest deductions by approximately $6.2 million in 1996 and $5.8 million in 1995. This excess income was largely offset by deductions from other sources. Rental income will continue to exceed depreciation and interest deductions in 1997. The Company anticipates approximately $3.4 million of net taxable income for the first seven months of 1997 on account of its computer equipment investment. The Company does not expect to have sufficient deductions from other sources in 1996 and 1997 to fully offset this taxable income after taking into account the net operating loss carryforwards and credits that will be utilized to offset the tax liabilities resulting from the settled adjustments.

       The Service has concluded an audit of the Company's 1989-91 federal income tax returns, which resulted in the Service challenging the deductions claimed by the Company in connection with its investment in the computer equipment discussed in the preceding paragraph. The Service also asserted a number of smaller adjustments for that period which have been settled. If the Service prevails in disallowing the computer equipment deductions, the Company's taxable income for 1989 through 1992 would be materially increased. However, in that case, its taxable income from the computer equipment for 1994 through 1997 would be reduced by a corresponding amount. Specifically, if the Company prevails on the one remaining unsettled issue from the 1980-1988 period but is unsuccessful in its defense of the computer equipment issue, the incremental federal income tax liability attributable to disallowance of the computer equipment deductions would be approximately $5.8 million of tax and $3.6 million of interest, calculated through December 31, 1996. This would increase the Company's aggregate liability for federal taxes and interest for both the settled issues and the computer lease issue to $6.0 million and $5.0 million, respectively, calculated through December 31, 1996. Disallowance of the computer equipment deductions would not result in any state tax liability.

   The incremental amount of federal taxes and interest that the Company would owe if the Company were unsuccessful in its defense of both the remaining unsettled issue from the 1980-88 period and the computer equipment issue is approximately $7.6 million of federal income taxes and $8.2 million of interest, calculated through December 31, 1996. (Such amounts are in addition to the tax of $143,000 and interest of $1,393,000, discussed above, that will be owed as a result of the partial settlements entered into to date.) No state income tax or interest is anticipated on account of the unsettled 1980-88 issue.

Remediation and Closure Costs

       As of December 31, 1996, the Company has accrued $22.1 million for its estimated share of remediation and closure costs related to the Company's former landfill and waste handling operations. Approximately $9.3 million is held in trust and maintained by trustees for the post-closure activities of one site located in Deptford, New Jersey (see Note 11 to the Company's Consolidated Financial Statements).

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

       In January 1993, a trust (the "1993 Trust") was established to fund the remediation of the Kin-Buc Landfill and such neighboring areas out of proceeds provided from negotiated settlements with certain parties to a suit the Company initiated in 1990 with the intent of obtaining contribution toward the cost of remediation. Approximately $7.1 million had been received from such settlements and deposited into the 1993 Trust, all of which had been expended by December 31, 1995. During June 1994, approximately 36 generators of de minimis volumes of waste accepted a settlement proposed by the Company and other respondents to the 1990 Order, which resulted in an additional $3.0 million of contributions being deposited into a new trust established in January 1995 for the remediation effort. Substantially all of the funds held in this new trust had been expended as of December 31, 1996.

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

       The execution of the contracts between SCA and the contractors has not relieved the Company of liability for such costs since the Company entered into a cost sharing agreement with SCA and certain affiliates (the "SCA Group") in 1986 which allocated 75% of the costs incurred by the parties for the remediation of the site to the Company. In August 1993, the Company filed a demand for arbitration seeking rescission or reformation of the cost sharing agreement with the SCA Group and reimbursement of overpayment.
During March 1995, the SCA Group filed a demand for arbitration seeking reimbursement from the Company of $17 million, representing 75% of the $23 million of remediation expenses purportedly funded by WMX through June 30, 1995. The status of such arbitration demands, as yet unresolved, is described in Note 15 to the Company's Consolidated Financial Statements.

       The contractors have completed the construction required under the Orders, and the Company is awaiting EPA acceptance of the work performed. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, and the cost of operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, has been estimated to be in the range of approximately $80 million to $100 million.

       In January 1996, a design for a remedial program involving the installation of a slurry cut-off wall around a one-acre parcel of land adjacent to the Kin-Buc Landfill was presented to the EPA for its review and approval. EPA approved the plan, and construction began in August 1996. The construction is substantially complete and the Company is awaiting EPA acceptance of the work performed.
The cost of such installation has been estimated at $1.3 million and has been financed by the SCA Group. SCA may assert that this cost is subject to the cost sharing agreement and seek reimbursement of 75% of amounts expended from the Company.

       The EPA has notified the Company that it will conduct a limited investigation of an area in the vicinity of the Kin-Buc Landfill, known as Mound B, and that it may seek to recover its costs in connection therewith from the Company and the SCA Group. The cost of studies and remediation of this area is not included in the present estimates of the total cost of the remediation since such work is outside the scope of the Orders. An obligation to undertake significant remediation of areas outside the scope of the Orders could materially increase the total estimated costs of remediation.

        The Company has currently accrued $10.7 million for future remediation costs at the Kin-Buc Landfill. The amount ultimately borne by the Company as well as the timing of such future payments, however, cannot be determined with certainty and are dependent upon the following: (i) determination of the total costs to remediate the landfill as required by current or future orders and directives of the EPA, (ii) the allocation of the total remediation costs to each of the potentially responsible parties named to the Orders,
(iii) the success of the Company's pending arbitration for rescission or reformation of the cost sharing agreement with the SCA Group, and (iv) the success of the SCA Group's demand in arbitration for reimbursement of 75% of the costs it has expended in the remediation effort. Any or all of the preceding items could ultimately be resolved in a manner that could have a material adverse effect on the financial condition, results of operations or net cash flows of the Company.


Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)

 December 31,                                        1996          1995
                                                           Assets
 Current Assets
  Cash and cash equivalents                       $   260       $   420
  Marketable securities                             3,783         2,044
  Accounts and notes receivable
    (net of allowance for doubtful
    accounts of $16 and $11, respectively)            318           205
  Deferred income taxes                                44            42
  Prepaid expenses and other                          439           352
  Net assets of discontinued operations                -          4,517

    Total current assets                            4,844         7,580

 Property, Plant and Equipment
  Land                                                799           799
  Buildings and improvements                          339           327
  Machinery and equipment                           2,992         3,001

                                                    4,130         4,127
  Less accumulated depreciation                     3,190         3,176
    Net property, plant and equipment                 940           951
 Other Assets
  Notes receivable                                    284           750
  Investment in leveraged lease                        41           128
  Assets held for sale                              1,724         2,406
  Clay deposits                                       577         1,077
  Escrowed funds from sale of subsidiary              777           750
  Deferred income taxes                               320            -
  Other                                                60            40
    Total other assets                              3,783         5,151
  Total Assets                                    $ 9,567      $ 13,682






                 See Accompanying Notes to Consolidated Financial Statements



Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's)
 December 31,                                        1996          1995

                        Liabilities and Stockholders' Equity (Deficit)

 Current Liabilities
  Current portion of long-term debt               $    18       $   356
  Accounts payable                                    215           357
  Accrued income taxes                              2,048         1,942
  Accrued miscellaneous expenses                      164           422
    Total current liabilities                       2,445         3,077
 Long-Term Debt                                        48            66
 Accrued Remediation and Closure Costs             12,817        12,851
 Deferred Income Taxes                                 -             82
 Stockholders' Equity (Deficit)
  Common stock, $.50 par value,
    10,000,000 shares authorized:
    4,714,840 shares issued                         2,357         2,357
  Additional paid-in capital                        1,516         1,516
  Retained earnings                                 1,385         4,652
  Net unrealized gains on marketable
    securities                                         13            95
    Sub-Total                                       5,271         8,620
 Treasury stock, at cost - 1,885,750 shares       (11,014)      (11,014)
    Total stockholders' equity (deficit)           (5,743)       (2,394)
 Total Liabilities and
    Stockholders' Equity (Deficit)                $ 9,567       $13,682












                 See Accompanying Notes to Consolidated Financial Statements
Transtech Industries, Inc.


Consolidated Statements of Operations
(In $000's)

 Years ended December 31,                            1996          1995

 Operating Revenues                                $  363        $  373
 Cost of Operations
   Direct operating costs                             299           377
   Selling, general and
     administrative expenses                        2,349         2,925
   Total cost of operations                         2,648         3,302
 Operating Income (Loss)                           (2,285)       (2,929)
 Other Income (Expense)
   Investment income (loss)                           345           261
   Interest expense                                   (33)          (50)
   Interest (expense) credit - income
     taxes payable                                     76           240
   Gain (loss) from sale of securities                183           269
   Gain on sale of property and equipment              25           116
   Writedown of investment in
     computer equipment                               (37)         (360)
   Writedown of assets held for sale                 (671)           -
   Writedown of clay deposits                        (500)           -
   Remediation accrual reversal                        -          1,451
   Closure costs                                      (11)         (131)
   Miscellaneous income                               151           270
   Total other income (expense)                      (472)        2,066
 Loss From Continuing Operations
   Before Income Taxes (Credit) and
   Extraordinary Item                              (2,757)         (863)
 Income Taxes (Credit)                                 (2)         (446)
 Loss From Continuing Operations Before
   Extraordinary Item                              (2,755)         (417)











                  See Accompanying Notes to Consolidated Financial Statements
Transtech Industries, Inc.



Consolidated Statements of Operations, cont'd
(In $000's, except per share data)


 Years ended December 31,                            1996          1995
  Discontinued Operations
   Valve Manufacturing Segment
     Income from discontinued operation,
       net of taxes of $104                       $    -          $ 124
     Loss on disposal of segment,
       net of taxes of $154                            -           (772)
   Alkali Products Segment
     Income from discontinued operation,
       net of taxes of $18                             -             35
     Gain on disposal of segment, net of
       taxes of $155                                   -            262
   Total discontinued operations                       -           (351)
 Net Loss Before Extraordinary Item                (2,755)         (768)
 Extraordinary Charge on Elimination of Debt,
   Net of Taxes                                      (512)           -
 Net Loss                                         $(3,267)        $(768)

 Net Loss Per Common Share:

 Loss from continuing
   operations before extraordinary item           $  (.97)        $(.15)

 Discontinued Operations:

   Income from discontinued
     operations, net of taxes                          -            .06

   Loss on disposal of
     discontinued operations,
     net of taxes                                      -           (.18)
 Loss before extraordinary item                      (.97)         (.27)
 Extraordinary charge                                (.18)           -
 Net loss per common share                         $(1.15)        $(.27)
 Weighted Average Shares
    Outstanding                                 2,829,090     2,829,090




                  See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statement of Stockholders' Equity (Deficit)
(In $000's)
 Years ended December 31,                            1996          1995

 Common Stock
  Balance at December 31                         $  2,357      $  2,357
 Additional Paid-In Capital
  Balance at December 31                            1,516         1,516
 Retained Earnings
  Balance at January 1                              4,652         5,420
  Net loss                                         (3,267)         (768)
  Balance at December 31                            1,385         4,652
 Net Unrealized Gains on Marketable
  Securities
  Balance at January 1                                 95           201
  Valuation adjustments                              (124)         (161)
  Provision for taxes                                  42            55
  Balance at December 31                               13            95
 Treasury Stock
  Balance at December 31                          (11,014)      (11,014)
 Total Stockholders' Equity (Deficit)            $ (5,743)     $ (2,394)



















                  See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)


 Years ended December 31,                            1996          1995

 Increase (Decrease) in Cash
   and Cash Equivalents
 Cash Flows from Operating Activities:
   Cash received from customers                    $  349        $  496
   Cash paid to suppliers and
     employees                                     (3,037)       (3,312)
   Interest and dividends received                    267           148
   Other income received                              152           135
   Interest paid                                      (51)          (31)
   Income tax paid                                   (181)           -
   Cash received from discontinued
     operations                                        -            574
     Net cash provided by (used in)
       operating activities                        (2,501)       (1,988)
 Cash Flows from Investing Activities:
   Proceeds from sale of marketable
     securities                                     3,254         3,802
   Purchase of marketable securities               (4,911)       (3,184)
   Collections on notes receivable                    402           409
   Proceeds from sale of property,
     plant and equipment                               33             9
   Purchase of property, plant
     and equipment                                    (68)          (87)
   Rent sharing payments
     from computer leases                              36           452
   Cash proceeds from sale of
     discontinued segment-net of
     transaction costs                              4,005           310
     Net cash provided by (used in)
       investing activities                         2,751         1,711


Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


 Years ended December 31,                            1996          1995

 Cash Flows from Financing Activities:
   Principal payments on
     long-term debt                                 $(356)         $(98)
   Proceeds from issuance of
     long-term debt                                    -             39
   Payment of landfill closing
     costs                                            (54)         (118)
     Net cash provided by (used in)
       financing activities                          (410)         (177)
 Net increase (decrease) in cash
   and cash equivalents                              (160)         (454)
 Cash and cash equivalents at
   beginning of year                                  420           874
 Cash and cash equivalents at
   end of year                                      $ 260          $420























                See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


 Years ended December 31,                            1996          1995
 Reconciliation of Net Loss to Net
   Cash Provided by (Used in)
   Operating Activities:
 Net loss                                         $(3,267)       $ (768)
 Adjustments to Reconcile Net Loss
   to Net Cash Provided by (Used
   in) Operating Activities:
    Extraordinary charge on elimination
      of debt                                         512            -
    Depreciation and amortization                      66            58
    (Gain) loss on sale of marketable
      securities                                     (183)         (269)
    (Gain) loss on sale of property,
      plant and equipment                             (25)         (116)
    Writedown of investment in
      leveraged lease                                  37           360
    Writedown of assets held for sale                 671            -
    Writedown of clay deposits                        500            -
    Remediation accrual reversal                       -         (1,451)
    Closure costs                                      11           131
    Allowance for doubtful accounts                    -             50
    Increase (decrease) in
      deferred income taxes                          (365)           17
    (Increase) decrease in assets:
      Accounts and notes receivable                   (52)          178
      Prepaid expenses and other                      (84)           54
      Net assets of discontinued operations           (27)          412
    Increase (decrease) in liabilities:
      Accounts payable and accrued
        miscellaneous expenses                       (401)         (268)
      Accrued income taxes                            106          (376)
Net Cash Provided by (Used in)
   Operating Activities                           $(2,501)      $(1,988)













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

       Cash and Cash Equivalents:

            The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 1996 and 1995, cash and cash equivalents includes interest-bearing cash equivalents of $48,000 and $104,000, respectively.

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

       Reclassifications:

            Certain reclassifications have been made to the 1995 financial statements in order to conform to the presentation followed in preparing the 1996 financial statements.

Note 2 - Going Concern Uncertainty:

            The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses in each of the last five years and it is anticipated that such operating losses will continue as a result of the significant professional fees and administrative expenses related to remediation of the Kin-Buc Landfill (see Notes 11 and 15) and resolution of the Internal Revenue Service examination (see Note 9). The Company intends to continue its defense of such actions. The Company has also been aggressively pursuing the sale of its assets to raise cash to fund its future liabilities which include: (i) federal and state taxes and interest resulting from the partial settlements of the pending IRS examination, (ii) future costs associated with its continuing defense of the remediation cost litigation, and (iii) additional material income tax liabilities for 1996 and 1997 that will be payable with the conclusion of the pending IRS examination. To this end the Company has successfully completed the sale of its alkali products segment and the sale of its valve manufacturing operations. The Company is currently unable to determine the outcome of these matters, but the ultimate resolution, and the timing of cash requirements associated therewith, could have a material adverse effect upon the Company's financial condition, results of operations or net cash flows. Further, there can be no assurances that asset sales will raise sufficient cash to satisfy any resultant liabilities.

Note 3 - Marketable Securities:

            The Company has adopted FASB Statement No. 115 ("Accounting for Certain Investments in Debt and Equity Securities"). In accordance with the statement, the Company classifies all debt securities purchased with remaining maturities of less than one year as securities held to maturity which are carried at amortized cost, which approximates fair value because of their short term to maturity. At December 31, 1996 and 1995, held-to-maturity securities consisted of $3,725,000 and $1,823,000, respectively, of U.S. Government Securities with maturities through October 1997 and July 1996, respectively. All other debt and equity securities are classified as securities available-for-sale which are carried at fair value as determined by quoted market prices.

            The portfolio of available-for-sale securities had a cost of $38,000 and a market value of $58,000 as of December 31, 1996 and a cost of $77,000 and a market value of $221,000 as of December 31, 1995. The aggregate excess of fair value over cost of such securities as of December 31, 1996 and 1995 of $20,000 and $144,000, respectively, is presented less deferred income taxes of $7,000 and $49,000, respectively, and included as a separate component of stockholders' equity. The excess of fair value over cost consisted of gross unrealized gains of $36,000 and gross unrealized losses of $16,000 as of December 31, 1996 and gross unrealized gains of $144,000 as of December 31, 1995. The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in income. Proceeds from sale of available-for-sale securities during the year ended December 31, 1996 and 1995 amounted to $228,000 and $359,000, respectively. Dividend and interest income is accrued as earned.

Note 4 - Discontinued Operations:

            The consolidated statements of operations report the net results of the Company's alkali products and valve manufacturing segments as discontinued operations. The net assets of the valve manufacturing segment have been classified as "Net assets of discontinued operations" in the accompanying consolidated balance sheets as of December 31, 1995, as the sale was not completed until March 1, 1996.

          Alkali Products Segment

            On August 31, 1995, the Company sold to a competitor certain machinery, equipment, contract rights and rights to a subsidiary's name, and gave a non-compete covenant, thereby effectively selling the on-going operations of its wholly-owned subsidiary, f/k/a Cal-Lime, Inc. ("Cal-Lime"), for $600,000 in cash for the assets sold and additional payments totalling $4,785 which were contingent upon the availability of lime slurry from a specified source to the purchaser. The sale resulted in a gain of $262,000 after transaction costs and a provision for taxes of $155,000.

            The Company intends to liquidate the remaining assets of Cal-Lime and has included the property, buildings and equipment excluded from this transaction, having an aggregate book value of $301,000 and $362,000, under the caption of assets held for sale on the balance sheets as of December 31, 1996 and 1995, respectively. Such value approximates the estimated net realizable value of those assets. The consolidated statements of operation for the year ended December 31, 1995 report the net results of Cal-Lime's operations as income from discontinued operations.

            Summarized results of Cal-Lime's operations for the eight months ended August 31, 1995 are as follows (in $000's):

                                                 1995

       Revenues                                  $582
       Income before income tax                    53
       Income tax                                 (18)
       Net income                                  35

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

            In September and October 1995, representatives of the Company, Old Hunt's senior term lenders (the "Term Lenders") and the purchaser conducted negotiations with respect to the repurchase of the warrants for Old Hunt's stock (the "Lender Warrants") and the refinancing of Hunt's senior term debt (the "Term Debt"), and with respect to the amount payable to the Term Lenders upon the prepayment of the Term Debt prior to September 27, 2001 (the "Prepayment Premium"). The Prepayment Premium was determined by the Term Lenders to be approximately $1,800,000 measured as of December 31, 1995. On October 24, 1995 (the "Term Debt Assignment Date"), the Term Lenders entered into an agreement to assign their entire interests in the Term Debt and the Lender Warrants (the "Term Debt and Warrant Assignment") to a designee of the purchaser (the "Term Debt Purchaser"), in consideration for a total of $11,822,480 paid to the Term Lenders. Of this amount, (x) $10,822,480 represented principal plus accrued and unpaid interest on the Term Debt through the Term Debt Assignment Date, (y) $500,000 represented payment for the Lender Warrants and (z) $500,000 was a transaction fee payable to the Term Lenders in lieu of the Prepayment Premium. The payment of such transaction fee was shared equally by the Term Debt Purchaser and THV.

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

            At the closing, the purchaser purchased the Hunt common stock from THV for $2,208,000, representing $18.0 million in cash reduced by the sum of (i) $12,721,000, representing the amount of Hunt's indebtedness for borrowed money as of the closing of the sale, which had been fixed by the parties at such amount solely for purposes of determination of the purchase price, (ii) $500,000, representing the negotiated amount required to redeem the minority equity position held by Hunt's senior secured note holders, (iii) $2,000,000, representing the amount required to be paid by Hunt to THV upon the redemption by Hunt of its issued and outstanding 7% preferred stock, without par value, all of which was owned by THV, and (iv) $571,000, representing the amount to be paid by Hunt to THV in repayment of the senior subordinated note issued by Hunt to THV in the original principal amount of $500,000. The net cash proceeds of the sale (i.e., the sum of the purchase price plus (iii) and (iv) above less transaction costs) were approximately $3,975,000. A portion of the net cash proceeds ($750,000) was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement, including indemnification for any payments made by Hunt after the closing in respect of income taxes owed by the Company during the period that Hunt was a member of the Company's consolidated tax group. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of (x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which Hunt was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years.

            The Company reported a loss on the proposed sale of Hunt of approximately $772,000 for financial reporting purposes in the year ended December 31, 1995. No tax benefit was recognized for the loss because losses from the sale of a consolidated subsidiary generally are not deductible for federal income tax purposes. The amount reported as income from discontinued operations of $124,000 for the year ended December 31, 1995 is reported, less a provision for income taxes of $104,000.

            In September 1996, the Company, Hunt and ValveCo Inc. entered into a letter agreement which resolved certain issues related to the allocation of Hunt's 1995 income tax liability between the Company and Hunt, and certain issues related to provisions of the 1991 tax sharing agreement between the Company and Hunt which continues to bind both parties. The purpose of the letter agreement was to rectify an unintended consequence of tax regulations concerning the allocation of such tax liability. The Company agreed to include $360,000 (equal to 87% of Hunt's 1995 income) of income in its federal tax return in respect of the 360-day period of 1995 during which Hunt was a member of the Company's consolidated tax group. Hunt agreed to waive reimbursement for the Company's carryback of Hunt's post-consolidation net losses (incurred during the period from January 1 through February 29, 1996) to periods in which Hunt was a member of the consolidated group. Hunt also agreed to reimburse the Company for certain professional fees incurred by the Company with respect to these matters.

            Upon consummation of the sale of Hunt, a portion of Hunt's funded debt was extinguished resulting in a write-off of approximately $775,000 of unamortized debt issuance costs and debt discounts. Pursuant to Securities and Exchange
       Commission policy, $512,000 ($775,000 less income taxes of $263,000) was reported as an extraordinary loss in the period ended March 31, 1996 when such debt was deemed to have been extinguished.

            The net assets of Hunt as of December 31, 1995 consisted of:

                                                 1995
       Current assets                         $ 8,725
       Current liabilities                     (6,141)
       Net fixed assets                         6,078
       Other non-current assets                10,697
       Non-current liabilities                (14,092)
         Net assets                           $ 5,267

            The portion of the net asset value equal to the escrowed funds has been classified as long term in the accompanying consolidated balance sheets.

            In connection with the sale, four individuals affiliated with the Company, namely the Company's President and Chairman of the Board of Directors, the Company's Vice President and Chief Financial Officer, who is also a member of the board, a director of Hunt and Hunt's President and Chief Operating Officer acquired 15% of the equity of ValveCo Inc. for $150,000. These four individuals also obtained options to acquire up to an additional 12.5% of the common stock of the ValveCo Inc. pursuant to the exercise of performance and value-based options at an aggregate cost to such individuals of $2.3 million. In addition, the aforementioned directors and executive officers of the Company and/or Hunt were employed in various capacities by ValveCo Inc. and Hunt after the sale. The Company's President and Chairman of the Board of Directors resigned from his employment with ValveCo Inc. and Hunt effective January 1, 1997, but remains a director of Hunt. The Company's Vice President and Chief Financial Officer also resigned from his employment with ValveCo Inc. and Hunt effective January 1, 1997.

Note 5 - Notes Receivable:

       Notes receivable consist of the following (in $000's):

                                                 1996        1995
     9% Installment notes receivable
       from sale of subsidiaries                 $249        $436

     7.50% to 11.50% Installment notes
       receivable from sales of
       property and equipment (net of
       allowance for uncollectible amounts
       of $200,000)                                99         220

     7.25% Installment note receivable
       from sale of real property (net of
       deferred income of $242,000 and
       $274,000, respectively) (See Note 7)       210         239
                                                  ___         ___
     Total notes receivable                       558         895
       Less: Current portion                      274         145
     Long-term portion                           $284        $750

       At December 31, 1996 notes receivable mature as follows:

                         1998                    $ 23
                         1999                     163
                         2000 and thereafter       98
                                                 $284

            As reported last year, the Company held notes in the aggregate amount of $121,000 as of December 31, 1995 which were issued by a firm which produces and distributes gases, and by a partnership whose members include certain owners of the firm. An explosion destroyed the firm's only facility on March 26, 1996. These notes were paid in full from proceeds from the firm's insurers.

Note 6 - Investment in Leveraged Lease:

            The Company is the lessor of computer equipment pursuant to a leveraged lease agreement entered into in July 1989. This equipment was acquired at a cost of $35,864,000 and is subject to a Master Lease with an original term of 96 months and four user sub-leases with remaining terms of from one to seven months. The Company's equity investment, $2,596,000, represents 7.2% of the purchase price; the remaining 92.8%, or $33,268,000, was furnished by third-party financing in the form of long-term debt that provides for no recourse against the Company and is secured by a lien on the equipment. At the end of the term of the Master Lease, the equipment is turned back to the Company.

            For federal income tax purposes, the Company has had the benefit of tax deductions for depreciation on the entire leased asset and for interest on the long-term debt. Since, during the early years of the lease, those deductions exceeded the lease rental income, substantial excess deductions were available to be applied against the Company's other income. Beginning in 1994, rental income exceeded the depreciation and interest deductions resulting in taxable income. Deferred taxes are provided to reflect this reversal.

             The Master Lease also provides for the Company to share in the rentals paid by the end-users of the equipment to the Master Lessee beginning July 1994. Approximately $36,000 and $397,000 was received by the Company during 1996 and 1995, respectively, pursuant to such provision.

            During 1995 and 1996, the Company determined that its estimates of future rentals and residual values of the computer equipment subject to this lease should be reduced to reflect current market values and lease rates. Accordingly, for the year ended December 31, 1996, the Company has recorded a charge to earnings and reduced its investment in the lease by $37,000 in recognition of a 19% reduction in estimated future shared rentals under the user leases and a 43% reduction in estimated residual values. For the year ended December 31, 1995, the Company has recorded a charge to earnings and reduced its investment in the lease by $360,000 to give effect to a 16% reduction in estimated future shared rentals under the user leases and a 82% reduction in the estimated residual value of the computer equipment at the termination of the Master Lease. As a result of the write-downs and the reversal of existing temporary differences, deferred federal income taxes relating to this leveraged lease were reduced by $2,123,000 and $2,088,000 in 1996 and 1995, respectively.

            The Company's net investment in the leveraged lease at December 31, 1996 and 1995 was comprised of the following elements (in $000's):

                                                 1996        1995
     Lease income (net of principal and
       interest on non-recourse debt)         $    13     $    79
     Estimated residual value of leased
       assets                                      28          49
     Investment in leveraged lease                 41         128
     Less:  Deferred taxes                     (1,171)     (3,294)
     Net investment in leveraged lease        $(1,130)    $(3,166)

            The Internal Revenue Service has questioned the deductions claimed by the Company in connection with its investment in the computer equipment. See Note 9 - Income Taxes, for further discussion of this matter.

Note 7 - Assets Held for Sale:

            Assets held for sale consist of approximately 215 acres of real estate which are carried at a cost of $1,716,000 and $2,395,000 as of December 31, 1996 and 1995, respectively, and certain equipment remaining from the alkali products segment. The real estate is currently listed for sale with real estate brokers and the Company is actively pursuing the disposition of such properties. However, based upon market conditions for real estate of this type the Company is unable to determine when such sales will ultimately be consummated. During the fourth quarter of 1996, the Company charged $671,000 to operations to reduce the carrying value of this real estate to amounts which approximate current net realizable values. Estimates of net realizable values were based upon current indications of value received from professional real estate brokers and certain offers received from potential purchasers of such property.

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

            The Company recognized $32,000 and $112,000 of income from this transaction for the years ended December 31, 1996 and 1995, respectively, and has deferred income of $242,000 and $274,000 as of December 31, 1996 and 1995, respectively, which will be recognized under the installment method. The deferred income has been netted against the gross value of the notes receivable for financial reporting purposes.

            During March 1997 the Company sold approximately 12 acres of property classified as assets held for sale for gross proceeds totalling $157,000.

Note 8 - Clay Deposits:

            In 1988, Kin-Buc, Inc., a wholly-owned subsidiary of the Company ("Kin-Buc") purchased 150,000 cubic yards of clay for use in the closure of the Kin-Buc Landfill for $1.2 million from Inmar Associates, Inc. ("Inmar"), a corporation owned and controlled by a former principal shareholder, director and officer of the Company, and applied this amount against its accrual for remediation and closure costs. In 1992, the Company reclassified approximately $1.1 million of this accrual, representing the cost of the clay not required for such closure, to other long-term assets, recognizing the Company's plan to market the clay to third parties. Pursuant to the agreement for the purchase of the clay, Kin-Buc is entitled to a refund of the purchase price of clay it is unable to mine or can not use. In August 1996, the Company learned that Inmar intended to obtain relief from a 1983 order of the Superior Court, Morris County, New Jersey ("Superior Court") prohibiting the sale of its land, and in October 1996, the Company learned that Inmar had contracted to sell a substantial portion of its land, upon which a substantial amount of the clay is situated, to Edison Expansion, Inc. ("Expansion"). In November 1996, Kin-Buc brought suit entitled Kin-Buc, Inc., v. Inmar Associates, Inc. and Edison Expansion, Inc. in Superior Court against Inmar and Expansion for, among other things, a declaratory judgment that Kin-Buc's rights in the clay would survive a sale of the land to Expansion and, alternatively, a money judgment against Inmar. Kin-Buc also filed a lis pendens against the Inmar property. In December 1996, Expansion sought and obtained a discharge of the lis pendens and a closing of the sale to Expansion took place in January 1997. In accordance with the Superior Court's order, the net proceeds of the sale were paid into the Superior Court. Kin-Buc is seeking an order from the Superior Court that, subject to senior claims, such proceeds are to be paid to Kin-Buc if it obtains a money judgment against Inmar in its action. These proceeds are substantially less than Kin-Buc's claim against Inmar. Kin-Buc may ultimately obtain a declaratory judgment, an award of money damages against Inmar, or both. During the fourth quarter of 1996, the Company charged $500,000 to operations to reduce the carrying value of the clay to $577,000, representing management's best estimate of the values it may ultimately realize from resolution of these matters, considering the amount of the proceeds held by the Superior Court and assuming the Company will be able to recover such proceeds. There is no assurance that Kin-Buc will be able to mine and remove the clay on Expansion's property or Inmar's remaining property even if Kin-Buc obtains a declaratory judgment. In addition, there is no assurance that Kin-Buc will be permitted to draw against the proceeds in the Superior Court. Lastly, there is substantial uncertainty that Inmar will be financially capable of paying damages to Kin-Buc.

Note 9 - Income Taxes:

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

            The provision (credit) for income taxes consists of the following (in $000's):

                                                     1996        1995
            Provision for current operations
              Currently payable:
                Federal                             $ 357       $ 347
                State                                   3          25
                                                      360         372
              Deferred:
                Federal                              (361)       (170)
                State                                  (1)          1
                                                     (362)       (169)
              Total income tax
                provision (credit)                     (2)        203

            Less: Income tax provision for
              discontinued operations                  -          431
            Total provision (credit) for
              continuing operations                    (2)       (228)

                                                     1996        1995
            Provision (credit) for tax audits
              Currently payable:
                Federal                                -          (91)
                State                                  -         (127)
                                                       -         (218)
              Deferred:
                Federal                                -           -

            Total provision (credit) for
              tax audits                               -         (218)
            Total income tax provision
              (credit)                              $  (2)      $(446)

            Deferred tax expense results from temporary differences as follows (in $000's):

                                                     1996        1995
            Excess of tax over book
              (book over tax) depreciation        $     3     $   (43)
            Investment in leveraged lease          (2,692)     (2,635)
            Change in valuation allowance           1,245         575
            Non-deductible accruals                    38         769
            Net operating loss carryforwards          387         386
            Capital loss carryforwards                 -           90
            Alternative minimum tax (credit)        1,147        (243)
            Non-deductible impairment losses         (504)         -
            Deferred gain - installment sale           (8)        (23)
            Remediation and closure costs              22         645
            General business tax credits               -          305
            Other                                      -            5
                                                  $  (362)    $  (169)

            Deferred tax assets and liabilities at December 31, 1996 and 1995 were comprised of the following (in $000's):

                                                     1996        1995
            Deferred tax assets
              Remediation and closure costs       $ 4,579     $ 4,652
              Non-deductible impairment losses        504          -
              Non-deductible accruals                  46          87
              Allowance for doubtful accounts           9           6
              Federal net operating/capital
                loss carryforwards                     -           83
              State net operating loss
                carryforwards                       2,349       3,677
              Tax credit carryforwards                 -        1,681
              Subtotal                              7,487      10,186
              Valuation allowance for deferred
                tax assets                         (5,581)     (5,949)
              Total                                 1,906       4,237

            Deferred tax liabilities
              Leveraged lease                      (1,481)     (4,173)
              Depreciation                            (11)         (8)
              Unrealized appreciation of
                equity securities                      (9)        (48)
              Installment sales                       (41)        (48)
              Total                                (1,542)     (4,277)
            Net deferred tax asset (liability)    $   364     $   (40)

            Included in the accompanying balance sheet as:

            Current deferred tax asset            $    44     $    42
            Non-current deferred tax
              asset (liability)                       320         (82)
                                                  $   364     $   (40)

            The Company has recorded valuation allowances of $5,581,000 and $5,949,000 as of December 31, 1996 and 1995,
       respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

            The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss) before tax by the applicable statutory U.S. federal income tax rate (in $000's):

                                                     1996        1995

       Tax expense (credit) computed
             by applying U.S. federal
             income tax rate to loss
             from continuing operations
             before income taxes (credits)          $(938)      $(293)
           Increases (reductions) in
             taxes resulting from:
           State income taxes (credit) net
             of federal income tax benefit              1           17
           Change in federal deferred
             tax valuation allowance                  936           -
                                                     1996        1995
           Corporate dividends
             received deduction                        (1)         (2)
           Other                                       -           50
                                                    $  (2)      $(228)

            In 1991, the Internal Revenue Service (the "Service") asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. The 1989-91 tax audit is discussed below. The Company filed a petition with the Tax Court contesting many of the proposed adjustments asserted in the deficiency notice.
       On June 5, 1995, August 14, 1995, March 7, 1996 and July 31, 1996, respectively, the Company and the Service executed a stipulation of partial settlement of issues in the Tax Court case and first, second and third revised stipulations of partial settlement. These partial settlements resolved all but two of the adjustments asserted in the deficiency notice.

            Taking into account the partial settlements to date, the Company has accepted approximately $5.9 million of the $33.3 million of total adjustments to income asserted by the Service for the 1980-88 period. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in Tax court. The Service has conceded adjustments totalling $26.7 million of taxable income and $2.5 million of penalties, leaving only one issue, involving several taxable years, unresolved from the 1980-88 period.
       The Company cannot predict the outcome of further settlement negotiations or litigation with the Service over that issue.

            The Company has net operating loss and tax credit carryforwards that will partly offset the tax liability resulting from the settled adjustments to taxable income. Taking into account such carryforwards, the federal income tax and interest that will be due on account of the settlements reached to date is approximately $1,536,000, with interest through December 31, 1996 ($143,000 of taxes and $1,393,000 of interest). The settlements also will result in approximately $237,000 of state income tax (not including penalties and penalty interest that may be assessed) $110,000 of which was paid to one state during the second quarter of 1996. This state had a tax amnesty program in effect pursuant to which all interest and penalties for back taxes was waived upon payment of the tax liability. In conjunction with the $110,000 payment, the Company reversed approximately $240,000 of interest that was previously accrued on the $110,000 tax liability. Payment of the federal and remaining state tax liability resulting from both the settled issues and any issues litigated before the Tax Court will be due after the conclusion of the Tax Court case.

            The accelerated utilization of the Company's net operating loss and tax credit carryforwards to offset the settled adjustments will reduce the net operating loss and tax credit carryforwards that otherwise would have been available to partially offset the taxable income that arises as the Company recognizes net taxable income from its investment in computer equipment. For federal income tax purposes, the Company has had the benefit of tax deductions for depreciation of the computer equipment and for interest on the long-term non-recourse debt that the Company incurred to finance the acquisition of the computer equipment. In prior years, those deductions exceeded the rental income that the Company earned from leasing out the equipment. Those excess deductions offset the Company's income from other sources. However, rental income from leasing the computer equipment exceeded the related depreciation and interest deductions by approximately $6.2 million in 1996 and $5.8 million in 1995. This excess income was largely offset by deductions from other sources. Rental income will continue to exceed depreciation and interest deductions in 1997. The Company anticipates approximately $3.4 million of net taxable income for the first seven months of 1997, on account of its computer equipment investment. The Company does not expect to have sufficient deductions from other sources in 1996 and 1997 to fully offset this taxable income after taking into account the net operating loss carryforwards and credits that will be utilized to offset the tax liabilities resulting from the settled adjustments.

            The Service has concluded an audit of the Company's 1989-91 federal income tax returns, which resulted in the Service challenging the deductions claimed by the Company in connection with its investment in the computer equipment discussed in the preceding paragraph. The Service also asserted a number of smaller adjustments for that period which have been settled. If the Service prevails in disallowing the computer equipment deductions, the Company's taxable income for 1989 through 1992 would be materially increased. However, in that case, its taxable income from the computer equipment for 1994 through 1997 would be reduced by a corresponding amount. Specifically, if the Company prevails on the one remaining unsettled issue from the 1980-1988 period, but is unsuccessful in its defense of the computer equipment issue, the incremental federal income tax liability attributable to disallowance of the computer equipment deductions would be approximately $5.8 million of tax and $3.6 million of interest, calculated through December 31, 1996. This would increase the Company's aggregate liability for federal taxes and interest for both the settled issues and the computer lease issue to $6.0 million and $5.0 million, respectively, calculated through December 31, 1996. Disallowance of the computer equipment deductions would not result in any state tax liability.

            The incremental amount of federal taxes and interest that the Company would owe if the Company were unsuccessful in its defense of both the remaining unsettled issue from the 1980-88 period and the computer equipment issue is approximately $7.6 million of federal income taxes and $8.2 million of interest, calculated through December 31, 1996. (Such amounts are in addition to the tax of $143,000 and interest of $1,393,000, discussed above, that will be owed as a result of the partial settlements entered into to date.) No state income tax or interest is anticipated on account of the unsettled 1980-88 issue.

Note 10 - Long-term Debt:

       Long-term debt consists of the following (in $000's):

                                                     1996        1995
            10.5% mortgage note, due
            in monthly installments, through
            April 2000, secured by certain
            land and buildings held for sale,
            carried at a cost of $358,000            $ 38        $ 47

            Mortgage note                              -          340

            Other obligations                          28          35
            Total debt                                 66         422
                Less: Current portion                  18         356
            Long-term portion                        $ 48        $ 66


       Maturities

            At December 31, 1996, long-term debt matures as follows
       (in $000's):

                     1998                  $ 20
                     1999                    22
                     2000                     6
                                           $ 48

Note 11  - Remediation and Closure Costs:

            The Company's accruals for closure and remediation activities equal the present value of its allocable share of the estimated future costs related to a site less funds held in trust for such purposes. The costs of litigation associated with a site are expensed as incurred. The Company has accrued remediation and closure costs for the following sites (in $000's):

                                                     1996        1995
            Kin-Buc landfill                      $10,672     $10,692
            Kinsley's landfill                      2,003       2,004
            Mac Sanitary landfill                     142         155
            Total                                 $12,817     $12,851

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

            In January 1993, a new trust (the "1993 Trust") was established to fund the remediation of the Kin-Buc Landfill and neighboring areas out of proceeds provided from negotiated settlements with certain of the PRPs named in a suit the Company initiated in 1990 with the intent of obtaining contribution to the cost of remediation (see Note 15). Terms of the settlements allowed for the reimbursement of up to $1.3 million of past litigation costs incurred by SCA and the Company. The Company recovered litigation costs of $15,000 and $960,000 in 1993 and 1992, respectively. Proceeds from such initial settlements with the PRPs resulted in total deposits of $7.1 million into the 1993 Trust through the year ended December 31, 1995. All of the funds deposited into the 1986 Trust and 1993 Trust had been expended for costs of remediation as of December 31, 1995. During June 1994, approximately 36 additional de minimis PRPs accepted a revised settlement proposed by the Company and other respondents to the Orders, which resulted in an additional $3.0 million of contributions being deposited into a new trust established in January 1995 for the remediation effort. Substantially all of the funds held in the new trust had been expended as of December 31, 1996.

            During May 1993, a $22 million contract was awarded for the construction of a containment system and leachate treatment plant at the Kin-Buc Landfill in accordance with the engineered design and standards accepted by the EPA in satisfaction of certain requirements of the 1990 Order. The contract was to be financed with funds from the 1993 Trust. During May 1994, the Company met with representatives of EPA to discuss the impact delays in securing settlement proceeds would have on the Company's ability to finance the construction within the time frame required by EPA. In July 1994, after meeting with EPA, SCA entered into a contract with the contractor installing the containment system and treatment plant, thereby alleviating the potential for delays in this phase of the construction due to financial limitations. In August 1994 and thereafter, contracts were awarded to the contractor and other parties by SCA for certain activities mandated by the 1992 Order.

            The execution of the contracts between SCA and the contractors has not relieve the Company of liability for such costs due to its obligations under the 1986 Agreement. In August 1993, the Company filed a demand for arbitration seeking rescission or reformation of the 1986 Agreement and reimbursement of overpayments. During March 1995, the SCA Group filed a demand for arbitration seeking reimbursement from the Company of $17 million, representing 75% of the $23 million of remediation expenses purportedly funded by the SCA Group through June 30, 1995. The status of such arbitration demand, as yet unresolved, is described in Note 15 to the Company's Consolidated Financial Statements.

            The contractors have completed the construction required under the Orders, and the Company is awaiting EPA acceptance of the work performed. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, is estimated to be in the range of approximately $80 million to $100 million.

            In January 1996, a design for a remedial program involving the installation of a slurry cut-off wall around a one-acre parcel of land adjacent to the Kin-Buc Landfill was presented to the EPA for its review and approval. EPA approved the plan, and construction began in August 1996. The construction is substantially complete and the Company is awaiting EPA acceptance of the work performed in December 1996. The cost of such installation has been estimated at $1.3 million and has been financed by the SCA Group. SCA may assert that this cost is subject to the cost sharing agreement and seek reimbursement of 75% of amounts expended from the Company.

            The EPA has notified the Company that it will conduct a limited investigation of an area in the vicinity of the Kin-Buc Landfill, known as Mound B, and that it may seek to recover its costs in connection therewith from the Company and the SCA Group. The cost of studies and remediation of this area is not included in the present estimates of the total cost of the remediation since such work is outside the scope of the Orders. An obligation to undertake significant remediation of areas outside the scope of the Orders could materially increase the total estimated costs of remediation.

            At December 31, 1996 and 1995, Kin-Buc had accrued approximately $10.7 million for its share of the costs of such remediation and closure. The accrual is based upon the present value of the Company's estimated allocable share of remaining closure costs for the Kin-Buc Landfill and operation and maintenance costs related to the site's containment systems and treatment plant. Such estimates require a number of assumptions and therefore may differ from the ultimate outcome.

            Additional material adjustments to the Company's current accrual may become necessary as the related implementation costs are realized and weighed against revised allocations to other respondents and PRPs.

            In conjunction with the remediation, 26 acres of undeveloped land neighboring the site and owned by a wholly-owned subsidiary of the Company were utilized for the construction of the containment system, treatment plant and related facilities. The property had been reflected at nominal value on the Company's financial statements.

            Kinsley's Landfill, Inc. ("Kinsley's"), a wholly-owned subsidiary of the Company, ceased accepting solid waste at its landfill in Deptford Township, New Jersey on February 6, 1987 and commenced closure of that facility. At December 31, 1996 and 1995, Kinsley's has accrued $11,255,000 and $11,479,000, respectively, for the remaining costs of closure and post-closure care of this facility, of which $9,252,000 and $9,475,000, respectively, is being held in interest-bearing trust accounts. The accrual as of December 31, 1996 is based upon the present value of the estimated operation and maintenance costs related to the site's containment systems and treatment plant through the year 2016.

            Mac Sanitary Land Fill, Inc. ("Mac"), a wholly-owned subsidiary of the Company, operated a landfill in Deptford Township, New Jersey which ceased operations in 1977. The closure of this facility has been substantially completed. At December 31, 1996 and 1995, Mac has accrued $142,000 and $155,000, respectively, for the costs of continuing post-closure care and monitoring at the facility. The Company increased its accrual for closure costs by $11,000 during 1996 and $131,000 during 1995 due to unanticipated engineering and testing costs incurred to respond to inquiries from environmental agencies. The accrual as of December 31, 1996 is based upon the present value of the estimated maintenance costs of the site's containment systems through the year 2007.

            In 1988, the Company entered into a settlement agreement (the "Tang Agreement") regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang Realty, Inc. ("Tang"), a company owned and controlled by a former principal shareholder, director and officer of the Company (see Note 15). Upon the signing of this agreement, the Company paid $2,000,000 to Tang as reimbursement for damages and remediation costs incurred by it, and agreed to assume all future remediation costs in connection with the Piscataway site. During 1988, the Company accrued $1,741,000 for current and future remediation costs, and during 1989, the Company accrued an additional $2,689,000 for such costs. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. During the term of the Tang Agreement, the Company accrued $6,430,000 for the costs of current and future remediation at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. As a result of the rescission, amounts accrued by the Company for future remediation costs (the sum of $2,238,000) were reversed and reflected in income during 1990. In March 1991, the Company made demand upon Tang for reimbursement of the $4,300,000 paid by the Company in the remediation of the Piscataway site.
       Tang is currently disputing the Company's right to rescind the Tang Agreement and there is substantial uncertainty regarding Tang's ability and intention to reimburse the Company for these costs. Accordingly, no provision has been made for such reimbursement in the accompanying financial statements.

            During 1990, the Company joined with a group of 43 chemical waste generators, all named as respondents to an October 1990 Administrative Order issued by EPA as to a site in Carlstadt, New Jersey, to develop and fund a preliminary interim remedy (the "Interim Remedy") for the clean-up of that site (see Note 15). The Company had leased this site from Inmar and operated a solvents recovery plant thereon during a five year period ended 1970. During 1990 the Company charged to operations (i) $750,000 for its share of the costs of implementing the Interim Remedy, (ii) $1,537,000 for future remediation costs of a final remedy, and (iii) $503,000 paid pursuant to an agreement with Inmar which provides for a 50%/50% sharing of the costs of certain consulting services, including those aimed at identifying parties who may be responsible for the remediation of the site. In 1991, the Company charged to operations an additional $101,000 towards these shared expenses. At December 31, 1994 the Company had accrued approximately $1,532,000 for its portion of the estimated remediation costs at this site. In September 1995, the court approved a settlement agreement which allocated remediation costs for the site among the Company and substantially all of the waste generators who had been remediating the site. This agreement substantially relieves the Company from future obligations for the site in exchange for a cash payment, proceeds from the settlement of certain insurance claims and an assignment of Carlstadt-related claims filed against the Company's excess insurance carriers. The Company has reversed the balance of the accrual for future expenditures related to this site, and recognized income of $1,451,000 associated with such adjustment in the quarter ended September 30, 1995 (see Note 15).

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

Note 12 - Stockholders' Equity:

       Stock Option Plans

            At December 31, 1996, 797,000 shares of Transtech's common stock were reserved for issuance under incentive stock option plans that provide for the granting of options to employees at prices equal to the market value of Transtech's common stock on the date of grant, which options are exercisable for a period not to exceed ten years from the date of grant. Non-qualified stock options are available for grant to officers, directors, certain eligible employees and consultants at prices ranging from 50% to 100% of market value at the date of grant and these are also exercisable for a period not to exceed ten years. Options for 55,000 and 58,800 shares were outstanding at December 31, 1996 and 1995, respectively, all of which are exercisable.

            A summary of stock option transactions for 1996 and 1995 follows:

                                      1996                1995
                                        Weighted            Weighted
                                         Average             Average
                                        Exercise            Exercise
                               Shares     Price     Shares     Price
         Outstanding,
           beginning of year   58,800     $1.00    105,600     $2.13
         Granted                   -         -          -         -
         Exercised                 -         -          -         -
         Expired               (3,800)     5.00    (46,800)     3.56
         Outstanding,
           end of year         55,000     $0.72     58,800     $1.00

         Options exercisable
           at year end         55,000               58,800

            The following information applies to stock options outstanding at December 31, 1996:

         Options outstanding                              55,000
         Range of exercise prices                 $0.44 to $0.75
         Weighted average exercise price                   $0.72
         Weighted average remaining life in years           4.50

Note 13 - Employee Benefit Plans:

       Retirement Savings and Profit Sharing Plans

            The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time non-union employees. Employees may contribute up to 15% of their eligible compensation, but not in excess of amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of employees' contributions not in excess of 2% of their eligible compensation during 1996 and 1995. The plan provides that the Company's matching and profit sharing contributions may be made in cash, in shares of Company stock, or in cash and invested in shares of Company stock. Contributions to the plan for the years ended December 31, 1996 and 1995 were $10,000 and $8,000, respectively.

       Employee Health Plans

            The Company maintains an employee benefit program which provides health care benefits to substantially all full-time employees, and eligible dependents. The Company's health care plan utilizes a program provided by a leading health maintenance organization and, provides medical benefits, including hospital, physicians' services and major medical benefits. The employees contribute to the expense for enrolled dependents.

Note 14 - Lease Commitments:

            The Company leases land, office facilities, vehicles and equipment under operating leases which expire through 1999. Total rent expense charged to operations for all operating leases was $71,000 and $97,000 in 1996 and 1995, respectively.

            Future minimum lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year are as follows (in $000's):

                         1997                    $52
                         1998                     42
                         1999                     41
                         2000                     25

Note 15 - Legal Proceedings:

            As to Federal Tax Liabilities

            In 1991, the Internal Revenue Service (the "Service") asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. The 1989-91 tax audit is discussed below. The Company filed a petition with the Tax Court contesting many of the proposed adjustments asserted in the deficiency notice.
       On June 5, 1995, August 14, 1995, March 7, 1996 and July 31, 1996, respectively, the Company and the Service executed a stipulation of partial settlement of issues in the Tax Court case and first, second and third revised stipulations of partial settlement. These partial settlements resolved all but two of the adjustments asserted in the deficiency notice.

            Taking into account the partial settlements that have been concluded to date, the Company has accepted approximately $5.9 million of the $33.3 million of total adjustments to income asserted by the Service for the 1980-88 period. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in Tax Court. The Service has conceded adjustments totalling $26.7 million of taxable income and $2.5 million of penalties, leaving only one issue, involving several taxable years, unresolved from the 1980-88 period. The Company cannot predict the outcome of further settlement negotiations or litigation with the Service over that remaining issue.

            The Service has concluded an audit of the Company's 1989-91 federal income tax returns, which resulted in the Service challenging the deductions claimed by the Company in connection with its investment in computer equipment under lease (see Note 9 to the Company's Consolidated Financial Statements). The Service also asserted a number of smaller adjustments which have been settled. Discussions with the Service on the computer equipment issue are in progress. The Company cannot predict the outcome of further settlement negotiations or litigation with the Service over these remaining two issues.

            The financial condition, results of operations and net cash flows of the Company could be materially and adversely affected if the Company either is unsuccessful in the defense of the remaining issues in the Tax Court case or is unable to settle such issues in a manner which can be funded by the Company's available resources.

            As to the Kin-Buc Landfill

            In 1966, Kin-Buc leased approximately 19 acres of land in Edison, New Jersey from Inmar and operated a waste disposal facility at that site. In 1969, another wholly-owned subsidiary of Transtech, Filcrest Realty, Inc. ("Filcrest") acquired a number of lots near Kin-Buc's site and several
       contiguous to it.    In  September 1975, Transtech and SCA
       entered into an agreement pursuant to which a wholly-owned subsidiary of SCA, Chemical Waste Management of New Jersey, Inc. ("CWMNJ"), and a wholly-owned subsidiary of Transtech, Wastequid, Inc. ("Wastequid"), formed a partnership known as Earthline Company ("Earthline"). In connection with the formation of this partnership, Kin-Buc entered into two new leases with Inmar, superseding and replacing the 1966 lease. Pursuant to these leases, Kin-Buc leased a total of 77 acres from Inmar, 27 acres, including the original 19 acre disposal site, in one lot, and 50 acres in a contiguous lot. Simultaneously therewith, Earthline entered into an agreement with Kin-Buc permitting it to dispose of waste at the leased site. From 1972 through 1976, the Kin-Buc site operated as a state approved facility for the disposal of solid and liquid industrial and municipal waste. In July 1976, it stopped accepting liquid waste. In December 1976, Kin-Buc acquired title to the 27 acres it had been leasing from Inmar. In 1977, Kin-Buc stopped accepting solid waste at the site. Such site is referred to herein as the Kin-Buc Landfill. In February 1979, EPA brought suit in the United States District Court for the District of New Jersey against Transtech, Kin-Buc and Filcrest, certain former officers, directors and shareholders of Transtech, and Inmar in connection with the ownership and operation of the Kin-Buc Landfill. This suit was placed on administrative hold by the Court because Transtech and SCA agreed to undertake the remediation of the site. This suit remains on administrative hold.

            In 1986, Transtech sold the stock of Wastequid to SCA, and, simultaneously therewith, Transtech, Kin-Buc, Filcrest and Inmar (the "Transtech Group") entered into a settlement agreement (the "Settlement Agreement") with SCA, CWMNJ, Wastequid and Earthline (the "SCA Group") regarding the sharing of remediation costs of the Kin-Buc Landfill, pursuant to which the Transtech Group agreed to pay 75% of such costs and the SCA Group the remaining 25%. The parties also agreed to establish and fund a trust for the payment of these costs (see Note 11).

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

            In March 1995, while the Court's referral on the Company's arbitration was pending, the SCA Group filed a demand for arbitration (the "SCA Arbitration") seeking reimbursement from the Company of 75% of remediation expenses purportedly funded by WMX through that time. The Company brought an action in the Supreme Court for the State of New York in March 1995 seeking to stay the SCA Arbitration pending a decision on WMX's and the SCA Group's motion to enjoin the Transtech Arbitration. In April 1995, the Court narrowed the issues to be arbitrated to the amount of funds expended on the remediation and the reasonableness of such expenditures and made any findings on such issues subject to resolution of the Company's arbitration as to the enforceability of the 1986 agreement. While final discovery in the SCA Arbitration was being completed and immediately prior to the commencement of hearings in the SCA Arbitration and the re-scheduling of the referee's hearing in the Transtech Arbitration, the Company and the SCA Group agreed to postpone proceedings in both arbitrations pending the outcome of settlement discussions. These discussions are ongoing, and no prediction as to the outcome thereof can be made at this time.

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

       As to the Clay Deposits

            As discussed in Note 8, in 1988, Kin-Buc purchased 150,000 cubic yards of clay for use in the closure of the Kin-Buc Landfill for $1.2 million from Inmar. Pursuant to the agreement for the purchase of the clay, Kin-Buc is entitled to a refund of the purchase price of clay it is unable to mine or can not use. In October 1996, the Company learned that Inmar had contracted to sell a substantial portion of its land, upon which a substantial amount of the clay is situated, to Edison Expansion, Inc. ("Expansion"). In November 1996, Kin-Buc brought suit entitled Kin-Buc, Inc., v. Inmar Associates, Inc. and Edison Expansion, Inc. in Superior Court, Morris County, New Jersey ("Superior Court") against Inmar and Expansion for, among other things, a declaratory judgment that Kin-Buc's rights in the clay would survive a sale of the land to Expansion and, alternatively, a money judgment against Inmar. Kin-Buc also filed a lis pendens against the Inmar property.
       In December 1996, Expansion sought and obtained a discharge of the lis pendens and a closing of the sale to Expansion took place in January 1997. In accordance with an order of the Superior Court entered in another matter involving Inmar, the net proceeds of the sale was paid into the Superior Court. Kin-Buc is seeking an order from the Superior Court that, subject to senior claims, such proceeds are to be paid to Kin-Buc if it obtains a money judgment against Inmar in its action. These proceeds are substantially less than Kin-Buc's claim against Inmar. Upon entry of an order concerning the disposition of the proceeds, Inmar and Expansion will be required to answer Kin-Buc's complaint. Kin-Buc may ultimately obtain a declaratory judgment, an award of money damages against Inmar, or both. There is no assurance that Kin-Buc will be able to mine and remove the clay on Expansion's property or Inmar's remaining property even if Kin-Buc obtains a declaratory judgment. In addition, there is no assurance that Kin-Buc will be permitted to draw against the proceeds in the Superior Court. Lastly, there is substantial uncertainty that Inmar will be financially capable of paying damages to Kin-Buc.

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

            In a related matter, in October 1989, the Company, together with owners and operators of industrial sites in the Hackensack, New Jersey meadowlands, including a site in Wood-Ridge, were sued in the United States District Court for the District of New Jersey for contribution towards the cost of remediation of those sites, adjacent lands and adjacent water courses, including Berry's Creek. The plaintiffs in this suit, Morton International, Inc., Velsicol Chemical Corp. and other parties who have been ordered to remediate such industrial sites, adjacent lands and adjacent water courses, seek contribution from the Company towards the cost of remediating Berry's Creek, which, they allege, was contaminated, in part, by the Company's operations at a nearby solvents recovery facility at Carlstadt, New Jersey. Shortly after the institution of suit, the plaintiffs began negotiating with the governmental entities which ordered the remediation of the sites, adjacent land and adjacent water courses, as to the scope of remediation and, pending those negotiations, had stayed the suit. In August 1996, the plaintiffs reinstituted the suit but shortly thereafter agreed to sever claims against the Company and proceed against other defendants. As a result, the claims against the Company have again been stayed. Since the plaintiffs' negotiations concerning the scope of the remediation of Berry's Creek are still ongoing, and no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability in this matter.

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

Note 16 - Segment Information:

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

(In $000's)              Electricity  Environmental Computer   Corporate
                         Generation     Services    Leasing    and Other
1996
  Operating revenues       $   264       $   99      $   -      $    -
  Intercompany revenues    $    -        $  180      $   -      $    -
  Income (loss)
    from operations        $     9       $ (204)     $   -      $(2,090)
  Identifiable assets      $    44(a)    $  119      $   41     $ 9,363
  Depreciation expense     $    17       $   24      $   -      $    26
  Capital expenditures     $    34       $   13      $   -      $    21

1995
  Operating revenues       $   206       $  167      $   -      $    -
  Intercompany revenues    $    -        $  264      $   -      $    -
  Income (loss)
    from operations        $  (165)      $ (101)     $   -      $(2,663)
  Identifiable assets      $    27(a)    $  410      $  128     $ 7,849
  Depreciation expense     $     1       $   24      $   -      $    33
  Capital expenditures     $    28       $   56      $   -      $     2

(a) Substantially all of the assets of the electricity generation segment are fully depreciated.

            During the year ended December 31, 1996 and 1995, three and two, respectively, customers of the Company accounted for 100% of the Company's consolidated operating revenues.

Note 17 - Loss Per Share:

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

Note 18 - Related Party Transactions:

            The Company and its subsidiaries have had transactions with businesses owned or controlled by the Company's principal shareholders or members of their immediate family.

            Until July 1995, the Company leased certain real property from Inmar Associates, Inc., a corporation controlled by Marvin H. Mahan, a former officer, director and principal shareholder of the Company, and the father of three of the Company's principal shareholders. No rental payments have been made since 1990 (see Note 15). Since Mr. Mahan's retirement from the Company, it has provided Mr. Mahan the use of an automobile and contributed to the expenses of maintaining an office for his use including secretarial services. Such expenses totalled approximately $14,000 and $21,000 in 1996 and 1995, respectively.

            On August 28, 1992, the Company made an advance of $10,000 to the Company's President and Chairman of the Board of Directors. The advance was evidenced by an interest bearing note. The note and accrued interest thereon was repaid in full during 1996. On April 22, 1994, the Company made a loan of $75,000 to the President and Chairman of the Board of Directors of the Company, evidenced by a note which bears interest at a floating prime rate plus 1% and is due and payable as determined by the Board of Directors.
       Approximately $95,000 was outstanding with respect to the loan, including interest, as of December 31, 1996. The
       Company believes that the terms of the loan to the officer are no less favorable to the Company than could be obtained with non-affiliated parties.

            On March 1, 1996, ValveCo Inc. ("ValveCo"), a newly-formed Delaware corporation organized by Three Cities Research, Inc. ("TCR"), a Delaware corporation unaffiliated with the Company or any of its directors and officers, purchased 100% of the Hunt Valve Company, Inc. common stock owned by THV Acquisition Corp., a wholly owned subsidiary of the Company, representing 79.05% of the issued and outstanding Hunt common stock. Eighty-five percent of the common stock issued by ValveCo was purchased by the TCR investors and 15% was purchased by four individuals affiliated with the Company, namely the Company's President and Chairman of the Board of Directors (7.5%), the Company's Vice President and Chief Financial Officer, who is also a member of the board (2%), a director of Hunt (1.5%) and Hunt's President and Chief Operating Officer (4%) for
       $150,000. These four individuals also obtained the right to acquire, for an aggregate cost of $2.3 million, an additional 12.5% of ValveCo's common stock pursuant to the exercise of performance and value-based options. In addition, the aforementioned directors and executive officers of the Company and/or Hunt were employed in various capacities by ValveCo and Hunt after the sale. The Company's President and Chairman of the Board of Directors resigned from his employment with ValveCo Inc. and Hunt effective January 1, 1997, but remains a director of Hunt. The Company's Vice President and Chief Financial Officer also resigned from his employment with ValveCo Inc. and Hunt effective January 1, 1997.

Transtech Industries, Inc.
Report of Independent Certified Public Accountants


To the Stockholders and the Board of Directors
Transtech Industries, Inc.

       We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

       The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2, 8, 9, 11 and 15 to the consolidated financial statements, the Company has experienced recurring operating losses and is currently involved in material litigation concerning environmental remediation costs, its rights with respect to clay deposits, and an Internal Revenue Service examination, the outcome of which cannot presently be determined. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                  TAIT, WELLER AND BAKER

Philadelphia, Pennsylvania
March 20, 1997

Transtech Industries, Inc.
Market Prices of Common Stock


       The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 1995 through December 31, 1996. The high and low bid price information for 1996 has been obtained from The
Nasdaq Stock Market, Inc. The high and low bid price information for 1995 was obtained from market makers in the Company's common stock.

 1996            High   Low             1995          High    Low
 1st quarter   $.0300 $.0300           1st quarter  $.1500  $.0500
 2nd quarter    .0325  .0300           2nd quarter   .1200   .0500
 3rd quarter    .0300  .0300           3rd quarter   .0500   .0312
 4th quarter    .0700  .0300           4th quarter   .0312   .0312


       The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions. They do not represent actual transactions.

       The number of holders of record of the Common Stock of the Company at December 31, 1996 was 291.

       The Company paid no dividends in either stock or cash in 1996 or 1995 and does not presently anticipate paying dividends in the foreseeable future.


Transtech Industries, Inc.
Directory


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

                           Arthur C. Holdsworth, III
                           Vice President of Sales     Transfer Agent:
                           Millington Quarry, Inc.
                           Millington, New Jersey      Continental Stock
                                                         Transfer & Trust Co.
                           Andrew J. Mayer, Jr.        2 Broadway
                           Vice President-Finance,     New York, NY  10004
                           Chief Financial Officer     212-509-4000
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