Form 10KSB, Exhibit 13
period 1997-12-31
TRANSTECH INDUSTRIES INC
filed 1998-03-31
CIK 87799

EXHIBIT 13.  ANNUAL REPORT TO STOCKHOLDERS.







                           TRANSTECH INDUSTRIES, INC.

                                  ANNUAL REPORT

                                     1997

===============================================================



COMPANY PROFILE

        Transtech Industries, Inc. and its subsidiaries provide environmental services and generate electricity utilizing methane gas. The Company's headquarters are located in Piscataway, New Jersey.



===============================================================



TABLE OF CONTENTS

                                                         Page

   President's Letter                                       2
   Management's Discussion and Analysis of
     Financial Condition                                    3
   Consolidated Balance Sheets                             14
   Consolidated Statements of Operations                   16
   Consolidated Statements of Stockholders' Equity         18
     (Deficit)
   Consolidated Statements of Cash Flows                   19
   Notes to Consolidated Financial Statements              22
   Report of Independent Certified Public Accountants      56
   Market Prices of Common Stock                           58
   Directory                                               59



===============================================================

TRANSTECH INDUSTRIES, INC.
PRESIDENT'S LETTER

=================================================================


To Our Stockholders:


      The year 1997 saw several major accomplishments at your company.

      After extensive effort and extremely complex negotiation, on December 23, 1997 the Company was able to settle significant litigation claims arising out of the operations of its Kin-Buc landfill, thereby substantially relieving the Company of environmental remediation obligations with respect to that site, as described in greater detail in this Annual Report.

      We are now directing our efforts towards seeking recoveries against the Company's excess insurance carriers for past environmental remediation costs of Kin-Buc and other landfill sites. We are also accelerating the Company's asset divestiture program and the marketing efforts of our environmental service subsidiary.

      Management continues to pursue its business agenda under challenging circumstances. While we remain hopeful, the Company cannot at this time ascertain whether these efforts will be adequate to satisfy its future capital requirements and anticipated tax and other liabilities.


                                          Sincerely,





                                          Robert V. Silva

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

================================================================

RESULTS OF OPERATIONS

INTRODUCTION

      The Company's operations consist of the parent company and 25 subsidiaries, two of which conduct active operations. These two subsidiaries' operations have been classified into two segments: the generation and sale of electricity utilizing methane gas and the performance of environmental services. The other subsidiaries of the Company hold assets consisting primarily of cash and marketable securities, real property, notes receivable and contract rights.

      During 1995, the Company sold the segment of its operations which marketed alkali products and in 1996, completed the sale of its valve manufacturing segment.

      The Company and certain subsidiaries were previously active in the resource recovery and waste management industries. These activities included the operation of three landfills and a solvents recovery facility. These sites are now closed, but the Company continues to own and/or remediate the landfills and has both incurred and accrued for the substantial costs associated therewith. The Company has also incurred significant expense in litigation related to one of the three landfills and in its ongoing litigation before the U.S. Tax Court (see the discussion of "Liquidity and Capital Resources" below and Notes 9 and 15 to the Company's Consolidated Financial Statement).

OPERATING REVENUES

      Consolidated operating revenues increased 54%, or $196,000, for the year ended December 31, 1997, compared to the year ended December 31, 1996. Consolidated operating revenues by business segment for the years ended December 31, 1997 and 1996 were as follows (in $000):

                                 - Quarter -              Total
1997                    1st     2nd      3rd      4th      Year
                       -----   -----    -----    -----    -----

  Electric Generation  $ 81    $ 71     $ 72     $ 86     $ 310
  Environmental Svcs.    65      80       72      184       401
  Intercompany          (38)    (57)     (37)     (20)     (152)
                        ---     ---      ---      ---      ----
  Total revenues       $108    $ 94     $107     $250     $ 559
                        ===     ===      ===      ===      ====

1996

  Electric Generation  $ 55    $ 65     $ 68     $ 77     $ 265

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONT'D

=================================================================

  Environmental Svcs.    64      77       73       64       278
  Intercompany          (36)    (52)     (55)     (37)     (180)
                        ---     ---      ---      ---      ----
  Total revenues       $ 83    $ 90     $ 86     $104     $ 363
                        ===     ===      ===      ===      ====

   Revenues from the operation which generates electricity using methane gas as fuel were $310,000 for the year ended December 31, 1997, an increase of $45,000 or 17% compared to the prior year. The electricity generating facility consists of four diesel/generating units each capable of generating approximately 48,000 kwh/day at full capacity. Methane gas is a component of the landfill gas generated by a landfill site owned by the Company. Engineering studies indicate sufficient quantities of gas at the landfill to continue the operation of the facility for approximately 14 years. Electricity generated is sold pursuant to a long term contract with a local utility. The contract has seven years remaining. Revenues are a function of the number of kilowatt hours sold, the rate received per kilowatt and capacity payments. The Company sold 10.6 million kwh during the year ended December 31, 1997 compared to 8.5 million sold in the prior year. The operation experienced fewer equipment failures and down-time for repairs in 1997 when compared to 1996. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, therefore resulting in more hours dedicated to repair and maintenance than with equipment utilizing traditional fuels. Approximately 13% of available machine hours were dedicated to repairs and scheduled maintenance in 1997 versus 17% for such tasks during 1996.

   The environmental services segment reported $401,000 of operating revenues for 1997 (prior to elimination of intercompany sales) compared to $278,000 for 1996, an increase of 44%. Approximately $152,000 or 38% of the environmental services segment's revenues for the period, compared to $180,000 or 65% for last year, were for services provided to other members of the consolidated group and therefore eliminated in consolidation. Substantially all the third party sales during 1997 and 1996 were to four and one customer(s), respectively. The increase in sales to third parties during 1997 was primarily due to commencement of a six month construction project during the second half of the year.

      The Company is continuing its efforts to expand the customer base of this subsidiary to entities outside the consolidated group. During the last four years, the subsidiary has provided, and continues to provide, quotes on construction and maintenance projects involving the closure and remediation of waste sites and contaminated properties. The subsidiary participates in a competitive market on the basis of price and experience. Some construction projects may have bonding requirements which are

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONT'D

=================================================================

beyond the subsidiary's ability to secure. The subsidiary continues performing closure activities on sites previously operated by other subsidiaries of the Company.

COST OF OPERATIONS

      Consolidated direct operating costs for the year ended December 31, 1997 were $502,000, an increase of $203,000 or 68% when compared to 1996. The costs of the electricity generating operation increased 33% for the year ended December 31, 1997 when compared to the prior year due to a increase in repair and maintenance costs related to the electric generating equipment. Costs of the environmental services segment increased 144% overall due primarily to the increase in sales volume.

      Consolidated  selling,  general and  administrative  expenses for the year ended December 31, 1997 were $2,359,000, an increase of $10,000 from the prior year. Decreases were reported in insurance expenses and professional fees relating to the Company's environmental and tax litigation (see Note 15 to the Company's Consolidated Financial Statements). Increases were reported in salary, business development and supply expenses. Professional fees and administrative costs are incurred in support of the Company's ongoing litigation, marketing and asset divestiture efforts (see Liquidity and Capital Resources - Liquidity). The operating costs of the non-operating subsidiaries, consisting primarily of insurance and franchise, income and real estate taxes, aggregated approximately $68,000 and $136,000 for the years ended December 31, 1997 and 1996, respectively. Such expenses declined primarily due to the divestiture of certain property held for sale as discussed herein.

OPERATING LOSS

      The Company's consolidated operating loss for the year ended December 31, 1997 increased to $2,302,000 from a loss of $2,285,000 reported for the prior year.


OTHER INCOME (EXPENSE)

      Consolidated investment income decreased by $60,000 for the year ended December 31, 1997 to $285,000 due primarily to an decrease in the amount of funds available for investment.

      Consolidated interest expense decreased $27,000 to $6,000 for the year ended December 31, 1997 compared to last year due to a decease in the amount of outstanding funded debt.

      Interest expense or credit reported as "Interest (expense)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONT'D

=================================================================

credit  -  income   taxes   payable"   represents   the  increase  or  decrease,
respectively, in the amount of interest accrued on estimated income taxes payable as a result of the Company's tax litigation discussed below. The Company reported interest expense of $860,000 for the twelve months ended December 31, 1997 versus a credit of $76,000 for the comparable period of 1996. The credit reported for 1996 is due to the reversal of approximately $240,000 of interest expense that was previously accrued on estimated income taxes payable to a state net of additional interest accrued on estimated federal income tax liability. The state sponsored a tax amnesty program pursuant to which all interest and penalties for back taxes were waived upon payment of the tax liability. The expense reported for 1997 reflects the interest accrued for estimated income taxes payable as a result of the January 1998 settlement of one of the issues in the tax litigation.

      The Company reported income of $12,000 for the year ended December 31, 1997 in recognition of proceeds from the sale of computer equipment previously leased by the Company pursuant to a leveraged lease agreement. The Company recorded a charge of $37,000 related to this investment during 1996 to reflect the decline in the market value for IBM mainframe computer equipment and the rental income commanded by such equipment.

      The Company charged $33,000 and $671,000 to operations for the years ended December 31, 1997 and 1996, respectively, to reduce the carrying value of real estate held for sale to amounts which approximate current net realizable values. Estimates of net realizable values were based upon indications of value received from professional real estate brokers and certain offers received from potential purchasers of such property (see Note 7 to the Company's Consolidated Financial Statements).

      The Company charged $47,000 and $500,000 to operations for the years ended December 31, 1997 and 1996, respectively, to reduce the carrying value of its rights to certain clay deposits to management's best estimate of the values it may ultimately realize for this asset. Such rights relate to clay purchased by the Company in 1988 to be used for the closure of the landfill site in Edison, New Jersey (the "Kin-Buc Landfill") owned and operated by the Company's subsidiary, Kin Buc, Inc. for $1.2 million from an entity owned and controlled by a former principal shareholder, director and officer of the Company (see Notes 8 and 15 to the Company's Consolidated Financial Statements).

      The Company recognized income of $10,672,000 during the year ended December 31, 1997 due to the reversal of the balance of amounts previously accrued for future expenditures related to the Kin-Buc Landfill. In December 1997 the Company entered into four

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONT'D

=================================================================

agreements with parties to litigation related to the allocation of costs of remediation of the site which substantially relieved the Company from future obligations with respect to the site in exchange for a cash payment and the future sharing of proceeds from certain insurance claims filed against the Company's excess insurance carriers (see Note 15 to the Company's Consolidated Financial Statements).

      The Company incurred charges of $11,000 for the year ended December 31, 1996 due to an increase in the accrual for closure costs related to a landfill previously operated by Mac Sanitary Land Fill, Inc., a subsidiary of the Company. The Company incurred higher than anticipated engineering and testing costs in order to respond to inquiries from environmental regulators.

      The consolidated gain (loss) on sale of property for the year ended December 31, 1997 includes a loss of $64,000 with respect to the sale in May 1997 of approximately 95 acres of property held for sale with a book value of approximately $773,000 for net proceeds after expenses of approximately $709,000. The gain (loss) on sale of property reported for the years ended December 31, 1997 and 1996 includes $32,000 and $25,000 respectively, of deferred income associated with a 1992 installment sale of real property.

      Miscellaneous income (expense) for the year ended December 31, 1997 includes a charge to income of $480,000 in recognition of the payment made to the plaintiffs in certain litigation settled in December 1997 related to the allocation of costs of remediation of the Kin-Buc Landfill. Miscellaneous income (expense) for 1997 also includes a charge to income of $40,000 for reimbursement of legal fees incurred by a former principal shareholder, director and officer of the Company in connection with litigation related to the Kin-Buc Landfill. See Note 15 to the Company's Consolidated Financial Statements for further discussion of these issues.

      The consolidated income from operations before income taxes was $7,242,000 for the year ended December 31, 1997, compared to a loss before income tax credits and extraordinary item of $2,757,000 for last year.

INCOME TAXES

      Income tax expense for the year ended December 31, 1997 equalled $1,322,000, versus a $2,000 credit for 1996. As discussed below (see Liquidity and Capital Resources - Taxes), the Company filed a petition with the Tax Court to contest certain adjustments asserted in a deficiency notice issued by the Internal Revenue Service (the "Service") as a result of the Service's audit of the Company's federal tax returns for the years 1982 through 1988. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONT'D

=================================================================

Service also conducted an audit of the Company's 1989-91 federal tax returns, which resulted in the challenge of a number of deductions claimed by the Company. Income tax expense for 1997 includes $1,458,000 for federal taxes which result from the acceptance of a partial settlement of certain adjustments asserted by the Service (see Note 9 to the Company's Consolidated Financial Statements).

EXTRAORDINARY CHARGE

      On March 1, 1996 the Company sold all of the issued and outstanding stock of Hunt Valve Company, Inc. ("Hunt") to ValveCo Inc. Upon consummation of the sale, a portion of Hunt's funded debt was extinguished resulting in a write-off of approximately $775,000 of unamortized debt issuance costs and debt discounts. Pursuant to Securities and Exchange Commission policy, $512,000 ($775,000 less income taxes of $263,000) was reported as an extraordinary loss in the period ended March 31, 1996 when such debt was deemed to have been extinguished. The Company recognized a loss on the sale in its consolidated statement of operations for 1995.

NET LOSS

      Net income for the year ended December 31, 1997 was $5,920,000, or $2.09 per share, compared to a net loss of $3,267,000, or $1.15 per share, for the year ended December 31, 1996.


LIQUIDITY AND CAPITAL RESOURCES

GENERAL

      Net cash used in operating activities for the year ended December 31, 1997 decreased to a net use of $2,299,000 from a use of $2,501,000 when compared to last year. Net cash provided by investing activities decreased this year to $2,366,000 from $2,751,000 due primarily to the inclusion in 1996 of $4,005,000 in proceeds from the sale of Hunt. The use of cash in financing activities decreased from $410,000 to $16,000 for the period compared to last year, due primarily to the maturity of a long term debt instrument in 1996. Funds held by the Company in the form of cash and cash equivalents increased as of December 31, 1997 to $311,000 from $260,000. The sum of cash, cash equivalents and marketable securities as of December 31, 1997 decreased to $2,921,000 from $4,043,000 when compared to last year.

      Working capital deficit was $(1.2) million and the ratio of current assets to current liabilities was .7 to 1 as of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONT'D

=================================================================

December 31, 1997, compared to working capital of $2.4 million and a ratio of
2.0 to 1 at December 31, 1996.

      The Company faces significant short-term and long-term cash requirements for (i) federal and state income tax obligations discussed below and in the notes to the Company's consolidated financial statements for the year ended December 31, 1997, most of which will become due following the conclusion of litigation or a settlement with the Internal Revenue Service (the "Service") of the Company's tax liability for the years 1980 through 1991, (ii) funding its professional and administrative costs, and (iii) funding remediation costs associated with sites of past operations. In addition, the Company's past participation in the waste handling and disposal industries subjects the Company to future events or changes in environmental laws or regulations, which cannot be predicted at this time, which could result in material increases in remediation and closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

      Although the Company has completed the sale of two business segments, one in each 1995 and 1996, and continues to pursue the sale of property held for sale and claims against insurance carriers for recoveries of past remediation costs, no assurance can be given that the timing and amount of the proceeds from such sources will be sufficient to meet the capital requirements of the Company as they come due. In addition, the Company cannot ascertain whether its remaining operations and funding sources will be adequate to satisfy its future capital requirements, including its anticipated tax liabilities. In the event of an unfavorable resolution of the tax and insurance litigation, or the proceeds of asset sales are insufficient to meet the Company's future capital requirements, including its tax liabilities, then, if other alternatives are unavailable at that time, the Company will be forced to consider a plan of liquidation of its remaining assets, whether through bankruptcy proceedings or otherwise.

TAXES

      As discussed in greater detail below, the Company is currently litigating with the Service in Tax Court over its tax liability for taxable years 1980-88. Certain issues from taxable years 1989-91 are also part of the Tax Court litigation because losses from those years were carried back to 1988. The Company estimates that after taking into account partial settlements that have been reached through January 22, 1998 of all but one of the adjustments asserted by the Service, and taking into account available net operating losses and tax credits as of December 31, 1997, approximately $3.5 million of federal income tax and $127,000 of state income tax and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONT'D

=================================================================

$7.9 million of federal interest, calculated through December 31, 1997, would be owed if the Company were unsuccessful in its defense of the remaining unsettled issue in the Tax Court litigation. (The tax liability estimates presented herein exclude penalties. The Service has conceded all of the penalties that it had asserted in the Tax Court litigation, but state tax authorities may assert that penalties are due.)

      In 1991, the Service asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. In 1994, the Company filed a petition with the Tax Court contesting many of the adjustments asserted in the deficiency notice. On June 5, 1995, August 14, 1995, March 7, 1996, July 31, 1996 and January 22, 1998, respectively, the Company and the Service executed a stipulation of partial settlement, first, second and third revised stipulations for partial settlement, and a supplement to the third revised stipulation of settlement. These partial settlements resolved all but one of the adjustments asserted in the deficiency notice.

      Taking into account the settlements to date, the Company has accepted approximately $5.9 million of the $33.3 million of total adjustments to income asserted by the Service for the 1980-88 period. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in Tax Court. The Service has conceded adjustments totalling $26.7 million of taxable income and $2.5 million of penalties, leaving only one issue, involving several taxable years, unresolved from the 1980-88 period. The Company cannot predict the outcome of further settlement negotiations or litigation with the Service over the one remaining issue.

      All of the adjustments from the 1989-91 period were settled in the revised stipulations of partial settlement, except for the adjustment relating to computer equipment acquired in 1989 (see Note 6 to the Company's Consolidated Financial Statements). The computer leasing issue was settled in the supplement to the third stipulation of settlement that was executed on January 22, 1998. The computer equipment issue was resolved by the Company agreeing to the disallowance of approximately $3.8 million of deductions for

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONT'D

=================================================================

1989 and no other adjustments to deductions or income in respect of the computer equipment transaction for 1989 or subsequent years.

      The Company has net operating loss and tax credit carryforwards that will partly offset the tax liability resulting from the settled adjustments to taxable income. Taking into account such carryforwards, the estimated federal income tax and interest that is owed on account of the settlements reached to date is approximately $4,065,000, with interest through December 31, 1997 ($1,812,000 of taxes and $2,253,000 of interest). The settlements also will result in approximately $237,000 of state income tax (not including penalties and penalty interest that may be assessed) $110,000 of which was paid to one state during the second quarter of 1996. This state had a tax amnesty program in effect pursuant to which all interest and penalties for back taxes were waived upon payment of the tax liability. In conjunction with the $110,000 payment, the Company reversed approximately $240,000 of interest that was previously accrued on the $110,000 tax liability. Payment of the federal tax liability and the remaining state tax liability from both the settled issues and the remaining unsettled issue will be due after the conclusion of the Tax Court case. The above $4.1 million estimated tax liability to be paid at that time (plus additional interest from January 1998 forward) exceeds the Company's current liquid assets (i.e., cash and marketable securities).

      The remaining issue in the case relates to the timing of significant deductions that were taken by the Company for certain landfill closing costs in several taxable years from the 1980-88 period. The incremental amount of federal income tax and interest that the Company would owe if it were unsuccessful in its defense of this issue from the 1980-88 period is approximately $1.7 million of federal income taxes and $5.6 million of interest, calculated through December 31, 1997. (This is in addition to the tax of $1.8 million and interest of $2.2 million, discussed above, that the Company owes as a result of the partial settlements entered into to date.) No additional state income tax or interest is anticipated on account of the remaining unsettled issue.

REMEDIATION AND CLOSURE COSTS

      As of December 31, 1997, the Company has accrued $11.1 million for its estimated share of remediation and closure costs related to the Company's former landfill and waste handling operations. Approximately $9.1 million is held in trust and maintained by trustees for the post-closure activities of one site located in Deptford, New Jersey (see Note 11 to the Company's Consolidated Financial Statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONT'D

=================================================================

      On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill and substantially relieved the Company from future obligation with respect to the site (see Notes 11 and 15 to the Company's Consolidated Financial Statements). The Company and other responsible parties have been remediating the Kin-Buc Landfill, located in Edison, New Jersey, under an Amended Unilateral Administrative Order issued by the United States Environmental Protection Agency ("EPA") in September 1990. In November 1992, EPA issued an Administrative Order for the remediation of certain areas neighboring the Kin-Buc Landfill. The Company initiated a suit in 1990 against generators and transporters of waste deposited at a site with the intent of obtaining contribution toward the cost of remediation.

      The Company carried an accrued remediation liability of approximately $10 million related to the Kin-Buc Landfill, essentially all of which has been reversed as a result of the settlements described above. The Company recognized income in an amount equal to the reduction of such accrued remediation liability in the year ended December 31, 1997.

      The substantial expense of the Company's prosecution and defense of claims in the litigation relating to the Kin-Buc Landfill as well as the substantial expense of the Company's efforts in respect to the settlements described above, which the Company has incurred through 1997, will no longer be borne by the Company. There may be some continuing expenses in respect of the Kin-Buc Landfill, but not of the magnitude experienced in the past.

ASSETS HELD FOR SALE/CLAIMS FOR PAST REMEDIATION COSTS

      Assets held for sale consist of real estate and certain equipment remaining from the alkali products segment which are carried at a cost of $1,581,000 and $1,724,000 as of December 31, 1997 and 1996, respectively. The real estate included in this category as of December 31, 1997 consists of approximately 430 acres located in Deptford, N.J. (including approximately 100 acres upon which the landfill owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. is situated) and approximately two acres located in Readington Township, N.J. The Company is actively pursuing the disposition of such properties. However, based upon market conditions for real estate of this type the Company is unable to determine when such sales will ultimately be consummated.

      During the fourth quarter of 1997 the Company charged $33,000 to operations to reduce the carrying value of the Readington Township, N.J. property to $268,000, which represents proceeds

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS, CONT'D

=================================================================

received by the Company from the March 1998 sale of such property.

      In 1995, the Company commenced suit to obtain indemnification from its excess insurers during the period 1965 through 1986 against costs incurred in connection with the remediation of the Kin-Buc Landfill, a site located in Piscataway, N.J., and for the defense of litigation related thereto. The defendant insurers, which include various London and London Market insurance companies, First State Insurance Company and International Insurance Company, have answered the complaint against them and discovery is proceeding. All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. They also cover companies presently or formerly owned or controlled by a former principal shareholder, director and officer of the Company (see Note 15 to the Company's Consolidated Financial Statements).

      The Company can not assure that the timing and amount of the net proceeds from the sale of such assets held for sale and the successful litigation or settlement of the insurance claims will be sufficient to meet the capital requirements of the Company discussed above.

TRANSTECH INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(IN $000'S)

=======================================================================
 December 31,                                        1997          1996
=======================================================================
                                         ASSETS
-----------------------------------------------------------------------
 CURRENT ASSETS
  Cash and cash equivalents                      $    311      $    260
  Marketable securities                             2,610         3,783
  Accounts and notes receivable
    (net of allowance for doubtful
    accounts of $15 and $16, respectively)            125           318
  Deferred income taxes                                30            44
  Prepaid expenses and other                          331           439
-----------------------------------------------------------------------
    Total current assets                            3,407         4,844
-----------------------------------------------------------------------
 PROPERTY, PLANT AND EQUIPMENT
  Land                                                 -            799
  Buildings and improvements                           -            339
  Machinery and equipment                           2,892         2,992
-----------------------------------------------------------------------
                                                    2,892         4,130
  Less accumulated depreciation                     2,742         3,190
-----------------------------------------------------------------------
    Net property, plant and equipment                 150           940
-----------------------------------------------------------------------
 OTHER ASSETS
  Notes receivable                                    178           284
  Investment in leveraged lease                        -             41
  Assets held for sale                              1,581         1,724
  Receivable/Clay deposits                            530           577
  Escrowed funds from sale of subsidiary              817           777
  Deferred income taxes                               302           320
  Other                                                33            60
-----------------------------------------------------------------------
    Total other assets                              3,441         3,783
-----------------------------------------------------------------------
  TOTAL ASSETS                                   $  6,998      $  9,567
=======================================================================












               See Accompanying Notes to Consolidated Financial Statements

TRANSTECH INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS, CONT'D
(IN $000'S)

=======================================================================
 December 31,                                        1997          1996
=======================================================================
                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
-----------------------------------------------------------------------
 CURRENT LIABILITIES
  Current portion of long-term debt              $     22      $     18
  Accounts payable                                    256           215
  Accrued income taxes                              4,192         2,048
  Accrued miscellaneous expenses                      157           164
-----------------------------------------------------------------------
    Total current liabilities                       4,627         2,445
-----------------------------------------------------------------------
 LONG-TERM DEBT                                        38            48
-----------------------------------------------------------------------
 ACCRUED REMEDIATION AND CLOSURE COSTS              2,135        12,817
-----------------------------------------------------------------------
 STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock, $.50 par value,
    10,000,000 shares authorized:
    4,714,840 shares issued                         2,357         2,357
  Additional paid-in capital                        1,516         1,516
  Retained earnings                                 7,305         1,385
  Net unrealized gains on marketable
    securities                                         34            13
-----------------------------------------------------------------------
    Sub-Total                                      11,212         5,271
 Treasury stock, at cost - 1,885,750 shares       (11,014)      (11,014)
-----------------------------------------------------------------------
    Total stockholders' equity (deficit)              198        (5,743)
-----------------------------------------------------------------------
 TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY (DEFICIT)               $  6,998      $  9,567
=======================================================================















               See Accompanying Notes to Consolidated Financial Statements

TRANSTECH INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN $000'S)

=======================================================================
 Years ended December 31,                            1997          1996
-----------------------------------------------------------------------
 OPERATING REVENUES                              $    559      $    363
-----------------------------------------------------------------------
 COST OF OPERATIONS
   Direct operating costs                             502           299
   Selling, general and
     administrative expenses                        2,359         2,349
-----------------------------------------------------------------------
   Total cost of operations                         2,861         2,648
-----------------------------------------------------------------------
 OPERATING INCOME (LOSS)                           (2,302)       (2,285)
-----------------------------------------------------------------------
 OTHER INCOME (EXPENSE)
   Investment income (loss)                           285           345
   Interest expense                                    (6)          (33)
   Interest (expense) credit - income
     taxes payable                                   (860)           76
   Gain (loss) from sale of securities                 -            183
   Gain (loss) sale/disposal of property
     and equipment                                    (34)           25
   Income from (writedown of) investment in
     computer equipment                                12           (37)
   Writedown of assets held for sale                  (33)         (671)
   Writedown of clay deposits                         (47)         (500)
   Remediation accrual reversal                    10,672            -
   Closure costs                                       -            (11)
   Miscellaneous income (expense)                    (445)          151
-----------------------------------------------------------------------
   Total other income (expense)                     9,544          (472)
-----------------------------------------------------------------------
 INCOME (LOSS) BEFORE INCOME TAXES (CREDIT)
   AND EXTRAORDINARY ITEM                           7,242        (2,757)
-----------------------------------------------------------------------
 Income Taxes (Credit)                              1,322            (2)
-----------------------------------------------------------------------
 INCOME (LOSS) BEFORE EXTRAORDINARY ITEM            5,920        (2,755)
-----------------------------------------------------------------------
 EXTRAORDINARY CHARGE ON ELIMINATION OF DEBT,
   NET OF TAXES                                        -           (512)
-----------------------------------------------------------------------
 NET INCOME (LOSS)                               $  5,920      $ (3,267)
=======================================================================







               See Accompanying Notes to Consolidated Financial Statements

TRANSTECH INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, CONT'D
(IN $000'S, EXCEPT PER SHARE DATA)
=======================================================================
 Years ended December 31,                            1997          1996
=======================================================================

 BASIC NET INCOME (LOSS) PER COMMON SHARE:

 INCOME (LOSS) BEFORE EXTRAORDINARY ITEM           $ 2.09       $ (.97)
-----------------------------------------------------------------------
 EXTRAORDINARY CHARGE                                  -          (.18)
-----------------------------------------------------------------------
 NET INCOME (LOSS) PER COMMON SHARE                $ 2.09       $(1.15)
=======================================================================
 WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING                                 2,829,190     2,829,090
=======================================================================




               See Accompanying Notes to Consolidated Financial Statements

TRANSTECH INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
(IN $000'S)

=======================================================================
 Years ended December 31,                            1997          1996
=======================================================================
 COMMON STOCK
-----------------------------------------------------------------------
  Balance at December 31                         $  2,357      $  2,357
-----------------------------------------------------------------------
 ADDITIONAL PAID-IN CAPITAL
-----------------------------------------------------------------------
  Balance at December 31                            1,516         1,516
-----------------------------------------------------------------------
 RETAINED EARNINGS
  Balance at January 1                              1,385         4,652
  Net income (loss)                                 5,920        (3,267)
-----------------------------------------------------------------------
  Balance at December 31                            7,305         1,385
-----------------------------------------------------------------------
 NET UNREALIZED GAINS ON MARKETABLE
  SECURITIES
  Balance at January 1                                 13            95
  Valuation adjustments                                31          (124)
  Provision for taxes                                 (10)           42
-----------------------------------------------------------------------
  Balance at December 31                               34            13
-----------------------------------------------------------------------
 TREASURY STOCK
-----------------------------------------------------------------------
  Balance at December 31                          (11,014)      (11,014)
-----------------------------------------------------------------------
 TOTAL STOCKHOLDERS' EQUITY (DEFICIT)            $    198      $ (5,743)
=======================================================================



















               See Accompanying Notes to Consolidated Financial Statements

TRANSTECH INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN $000'S)

========================================================================
 Years ended December 31,                            1997          1996
========================================================================
 INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS
------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
   Cash received from customers                  $    502      $    349
   Cash paid to suppliers and
     employees                                     (2,603)       (3,037)
   Interest and dividends received                    269           267
   Other income received                               73           152
   Other expenses paid                               (518)           -
   Interest paid                                       (6)          (51)
   Income tax paid                                    (16)         (181)
------------------------------------------------------------------------
     Net cash provided by (used in)
       operating activities                        (2,299)       (2,501)
------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of marketable
     securities                                     4,205         3,254
   Purchase of marketable securities               (3,001)       (4,911)
   Collections on notes receivable                    320           402
   Proceeds from sale of property,
     plant and equipment                              865            33
   Purchase of property, plant
     and equipment                                    (90)          (68)
   Rent sharing payments
     from computer leases                              67            36
   Cash proceeds from sale of
     discontinued segment-net of
     transaction costs                                 -          4,005
------------------------------------------------------------------------
     Net cash provided by (used in)
       investing activities                         2,366         2,751
------------------------------------------------------------------------

TRANSTECH INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONT'D
(IN $000'S)

========================================================================
 Years ended December 31,                            1997          1996
========================================================================
 CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal payments on
     long-term debt                              $    (18)     $   (356)
   Proceeds from issuance of
     long-term debt                                    12            -
   Payment of landfill closing
     costs                                            (10)          (54)
------------------------------------------------------------------------
     Net cash provided by (used in)
       financing activities                           (16)         (410)
------------------------------------------------------------------------
 NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                51          (160)
 CASH AND CASH EQUIVALENTS AT
   BEGINNING OF YEAR                                  260           420
------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS AT
   END OF YEAR                                   $    311      $    260
========================================================================




























               See Accompanying Notes to Consolidated Financial Statements

TRANSTECH INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONT'D
(IN $000'S)

========================================================================
 Years ended December 31,                            1997          1996
========================================================================
 RECONCILIATION OF NET INCOME (LOSS)
   TO NET CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES:
 Net loss                                        $  5,920      $ (3,267)
 Adjustments to Reconcile Net Loss
   to Net Cash Provided by (Used
   in) Operating Activities:
    Extraordinary charge on elimination
      of debt                                          -            512
    Depreciation and amortization                      60            66
    (Gain) loss on sale of marketable
      securities                                       -           (183)
    (Gain) loss on sale of property,
      plant and equipment                              34           (25)
    Income from (writedown of) investment
      in leveraged lease                              (12)           37
    Writedown of assets
      held for sale                                    33           671
    Writedown of clay deposits                         47           500
    Remediation accrual reversal                  (10,672)           -
    Closure costs                                      -             11
    Increase (decrease) in
      deferred income taxes                            44          (365)
    (Increase) decrease in assets:
      Accounts and notes receivable                   (49)          (52)
      Prepaid expenses and other                       94           (84)
      Net assets of discontinued operations           (40)          (27)
      Other assets                                     27            -
    Increase (decrease) in liabilities:
      Accounts payable and accrued
        miscellaneous expenses                         93          (401)
      Accrued income taxes                          2,127           106
------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                          $ (2,299)     $ (2,501)
========================================================================












               See Accompanying Notes to Consolidated Financial Statements

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

=================================================================

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Principles of Consolidation:

           The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

      Cash and Cash Equivalents:

           The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 1997 and 1996, cash and cash equivalents includes interest-bearing cash equivalents of $117,000 and $48,000, respectively.

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

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Year 2000 Data Conversion:

           The Company does not anticipate any significant disruption to business operations due to Year 2000 software failures. The Company does not know the extent its customers' may be effected by such failures.

      Reclassifications:

           Certain reclassifications have been made to the 1996 financial statements in order to conform to the presentation followed in preparing the 1997 financial statements.

-----------------------------------------------------------------
NOTE 2 - GOING CONCERN UNCERTAINTY:

           The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses in each of the prior five years and it is anticipated that such operating losses will continue as general and administrative expenses are expected to exceed the Company's available earnings from its remaining operating businesses in the near-term. The Company has accrued $4,192,000 for taxes and interest relating to the settlement of all but one issue raised by the Internal
      Revenue Service resulting from audits of the Company's consolidated Federal income tax returns for the years 1980 through 1988. This estimated tax liability, which will be due upon settlement of the remaining contested  issue  (See  Notes 9 and 15),  exceeds  the  Company's  current financial resources. The Company is aggressively pursuing numerous alternatives to raise cash to fund this liability including:(i) the disposition of all of its non-operating assets held for sale (See Note 7);
      (ii) the collection of amounts due the Company; and,(iii) continuing legal claims against insurance carriers for recoveries of past remediation costs. To this end the Company has successfully completed the sale of its alkali products segment during 1995, the sale of its valve manufacturing operations during 1996, and certain property held for sale during 1997. However, the Company is currently unable to determine whether the timing and sufficiency of cash generated from these efforts will be sufficient to discharge their tax liability and other continuing operating liabilities as they come due. The

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      consolidated financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

-----------------------------------------------------------------
NOTE 3 - MARKETABLE SECURITIES:

           The Company classifies all equity securities and debt securities purchased with remaining maturities of less than two years as available-for-sale securities. Available-for- sale debt securities are carried at amortized cost, which approximates fair value because of their short term to maturity. At December 31, 1997 and 1996, available-for-sale debt securities consisted of $2,521,000 and $3,725,000, respectively, of U.S. Government Securities with maturities through April 1999 and October 1997, respectively. Available- for-sale equity securities are carried at fair value as determined by quoted market prices. The portfolio of available-for-sale equity securities had a cost of $38,000 and a market value of $89,000 as of December 31, 1997 and a cost of $38,000 and a market value of $58,000 as of December 31, 1996. The aggregate excess of fair value over cost of such securities as of December 31, 1997 and 1996 of $51,000 and $20,000, respectively, is presented less deferred income taxes of $17,000 and $7,000, respectively, and included as a separate component of stockholders' equity. The excess of fair value over cost consisted of gross unrealized gains of $70,000 and gross unrealized losses of $19,000 as of December 31, 1997 and gross unrealized gains of $36,000 and gross unrealized losses of $16,000 as of December 31, 1996. The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in income. Proceeds from sale of available-for- sale securities during the year ended December 31, 1997 and 1996 amounted to $4,205,000 and $3,254,000, respectively.
      Dividend and interest income is accrued as earned.

-----------------------------------------------------------------
NOTE 4 - DISCONTINUED OPERATIONS:

           On March 1, 1996, the Company's wholly-owned subsidiary, THV Acquisition Corp. ("THV"), sold all of the issued and outstanding stock of Hunt Valve Company, Inc. ("Hunt") to ValveCo, Inc. The Company reported a loss on the sale in its results for the year ended December 31, 1995.

          A portion of the net cash proceeds of the sale  ($750,000)  was placed
      in  an  interest   bearing   escrow   account  to  secure  the   Company's
      indemnification obligations to the purchaser under

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of (x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which Hunt was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. The escrowed funds, which together with $67,000 and $27,000 of accrued interest income through December 31, 1997 and 1996, respectively, are classified as long-term in the accompanying consolidated balance sheets.

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

           In 1997, the Company notified Hunt that, based upon the Company's review of Hunt's post-consolidation federal income tax return, the Company believes additional deductions regarding the write-off of certain financing costs should have been reflected in Hunt's reported net loss. Discussions regarding the appropriateness of such deductions are continuing.

           Upon consummation of the sale of Hunt, a portion of Hunt's funded debt was extinguished resulting in a write-off of approximately $775,000 of unamortized debt issuance costs and debt discounts. Pursuant to Securities and Exchange Commission policy, $512,000 ($775,000 less income taxes of $263,000) was reported as an extraordinary loss in the period ended March 31, 1996 when such debt was deemed to have been

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      extinguished.

           In connection with the sale, four individuals affiliated with the Company, namely the Company's President and Chairman of the Board of Directors, the Company's Vice President and Chief Financial Officer, who is also a member of the board, a director of Hunt and Hunt's President and Chief Operating Officer acquired 15% of the equity of ValveCo Inc. for $150,000. These four individuals also obtained options to acquire up to an additional 12.5% of the common stock of ValveCo Inc. pursuant to the exercise of performance and value-based options at an aggregate cost to such individuals of $2.3 million. In addition, the aforementioned directors and executive officers of the Company and/or Hunt were employed in various capacities by ValveCo Inc. and Hunt after the sale. The Company's President and Chairman of the Board of Directors resigned from his employment with ValveCo Inc. and Hunt effective January 1, 1997, but remains a director of Hunt. The Company's Vice President and Chief Financial Officer also resigned from his employment with ValveCo Inc.
      and Hunt effective January 1, 1997.

-----------------------------------------------------------------
NOTE 5 - NOTES RECEIVABLE:

      Notes receivable consist of the following (in $000's):

                                                 1997        1996
     7.25%  Installment  note  receivable
       from  sale of real  property  (net of
       deferred income of $209,000 and
       $242,000, respectively) (See Note 7)      $170        $210

     11.50% Installment note receivable from
       sale of equipment (net of allowance
       for uncollectible amounts
       of $267,000 and $200,000, respectively)     31          99

      9% Installment notes receivable
       from sale of subsidiaries                   -          249
                                                  ---         ---
     Total notes receivable                       201         558
       Less: Current portion                       23         274
                                                  ---         ---
     Long-term portion                           $178        $284
                                                  ===         ===



      At December 31, 1997 notes receivable mature as follows:

                         1999                    $147
                         2000                      -
                         2001 and thereafter       31
                                                 -----
                                                 $178

Transtech Industries, Inc.
Notes to Consolidated Financial Statements, cont'd

=================================================================



NOTE 6 - INVESTMENT IN LEVERAGED LEASE:

           The Company was the lessor of computer equipment pursuant to a leveraged lease agreement entered into in July 1989. This equipment was acquired at a cost of $35,864,000 and was subject to a Master Lease with an original term of 96 months and four user sub-leases with remaining terms of from one to seven months. The Company's equity investment, $2,596,000, represented 7.2% of the purchase price; the remaining 92.8%, or $33,268,000, was furnished by third-party financing in the form of long-term debt that provided for no recourse against the Company and was secured by a lien on the equipment.

           For federal income tax purposes, the Company had the benefit of tax deductions for depreciation on the entire leased asset and for interest on the long-term debt. Since, during the early years of the lease, those deductions exceeded the lease rental income, substantial excess deductions were available to be applied against the Company's other income. Beginning in 1994, rental income exceeded the depreciation and interest deductions resulting in taxable income. Deferred taxes are provided to reflect this reversal.

            The Master Lease also provided for the Company to share in the rentals paid by the end-users of the equipment to the Master Lessee beginning July 1994. Approximately $28,000 and $36,000 was received by the Company during 1997 and 1996, respectively, pursuant to such provision.

           During 1996, the Company determined that its estimates of future rentals and residual values of the computer equipment subject to this lease should be reduced to reflect current market values and lease rates. Accordingly, for the year ended December 31, 1996, the Company has recorded a charge to earnings and reduced its investment in the lease by $37,000 in recognition of a 19% reduction in estimated future shared rentals under the user leases and a 43% reduction in estimated residual values of the computer equipment at the termination of the Master Lease.

           The Master Lease terminated during July 1997 and all but one piece of equipment had been sold by the Company to the end-users. The market value of the remaining piece of

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      equipment is nominal. The Company reported income of $12,000 for the year ended December 31, 1997 in recognition of proceeds from the sale of equipment in excess of book value. As a result of adjustments to the carrying value of the computer equipment and the reversal of existing temporary differences, deferred federal income taxes relating to this leveraged lease were reduced by $1,171,000 and $2,123,000 in 1997 and 1996, respectively.

           The Company's net investment in the leveraged lease at December 31, 1996 was comprised of the following elements (in $000's):

                                                             1996

     Lease income (net of principal and
       interest on non-recourse debt)                     $    13
     Estimated residual value of leased
       assets                                                  28
     Investment in leveraged lease                             41
     Less:  Deferred taxes                                 (1,171)
                                                          --------
     Net investment in leveraged lease                    $(1,130)

           The Internal Revenue Service questioned the deductions claimed by the Company in connection with its investment in the computer equipment. This issue was settled in January 1998 (see Note 9 - Income Taxes, for further discussion of this matter).

----------------------------------------------------------------
NOTE 7 - ASSETS HELD FOR SALE:

           Assets held for sale consist of real estate and certain equipment remaining from the alkali products segment which are carried at a cost of $1,581,000 and $1,724,000 as of December 31, 1997 and 1996, respectively.
      The real estate included in this category as of December 31, 1997 consists of approximately 430 acres located in Deptford, N.J. (including approximately 100 acres upon which the landfill, owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. is situated) and approximately 2 acres located in Readington Township, N.J. As of December 31, 1996 this category included 213 acres in Deptford, NJ. and the Readington Township, N.J. property. The Company is actively pursuing the disposition of such properties. However, based upon market conditions for real estate of this type the Company is unable to determine when such sales will ultimately be consummated.

         During March 1997 the Company sold approximately 12 acres of property located in Deptford, N.J. classified as assets

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      held for sale for net proceeds after expenses totalling $149,000. No gain or loss has been reported related to the sale since the proceeds approximated the carrying value of the property.

           In May 1997 the Company sold approximately 95 acres of property also located in Deptford, N.J. classified as assets held for sale with a book value of approximately $773,000 for net proceeds after expenses of approximately $709,000. The Company reported a loss of $64,000 with respect to this transaction in the period ended June 30, 1997.

           During the fourth quarter of 1997 the Company charged $33,000 to operations to reduce the carrying value of the Readington Township, N.J. property to $268,000, which represents proceeds received by the Company from the March 1998 sale of the property.

           During 1996, the Company charged $671,000 to operations to reduce the carrying value of real estate held for sale to amounts which approximate current net realizable values. Estimates of net realizable values were based upon current indications of value received from professional real estate brokers and certain offers received from potential purchasers of such property.

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

           The Company recognized $32,000 of income from this transaction for each of the years ended December 31, 1997 and 1996, and has deferred income of $209,000 and $242,000 as of December 31, 1997 and 1996,
      respectively, which will be recognized under the installment method. The deferred income has been netted against the gross value of the notes receivable for financial reporting purposes.

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================



----------------------------------------------------------------
NOTE 8 - RECEIVABLE/CLAY DEPOSITS:

           In 1988, Kin-Buc, Inc., a wholly-owned subsidiary of the Company ("Kin-Buc") purchased 150,000 cubic yards of clay for use in the closure of the landfill site it owned and operated in Edison, N.J. (the "Kin-Buc Landfill") for $1.2 million from Inmar Associates, Inc. ("Inmar"), a corporation owned and controlled by Marvin H. Mahan, a former principal shareholder, director and officer of the Company, and applied this amount against its accrual for remediation and closure costs. In 1992, the Company reclassified approximately $1,077,000 of this accrual, representing the cost of the clay not required for such closure, to other long-term assets, recognizing the Company's plan to market the clay to third parties. Pursuant to the agreement for the purchase of the clay, Kin-Buc is entitled to a refund of the purchase price of clay it is unable to mine or can not use. In August 1996, the Company learned that Inmar intended to obtain relief from a 1983 order of the Superior Court, Morris County, New Jersey ("Superior Court") prohibiting the sale of its land, and in October 1996, the Company learned that Inmar had contracted to sell a substantial portion of its land, upon which a substantial amount of the clay is situated, to Edison Expansion, Inc. ("Expansion"). In November 1996, Kin-Buc brought suit entitled KIN-BUC, INC., V. INMAR ASSOCIATES, INC. AND EDISON EXPANSION, INC. in Superior Court against Inmar and Expansion for, among other things, a declaratory judgment that Kin-Buc's rights in the clay would survive a sale of the land to Expansion and, alternatively, a money judgment against Inmar. Kin-Buc also filed a lis pendens against the Inmar property. In December 1996, Expansion sought and obtained a discharge of the lis pendens and a closing of the sale to Expansion took place in January 1997.

           In accordance with a Court order entered in another Inmar matter, the net proceeds of the sale, totalling approximately $530,000, were to be deposited with the Court to secure any payment of costs of remediation of a Carlstadt, New Jersey Superfund Site for which Inmar or Marvin H. Mahan is held liable. The order permitted Inmar to apply to the Court for permission to withdraw proceeds for other purposes. In March 1997, the Court denied Kin-Buc's request that the proceeds be dedicated to the payment of whatever money judgement Kin-Buc might obtain against Inmar, but agreed that Kin-Buc could reapply for such relief when and if it obtained such a judgment. In June 1997, Kin-Buc requested the entry of a default judgment against Inmar for its failure to answer Kin-

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      Buc's complaint and in August, Kin-Buc obtained such a judgment in the amount of approximately $1.1 million.

            Separately, in October 1997, the Court granted summary judgment to Expansion, dismissing Kin-Buc's suit for a declaratory judgment that Kin Buc's rights to the clay survived the sale of the land to Expansion. Kin-Buc has not appealed this decision. Absent Kin-Buc's rights to the clay, there is substantial uncertainty that Inmar is financially capable of responding to the foregoing judgment and there is no assurance that Kin-Buc will be permitted to draw against all or any portion of the deposit with the Court. The Company is engaged in negotiations with Inmar on matters related to the settlement of pending litigation, including the above mentioned proceeding (see Note 15).

           During the fourth quarters of 1997 and 1996, the Company charged $47,000 and $500,000, respectively, to operations to reduce the carrying value of this asset to management's best estimate of the values it may ultimately realize from resolution of these matters, considering the amount of the proceeds held by the Superior Court and assuming the Company will be able to recover such proceeds. There is no assurance that Kin-Buc will be permitted to draw against the proceeds in the Superior Court.

-----------------------------------------------------------------
NOTE 9 - INCOME TAXES:

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

           The provision (credit) for income taxes consists of the following (in $000's):

                                                     1997        1996
            Provision for operations
             Currently payable (refundable):
                Federal                            $ (160)     $  357
                State                                   2           3
                                                    -----       -----
                                                     (158)        360
              Deferred:
                Federal                                25        (361)

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

                State                                  (3)         (1)
                                                    -----       -----
                                                       22        (362)
                                                    -----       -----
              Total income tax
                provision (credit)                   (136)         (2)
                                                    -----       -----

            Provision for tax audits
             Currently payable:
                Federal                             1,458          -
                State                                  -           -
                                                    -----       ----
                                                    1,458          -
              Deferred:
                Federal                                -           -
                                                    -----       ----

              Total provision for tax audits        1,458          -
                                                    -----       ----
            Total income tax provision
            (credit)                               $1,322      $   (2)
                                                    =====       =====

           Deferred tax expense
            results from  temporary
            differences as follows
            (in $000's):


                                                     1997        1996
            Excess of tax over book
              (book over tax) depreciation        $   (23)    $     3
            Investment in leveraged lease          (1,481)     (2,692)
            Change in valuation allowance          (4,230)      1,245
            Non-deductible accruals                     1          38
            Net operating loss carryforwards          940         387
            Alternative minimum tax (credit)           -        1,147
            Non-deductible impairment losses          241        (504)
            Deferred gain - installment sale           (9)         (8)
            Remediation and closure costs           4,579          22
            Other                                       4           -
                                                    -----       -----
                                                  $    22     $  (362)
                                                    =====       =====

           Deferred  tax assets and
            liabilities  at December  31, 1997
            and 1996 were comprised of
            the following (in $000's):


                                                     1997        1996
            Deferred tax assets
              Remediation and closure costs       $    -      $ 4,579
              Non-deductible impairment losses        262         504
              Non-deductible accruals                  45          46
              Allowance for doubtful accounts           8           9
              Depreciation                             12           -
              State net operating loss
                carryforwards                       1,409       2,349
                                                    -----       -----
              Subtotal                              1,736       7,487
              Valuation allowance for deferred
                tax assets                         (1,351)     (5,581)
                                                    -----       -----
              Total                                   385       1,906
                                                    -----       -----

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================


            Deferred tax liabilities
              Leveraged lease                          -       (1,481)
              Depreciation                             -          (11)
              Unrealized appreciation of
                equity securities                     (21)         (9)
              Installment sales                       (32)        (41)
                                                    -----       -----
              Total                                   (53)     (1,542)
                                                    -----       -----
            Net deferred tax asset (liability)    $   332    $    364
                                                    =====       =====

      Included in the accompanying balance sheet as:

            Current deferred tax asset            $    30     $    44
            Non-current deferred tax
              asset (liability)                       302         320
                                                    -----       -----
                                                  $   332     $   364
                                                    =====       =====

           The Company has recorded valuation allowances of $1,351,000 and $5,581,000 as of December 31, 1997 and 1996, respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

           The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss) before tax by the applicable statutory U.S. federal income tax rate (in $000's):

                                                     1996        1995
           Tax expense (credit) computed
             by applying U.S. federal
             income tax rate to income (loss)
             before income taxes (credits)          $2,354      $(938)
           Increases (reductions) in taxes
           resulting from:
           State income taxes (credit) net
             of federal income tax benefit              -           1
           Change in federal deferred
             tax valuation allowance                (2,489)       936
           Corporate dividends
             received deduction                         -          (1)
           Other                                        (1)        -
                                                     -----      ----
                                                    $ (136)    $   (2)
                                                     =====      =====

      As discussed in greater detail below, the Company is currently litigating with the Internal Revenue Service (the "Service") in Tax Court over its tax liability for taxable years 1980-88. Certain issues from taxable years 1989-91 are also part of the Tax Court

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

litigation because losses from those years were carried back to 1988. The Company estimates that after taking into account partial settlements that have been reached through January 22, 1998 of all but one of the adjustments asserted by the Service, and taking into account available net operating losses and tax credits as of December 31, 1997, approximately $3.5 million of federal income tax and $127,000 of state income tax and $7.9 million of federal interest, calculated through December 31, 1997, would be owed if the Company were unsuccessful in its defense of the remaining unsettled issue in the Tax Court litigation. (The tax liability estimates presented herein exclude penalties. The Service has conceded all of the penalties that it had asserted in the Tax Court litigation, but state tax authorities may assert that penalties are due.)

      In 1991, the Service asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. In 1994, the Company filed a petition with the Tax Court contesting many of the adjustments asserted in the deficiency notice. On June 5, 1995, August 14, 1995, March 7, 1996, July 31, 1996 and January 22, 1998, respectively, the Company and the Service executed a stipulation of partial settlement, first, second and third revised stipulations for partial settlement, and a supplement to the third revised stipulation of settlement. These partial settlements resolved all but one of the adjustments asserted in the deficiency notice.

      Taking into account the settlements to date, the Company has accepted approximately $5.9 million of the $33.3 million of total adjustments to income asserted by the Service for the 1980-88 period. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in Tax Court. The Service has conceded adjustments totalling $26.7 million of taxable income and $2.5 million of penalties, leaving only one issue, involving several taxable years, unresolved from the 1980-88 period. The Company cannot predict the outcome of further settlement negotiations or litigation with the Service over the one remaining issue.

      All of the adjustments from the 1989-91 period were settled in

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

the revised stipulations of partial settlement, except for the adjustment relating to computer equipment acquired in 1989 (see Note 6 to the Company's Consolidated Financial Statements). The computer leasing issue was settled in the supplement to the third stipulation of settlement that was executed on January 22, 1998. The computer equipment issue was resolved by the Company agreeing to the disallowance of approximately $3.8 million of deductions for 1989 and no other adjustments to deductions or income in respect of the computer equipment transaction for 1989 or subsequent years.

      The Company has net operating loss and tax credit carryforwards that will partly offset the tax liability resulting from the settled adjustments to taxable income. Taking into account such carryforwards, the estimated federal income tax and interest that is owed on account of the settlements reached to date is approximately $4,065,000, with interest through December 31, 1997 ($1,812,000 of taxes and $2,253,000 of interest). The settlements also will result in approximately $237,000 of state income tax (not including penalties and penalty interest that may be assessed) $110,000 of which was paid to one state during the second quarter of 1996. This state had a tax amnesty program in effect pursuant to which all interest and penalties for back taxes was waived upon payment of the tax liability. In conjunction with the $110,000 payment, the Company reversed approximately $240,000 of interest that was previously accrued on the $110,000 tax liability. Payment of the federal tax liability and the remaining state tax liability from both the settled issues and the remaining unsettled issue will be due after the conclusion of the Tax Court case. The above $4.1 million estimated tax liability to be paid at that time (plus additional interest from January 1998 forward) exceeds the Company's current liquid assets (i.e., cash and marketable securities).

      The remaining issue in the case relates to the timing of significant deductions that were taken by the Company for certain landfill closing costs in several taxable years from the 1980-88 period. The unsuccessful defense of this issue would have a material adverse impact on the financial position, results of operations and net cash flow of the Company. The incremental amount of federal income tax and interest that the Company would owe if it were unsuccessful in its defense of this issue from the 1980-88 period is approximately $1.7 million of federal income taxes and $5.6 million of interest, calculated through December 31, 1997. (This is in addition to the tax of $1.8 million and interest of $2.2 million, discussed above, that the Company owes as a result of the partial settlements entered into to date.) No additional state income tax or interest is anticipated on account of the remaining unsettled issue.

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

-----------------------------------------------------------------
NOTE 10 - LONG-TERM DEBT:

      Long-term debt consists of the following (in $000's):

                                                     1997        1996
            10.5%  mortgage  note,
            due in monthly  installments,
            through April 2000, secured by
            certain land and buildings held
            for sale, carried at a cost
            of $358,000                              $ 28        $ 38

            Other obligations                          32          28
                                                      ---         ---
            Total debt                                 60          66
                Less: Current portion                  22          18
                                                      ---         ---
            Long-term portion                        $ 38        $ 48
                                                      ===         ===

      Maturities

           At December 31, 1997, long-term debt matures as follows (in $000's):

                     1999                  $ 24
                     2000                     9
                     2001                     3
                     2002                     2
                                            ---
                                           $ 38

-----------------------------------------------------------------
NOTE 11  - REMEDIATION AND CLOSURE COSTS:

           The Company's accruals for closure and remediation activities equal the present value of its allocable share of the estimated future costs related to a site less funds held in trust for such purposes. The costs of litigation associated with a site are expensed as incurred. The Company has accrued remediation and closure costs for the following sites (in $000's):

                                                     1997        1996

            Kin-Buc landfill                      $    -      $10,672
            Kinsley's landfill                      2,004       2,003
            Mac Sanitary landfill                     131         142
                                                   ------      ------
            Total                                 $ 2,135     $12,817
                                                   ======      ======

           Cash  and  securities   held  in  certain  trusts  for  post  closure
      activities at Kinsley's landfill have been netted against the accrual for presentation in the Company's balance sheet.

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================


           On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill operated in Edison, New Jersey by Kin-Buc and substantially relieved the Company from future obligation with respect to the site (see Note 15).

           The Kin-Buc  Landfill  ceased  operations  in 1977.  Remediation  and closure activities continue at the Kin-Buc Landfill pursuant to the provisions of an Amended Administrative Order issued by the United States Environmental Protection Agency (the "EPA") to the Company and other respondents, including SCA Services, Inc. ("SCA"), an unaffiliated company, in September 1990 (the "1990 Order"). In November 1992, EPA issued an Administrative Order to the Company, SCA and other respondents for the remediation of certain areas neighboring the Kin-Buc Landfill (the "1992 Order"). Each respondent to these orders is jointly and severally liable thereunder.

           In 1986, Transtech, Kin-Buc, Filcrest Realty, Inc. (a wholly owned subsidiary of Transtech ("Filcrest")) and Inmar (together the "Transtech Group"), and SCA and certain subsidiaries and affiliates of SCA (the "SCA Group") entered into an agreement in settlement of litigation among themselves regarding the sharing of the remediation and closure costs of the Kin-Buc Landfill, whereby 75% of such costs would be borne by the Transtech Group and 25% by the SCA Group (the "1986 Agreement"). The parties also agreed to establish and fund a trust for the payment of these costs (the "1986 Trust").

           Both the 1990 Order and the 1992 Order required the Company, SCA and the other respondents to submit financial assurance to the EPA that all of the remediation required under those orders would be completed. In November 1990 the Company entered into an agreement with SCA whereby SCA submitted the guaranty by Waste Management, Inc. ("WMI") (formerly known as WMX Technologies, Inc.), its indirect corporate parent, of all of SCA's and the Company's obligations under the 1990 Order. In 1992, SCA submitted a revised guaranty by WMI to encompass SCA's and the Company's obligations under the 1992 Order, based upon an estimated aggregate remediation project cost of $99.8 million.

           In 1990, the Company commenced a suit in the United States District Court for the District of New Jersey entitled
      TRANSTECH INDUSTRIES, INC. ET AL. V. A&Z SEPTIC CLEAN ET AL. against generators and transporters of hazardous waste disposed of at the Landfill (the "PRPs") for contribution

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      towards the cost of remediating the Landfill. In 1991, 1992 and 1993, the Transtech Group, the SCA Group and WMI presented settlement proposals to the PRPs believed to be responsible, individually, for no more than 1% of the non-municipal waste disposed of at the Landfill ( the "De Minimis PRPs"). These settlements ultimately resulted in a contribution by certain De Minimis PRPs of approximately $10 million towards the cost of remediating the Landfill.

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

           The execution of the contracts between SCA and the contractors did not relieve the Company of liability for such costs due to its obligations under the 1986 Agreement. In August 1993, the Company filed a demand for arbitration seeking rescission or reformation of the 1986 Agreement and reimbursement of overpayments. During March 1995, the SCA Group filed a demand for arbitration seeking reimbursement from the Company of $17 million, representing 75% of the $23 million of remediation expenses purportedly funded by the SCA Group through June 30, 1995.

           The contractors have completed the construction required under the Orders. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, is estimated to be in the range of approximately $80 million to $100 million.

           In January 1996, a design for a remedial program involving the installation of a slurry cut-off wall around a one-acre

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      parcel of land adjacent to the Kin-Buc Landfill was presented to the EPA for its review and approval. EPA approved the plan, and construction began in August 1996, and is now complete. The cost of such installation has been estimated at $1.3 million and has been financed by the SCA Group.

           The EPA has notified the Company that it will conduct a limited investigation of an area in the vicinity of the Kin- Buc Landfill, known as Mound B, and that it may seek to recover its costs in connection therewith from the Company and the SCA Group. The cost of studies and remediation of this area is not included in the above estimates of the total cost of the remediation since such work is outside the scope of the Orders.

           In conjunction with the remediation, 26 acres of undeveloped land neighboring the site and owned by Filcrest were utilized for the construction of the containment system, treatment plant and related facilities. The property had been reflected at nominal value on the Company's financial statements.

           One of the four settlement agreements executed on December 23, 1997 was among the Transtech Group, Marvin H. Mahan, Robert Meagher (a former officer of the Company) ("Meagher"), the SCA Group and certain PRPs (the "AFP Group") (consisting of all PRPs remaining in the case but excluding municipal waste PRPs and 29 non-municipal waste PRPs). In this agreement, among other things, all members of the AFP Group released all their claims against the Transtech Group, Marvin H. Mahan, Meagher, Inmar and Dock Watch Quarry Pit, Inc. (a subsidiary of Inmar) ("Dock Watch"), among others, arising from or relating to claims for contribution and counterclaims.

           Another of the December 23, 1997 settlement agreements was among the Transtech Group, Marvin H. Mahan, Meagher, Inmar, Dock Watch, the SCA Group, and WMX and Anthony Gaess ( a former officer and director of SCA) ("Gaess"). In this agreement, among other things, the parties agreed to terminate the 1986 Agreement and all the other agreements between or among any of them relating to the Kin-Buc Landfill, to dismiss the arbitration proceedings between the Company and SCA and the related litigation, and to dismiss all their claims against the other parties arising from or relating to the Kin- Buc Landfill, including claims for contribution and counterclaims. The Company agreed to continue to prosecute its pending suit against former excess insurance carriers and to pay SCA 75% of the net recoveries of such suit, after allowances for related legal fees and federal and state income

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      tax obligations resulting from the audit of the Company's income tax returns for the years 1982 through 1992, up to a maximum of $3.5 million. The Company also agreed to turn over the work products of its expert witness and its attorney in the litigation to SCA, who will defend and indemnify the Company, Marvin H. Mahan, Meagher, Inmar and Dock Watch from continuing claims by non-settling non-municipal waste and municipal waste PRPs in the litigation. SCA will also defend and indemnify the Company from all future liability for or in connection with the remediation of the Kin-Buc Landfill.

           At December 31, 1996, Kin-Buc had accrued approximately $10,672,000 million for its share of the costs of such remediation and closure. The Company has reversed the balance of such accrual as a result of the settlements described above, and recognized income of $10.6 million in the year ended December 31, 1997 due to the elimination of such accrual.

           Kinsley's Landfill, Inc. ("Kinsley's"), a wholly-owned subsidiary of the Company, ceased accepting solid waste at its landfill in Deptford Township, New Jersey on February 6, 1987 and commenced closure of that facility. At December 31, 1997 and 1996, Kinsley's has accrued $11,086,000 and $11,255,000, respectively, for the remaining costs of closure and post- closure care of this facility, of which $9,082,000 and $9,252,000, respectively, is being held in interest-bearing trust accounts. The accrual as of December 31, 1997 is based upon the present value of the estimated operation and maintenance costs related to the site's containment systems and treatment plant through the year 2016.

           Mac Sanitary Land Fill, Inc. ("Mac"), a wholly-owned subsidiary of the Company, operated a landfill in Deptford Township, New Jersey which ceased operations in 1977. The closure of this facility has been substantially completed. At December 31, 1997 and 1996, Mac has accrued $131,000 and $142,000, respectively, for the costs of continuing post-closure care and monitoring at the facility. The Company increased its accrual for closure costs by $11,000 during 1996 due to unanticipated engineering and testing costs incurred to respond to inquiries from environmental agencies. The accrual as of December 31, 1997 is based upon the present value of the estimated maintenance costs of the site's containment systems through the year 2007.

           In 1988, the Company entered into a settlement agreement (the "Tang Agreement") regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      Realty, Inc. ("Tang"), a company owned and controlled by Marvin H. Mahan (see Note 15). Upon the signing of this agreement, the Company paid $2,000,000 to Tang as reimbursement for damages and remediation costs incurred by it, and agreed to assume all future remediation costs in connection with the Piscataway site. During 1988, the Company accrued $1,741,000 for current and future remediation costs, and during 1989, the Company accrued an additional $2,689,000 for such costs. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. During the term of the Tang Agreement, the Company accrued $6,430,000 for the costs of current and future remediation at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. As a result of the rescission, amounts accrued by the Company for future remediation costs (the sum of $2,238,000) were reversed and reflected in income during 1990. In March 1991, the Company made demand upon Tang for reimbursement of the $4,300,000 paid by the Company in the remediation of the Piscataway site. Tang disputed the Company's right to rescind the Tang Agreement. This dispute is a subject of the negotiations discussed in Note 15.

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

-----------------------------------------------------------------
NOTE 12 - STOCKHOLDERS' EQUITY:

      STOCK OPTION PLANS

           At December 31, 1997, 797,000 shares of Transtech's common stock were reserved for issuance under incentive stock option plans that provide for the granting of options to employees at prices equal to the market value of Transtech's common stock on the date of grant, which options are exercisable for a period not to exceed ten years from the date of grant. Nonqualified stock options are available for grant to officers, directors, certain eligible employees and consultants at prices ranging from 50% to 100% of market value at the date of grant and these are also exercisable for a period not to exceed ten years. Options for 55,000 shares were outstanding

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      at December 31, 1997 and 1996,  all of which are exercisable.

           A summary of stock option transactions for 1997 and 1996 follows:

                                      1997                1996
                                ----------------        ----------

                                        Weighted            Weighted
                                         Average             Average
                                        Exercise            Exercise
                               Shares     Price     Shares     Price
                              ---------------------------------------
         Outstanding,
           beginning of year   55,000     $0.72     58,800     $1.00
         Granted                   -         -          -         -
         Exercised                 -         -          -         -
         Expired                   -         -      (3,800)     5.00
         Outstanding,
           end of year         55,000     $0.72     55,000     $0.72
                               ======               ======

         Options exercisable
           at year end         55,000               55,000


           The following information applies to stock options outstanding at December 31, 1997:


         Options outstanding                                 55,000
         Range of exercise prices                    $0.44 to $0.75
         Weighted average exercise price                      $0.72
         Weighted average remaining life in years              3.50


-----------------------------------------------------------------
NOTE 13 - EMPLOYEE BENEFIT PLANS:

      RETIREMENT SAVINGS AND PROFIT SHARING PLANS

           The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time non-union employees. Employees may contribute up to 15% of their eligible compensation, but not in excess of amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of employees' contributions not in excess of 2% of their eligible compensation during 1997 and 1996. The plan provides that the Company's matching and profit sharing contributions may be made in cash, in shares of Company stock, or in cash and invested in shares of Company stock. Contributions to the

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      plan for the years ended December 31, 1997 and 1996 were $9,000 and $10,000, respectively.

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

-----------------------------------------------------------------
NOTE 14 - LEASE COMMITMENTS:

           The Company leases land, office facilities, vehicles and equipment under operating leases which expire through 1999. Total rent expense charged to operations for all operating leases was $60,000 and $71,000 in 1997 and 1996, respectively.

           Future minimum lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year are as follows (in $000's):

                         1998                    $53
                         1999                     52
                         2000                     29

-----------------------------------------------------------------
NOTE 15 - LEGAL PROCEEDINGS:

           AS TO FEDERAL TAX LIABILITIES

           In 1991, the Internal Revenue Service (the "Service") asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. In 1994, the Company filed a petition with the Tax

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      Court contesting many of the proposed adjustments asserted in the deficiency notice. On June 5, 1995, August 14, 1995, March 7, 1996, July 31, 1996 and January 22, 1998, respectively, the Company and the Service executed a stipulation of partial settlement, first, second and third revised stipulations of partial settlement and a supplement to the third revised stipulation of partial settlement. These partial settlements resolved all but one of the adjustments asserted in the deficiency notice.

           The Service's audit of the Company's 1989-91 federal income tax returns, resulted in the Service's challenging the deductions claimed by the Company in connection with its investment in computer equipment under lease (see Note 9). The Service also asserted a number of smaller adjustments which were settled in 1995 and 1996.

           The stipulation of settlement executed on January 22, 1998 resolved the computer equipment issue by the Company's agreeing to the disallowance of approximately $3.8 million of deductions for 1989 and no other adjustments to deductions and income in respect of the computer equipment transaction for 1989 or subsequent years.

           Taking into account the settlements that have been concluded to date, the Company has accepted approximately $5.9 million of the $33.3 million of total adjustments to income asserted by the Service for the 1980-88 period. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in Tax Court. The Service has conceded adjustments totalling $26.7 million of taxable income and $2.5 million of penalties, leaving only one issue unresolved. The remaining issue in the case relates to the timing of significant deductions taken by the Company for certain landfill closing costs in several taxable years from the 1980-88 period. The Company cannot predict the outcome of further settlement negotiations or litigation with the Service over the remaining issue. See Note 2 for a discussion of the impact of the tax litigation on the Company's capital resources.

           AS TO THE KIN-BUC LANDFILL

           On December 23, 1997, the Company entered into four agreements which settled lawsuits relating to the remediation of the Kin-Buc Landfill.

           In February 1979, EPA brought suit in the United States District Court for the District of New Jersey against

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      Transtech, its subsidiaries Kin-Buc and Filcrest, certain former officers, directors and shareholders of Transtech, and Inmar, in connection with the ownership and operation of the Kin-Buc Landfill. This suit was placed on administrative hold by the Court because the Company and SCA agreed to undertake the remediation of the Landfill.

           In 1986, the Company sold the stock of its subsidiary Wastequid, Inc. to SCA, and, simultaneously therewith, the Transtech Group entered into the 1986 Agreement with the SCA Group regarding the sharing of the costs of remediating the Kin-Buc Landfill, pursuant to which the Transtech Group agreed to pay 75% of such costs and the SCA Group the remaining 25% (the "Sharing Formula").

           In 1990, Transtech, Kin-Buc and Filcrest commenced a suit in the United States District Court for the District of New Jersey entitled TRANSTECH INDUSTRIES, INC. ET AL. V. A&Z SEPTIC CLEAN ET AL. against generators and transporters of hazardous waste disposed of at the Kin-Buc Landfill (the "PRPs") for contribution towards the cost of remediating the Kin-Buc Landfill. In 1991, 1992 and 1993, the Transtech Group, the SCA Group and WMI presented settlement proposals to the PRPs believed to have been responsible, individually, for no more than 1% of the non-municipal waste disposed of at the Kin-Buc Landfill (the "De Minimis PRPs"). These settlements resulted in a contribution by certain De Minimis PRPs of approximately $10 million towards the cost of remediating the Kin-Buc Landfill. From 1993, the litigation proceeded against the non-settling De Minimis and non-De Minimis PRPs, believed to have been responsible, in the aggregate, for approximately 90% of the non-municipal waste disposed of at the Kin-Buc Landfill, and in 1995, generators and transporters of municipal hazardous waste disposed of at the Kin-Buc Landfill were joined in the litigation. After 1995 and continuing through 1997, the SCA Group and WMI entered into settlements with other non-municipal waste PRPs without the participation of the Transtech Group. These settlements resulted in substantial additional contributions towards the cost of remediation. Discovery and other pre-trial proceedings had taken place and a trial date had been tentatively set as settlement discussions among the Transtech Group, the SCA Group and WMI, on the one hand, and among a large group of non-municipal waste PRPs (the "AFP Group"), the SCA Group and WMI, on the other, were taking place.

           In 1992, substantially all of the non-municipal waste PRPs, including substantially all of the AFP Group, filed two pleadings in the litigation involving the Company. The first

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      was a counterclaim against Transtech, Kin-Buc and Filcrest and a third-party complaint against other owners or operators of the Kin-Buc Landfill, including, among others, Inmar, Dock Watch, Marvin H. Mahan, Meagher, the SCA Group, WMI and Gaess (the "Owner-Operator Counterclaim"). The second pleading involving the Company was a counterclaim against Transtech and a third-party complaint against parties to transactions with Transtech, including Inmar and Marvin H. Mahan, which were alleged to have been fraudulent conveyances (the "Fraudulent Conveyances Counterclaim"). In that pleading, the PRPs sought to have the consideration paid by Transtech in the conveyances returned and placed in the hands of a receiver. Discovery on the issues presented in the Fraudulent Conveyances Counterclaim and the Owner-Operator Counterclaim was proceeding, and motions to join additional parties to the Fraudulent Conveyances Counterclaim were pending at the time settlement discussions between Transtech and the AFP Group were taking place.

           In 1993, the Transtech Group served a demand for arbitration (the "Transtech Arbitration") on the SCA Group and WMI seeking either rescission of the 1986 Agreement or reformation of the Sharing Formula. In response, the SCA Group and WMI brought an action in the Supreme Court of the State of New York to enjoin the Transtech Arbitration. Pending a decision by that Court, the Transtech Arbitration was stayed. In 1995, during the stay, the SCA Group filed a demand for arbitration (the "SCA Arbitration") seeking reimbursement from the Transtech Group of 75% of remediation expenses fully funded by the SCA Group to that point, and the Transtech Group brought an action in the Supreme Court of the State of New York to stay the SCA Arbitration pending a decision on the motion to enjoin the Transtech Arbitration. On motion brought by the SCA Group, the Court narrowed the issues to be arbitrated in the SCA Arbitration and made any findings on such issues subject to resolution of the issues in the Transtech Arbitration. After discovery on these issues was completed, the Transtech Group, the SCA Group and WMI agreed to postpone proceedings in both the SCA Arbitration and the Transtech Arbitration pending the outcome of settlement discussions.

           On December 23, 1997, settlements of the litigation, including claims for contribution towards the cost of remediating the Kin-Buc Landfill, the Owner-Operator Counterclaim and the Fraudulent Conveyances Counterclaim, and settlements of the Transtech Arbitration, the SCA Arbitration and litigation relating thereto, resulting from discussions among the Transtech Group, the SCA Group and WMI, on the one

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      hand, and among the AFP Group, the SCA Group and WMI, on the other, were reached, and four agreements effecting these settlements were executed and delivered.

           The first of these four settlement agreements was among Transtech, Kin-Buc, Filcrest, Marvin H. Mahan, Meagher, the SCA Group and the AFP Group (consisting of all but 29 non- municipal waste PRPs). In this agreement, among other things, all members of the AFP Group released all their claims against Transtech, Kin-Buc, Filcrest, Marvin H. Mahan, Meagher, Inmar and Dock Watch, among others, arising from or relating to claims for contribution and the Owner-Operator Counterclaim.

           The second settlement agreement was among Transtech, Kin- Buc, Filcrest, Marvin H. Mahan, Meagher, Inmar, Dock Watch, the SCA Group, WMI and Gaess. In this agreement, among other things, the parties agreed to terminate the 1986 Agreement and all the other agreements between or among any of them relating to the Kin-Buc Landfill, to dismiss the Transtech
      Arbitration and the SCA Arbitration and the related litigation, and to dismiss all their claims against the other parties arising from or relating to the Kin-Buc Landfill, including claims for contribution and the Owner-Operator Counterclaim. Transtech, Kin-Buc and Filcrest agreed to continue to prosecute their pending suit against former excess insurance carriers and to pay SCA 75% of the net recoveries of such suit, after allowances for related legal fees and federal and state income tax obligations resulting from the audit of the Company's income tax returns for the years 1982 through 1992, up to a maximum of $3.5 million. Transtech also agreed to turn over the work products of its expert witness and its attorney in the litigation to SCA, who will defend and indemnify Transtech, Kin-Buc, Filcrest, Marvin H. Mahan, Meagher, Inmar and Dock Watch from continuing claims by non-settling non- municipal waste and municipal waste PRPs in the litigation. SCA will also defend and indemnify the Company from all future liability for or in connection with the remediation of the Kin-Buc Landfill.

           The third settlement agreement was among the AFP Group and certain other PRPs, Transtech, all the third-party defendants to the Fraudulent Conveyances Counterclaim, and other parties sought to be joined in the Fraudulent Conveyances Counterclaim. In this agreement, the AFP Group and the other settling PRPs dismissed all their claims in the Fraudulent Conveyances Counterclaim in exchange for a payment $1.5 million. Of this amount, $480,000 was paid by Transtech and the balance was or will be paid by the third-party defendants and such other parties.

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================


           The fourth settlement agreement was among the SCA Group, WMI, Transtech, all the third-party defendants to the Fraudulent Conveyances Counterclaim, and the other parties sought to be joined in the Fraudulent Conveyances Counterclaim. In this agreement, the SCA Group and WMI dismissed all their claims in the Fraudulent Conveyances Counterclaim and agreed to defend and indemnify Transtech, the third-party defendants and such other parties against continuing claims by non-settling PRPs (consisting of a group of four non-municipal waste PRPs). In addition, the third-party defendants and such other parties released Transtech from all liability to them arising from the settlement of the Fraudulent Conveyances Counterclaim.

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

      INSURANCE

           In 1995, Transtech, Kin-Buc and Filcrest commenced suit in the Superior Court of New Jersey, Middlesex County, entitled TRANSTECH INDUSTRIES, INC. ET. AL V. CERTAIN UNDERWRITERS AT LLOYDS ET AL., Docket No. MSX-L-10827-95, to obtain indemnification from its excess insurers during the period 1965 through 1986 against costs incurred in connection with the remediation of the Kin-Buc Landfill and the Tang Site and for the defense of litigation related thereto. The defendant insurers, which include various London and London Market insurance companies, First State Insurance Company and International Insurance Company, have answered the complaint against them and discovery is proceeding. All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. They also cover Inmar and other companies presently or formerly owned or controlled by Marvin H. Mahan.

      AS TO THE CLAY DEPOSITS

           In 1988, Kin-Buc purchased 150,000 cubic yards of clay for use in the closure of the Kin-Buc Landfill for $1.2 million from Inmar. Pursuant to the agreement for the purchase of the clay, Kin-Buc is entitled to a refund of the purchase price of

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      clay it is unable to mine or can not use. The Company used a small portion of the clay for the closure of the Kin-Buc Landfill and was planning to sell the remainder to third parties. In October 1996, the Company learned that Inmar had contracted to sell a substantial portion of its land, upon which a substantial amount of the clay is situated, to Edison Expansion, Inc. ("Expansion"). In November 1996, Kin-Buc brought suit entitled KIN-BUC, INC. V. INMAR ASSOCIATES, INC. AND EDISON EXPANSION, INC. in Superior Court, Morris County, New Jersey against Inmar and Expansion for, among other things, a declaratory judgment that Kin-Buc's rights in the clay would survive a sale of the land to Expansion and, alternatively, a money judgment against Inmar. Kin-Buc also filed a lis pendens against the Inmar property. In December 1996, Expansion sought and obtained a discharge of the lis pendens and a closing of the sale to Expansion took place in January 1997. In accordance with a Court order entered in another Inmar matter, the net proceeds of the sale totalling approximately
      $530,000 were paid into Court to secure the payment of costs of remediation of the Carlstadt, New Jersey Superfund Site discussed below for which Inmar or Marvin H. Mahan is held liable. An appeal of this order brought by Inmar is pending. The order permitted Inmar to apply to the Court for permission to withdraw proceeds for other purposes. In March 1997, the Court denied Kin-Buc's request that the proceeds be dedicated to the payment of whatever money judgment Kin-Buc might obtain against Inmar, but agreed that Kin-Buc could reapply for such relief when and if it obtained such a judgment. In June 1997, Kin-Buc requested the entry of a default against Inmar for its failure to answer Kin-Buc's complaint and in August, Kin-Buc obtained such a judgment in the amount of approximately $1.1 million. In October 1997, the Court granted summary judgment to Expansion, dismissing Kin-Buc's suit for a declaratory judgment that Kin-Buc's rights to the clay survived the sale of the land to Expansion. Kin-Buc did not appealed this decision. There is substantial uncertainty that Inmar is financially capable of responding to this judgment and there is no assurance as to the amount of money that Kin-Buc will be permitted to draw from the deposit with the Court. Kin-Buc is engaged in negotiations with Inmar concerning satisfaction of the default judgment.

      AS TO THE CARLSTADT SITE

           Transtech is one of 43 respondents to a September 1990 Administrative Order of the EPA concerning the implementation of interim environmental remediation measures at a site in Carlstadt, New Jersey owned by Inmar and operated by Transtech as a solvents recovery plant for approximately five years

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

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

           In September 1995, the Court approved a settlement of the AT&T Suit among Transtech, Inmar, Marvin H. Mahan, the AT&T Group and other generators and transporters of waste handled at the Carlstadt site who had contributed to the costs of the remediation of the site. Pursuant to such settlement, Transtech, Inmar and Marvin H. Mahan agreed to (i) pay $4.1 million of proceeds from settlements with primary insurers of a coverage action brought by the Company and Inmar against their primary and excess insurers, (ii) pay an additional $145,000 ($72,500 from Transtech and $72,500 from Inmar and Marvin H. Mahan), and (iii) assign their Carlstadt site- related insurance claims against an excess insurer in exchange for a complete release from these parties of all liability arising from or on account of environmental contamination at the Carlstadt site and the parties' remediation of the same. Notwithstanding such settlement, the Company may have liability in connection with the site to the EPA for its costs of overseeing the remediation of the site, and to parties who had not contributed to the remediation at the time the settlement was approved but who may later do so. The Company has received no indication that the EPA intends to assert a claim for oversight costs.

           In a related matter, in October 1989, the Company, together with owners and operators of industrial sites in the Hackensack, New Jersey meadowlands, including a site in Wood- Ridge, were sued in the United States District Court for the District of New Jersey for contribution towards the cost of remediation of those sites, adjacent lands and adjacent water courses, including Berry's Creek. The plaintiffs in this suit, Morton International, Inc., Velsicol Chemical Corp. and other parties who have been ordered to remediate such industrial sites, adjacent lands and adjacent water courses, seek contribution from the Company towards the cost of remediating Berry's Creek, which, they allege, was contaminated, in part, by the Company's operations at a nearby solvents recovery facility at Carlstadt, New Jersey. Shortly

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      after the institution of suit, the plaintiffs began negotiating with the governmental entities which ordered the remediation of the sites, adjacent land and adjacent water courses, as to the scope of remediation and, pending those negotiations, had stayed the suit. In August 1996, the plaintiffs reinstituted the suit but shortly thereafter agreed to sever claims against the Company and proceed against other defendants. As a result, the claims against the Company have again been stayed. Since the plaintiffs' negotiations concerning the scope of the remediation of Berry's Creek are still ongoing, and no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability in this matter.

           In December 1989, Inmar and Transtech agreed to share equally certain costs in connection with the AT&T Suit. As of December 31, 1992, Transtech paid $514,000 towards such costs. Inmar has disputed which expenses are to be shared. Further, in April 1991, Marvin H. Mahan made a demand upon Transtech for reimbursement of approximately $300,000 in costs which he incurred in connection with the AT&T Suit. The dispute concerning the shared expenses and Marvin H. Mahan's demand for reimbursement are subjects of the negotiations with Inmar discussed below.

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

      As to Negotiations with Inmar, Tang and Marvin H. Mahan

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================


           Transtech has been negotiating with Inmar, Tang and Marvin H. Mahan (collectively, the "Mahan Interests") toward a settlement of disputes with Transtech mentioned above, namely, Inmar's demand for damages for loss of value of property adjoining the Kin-Buc Landfill, the sharing of expenses of the AT&T Suit, and the reimbursement of remediation costs at the Tang site. Negotiations have recently broadened to include the Mahan Interests' joining in the settlement of the Fraudulent Conveyances Counterclaim, the satisfaction of Kin- Buc's $1.1 million judgment against Inmar and the Mahan Interests' cooperation in the prosecution of the suit against Transtech's insurers. Efforts to resolve all outstanding issues are continuing.

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

           The uncertainty of the outcome of the aforementioned tax litigation and insurance litigation and the impact of future events or changes in environmental laws or regulations, which cannot be predicted at this time, could result in increased remediation and closure costs, and increased tax and other potential liabilities. A significant increase in such costs could have a material adverse effect on the Company's financial position, results of operations and net cash flows. The Company may ultimately incur costs and liabilities in excess of its available financial resources.

-----------------------------------------------------------------
NOTE 16 - SEGMENT INFORMATION:

        The Company's continuing operations can be grouped into three segments: operations which generate electricity from recovered methane gas, operations which perform maintenance, remediation and related services on landfill sites, and corporate and other. Corporate and other includes: (i) selling, general and administrative expenses not specifically allocable to the other segments, and (ii) other administrative costs incurred for the continuing closure and post-closure activities at the Company's dormant landfill facilities. Corporate assets are represented primarily by cash and cash

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      equivalents, marketable securities, notes receivable and real estate held for investment and sale.

      (In $000's)              ELECTRICITY  ENVIRONMENTAL CORPORATE
                               GENERATION     SERVICES    AND OTHER

      1997
        Operating revenues       $   310       $  249      $    -
        Intercompany revenues    $    -        $  152      $    -
        Income (loss)
          from operations        $     9       $ (228)     $(2,083)
        Identifiable assets      $    29(a)    $  267      $ 6,652
        Depreciation expense     $    23       $   29      $     8
        Capital expenditures     $     9       $   73      $    17

      1996
        Operating revenues       $   265       $   98      $    -
        Intercompany revenues    $    -        $  180      $    -
        Income (loss)
          from operations        $     9       $ (204)     $(2,090)
        Identifiable assets      $    44(a)    $  119      $ 9,404
        Depreciation expense     $    17       $   24      $    26
        Capital expenditures     $    34       $   13      $    21

      (a) Substantially all of the assets of the electricity generation segment are fully depreciated.

          During the years ended December 31, 1997 and 1996, five and three customers, respectively, of the Company accounted for 100% of the Company's consolidated operating revenues.

----------------------------------------------------------------
NOTE 17 - NET INCOME (LOSS) PER COMMON SHARE:

           The Company has adopted SFAS No. 128. "Earnings per Share" which requires entities with complex capital structures to present both basic earnings per share ("EPS") and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, were exercised, converted into common stock or resulted in the issuance of common stock. Diluted EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period increased by the dilutive effect of common stock-equivalent shares computed using the treasury stock method. Diluted EPS have not been presented since the calculations are anti-dilutive for each of the periods presented.

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================



----------------------------------------------------------------
NOTE 18 - RELATED PARTY TRANSACTIONS:

           The  Company  and  its  subsidiaries   have  had  transactions   with
      businesses owned or controlled by the Company's principal shareholders or members of their immediate family.

           On August 28, 1992, the Company made an advance of $10,000 to the Company's President and Chairman of the Board of Directors. The advance was evidenced by an interest bearing note. The note and accrued interest thereon was repaid in full during 1996. On April 22, 1994, the Company made a loan of $75,000 to the President and Chairman of the Board of Directors of the Company, evidenced by a note which bears interest at a floating prime rate plus 1% and is due and payable as determined by the Board of Directors. Approximately $101,000 and $95,000 was outstanding with respect to the loan, including interest, as of December 31, 1997 and 1996, respectively.

           Until July 1995, the Company leased certain real property from Inmar Associates, Inc., a corporation controlled by Marvin H. Mahan, a former officer, director and principal shareholder of the Company, and the father of three of the Company's principal shareholders. No rental payments have been made since 1990 (see Note 15). Since Mr. Mahan's retirement from the Company, it has provided Mr. Mahan the use of an automobile and contributed to the expenses of maintaining an office for his use including secretarial services. Such expenses totalled approximately $21,000 and $14,000 in 1997 and 1996, respectively.

           On March 1, 1996, ValveCo Inc. ("ValveCo"), a newly-formed Delaware corporation organized by Three Cities Research, Inc. ("TCR"), a Delaware corporation unaffiliated with the Company or any of its directors and officers, purchased 100% of the Hunt Valve Company, Inc. common stock owned by THV Acquisition Corp., a wholly owned subsidiary of the Company, representing 79.05% of the issued and outstanding Hunt common stock. Eighty-five percent of the common stock issued by ValveCo was purchased by the TCR investors and 15% was purchased by four individuals affiliated with the Company, namely the Company's President and Chairman of the Board of Directors (7.5%), the Company's Vice President and Chief Financial Officer, who is also a member of the board (2%), a director of Hunt (1.5%) and Hunt's President and Chief Operating Officer (4%) for $150,000. These four individuals also obtained the right to

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

      acquire, for an aggregate cost of $2.3 million, an additional 12.5% of ValveCo's common stock pursuant to the exercise of performance and value-based options. In addition, the aforementioned directors and executive officers of the Company and/or Hunt were employed in various capacities by ValveCo and Hunt after the sale. The Company's President and Chairman of the Board of Directors resigned from his employment with ValveCo Inc. and Hunt effective January 1, 1997, but remains a director of Hunt. The Company's Vice President and Chief Financial Officer also resigned from his employment with ValveCo Inc. and Hunt effective January 1, 1997. See Note 4 for discussion of Hunt's tax sharing agreement.

TRANSTECH INDUSTRIES, INC.
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

================================================================



TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS
TRANSTECH INDUSTRIES, INC.

      We have audited the accompanying consolidated balance sheet of Transtech Industries, Inc. and subsidiaries as of December 31, 1997 and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Transtech Industries, Inc. and subsidiaries, as of and for the year ended December 31, 1996, were audited by other auditors whose report on those financial statements dated March 20, 1997, included an explanatory paragraph which discussed the Company's ability to continue as a going concern.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 1997 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2, 8,9 and 15 to the consolidated financial statements, the Company has experienced recurring operating losses and has current liabilities which exceed its available financial resources. In addition, the Company is currently involved in material litigation concerning recovery of environmental remediation costs, its rights with respect to clay deposits, and an Internal Revenue Service examination, the outcome of which cannot presently be determined. These factors raise substantial doubt about its ability to continue as a going concern.
 Management's plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The

TRANSTECH INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

=================================================================

consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.






                               BRIGGS, BUNTING AND DOUGHERTY, LLP


Philadelphia, Pennsylvania
March 18, 1998

TRANSTECH INDUSTRIES, INC.
MARKET PRICES OF COMMON STOCK

===============================================================

      The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 1996 through December 31, 1997. The high and low bid price information has been obtained from The Nasdaq Stock Market, Inc.

 1997               High   Low             1996             High    Low
 ----               ----   ---             ----             ----    ---
 1st quarter      $.0300 $.0300           1st quarter     $.0300  $.0300
 2nd quarter       .0300  .0300           2nd quarter      .0325   .0300
 3rd quarter       .0300  .0300           3rd quarter      .0300   .0300
 4th quarter       .4000  .0300           4th quarter      .0700   .0300


      The above  quotations  represent prices between dealers and do not include
retail  markups,  markdowns  or  commissions.   They  do  not  represent  actual
transactions.

      The number of holders of record of the Common Stock of the Company at December 31, 1997 was 273.

      The Company paid no dividends in either stock or cash in 1997 or 1996 and does not presently anticipate paying dividends in the foreseeable future.

TRANSTECH INDUSTRIES, INC.
DIRECTORY

==============================================================================

EXECUTIVE OFFICES:      DIRECTORS:                  INDEPENDENT CERTIFIED
                                                         PUBLIC ACCOUNTANTS:

200 Centennial Avenue   Robert V. Silva
Suite 202               Chairman of the Board,      Briggs, Bunting &
Piscataway, NJ 08854    President and Chief          Dougherty, LLP
Phone: (732) 981-0777   Executive Officer           Two Logan Sq., Suite 2121
Fax: (732) 981-1856     Transtech Industries, Inc.  18th & Arch Streets
                                                    Philadelphia, PA 19103


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

-----------------------------------------------------------------------------
FORM 10-KSB

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