Form 10-K, Exhibit 13
period 1998-12-31
TRANSTECH INDUSTRIES INC
filed 1999-03-31
CIK 87799

Exhibit 13.  Annual Report to Stockholders.
























                   TRANSTECH INDUSTRIES, INC.

                          ANNUAL REPORT

                              1998



COMPANY PROFILE

       Transtech Industries, Inc. and its subsidiaries provide environmental services and generate electricity utilizing methane gas. The Company's headquarters are located in Piscataway, New Jersey.






TABLE OF CONTENTS

                                                    Page

  President's Letter                                  2
  Management's Discussion and Analysis of
    Financial Condition                               3
  Consolidated Balance Sheets                        15
  Consolidated Statements of Operations              17
  Consolidated Statements of Comprehensive Income    18
    (Loss)
  Consolidated Statements of Stockholders' Equity    19
    (Deficit)
  Consolidated Statements of Cash Flows              20
  Notes to Consolidated Financial Statements         23
  Report of Independent Certified Public Accountants 57
  Market Prices of Common Stock                      58
  Directory                                          59





Transtech Industries, Inc.
President's Letter



To Our Stockholders:


     I am pleased to report that during 1998 Transtech took several steps towards resolving significant issues which have negatively impacted the Company's operations.

     We have reached agreement with the Internal Revenue Service on the last remaining issues in our Tax Court case arising from audits of our tax returns for the years 1980 through 1991. Although this settlement imposes significant short-term cash requirements, which exceed our currently available liquid assets, it avoids the additional expenses of a prolonged trial before the tax court and the significant risk of an even larger tax liability.

     The Company continues to actively pursue recoveries from its excess insurance carriers for the significant costs it has incurred in connection with the remediation of several sites on which the Company had historically conducted its operations.

     We have reached a settlement with the former officer, director and principal shareholder of the Company and certain entities affiliated with him of all of the issues that have been in dispute. This settlement, among other things, provides for assignment of certain insurance rights to the Company.

     The Company negotiated a long-term gas lease agreement at the Kinsley Landfill which is intended to provide the Company with additional liquidity.

     Although the Company continues to diligently pursue the cost recovery action against its insurers and the sale of other assets, we cannot currently determine whether the timing or amount of any cash proceeds will be sufficient to satisfy our tax liabilities and other obligations and return to an expanded operating mode.


                                   Sincerely,





                                   Robert V. Silva

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations


     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related notes, which provide additional information concerning the Company's financial activities and condition.

Forward-Looking Statements

     Certain statements in this report which are not historical facts or information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the information set forth herein. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, levels of activity, performance or achievement of the Company, or industry results, to be materially different from any future results, levels of activity, performance or achievement expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; the ability of the Company to implement its business strategy; the Company's ability to successfully identify new business opportunities; changes in the industry; competition; the effect of regulatory and legal proceedings and other factors discussed herein. As a result of the foregoing and other factors, no assurance can be given as to the future results and achievements of the Company. Neither the Company nor any other person assumes responsibility for the accuracy and completeness of these statements.

Results of Operations

Introduction

     The Company's operations consist of the parent company and 25 subsidiaries, two of which conduct active operations. The operations of these two subsidiaries' have been classified into two segments: the generation and sale of electricity utilizing methane gas and the performance of environmental services. The other subsidiaries of the Company hold assets consisting primarily of cash and marketable securities, real property, notes receivable and contract rights.

     During 1995, the Company sold the segment of its operations which marketed alkali products and in 1996, completed the sale of its valve manufacturing segment.

     The Company and certain subsidiaries were previously active in the resource recovery and waste management industries. These activities included the operation of three landfills and a solvents recovery facility. These sites are now closed, but the Company continues to own and/or remediate the landfills and has both incurred and accrued for the substantial costs associated therewith. The Company has also incurred significant expense in litigation related to one of the three landfills and in its ongoing litigation before the U.S. Tax Court. The Company has accrued $3.7 million through December 31, 1998 with respect to federal and state income tax obligations. This estimated amount exceeds the Company's currently liquid assets (see the discussion of "Liquidity and Capital Resources" below and Notes 9 and 15 to the Company's Consolidated Financial Statement).

Operating Revenues

     Consolidated operating revenues increased 34%, or $189,000, for the year ended December 31, 1998, compared to the year ended December 31, 1997. Consolidated operating revenues by business segment for the years ended December 31, 1998 and 1997 were as follows (in $000):

                                 - Quarter -              Total
1998                    1st     2nd      3rd      4th      Year
  Electric Generation  $ 65    $ 69     $ 72     $ 46    $  252
  Environmental Svcs.   244     262      351      289     1,146
  Subtotal              309     331      423      335     1,398
  Intercompany         (104)   (131)    (192)    (223)     (650)
  Net Operating
   Revenues            $205    $200     $231     $112    $  748

                                 - Quarter -              Total
1997                    1st     2nd      3rd      4th      Year

  Electric Generation  $ 81    $ 71     $ 72     $ 86    $  310
  Environmental Svcs.   261     241      163      383     1,048
  Subtotal              342     312      235      469     1,358
  Intercompany         (234)   (218)    (128)    (219)     (799)
  Net Operating
    Revenues           $108    $ 94     $107     $250    $  559

   Revenues from the operation which generates electricity using methane gas as fuel were $252,000 for the year ended December 31, 1998, a decrease of $58,000 or 19% compared to $310,000 for the prior year. The electricity generating facility consists of four diesel/generating units each capable of generating approximately 48,000 kwh/day at full capacity. Methane gas is a component of the landfill gas generated by a landfill site owned by the Company. Engineering studies indicate sufficient quantities of gas at the landfill to continue the operation of the facility for approximately 13 years. Electricity generated is sold pursuant to a long term contract with a local utility. The contract has six years remaining. Revenues are a function of the number of kilowatt hours sold, the rate received per kilowatt hour and capacity payments. The Company sold 8.7 million kwh during the year ended December 31, 1998 compared to 10.6 million kwh sold in the prior year. The operation experienced an increase in equipment failures and down-time for repairs in 1998 when compared to 1997. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more hours dedicated to repair and maintenance than with equipment utilizing traditional fuels. See the discussion of "Liquidity and Capital Resources" below for information regarding the lease of the landfill gas generated at this site and an offer to purchase the electricity generating operations.

   The environmental services segment reported $1,146,000 of gross operating revenues for 1998 (prior to elimination of intercompany sales) compared to $1,048,000 for 1997, an increase of 9%. Approximately $650,000 or 56% of the environmental services segment's revenues for the period, compared to $799,000 or 76% for last year, were for services provided to other members of the consolidated group and therefore eliminated in consolidation. Substantially all the third party sales during 1998 and 1997 were to seven and six customer(s), respectively. Third party sales during 1998 and 1997 were $496,000 and $249,000, respectively.
Such third-party revenue for 1998 includes $222,000 for fees earned with respect to installation, operation and maintenance of a new gas collection system at a landfill site owned by the Company. The gas collection system supplements an existing system. Both systems are now owned by the entity which entered into a long term lease of the landfill gas at the site.

     The Company is continuing its efforts to expand the customer base of this segment to entities outside the consolidated group. The Company continues to provide quotes on construction and maintenance projects involving the closure and remediation of waste sites and contaminated properties. This is a competitive market in which contracts are awarded on the basis of price and experience. Some construction projects may have bonding requirements which are beyond the Company's ability to secure. This segment continues performing closure activities on sites previously operated by subsidiaries of the Company.

Cost of Operations

     Consolidated direct operating costs for the year ended December 31, 1998 were $543,000, an increase of $41,000 or 8% when compared to $502,000 reported for 1997. The costs of the electricity generating operation decreased 24% for the year ended December 31, 1998 when compared to the prior year due to a decrease in repair and maintenance costs related to the electric generating equipment. Direct operating costs for 1998 also include $44,000 for the purchase of landfill gas. Costs of the environmental services segment increased 24% overall due primarily to the increase in sales volume.

     Consolidated selling, general and administrative expenses for the year ended December 31, 1998 were $1,541,000, a decrease of $818,000 from $2,359,000 reported for the prior year. The decrease was primarily due to lower professional fees and expenses incurred with respect to the Company's environmental and tax litigation (see
Note 15 to the Company's Consolidated Financial Statements). Professional fees and administrative costs continue to be incurred in support of the Company's ongoing insurance and tax litigation, marketing and asset divestiture efforts (see Liquidity and Capital Resources - Liquidity). The operating costs of the non-operating subsidiaries, consisting primarily of insurance and franchise, income and real estate taxes, aggregated approximately $71,000 and $68,000 for the years ended December 31, 1998 and 1997, respectively.

Operating Loss

     The Company's consolidated operating loss for the year ended
December 31, 1998 decreased to $1,336,000 from a loss of $2,302,000 reported for the prior year.

Other Income (Expense)

     Consolidated investment income decreased by $78,000 for the year ended December 31, 1998 to $207,000 due primarily to an decrease in the amount of funds available for investment.

     Consolidated interest expense decreased $1,000 to $5,000 for the year ended December 31, 1998 compared to last year due to a decease in the amount of outstanding funded debt.

     Interest expense reported as "Interest expense - income taxes payable" represents the amount of interest accrued on estimated income taxes payable as a result of the Company's tax litigation discussed below. The Company reported interest expense of $242,000 for the year ended December 31, 1998 versus $860,000 for the comparable period of 1997. The interest expense reported for 1997 reflects an increase in the estimated income taxes payable due to the January 1998 settlement of one of the issues in the tax litigation.

     Consolidated gain (loss) on sale of property and equipment for the years ended December 31, 1998 and 1997 include $30,000 and $32,000, respectively, of deferred income associated with a 1992 installment sale of real property. The amount reported for 1997 also includes a loss of $64,000 with respect to the May 1997 sale of approximately 95 acres of property.

     The Company reported income of $12,000 for the year ended
December 31, 1997 in recognition of proceeds from the sale of mainframe computer equipment previously leased by the Company pursuant to a leveraged lease agreement.

     The Company charged $33,000 to operations for the year ended December 31, 1997 to reduce the carrying value of certain real estate held for sale to amounts which approximate current net realizable value. Such real estate was sold in March 1998 (see
Note 7 to the Company's Consolidated Financial Statements).

     The Company charged $47,000 to operations for the year ended December 31, 1997 to reduce the carrying value of its rights to certain clay deposits to management's best estimate of the values it may ultimately realize for this asset. Such rights relate to clay purchased by the Company in 1988 to be used for the closure of the landfill site in Edison, New Jersey (the "Kin-Buc Landfill") owned and operated by the Company's subsidiary, Kin Buc, Inc. for $1.2 million from an entity owned and controlled by a former principal shareholder, director and officer of the Company. In October, 1998 the Company entered into an agreement which resolved issues in dispute among the Company, such former principal shareholder, director and officer of the Company and certain entities affiliated with him. These parties also assigned to the Company their rights as insureds and claimants under insurance policies now the subject of litigation initiated by the Company. The Company has recognized charges totalling $218,000 in 1998 related to such agreement; a charge of $50,000 to reduce the carrying-value of the Company's receivable for clay deposits to the amount received and a charge of $168,000 included under the caption "Miscellaneous income (expense)" in recognition of certain obligations assumed by the Company pursuant to the agreement (see Notes 8 and 15 to the Company's Consolidated Financial Statements).

     The Company recognized income of $10,672,000 during the year ended December 31, 1997 due to the reversal of the balance of amounts previously accrued for future expenditures related to the Kin-Buc Landfill. In December 1997 the Company entered into four agreements with parties to litigation related to the allocation of costs of remediation of the site which substantially relieved the Company from future obligations with respect to the site in exchange for a cash payment and the future sharing of proceeds from certain insurance claims filed against the Company's excess insurance carriers (see Note 15 to the Company's Consolidated Financial Statements).

     Consolidated miscellaneous income (expense) for the year ended December 31, 1998 increased $560,000 to $115,000 of net income when compared to a net expense of $445,000 reported for the same period of 1997. Miscellaneous income for the period in 1998 includes income of $219,000 in recognition of a royalty payment received from the lessee of certain of the Company's real property situated beneath the lessee's landfill. The payment, which is reported net of a fee payable pursuant to a consulting agreement executed in 1982, was made from income earned by the lessee which was escrowed during the 1980's and recently released from escrow.

     Consolidated miscellaneous income (expense) for the year ended December 31, 1997 includes a charge to income of $480,000 in recognition of the payment made to the plaintiffs in certain litigation settled in December 1997 related to the allocation of costs of remediation of the Kin-Buc Landfill. Miscellaneous income (expense) for 1997 also includes a charge to income of $40,000 for reimbursement of legal fees incurred by a former principal shareholder, director and officer of the Company in connection with litigation related to the Kin-Buc Landfill. See Note 15 to the Company's Consolidated Financial Statements for further discussion of these issues.

Income from Operations before Income Taxes

     The consolidated loss from operations before income tax credits was $1,279,000 for the year ended December 31, 1998, compared to income before income tax of $7,242,000 for last year.

Income Taxes

     Income tax credit for the year ended December 31, 1998 equalled $332,000, versus taxes of $1,322,000 for 1997. As discussed below (see Liquidity and Capital Resources - Taxes), the Company filed a petition with the Tax Court to contest certain adjustments asserted in a deficiency notice issued by the Internal Revenue Service (the "Service") as a result of the Service's audit of the Company's federal tax returns for the years 1982 through 1988. The Service also conducted an audit of the Company's 1989-91 federal tax returns, which resulted in the challenge of a number of deductions claimed by the Company. Income tax expense for 1997 includes $1,458,000 for federal taxes which result from the acceptance of a partial settlement of certain adjustments asserted by the Service (see Note 9 to the Company's Consolidated Financial Statements).

Net Loss

     Net loss for the year ended December 31, 1998 was $947,000, or $.33 per share, compared to a net income of $5,920,000, or $2.09 per share, for the year ended December 31, 1997.

Liquidity and Capital Resources

General

     Net cash used in operating activities for the year ended December 31, 1998 decreased to a net use of $1,256,000 from a use of $2,299,000 when compared to last year. Net cash provided by investing activities decreased this year to $1,597,000 from $2,366,000 due primarily to the decrease in cash required for operations. The use of cash in financing activities increased from $16,000 to $48,000 for the period compared to last year, due primarily to an increase in landfill closing costs incurred at the one site financed from the Company's general funds. Funds held by the Company in the form of cash and cash equivalents increased as of December 31, 1998 to $605,000 from $311,000. The sum of cash, cash equivalents and marketable securities as of December 31, 1998 decreased to $2,411,000 from $2,921,000 when compared to last year.

     Working capital deficit was $(1.2) million and the ratio of current assets to current liabilities was 0.7 to 1 as of December
31, 1998 and 1997.

     THE COMPANY FACES SIGNIFICANT SHORT-TERM AND LONG-TERM CASH REQUIREMENTS FOR (I) FEDERAL AND STATE INCOME TAX OBLIGATIONS DISCUSSED BELOW AND IN THE NOTES TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1998, MOST OF WHICH WILL BECOME DUE FOLLOWING THE CONCLUSION OF THE TAX COURT CASE WITH THE INTERNAL REVENUE SERVICE (THE "SERVICE") OF THE COMPANY'S TAX LIABILITY FOR THE YEARS 1980 THROUGH 1991, (II) FUNDING ITS PROFESSIONAL AND ADMINISTRATIVE COSTS, AND (III) FUNDING REMEDIATION COSTS ASSOCIATED WITH SITES OF PAST OPERATIONS.

     The Company has accrued $3.7 million through December 31, 1998 with respect to the federal and state income tax obligations. This estimated amount exceeds the Company's currently liquid assets. In addition, the Company's past participation in the waste handling and disposal industries subjects the Company to future events or changes in environmental laws or regulations, which cannot be predicted at this time, which could result in material increases in remediation and closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

     Although the Company continues to pursue the sale of assets held for sale and claims against insurance carriers for recoveries of past remediation costs, no assurance can be given that the timing and amount of the proceeds from such sources will be sufficient to meet the cash requirements of the Company as they come due. In addition, the Company cannot ascertain whether its remaining operations and funding sources will be adequate to satisfy its future cash requirements, including its anticipated tax liabilities. In the event of an unfavorable resolution of the insurance litigation, or should the proceeds of asset sales be insufficient to meet the Company's future cash requirements, including its tax liabilities, then, if other alternatives are unavailable at that time, the Company will be forced to consider a plan of liquidation of its remaining assets, whether through bankruptcy proceedings or otherwise.

Taxes

     As discussed in greater detail below, the Company has been litigating with the Service in Tax Court over its tax liability for taxable years 1980-88. Certain issues from taxable years 1989-91 are also part of the Tax Court litigation because losses from those years were carried back to 1988. The Company has reached agreement with the Service as to all issues in the Tax Court litigation. The Company estimates that, taking into account available net operating losses and tax credits as of December 31, 1998, approximately $1,125,000 of federal income tax and $127,000 of state income tax, $2,495,000 of federal interest (plus additional interest from December 31, 1998 forward), will be owed when a judgment is entered at the conclusion of Tax Court litigation. (The tax liability estimates presented herein exclude penalties. The Service has conceded all of the penalties that it had asserted in the Tax Court litigation, but state tax authorities may assert that penalties are due.)

     In 1991, the Service asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. In 1994, the Company filed a petition with the Tax Court contesting many of the adjustments asserted in the deficiency notice. On June 5, 1995, August 14, 1995, March 7, 1996, July 31, 1996, January 22, 1998 and
December 21, 1998, respectively, the Company and the Service executed a stipulation of partial settlement, first, second and third revised stipulations of partial settlement and a supplement and second supplement to the third revised stipulation of settlement. These settlements resolved all of the adjustments asserted in the deficiency notice.

     As a result of the settlements, the Company has accepted approximately $5.9 million of the $33.3 million of total adjustments to income asserted by the Service for the 1980-88 period. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in Tax Court. The Service has conceded adjustments totalling $27.4 million of taxable income and $2.5 million of penalties.

     Prior to 1998, all of the adjustments from the 1980-88 period and the 1989-91 period were settled in the revised stipulations of partial settlement, except for the adjustment relating to computer equipment acquired in 1989 (see Note 6 to the Company's Consolidated Financial Statements) and a remediation deduction issue relating to prior periods. The computer leasing issue was settled in the first supplement to the third stipulation of settlement that was executed on January 22, 1998. The computer equipment issue was resolved by the Company agreeing to the disallowance of approximately $3.8 million of deductions for 1989 and no other adjustments to deductions or income for 1989 or subsequent years. On December 21, 1998, the Company entered into a second supplement to the third revised stipulation of settled issues with the Service in which the Service agreed to concede the remediation deduction issue, which was the last remaining issue in the case.

     The Company has current operating losses and net operating loss and tax credit carryforwards that will partly offset the tax liability resulting from the settled adjustments to taxable income. Taking into account such carryforwards, the estimated federal income tax and interest that is owed on account of the settlements is approximately $3,620,000, with interest through December 31, 1998 ($1,125,000 of taxes and $2,495,000 of interest). The settlements also will result in approximately $237,000 of state income tax (not including penalties and penalty interest that may be assessed) $110,000 of which was paid to one state during the second quarter of 1996. This state had a tax amnesty program in effect pursuant to which all interest and penalties for back taxes were waived upon payment of the tax liability. In conjunction with the $110,000 payment, the Company reversed approximately $240,000 of interest that was previously accrued on the $110,000 tax liability. Payment of the federal tax liability and the remaining state tax liability will be due after the conclusion of the Tax Court case. The $3.7 million of taxes and interest through December 31, 1998 that is estimated to be owed by the Company (plus additional interest accruing from December 31, 1998 until the obligations are settled) exceeds the Company's current liquid assets (i.e., cash and marketable securities). The Company and the Service are currently discussing the computation of the amount of tax and interest owed as a result of the settlements.

Remediation and Closure Costs

     As of December 31, 1998, the Company has accrued $11.3 million for its estimated share of remediation and closure costs related to the Company's former landfill and waste handling operations. Approximately $9.2 million is held in trust and maintained by trustees for the post-closure activities of one site located in Deptford, New Jersey (see Note 11 to the Company's Consolidated Financial Statements).

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

Assets Held for Sale/Claims for Past Remediation Costs

     Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 and $1,581,000 as of December 31, 1998 and 1997, respectively. The real estate included in this category as of December 31, 1998 consists of approximately 430 acres located in Deptford, N.J. (including approximately 100 acres upon which the landfill owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. ("Kinsley's") is situated).
The Company is actively pursuing the disposition of such property. However, based upon market conditions for real estate of this type the Company is unable to determine when such sale(s) will ultimately be consummated.

     During the fourth quarter of 1997 the Company charged $33,000 to operations to reduce the carrying value of 2 acres located in Readington Township, N.J. to $268,000, which represents proceeds received by the Company from the March 1998 sale of such property.

     In 1995, the Company commenced suit against its excess insurers during the period 1965 through 1986 to obtain a recovery of past costs and indemnification for future costs incurred in connection with the remediation of the Kin-Buc Landfill, a site located in Piscataway, N.J., and for the defense of litigation related thereto. The defendant insurers, which include various London and London Market insurance companies, First State Insurance Company and International Insurance Company, have answered the complaint against them and discovery is proceeding. All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. Certain companies presently or formerly owned or controlled by a former principal shareholder, director and officer of the Company are also covered, however such parties assigned their rights as holders and claimants under these policies to the Company in October 1998 (see Note 15 to the Company's Consolidated Financial Statements).

     The Company can not assure that the timing and amount of the net proceeds from the sale of such assets held for sale and the successful litigation or settlement of the insurance claims will be sufficient to meet the cash requirements of the Company discussed above.

Gas Lease and Electricity Generating Equipment

     To increase the Company's liquidity, on June 30, 1998 Kinsley's entered into two agreements with respect to its electricity generation operations. Pursuant to a Gas Lease and Easement Agreement (the "Gas Lease"), Kinsley granted to the lessee the exclusive right to extract and utilize all gas produced at the landfill site for an initial lease term of 12 years with provisions for two 5 year extensions. The Gas Lease, as amended, requires the lessee to make an initial payment of $10,000 and additional quarterly payments of $100,000 for the period beginning January 1, 1999 through December 31, 2007. Pursuant to a landfill gas sale agreement (the "Gas Sale Agreement") Kinsley has agreed to purchase gas from the lessee for $.10 per million BTU's of gas. This Gas Sale Agreement will terminate upon the expiration of the Gas Lease or Kinsley's sale of its electric generators.

     In addition, in connection with the above agreements, during December 1998, Kinsley entered into separate agreements with entities affiliated with the lessee under the Gas Lease for (i) the operation and maintenance by Kinsley's of the gas collection system for the benefit of the lessee, (ii) the sale by Kinsley's of its electricity generating operation (which has been marginally profitable in recent years) for approximately $490,000, (iii) the operation and maintenance by Kinsley's of the electricity generating equipment, (iv) processing of Kinsley's leachate and (v) the operation and maintenance by Kinsley's of the leachate processing equipment. The agreements relating to the sale and operation and maintenance of the electricity generating equipment are contingent upon, among other things, the buyer obtaining financing. This agreement will terminate May 1, 1999 if not extended by the Company and buyer. The leachate processing transactions are contingent upon, among other things, financing and acquisition of the necessary equipment by the other party to the agreement.

Year 2000 Data Conversion

     The Company does not anticipate any significant disruption to business operations due to Year 2000 software failures. The
Company does not know the extent to which its customers may be affected by such failures.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)
 December 31,                                        1998          1997
                                 Assets
 Current Assets
  Cash and cash equivalents                      $    605      $    311
  Marketable securities                             1,806         2,610
  Accounts receivable - trade
    (net of allowance for doubtful
    accounts of $2 and $15, respectively)             225           102
  Notes receivable                                    108           124
  Deferred income taxes                                -             30
  Prepaid expenses and other                          319           230
    Total current assets                            3,063         3,407
 Plant and Equipment
  Machinery and equipment                           2,891         2,892
  Less accumulated depreciation                     2,794         2,742
    Net plant and equipment                            97           150
 Other Assets
  Notes receivable                                    137           178
  Assets held for sale                              1,312         1,581
  Receivable/Clay deposits                             -            530
  Escrowed funds from sale of subsidiary              859           817
  Deferred income taxes                                -            302
  Other                                               132            33
    Total other assets                              2,440         3,441
  Total Assets                                   $  5,600      $  6,998














       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's)
 December 31,                                        1998          1997

             Liabilities and Stockholders' Equity (Deficit)
 Current Liabilities
  Current portion of long-term debt              $     24      $     22
  Accounts payable                                    289           256
  Accrued income taxes                              3,747         4,192
  Deferred income taxes                                 3            -
  Accrued miscellaneous expenses                      163           157

    Total current liabilities                       4,226         4,627

 Long-Term Debt                                        15            38

 Accrued Remediation and Closure Costs              2,110         2,135

 Stockholders' Equity (Deficit)
  Common stock, $.50 par value,
    10,000,000 shares authorized:
    4,714,940 shares issued                         2,357         2,357
  Additional paid-in capital                        1,516         1,516
  Retained earnings                                 6,358         7,305
  Net unrealized gains on marketable
    securities                                         32            34

    Sub-Total                                      10,263        11,212
 Treasury stock, at cost - 1,885,750 shares       (11,014)      (11,014)

    Total stockholders' equity (deficit)             (751)          198

 Total Liabilities and
    Stockholders' Equity (Deficit)               $  5,600      $  6,998












       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)

 Years ended December 31,                            1998          1997
 Net Operating Revenues                          $    748      $    559

 Cost of Operations
   Direct operating costs                             543           502
   Selling, general and
     administrative expenses                        1,541         2,359

   Total cost of operations                         2,084         2,861

 Operating Income (Loss)                           (1,336)       (2,302)

 Other Income (Expense)
   Investment income                                  207           285
   Interest expense                                    (5)           (6)
   Interest expense - income taxes payable           (242)         (860)
   Gain (loss) sale/disposal of property
     and equipment                                     32           (34)
   Income from investment in
     computer equipment                                -             12
   Writedown of assets held for sale                   -            (33)
   Writedown of clay deposits                         (50)          (47)
   Remediation accrual reversal                        -         10,672
   Miscellaneous income (expense)                     115          (445)

   Total other income                                  57         9,544

 Income (Loss) Before Income Taxes (Credit)        (1,279)        7,242

 Income Taxes (Credit)                               (332)        1,322

 Net Income (Loss)                               $   (947)     $  5,920

 Basic Net Income (Loss) Per Common Share:

 Net Income (Loss) Per Common Share              $   (.33)     $   2.09

 Weighted Average Common Shares
    Outstanding                                 2,829,190     2,829,190







       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In $000's)

 Years ended December 31,                            1998          1997

 Net Income (Loss)                                  $(947)       $5,920

 Other Comprehensive Income (Loss), Net of Tax:

   Unrealized gains (losses) on securities:
     Valuation adjustments                            (19)           31
     (Provision) credit for taxes                      17           (10)
     Less: Gains (losses) realized during period       -             -

     Total                                             (2)           21

 Comprehensive Income (Loss)                        $(949)       $5,941

































       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In $000's)

 Years ended December 31,                            1998          1997
 Common Stock

  Balance at December 31                         $  2,357      $  2,357

 Additional Paid-In Capital

  Balance at December 31                            1,516         1,516

 Retained Earnings
  Balance at January 1                              7,305         1,385
  Net income (loss)                                  (947)        5,920

  Balance at December 31                            6,358         7,305

 Net Unrealized Gains on Marketable
  Securities
  Balance at January 1                                 34            13
  Valuation adjustments                               (19)           31
  (Provision) credit for taxes                         17           (10)

  Balance at December 31                               32            34

 Treasury Stock

  Balance at December 31                          (11,014)      (11,014)

 Total Stockholders' Equity (Deficit)            $   (751)     $    198


















       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)

 Years ended December 31,                            1998          1997
 Increase (Decrease) in Cash
   and Cash Equivalents

 Cash Flows from Operating Activities:
   Cash received from customers                   $   638       $   502
   Cash paid to suppliers and
     employees                                     (2,055)       (2,603)
   Interest and dividends received                    153           269
   Other income received                              115            73
   Other expenses paid                                 -           (518)
   Interest paid                                       (5)           (6)
   Income tax paid                                     (2)          (16)
   Other assets, escrowed cash deposits              (100)           -

     Net cash provided by (used in)
       operating activities                        (1,256)       (2,299)

 Cash Flows from Investing Activities:
   Proceeds from sale of marketable
     securities                                     1,520         4,205
   Purchase of marketable securities                 (735)       (3,001)
   Collections on notes receivable                     69           320
   Proceeds from sale of property,
     plant and equipment                              270           865
   Purchase of property, plant
     and equipment                                     (7)          (90)
   Proceeds from receivable/clay deposits             480            -
   Rent sharing payments
     from computer leases                              -             67


     Net cash provided by (used in)
       investing activities                         1,597         2,366

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)

 Years ended December 31,                            1998          1997
 Cash Flows from Financing Activities:
   Principal payments on
     long-term debt                               $   (21)      $   (18)
   Proceeds from issuance of
     long-term debt                                    -             12
   Payment of landfill closing
     costs                                            (26)          (10)

     Net cash provided by (used in)
       financing activities                           (47)          (16)

 Net increase (decrease) in cash
   and cash equivalents                               294            51
 Cash and cash equivalents at
   beginning of year                                  311           260

 Cash and cash equivalents at
   end of year                                    $   605       $   311



























       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)

 Years ended December 31,                            1998          1997
 Reconciliation of Net Income (Loss)
   to Net Cash Provided by (Used in)
   Operating Activities:
 Net income (loss)                               $   (947)     $  5,920
 Adjustments to Reconcile Net Loss
   to Net Cash Provided by (Used
   in) Operating Activities:
    Depreciation and amortization                      60            60
    Bad debt expense                                   31            -
    (Gain) loss on sale of property,
      plant and equipment                             (32)           34
    Income from investment
      in leveraged lease                               -            (12)
    Writedown of assets
      held for sale                                    -             33
    Writedown of clay deposits                         50            47
    Remediation accrual reversal                       -        (10,672)
    Increase (decrease) in
      deferred income taxes                           353            44
    (Increase) decrease in assets:
      Accounts and notes receivable                  (128)          (49)
      Prepaid expenses and other                      (95)           94
      Net assets of discontinued operations           (42)          (40)
      Other assets                                   (100)           27
    Increase (decrease) in liabilities:
      Accounts payable and accrued
        miscellaneous expenses                         39            93
      Accrued income taxes                           (445)        2,122

Net Cash Provided by (Used in)
   Operating Activities                          $ (1,256)     $ (2,299)














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

     Cash and Cash Equivalents:

         The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 1998 and 1997, cash and cash equivalents includes interest-bearing cash equivalents of $226,000 and $117,000, respectively.

     Plant and Equipment:

         Plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of 3-15 years for machinery and equipment.

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

     Reclassifications:

         Certain reclassifications have been made to the 1997 financial statements in order to conform to the presentation followed in preparing the 1998 financial statements.


Note 2 - Going Concern Uncertainty:

         The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses in each of the prior five years and it is anticipated that such operating losses will continue as general and administrative expenses are expected to exceed the Company's available earnings from its remaining operating businesses in the near-term. The Company has accrued $3,747,000 for taxes and interest relating to the settlement of issues raised by the Internal Revenue Service resulting from audits of the Company's consolidated Federal income tax returns for the years 1980 through 1988. This estimated tax liability, which will be due upon the conclusion of the Tax Court case (See Notes 9 and 15), exceeds the Company's current financial resources. The Company is aggressively pursuing numerous alternatives to raise cash to fund this liability including:(i) the disposition of all of its non-operating assets held for sale (See Note 7), (ii) the collection of amounts due the Company, and(iii) continuing legal claims against insurance carriers for recovery of past remediation costs. Toward this end the Company successfully completed the sale of its alkali products segment in 1995, the sale of its valve manufacturing operations in 1996 and the sale of other certain property held for sale during 1997 and 1998. However, the Company is currently unable to determine whether the timing and the amount of cash generated from these efforts will be sufficient to discharge the Company's tax liability and its continuing operating liabilities as they come due.
     The consolidated financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

Note 3 - Marketable Securities:

         The Company classifies all debt and equity securities as available-for-sale securities. Available-for-sale debt securities are carried at amortized cost, which approximates fair value because of their short term to maturity. At December 31, 1998 and 1997, available-for-sale debt securities consisted of $1,736,000 and $2,521,000, respectively, of U.S. Government Securities with maturities through June 1999 and April 1999, respectively. Available-for-sale equity securities are carried at fair value as determined by quoted market prices. The portfolio of available-for-sale equity securities had a cost of $38,000 and a market value of $70,000 as of December 31, 1998 and a cost of $38,000 and a market value of $89,000 as of December 31, 1997. The aggregate excess of fair value over cost of such securities as of December 31, 1998 and 1997 of $32,000 and $51,000,
     respectively, is presented less deferred income taxes of $17,000 as of December 31, 1997 and included as a separate component of stockholders' equity. The excess of fair value over cost consisted of gross unrealized gains of $57,000 and gross unrealized losses of $25,000 as of December 31, 1998 and gross unrealized gains of $70,000 and gross unrealized losses of $19,000 as of December 31, 1997. The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in income. Proceeds from sale of available-for-sale securities during the year ended December 31, 1998 and 1997 amounted to $1,520,000 and $4,205,000, respectively. Dividend and interest income is accrued as earned.

Note 4 - Discontinued Operations:

         On March 1, 1996, the Company's wholly-owned subsidiary, THV Acquisition Corp. ("THV"), sold all of the issued and outstanding stock of Hunt Valve Company, Inc. ("Hunt") to ValveCo, Inc. A portion of the net cash proceeds of the sale ($750,000) was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of (x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which Hunt was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. The escrowed funds, which together with $109,000 and $67,000 of accrued interest income through December 31, 1998 and 1997, respectively, are classified as long-term in the accompanying consolidated balance sheets.

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

         In 1997, the Company notified Hunt that, based upon the Company's review of Hunt's post-consolidation federal income tax return, the Company believes additional deductions regarding the write-off of certain financing costs should have been reflected in Hunt's reported net loss. Discussions regarding the appropriateness of such deductions continued into 1998. Hunt disagrees with the Company's assessment of this issue. The Company has not yet determined whether to take further action with respect to this issue.

         In connection with the sale, four individuals affiliated with the Company, namely the Company's President and Chairman of the Board of Directors, the Company's Vice President and Chief Financial Officer, who is also a member of the board, a director of Hunt and Hunt's President and Chief Operating Officer acquired 15% of the equity of ValveCo Inc. for $150,000. These four individuals also obtained options to acquire up to an additional 12.5% of the common stock of ValveCo Inc. pursuant to the exercise of performance and value-based options at an aggregate cost to such individuals of $2.3 million. In addition, the aforementioned directors and executive officers of the Company and/or Hunt were employed in various capacities by ValveCo Inc. and Hunt after the sale. The Company's President and Chairman of the Board of Directors resigned from his employment with ValveCo Inc. and Hunt effective January 1, 1997, and as a director of Hunt in August, 1998. The Company's Vice President and Chief Financial Officer also resigned from his employment with ValveCo Inc. and Hunt effective January 1, 1997. These two directors and executive officers of the Company sold their equity holdings in ValveCo Inc. in August, 1998.

Note 5 - Notes Receivable:

     Notes receivable consist of the following (in $000's):

                                                 1998        1997
     7.25% Installment note receivable
       from sale of real property (net of
       deferred income of $179,000 and
       $209,000, respectively) (See Note 7)      $137        $170

     Demand note receivable from Officer
       (See Note 18)                              108         101

     11.50% Installment note receivable
       from sale of equipment (net of
       allowance for uncollectible amount
       of $267,000)                                -           31

                                                  ___         ___
     Total notes receivable                       245         302
       Less: Current portion                      108         124
     Long-term portion                           $137        $178

         At December 31, 1998, notes receivable mature as follows
     (in $000's):

                     2000                  $ 46
                     2001                    46
                     2002                    45
                                           $137
Note 6 - Investment in Leveraged Lease:

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

         For federal income tax purposes, the Company had the benefit of tax deductions for depreciation on the entire leased asset and for interest on the long-term debt. Since, during the early years of the lease, those deductions exceeded the lease rental income, substantial excess deductions were available to be applied against the Company's other income. Beginning in 1994, rental income exceeded the depreciation and interest deductions resulting in taxable income. Deferred taxes were provided to reflect this temporary difference.

          The Master Lease also provided for the Company to share in the rentals paid by the end-users of the equipment to the Master Lessee beginning July 1994. Approximately $28,000 was received by the Company during 1997 pursuant to such provision.

         The Master Lease terminated during July 1997 and all of the equipment had been sold by the Company to the end-users and lessor. The Company reported income of $12,000 for the year ended December 31, 1997 in recognition of proceeds from the sale of equipment in excess of book value. As a result of adjustments to the carrying value of the computer equipment and the reversal of existing temporary differences, deferred federal income taxes relating to this leveraged lease were reduced by $1,171,000 in 1997.

         The Internal Revenue Service questioned the deductions claimed by the Company in connection with its investment in the computer equipment. This issue was settled in January 1998 (see Note 9 - Income Taxes, for further discussion of this matter).

Note 7 - Assets Held for Sale:

         Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 and $1,581,000 as of December 31, 1998 and 1997, respectively. The real estate included in this category as of December 31, 1998 consists of approximately 430 acres located in Deptford, N.J. (including approximately 100 acres upon which the landfill, owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. is situated). As of December 31, 1997 this category included such Deptford, NJ property and approximately 2 acres located in Readington Township, NJ. The Company is actively pursuing the disposition of such property. However, based upon market conditions for real estate of this type the Company is unable to determine when such sale(s) will ultimately be consummated.

        During March 1997 the Company sold approximately 12 acres of property located in Deptford, N.J. classified as assets held for sale for net proceeds after expenses totalling $149,000. No gain or loss has been reported related to the sale since the proceeds approximated the carrying value of the property.

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

         The Company recognized $30,000 and $32,000 of income from this transaction for each of the years ended December 31, 1998 and 1997, respectively, and has deferred income of $179,000 and $209,000 as of December 31, 1998 and 1997, respectively, which will be recognized under the installment method. The deferred income has been netted against the gross value of the notes receivable for financial reporting purposes.


Note 8 - Receivable/Clay Deposits:

         In 1988, Kin-Buc, Inc., a wholly-owned subsidiary of the Company ("Kin-Buc") purchased 150,000 cubic yards of clay for use in the closure of the landfill site it owned and operated in Edison, N.J. (the "Kin-Buc Landfill") for $1.2 million from Inmar Associates, Inc. ("Inmar"), a corporation owned and controlled by Marvin H. Mahan, a former principal shareholder, director and officer of the Company, and applied this amount against its accrual for remediation and closure costs. In 1992, the Company reclassified approximately $1,077,000 of this accrual, representing the cost of the clay not required for such closure, to other long-term assets, recognizing the Company's plan to market the clay to third parties. Pursuant to the agreement for the purchase of the clay, Kin-Buc was entitled to a refund of the purchase price of clay it was unable to mine or could not use. In August 1996, the Company learned that Inmar intended to obtain relief from a 1983 order of the Superior Court, Morris County, New Jersey ("Superior Court") prohibiting the sale of its land, and in October 1996, the Company learned that Inmar had contracted to sell a substantial portion of its land, upon which a substantial amount of the clay is situated, to Edison Expansion, Inc. ("Expansion"). In November 1996, Kin-Buc brought suit entitled Kin-Buc, Inc., v. Inmar Associates, Inc. and Edison Expansion, Inc. in Superior Court against Inmar and Expansion for, among other things, a declaratory judgment that Kin-Buc's rights in the clay would survive a sale of the land to Expansion and, alternatively, a money judgment against Inmar. Kin-Buc also filed a lis pendens against the Inmar property. In December 1996, Expansion sought and obtained a discharge of the lis pendens and a closing of the sale to Expansion took place in January 1997.

         In accordance with a Court order entered in another Inmar matter, the net proceeds of the sale, totalling approximately $530,000, were to be deposited with the Court to secure any payment of costs of remediation of a Carlstadt, New Jersey Superfund Site for which Inmar or Marvin H. Mahan is held liable. The order permitted Inmar to apply to the Court for permission to withdraw proceeds for other purposes. In March 1997, the Court denied Kin-Buc's request that the proceeds be dedicated to the payment of whatever money judgement Kin-Buc might obtain against Inmar, but agreed that Kin-Buc could reapply for such relief when and if it obtained such a judgment. In June 1997, Kin-Buc requested the entry of a default judgment against Inmar for its failure to answer Kin-Buc's complaint and in August, Kin-Buc obtained such a judgment in the amount of approximately $1.1 million.

          Separately, in October 1997, the Court granted summary judgment to Expansion, dismissing Kin-Buc's suit for a declaratory judgment that Kin Buc's rights to the clay survived the sale of the land to Expansion. Kin-Buc has not appealed this decision.

         During the fourth quarters of 1997 and 1996, the Company charged $47,000 and $500,000, respectively, to operations to reduce the carrying value of this asset to management's best estimate of the values it then believed it would ultimately realize from resolution of these matters, considering the amount of the proceeds held by the Superior Court and assuming the Company would be able to recover such proceeds.

         In October, 1998 the Company entered into an agreement with Inmar, Marvin H. Mahan and certain affiliates which resolved the many issues in dispute among the parties, including a resolution of the judgment against Inmar. See
     Note 15 to the Company's Consolidated Financial Statements for a discussion of the agreement. The Company agreed to vacate the judgment in exchange for $480,000 to be paid to the Company from the funds deposited with the Court. Such funds were released to the Company in December 1998. The Company charged $50,000 to operations in the quarter ended September 30, 1998 to reduce the carrying value of this asset to $480,000.

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

         The provision (credit) for income taxes consists of the following (in $000's):

                                                     1998        1997
            Provision for operations
              Currently payable (refundable):
                Federal                            $ (650)     $ (160)
                State                                   2           2
                                                     (648)       (158)
              Deferred:
                Federal                               295          25
                State                                  (1)         (3)
                                                      294          22
              Total income tax
                provision (credit)                   (354)       (136)

            Provision for tax audits
              Currently payable:
                Federal                               (37)      1,458
                State                                  -           -
                                                                1,458
              Deferred:
                Federal                                59          -

              Total provision for tax audits           22       1,458
            Total income tax provision
            (credit)                               $ (332)     $1,322

         Deferred tax expense results from temporary differences as follows (in $000's):
                                                     1998        1997
            Excess of tax over book
              (book over tax) depreciation        $    25     $   (23)
            Investment in leveraged lease              -       (1,481)
            Change in valuation allowance              78      (4,230)
            Non-deductible accruals                                 1
            Net operating loss carryforwards           -          940
            Non-deductible impairment losses          186         241
            Deferred gain - installment sale           (6)         (9)
            Remediation and closure costs               5       4,579
            Other                                       6           4
                                                  $   294     $    22

         Deferred tax assets and liabilities at December 31, 1998 and 1997 were comprised of the following (in $000's):

                                                     1998        1997
            Deferred tax assets
              Remediation and closure costs       $    44     $    -
              Non-deductible impairment losses         -          262
              Non-deductible accruals                  43          45
              Allowance for doubtful accounts           -           8
              Depreciation                             12          12
              State net operating loss
                carryforwards                         915       1,409
              Subtotal                              1,014       1,736
              Valuation allowance for deferred
                tax assets                           (977)     (1,351)
              Total                                    37         385

            Deferred tax liabilities
              Other                                   (3)          -
              Unrealized appreciation of
                equity securities                     (13)        (21)
              Installment sales                       (24)        (32)
              Total                                   (40)        (53)
            Net deferred tax asset (liability)    $    (3)   $    332

         Included in the accompanying balance sheet as:

            Current deferred tax asset
              (liability)                         $    (3)    $    30
            Non-current deferred tax
              asset                                    -          302
                                                  $    (3)    $   332

         The Company has recorded valuation allowances of $977,000 and $1,351,000 as of December 31, 1998 and 1997, respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

         At December 31, 1998 the Company and its subsidiaries had state net operating loss carryforwards of $12,224,000 which expire $4,452,000 in 1999, $355,000 in 2000, $1,030,000 in
     2001, $1,485,000 in 2002, $966,000 in 2003, $1,823,000 in 2004
     and $2,113,000 in 2006.

         The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss) before tax by the applicable statutory U.S. federal income tax rate (in $000's):

                                                     1998        1997
           Tax expense (credit) computed
             by applying U.S. federal
             income tax rate to income (loss)
             before income taxes (credits)          $ (435)    $2,354
           Increases (reductions) in
             taxes resulting from:
           State income taxes (credit) net
             of federal income tax benefit              1           -
           Change in federal deferred
             tax valuation allowance                    78     (2,489)
           Other                                         2         (1)
                                                    $ (354)    $ (136)

         As discussed in greater detail below, the Company has been litigating with the Service in Tax Court over its tax liability for taxable years 1980-88. Certain issues from taxable years 1989-91 are also part of the Tax Court litigation because losses from those years were carried back to 1988. The Company has reached agreements with the Service as to all issues in the Tax Court litigation. The Company estimates that, taking into account available net operating losses and tax credits as of December 31, 1998, approximately $1,125,000 of federal income tax and $127,000 of state income tax, $2,495,000 of federal interest plus additional interest from December 31, 1998 until satisfaction of the tax obligations, will be owed when a judgment is entered at the conclusion of Tax Court litigation. (The tax liability estimates presented herein exclude penalties. The Service has conceded all of the penalties that it had asserted in the Tax Court litigation, but state tax authorities may assert that penalties are due.)

         In 1991, the Service asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. In 1994, the Company filed a petition with the Tax Court contesting many of the adjustments asserted in the deficiency notice. On June 5, 1995, August 14, 1995, March 7, 1996, July 31, 1996, January
     22, 1998 and December 21, 1998, respectively, the Company and the Service executed a stipulation of partial settlement, first, second and third revised stipulations of partial settlement, and a supplement and second supplement to the third revised stipulation of settlement. These settlements resolved all of the adjustments asserted in the deficiency notice.

         As a result of the settlements, the Company has accepted approximately $5.9 million of the $33.3 million of total adjustments to income asserted by the Service for the 1980-88 period. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in Tax Court. The Service has conceded adjustments totalling $27.4 million of taxable income and $2.5 million of penalties.

         Prior to 1998, all of the adjustments from the 1980-88 period and the 1989-91 period were settled in the revised stipulations of partial settlement, except for the adjustment relating to computer equipment acquired in 1989 (see Note 6 to the Company's Consolidated Financial Statements) and a remediation expense deduction issue relating to prior periods. The computer leasing issue was settled in the first supplement to the third stipulation of settlement that was executed on January 22, 1998. The computer equipment issue was resolved by the Company agreeing to the disallowance of approximately $3.8 million of deductions for 1989 and no other adjustments to deductions or income in respect of the computer equipment transaction for 1989 or subsequent years. On December 21, 1998, the Company entered into a second supplement to the third revised stipulation of settled issues with the Service in which the Service agreed to concede the remediation expense deduction issue, which was the last remaining issue in the case.

         The Company has current operating losses and net operating loss and tax credit carryforwards that will partly offset the tax liability resulting from the settled adjustments to taxable income. Taking into account such carryforwards, the estimated federal income tax and interest that is owed on account of the settlements is approximately $3,620,000, with interest through December 31, 1998 ($1,125,000 of taxes and $2,495,000 of interest). The settlements also will result in approximately $237,000 of state income tax (not including penalties and penalty interest that may be assessed) $110,000 of which was paid to one state during the second quarter of 1996. This state had a tax amnesty program in effect pursuant to which all interest and penalties for back taxes were waived upon payment of the tax liability. In conjunction with the $110,000 payment, the Company reversed approximately $240,000 of interest that was previously accrued on the $110,000 tax liability. Payment of the federal tax liability and the remaining state tax liability will be due after the conclusion of the Tax Court case. The 3.7 million of taxes and interest through December 31, 1998 that is estimated to be owed by the Company (plus additional interest accruing from December 31, 1998 until the obligations are settled) exceeds the Company's current liquid assets (i.e., cash and marketable securities). The Company and the Service are currently discussing the computation of the amount of tax and interest owed as a result of the settlements.

Note 10 - Long-term Debt:

     Long-term debt consists of the following (in $000's):

                                                     1998        1997
            10.5% mortgage note, due
            in monthly installments, through
            April 2000, secured by certain
            land and buildings held for sale,
            carried at a cost of $358,000            $ 16        $ 28

            Other obligations - vehicle financing      23          32
            Total debt                                 39          60
                Less: Current portion                  24          22
            Long-term portion                        $ 15        $ 38

     Maturities

         At December 31, 1998, long-term debt matures as follows
     (in $000's):

                     2000                  $  9
                     2001                     3
                     2002                     3
                                           $ 15

Note 11  - Remediation and Closure Costs:

         The Company's accruals for closure and remediation activities equal the present value of the estimated future costs related to a site less funds held in trust for such purposes. The costs of litigation associated with a site are expensed as incurred. The Company has accrued remediation and closure costs for the following sites (in $000's):

                                                     1998        1997
            Kinsley's landfill                    $ 2,005     $ 2,004
            Mac Sanitary landfill                     105         131
            Total                                 $ 2,110     $ 2,135

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

         In 1990, the Company commenced a suit in the United States District Court for the District of New Jersey entitled Transtech Industries, Inc. et al. v. A&Z Septic Clean et al. against generators and transporters of hazardous waste disposed of at the Landfill (the "PRPs") for contribution towards the cost of remediating the Landfill. In 1991, 1992 and 1993, the Transtech Group, the SCA Group and WMI presented settlement proposals to the PRPs believed to be responsible, individually, for no more than 1% of the non-municipal waste disposed of at the Landfill ( the "De Minimis PRPs"). These settlements ultimately resulted in a contribution by certain De Minimis PRPs of approximately $10 million towards the cost of remediating the Landfill.

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

         The contractors have completed the construction required under the Orders. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, was estimated at the time of December 1997 settlement discussed below to be in the range of approximately $80 million to $100 million.

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

         In May 1997, EPA began an investigation of an area in the vicinity of the Kin-Buc Landfill known as Mound B. In May 1998, the final plan of this investigation was completed. In February 1999, the Company received a copy of a letter sent from EPA to SCA informing SCA that EPA has concluded that hazardous materials were disposed of in Mound B. The letter also instructed SCA to provide EPA with work plans to address conditions at the mound. The cost of studies and remediation of this area is not included in the above estimates of the total cost of the remediation.

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

         Another of the December 23, 1997 settlement agreements was among the Transtech Group, Marvin H. Mahan, Meagher, Inmar, Dock Watch, the SCA Group, and WMX and Anthony Gaess ( a former officer and director of SCA) ("Gaess"). In this agreement, among other things, the parties agreed to terminate the 1986 Agreement and all the other agreements between or among any of them relating to the Kin-Buc Landfill, to dismiss the arbitration proceedings between the Company and SCA and the related litigation, and to dismiss all their claims against the other parties arising from or relating to the Kin-Buc Landfill, including claims for contribution and counterclaims. The Company agreed to continue to prosecute its pending suit against former excess insurance carriers and to pay SCA 75% of the net recoveries of such suit, after allowances for related legal fees and federal and state income tax obligations resulting from the audit of the Company's income tax returns for the years 1982 through 1992, up to a maximum of $3.5 million. The Company also agreed to turn over the work products of its expert witness and its attorney in the litigation to SCA, who will defend and indemnify the Company, Marvin H. Mahan, Meagher, Inmar and Dock Watch from continuing claims by non-settling non-municipal waste and municipal waste PRPs in the litigation. SCA will also defend and indemnify the Company from all future liability for or in connection with the remediation of the Kin-Buc Landfill including the area known as Mound B.

         At December 31, 1996, Kin-Buc had accrued approximately $10.6 million for its share of the costs of such remediation and closure. The Company has reversed the balance of such accrual as a result of the settlements described above, and recognized income of $10.6 million in the year ended December 31, 1997 due to the elimination of such accrual.

         Kinsley's Landfill, Inc. ("Kinsley's"), a wholly-owned subsidiary of the Company, ceased accepting solid waste at its landfill in Deptford Township, New Jersey on February 6, 1987 and commenced closure of that facility. At December 31, 1998 and 1997, Kinsley's has accrued $11,226,000 and $11,086,000, respectively, for the remaining costs of closure and post-closure care of this facility, of which $9,221,000 and $9,082,000, respectively, is being held in interest-bearing trust accounts. The accrual as of December 31, 1998 is based upon the present value of the estimated operation and maintenance costs related to the site's containment systems and treatment plant through the year 2016.

         Mac Sanitary Land Fill, Inc. ("Mac"), a wholly-owned subsidiary of the Company, operated a landfill in Deptford Township, New Jersey which ceased operations in 1977. The closure of this facility has been substantially completed. At December 31, 1998 and 1997, Mac has accrued $105,000 and $131,000, respectively, for the costs of continuing post-closure care and monitoring at the facility. The accrual as of December 31, 1998 is based upon the present value of the estimated maintenance costs of the site's containment systems through the year 2007.

         In 1988, the Company entered into a settlement agreement (the "Tang Agreement") regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang Realty, Inc. ("Tang"), a company owned and controlled by Marvin H. Mahan (see Note 15). Upon the signing of this agreement, the Company paid $2,000,000 to Tang as reimbursement for damages and remediation costs incurred by it, and agreed to assume all future remediation costs in connection with the Piscataway site. During 1988, the Company accrued $1,741,000 for current and future remediation costs, and during 1989, the Company accrued an additional $2,689,000 for such costs. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. During the term of the Tang Agreement, the Company accrued $6,430,000 for the costs of current and future remediation at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. As a result of the rescission, amounts accrued by the Company for future remediation costs (the sum of $2,238,000) were reversed and reflected in income during 1990. In March 1991, the Company made demand upon Tang for reimbursement of the $4,300,000 paid by the Company in the remediation of the Piscataway site. Tang disputed the Company's right to rescind the Tang Agreement. This dispute is a subject of the October 1998 settlement discussed in Note 15.

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

Note 12 - Stockholders' Equity:

     Stock Option Plans

         At December 31, 1998, 797,000 shares of Transtech's common stock were reserved for issuance under incentive stock option plans that provide for the granting of options to employees at prices equal to the market value of Transtech's common stock on the date of grant, which options are exercisable for a period not to exceed ten years from the date of grant. Non-qualified stock options are available for grant to officers, directors, certain eligible employees and consultants at prices ranging from 50% to 100% of market value at the date of grant and these are also exercisable for a period not to exceed ten years. Options for 55,000 shares were outstanding at December 31, 1998 and 1997, all of which are exercisable.

         A summary of stock option transactions for 1998 and 1997 follows:

                                      1998                1997
                                        Weighted            Weighted
                                         Average             Average
                                        Exercise            Exercise
                               Shares     Price     Shares     Price
         Outstanding,
           beginning of year   55,000     $0.72     55,000     $0.72
         Granted                   -         -          -         -
         Exercised                 -         -          -         -
         Expired                   -         -          -         -
         Outstanding,
           end of year         55,000     $0.72     55,000     $0.72

         Options exercisable
           at year end         55,000               55,000

         The following information applies to stock options outstanding at December 31, 1998:

         Options outstanding                              55,000
         Range of exercise prices                 $0.44 to $0.75
         Weighted average exercise price                   $0.72
         Weighted average remaining life in years           2.50

Note 13 - Employee Benefit Plans:

     Retirement Savings and Profit Sharing Plans

         The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to 15% of their eligible compensation, but not in excess of amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of employees' contributions not in excess of 2% of their eligible compensation during 1998 and 1997. The plan provides that the Company's matching and profit sharing contributions may be made in cash, in shares of Company stock, or in cash and invested in shares of Company stock. Contributions to the plan for the years ended December 31, 1998 and 1997 were $8,000 and $9,000, respectively.

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


Note 14 - Lease Commitments:

         The Company leases land, office facilities, vehicles and equipment under operating leases which expire through 2000. Total rent expense charged to operations for all operating leases was $62,000 and $60,000 in 1998 and 1997, respectively.

         Future minimum lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year are as follows (in $000's):

                         1999                   $ 58
                         2000                     30


Note 15 - Legal Proceedings:

         As to Federal Tax Liabilities

         In 1991, the Internal Revenue Service (the "Service") asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. In 1994, the Company filed a petition with the Tax Court contesting many of the proposed adjustments asserted in the deficiency notice. On June 5, 1995, August 14, 1995, March 7, 1996, July 31, 1996, January 22, 1998 and December 21, 1998, respectively, the Company and the Service executed a stipulation of partial settlement, first, second and third revised stipulations of partial settlement and a supplement and second supplement to the third revised stipulation of partial settlement. These settlements resolved all of the adjustments asserted in the deficiency notice.

         The Company and the Service are currently discussing the computation of the amount of tax and interest owed as a result of the settlements. See Note 2 for a discussion of the impact of the tax litigation on the Company's cash resources, and
     Note 9 for a discussion of the Company's accrued liability.

         As to the Kin-Buc Landfill

         On December 23, 1997, the Company entered into four agreements which settled lawsuits relating to the remediation of the Kin-Buc Landfill.

         In February 1979, EPA brought suit in the United States District Court for the District of New Jersey against Transtech, its subsidiaries Kin-Buc and Filcrest, certain former officers, directors and shareholders of Transtech, and Inmar, in connection with the ownership and operation of the Kin-Buc Landfill. This suit was placed on administrative hold by the Court because the Company and SCA agreed to undertake the remediation of the Landfill.

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

         In 1992, substantially all of the non-municipal waste PRPs, including substantially all of the AFP Group, filed two pleadings in the litigation involving the Company. The first was a counterclaim against Transtech, Kin-Buc and Filcrest and a third-party complaint against other owners or operators of the Kin-Buc Landfill, including, among others, Inmar, Dock Watch, Marvin H. Mahan, Meagher, the SCA Group, WMI and Gaess (the "Owner-Operator Counterclaim"). The second pleading involving the Company was a counterclaim against Transtech and a third-party complaint against parties to transactions with Transtech, including Inmar and Marvin H. Mahan, which were alleged to have been fraudulent conveyances (the "Fraudulent Conveyances Counterclaim"). In that pleading, the PRPs sought to have the consideration paid by Transtech in the conveyances returned and placed in the hands of a receiver. Discovery on the issues presented in the Fraudulent Conveyances Counterclaim and the Owner-Operator Counterclaim was proceeding, and motions to join additional parties to the Fraudulent Conveyances Counterclaim were pending at the time settlement discussions between Transtech and the AFP Group were taking place.

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

         On December 23, 1997, settlements of the litigation, including claims for contribution toward the cost of remediating the Kin-Buc Landfill, the Owner-Operator Counterclaim and the Fraudulent Conveyances Counterclaim, and settlements of the Transtech Arbitration, the SCA Arbitration and litigation relating thereto, resulting from discussions among the Transtech Group, the SCA Group and WMI, on the one hand, and among the AFP Group, the SCA Group and WMI, on the other, were reached, and four agreements effecting these settlements were executed and delivered.

         The first of these four settlement agreements was among Transtech, Kin-Buc, Filcrest, Marvin H. Mahan, Meagher, the SCA Group and the AFP Group (consisting of all but 29 non-municipal waste PRPs). In this agreement, among other things, all members of the AFP Group released all their claims against Transtech, Kin-Buc, Filcrest, Marvin H. Mahan, Meagher, Inmar and Dock Watch, among others, arising from or relating to claims for contribution and the Owner-Operator Counterclaim.

         The second settlement agreement was among Transtech, Kin-Buc, Filcrest, Marvin H. Mahan, Meagher, Inmar, Dock Watch, the SCA Group, WMI and Gaess. In this agreement, among other things, the parties agreed to terminate the 1986 Agreement and all the other agreements between or among any of them relating to the Kin-Buc Landfill, to dismiss the Transtech Arbitration and the SCA Arbitration and the related litigation, and to dismiss all their claims against the other parties arising from or relating to the Kin-Buc Landfill, including claims for contribution and the Owner-Operator Counterclaim. Transtech, Kin-Buc and Filcrest agreed to continue to prosecute their pending suit against former excess insurance carriers and to pay SCA 75% of the net recoveries of such suit, after allowances for related legal fees and federal and state income tax obligations resulting from the audit of the Company's income tax returns for the years 1982 through 1992, up to a maximum of $3.5 million. Transtech also agreed to turn over the work products of its expert witness and its attorney in the litigation to SCA, who will defend and indemnify Transtech, Kin-Buc, Filcrest, Marvin H. Mahan, Meagher, Inmar and Dock Watch from continuing claims by non-settling non-municipal waste and municipal waste PRPs in the litigation. SCA will also defend and indemnify the Company from all future liability for or in connection with the remediation of the Kin-Buc Landfill.

         The third settlement agreement was among the AFP Group and certain other PRPs, Transtech, all the third-party defendants to the Fraudulent Conveyances Counterclaim, and other parties sought to be joined in the Fraudulent Conveyances Counterclaim. In this agreement, the AFP Group and the other settling PRPs dismissed all their claims in the Fraudulent Conveyances Counterclaim in exchange for a payment $1.5 million. Of this amount, $480,000 was paid by Transtech and the balance was paid by the third-party defendants and such other parties.

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

         In April 1991, Inmar demanded that, in accordance with certain provisions of the lease from Inmar to Kin-Buc of 50 acres upon which a portion of the Kin-Buc Landfill is located, Transtech indemnify Inmar and Marvin H. Mahan against liability for remediation of such property and pay Inmar $6.6 million in damages for loss of value of its adjoining property. These demands are the subject of an October 1998 settlement agreement with Inmar discussed below.

     Insurance

         In 1995, Transtech, Kin-Buc and Filcrest commenced suit in the Superior Court of New Jersey, Middlesex County, entitled Transtech Industries, Inc. et. al v. Certain Underwriters at Lloyds et al., Docket No. MSX-L-10827-95, to obtain indemnification from its excess insurers during the period 1965 through 1986 against costs incurred in connection with the remediation of the Kin-Buc Landfill and the Tang Site and for the defense of litigation related thereto. The defendant insurers, which include various London and London Market insurance companies, First State Insurance Company and International Insurance Company, have answered the complaint against them and discovery is proceeding. All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. They also cover Inmar and other companies presently or formerly owned, controlled by or affiliated with Marvin H. Mahan.

         Mr. Mahan and such affiliated entities assigned to the Company their rights as insureds and claimants under such policies pursuant to the October 1998 settlement agreement discussed below.

     As to the Clay Deposits

         In 1988, Kin-Buc purchased 150,000 cubic yards of clay for use in the closure of the Kin-Buc Landfill for $1.2 million from Inmar. The agreement for the purchase of the clay provided that Kin-Buc would be entitled to a refund of the purchase price of clay it was unable to use. The Company used a small portion of the clay and was planning to sell the remainder to third parties.

         In May 1996 Inmar applied to the Superior Court, Essex County, New Jersey for an order vacating a 1983 order of that Court in a suit entitled State of New Jersey, Department of Environmental Protection v. Inmar Associates et al., Docket No. C-1852-83E. That order prohibited Inmar from selling its real property until all of Inmar's and Marvin H. Mahan's obligations for the environmental cleanup of a site in Carlstadt, New Jersey are fulfilled. In August 1996 the Superior Court denied Inmar's application for relief from the 1983 order, but permitted it to reapply if a sale of a specific piece of real property was upcoming.

         In October 1996 Kin-Buc learned that Inmar had contracted to sell a substantial portion of its land in Edison, New Jersey, upon which a substantial amount of the clay is situated, to Edison Expansion, Inc. ("Expansion"), an unrelated company. In November 1996 Inmar reapplied to the Superior Court for permission to complete this sale and Kin-Buc brought suit entitled Kin-Buc, Inc. v. Inmar Associates, Inc. and Edison Expansion, Inc., Docket No. MRS-C-249-96, in Superior Court, Morris County, New Jersey against Inmar and Expansion for, among other things, a declaratory judgment that Kin-Buc's rights in the clay would survive a sale of the land to Expansion, and, alternatively, a money judgment against Inmar. Inmar's reapplication for relief from the 1983 order had been moved, on the Court's motion, to the Superior Court, Morris County, where Kin-Buc's action was pending.

         In December 1996 the Superior Court permitted Inmar to sell the land to Expansion, but ordered that the net proceeds of the sale be paid into the Court to secure the fulfillment of any Carlstadt cleanup obligations which Inmar or Marvin H. Mahan may be held liable to perform. Inmar appealed this order to the Appellate Division of the Superior Court. A closing of the sale of the land to Expansion took place in January 1997, and the net proceeds of the sale, totalling approximately $530,000, were paid into the Superior Court pending the outcome of Inmar's appeal.

         In August 1997 Kin-Buc obtained a default judgment against Inmar in the amount of approximately $1.1 million, representing a refund of the purchase price of the clay Kin-Buc did not use. In October 1997 the Superior Court dismissed Kin-Buc's suit against Expansion, recognizing that Kin-Buc had already obtained a remedy in the form of a money judgment against Inmar.

         In April 1998 the Appellate Division ruled on Inmar's appeal of the December 1996 order which provided, among other things, for payment into the Superior Court of the proceeds of the sale of Inmar's land. Referring to a specific section of the State's environmental laws, the Appellate Division remanded Inmar's application for relief from the 1983 order for consideration of whether four specific methods of securing the fulfillment of cleanup obligations set forth in that section are the only permissible methods of securing such obligations. In June 1998 Inmar applied to the Superior Court, on remand, for an order vacating the December 1996 order, releasing the proceeds of the sale of Inmar's land and removing the prohibition on the sale of Inmar's other real property imposed by the 1983 order.

         On August 3, 1998 the Superior Court granted Inmar's application and vacated its December 1996 order, released the proceeds and removed the prohibition on the sale of Inmar's other real property. In December 1998, the Company received $480,000 in accordance with the terms of an October 1998 settlement agreement with Inmar, as discussed below.

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

         In December 1989, Inmar and Transtech agreed to share equally certain costs in connection with the AT&T Suit. As of December 31, 1992, Transtech paid $514,000 towards such costs. Inmar has disputed which expenses are to be shared. Further, in April 1991, Marvin H. Mahan made a demand upon Transtech for reimbursement of approximately $300,000 in costs which he incurred in connection with the AT&T Suit. The dispute concerning the shared expenses and Marvin H. Mahan's demand for reimbursement are subjects of the October 1998 settlement agreement with Inmar discussed below.

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

         In connection with its determination not to continue to contribute to the remediation of the Tang site, in March 1991 Transtech made a demand upon Tang for reimbursement of the amounts it had expended in connection with such remediation. In April 1991, Tang rejected the demand for reimbursement and demanded Transtech resume the remediation. These demands are the subject of the October 1998 settlement agreement with Tang discussed below.

     As to Negotiations with Inmar, Tang and Marvin H. Mahan

         The Company had been negotiating with Inmar, Marvin H. Mahan and Tang Realty, Inc. a corporation owned and controlled by Marvin H. Mahan (collectively, the "Mahan Interests") toward a settlement of disputes with the Company, namely, Inmar's demand for damages for loss of value of property adjoining the Kin-Buc Landfill, the sharing of legal expenses of the suit settled in 1995 pertaining to a site in Carlstadt, New Jersey, and the reimbursement of remediation costs and damages for loss of value at the Piscataway, New Jersey site owned by Tang Realty. Negotiations broadened to include the Mahan Interests' joining in the December 1997 settlement of a derivative suit stemming from litigation regarding the remediation of the Kin-Buc landfill, the satisfaction of Kin-Buc's $1.1 million judgment against Inmar and the Mahan Interests' cooperation in the prosecution of the suit against Transtech's excess insurers. In October, 1998 the Company entered into an agreement with the Mahan Interests which resolved such disputes and assigned to the Company all rights of the Mahan Interests, and certain other insured entities affiliated with the Mahan Interests, as insureds and claimants under the excess insurance policies now the subject of litigation initiated by the Company. The Company agreed to vacate Kin-Buc's judgment against Inmar in exchange for $480,000 which was paid to the Company from funds deposited with the Superior Court of New Jersey, and to pay $200,000 for the aforementioned assignment of rights under the insurance policies to be paid in two equal installments. The first installment was paid when the Company received the $480,000 from the Superior Court and the second installment is payable when the Company receives payment for claims made against the insurance carriers. An amount equal to the second installment was placed in escrow when the funds were received from the Superior Court and is included in "Other" assets in the accompanying December 31, 1998 balance sheet. The Company also agreed to indemnify Marvin H. Mahan for claims that may be made on account of past actions he took in his role as an officer and director of the Company and reimbursed Marvin H. Mahan $68,000 for a portion of the Mahan Interests' legal fees related to the Kin-Buc litigation and their efforts to release the funds held by the Superior Court. The Mahan Interests and the Company exchanged releases from all other claims each has made against the other.

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

         (In $000's)              Electricity  Environmental Corporate
                                  Generation     Services    and Other

         1998
           Operating revenues       $   252       $  496      $    -
           Intercompany revenues    $    -        $  122      $    -
           Income (loss)
             from operations        $    (3)      $  (83)     $(1,250)
           Identifiable assets      $     5(a)    $  393      $ 5,202
           Depreciation expense     $    24       $   31      $     5
           Capital expenditures     $    -        $    6      $     1

         1997
           Operating revenues       $   310       $  249      $    -
           Intercompany revenues    $    -        $  152      $    -
           Income (loss)
             from operations        $     9       $ (228)     $(2,083)
           Identifiable assets      $    29(a)    $  267      $ 6,702
           Depreciation expense     $    23       $   29      $     8
           Capital expenditures     $     9       $   73      $     8

     (a) Substantially all of the assets of the electricity generation segment are fully depreciated.

         During the years ended December 31, 1998 and 1997, eight and seven customers, respectively, of the Company accounted for 100% of the Company's consolidated operating revenues.


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

         On April 22, 1994, the Company made a loan of $75,000 to the President and Chairman of the Board of Directors of the Company, evidenced by a note which bears interest at a floating prime rate plus 1% and is due and payable as determined by the Board of Directors. Approximately $108,000 and $101,000 was outstanding with respect to the loan, including interest, as of December 31, 1998 and 1997, respectively.

         Until July 1995, the Company leased certain real property from Inmar Associates, Inc., a corporation controlled by Marvin H. Mahan, a former officer, director and principal shareholder of the Company, and the father of three of the Company's principal shareholders. No rental payments have been made since 1990 (see Note 15). Since Mr. Mahan's retirement from the Company, it has provided Mr. Mahan the use of an automobile and contributed to the expenses of maintaining an office for his use including secretarial services. Such expenses totalled approximately $10,000 and $21,000 in 1998 and 1997, respectively. In October 1998, the Company, Mr. Mahan and certain entities affiliated with him entered into an agreement which resolved outstanding disputes (see Note 15).

         On March 1, 1996, ValveCo Inc. ("ValveCo"), a newly-formed Delaware corporation organized by Three Cities Research, Inc. ("TCR"), a Delaware corporation unaffiliated with the Company or any of its directors and officers, purchased 100% of the Hunt Valve Company, Inc. common stock owned by THV Acquisition Corp., a wholly owned subsidiary of the Company, representing 79.05% of the issued and outstanding Hunt common stock. Eighty-five percent of the common stock issued by ValveCo was purchased by the TCR investors and 15% was purchased by four individuals affiliated with the Company, namely the Company's President and Chairman of the Board of Directors (7.5%), the Company's Vice President and Chief Financial Officer, who is also a member of the board (2%), a director of Hunt (1.5%) and Hunt's President and Chief Operating Officer (4%) for $150,000. These four individuals also obtained the right to acquire, for an aggregate cost of $2.3 million, an additional 12.5% of ValveCo's common stock pursuant to the exercise of performance and value-based options. In addition, the aforementioned directors and executive officers of the Company and/or Hunt were employed in various capacities by ValveCo and Hunt after the sale. The Company's President and Chairman of the Board of Directors resigned from his employment with ValveCo and Hunt effective January 1, 1997, and as a director of Hunt in August 1998. The Company's Vice President and Chief Financial Officer also resigned from his employment with ValveCo and Hunt effective January 1, 1997. These two directors and executive officers of the Company sold their equity holdings in ValveCo in August 1998. See Note 4 for discussion of Hunt's tax sharing agreement with the Company.

Transtech Industries, Inc.
Report of Independent Certified Public Accountants



To the Stockholders and the Board of Directors
Transtech Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2, 9 and 15 to the consolidated financial statements, the Company has experienced recurring operating losses and has current liabilities which exceed its available financial resources. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                               BRIGGS, BUNTING AND DOUGHERTY, LLP

Philadelphia, Pennsylvania
March 24, 1999

Transtech Industries, Inc.
Market Prices of Common Stock


     The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 1997 through December 31, 1998. The high and low bid price information has been obtained from The Nasdaq Stock Market, Inc.

 1998            High   Low             1997          High    Low
 1st quarter   $.4500 $.3125           1st quarter  $.0300  $.0300
 2nd quarter    .1875  .1875           2nd quarter   .0300   .0300
 3rd quarter    .1875  .1875           3rd quarter   .0300   .0300
 4th quarter    .2700  .1250           4th quarter   .4000   .0300

     The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions. They do not represent actual transactions.

     The number of holders of record of the Common Stock of the Company at December 31, 1998 was 271.

     The Company paid no dividends in either stock or cash in 1998 or 1997 and does not presently anticipate paying dividends in the foreseeable future.


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