Form 10KSB, Exhibit 13
period 1999-12-31
TRANSTECH INDUSTRIES INC
filed 2000-03-30
CIK 87799

Exhibit 13.  Annual Report to Stockholders.


                          TRANSTECH INDUSTRIES, INC.

                                 ANNUAL REPORT

                                     1999


COMPANY PROFILE


       Transtech Industries, Inc. and its subsidiaries provide environmental services and generate electricity utilizing methane gas. The Company's headquarters are located in Piscataway, New Jersey.




TABLE OF CONTENTS


                                                    Page

  President's Letter                                  2
  Management's Discussion and Analysis of
    Financial Condition                               4
  Consolidated Balance Sheets                        17
  Consolidated Statements of Operations              19
  Consolidated Statements of Comprehensive Income    20
    (Loss)
  Consolidated Statements of Stockholders' Equity    21
    (Deficit)
  Consolidated Statements of Cash Flows              22
  Notes to Consolidated Financial Statements         25
  Report of Independent Certified Public Accountants 58
  Market Prices of Common Stock                      59
  Directory                                          60







Transtech Industries, Inc.
President's Letter


To Our Stockholders:

            I am pleased to report that during 1999 Transtech moved forward on several fronts effecting our operations.

            As I mentioned in my letter accompanying last year's report, we had reached settlements with the Internal Revenue Service on the issues in our Tax Court case arising from the audit of our tax returns for the years 1980 through 1991. We are still awaiting final determination of the case as more fully described in this report. When the proceeding comes to conclusion, the Company will face significant cash requirements which exceed our currently available liquid assets. However, the settlements avoided the additional expense of a prolonged trial and the significant risk of an even larger tax liability.

            I also mentioned our entry into a long-term gas lease agreement related to Kinsley's Landfill. The gas lease was only one of a number of transactions we intended to complete with the lessee and its affiliates in order to provide the Company with additional liquidity. We continued to negotiate the ancillary agreements and amendments to the gas lease throughout 1999. In early 2000 we chose to terminate the negotiations and the gas lease agreement due to an inability to reach acceptable terms and conditions with the parties involved. We are considering other alternatives to these transactions.

            We have been pursuing opportunities to expand the customer base of our environmental services segment. Beginning in 1998 and throughout 1999 we devoted considerable efforts to secure a contract and related state government approval to perform the closure of a site in New Jersey. We hope these efforts will be rewarded this year; however there can be no assurances that we will be successful in these efforts. The Company believes the methodology we propose to utilize for this site may prove to be viable for other sites as well.

            We also continued to pursue the cost recovery action against our excess insurers for the significant costs the Company has incurred in connection with the remediation of several sites with which the Company had historically been involved.

            Although the Company continues its attempts to improve its


Transtech Industries, Inc.
President's Letter, cont'd



liquidity through the efforts described above and through the sale of other assets, we cannot currently determine whether the timing or amount of any cash proceeds will be sufficient to satisfy our tax liabilities and other obligations and return the Company to an expanded operating mode.


                                          Sincerely,





                                          Robert V. Silva

Transtech Industries, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations



Introduction

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

     The Company and certain subsidiaries were previously active in the resource recovery and waste management industries. These activities included the operation of three landfills and a solvents recovery facility. These sites are now closed, but the Company continues to own and/or remediate the landfills and has both incurred and accrued for the substantial costs associated therewith. The Company has also incurred significant litigation expense related to one of the three landfills owned and operated by the Company, litigation before the U.S. Tax Court, and in its ongoing litigation against certain excess insurance carriers. The Company has accrued $3.4 million through December 31, 1999 with respect to federal and state income tax obligations stemming from the litigation before the U.S. Tax Court. This estimated amount exceeds the Company's currently liquid assets. The Company is aggressively pursuing numerous alternatives to raise cash to fund its obligations. Toward this end the Company successfully completed the sale of its alkali products segment in 1995, the sale of its valve manufacturing operations in 1996 and the sale of other certain property held for sale during 1997 and 1998. However, the Company is currently unable to determine whether the timing and the amount of cash generated from the Company's continuing efforts to generate liquidity will be sufficient to discharge the Company's tax liability and its continuing operating liabilities as they come due (see the discussion of "Liquidity and Capital Resources" below and Notes 9 and 15 to the Company's Consolidated Financial Statement).

Operating Revenues

     Consolidated operating revenues decreased 87%, or $651,000, for the year ended December 31, 1999, compared to the year ended December 31, 1998. Consolidated operating revenues by business segment for the years ended December 31, 1999 and 1998 were as follows (in $000):

                                 - Quarter -              Total
1999                    1st     2nd      3rd      4th      Year
  Electric Generation  $ 31    $ 25     $  2     $ -     $   58
  Environmental Svcs.   174     212      234      163       783
  Subtotal              205     237      236      163       841
  Intercompany         (136)   (213)    (232)    (163)     (744)
  Net Operating
    Revenues           $ 69    $ 24     $  4     $  0    $   97

                                 - Quarter -              Total
1998                    1st     2nd      3rd      4th      Year

  Electric Generation  $ 65    $ 69     $ 72     $ 46    $  252
  Environmental Svcs.   244     262      351      289     1,146
  Subtotal              309     331      423      335     1,398
  Intercompany         (104)   (131)    (192)    (223)     (650)
  Net Operating
   Revenues            $205    $200     $231     $112    $  748

     The above results for the first quarter of 1999 have been restated to reflect credits issued in subsequent periods.

     Revenues from the segment which generates electricity using methane gas as fuel were $58,000 for the year ended December 31, 1999, a decrease of $194,000 or 77% compared to $252,000 for the prior year. The electricity generating facility consists of four diesel/generating units each capable of generating approximately 48,000 kwh/day at full capacity. Methane gas is a component of the landfill gas generated by a landfill site owned by the Company and located in Deptford, New Jersey. Engineering studies indicate sufficient quantities of gas at the landfill to continue the operation of the facility for approximately 12 years. Electricity generated is sold pursuant to a long term contract with a local utility. The contract has five years remaining. Revenues are a function of the number of kilowatt hours sold, the rate received per kilowatt hour and capacity payments. The Company sold 2.3 million kwh during the year ended December 31, 1999 compared to 8.7 million kwh sold in the prior year. The combined rate received (per Kilowatt and capacity payment) decreased 12% in the current period when compared to the comparable period last year. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more hours dedicated to repair and maintenance than with equipment utilizing traditional fuels. The operation experienced an increase in equipment failures and down-time for repairs in 1999 and 1998. The decline in quantity of kilowatt hours sold in 1999 is primarily due to the Company electing not to repair the diesel/generating units pending the outcome of negotiations of an offer to purchase the electricity generating operations. Such negotiations terminated during January 2000. The Company is evaluating several options with respect to future operation of the facility. The contract with the local utility allows for a continuous interruption in electricity supply for a period of up to twelve months. The Company temporarily curtailed the facility's operations during June 1999. See the discussion of "Liquidity and Capital Resources" below and Note 4 to the Company's Consolidated Financial Statements for further information regarding the lease of the landfill gas generated at this site and an offer to purchase the electricity generating operations.

   The environmental services segment provides construction, remedial and maintenance services at landfills, commercial and industrial sites, and manages methane gas recovery operations. The environmental services segment reported $783,000 of gross operating revenues for 1999 (prior to elimination of intercompany sales) compared to $1,146,000 for 1998, a decrease of 32%. Approximately $744,000 or 95% of the environmental services segment's revenues for the period, compared to $650,000 or 56% for last year, were for services provided within the consolidated group and therefore eliminated in consolidation. Substantially all the third party sales during 1999 and 1998 were to three and seven customers, respectively. Third party sales during 1999 and 1998 were $39,000 and $496,000, respectively. Such third-party revenue for 1999 and 1998 includes $30,000 and $222,000 for fees earned with respect to installation, operation and maintenance of a new gas collection system at a landfill site owned by the Company located in Deptford, New Jersey and referred to above. The new gas collection system supplements an existing system. Both systems are now owned by the entity which entered into the long term lease of the landfill gas at the site referenced above.

     The Company is continuing its efforts to expand the customer base of this segment to entities outside the consolidated group. The Company continues to provide quotes on construction and maintenance projects involving the closure and remediation of waste sites and contaminated properties. This is a competitive market in which contracts are awarded on the basis of price and experience. In particular, the Company has devoted significant time and has incurred professional fees during 1998 and 1999 in pursuit of a contract and state government approval to perform the closure of a site in New Jersey. Recycled materials are to be utilized for certain applications in the closure process. In the event the Company is awarded the contract, the Company will seek reimbursement of such professional fees, certain other contract development expenses, and construction costs from a trust to be established to finance the closure. However, there are no assurances sufficient funds will be available for reimbursement of such expenditures.

     This segment continues to perform closure activities on sites previously operated by subsidiaries of the Company. Work performed on a landfill owned by the Company and located in Deptford, New Jersey is submitted for reimbursement to a trust account established to finance the closure activities at the site (see Liquidity and Capital Resources - Liquidity).

Cost of Operations

     Consolidated direct operating costs for the year ended December 31, 1999 were $70,000, a decrease of $473,000 or 87% when compared to $543,000 reported for 1998. The costs of the electricity generating segment decreased 84% for the year ended December 31, 1999 when compared to the prior year due to a decrease in operating, repair and maintenance costs related to the electricity generating equipment as a result of the shut down. Direct operating costs for 1998 also include $44,000 for the purchase of landfill gas. Costs of the environmental services segment decreased 21% overall due primarily to the decrease in sales volume.

     Consolidated selling, general and administrative expenses for the year ended December 31, 1999 were $1,375,000, a decrease of $166,000 from $1,541,000 reported for the prior year. The decrease was primarily due to reductions in salary and benefit expenses, bad debt, and professional fees and expenses incurred with respect to the Company's environmental and tax litigation (see Note 15 to the Company's Consolidated Financial Statements). Professional fees and administrative costs continue to be incurred in support of the Company's ongoing insurance and tax litigation, marketing and asset divestiture efforts (see Liquidity and Capital Resources - Liquidity). The operating costs of the non-operating subsidiaries, consisting primarily of insurance, and franchise and real estate taxes, aggregated approximately $32,000 and $71,000 for the years ended December 31, 1999 and 1998, respectively.

Operating Loss

     The Company's consolidated operating loss for the year ended
December 31, 1999 increased to $1,348,000 from a loss of $1,336,000 reported for the prior year.

Other Income (Expense)

     Consolidated investment income decreased to $153,000 for the year ended December 31, 1999 from $207,000 reported for the prior year due primarily to a decrease in the amount of funds available for investment.

     Consolidated interest expense decreased to $3 for the year ended December 31, 1999 compared to $5 for the year ended December 31, 1998 due to a decease in the amount of outstanding funded debt.

     Interest expense reported as "Interest expense - income taxes payable" represents the amount of interest accrued on estimated income taxes payable as a result of the Company's tax litigation discussed below. The Company reported a credit of $96,000 for the year ended December 31, 1999 versus interest expense of $242,000 for the comparable period of 1998. The credit reported for 1999 reflects a decrease in the estimated income taxes payable as the Company continiues to engage in discussions with the Service regarding the calculation of taxes and interest on account of settlements executed to date.

     Consolidated gain (loss) on sale of property and equipment for the years ended December 31, 1999 and 1998 include deferred income associated with a 1992 installment sale of real property of $179,000 and $30,000, respectively.

     Consolidated miscellaneous income (expense) for the year ended December 31, 1999 increased $248,000 to $363,000 of net income when compared to $115,000 reported for the same period of 1998. Miscellaneous income for the period in 1999 includes income of $250,000 related to the settlement of claims brought against one of the Company's excess insurance carriers, and $35,000 received from the estate of an insolvent excess insurance carrier.

     Miscellaneous income for the period in 1999 and 1998 also includes income of $10,000 and $219,000, respectively, in recognition of royalty payments received from the lessee of certain of the Company's real property situated beneath the lessee's landfill. The payments are reported net of a fee payable pursuant to a consulting agreement executed in 1982. The 1998 payment was made from income earned by the lessee which was escrowed during the 1980's and released from escrow during 1998.

     The Company recognized charges totalling $218,000 in 1998 related to an October 1998 agreement which resolved issues in dispute among the Company, a former principal shareholder, director and officer of the Company and certain entities affiliated with him. These parties also assigned to the Company their rights as insureds and claimants under insurance policies now the subject of litigation initiated by the Company. The charges recognized were $50,000 to reduce the carrying-value of the Company's rights to certain clay deposits to the amount received and a charge of $168,000 included under the caption "Miscellaneous income (expense)" in recognition of certain obligations assumed by the Company pursuant to the October 1998 agreement (see Notes 8 and 15 to the Company's Consolidated Financial Statements).

Income (Loss) before Income Taxes (Credits)

     The consolidated loss from operations before income tax credits was $558,000 for the year ended December 31, 1999, compared to $1,279,000 for the prior year.

Income Taxes (Credits)

     Income tax credits for the years ended December 31, 1999 and 1998 equalled $215,000 and $332,000, respectively. As discussed below (see Liquidity and Capital Resources - Taxes), the Company filed a petition with the Tax Court to contest certain adjustments asserted in a deficiency notice issued by the Internal Revenue Service (the "Service") as a result of the Service's audit of the Company's federal tax returns for the years 1982 through 1988. The Service also conducted an audit of the Company's 1989-91 federal tax returns, which resulted in the challenge of a number of deductions claimed by the Company. Income tax credit for 1999 includes a credit of $221,000 for federal taxes which result from adjustments to the Company's estimated audit liability as the Company continues to engage in discussions with the Service regarding the calculation of taxes and interest on account of settlements executed to date (see Note 9 to the Company's Consolidated Financial Statements).

Net Loss

     Net loss for the year ended December 31, 1999 was $343,000 or $.12 per share, compared to a net loss of $947,000, or $.33 per share, for the year ended December 31, 1998.

Liquidity and Capital Resources

General

     Net cash used in operating activities for the year ended December 31, 1999 decreased to a net use of $952,000 from a use of $1,256,000 when compared to the prior year due primarily to the decrease in cash required for operations. Net cash provided by investing activities decreased this year to $865,000 from $1,597,000 again due primarily to the decrease in cash required for operations and proceeds received in 1998 with respect to the Company's rights to certain clay deposits. The use of cash in financing activities decreased to $44,000 from $47,000 for the period compared to last year, due primarily to a decrease in landfill closing costs incurred at the one site financed from the Company's general funds. Funds held by the Company in the form of cash and cash equivalents decreased as of December 31, 1999 to $474,000 from $605,000. The sum of cash, cash equivalents and marketable securities as of December 31, 1999 decreased to $1,702,000 from $2,411,000 when compared to the prior year.

     Working capital deficit was $(1.4) million for the year ended December 31, 1999 and $(1.2) million for the year ended December
31, 1998, and the ratio of current assets to current liabilities was 0.6 to 1 and 0.7 to 1 as of December 31, 1999 and 1998, respectively.

     THE COMPANY FACES SIGNIFICANT SHORT-TERM AND LONG-TERM CASH REQUIREMENTS FOR (I) FEDERAL AND STATE INCOME TAX OBLIGATIONS DISCUSSED BELOW AND IN THE NOTES TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1999, MOST OF WHICH WILL BECOME DUE FOLLOWING THE CONCLUSION OF THE TAX COURT CASE WITH THE INTERNAL REVENUE SERVICE (THE "SERVICE") OF THE COMPANY'S TAX LIABILITY FOR THE YEARS 1980 THROUGH 1991, (II) FUNDING ITS PROFESSIONAL AND ADMINISTRATIVE COSTS, AND (III) FUNDING REMEDIATION COSTS ASSOCIATED WITH SITES OF PAST OPERATIONS.

     The Company has accrued $3.4 million through December 31, 1999 with respect to the federal and state income tax obligations. This estimated amount exceeds the Company's currently liquid assets. In addition, the Company's past participation in the waste handling and disposal industries subjects the Company to future events or changes in environmental laws or regulations, which cannot be predicted at this time, which could result in material increases in remediation and closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

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

Taxes

     As discussed in greater detail below, the Company has been litigating with the Service in Tax Court over its tax liability for taxable years 1980-88. Certain issues from taxable years 1989-91 are also part of the Tax Court litigation because losses from those years were carried back to 1988. The Company has reached agreement with the Service as to all issues in the Tax Court litigation. The Company estimates that, taking into account available net operating losses and tax credits as of December 31, 1999, approximately $904,000 of federal income tax and $127,000 of state income tax, $2,399,000 of federal interest (plus additional interest from December 31, 1999 forward), will be owed when a judgment is entered at the conclusion of Tax Court litigation. (The tax liability estimates presented herein exclude penalties. The Service has conceded all of the penalties that it had asserted in the Tax Court litigation, but state tax authorities may assert that penalties are due.)

     In 1991, the Service asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. In 1994, the Company filed a petition with the Tax Court contesting many of the adjustments asserted in the deficiency notice. On June 5, 1995, August 14, 1995, March 7, 1996, July 31, 1996, January 22, 1998 and
December 21, 1998, respectively, the Company and the Service executed a stipulation of partial settlement, first, second and third revised stipulations of partial settlement and a supplement and second supplement to the third revised stipulation of settlement. These settlements resolved all of the adjustments asserted in the deficiency notice. These settlements are currently under review by the Congressional Joint Committee on Taxation.

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

     Prior to 1998, all of the adjustments from the 1980-88 period and the 1989-91 period were settled in the revised stipulations of partial settlement, except for the adjustment relating to computer equipment acquired in 1989 and a remediation deduction issue relating to prior periods. The computer leasing issue was settled in the first supplement to the third stipulation of settlement that was executed on January 22, 1998. The computer equipment issue was resolved by the Company agreeing to the disallowance of approximately $3.8 million of deductions for 1989 and no other adjustments to deductions or income for 1989 or subsequent years. On December 21, 1998, the Company entered into a second supplement to the third revised stipulation of settled issues with the Service in which the Service agreed to concede the remediation deduction issue, which was the last remaining issue in the case.

     The Company has current operating losses and net operating loss and tax credit carryforwards that will partly offset the tax liability resulting from the settled adjustments to taxable income. Taking into account such carryforwards, the estimated federal income tax and interest that is owed on account of the settlements is approximately $3,430,000, with interest through December 31, 1999 ($904,000 of taxes and $2,399,000 of interest). The settlements also will result in approximately $237,000 of state income tax (not including penalties and penalty interest that may be assessed) $110,000 of which was paid to one state during the second quarter of 1996. This state had a tax amnesty program in effect pursuant to which all interest and penalties for back taxes were waived upon payment of the tax liability. If the settlemetns are approved by the Congressional Joint Committee on Taxation, payment of the federal tax liability and the remaining state tax liability will be due after judgment is rendered at the conclusion of the Tax Court case. The $3.4 million of taxes and interest through December 31, 1999 that is estimated to be owed by the Company (plus additional interest accruing from December 31, 1999 until the obligations are settled) exceeds the Company's current liquid assets (i.e., cash and marketable securities). The Company and the Service are currently discussing the computation of the amount of tax and interest owed as a result of the settlements.

Remediation and Closure Costs

     As of December 31, 1999, the Company has accrued $11.1 million for its estimated share of remediation and closure costs related to the Company's former landfill and waste handling operations. Approximately $9.0 million is held in trust and maintained by trustees for the post-closure activities of one site located in Deptford, New Jersey (see Note 11 to the Company's Consolidated Financial Statements).

     On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill,owned and operated by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc") and substantially relieved the Company from future obligation with respect to the site (see Notes 11 and 15 to the Company's Consolidated Financial Statements). The Company and other responsible parties including SCA Services, Inc. ("SCA"), which is an affiliate of Waste Management, Inc. ("WMI") have been remediating the Kin-Buc Landfill, located in Edison, New Jersey, under an Amended Unilateral Administrative Order issued by the United States Environmental Protection Agency ("EPA") in September 1990. In November 1992, EPA issued an Administrative Order for the remediation of certain areas neighboring the Kin-Buc Landfill. The Company initiated a suit in 1990 against generators and transporters of waste deposited at a site with the intent of obtaining contribution toward the cost of remediation.

     The Company carried an accrued remediation liability of approximately $10 million related to the Kin-Buc Landfill, essentially all of which has been reversed as a result of the settlements described above. The Company recognized income in an amount equal to the reduction of such accrued remediation liability in the year ended December 31, 1997.

     In May 1997, EPA began an investigation of an area in the vicinity of the Kin-Buc Landfill known as Mound B. In May 1998, the final plan of this investigation was completed, and in February 1999, the Company received a copy of a letter sent from EPA to SCA informing SCA that EPA has concluded that hazardous materials were disposed of in Mound B. The letter also instructed SCA to provide EPA with work plans to address conditions at the mound.

     During July 1999, counsel to the Company was contacted by EPA regarding a Piscataway, New Jersey site owned by Tang Realty, Inc. ("Tang"). Tang is a corporation controlled by Marvin H. Mahan, a former director, officer and principal shareholder of the Company. EPA is performing remediation at the site and had requested information from approximately 100 potentially responsible parties concerning their involvement with the Tang site. Transtech had no direct involvement with EPA since October 1990 and had not been the recipient of an EPA request for information. The July 1999 inquiry set forth EPA's concern that the statute of limitations on any claim EPA may have against the Company with respect to the site would expire during August 1999. In consideration for EPA's agreement to defer the filing of a claim against the Company prior to the expiration of such statute of limitations, the Company agreed to enter into an agreement to extend the statute of limitations for a period of three months. In November 1999 and again in February 2000 EPA and the Company agreed to extend the statute an additional three months. During this period, EPA and the Company are to continue discussions of any potential claims EPA may be contemplating against the Company with respect to the site, and the amount of contribution EPA believes such claims may warrant toward EPA's estimated $2.4 million of unallocated remediation costs associated with the site. Pursuant to a 1988 agreement with Tang, in 1988, 1989 and 1990 Transtech spent approximately $4.3 million for the remediation of the site.

Assets Held for Sale/Claims for Past Remediation Costs

     Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 as of December 31, 1999 and 1998. The real estate included in this category consists of approximately 430 acres located in Deptford, N.J. (including approximately 100 acres upon which the landfill owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. ("Kinsley's") is situated).
The Company is actively pursuing the disposition of such property. However, based upon market conditions for real estate of this type the Company is unable to determine when such sale(s) will ultimately be consummated.

     During the fourth quarter of 1997 the Company charged $33,000 to operations to reduce the carrying value of 2 acres located in Readington Township, N.J. to $268,000, which represents proceeds received by the Company from the March 1998 sale of such property.

     In 1995, the Company commenced suit against its excess insurers during the period 1965 through 1986 to obtain a recovery of past costs and indemnification for future costs incurred in connection with the remediation of the Kin-Buc Landfill, a site located in Piscataway, N.J., and for the defense of litigation related thereto. The defendant insurers, which include various London and London Market insurance companies, First State Insurance Company and International Insurance Company. During June 1999, the Company and First State entered into an agreement pursuant to which the Company agreed to accept $250,000 in satisfaction of its current and potential future claims with respect to environmental contamination as defined in such agreement. The remaining defendants have answered the complaint against them and discovery has substantially concluded. Further proceedings have been stayed pending the outcome of settlement negotiations. Some of the London and London Market insurance companies that participated in the policies held by the Company are insolvent. The estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company. During August 1999 the Company received approximately $35,000 in satisfaction of its claims against the estate of an insolvent excess insurance carrier. The Company has committed a portion of the proceeds, if any, arising from this suit to be paid to certain third-parties in conjunction with settlements of certain litigation and fee arrangement (see Note 15 to the Company's Consolidated Financial Statements). All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. Certain companies presently or formerly owned or controlled by a former principal shareholder, director and officer of the Company are also covered, however such parties assigned their rights as holders and claimants under these policies to the Company in October 1998 (see Note 15 to the Company's Consolidated Financial Statements).

     The Company can not assure that the timing and amount of the net proceeds from the sale of such assets held for sale and the successful litigation or settlement of the insurance claims will be sufficient to meet the cash requirements of the Company discussed above.

Gas Lease and Electricity Generating Equipment

     On June 30, 1998 Kinsley's entered into two agreements with respect to its electricity generation operations. Pursuant to a Gas Lease and Easement Agreement (the "Gas Lease"), Kinsley granted to Deptford Gas Company, LLC ("DGC") the exclusive right to extract and utilize all gas produced at the landfill site for an initial lease term of 12 years with provisions for two 5 year extensions. Pursuant to a landfill gas sale agreement (the "Gas Sale Agreement") Kinsley had agreed to purchase gas from DGC for $.10 per million BTU's of gas. This Gas Sale Agreement was to terminate upon the expiration of the Gas Lease or Kinsley's sale of its electric generators.

     In addition, in connection with the above agreements, during December 1998, Kinsley entered into separate agreements with DGC, or entities affiliated with DGC for (i) the operation and maintenance by Kinsley's of the gas collection system for the benefit of DGC, (ii) the sale by Kinsley's of its electricity generating operation, (iii) the operation and maintenance by Kinsley's of the electricity generating equipment, (iv) processing of Kinsley's leachate and (v) the operation and maintenance by Kinsley's of the leachate processing equipment. The agreements relating to the sale and operation and maintenance of the electricity generating equipment were contingent upon, among other things, the buyer obtaining financing. The agreement regarding the sale of the electricity generating equipment expired May 28, 1999, in accordance with its terms. The Company and buyer continued discussions beyond May 1999, but failed to reach agreement on a transaction similar to that originally contemplated, therefore during January, 2000 the Company voided all agreements with DGC and its affiliates including the Gas Lease (see Note 4 to the Company's Consolidated Financial Statements).

Year 2000 Data Conversion

     The Company did not experience any significant disruption to business operations due to Year 2000 software failures. The
Company does not know the extent to which its customers may have been affected by such failures.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)

 December 31,                                        1999          1998

                                 Assets

 Current Assets
  Cash and cash equivalents                      $    474      $    605
  Marketable securities                             1,228         1,806
  Accounts receivable - trade
    (net of allowance for doubtful
    accounts of $2)                                   214           225
  Notes receivable                                    115           108
  Recoverable closure costs from escrow fund          158           166
  Prepaid expenses and other                          128           153

    Total current assets                            2,317         3,063

 Plant and Equipment
  Machinery and equipment                           2,894         2,891
  Less accumulated depreciation                     2,816         2,794

    Net plant and equipment                            78            97

 Other Assets
  Notes receivable                                     -            137
  Assets held for sale                              1,312         1,312
  Escrowed funds from sale of subsidiary              900           859
  Other                                               133           132

    Total other assets                              2,345         2,440

  Total Assets                                   $  4,740      $  5,600















       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's)

 December 31,                                        1999          1998

             Liabilities and Stockholders' Equity (Deficit)
 Current Liabilities
  Current portion of long-term debt              $      7      $     24
  Accounts payable                                    144           289
  Accrued income taxes                              3,430         3,747
  Deferred income taxes                                -              3
  Accrued miscellaneous expenses                      167           163

    Total current liabilities                       3,748         4,226

 Long-Term Debt                                         6            15

 Accrued Remediation and Closure Costs              2,091         2,110

 Stockholders' Equity (Deficit)
  Common stock, $.50 par value,
    10,000,000 shares authorized:
    4,714,940 shares issued                         2,357         2,357
  Additional paid-in capital                        1,516         1,516
  Retained earnings                                 6,015         6,358
  Net unrealized gains on marketable
    securities                                         21            32

    Sub-Total                                       9,909        10,263
 Treasury stock, at cost - 1,885,750 shares       (11,014)      (11,014)

    Total stockholders' equity (deficit)           (1,105)         (751)

 Total Liabilities and
    Stockholders' Equity (Deficit)               $  4,740      $  5,600













       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)

 Years ended December 31,                            1999          1998
 Net Operating Revenues                          $     97      $    748

 Cost of Operations
   Direct operating costs                              70           543
   Selling, general and
     administrative expenses                        1,375         1,541

   Total cost of operations                         1,445         2,084

 Operating Income (Loss)                           (1,348)       (1,336)

 Other Income (Expense)
   Investment income                                  153           207
   Interest expense                                    (3)           (5)
   Interest credit (expense) - income taxes payable    96          (242)
   Gain (loss) sale/disposal of property
     and equipment                                    181            32
   Writedown of clay deposits                          -            (50)
   Miscellaneous income (expense)                     363           115

   Total other income                                 790            57

 Income (Loss) Before Income Taxes (Credit)          (558)       (1,279)

 Income Taxes (Credit)                               (215)         (332)

 Net Income (Loss)                               $   (343)     $   (947)

 Basic Net Income (Loss) Per Common Share:

 Net Income (Loss) Per Common Share              $   (.12)     $   (.33)

 Weighted Average Common Shares
    Outstanding                                 2,829,190     2,829,190








       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In $000's)

 Years ended December 31,                            1999          1998

 Net Income (Loss)                                  $(343)       $ (947)

 Other Comprehensive Income (Loss), Net of Tax:

   Unrealized gains (losses) on securities:
     Valuation adjustments                            (11)          (19)
     (Provision) credit for taxes                      -             17
     Less: Gains (losses) realized during period       -             -

     Total                                            (11)           (2)


 Comprehensive Income (Loss)                       $ (354)       $ (949)

































       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In $000's)

 Years ended December 31,                            1999          1998
 Common Stock

  Balance at December 31                         $  2,357      $  2,357

 Additional Paid-In Capital

  Balance at December 31                            1,516         1,516

 Retained Earnings
  Balance at January 1                              6,358         7,305
  Net income (loss)                                  (343)         (947)

  Balance at December 31                            6,015         6,358

 Net Unrealized Gains on Marketable
  Securities
  Balance at January 1                                 32            34
  Valuation adjustments                               (11)          (19)
  (Provision) credit for taxes                         -             17

  Balance at December 31                               21            32
 Treasury Stock

  Balance at December 31                          (11,014)      (11,014)

 Total Stockholders' Equity (Deficit)            $ (1,105)     $   (751)


















       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)

 Years ended December 31,                            1999          1998
 Increase (Decrease) in Cash
   and Cash Equivalents

 Cash Flows from Operating Activities:
   Cash received from customers                   $   131       $   638
   Cash paid to suppliers and
     employees                                     (1,560)       (2,055)
   Interest and dividends received                    121           153
   Other income received                              363           115
   Interest paid                                       (3)           (5)
   Income tax paid                                     (4)           (2)
   Other assets, escrowed cash deposits                 -          (100)

     Net cash provided by (used in)
       operating activities                          (952)       (1,256)

 Cash Flows from Investing Activities:
   Proceeds from sale of marketable
     securities                                     2,171         1,520
   Purchase of marketable securities               (1,603)         (735)
   Collections on notes receivable                    315            69
   Proceeds from sale of property,
     plant and equipment                                7           270
   Purchase of property, plant
     and equipment                                    (25)           (7)
   Proceeds from receivable/clay deposits              -            480

     Net cash provided by (used in)
       investing activities                           865         1,597




       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)

 Years ended December 31,                            1999          1998
 Cash Flows from Financing Activities:
   Principal payments on
     long-term debt                               $   (25)      $   (21)
   Proceeds from issuance of
     long-term debt                                    -             -
   Payment of landfill closing
     costs                                            (19)          (26)

     Net cash provided by (used in)
       financing activities                           (44)          (47)

 Net increase (decrease) in cash
   and cash equivalents                              (131)          294
 Cash and cash equivalents at
   beginning of year                                  605           311

 Cash and cash equivalents at
   end of year                                    $   474       $   605






















       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)

 Years ended December 31,                            1999          1998
 Reconciliation of Net Income (Loss)
   to Net Cash Provided by (Used in)
   Operating Activities:
 Net income (loss)                               $   (343)     $   (947)
 Adjustments to Reconcile Net Loss
   to Net Cash Provided by (Used
   in) Operating Activities:
    Depreciation and amortization                      39            60
    Bad debt expense                                   -             31
    (Gain) loss on sale of property,
      plant and equipment                            (181)          (32)
    Writedown of clay deposits                         -             50
    Increase (decrease) in
      deferred income taxes                            (3)          353
    (Increase) decrease in assets:
      Accounts and notes receivable                    19          (128)
      Prepaid expenses and other                       17           (95)
      Net assets of discontinued operations           (41)          (42)
      Other assets                                     (1)         (100)
    Increase (decrease) in liabilities:
      Accounts payable and accrued
        miscellaneous expenses                       (141)           39
      Accrued income taxes                           (317)         (445)

Net Cash Provided by (Used in)
   Operating Activities                          $   (952)     $ (1,256)










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

     Cash and Cash Equivalents:

         The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 1999 and 1998, cash and cash equivalents includes interest-bearing cash equivalents of $389,000 and $471,000, respectively.

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

     Year 2000 Data Conversion:

         The Company did not experience any significant disruption to business operations due to Year 2000 software failures.
     The Company does not know the extent its customers' may have been effected by such failures.

     Reclassification:

         Certain reclassification have been made to the 1998 financial statements in order to conform to the presentation followed in preparing the 1999 financial statements.


Note 2 - Going Concern Uncertainty:

         The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses in each of the prior five years and it is anticipated that such operating losses will continue as general and administrative expenses are expected to exceed the Company's available earnings from its remaining operating businesses in the near-term. The Company has accrued $3,430,000 for taxes and interest relating to the settlement of issues raised by the Internal Revenue Service resulting from audits of the Company's consolidated Federal income tax returns for the years 1980 through 1988. This estimated tax liability, which will be due upon the conclusion of the Tax Court case (See Notes 9 and 15), exceeds the Company's current financial resources. The Company is aggressively pursuing numerous alternatives to raise cash to fund this liability including:(i) the disposition of all of its non-operating assets held for sale (See Note 6), (ii) the collection of amounts due the Company, and(iii) continuing legal claims against insurance carriers for recovery of past remediation costs. Toward this end the Company successfully completed the sale of its alkali products segment in 1995, the sale of its valve manufacturing operations in 1996 and the sale of other certain property held for sale during 1997 and 1998. However, the Company is currently unable to determine whether the timing and the amount of cash generated from these efforts will be sufficient to discharge the Company's tax liability and its continuing operating liabilities as they come due.
     The consolidated financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.


Note 3 - Marketable Securities:

         The Company classifies all debt and equity securities as available-for-sale securities. Available-for-sale debt securities are carried at amortized cost, which approximates fair value because of their short term to maturity. At December 31, 1999 and 1998, available-for-sale debt securities consisted of $1,169,000 and $1,736,000, respectively, of U.S. Government Securities with maturities through May 2000 and June 1999, respectively. Available-for-sale equity securities are carried at fair value as determined by quoted market prices. The portfolio of available-for-sale equity securities had a cost of $38,000 and a market value of $59,000 as of December 31, 1999 and a cost of $38,000 and a market value of $70,000 as of December 31, 1998. The aggregate excess of fair value over cost of such securities as of December 31, 1999 and 1998 of $21,000 and $32,000, respectively, is presented as a separate component of stockholders' equity. The excess of fair value over cost consisted of gross unrealized gains of $38,000 and gross unrealized losses of $17,000 as of December 31, 1999 and gross unrealized gains of $57,000 and gross unrealized losses of $25,000 as of December 31, 1998. The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in income. Proceeds from sale of available-for-sale securities during the year ended December 31, 1999 and 1998 amounted to $2,171,000 and $1,520,000, respectively.
     Dividend and interest income is accrued as earned.


Note 4 - Trade Receivable:

         On June 30, 1998, the Company's wholly-owned subsidiary Kinsley's Landfill, Inc. ("Kinsley's") entered into two agreements with respect to its electricity generation operations. Pursuant to a Gas Lease and Easement Agreement (the "Gas Lease"), Kinsley granted to Deptford Gas Company, LLC ("DGC") the exclusive right to extract and utilize all gas produced at the landfill site for an initial lease term of 12 years with provisions for two 5 year extensions. Pursuant to a landfill gas sale agreement (the "Gas Sale Agreement") Kinsley had agreed to purchase gas from DGC for $.10 per million BTU's of gas. This Gas Sale Agreement was to terminate upon the expiration of the Gas Lease or Kinsley's sale of its electricity generating operation.

         In addition, in connection with the above agreements, during December 1998, Kinsley entered into separate agreements with DGC, or entities affiliated with DGC for (i) the operation and maintenance by Kinsley's of the gas collection system for the benefit of the lessee, (ii) the sale by Kinsley's of its electricity generating operation, (iii) the operation and maintenance by Kinsley's of the electricity generating equipment, (iv) processing of Kinsley's leachate and (v) the operation and maintenance by Kinsley's of the leachate processing equipment. The agreements relating to the sale and operation and maintenance of the electricity generating equipment were contingent upon, among other things, the buyer obtaining financing. The agreement regarding the sale of the electricity generating equipment expired May 28, 1999, in accordance with its terms. The Company and buyer continued discussions beyond May 1999, but failed to reach agreement on a transaction similar to that originally contemplated, therefore during January, 2000 the Company voided all agreements with DGC and its affiliates.

         Trade Receivable as of December 31, 1999 and 1998 includes $200,000 and $171,000 respectively, for fees earned with respect to installation, operation and maintenance of a new gas collection system at a landfill site owned by the Company and referred to above. The new gas collection system supplements an existing system. Both systems are now owned by the entity which entered into the long term lease of the landfill gas at the site referenced above. The agreements with DGC and its affiliates provide that in the event of a termination of the agreements, the Company will submit DGC's cost of constructing and acquiring the gas collection systems for reimbursement from the escrow account established to finance the site's post-closure activities (see Note 11). Submittals for reimbursement must be reviewed by an independent engineering firm and approved by the New Jersey Department of Environmental Protection. The Company anticipates that amounts due it from DGC will be paid from funds received from the escrow account.



Note 5 - Notes Receivable:

     Notes receivable consist of the following (in $000's):

                                                 1999        1998

     Demand note receivable from Officer
       (See Note 18)                             $115         108

     7.25% Installment note receivable
       from sale of real property (net of
       deferred income of $179,000)
       (See Note 7)                                -          137
                                                  ___         ___
     Total notes receivable                       115         245
       Less: Current portion                      115         108
     Long-term portion                           $  0        $137


Note 6 - Assets Held for Sale:

         Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 as of December 31, 1999 and 1998. The real estate included in this category consists of approximately 430 acres located in Deptford, N.J. (including approximately 100 acres upon which the landfill, owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. is situated). The Company is actively pursuing the disposition of such property. However, based upon market conditions for real estate of this type the Company is unable to determine when such sale(s) will ultimately be consummated.

        During March 1998 the Company sold approximately 2 acres of property located in Readington Township, N.J. classified as assets held for sale for net proceeds after expenses totalling $268,000. No gain or loss has been reported in 1998 related to the sale since the proceeds approximated the carrying value of the property. During the fourth quarter of 1997 the Company charged $33,000 to operations to reduce the carrying value of the property.

         During the fourth quarter of 1992, two subsidiaries of the Company sold property consisting of approximately 569 acres of land, together with buildings and improvements and auxiliary equipment, in exchange for consideration aggregating $916,000. The consideration consisted of $66,000 in cash and $850,000 in non-recourse seven-year notes which were secured by the property purchased as well as other real estate owned by the buyers. The notes bore interest at 7.25% per annum and required principal payments of $50,000 on each of the first, second, fourth, fifth and sixth anniversaries, $200,000 payable on the third anniversary and the balance payable on the seventh anniversary. The buyer had the right to extend the payment of the seventh installment over three additional years. The notes were paid-in-full during the fourth quarter of 1999.

         The Company recognized $179,000 and $30,000 of income from this transaction for the years ended December 31, 1999 and 1998, respectively. The Company had deferred income of $179,000 as of December 31, 1998 which was recognized in 1999 under the installment method. The deferred income had been netted against the gross value of the notes receivable for financial reporting purposes.


Note 7 - Discontinued Operations:

         On March 1, 1996, the Company's wholly-owned subsidiary, THV Acquisition Corp. ("THV"), sold all of the issued and outstanding stock of Hunt Valve Company, Inc. ("Hunt") to ValveCo, Inc. A portion of the net cash proceeds of the sale ($750,000) was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of (x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which Hunt was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. No indemnification claims have been asserted. The escrowed funds, which together with $150,000 and $109,000 of accrued interest income through December 31, 1999 and 1998, respectively, are classified as long-term in the accompanying consolidated balance sheets.


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

         The provision (credit) for income taxes consists of the following (in $000's):

                                                     1999        1998
            Provision for operations
              Currently payable (refundable):
                Federal                            $   -       $ (650)
                State                                   9           2
                                                        9        (648)
              Deferred:
                Federal                                -          295
                State                                  (3)         (1)
                                                       (3)        294
              Total income tax
                provision (credit)                      6        (354)

                                                     1999        1998
            Provision for tax audits
              Currently payable:
                Federal                              (221)        (37)
                State                                  -           -
                                                     (221)
              Deferred:
                Federal                                -           59

              Total provision for tax audits         (221)         22
            Total income tax provision
            (credit)                               $ (215)     $ (332)

         Deferred tax expense results from temporary differences as follows (in $000's):
                                                     1999        1998
             Excess of tax over book
              (book over tax) depreciation        $    (7)    $    25
            Change in Federal valuation allowance
              (Net of $4,000 related to unrealized
               depreciation of available for
               sale securities)                       191          78
            Change in state valuation allowance      (270)         -
            Federal net operating loss carryforwards (180)         -
            State net operating loss carryforwards    285          -
            Non-deductible impairment losses           -          186
            Deferred gain - installment sale          (24)         (6)
            Remediation and closure costs               8           5
            Deferred state income taxes                (3)         -
            Other                                      -            6
                                                  $    -      $   294

         Deferred tax assets and liabilities at December 31, 1999 and 1998 were comprised of the following (in $000's):

                                                     1999        1998
            Deferred tax assets
              Remediation and closure costs       $    36     $    44
              Non-deductible accruals                  43          43
              Depreciation                             19          12
              Federal net operating
                loss carryforwards                    180          -
              State net operating loss
                carryforwards                         632         915
              Subtotal                                910       1,014
              Valuation allowance for deferred
                tax assets                           (901)       (977)
              Total                                     9          37

                                                     1999        1998
            Deferred tax liabilities
              Other                                   -            (3)
              Unrealized appreciation of
                equity securities                      (9)        (13)
              Installment sales                        -          (24)
              Total                                    (9)        (40)
            Net deferred tax liability            $    -     $     (3)

         Included in the accompanying balance sheet as:

            Current deferred tax liability        $    -      $    (3)
            Non-current deferred tax
              liability                                -           -
                                                  $    -      $    (3)

         The Company has recorded valuation allowances of $901,000 and $977,000 as of December 31, 1999 and 1998, respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

         At December 31, 1999 the Company and its subsidiaries had state net operating loss carryforwards of $8,408,000 which expire $355,000 in 2000, $1,030,000 in 2001, $1,485,000 in
     2002, $914,000 in 2003, $1,741,000 in 2004, $2,114,000 in 2005
     and $769,000 in 2006.

         The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss) before tax by the applicable statutory U.S. federal income tax rate (in $000's):

                                                     1999        1998
           Tax expense (credit) computed
             by applying U.S. federal
             income tax rate to income (loss)
             before income taxes (credits)          $ (190)    $ (435)
           Increases (reductions) in
             taxes resulting from:
           State income taxes (credit) net
             of federal income tax benefit               4          1
           Change in federal deferred
             tax valuation allowance                   191         78
           Other                                         1          2
                                                    $    6     $ (354)

         As discussed in greater detail below, the Company has been litigating with the Service in Tax Court over its tax liability for taxable years 1980-88. Certain issues from taxable years 1989-91 are also part of the Tax Court litigation because losses from those years were carried back to 1988. The Company has reached agreements with the Service as to all issues in the Tax Court litigation. The Company estimates that, taking into account available net operating losses and tax credits as of December 31, 1999, approximately $904,000 of federal income tax and $127,000 of state income tax, $2,399,000 of federal interest plus additional interest from December 31, 1999 until satisfaction of the tax obligations, will be owed when a judgment is entered at the conclusion of Tax Court litigation. (The tax liability estimates presented herein exclude penalties. The Service has conceded all of the penalties that it had asserted in the Tax Court litigation, but state tax authorities may assert that penalties are due.)

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

         Prior to 1998, all of the adjustments from the 1980-88 period and the 1989-91 period were settled in the revised stipulations of partial settlement, except for the adjustment relating to computer equipment acquired in 1989 and a remediation expense deduction issue relating to prior periods. The computer leasing issue was settled in the first supplement to the third stipulation of settlement that was executed on January 22, 1998. The computer equipment issue was resolved by the Company agreeing to the disallowance of approximately $3.8 million of deductions for 1989 and no other adjustments to deductions or income in respect of the computer equipment transaction for 1989 or subsequent years. On December 21, 1998, the Company entered into a second supplement to the third revised stipulation of settled issues with the Service in which the Service agreed to concede the remediation expense deduction issue, which was the last remaining issue in the case.

         The Company has current operating losses and net operating loss and tax credit carryforwards that will partly offset the tax liability resulting from the settled adjustments to taxable income. Taking into account such carryforwards, the estimated federal income tax and interest that is owed on account of the settlements is approximately $3,430,000, with interest through December 31, 1999 ($904,000 of taxes and $2,399,000 of interest). The settlements also will result in approximately $237,000 of state income tax (not including penalties and penalty interest that may be assessed) $110,000 of which was paid to one state during the second quarter of 1996. This state had a tax amnesty program in effect pursuant to which all interest and penalties for back taxes were waived upon payment of the tax liability. In conjunction with the $110,000 payment, the Company reversed approximately $240,000 of interest that was previously accrued on the $110,000 tax liability. Payment of the federal tax liability and the remaining state tax liability will be due after the conclusion of the Tax Court case. The 3,430,000 of taxes and interest through December 31, 1999 that is estimated to be owed by the Company (plus additional interest accruing from December 31, 1999 until the obligations are settled) exceeds the Company's current liquid assets (i.e., cash and marketable securities). The Company and the Service are currently discussing the computation of the amount of tax and interest owed as a result of the settlements.


Note 10 - Long-term Debt:

     Long-term debt consists of the following (in $000's):

                                                     1999        1998
            10.5% mortgage note, due
            in monthly installments, through
            April 2000, secured by certain
            land and buildings held for sale,
            carried at a cost of $358,000            $  3        $ 16

            Other obligations - vehicle financing      10          23
            Total debt                                 13          39
                Less: Current portion                   7          24
            Long-term portion                        $  6        $ 15

     Maturities

         At December 31, 1999 long-term debt matures as follows (in
     $000's):

                     2001                  $  3
                     2002                     3
                                           $  6


Note 11  - Remediation and Closure Costs:

         The Company's accruals for closure and remediation activities equal the present value of the estimated future costs related to a site less funds held in trust for such purposes. The costs of litigation associated with a site are expensed as incurred. The Company has accrued remediation and closure costs for the following sites (in $000's):

                                                     1999        1998
            Kinsley's landfill                    $ 2,004     $ 2,005
            Mac Sanitary landfill                      87         105
            Total                                 $ 2,091     $ 2,110

         Cash and securities held in certain trusts for post closure activities at Kinsley's landfill have been netted against the accrual for presentation in the Company's balance sheet.

         Kinsley's Landfill, Inc. ("Kinsley's"), a wholly-owned subsidiary of the Company, ceased accepting solid waste at its landfill in Deptford Township, New Jersey on February 6, 1987 and commenced closure of that facility. At December 31, 1999 and 1998, Kinsley's has accrued $11,038,000 and $11,225,000, respectively, for the remaining costs of closure and post-closure care of this facility, of which $9,034,000 and $9,221,000, respectively, is being held in interest-bearing escrow accounts. The accrual as of December 31, 1999 is based upon the present value of the estimated operation and maintenance costs related to the site's containment systems and treatment plant through the year 2016.

         Mac Sanitary Land Fill, Inc. ("Mac"), a wholly-owned subsidiary of the Company, operated a landfill in Deptford Township, New Jersey which ceased operations in 1977. The closure of this facility has been substantially completed. At December 31, 1999 and 1998, Mac has accrued $87,000 and $105,000, respectively, for the costs of continuing post-closure care and monitoring at the facility. The accrual as of December 31, 1999 is based upon the present value of the estimated maintenance costs of the site's containment systems through the year 2007.

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

         During July 1999, counsel to the Company was contacted by the United States Environmental Protection Agency (the "EPA") regarding the Tang site. EPA is performing remediation at the site and had requested information from approximately 100 potentially responsible parties concerning their involvement with the Tang site. Transtech had no direct involvement with EPA since October 1990 and had not been the recipient of an EPA request for information. The July 1999 inquiry set forth EPA's concern that the statute of limitations on any claim EPA may have against the Company with respect to the site would expire during August 1999. In consideration for EPA's agreement to defer the filing of a claim against the Company prior to the expiration of such statute of limitations, the Company agreed to enter into an agreement to extend the statute of limitations for a period of three months. In November 1999 and again in February 2000, EPA and the Company agreed to extend the statute an additional three months. During this period, EPA and the Company are to continue discussion of any potential claims EPA may be contemplating against the Company with respect to the site, and the amount of contribution EPA believes such claims may warrant toward EPA's estimated $2.4 million of unallocated remediation costs associated with the site.

         On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill operated in Edison, New Jersey by Kin-Buc and substantially relieved the Company from future obligation with respect to the site (see
     Note 15).

         The Kin-Buc Landfill ceased operations in 1977.
     Remediation and closure activities continue at the Kin-Buc
     Landfill pursuant to the provisions of Administrative Orders issued by EPA to the Company and other respondents, including SCA Services, Inc. ("SCA"), an unaffiliated company.

         In 1986, Transtech, Kin-Buc, Filcrest Realty, Inc. (a wholly owned subsidiary of Transtech ("Filcrest")) and Inmar (together the "Transtech Group"), and SCA and certain subsidiaries and affiliates of SCA (the "SCA Group") entered into an agreement in settlement of litigation among themselves regarding the sharing of the remediation and closure costs of the Kin-Buc Landfill.

         In September 1990, EPA issued an Administrative Order to the Company, SCA and other respondents for the remediation of the Kin-Buc Landfill (the "1990 Order") and in November 1992, for the remediation of certain areas neighboring the Kin-Buc Landfill (the "1992 Order"). Each respondent to these orders is jointly and severally liable thereunder.

         Both the 1990 Order and the 1992 Order required the Company, SCA and the other respondents to submit financial assurance to the EPA that all of the remediation required under those orders would be completed. In November 1990 the Company entered into an agreement with SCA whereby SCA submitted the guaranty by its indirect corporate parent, Waste Management, Inc. ("WMI") (formerly known as WMX Technologies, Inc.), of all of SCA's and the Company's obligations under the 1990 Order. In 1992, SCA submitted a revised guaranty by WMI to encompass SCA's and the Company's obligations under the 1992 Order, based upon an estimated aggregate remediation project cost of $99.8 million.

         The construction at Kin-Buc Landfill since July 1994 has been financed in part with funds provided by SCA and in part with funds provided from negotiated settlements with certain parties to a suit that the Company initiated in June 1990 in the United States District Court for the District of New Jersey against approximately 450 generators and transporters of waste disposed of at the site for the purpose of obtaining contribution toward the cost of remediation. The Company's cause of action against these parties arises under certain provisions of the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), which imposes joint and several liability for the remediation of certain sites upon persons responsible for the generation, transportation and disposal of wastes at such sites.

         The contractors have completed the construction required by EPA pursuant to the Orders except for an area known as Mound B discussed below. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, was estimated at the time of December 1997 settlement discussed below to be in the range of approximately $80 million to $100 million.

         In conjunction with the remediation, 26 acres of undeveloped land neighboring the site and owned by Filcrest were utilized for the construction of the containment system, treatment plant and related facilities. The property had been reflected at nominal value on the Company's financial statements.

         One of the four December 23, 1997 settlement agreements was among the Transtech Group, Marvin H. Mahan, Meagher, Inmar, Dock Watch, the SCA Group, WMI and Anthony Gaess ( a former officer and director of SCA) ("Gaess"). In this agreement, among other things, the parties agreed to terminate all the other agreements between or among any of them relating to the Kin-Buc Landfill, to dismiss the arbitration proceedings between the Company and SCA and the related litigation, and to dismiss all their claims against the other parties arising from or relating to the Kin-Buc Landfill, including claims for contribution and counterclaims. The Company agreed to continue to prosecute its pending suit against former excess insurance carriers and to pay SCA 75% of the net recoveries of such suit, after allowances for related legal fees and federal and state income tax obligations resulting from the audit of the Company's income tax returns for the years 1982 through 1992, up to a maximum of $3.5 million. The Company also agreed to turn over the work products of its expert witness and its attorney in the litigation to SCA, who will defend and indemnify the Company, Marvin H. Mahan, Robert Meagher (a former officer of the Company), Inmar and Dock Watch Quarry Pit, Inc. (a subsidiary of Inmar) ("Dock Watch"), from continuing claims by non-settling non-municipal waste and municipal waste PRPs in the litigation. SCA will also defend and indemnify the Company from all future liability for or in connection with the remediation of the Kin-Buc Landfill including the area known as Mound B.

         In May 1997, EPA began an investigation of an area known as Mound B. In May 1998, the final plan of this investigation was completed. In February 1999, the Company received a copy of a letter sent from EPA to SCA informing SCA that EPA has concluded that hazardous materials were disposed of in Mound
     B. The letter also instructed SCA to provide EPA with work plans to address conditions at the mound. The cost of studies and remediation of this area is not included in the above estimates of the total cost of the remediation.

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


Note 12 - Stockholders' Equity:

     Stock Option Plans

         At December 31, 1999, 797,000 shares of Transtech's common stock were reserved for issuance under incentive stock option plans that provide for the granting of options to employees at prices equal to the market value of Transtech's common stock on the date of grant, which options are exercisable for a period not to exceed ten years from the date of grant. Non-qualified stock options are available for grant to officers, directors, certain eligible employees and consultants at prices ranging from 50% to 100% of market value at the date of grant and these are also exercisable for a period not to exceed ten years. Options for 55,000 shares were outstanding at December 31, 1999 and 1998, all of which are exercisable.

         A summary of stock option transactions for 1999 and 1998 follows:

                                      1999                1998
                                        Weighted            Weighted
                                         Average             Average
                                        Exercise            Exercise

                               Shares     Price     Shares     Price
         Outstanding,
           beginning of year   55,000     $0.72     55,000     $0.72
         Granted                   -         -          -         -
         Exercised                 -         -          -         -
         Expired                   -         -          -         -
         Outstanding,
           end of year         55,000     $0.72     55,000     $0.72

         Options exercisable
           at year end         55,000               55,000

         The following information applies to stock options outstanding at December 31, 1999:

         Options outstanding                              55,000
         Range of exercise prices                 $0.44 to $0.75
         Weighted average exercise price                   $0.72
         Weighted average remaining life in years           1.50


Note 13 - Employee Benefit Plans:

     Retirement Savings and Profit Sharing Plans

         The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to 15% of their eligible compensation, but not in excess of amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of employees' contributions not in excess of 2% of their eligible compensation during 1999 and 1998. The plan provides that the Company's matching and profit sharing contributions may be made in cash, in shares of Company stock, or in cash and invested in shares of Company stock. Contributions to the plan for the years ended December 31, 1999 and 1998 were $2,000 and $8,000, respectively.

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


Note 14 - Lease Commitments:

         The Company leases land, office facilities, vehicles and equipment under operating leases which expire through 2005.
     Total rent expense charged to operations for all operating leases was $62,000 in both 1999 and 1998.

         Future minimum lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year are as follows (in $000's):

                         2000                   $ 45
                         2001                     46
                         2002                     40
                         2003                     41
                         2004                     42
                         Thereafter                7


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

         The second settlement agreement was among Transtech, Kin-Buc, Filcrest, Marvin H. Mahan, Meagher, Inmar, Dock Watch, the SCA Group, WMI and Gaess. In this agreement, among other things, the parties agreed to terminate the 1986 Agreement and all the other agreements between or among any of them relating to the Kin-Buc Landfill, to dismiss the Transtech Arbitration and the SCA Arbitration and the related litigation, and to dismiss all their claims against the other parties arising from or relating to the Kin-Buc Landfill, including claims for contribution and the Owner-Operator Counterclaim. Transtech, Kin-Buc and Filcrest agreed to continue to prosecute their pending suit against former excess insurance carriers and to pay SCA 75% of the net recoveries of such suit, after allowances for related legal fees and federal and state income tax obligations resulting from the audit of the Company's income tax returns for the years 1982 through 1992, up to a maximum of $3.5 million (see discussion under the heading "Insurance" below). Transtech also agreed to turn over the work products of its expert witness and its attorney in the litigation to SCA, who will defend and indemnify Transtech, Kin-Buc, Filcrest, Marvin H. Mahan, Meagher, Inmar and Dock Watch from continuing claims by non-settling non-municipal waste and municipal waste PRPs in the litigation. SCA will also defend and indemnify the Company from all future liability for or in connection with the remediation of the Kin-Buc Landfill.

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

     Insurance

         In 1995, Transtech, Kin-Buc and Filcrest commenced suit in the Superior Court of New Jersey, Middlesex County, entitled Transtech Industries, Inc. et. al v. Certain Underwriters at Lloyds et al., Docket No. MSX-L-10827-95, to obtain indemnification from its excess insurers during the period 1965 through 1986 against costs incurred in connection with the remediation of the Kin-Buc Landfill and the Tang Site and for the defense of litigation related thereto. The defendant insurers include various London and London Market insurance companies, First State Insurance Company and International Insurance Company. During June 1999, the Company and First State entered into an agreement pursuant to which the Company agreed to accept $250,000 in satisfaction of its current and potential future claims with respect to environmental contamination as defined in such agreement. The remaining defendants have answered the complaint against them and discovery has substantially concluded. Further proceedings have been stayed pending the outcome of settlement negotiations. Some of the London and London Market insurance companies that participated in the policies held by the Company are insolvent. The estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company. During August 1999 the Company received approximately $35,000 in satisfaction of its claims against the estate of an insolvent excess insurance carrier. In September 1995, the Company assigned its claims related to a site located in Carlstadt, New Jersey in conjunction with a settlement of the litigation regarding such site as discussed below. The Company also committed a portion of the proceeds, if any, arising from this excess carrier litigation be paid to WMI in conjunction with the settlement of the litigation related to the Kin-Buc Landfill as discussed above, and to legal counsel representing the Company in the suit. All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. They also cover Inmar and other companies presently or formerly owned, controlled by or affiliated with Marvin H. Mahan.

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

     As to the Carlstadt Site

         Transtech is one of 43 respondents to a September 1990 Administrative Order of EPA concerning the implementation of interim environmental remediation measures at a site in Carlstadt, New Jersey owned by Inmar and operated by Transtech as a solvents recovery plant for approximately five years ending in 1970.

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

         In September 1995, the Court approved a settlement of the AT&T Suit among Transtech, Inmar, Marvin H. Mahan, the AT&T Group and other generators and transporters of waste handled at the Carlstadt site who had contributed to the costs of the remediation of the site. Pursuant to such settlement, Transtech, Inmar and Marvin H. Mahan agreed to (i) pay $4.1 million of proceeds from settlements with primary insurers of a coverage action brought by the Company and Inmar against their primary and excess insurers, (ii) pay an additional $145,000 ($72,500 from Transtech and $72,500 from Inmar and Marvin H. Mahan), and (iii) assign their Carlstadt site-related insurance claims against an excess insurer in exchange for a complete release from these parties of all liability arising from or on account of environmental contamination at the Carlstadt site and the parties' remediation of the same. Notwithstanding such settlement, the Company may have liability in connection with the site to EPA for its costs of overseeing the remediation of the site, and to parties who had not contributed to the remediation at the time the settlement was approved but who may later do so. The Company has received no indication that EPA intends to assert a claim for oversight costs.

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

     As to the Tang Site

         Pursuant to a December 1988 agreement with Tang, in 1988, 1989 and 1990 Transtech spent approximately $4.3 million for the remediation of a Piscataway, New Jersey site owned by Tang and operated by Transtech for a limited period of time. In October 1990, Transtech determined that it would no longer continue to contribute to the remediation of that site.
     During July 1999, counsel to the Company was contacted by the United States Environmental Protection Agency (the "EPA") regarding the Tang site. EPA is performing remediation at the site and had requested information from approximately 100 potentially responsible parties concerning their involvement with the Tang site. Transtech had no direct involvement with EPA since October 1990 and had not been the recipient of an EPA request for information. The July 1999 inquiry set forth EPA's concern that the statute of limitations on any claim EPA may have against the Company with respect to the site would expire during August 1999. In consideration for EPA's agreement to defer the filing of a claim against the Company prior to the expiration of such statute of limitations, the Company agreed to enter into an agreement to extend the statute of limitations for a period of three months. In November 1999 and again in February 2000, EPA and the Company agreed to extend the statute an additional three months. During this period, EPA and the Company are to continue discussion of any potential claims EPA may be contemplating against the Company with respect to the site, and the amount of contribution EPA believes such claims may warrant toward EPA's estimated $2.4 million of unallocated remediation costs associated with the site.

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

     As to Negotiations with Inmar, Tang and Marvin H. Mahan

         The Company had been negotiating with Inmar, Marvin H. Mahan and Tang (collectively, the "Mahan Interests") toward a settlement of disputes with the Company, namely, Inmar's demand for damages for loss of value of property adjoining the Kin-Buc Landfill, the sharing of legal expenses of the suit settled in 1995 pertaining to a site in Carlstadt, New Jersey, and the reimbursement of remediation costs and damages for loss of value at the Piscataway, New Jersey site owned by Tang. Negotiations broadened to include the Mahan Interests' joining in the December 1997 settlement of a derivative suit stemming from litigation regarding the remediation of the Kin-Buc landfill, the satisfaction of Kin-Buc's $1.1 million judgment against Inmar and the Mahan Interests' cooperation in the prosecution of the suit against Transtech's excess insurers. In October, 1998 the Company entered into an agreement with the Mahan Interests which resolved such disputes and assigned to the Company all rights of the Mahan Interests, and certain other insured entities affiliated with the Mahan Interests, as insureds and claimants under the excess insurance policies now the subject of litigation initiated by the Company. The Company agreed to vacate Kin-Buc's judgment against Inmar in exchange for $480,000 which was paid to the Company from funds deposited with the Superior Court of New Jersey, and to pay $200,000 for the aforementioned assignment of rights under the insurance policies to be paid in two equal installments. The first installment was paid when the Company received the $480,000 from the Superior Court and the second installment is payable when the Company receives payment for claims made against the insurance carriers. An amount equal to the second installment was placed in escrow when the funds were received from the Superior Court and is included in "Other" assets in the accompanying December 31, 1999 and 1998 balance sheets. The Company also agreed to indemnify Marvin H. Mahan for claims that may be made on account of past actions he took in his role as an officer and director of the Company and reimbursed Marvin H. Mahan $68,000 for a portion of the Mahan Interests' legal fees related to the Kin-Buc litigation and their efforts to release the funds held by the Superior Court. The Mahan Interests and the Company exchanged releases from all other claims each has made against the other.

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

         (In $000's)              Electricity  Environmental Corporate
                                  Generation     Services    and Other
         1999
           Operating revenues       $    58       $   39      $    -
           Intercompany revenues    $    -        $  744      $    -
           Income (loss)
             from operations        $   (69)      $ (244)     $(1,035)
           Identifiable assets      $    - (a)    $  338      $ 4,402
           Depreciation expense     $     5       $   29      $     5
           Capital expenditures     $    -        $   24      $     1

         1998
           Operating revenues       $   252       $  496      $    -
           Intercompany revenues    $    -        $  650      $    -
           Income (loss)
             from operations        $    (3)      $  (83)     $(1,250)
           Identifiable assets      $     5(a)    $  393      $ 5,202
           Depreciation expense     $    24       $   31      $     5
           Capital expenditures     $    -        $    6      $     1

     (a) Substantially all of the assets of the electricity generation segment are fully depreciated.

         During the years ended December 31, 1999 and 1998, three and seven customers, respectively, of the Company accounted for 100% of the Company's consolidated operating revenues.


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

         On April 22, 1994, the Company made a loan of $75,000 to the President and Chairman of the Board of Directors of the Company, evidenced by a note which bears interest at a floating prime rate plus 1% and is due and payable as determined by the Board of Directors. Approximately $115,000 and $108,000 was outstanding with respect to the loan, including interest, as of December 31, 1999 and 1998, respectively.

         Until July 1995, the Company leased certain real property from Inmar Associates, Inc., a corporation controlled by Marvin H. Mahan, a former officer, director and principal shareholder of the Company, and the father of three of the Company's principal shareholders. No rental payments have been made since 1990 (see Note 15). Since Mr. Mahan's retirement from the Company, it has provided Mr. Mahan the use of an automobile and contributed to the expenses of maintaining an office for his use including secretarial services. Such expenses totalled approximately $10,000 in each of 1999 and 1998. In October 1998, the Company, Mr. Mahan and certain entities affiliated with him entered into an agreement which resolved outstanding disputes (see Note 15).

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

Transtech Industries, Inc.
Report of Independent Certified Public Accountants


To the Stockholders and the Board of Directors
Transtech Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

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

Philadelphia, Pennsylvania
March 22 2000

Transtech Industries, Inc.
Market Prices of Common Stock



     The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 1998 through December 31, 1999. The high and low bid price information has been obtained from The Nasdaq Stock Market, Inc.

 1998            High   Low             1999          High    Low
 1st quarter   $.4500 $.3125           1st quarter  $.1100  $.1000
 2nd quarter    .1875  .1875           2nd quarter   .2200   .1000
 3rd quarter    .1875  .1875           3rd quarter   .1000   .1000
 4th quarter    .2700  .1250           4th quarter   .1000   .0625

     The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions. They do not represent actual transactions.

     The number of holders of record of the Common Stock of the Company at December 31, 1999 was 266.

     The Company paid no dividends in either stock or cash in 1999 or 1998 and does not presently anticipate paying dividends in the foreseeable future.

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
                        and Secretary
                        Transtech Industries, Inc.  OTC Bulletin Board
                                                      Symbol:
                        Officers:
                                                    TRTI
                        Robert V. Silva
                        President and Chief         Internet Address:
                        Executive Officer
                                                    www.
                        Andrew J. Mayer, Jr.        Transtechindustries.com
                        Vice President-Finance,
                        Chief Financial Officer
                        and Secretary


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