Form 10KSB, Exhibit 13
period 2000-12-31
TRANSTECH INDUSTRIES INC
filed 2001-04-02
CIK 87799

Exhibit 13.  Annual Report to Stockholders.
























                   TRANSTECH INDUSTRIES, INC.

                          ANNUAL REPORT

                              2000



COMPANY PROFILE

       Transtech Industries, Inc. and its subsidiaries provide environmental services and generate electricity utilizing methane gas. The Company's headquarters are located in Piscataway, New Jersey.






TABLE OF CONTENTS

                                                   Page

 President's Letter                                  2
 Management's Discussion and Analysis of
   Financial Condition                               3
 Consolidated Balance Sheets                        17
 Consolidated Statements of Operations              19
 Consolidated Statements of Comprehensive Income    20
   (Loss)
 Consolidated Statements of Stockholders' Equity    21
   (Deficit)
 Consolidated Statements of Cash Flows              22
 Notes to Consolidated Financial Statements         25
 Report of Independent Certified Public Accountants 49
 Market Prices of Common Stock                      50
 Directory                                          51





Transtech Industries, Inc.
President's Letter


To Our Stockholders:

     In the last quarter of 2000 the Company concluded its litigation with the Tax Court which it began in 1994. The resulting assessed tax obligations, of approximately $3.8 million as of December 31, 2000, exceed the Company's currently liquid assets. As more fully described herein, we intend to pursue a reduction in amount, and a payment plan, for these obligations.

     We are in settlement discussions with our excess insurers regarding the litigation of claims for recovery of past remediation costs begun in 1995. The Company anticipates that a favorable resolution of the claims will result in proceeds greater than the amount of the assessed tax obligations, however, no assurance can be given that the timing and amount of proceeds from such claims will be sufficient to pay these obligations. In addition, the proceeds remaining after an immediate payment of the full tax obligations may be insufficient to satisfy the Company's other obligations and meet its operating expenses as they come due.

     During the year 2000, our environmental services subsidiary, United Environmental Services, after three years of pursuing the contract, received approval for a unique capping plan at the Southern Ocean Landfill in Ocean County, New Jersey. The plan called for using recycled materials to cover and close a portion of the landfill, and to provide sufficient tipping fees to fund the closure. However, due to market changes for recycled materials and a short initial contract period the project needs to be re-budgeted and extended. While this project had higher than anticipated legal and engineering start-up expenses, we believe it is a viable concept and it has already received interest at one other site in New Jersey.

     We are in contract negotiations for the sale of a 55 acre parcel of land adjacent to one of our closed landfills for commercial use. While the proceeds of this sale would be significant to the company, projects of this type can take up to 24 months to close.

     As always, we continue to work hard through some very complex and interrelated issues on your behalf.

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

     Certain reclassification have been made to the 1999 financial statements in order to conform to the presentation followed in preparing the 2000 financial statements.

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

Results of Operations

     The Company's operations consist of the parent company and 25 subsidiaries, two of which conduct active operations. The operations of these two subsidiaries' have been classified into two segments: the generation and sale of electricity utilizing an alternative fuel, methane gas, and the performance of environmental services. The other subsidiaries of the Company hold assets consisting primarily of cash and marketable securities, real property and contract rights.

     The Company and certain subsidiaries were previously active in the resource recovery and waste management industries. These activities included the hauling of wastes, and the operation of three landfills and a solvents recovery facility. These operations have ceased, but the Company continues to own and/or remediate the landfills and has both incurred and accrued for the substantial costs associated therewith.

     The Company has also incurred significant litigation and administrative expenses in its ongoing litigation against certain excess insurance carriers for reimbursement of past remediation expenditures, litigation before the U.S. Tax Court and litigation related to one of the three landfills owned and operated by the Company. The Company has accrued $3.8 million through December 31, 2000 with respect to federal and state income tax obligations assessed against the Company as a result of the litigation before the U.S. Tax Court discussed herein. This income tax obligation exceeds the Company's currently liquid assets.

     The Company continues to aggressively pursue various alternatives to raise cash to fund these obligations, including the claims against the excess insurance carriers, the sale of property held for sale and the sale of underperforming operations. The Company successfully completed the sale of its alkali products segment in 1995, the sale of its valve manufacturing operations in 1996 and the sale of certain property held for sale during 1997 and 1998. However, the Company is currently unable to determine whether the timing and the amount of cash generated from the Company's continuing efforts to enhance liquidity will be sufficient to discharge the Company's tax liability and its continuing operating liabilities as they come due (see the discussion of "Liquidity and Capital Resources" below and Notes 8 and 14 to the Company's Consolidated Financial Statement). The Company intends to pursue all opportunities of potential relief with respect to the payment of the tax obligation afforded it under the tax code.

Operating Revenues

     Consolidated operating revenues increased $608,000 or 627%, for the year ended December 31, 2000, compared to the year ended December 31, 1999. Consolidated operating revenues by business segment for the years ended December 31, 2000 and 1999 were as follows (in $000):

                                 - Quarter -              Total
2000                    1st     2nd      3rd      4th      Year
  Electric Generation  $ -     $ -      $  1     $ -     $    1
  Environmental Svcs.   169     385      355      382     1,291
  Subtotal              169     385      356      382     1,292
  Intercompany         (169)   (117)    (120)    (181)     (587)
  Net Operating
   Revenues            $ -     $268     $236     $201    $  705


                                 - Quarter -              Total
1999                    1st     2nd      3rd      4th      Year

  Electric Generation  $ 31    $ 25     $  2     $ -     $   58
  Environmental Svcs.   150     192      207      131       680
  Subtotal              181     217      209      131       738
  Intercompany         (116)   (189)    (205)    (131)     (641)
  Net Operating
    Revenues           $ 65    $ 28     $  4     $ -     $   97

     Revenues from the segment which generates electricity using methane gas as fuel were $1,000 for the year ended December 31, 2000, compared to $58,000 for the prior year. The electricity generating facility consists of four diesel/generating units each capable of generating approximately 48,000 kwh/day at full capacity. The decline in the quantity of kilowatt hours sold is primarily due to the Company electing not to repair the diesel/generating units pending the outcome of negotiations of offers to purchase the electricity generating operations. Electricity generated is sold pursuant to a long term contract with a local utility. The contract has four years remaining. Revenues are a function of the number of kilowatt hours sold, the rate received per kilowatt hour and capacity payments. The Company sold 33,000 kwh during the year ended December 31, 2000 compared to 2.3 million kwh sold in the prior year. The combined rate received (per Kilowatt and capacity payment) increased 74% in the current period when compared to the comparable period last year. The contract with the local utility allows for a continuous interruption in electricity supply for a period of up to twelve months. The Company temporarily curtailed the facility's operations during June 1999 and has operated one unit sporadically since June 2000. Methane gas is a component of the landfill gas generated by a landfill site owned by the Company and located in Deptford, New Jersey. Engineering studies indicate sufficient quantities of gas at the landfill to continue the operation of the facility for approximately 11 years. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more hours dedicated to repair and maintenance than with equipment utilizing traditional fuels. See the discussion of "Liquidity and Capital Resources" below and Note 4 to the Company's Consolidated Financial Statements for further information regarding the lease of the landfill gas generated at this site and an offer to purchase the electricity generating operations.

   The environmental services segment provides construction, remedial and maintenance services at landfills, commercial and industrial sites, and manages methane gas recovery operations. The environmental services segment reported $1,291,000 of gross operating revenues for 2000 (prior to elimination of intercompany sales) compared to $680,000 for 1999, an increase of 90%. Approximately $587,000 or 45% of the environmental services segment's revenues for the period, compared to $641,000 or 94% for last year, were for services provided within the consolidated group and therefore eliminated in consolidation. Substantially all the third party sales during 2000 and 1999 were to one and three customer(s), respectively. Third party sales during 2000 and 1999 were $704,000 and $39,000, respectively.

     The Company is continuing its efforts to expand the customer base of the environmental services segment to additional entities outside the consolidated group. In particular, the Company devoted significant time and incurred significant professional fees during 1998, 1999 and 2000 in pursuit of a contract and state government approval to perform the closure of the Southern Ocean Landfill ("SOLF") in New Jersey. On May 15, 2000 the Company's capping plan for SOLF was approved by the New Jersey Department of Environmental Protection (the "Capping Plan"). The Capping Plan has been limited to the grading and capping of the 12 acre lined portion of SOLF and grading and capping of a portion of the adjoining 44 acre unlined landfill area, and grading and capping of a previously used access road straddling the lined and unlined landfill areas at SOLF. Approved activities also include leachate collection and pump repair, slope stability analysis, stormwater management, gas vent installation, groundwater monitoring and associated activities. The Capping Plan calls for the use of recyclable materials where possible in the implementation of the plan. Tipping fees generated from the deposit of the recyclable materials will be paid into a new escrow fund from which the Capping Plan costs will be paid. The Company shall perform all of the above construction and managerial functions required under the Capping Plan as well as act as SOLF's agent to solicit the recyclable materials. The Company has agreed to seek payment for its services and reimbursement for its costs solely from the escrowed funds generated from the delivery of recyclable materials. In addition, the Company will seek reimbursement of the significant professional fees and certain other contract development expenses incurred during 1998, 1999 and 2000 in pursuit of the Capping Plan from the escrowed funds. However, there can be no assurance that the Company will be able to solicit sufficient quantities of recyclable material to generate sufficient funds for reimbursement of the above expenditures, or payment for the services of the Company. One recyclable material accounted for 65% of the total volume of all recycled materials to be deposited at the site. The availability of this recyclable material has declined dramatically since the project was first proposed, and the Company has a limited ability to substitute materials under the Capping Plan. As a result, the project is behind schedule and has incurred a disproportionate level of operating expenses relative to tipping fees generated. The original permit granted to complete the Capping Plan expired March 15, 2001. The estimated cost of the project was approximately $1.9 million, of which an estimated $1.4 - 1.5 million would be paid to the Company for its work on the project. The Company has proposed modifications to the Capping Plan to allow additional time in which to complete the project, and to allow additional materials to be incorporated into the plan in order to provide funding of the additional estimated project costs. The permit has been extended to May 15, 2001 to allow the state authorities time to review the proposed modifications to the Capping Plan. The Company recognized revenue of $704,000 related to this site during the twelve months ended December 31, 2000 of which $634,000 is included in Accounts receivable - trade at December 31, 2000. Such amount includes billings of $104,000 for a portion of the costs incurred and expensed in years prior to the award of the contract.

     The Company's environmental services segment continues to perform closure activities on sites previously operated by the Company's subsidiaries. Work performed on a landfill owned by the Company and located in Deptford, New Jersey is submitted for reimbursement to a trust account established to finance the closure activities at the site (see Liquidity and Capital Resources - Liquidity).

Cost of Operations

     Consolidated direct operating costs for the year ended December 31, 2000 were $189,000, an increase of $119,000 or 170%
when compared to $70,000 reported for 1999. The costs of the electricity generating segment decreased 60% for the year ended December 31, 2000 when compared to the prior year due to a decrease in operating, repair and maintenance costs related to the electricity generating equipment as a result of the limited operations and postponed repairs of the equipment. Costs of the environmental services segment increased 27% overall due primarily to the increase in sales volume.

     Consolidated selling, general and administrative expenses for the year ended December 31, 2000 were $1,407,000, an increase of $32,000 from $1,375,000 reported for the prior year. The increase in selling, general and administrative expenses is primarily due to an increase in expenditures related to the Company's business development and asset divestiture efforts in excess of a decrease in professional fees with respect to the Company's environmental and tax litigation (see Note 14 to the Company's Consolidated Financial Statements). Professional fees and administrative costs continue to be incurred in support of the Company's ongoing insurance litigation, tax issues, marketing and asset divestiture efforts (see Liquidity and Capital Resources - Liquidity). The operating costs of the non-operating subsidiaries, consisting primarily of insurance, and franchise and real estate taxes, aggregated approximately $40,000 and $32,000 for the years ended December 31, 2000 and 1999, respectively.

Operating Loss

     The Company's consolidated operating loss for the year ended
December 31, 2000 decreased to $891,000 from a loss of $1,348,000 reported for the prior year.

Other Income (Expense)

     Consolidated investment income decreased to $115,000 for the year ended December 31, 2000 from $153,000 reported for the prior year due primarily to a decrease in the amount of funds available for investment.

     Consolidated interest expense decreased to $1,000 for the year ended December 31, 2000 compared to $3,000 for the year ended December 31, 1999 due to a decease in the amount of outstanding debt.

     Interest expense reported as "Interest expense - income taxes payable" represents the amount of interest accrued on estimated income taxes payable as a result of the Company's tax litigation discussed below. The Company reported interest expense of $375,000 for the year ended December 31, 2000 versus a credit of $96,000 for the comparable period of 1999. The credit reported for 1999 reflects a decrease in the estimated income taxes payable resulting from the re-calculation of taxes and interest discussed below.

     Consolidated gain (loss) on sale of property and equipment for the year ended December 31, 1999 includes deferred income associated with a 1992 installment sale of real property of $179,000.

     Consolidated miscellaneous income (expense) for the year ended December 31, 2000 decreased $263,000 to $100,000 of net income when compared to $363,000 reported for the same period of 1999. Miscellaneous income for the period in 1999 includes income of $250,000 related to the settlement of claims brought against one of the Company's excess insurance carriers, and $35,000 received from the estate of an insolvent excess insurance carrier.

     Miscellaneous income for the period in 2000 and 1999 also includes income of $10,0000 in recognition of royalty payments received from the lessee of certain of the Company's real property situated beneath the lessee's landfill. The payments are reported net of a fee payable pursuant to a consulting agreement executed in 1982.

Income (Loss) before Income Taxes (Credits)

     The consolidated loss from operations before income taxes
(credits) was $1,052,000 for the year ended December 31, 2000, compared to $558,000 for the prior year.

Income Taxes (Credits)

     No provision for taxes was provided for the year ended December 31, 2000. Income tax credits for the year ended December 31, 1999 equalled $215,000. As discussed below (see Liquidity and Capital Resources - Taxes), the Company filed a petition with the Tax Court to contest certain adjustments asserted in a deficiency notice issued by the Internal Revenue Service (the "Service") as a result of the Service's audit of the Company's federal tax returns for the years 1982 through 1988. The Service also conducted an audit of the Company's 1989-91 federal tax returns, which resulted in the challenge of a number of deductions claimed by the Company. Income tax credit for 1999 includes a credit of $221,000 for federal taxes which result from adjustments to the Company's estimated tax liability resulting from discussions with the Service regarding the calculation of taxes and interest on account of the settlements (see Note 8 to the Company's Consolidated Financial Statements).

Net Loss

     Net loss for the year ended December 31, 2000 was $1,052,000 or $.37 per share, compared to a net loss of $343,000, or $.12 per share, for the year ended December 31, 1999.

Liquidity and Capital Resources

General

     THE COMPANY FACES SIGNIFICANT SHORT-TERM AND LONG-TERM CASH REQUIREMENTS FOR (I) FEDERAL AND STATE INCOME TAXES AND INTEREST WHICH HAVE BEEN ASSESSED AND ARE NOW DUE AS DISCUSSED BELOW AND IN THE NOTES TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2000, (II) FUNDING OBLIGATIONS AND REMEDIATION COSTS ASSOCIATED WITH SITES OF PAST OPERATIONS, AND (III) FUNDING ITS PROFESSIONAL AND ADMINISTRATIVE COSTS.

     As discussed in detail below, the Company and the Internal Revenue Service (the "Service") have settled all of its issues before the US Tax Court regarding the Company's tax liability for the years 1980 through 1991, and the federal and state income tax obligations stemming from the settlements have been assessed and are now due. The assessed tax obligation, estimated at $3.8 million through December 31, 2000, exceeds the Company's currently liquid assets. Although the Company anticipates that a favorable resolution of its claims against its insurance carriers for recoveries of past remediation costs, discussed below, will result in after-tax proceeds greater than the amount of the assessed tax obligations, the proceeds remaining after an immediate payment of the full amount of the tax obligation may be insufficient to satisfy the Company's other obligations and meet its operating expenses as they come due. The Company intends to pursue all opportunities of potential relief with respect to the payment of the tax obligation afforded it under the tax code. In addition, the Company's past participation in the waste handling and disposal industries subjects the Company to future events or changes in environmental laws or regulations, which cannot be predicted at this time, which could result in material increases in remediation and closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

     The Company continues to pursue the sale of assets held for sale and the sale of underperforming operations, however, no assurance can be given that the timing and amount of the proceeds from such sales will be sufficient to meet the cash requirements of the Company as they come due. In addition, the Company cannot ascertain whether its remaining operations and funding sources will be adequate to satisfy its future cash requirements.

     In the event of an unfavorable resolution of the insurance litigation or payment negotiations with the service, or should the proceeds of asset sales be insufficient to meet the Company's future cash requirements, including its tax liabilities, then, if other alternatives are unavailable at that time, the Company will be forced to consider a plan of liquidation of its remaining assets, whether through bankruptcy proceedings or otherwise.

Statement of Cash Flow

     Net cash used in operating activities for the year ended December 31, 2000 increased to a net use of $1,348,000 from a use of $952,000 when compared to the prior year due primarily to the decrease in cash received from customers and other income sources, including insurance claim proceeds. Net cash provided by investing activities increased this year to $971,000 from $865,000 due primarily to the receipt of escrowed funds from the sale of a subsidiary in excess of the funding of the cash used in operating activities. The use of cash in financing activities decreased to $22,000 from $44,000 for the period compared to last year, due primarily to decreases in long term debt and landfill closing costs incurred at the one site financed from the Company's general funds. Funds held by the Company in the form of cash and cash equivalents decreased as of December 31, 2000 to $75,000 from $474,000. The sum of cash, cash equivalents and marketable securities as of December 31, 2000 decreased to $1,316,000 from $1,702,000 when compared to the prior year.

     Working capital deficit was $(1.6) million for the year ended December 31, 2000 and $(1.4) million for the year ended December 31, 1999, and the ratio of current assets to current liabilities was 0.6 to 1 as of December 31, 2000 and 1999.

Taxes

     During October 2000, the Company concluded litigation, which it commenced in 1994, with the Service in Tax Court over the Company's tax liability for taxable years 1980-88 and certain issues from taxable years 1989-91. The Company settled all of the issues before the Tax Court and has reached agreement with the Service on its tax liability for all of the subsequent taxable years through 1996. The Company has been assessed $905,000 of federal income tax after taking into account available net operating losses and tax credits. In addition, the Company estimates that, as of December 31, 2000, approximately $127,000 of state income tax and $2,774,000 of federal interest are owed. State tax authorities may assert that penalties are owed in connection with the state tax liability arising from these settlements. The Company will decide whether to challenge any such state tax penalties if and when they are asserted. The Company has paid the portion of the assessment related to 1995; $9,000 for federal taxes and $5,000 for interest. The aggregate tax obligation owed as a result of the Company's settlement with the Service of the Tax Court litigation and subsequent taxable years equals approximately $3,792,000.

     As a result of the settlements, the Company has accepted approximately $5.9 million of the $33.3 million of total adjustments to income asserted by the Service for the 1980-88 period. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in Tax Court. The Service has conceded adjustments totalling $27.4 million of taxable income and $2.5 million of penalties. These settlements were accepted by the Congressional Joint Committee on Taxation during April 2000.

     The Company has filed an Offer in Compromise with the Service which requests a reduction in the amount of interest due and permission to pay the reduced obligations in installments. Payment of the state tax liability and interest will be due when amended state tax returns are filed to reflect adjustments to previously reported income resulting from these settlements. The $3.8 million of taxes and estimated interest calculated through December 31, 2000 that is owed by the Company (plus additional interest accruing from December 31, 2000 until the obligations are settled) exceeds the Company's current liquid assets (i.e. cash and marketable securities).

Remediation and Closure Costs

     As of December 31, 2000, the Company has accrued $11.1 million for its estimated share of remediation and closure costs related to the Company's former landfill and waste handling operations. Approximately $9.0 million is held in trust and maintained by trustees for the post-closure activities of one site located in Deptford, New Jersey (see Note 10 to the Company's Consolidated Financial Statements).

     The Kin-Buc Landfill, located in Edison, New Jersey, is owned and was operated by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"). The Kin-Buc Landfill and certain neighboring areas are undergoing remediation under Administrative Orders issued by the United States Environmental Protection Agency ("EPA") in September 1990 and November 1992 to the Company and other responsible parties including SCA Services, Inc. ("SCA"), which is an affiliate of Waste Management, Inc. ("WMI"). The Company initiated a suit in 1990 against generators and transporters of waste deposited at the site with the intent of obtaining contribution toward the cost of remediation. On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation. One of the December 23, 1997 agreements provided SCA's commitment to defend and indemnify the Company from all future liability for and in connection with the remediation of the site, including an area in the vicinity of the Kin-Buc Landfill known as Mound B. However, the Company remains a responsible party under the aforementioned Administrative Orders issued by EPA, and may incur administrative and legal costs complying with such Administrative Orders.

     In February 1999, the Company received a copy of a letter sent from EPA to SCA informing SCA that EPA has concluded that hazardous materials were disposed of in Mound B. The letter also instructed SCA to provide EPA with work plans to address conditions at the mound. A work plan submitted by SCA, and negotiated throughout much of 2000, was approved subject to certain contingencies, by EPA during January 2001. SCA has proposed that the work commence during April 2000 subject to the satisfaction of certain outstanding issues between SCA and EPA. During February 2000, EPA sent the Company a request for information to which the Company provided its response during May 2000. Beginning at or around the same time as the February 2000 inquiry, the Company and EPA entered into the first of a series of agreements pursuant to which EPA agreed to defer the filing of claims or commencement of litigation with respect to Mound B against the respondents of the Administrative Orders, and the Company agreed to extend the statute of limitations which may otherwise have prevented the filing of such claims or commencement of litigation. The most recent of such extensions expires June 15, 2001.

     During July 1999, counsel to the Company was contacted by EPA regarding a Piscataway, New Jersey site owned by Tang Realty, Inc. ("Tang"). Tang is a corporation controlled by Marvin H. Mahan, a former director and officer, and former principal shareholder of the Company. EPA is performing remediation at the site and had requested information from approximately 100 potentially responsible parties concerning their involvement with the Tang site. Transtech had no direct involvement with EPA since October 1990 and had not been the recipient of an EPA request for information. The July 1999 inquiry set forth EPA's concern that the statute of limitations on any claim EPA may have against the Company with respect to the site would expire during August 1999. In consideration for EPA's agreement to defer the filing of a claim against the Company prior to the expiration of such statute of limitations, the Company agreed to enter into an agreement to extend the statute of limitations for a period of three months. Subsequent to August 1999, EPA and the Company have entered into a series of agreements to extend the statute of limitations. The most recent of such extensions expires April 17, 2001. During this period, EPA and the Company are to continue discussions of any potential claims EPA may be contemplating against the Company with respect to the site, and the amount of contribution EPA believes such claims may warrant toward EPA's estimated $2.4 million of unallocated remediation costs associated with the site. Pursuant to a 1988 agreement with Tang, in 1988, 1989 and 1990 Transtech spent approximately $4.3 million for the remediation of the site.

Insurance Claims for Past Remediation Costs

     In 1995, the Company commenced suit against its excess insurers who provided coverage during the period 1965 through 1986 to obtain a recovery of past remediation costs and indemnification for future costs incurred in connection with the remediation of the Kin-Buc Landfill, the Tang site located in Piscataway, N.J., and for the defense of litigation related thereto. The defendant insurers, which include various London and London Market insurance companies, First State Insurance Company and International Insurance Company. During June 1999, the Company and First State entered into an agreement pursuant to which the Company agreed to accept $250,000 in satisfaction of its current and potential future claims with respect to environmental contamination as defined in such agreement. During July 2000, the Company and International Insurance Company entered into an agreement pursuant to which the Company agreed to accept $17,500 in satisfaction of its current and future environmental contamination claims. The remaining defendants have answered the complaint against them and discovery has substantially concluded. Further proceedings have been stayed pending the outcome of settlement negotiations. Some of the London and London Market insurance companies that participated in the policies held by the Company are insolvent. The estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company.
During August 1999 the Company received approximately $35,000 in satisfaction of its claims against the estate of an insolvent excess insurance carrier. The Company has committed a portion of the proceeds, if any, arising from this suit to be paid to certain third-parties in conjunction with the settlement of certain litigation (see Note 14 to the Company's Consolidated Financial Statements). The Company also committed a portion of the proceeds, if any, net of certain adjustments, arising from this excess carrier litigation be paid to legal counsel representing the Company in the suit and to WMI in conjunction with the settlement of the litigation related to the Kin-Buc Landfill as discussed above. All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. Certain companies presently or formerly owned or controlled by a former principal shareholder, director and officer of the Company are also covered, however such parties assigned their rights as holders and claimants under these policies to the Company in October 1998 (see Note 17 to the Company's Consolidated Financial Statements).

     The Company can not assure that the timing and amount of the net proceeds from the successful litigation or settlement of the insurance claims will be sufficient to meet the cash requirements of the Company discussed above.

Assets Held for Sale

     Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 as of December 31, 2000 and 1999. The real estate included in this category consists of approximately 430 acres of predominately vacant property located in Deptford, N.J. (including approximately 100 acres upon which the landfill owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. ("Kinsley's") is situated). The Company had attempted to maximize the consideration received for the property through the sale or lease of the Deptford Property as a recycling center/construction and demolition waste depository. However, discussions with local officials lead the Company to conclude that such plans are unlikely to be accomplished in the foreseeable future. The Company is now pursuing the disposition of the property through the sale of individual parcels and/or groups of parcels and is negotiating a contract for approximately 55 acres. However, based upon market conditions for real estate of this type the Company is unable to determine when sale(s) of the parcels will ultimately be consummated and proceeds received. The Company has been advised that developers typically will not consummate a purchase until their plans for the property have been approved by applicable local and state agencies; a process that could require two or more years to accomplish.

Escrowed Proceeds from Sale of Subsidiary

     A portion of the net cash proceeds from the 1996 sale of a subsidiary was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of
(x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which the subsidiary was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. No indemnification claims have been asserted. During December 2000, $841,000 was released to the Company from the escrowed funds at the request of the Company when it became evident that the income tax liability for the years covered by the escrow were less than $100,000. The escrowed funds with accrued interest income equal $114,000 as of December 31, 2000.

Gas Lease and Electricity Generating Equipment

     During 1998, Kinsley's entered into a series of agreements with Deptford Gas Company, LLC and entities affiliated with it (together referred herein as ("DGC")), regarding its electricity generation operations pursuant to which Kinsley's granted DGC the right to extract and utilize all gas produced at the landfill site, Kinsley's agreed to purchase gas from DGC, Kinsley's agreed to operate and maintain the gas collection system and the electricity generating equipment for the benefit of DGC, Kinsley's agreed to sell its electricity generating operation to DGC, Kinsley's granted DGC the right to process its leachate, and Kinsley's agreed to operate and maintain DGC's leachate processing equipment. DGC failed to comply with certain conditions of the agreements by their May 1999 expiration date. The Company and DGC continued discussions beyond May 1999, but failed to reach agreement on a transaction similar to that originally contemplated, therefore during January, 2000 the Company voided all agreements with DGC (see Note 4 to the Company's Consolidated Financial Statements). The Company is evaluating several options with respect to the future operation of the facility.

Year 2000 Data Conversion

     The Company did not experience any significant disruption to business operations due to Year 2000 software failures. The
Company does not know the extent to which its customers may have been affected by such failures.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)

 December 31,                                        2000          1999
                                 Assets
 Current Assets
  Cash and cash equivalents                      $     75      $    474
  Marketable securities                             1,241         1,228
  Accounts receivable - trade
    (net of allowance for doubtful
    accounts of $2)                                   846           214
  Notes receivable                                     -            115
  Recoverable closure costs from escrow fund          207           158
  Escrowed funds from sale of subsidiary              114            -
  Prepaid expenses and other                          100           128

     Total current assets                            2,583         2,317

 Plant and Equipment
  Machinery and equipment                           2,908         2,894
  Less accumulated depreciation                     2,843         2,816

    Net plant and equipment                            65            78

 Other Assets
  Assets held for sale                              1,312         1,312
  Escrowed funds from sale of subsidiary               -            900
  Other                                               149           133

    Total other assets                              1,461         2,345

  Total Assets                                   $  4,109      $  4,740













       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's)


 December 31,                                        2000          1999

             Liabilities and Stockholders' Equity (Deficit)
 Current Liabilities
  Current portion of long-term debt              $      3      $      7
  Accounts payable                                    263           144
  Accrued income taxes                              3,792         3,430
  Accrued miscellaneous expenses                      115           167

    Total current liabilities                       4,173         3,748

 Long-Term Debt                                         3             6

 Accrued Remediation and Closure Costs              2,076         2,091

 Stockholders' Equity (Deficit)
  Common stock, $.50 par value,
    10,000,000 shares authorized:
    4,714,940 shares issued                         2,357         2,357
  Additional paid-in capital                        1,516         1,516
  Retained earnings                                 4,963         6,015
  Other comprehensive income                           35            21

    Sub-Total                                       8,871         9,909
 Treasury stock, at cost - 1,885,750 shares       (11,014)      (11,014)

    Total stockholders' equity (deficit)           (2,143)       (1,105)

 Total Liabilities and
    Stockholders' Equity (Deficit)               $  4,109      $  4,740











       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)


 Years ended December 31,                            2000          1999
 Net Operating Revenues                          $    705      $     97

 Cost of Operations
   Direct operating costs                             189            70
   Selling, general and
     administrative expenses                        1,407         1,375

   Total cost of operations                         1,596         1,445

 Operating Income (Loss)                             (891)       (1,348)

 Other Income (Expense)
   Investment income                                  115           153
   Interest expense                                    (1)           (3)
   Interest credit (expense) - income taxes payable  (375)           96
   Gain on sale/disposal of property
     and equipment                                     -            181
   Miscellaneous income                               100           363

   Total other income                                (161)          790

 Income (Loss) Before Income Taxes (Credit)        (1,052)         (558)

 Income Taxes (Credit)                                 -           (215)

 Net Income (Loss)                               $ (1,052)     $   (343)

 Basic Net Income (Loss) Per Common Share:

 Net Income (Loss) Per Common Share              $   (.37)     $   (.12)

 Weighted Average Common Shares
    Outstanding                                 2,829,190     2,829,190







       See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In $000's)


 Years ended December 31,                            2000          1999

 Net Income (Loss)                                $(1,052)       $ (343)

 Other Comprehensive Income (Loss), Net of Tax:

   Unrealized gains (losses) on securities:
     Valuation adjustments                             14           (11)
     (Provision) credit for taxes                      -             -
     Less: Gains (losses) realized during period       -             -

     Total                                             14           (11)


 Comprehensive Income (Loss)                      $(1,038)       $ (354)
































       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In $000's)


 Years ended December 31,                            2000          1999
 Common Stock

  Balance at December 31                         $  2,357      $  2,357

 Additional Paid-In Capital

  Balance at December 31                            1,516         1,516

 Retained Earnings
  Balance at January 1                              6,015         6,358
  Net income (loss)                                (1,052)         (343)

  Balance at December 31                            4,963         6,015

 Other Comprehensive Income
  Balance at January 1                                 21            32
  Valuation adjustments                                14           (11)
  (Provision) credit for taxes                         -             -

  Balance at December 31                               35            21

 Treasury Stock

  Balance at December 31                          (11,014)      (11,014)

 Total Stockholders' Equity (Deficit)            $ (2,143)     $ (1,105)

















       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)


 Years ended December 31,                            2000          1999
 Increase (Decrease) in Cash
   and Cash Equivalents

 Cash Flows from Operating Activities:
   Cash received from customers                   $    24       $   131
   Cash paid to suppliers and
     employees                                     (1,490)       (1,560)
   Interest and dividends received                     32           121
   Other income received                              101           363
   Interest paid                                       (1)           (3)
   Income tax paid                                    (14)           (4)

     Net cash provided by (used in)
       operating activities                        (1,348)         (952)

 Cash Flows from Investing Activities:
   Proceeds from sale of marketable
     securities                                     2,166         2 171
   Purchase of marketable securities               (2,142)       (1,603)
   Collections on notes receivable                    122           315
   Proceeds from sale of property,
     plant and equipment                               -             7
   Purchase of property, plant
     and equipment                                    (16)          (25)
   Receipt of escrowed funds from
     sale of subsidiary                               841            -

     Net cash provided by (used in)
       investing activities                           971           865



       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


 Years ended December 31,                            2000          1999
  Cash Flows from Financing Activities:
   Principal payments on
     long-term debt                               $    (7)      $   (25)
   Payment of landfill closing
     costs                                            (15)          (19)

     Net cash provided by (used in)
       financing activities                           (22)          (44)

 Net increase (decrease) in cash
   and cash equivalents                              (399)         (131)
 Cash and cash equivalents at
   beginning of year                                  474           605

 Cash and cash equivalents at
   end of year                                    $    75       $   474


























       See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


 Years ended December 31,                            2000          1999
 Reconciliation of Net Income (Loss)
   to Net Cash Provided by (Used in)
   Operating Activities:
 Net income (loss)                               $ (1,052)     $   (343)
 Adjustments to Reconcile Net Loss
   to Net Cash Provided by (Used
   in) Operating Activities:
    Depreciation and amortization                      29            39
    Non-cash interest income                          (85)           -
    (Gain) loss on sale of property,
      plant and equipment                              -           (181)
    Increase (decrease) in
      deferred income taxes                            -             (3)
    (Increase) decrease in assets:
      Accounts and notes receivable                  (681)           19
      Prepaid expenses and other                       28            17
      Net assets of discontinued operations            -            (41)
      Other assets                                    (16)           (1)
    Increase (decrease) in liabilities:
      Accounts payable and accrued
        miscellaneous expenses                         67          (141)
      Accrued income taxes                            362          (317)

Net Cash Provided by (Used in)
   Operating Activities                          $ (1,348)     $   (952)













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

     Cash and Cash Equivalents:

         The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 2000 and 1999, cash and cash equivalents includes interest-bearing cash equivalents of $69,000 and $389,000 respectively.

     Plant and Equipment:

         Plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of 3-15 years for machinery and equipment.

     Disclosure About Fair Value of Financial Instruments:

         The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued miscellaneous expenses approximates fair value because of the short maturity of these items. The carrying amount of notes payable
     (including current portion) approximates fair value since such notes bear interest at current market rates.

         Financial instruments which potentially subject the Company to credit risk are cash and cash equivalents, and accounts receivable. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss with respect to accounts receivable.

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

     Reclassification:

         Certain reclassification have been made to the 1999 financial statements in order to conform to the presentation followed in preparing the 2000 financial statements.

Note 2 - Going Concern Uncertainty:

         The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses in each of the prior five years and it is anticipated that such operating losses will continue as general and administrative expenses are expected to exceed the Company's available earnings from its remaining operating businesses in the near-term. The Company has accrued $3.8 million for taxes and interest relating to the settlement of issues raised by the Internal Revenue Service resulting from audits of the Company's consolidated Federal income tax returns for the years 1980 through 1988. This tax liability, which has been assessed and is now due (See Notes 8 and 14), exceeds the Company's current financial resources. The Company is aggressively pursuing numerous alternatives to raise cash to fund this liability including: (i) continuing legal claims against insurance carriers for recovery of past remediation costs, (ii) the collection of amounts due the Company, and (iii) the disposition of all of its non-operating assets held for sale (See Note 6). Toward this end the Company successfully completed the sale of its alkali products segment in 1995, the sale of its valve manufacturing operations in 1996 and the sale of certain property held for sale during 1997 and 1998. However, the Company is currently unable to determine whether the timing and the amount of cash generated from these efforts will be sufficient to discharge the Company's tax liability and its continuing operating liabilities as they come due. The consolidated financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

Note 3 - Marketable Securities:

         The Company classifies all debt and equity securities as available-for-sale securities. Available-for-sale debt securities are carried at amortized cost, which approximates fair value because of their short term to maturity. At December 31, 2000 and 1999, available-for-sale debt securities consisted of $1,168,000 and $1,169,000, respectively, of U.S. Government Securities with maturities through May 2001 and May 2000, respectively. Available-for-sale equity securities are carried at fair value as determined by quoted market prices. The portfolio of available-for-sale equity securities had a cost of $38,000 and a market value of $73,000 as of December 31, 2000 and a cost of $38,000 and a market value of $59,000 as of December 31, 1999. The aggregate excess of fair value over cost of such securities as of December 31, 2000 and 1999 of $35,000 and $21,000, respectively, is presented as a separate component of stockholders' equity. The excess of fair value over cost consisted of gross unrealized gains of $49,000 and gross unrealized losses of $14,000 as of December 31, 2000 and gross unrealized gains of $38,000 and gross unrealized losses of $17,000 as of December 31, 1999. The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in income. Proceeds from sale of available-for-sale securities during the year ended December 31, 2000 and 1999 amounted to $2,166,000 and $2,171,000, respectively.
     Dividend and interest income is accrued as earned.

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

         Accounts receivable-trade as of December 31, 2000 and 1999 includes $200,000, for fees earned with respect to installation, operation and maintenance of a new gas collection system at a landfill site owned by the Company and referred to above. The new gas collection system supplements an existing system. The agreements with DGC and its affiliates provide that in the event of a termination of the agreements, the Company will submit DGC's cost of constructing and acquiring the gas collection systems for reimbursement from the escrow account established to finance the site's post-closure activities (see Note 10). Submittal for reimbursement must be reviewed by an independent engineering firm and approved by the New Jersey Department of Environmental Protection. The Company anticipates that amounts due it from DGC will be paid from funds received from the escrow account.

         Accounts receivable-trade as of December 31, 2000 includes $634,000 related to a project at the Southern Ocean Landfill ("SOLF") in New Jersey. On May 15, 2000 the Company's capping plan for SOLF was approved by the New Jersey Department of Environmental Protection (the "Capping Plan"). The Capping Plan calls for the use of recyclable materials where possible
     in the implementation of the plan.   Tipping fees generated
     from the deposit of the recyclable materials will be paid into a new escrow fund from which the Capping Plan costs will be paid. The Company has agreed to seek payment for its services and reimbursement for its costs solely from the escrowed funds generated from the delivery of recyclable materials. However, there can be no assurance that the Company will be able to solicit sufficient quantities of recyclable material to generate sufficient funds for reimbursement of the above expenditures, or payment for the services of the Company. One recyclable material accounted for 65% of the total volume of all recycled materials to be deposited at the site. The availability of this recyclable material has declined dramatically since the project was first proposed, and the Company has a limited ability to substitute materials under the Capping Plan. As a result, the project is behind schedule and has incurred a disproportionate level of operating expenses relative to tipping fees generated. The original permit granted to complete the Capping Plan expired March 15, 2001. The estimated cost of the project was approximately $1.9 million, of which an estimated $1.4 - 1.5 million would be paid to the Company for its work on the project. The Company has proposed modifications to the Capping Plan to allow additional time in which to complete the project, and to allow additional materials to be incorporated into the plan in order to provide funding of the additional estimated project costs. The permit has been extended to May 15, 2001 to allow the state authorities time to review the proposed modifications to the Capping Plan. However, there can be no assurance that regulatory approvals necessary for the continuation of the project will be granted.

Note 5 - Notes Receivable:

     Notes receivable consist of the following (in $000's):

                                                 2000        1999
     Demand note receivable from Officer
       (See Note 17)                             $ -          115
                                                  ___         ___
     Total notes receivable                        -          115
       Less: Current portion                       -          115
     Long-term portion                           $ -         $ -

Note 6 - Assets Held for Sale:

         Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 as of December 31, 2000 and 1999. The real estate included in this category consists of approximately 430 acres located in Deptford, N.J. (including approximately 100 acres upon which the landfill, owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. is situated). The Company is actively pursuing the disposition of such property. However, based upon market conditions for real estate of this type the Company is unable to determine when such sale(s) will ultimately be consummated.

         During the fourth quarter of 1992, two subsidiaries of the Company sold property consisting of approximately 569 acres of land, together with buildings and improvements and auxiliary equipment, in exchange for consideration aggregating $916,000. The consideration consisted of $66,000 in cash and $850,000 in non-recourse seven-year notes which were secured by the property purchased as well as other real estate owned by the buyers. The notes bore interest at 7.25% per annum and required principal payments of $50,000 on each of the first, second, fourth, fifth and sixth anniversaries, $200,000 payable on the third anniversary and the balance payable on the seventh anniversary. The notes were paid-in-full during the fourth quarter of 1999. The Company recognized $179,000 of income from this transaction for the year ended December 31, 1999.

Note 7 - Escrowed Proceeds from Sale of Subsidiary:

         On March 1, 1996, the Company's wholly-owned subsidiary, THV Acquisition Corp. ("THV"), sold all of the issued and outstanding stock of Hunt Valve Company, Inc. ("Hunt") to ValveCo, Inc. A portion of the net cash proceeds of the sale ($750,000) was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of (x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which Hunt was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. No indemnification claims have been asserted. The escrowed funds, which together with $150,000 of accrued interest income, equaled $950,000 as of December 31, 1999 and was classified as long-term in the accompanying consolidated balance sheets. During December 2000, $841,000 was released to the Company from the escrowed funds at the request of the Company when it became evident that the income tax liability for the years covered by the escrow was less than $100,000. The escrowed funds with accrued interest income equal $114,000 as of December 31, 2000 and are classified as current in the accompanying balance sheet since it is anticipated that the funds will be released in 2001.

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

         The provision (credit) for income taxes consists of the following (in $000's):

                                                     2000        1999
            Provision for operations
              Currently payable (refundable):
                Federal                            $   -       $   -
                State                                  -            9
                                                       -            9
              Deferred:
                Federal                                -           -

                                                     2000        1999

                State                                  -           (3)
                                                       -           (3)
              Total income tax
                provision (credit)                     -            6

            Provision for tax audits
              Currently payable:
                Federal                                -         (221)
                State                                  -           -
                                                       -         (221)
              Deferred:
                Federal                                -           -

              Total provision for tax audits           -         (221)
            Total income tax provision
            (credit)                               $   -       $ (215)

         Deferred tax expense results from temporary differences as follows (in $000's):
                                                     2000        1999
            Excess of tax over book
              (book over tax) depreciation        $     5     $    (7)
            Change in Federal valuation
              allowance (Net of $(6,000) and $4,000
              related to unrealized appreciation
              of available for sale securities)       355         191
            Change in state valuation allowance        66        (270)
            Federal net operating loss carryforwards (363)       (180)
            State net operating loss carryforwards    (69)        285
            Deferred gain - installment sale           -          (24)
            Remediation and closure costs               6           8
            Deferred state income taxes                -           (3)
                                                  $    -      $    -

         Deferred tax assets and liabilities at December 31, 2000 and 1999 were comprised of the following (in $000's):

                                                     2000        1999
            Deferred tax assets
              Remediation and closure costs       $    30     $    36
              Non-deductible accruals                  43          43
              Depreciation                             15          19
              Federal net operating
                loss carryforwards                    543         180
              State net operating loss
                carryforwards                         701         632
              Subtotal                              1,332         910

                                                     2000        1999

              Valuation allowance for deferred
                tax assets                         (1,317)       (901)
              Total                                    15           9

             Deferred tax liabilities
              Unrealized appreciation of
                equity securities                     (15)         (9)
              Total                                   (15)         (9)
            Net deferred tax liability            $    -     $     -

         Included in the accompanying balance sheet as:

            Current deferred tax liability        $    -      $    -
            Non-current deferred tax
              liability                                -           -
                                                  $    -      $    -

         The Company has recorded valuation allowances of $1,317,000 and $901,000 as of December 31, 2000 and 1999,
     respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

         At December 31, 2000 the Company had federal net operating loss carryforwards of $1,598,000 which expire $524,000 in 2019 and $1,074,000 in 2020.

         At December 31, 2000 the Company and its subsidiaries had state net operating loss carryforwards of $9,347,000 which expire $970,000 in 2001, $1,449,000 in 2002, $912,000 in 2003,
     $1,741,000 in 2004, $2,101,000 in 2005, $803,000 in 2006,
     $1,334,000 in 2007, $12,000 in 2008, $13,000 in 2009 and
     $12,000 in 2010.

         The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss)
     before tax by the applicable statutory U.S. federal income tax rate (in $000's):
                                                     2000        1999
           Tax expense (credit) computed
             by applying U.S. federal
             income tax rate to income (loss)
             before income taxes (credits)          $ (358)    $ (190)
           Increases (reductions) in
             taxes resulting from:
           State income taxes (credit) net
             of federal income tax benefit              -           4
           Change in federal deferred
             tax valuation allowance                   355        191
           Other                                         3          1
                                                    $   -      $    6

     During October 2000, the Company concluded litigation, which it commenced in 1994, with the Service in Tax Court over the Company's tax liability for taxable years 1980-88 and certain issues from taxable years 1989-91. The Company settled all of the issues before the Tax Court and has reached agreement with the Service on its tax liability for all of the subsequent taxable years through 1996. The Company has been assessed $905,000 of federal income tax after taking into account available net operating losses and tax credits. In addition, the Company estimates that, as of December 31, 2000, approximately $127,000 of state income tax and $2,774,000 of federal interest are owed.
State tax authorities may assert that penalties are owed in connection with the state tax liability arising from these settlements. The Company will decide whether to challenge any such state tax penalties if and when they are asserted. The Company has paid the portion of the assessment related to 1995; $9,000 for federal taxes and $5,000 for interest. The aggregate tax obligation owed as a result of the Company's settlement with the Service of the Tax Court litigation and subsequent taxable years equals approximately $3,792,000.

     As a result of the settlements, the Company has accepted approximately $5.9 million of the $33.3 million of total adjustments to income asserted by the Service for the 1980-88 period. Many of the adjustments accepted by the Company relate to issues on which the Service would likely have prevailed in Tax Court. The Service has conceded adjustments totalling $27.4 million of taxable income and $2.5 million of penalties. These settlements were accepted by the Congressional Joint Committee on Taxation during April 2000.

     The Company has filed an Offer in Compromise with the Service which requests a reduction in the amount of interest due and permission to pay the reduced obligations in installments. Payment of the state tax liability and interest will be due when amended state tax returns are filed to reflect adjustments to previously reported income resulting from these settlements. The $3.8 million of taxes and estimated interest calculated through December 31, 2000 that is owed by the Company (plus additional interest accruing from December 31, 2000 until the obligations are settled) exceeds the Company's current liquid assets (i.e. cash and marketable securities).

Note 9 - Long-term Debt:

     Long-term debt consists of the following (in $000's):

                                                     2000        1999
            10.5% mortgage note, due
            in monthly installments, through
            April 2000, secured by certain
            land and buildings held for sale,
            carried at a cost of $358,000            $ -         $  3

            Other obligations - vehicle financing       6          10
            Total debt                                  6          13
                Less: Current portion                   3           7
            Long-term portion                        $  3        $  6

     Maturities

         At December 31, 2000 long-term debt matures as follows (in
     $000's):
                     2002                  $  3



Note 10  - Remediation and Closure Costs:

         The Company's accruals for closure and remediation activities equal the present value of the estimated future costs related to a site less funds held in trust for such purposes. The costs of litigation associated with a site are expensed as incurred. The Company has accrued remediation and closure costs for the following sites (in $000's):

                                                     2000        1999
            Kinsley's landfill
              Accrued costs                       $11,064     $11,038
              Escrowed funds                       (9,060)     (9,034)
              Net                                   2,004       2,004
            Mac Sanitary landfill                      72          87
            Total                                 $ 2,076     $ 2,091

         Cash and securities held in certain trusts for post closure activities at Kinsley's landfill have been netted against the accrual for presentation in the Company's balance sheet.

         Kinsley's Landfill, Inc. ("Kinsley's"), a wholly-owned subsidiary of the Company, ceased accepting solid waste at its landfill in Deptford Township, New Jersey on February 6, 1987 and commenced closure of that facility. At December 31, 2000 and 1999, Kinsley's has accrued $11,064,000 and $11,038,000, respectively, for the remaining costs of closure and post-closure care of this facility, of which $9,060,000 and $9,034,000, respectively, is being held in interest-bearing escrow accounts. The accrual as of December 31, 2000 is based upon the present value of the estimated operation and maintenance costs related to the site's containment systems and treatment plant through the year 2016.

         Mac Sanitary Land Fill, Inc. ("Mac"), a wholly-owned subsidiary of the Company, operated a landfill in Deptford Township, New Jersey which ceased operations in 1977. The closure of this facility has been substantially completed. At December 31, 2000 and 1999, Mac has accrued $72,000 and $87,000, respectively, for the costs of continuing post-closure care and monitoring at the facility. The accrual as of December 31, 2000 is based upon the present value of the estimated maintenance costs of the site's containment systems through the year 2007.

         Tang Realty, Inc. ("Tang"), a company owned and controlled by Marvin H. Mahan, (a former director and officer, and former principal shareholder of the Company) and the Company entered into a settlement agreement (the "Tang Agreement") in 1988 regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang (the "Tang Site") pursuant to which the Company assumed all future remediation costs in connection with the Tang Site. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. Tang disputed the Company's right to rescind the Tang Agreement. This dispute was a subject of the October 1998 settlement discussed in Note 17. During July 1999, counsel to the Company was contacted by the United States Environmental Protection Agency (the "EPA") regarding the Tang Site. EPA is performing remediation at the site and had requested information from approximately 100 potentially responsible parties concerning their involvement with the Tang Site. Transtech had no direct involvement with EPA since October 1990 and had not been the recipient of an EPA request for information. The July 1999 inquiry set forth EPA's concern that the statute of limitations on any claim EPA may have against the Company with respect to the site would expire during August 1999. In consideration for EPA's agreement to defer the filing of a claim against the Company prior to the expiration of such statute of limitations, the Company agreed to enter into an agreement to extend the statute of limitations for a period of three months. Subsequent to August 1999, EPA and the Company have entered into a series of agreements to extend the statute of limitations. The most recent of such extensions expires April 17, 2001. During this period, EPA and the Company are to continue discussion of any potential claims EPA may be contemplating against the Company with respect to the site, and the amount of contribution EPA believes such claims may warrant toward EPA's estimated $2.4 million of unallocated remediation costs associated with the site.

         The Kin-Buc Landfill, located in Edison, New Jersey and operated by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"), ceased operations in 1977. Remediation and closure activities continue at the Kin-Buc Landfill pursuant to the provisions of Administrative Orders issued by EPA to the Company and other respondents, including SCA Services, Inc. ("SCA"), an affiliate of Waste Management, Inc. ("WMI").

         In February 1979, EPA brought suit in the United States District Court for the District of New Jersey against Transtech, its subsidiaries Kin-Buc and Filcrest Realty, Inc. ("Filcrest"), certain former officers, directors and shareholders of Transtech, and Inmar Realty, Inc. (a company owned and controlled by Marvin H. Mahan)("Inmar"), in connection with the ownership and operation of the Kin-Buc Landfill. This suit was placed on administrative hold by the Court because the Company and SCA agreed to undertake the remediation of the Landfill. In September 1990, EPA issued an Administrative Order to the Company, SCA and other respondents for the remediation of the Kin-Buc Landfill and in November 1992, for the remediation of certain areas neighboring the Kin-Buc Landfill. Each respondent to these orders is jointly and severally liable thereunder.

         On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill and substantially relieved the Company from future obligation with respect to the site (see Note 14). However, the Company remains a responsible party under the Administrative Orders issued by EPA as discussed above, and may incur administrative and legal costs complying with such Administrative Orders.

         Pursuant to one of the settlement agreements, the Company, SCA and other parties agreed to terminate all prior agreements between or among any of them relating to the Kin-Buc Landfill, and to dismiss all their claims against the other parties arising from or relating to the Kin-Buc Landfill. The Company, among other things, agreed to continue to prosecute its pending suit against former excess insurance carriers and to pay SCA 75% of the net Kin-Buc Landfill related recoveries of such suit, after allowances for related legal fees and federal and state income tax obligations resulting from the audit of the Company's income tax returns for the years 1982 through 1992, up to a maximum of $3.5 million (see Note 14 "Insurance Claims"). SCA agreed to defend and indemnify Transtech, Kin-Buc and Filcrest from continuing claims by non-settling non-municipal waste and municipal waste potentially responsible parties ("PRPs") in the litigation. SCA will also defend and indemnify the Company from all future liability for or in connection with the remediation of the Kin-Buc Landfill.

         The construction at Kin-Buc Landfill since July 1994 has been financed in part with funds provided by SCA and in part with funds provided from persons responsible for the generation, transportation and disposal of wastes at the site pursuant to certain provisions of the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA").

         The contractors have completed the construction required by EPA pursuant to the Administrative Orders except for an area neighboring the Kin-Buc Landfill known as Mound B discussed below. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, was estimated at the time of December 1997 settlement discussed below to be in the range of approximately $80 million to $100 million.

         In conjunction with the remediation, 26 acres of undeveloped land neighboring the site and owned by Filcrest were utilized for the construction of the containment system, treatment plant and related facilities. The property had been reflected at nominal value on the Company's financial statements.

         In May 1997, EPA began an investigation of the area known as Mound B. In May 1998, the final plan of this investigation was completed. In February 1999, the Company received a copy of a letter sent from EPA to SCA informing SCA that EPA has concluded that hazardous materials were disposed of in Mound
     B. The letter also instructed SCA to provide EPA with work plans to address conditions at the mound. A work plan submitted by SCA, and negotiated throughout much of 2000, was approved subject to certain contingencies, by EPA during January 2001. SCA has proposed that the work commence during April 2001 subject to the satisfaction of certain outstanding issues between SCA and EPA. The cost of studies and remediation of this area is not included in the above estimates of the total cost of the remediation. (See Note 14 "As to the Kin-Buc Landfill").

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

Note 11 - Stockholders' Equity:

     Stock Option Plans

         At December 31, 2000, 797,000 shares of Transtech's common stock were reserved for issuance under incentive stock option plans that provide for the granting of options to employees at prices equal to the market value of Transtech's common stock on the date of grant, which options are exercisable for a period not to exceed ten years from the date of grant. Non-qualified stock options are available for grant to officers, directors, certain eligible employees and consultants at prices ranging from 50% to 100% of market value at the date of grant and these are also exercisable for a period not to exceed ten years. Options for 55,000 shares were outstanding at December 31, 2000 and 1999, all of which are exercisable.

         A summary of stock option transactions for 2000 and 1999 follows:

                                      2000                1999
                                        Weighted            Weighted
                                         Average             Average
                                        Exercise            Exercise
                               Shares     Price     Shares     Price
         Outstanding,
           beginning of year   55,000     $0.72     55,000     $0.72
         Granted                   -         -          -         -
         Exercised                 -         -          -         -
         Expired                   -         -          -         -
         Outstanding,
           end of year         55,000     $0.72     55,000     $0.72

         Options exercisable
           at year end         55,000               55,000

         The following information applies to stock options outstanding at December 31, 2000:

         Options outstanding                              55,000
         Range of exercise prices                 $0.44 to $0.75
         Weighted average exercise price                   $0.72
         Weighted average remaining life in years           0.50

     Stock Grant

         On February 7, 2001, the Company's Board of Directors approved the grant of 150,000 shares of the Company's Common Stock for the benefit of the Company's officers, directors and employees pursuant to the Company's 2001 Employee Stock Plan. All 150,000 shares were registered on March 23, 2001 and issued to the beneficiaries on March 27, 2001.

Note 12 - Employee Benefit Plans:

     Retirement Savings and Profit Sharing Plans

         The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to 15% of their eligible compensation, but not in excess of amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of employees' contributions not in excess of 2% of their eligible compensation during 2000 and 1999. The plan provides that the Company's matching and profit sharing contributions may be made in cash, in shares of Company stock, or in cash and invested in shares of Company stock. Contributions to and administrative expenses of the plan paid by the Company for the years ended December 31, 2000 and 1999 were $7,000 and $3,000, respectively.

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

Note 13 - Lease Commitments:

         The Company leases office facilities, vehicles and equipment under operating leases which expire through 2005. Total rent expense charged to operations for all operating leases was $62,000 for the years ended December 31, 2000 and 1999.

         Future minimum lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year are as follows (in $000's):

                         2001                     57
                         2002                     51
                         2003                     46
                         2004                     42
                         2005                      7

Note 14 - Legal Proceedings:

         As to Federal Tax Liabilities

         In 1991, the Internal Revenue Service (the "Service") asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. On February 9, 1994, the Company filed a petition with the Tax Court contesting many of the proposed adjustments asserted in the deficiency notice entitled Transtech Industries, Inc. v. Commissioner of Internal Revenue Service. On June 5, 1995, August 14, 1995, March 7, 1996, July 31,
     1996, January 22, 1998 and December 21, 1998, respectively, the Company and the Service executed a stipulation of partial settlement, first, second and third revised stipulations of partial settlement and a supplement and second supplement to the third revised stipulation of partial settlement. These settlements resolved all of the adjustments asserted in the deficiency notice. The settlements were subject to the review of Congressional Joint Committee on Taxation which approved the settlements during April 2000. The Litigation was concluded during October 2000 and assessments issued during the first quarter of 2001.

         See Note 2 for a discussion of the impact of the tax litigation on the Company's cash resources, and Note 8 for a discussion of the Company's accrued liability.

     Insurance Claims

         In 1995, Transtech, Kin-Buc and Filcrest commenced suit in the Superior Court of New Jersey, Middlesex County, entitled Transtech Industries, Inc. et. al v. Certain Underwriters at Lloyds et al., Docket No. MSX-L-10827-95, to obtain indemnification from its excess insurers who provided coverage during the period 1965 through 1986 against costs incurred in connection with the remediation of the Kin-Buc Landfill and the Tang Site (discussed below) and for the defense of litigation related thereto. The defendant insurers include various London and London Market insurance companies, First State Insurance Company and International Insurance Company. During June 1999, the Company and First State entered into an agreement pursuant to which the Company agreed to accept $250,000 in satisfaction of its current and potential future claims with respect to environmental contamination as defined in such agreement. During July 2000, the Company and International Insurance Company entered into an agreement pursuant to which the Company agreed to accept $17,500 in satisfaction of its current and future environmental
     contamination claims.   The remaining defendants have answered
     the complaint against them and discovery has substantially concluded. Further proceedings have been stayed pending the outcome of settlement negotiations. Some of the London and London Market insurance companies that participated in the policies held by the Company are insolvent. The estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company. During August 1999 the Company received approximately $35,000 in satisfaction of its claims against the estate of an insolvent excess insurance carrier. In September 1995, the Company assigned its claims related to a site located in Carlstadt, New Jersey in conjunction with a settlement of the litigation regarding such site as discussed below. The Company also committed a portion of the proceeds, if any, net of certain adjustments, arising from this excess carrier litigation be paid to legal counsel representing the Company in the suit and to WMI in conjunction with the settlement of the litigation related to the Kin-Buc Landfill as discussed above. All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. They also cover Inmar and other companies presently or formerly owned, controlled by or affiliated with Marvin H. Mahan.

         Mr. Mahan and such affiliated entities assigned to the Company their rights as insureds and claimants under such policies pursuant to the October 1998 settlement agreement
     (See Note 17).

         As to the Kin-Buc Landfill

         The Kin-Buc Landfill, located in Edison, New Jersey, is owned and was operated by the Company's subsidiary, Kin-Buc. The Kin-Buc Landfill and certain neighboring areas are undergoing remediation under an Amended Unilateral Administrative Order issued by EPA in September 1990 and November 1992 to the Company and other responsible parties including SCA, which is an affiliate of WMI. In 1990, Transtech, Kin-Buc and Filcrest commenced a suit in the United States District Court for the District of New Jersey entitled Transtech Industries, Inc. et al. v. A&Z Septic Clean et al. against non-municipal generators and transporters of hazardous waste disposed of at the Kin-Buc Landfill (the "PRPs") for contribution towards the cost of remediating the Kin-Buc Landfill. On December 23, 1997, the Company entered into four agreements which settled this suit, earlier suits and derivative lawsuits all related to the allocation of costs of remediation. One of the December 23, 1997 agreements provided SCA's commitment to defend and indemnify the Company from all future liability for and in connection with the remediation of the site, including an area in the vicinity of the Kin-Buc Landfill known as Mound B. However, the Company remains a responsible party under the aforementioned Administrative Orders issued by EPA, and may incur administrative and legal costs complying with such Administrative Orders.

         In May 1997, EPA began an investigation of the area known as Mound B. In May 1998, the final plan of this investigation was completed, and in February 1999, the Company received a copy of a letter sent from EPA to SCA informing SCA that EPA has concluded that hazardous materials were disposed of in Mound B. The letter also instructed SCA to provide EPA with work plans to address conditions at the mound. A work plan submitted by SCA, and negotiated throughout much of 2000, was approved subject to certain contingencies, by EPA during January 2001. SCA has proposed that the work commence during April 2001 subject to the satisfaction of certain outstanding issues between SCA and EPA.

         During February 2000, EPA sent the Company a request for information to which the Company provided its response during May 2000. Beginning at or around the same time as the February 2000 inquiry, the Company and EPA entered into the first of a series of agreements pursuant to which EPA agreed to defer the filing of claims or commencement of litigation with respect to Mound B against the respondents, and the Company agreed to extend the statute of limitations which may otherwise have prevented the filing of such claims or commencement of litigation. The most recent of such extensions expires June 15, 2001.

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

         In September 1995, the Court approved a settlement of the AT&T Suit among Transtech, Inmar, Marvin H. Mahan, the AT&T Group and other generators and transporters of waste handled at the Carlstadt site who had contributed to the costs of the remediation of the site. Pursuant to such settlement, Transtech, Inmar and Marvin H. Mahan agreed to (i) pay $4.1 million of proceeds from settlements with primary insurers of a coverage action brought by the Company and Inmar against their primary and excess insurers, (ii) pay an additional $145,000 ($72,500 from Transtech and $72,500 from Inmar and Marvin H. Mahan), and (iii) assign their Carlstadt site-related insurance claims against excess insurers (see "Insurance Claims" above) in exchange for a complete release from these parties of all liability arising from or on account of environmental contamination at the Carlstadt site and the parties' remediation of the same. Notwithstanding such settlement, the Company may have liability in connection with the site to EPA for its costs of overseeing the remediation of the site, and to parties who had not contributed to the remediation at the time the settlement was approved but who may later do so. The Company has received no indication that EPA intends to assert a claim for oversight costs.

         In December 1989, Inmar and Transtech agreed to share equally certain costs in connection with the AT&T Suit. As of December 31, 1992, Transtech paid $514,000 towards such costs. Inmar disputed which expenses are to be shared. Further, in April 1991, Marvin H. Mahan made a demand upon Transtech for reimbursement of approximately $300,000 in costs which he incurred in connection with the AT&T Suit. The dispute concerning the shared expenses and Marvin H. Mahan's demand for reimbursement are subjects of the October 1998 settlement agreement with Inmar (see Note 17).

     As to the Tang Site

         Pursuant to a December 1988 agreement with Tang, in 1988, 1989 and 1990 Transtech spent approximately $4.3 million for the remediation of a Piscataway, New Jersey site owned by Tang (the "Tang Site"). In October 1990, the Company rescinded the agreement based on a reassessment of its involvement at that site. During July 1999, counsel to the Company was contacted by EPA regarding the Tang Site. EPA is performing remediation at the site and had requested information from approximately 100 potentially responsible parties concerning their involvement with the Tang site. Transtech had no direct involvement with EPA since October 1990 and had not been the recipient of an EPA request for information. The July 1999 inquiry set forth EPA's concern that the statute of limitations on any claim EPA may have against the Company with respect to the site would expire during August 1999. In consideration for EPA's agreement to defer the filing of a claim against the Company prior to the expiration of such statute of limitations, the Company agreed to enter into an agreement to extend the statute of limitations for a period of three months. Subsequent to August 1999, EPA and the Company have entered into a series of agreements to extend the statute of limitations. The most recent of such extensions expires April 17, 2001. During this period, EPA and the Company are to continue discussion of any potential claims EPA may be contemplating against the Company with respect to the Site, and the amount of contribution EPA believes such claims may warrant toward EPA's estimated $2.4 million of unallocated remediation costs associated with the site.

         In connection with its determination not to continue to contribute to the remediation of the Tang Site, in March 1991 Transtech made a demand upon Tang for reimbursement of the amounts it had expended in connection with such remediation. In April 1991, Tang rejected the demand for reimbursement and demanded Transtech resume the remediation (see Note 17).

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

         The uncertainty of the outcome of the aforementioned insurance litigation and the impact of future events or changes in environmental laws or regulations, which cannot be predicted at this time, could result in reduced liquidity, increased remediation and closure costs, and increased tax and other potential liabilities. A significant increase in such costs could have a material adverse effect on the Company's financial position, results of operations and net cash flows. The Company may ultimately incur costs and liabilities in excess of its available financial resources.

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

         (In $000's)              Electricity  Environmental Corporate
                                  Generation     Services    and Other

         2000
           Operating revenues       $     1       $  704      $    -
           Intercompany revenues    $    -        $  588      $    -
           Income (loss)
             from operations        $   (48)      $  195      $(1,060)
           Identifiable assets      $    - (a)    $  942      $ 3,167
           Depreciation expense     $    -        $   24      $     5
           Capital expenditures     $    -        $   12      $     4

         1999
           Operating revenues       $    58       $   39      $    -
           Intercompany revenues    $    -        $  641      $    -
           Income (loss)
             from operations        $   (45)      $ (267)     $(1,038)
           Identifiable assets      $    - (a)    $  338      $ 4,402
           Depreciation expense     $     5       $   29      $     5
           Capital expenditures     $    -        $   24      $     1

     (a) Substantially all of the assets of the electricity generation segment are fully depreciated.

         During the years ended December 31, 2000 and 1999, one and three customer(s), respectively, of the Company accounted for 100% of the Company's consolidated operating revenues.

Note 16 - Net Income (Loss) Per Common Share:

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

         On April 22, 1994, the Company made a loan of $75,000 to the President and Chairman of the Board of Directors of the Company, evidenced by a note which bears interest at a floating prime rate plus 1%. Approximately $115,000 was outstanding with respect to the loan, including interest, as of December 31, 1999. The loan was repaid during December 2000.

          The Company has provided Marvin H. Mahan, a former officer and director, and former principal shareholder of the Company, and the father of three of the Company's principal shareholders, the use of an automobile and contributed to the expenses of maintaining an office for his use including secretarial services since his retirement from the Company. Such expenses totalled approximately $8,000 and $10,000 for the years ended December 31,2000 and 1999, respectively.

         In October 1998, the Company, Marvin H. Mahan and certain entities affiliated with him entered into an agreement which resolved outstanding disputes. The Company had been negotiating with Inmar, Marvin H. Mahan and Tang (collectively, the "Mahan Interests") toward a settlement of disputes with the Company, namely, Inmar's demand for damages for loss of value of property adjoining the Kin-Buc Landfill, the sharing of legal expenses of the suit settled in 1995 pertaining to a site in Carlstadt, New Jersey, and the reimbursement of remediation costs and damages for loss of value at the Site. Negotiations broadened to include the Mahan Interests' joining in the December 1997 settlement of a derivative suit stemming from litigation regarding the remediation of the Kin-Buc Landfill, the satisfaction of Kin-Buc's judgment against Inmar regarding in-ground clay deposits purchased by Kin-Buc in 1988 and the Mahan Interests' cooperation in the prosecution of the suit against Transtech's excess insurers. In October 1998, the Company entered into an agreement with the Mahan Interests which resolved such disputes and assigned to the Company all rights of the Mahan Interests, and certain other insured entities affiliated with the Mahan Interests, as insureds and claimants under the excess insurance policies, including those policies which are now the subject of litigation initiated by the Company (see
     Note 14 - "Insurance Claims"). The Company agreed to vacate Kin-Buc's judgment against Inmar in exchange for $480,000 which was paid to the Company from funds deposited with the Superior Court of New Jersey, and to pay $200,000 for the aforementioned assignment of rights under the insurance policies to be paid in two equal installments. The first installment was paid when the Company received the $480,000 from the Superior Court and the second installment is payable when the Company receives payment for claims made against the insurance carriers. An amount equal to the second installment was placed in escrow when the funds were received from the Superior Court and is included in "Other" assets in the accompanying December 31, 2000 and 1999 balance sheets. The Company also agreed to indemnify Marvin H. Mahan for claims that may be made on account of past actions he took in his role as an officer and director of the Company and reimbursed Marvin H. Mahan $68,000 for a portion of the Mahan Interests' legal fees related to the Kin-Buc litigation and their efforts to release the funds held by the Superior Court. The Mahan Interests and the Company exchanged releases from all other claims each has made against the other.

Transtech Industries, Inc.
Auditors Report


To the Stockholders and the Board of Directors
Transtech Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended, in conformity with U. S. generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2, 8 and 14 to the consolidated financial statements, the Company has experienced recurring operating losses and has current liabilities which exceed its available financial resources. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                               BRIGGS, BUNTING AND DOUGHERTY, LLP

Philadelphia, Pennsylvania
March 21, 2001, except for the
last paragraph of Note 11 as to
which the date is March 27, 2001

Transtech Industries, Inc.
Market Prices of Common Stock


     The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 1999 through December 31, 2000. The high and low bid price information has been obtained from The Nasdaq Stock Market, Inc.

 2000            High   Low             1999          High    Low
 1st quarter   $.2500 $.0625           1st quarter  $.1100  $.1000
 2nd quarter    .2000  .0625           2nd quarter   .2200   .1000
 3rd quarter    .0625  .0600           3rd quarter   .1000   .1000
 4th quarter    .0600  .0500           4th quarter   .1000   .0625

     The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions. They do not represent actual transactions.

     The number of holders of record of the Common Stock of the Company at December 31, 2000 was 262.

     The Company paid no dividends in either stock or cash in 2000 or 1999 and does not presently anticipate paying dividends in the foreseeable future.

Transtech Industries, Inc.
Directory


Executive Offices:      Directors:                  Independent Certified
                                                         Public Accountants:
200 Centennial Avenue   Robert V. Silva
Suite 202               Chairman of the Board,      Briggs, Bunting &
Piscataway, NJ 08854    President and Chief          Dougherty, LLP
Phone: (732) 981-0777   Executive Officer           Two Logan Sq., Suite 2121
Fax: (732) 981-1856     Transtech Industries, Inc.  18th & Arch Streets
                                                    Philadelphia, PA 19103
                        Arthur C. Holdsworth, III
                        General Sales Manager       Transfer Agent:
                        Tilcon NJ Division of
                          Tilcon NY, Inc.           Continental Stock
                        Millington, New Jersey        Transfer & Trust Co.
                                                    2 Broadway
                        Andrew J. Mayer, Jr.        New York, NY  10004
                        Vice President-Finance,     212-509-4000
                        Chief Financial Officer
                        and Secretary               OTC Bulletin Board
                        Transtech Industries, Inc.    Symbol:

                        Officers:                   TRTI

                        Robert V. Silva             Internet Address:
                        President and Chief
                        Executive Officer           www.
                                                    Transtechindustries.com
                        Andrew J. Mayer, Jr.
                        Vice President-Finance,
                        Chief Financial Officer
                        and Secretary

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