Form 10KSB, Exhibit 13
period 2001-12-31
TRANSTECH INDUSTRIES INC
filed 2002-03-29
CIK 87799

Exhibit 13.  Annual Report to Stockholders.
























                          TRANSTECH INDUSTRIES, INC.

                                 ANNUAL REPORT

                                     2001




COMPANY PROFILE


        Transtech Industries, Inc. and its subsidiaries provide environmental services and generate electricity utilizing methane gas. The Company's headquarters are located in Piscataway, New Jersey.








TABLE OF CONTENTS


                                                     Page

   President's Letter                                  2
   Management's Discussion and Analysis of
     Financial Condition                               4
   Consolidated Balance Sheets                        19
   Consolidated Statements of Operations              21
   Consolidated Statements of Comprehensive Income    21
     (Loss)
   Consolidated Statements of Stockholders' Equity    23
     (Deficit)
   Consolidated Statements of Cash Flows              24
   Notes to Consolidated Financial Statements         27
   Report of Independent Auditors                     53
   Market Prices of Common Stock                      54
   Directory                                          55






Transtech Industries, Inc.
President's Letter



To Our Stockholders:

            Two significant events occurred during 2001 that enhance the Company's future liquidity. In October 2001 the Company entered into an agreement which settled claims against certain excess insurance carriers. The agreement was consummated in early 2002 and resulted in proceeds to the Company of approximately $13 million. The transaction will be reported in the Company's results for the first quarter of 2002, and will be subject to federal and state income taxes. In May 2001 the Company entered into an agreement to sell some of its under-utilized real estate holdings.
This transaction may not close for two or more years, and is expected to generate $1.5 to $2 million. However, a number of obstacles facing Transtech remain. These include the payment of tax obligations and contingent remediation claims, discussed below and in more detail in the Annual Report.

            Last year, the Company and the Internal Revenue Service (the "Service") settled all of its issues before the US Tax Court regarding the Company's tax liability for the years 1980 through 1991, and the federal and state income tax obligations resulting from the settlements have been assessed and are now due. The assessed tax obligation has been estimated at $4.2 million as of December 31, 2001. The Company's Offer in Compromise submitted in
March 2001 was rejected by the Service, but we have filed an appeal, and await the results of such filing.

            We have recently been sued by U.S. EPA regarding a site in Piscataway, New Jersey, which seeks contribution to $2.9 million of remediation costs related to the site. The Company has committed a yet to be determined portion of such insurance settlement proceeds, up to $3.5 million, to a party to the 1997 settlement of litigation regarding the allocation of Kin-Buc remediation expenses, and to counsel representing the Company in the insurance and other litigation. In addition, the Company's past participation in the waste handling and disposal industries subjects the Company to future events or changes in environmental laws or regulations, which cannot be predicted at this time, which could result in material increases in remediation and closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

            Work on the capping plan at the Southern Ocean Landfill in Ocean County, New Jersey continues. The capping plan utilizes recycled materials to cover and close a portion of the landfill, and to provide sufficient tipping fees to fund the closure.
However, there can be no assurance that sufficient quantities of

Transtech Industries, Inc.
President's Letter, cont'd



material will be delivered, and tipping fees generated, to provide payment to the Company for its services. The Company is owed $1.0 million as of December 31, 2001 for its work on this project.

            So, in short, although the Company's settlement of its claims against certain of its insurance carriers will result in after-tax proceeds greater than the amount of the assessed tax obligations, the proceeds remaining after an immediate payment of the tax obligation may be insufficient to satisfy the Company's other contingent obligations and meet its working capital needs and operating expenses as they come due.

            The Company continues to pursue the sale of assets held for sale and the sale of underperforming operations, however, again, no assurance can be given that the timing and amount of the proceeds from such sales will be sufficient to meet the cash requirements of the Company as they come due.

            Please read the Annual Report for further details to the topics raised in this letter. As always, we continue to work hard through some very complex and interrelated issues on your behalf.

                                          Sincerely,


                                          Robert V. Silva


Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Data
(In $000's, except per share data)

 Years ended December 31,                            2001          2000

 Net Operating Revenues                          $    730      $    705

 Cost of Operations
   Direct operating costs                             191           189
   Selling, general and
     administrative expenses                        1,269         1,407
   Total cost of operations                         1,460         1,596

 Operating Income (Loss)                             (730)         (891)

 Other Income (Expense)
   Investment income                                   39           115
   Interest expense                                    (1)           (1)
   Interest credit (expense) - income taxes payable  (375)         (375)
   Gain on sale of marketable securities               34            -
   Miscellaneous income                                92           100
   Total other income                                (211)         (161)

 Income (Loss) Before Income Taxes (Credit)          (941)       (1,052)

 Income Taxes (Credit)                             (1,356)           -

 Net Income (Loss)                               $    415      $ (1,052)

 Basic Net Income (Loss) Per Common Share:

 Net Income (Loss) Per Common Share              $    .14      $   (.37)

 Weighted Average Common Shares
    Outstanding                                 2,943,848     2,829,190










Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations



Introduction

     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related notes, which provide additional information concerning the Company's financial activities and condition.

     Certain reclassification have been made to the 2000 financial statements in order to conform to the presentation followed in preparing the 2001 financial statements.

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

Results of Operations

     The Company's operations consist of the parent company and 25 subsidiaries, two of which conduct active operations. The operations of these two subsidiaries' have been classified into two segments: the performance of environmental services and the generation and sale of electricity utilizing an alternative fuel, methane gas. The other subsidiaries of the Company hold assets consisting primarily of cash and cash equivalents, real property and contract rights.

     The Company and certain subsidiaries previously participated in the resource recovery and waste management industries. These activities included the hauling of wastes, and the operation of three landfills and a solvents recovery facility. These operations have ceased, but the Company continues to own and/or remediate the landfills and has both incurred and accrued for the substantial costs associated therewith.

     The Company has also incurred significant litigation and administrative expenses in its ongoing litigation against certain excess insurance carriers for reimbursement of past remediation expenditures, litigation before the U.S. Tax Court and litigation related to its past activities in the resource recovery and waste management industries. The Company has accrued $4.2 million through December 31, 2001 with respect to federal and state income tax obligations assessed against the Company as a result of the litigation before the U.S. Tax Court discussed herein.

     As discussed in detail in this report, the Company has aggressively pursued various alternatives to raise cash to fund these obligations. For example, the Company sold its alkali products segment in 1995, its valve manufacturing operations in
1996 and certain property held for sale during 1997 and 1998.   In
2002, the Company consummated an agreement reached in 1991 that settled its claims against certain excess insurance carriers. The Company continues to pursue its claims against the non-settling excess insurance carriers, the sale of property held for sale and the sale of underperforming operations. However, the proceeds from the Company's settlement with certain of its excess insurance carriers remaining after (i) payment of income taxes due on the proceeds, and (ii) an immediate payment of the full amount of the assessed tax obligation, may be insufficient to satisfy the Company's other obligations and meet its operating expenses as they come due. The Company is currently unable to determine whether the timing and the amount of cash generated from the Company's remaining operations and its continuing efforts to enhance liquidity will be sufficient to discharge the Company's other liabilities and its continuing operating liabilities as they come due (see the discussion of "Liquidity and Capital Resources" below and Notes 7 and 13 to the Company's Consolidated Financial Statement). The Company intends to pursue all opportunities of potential relief with respect to the payment of the tax obligation afforded it under U.S. tax laws.

Operating Revenues

     Consolidated net operating revenues increased $25,000 or 3.6%, for the year ended December 31, 2001, compared to the year ended December 31, 2000. Consolidated operating revenues by business segment for the years ended December 31, 2001 and 2000 were as follows (in $000):

                                 - Quarter -              Total
2001                    1st     2nd      3rd      4th      Year

  Environmental Svcs.  $364    $429     $377     $200    $1,370
  Electric Generation    -        1       -        -          1
  Subtotal              364     430      377      200     1,371
  Intercompany         (168)   (187)    (134)    (152)     (641)
  Net Operating
   Revenues            $196    $243     $243     $ 48    $  730

                                 - Quarter -              Total
2000                    1st     2nd      3rd      4th      Year

  Environmental Svcs.  $169    $385     $355     $382    $1,291
  Electric Generation    -       -         1       -          1
  Subtotal              169     385      356      382     1,292
  Intercompany         (169)   (117)    (120)    (181)     (587)
  Net Operating
    Revenues           $ -     $268     $236     $201    $  705

     The environmental services segment provides construction, remedial and maintenance services at landfills, commercial and industrial sites, and manages methane gas recovery operations. The environmental services segment reported $1,370,000 of gross operating revenues for 2001 (prior to elimination of intercompany sales) compared to $1,291,000 for 2000, an increase of 6%. Approximately $641,000 or 47% of the environmental services segment's revenues for the period, compared to $587,000 or 45% for last year, were for services provided within the consolidated group and therefore eliminated in consolidation. Third party sales during 2001 and 2000 were $729,000 and $704,000, respectively. Substantially all the third party sales during 2001 and 2000 were to two and one customer(s), respectively.

     The Company is continuing its efforts to expand the customer base of the environmental services segment to additional entities outside the consolidated group. In particular, the Company devoted significant time and incurred significant professional fees during 1998, 1999 and 2000 in pursuit of a contract and state government approval to perform the closure of the Southern Ocean Landfill ("SOLF") in New Jersey. On May 15, 2000 the Company's capping plan for SOLF was approved by the New Jersey Department of Environmental Protection (the "Capping Plan"). The Capping Plan has been limited to the grading and capping of the 12 acre lined portion of SOLF and grading and capping of a portion of the adjoining 44 acre unlined landfill area, and grading and capping of a previously used access road straddling the lined and unlined landfill areas at SOLF. Approved activities also include leachate collection and pump repair, slope stability analysis, stormwater management, gas vent installation, groundwater monitoring and associated activities. The Capping Plan calls for the use of recycled materials where possible in the implementation of the plan. Tipping fees generated from the deposit of the recycled materials are paid into an escrow fund from which the Capping Plan costs are paid. The Company shall perform certain of the above construction activities, sub-contract other activities and perform all managerial functions required under the Capping Plan as well as act as SOLF's agent to solicit the recycled materials. The Company had initially agreed to seek payment for its services and reimbursement for its costs solely from the escrowed funds generated from the delivery of recycled materials. One recycled material accounted for 65% of the total initial volume of all recycled materials to be deposited at the site. The availability of this recycled material has declined dramatically since the project was first proposed, and the Company has a limited ability to substitute materials under the Capping Plan. As a result, the project fell behind schedule and incurred a disproportionate level of operating expenses relative to tipping fees generated. The original permit granted to complete the Capping Plan expired March 15, 2001. Modifications have been made to the Capping Plan to allow additional time in which to complete the project, to allow additional materials to be incorporated into the plan in order to provide funding of a portion of the additional estimated project costs and to provide funding of certain aspects of the closure by the county and state. The permit has been extended to August 31, 2002. The Company may be permitted, at the sole discretion of the state, to continue accepting materials beyond August 31, 2002 in order to provide funding of project expenditures. The estimated cost of the project is approximately $4.6 million, of which an estimated $1.6 - 1.8 million would be paid to the Company for its work on the project. The Company recognized revenue of $728,000 and $703,000 related to this site during the twelve months ended December 31, 2001 and 2000, respectively, of which $1,042,000 and $634,000 are included in Accounts receivable - trade at December 31, 2001 and 2000, respectively. However, there can be no assurance that the Company will be able to solicit sufficient quantities of recycled material to generate sufficient funds for reimbursement of the above expenditures, or payment for the services of the Company. The revenue for 2000 includes billings of $104,000 for a portion of the costs incurred and expensed in 1998, 1999 and 2000 prior to the award of the contract.

     The Company's environmental services segment continues to perform closure activities on sites previously operated by the Company's subsidiaries. Work performed on a landfill owned by the Company and located in Deptford, New Jersey is submitted for reimbursement to a trust account established to finance the closure activities at the site (see Liquidity and Capital Resources - Liquidity).

     Revenues from the segment which generates electricity using methane gas as fuel were approximately $1,000 for the years ended December 31, 2001 and 2000. The electricity generating facility consists of four diesel/generating units each capable of generating approximately 12,240 kwh/day at 85% capacity. Electricity generated is sold pursuant to a long term contract with a local utility. The contract has three years remaining. Revenues are a function of the number of kilowatt hours sold, the rate received per kilowatt hour and capacity payments. The Company sold 14,000 kwh during the year ended December 31, 2001 compared to 33,000 kwh sold in the prior year. The nominal quantity of kilowatt hours sold reflects the Company's decision to postpone repairs to the diesel/generating units pending the outcome of negotiations of offers to purchase the electricity generating operations. The combined rate received (per Kilowatt and capacity payment) increased 0.5% in the current period when compared to the comparable period last year. The contract with the local utility allows for a continuous interruption in electricity supply for a period of up to twelve months. The Company temporarily curtailed the facility's operations during June 1999 and has operated one unit sporadically since June 2000. Methane gas is a component of the landfill gas generated by a landfill site owned by the Company and located in Deptford, New Jersey. Engineering studies indicate sufficient quantities of gas at the landfill to continue the operation of the facility for approximately 10 years. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more hours dedicated to repair and maintenance than with equipment utilizing traditional fuels.

Cost of Operations

     Consolidated direct operating costs for the year ended December 31, 2001 were $191,000, an increase of $2,000 or 1% when compared to $189,000 reported for 2000. Costs of the environmental services segment increased 10% overall due primarily to the increase in sales volume. The costs of the electricity generating segment decreased 82% for the year ended December 31, 2001 when compared to the prior year due to a decrease in operating, repair and maintenance costs related to the electricity generating equipment as a result of the limited operations and postponed repairs of the equipment.

     Consolidated selling, general and administrative expenses for the year ended December 31, 2001 were $1,269,000, a decrease of $138,000 from $1,407,000 reported for the prior year. The decrease in selling, general and administrative expenses is primarily due to a decrease in professional fees, insurance premiums, and expenditures related to the Company's business development and asset divestiture efforts. Professional fees and administrative costs continue to be incurred in support of the Company's ongoing insurance litigation, tax issues, marketing and asset divestiture efforts (see Liquidity and Capital Resources - Liquidity and see Note 13 to the Company's Consolidated Financial Statements). The operating costs of the non-operating subsidiaries, consisting primarily of insurance premiums, franchise, corporate and real estate taxes, aggregated approximately $46,000 and $40,000 for the years ended December 31, 2001 and 2000, respectively.

Operating Loss

     The Company's consolidated operating loss for the year ended
December 31, 2001 decreased to $730,000 from a loss of $891,000 reported for the prior year.

Other Income (Expense)

     Consolidated investment income decreased to $39,000 for the year ended December 31, 2001 from $115,000 reported for the prior year due primarily to a decrease in the amount of funds available for investment.

     Consolidated interest expense was approximately $1,000 for the years ended December 31, 2001 and 2000.

     Interest expense reported as "Interest expense - income taxes payable" represents the amount of interest accrued on estimated income taxes payable as a result of the Company's tax litigation discussed below. The Company reported interest expense of $375,000 for each of the years ended December 31, 2001 and 2000.

     Consolidated gain (loss) on sale of marketable securities for the year ended December 31, 2001 was $34,000.

     Consolidated miscellaneous income (expense) for the year ended December 31, 2001 decreased $8,000 to $92,000 of net income when compared to $100,000 reported for the same period of 2000.

     Miscellaneous income for both 2001 and 2000 includes income of $10,0000 in recognition of royalty payments received from the lessee of certain of the Company's real property situated beneath the lessee's landfill. The payments are reported net of a fee payable pursuant to a consulting agreement executed in 1982.

Income (Loss) before Income Taxes (Credits)

     The consolidated loss from operations before income taxes
(credits) was $941,000 for the year ended December 31, 2001, compared to $1,052,000 for the prior year.

Income Taxes (Credits)

     The Company recognized federal and state income tax credits totalling $1,356,000 for the year ended December 31, 2001 due to its ability to utilize past and current net operating losses in 2002 to offset income that will be recognized from the Company's settlement of its litigation against certain excess insurance carriers. No provision for taxes was provided for the year ended December 31, 2000.

Net Loss

     Net income for the year ended December 31, 2001 was $415,000 or $.14 per share, compared to a net loss of $1,052,000 or $.37 per share, for the year ended December 31, 2000.

Liquidity and Capital Resources

General

     The Company faces significant short-term and long-term cash requirements for (i) federal and state income taxes and interest which have been assessed and are now due as discussed below and in the notes to the Company's consolidated financial statements for the year ended December 31, 2001, (ii) funding obligations and remediation costs associated with sites of past operations, and (iii) funding its professional and administrative costs.

     As discussed in detail below, the Company and the Internal Revenue Service (the "Service") have settled all of its issues before the U.S. Tax Court regarding the Company's tax liability for the years 1980 through 1991, and the federal and state income tax obligations stemming from the settlements have been assessed and are now due. The assessed tax obligation has been estimated at $4.2 million as of December 31, 2001. Although the Company's settlement of its claims against certain of its insurance carriers for recoveries of past remediation costs, discussed below, will result in after-tax proceeds greater than the amount of the assessed tax obligations, the proceeds remaining after an immediate payment of the full amount of the tax obligation may be insufficient to satisfy the Company's other obligations and meet its operating expenses as they come due. The Company intends to pursue all opportunities of potential relief with respect to the payment of the tax obligation afforded it under the U.S. tax laws. In addition, the Company's past participation in the waste handling and disposal industries subjects the Company to future events or changes in environmental laws or regulations, which cannot be predicted at this time, which could result in material increases in remediation and closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

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

     In the event of an unfavorable resolution of the claims against the Company by the United States Environmental Protection Agency and SCA Services, Inc. discussed below, or unfavorable payment negotiations with the Service, or should the proceeds of asset sales be insufficient to meet the Company's future cash requirements, including its tax liabilities, then, if other alternatives are unavailable at that time, the Company will be forced to consider a plan of liquidation of its remaining assets, whether through bankruptcy proceedings or otherwise.

Statement of Cash Flow

     Net cash used in operating activities for the year ended December 31, 2001 decreased to a net use of $856,000 from a use of $1,348,000 when compared to the prior year due primarily to the increase in cash received from customers and a decrease in the amount paid to suppliers. Net cash provided by investing activities increased this year to $1,237,000 from $971,000 due primarily to the utilization of cash for operations as marketable securities were sold or matured. The use of cash in financing activities decreased to $14,000 from $22,000 for the period compared to last year, due primarily to decreases in long term debt and landfill closing costs incurred at the one site financed from the Company's general funds. Funds held by the Company in the form of cash and cash equivalents increased as of December 31, 2001 to $442,000 from $75,000. The sum of cash, cash equivalents and marketable securities as of December 31, 2001 decreased to $442,000 from $1,316,000 when compared to the prior year.

     Working capital deficit was $(1.2) million for the year ended December 31, 2001 and $(1.6) million for the year ended December 31, 2000, and the ratio of current assets to current liabilities was 0.7 to 1 as of December 31, 2001 and 0.6 to 1 as of December 31, 2000.

Taxes

     During October 2000, the Company concluded litigation, which it commenced in 1994, with the Service in Tax Court regarding the Company's tax liability for taxable years 1980-91. The Company settled all of the issues before the Tax Court and reached an agreement with the Service as to its tax liability for all taxable years through 1996. After taking into account available net operating losses and tax credits the Company has been assessed $905,000 of federal income tax as a result of these settlements. The Company estimates that, as of December 31, 2001, approximately $127,000 of state income tax and $3,144,000 of federal interest are owed. State tax authorities may assert that penalties are owed in connection with the state tax liability arising from these settlements. The Company will decide whether to challenge any such state tax penalties if and when they are asserted. The Company has paid the portion of the assessment related to 1995; $9,000 for federal taxes and $5,000 for interest. The aggregate tax obligation owed as a result of the Company's settlement with the Service of the Tax Court litigation and subsequent taxable years equals approximately $4,166,000 (plus additional interest accruing from December 31, 2001 until the obligations are settled).

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

     In March 2001, the Company filed an Offer in Compromise with the Service which requested a reduction in the amount due and permission to pay the reduced obligation in installments. The Offer filed in March 2001 has been rejected by the Service, and in March 2002 the Company filed an appeal of such rejection. Payment of the state tax liability will accompany amended state tax returns being prepared to reflect adjustments to previously reported income resulting from these settlements.

Remediation and Closure Costs

     As of December 31, 2001, the Company has accrued $11.5 million for its estimated share of remediation and closure costs related to the Company's former landfill and waste handling operations. Approximately $9.4 million is held in trust and maintained by trustees for the post-closure activities of one site located in Deptford, New Jersey (see Note 9 to the Company's Consolidated Financial Statements).

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

     During February 1999, EPA informed SCA that EPA concluded that hazardous materials were disposed of in Mound B. SCA's work plan to address conditions at Mound B was approved by EPA during January 2001 subject to certain contingencies. Beginning in February 2000, the Company and EPA entered into a series of tolling agreements pursuant to which EPA agreed to defer the filing of claims or commencement of litigation with respect to Mound B against the respondents of the Administrative Orders, and the Company agreed to extend the statute of limitations which may otherwise have prevented the filing of such claims or commencement of litigation. The most recent of such extensions expires April 30, 2002.

     In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed above, the Company committed a yet to be determined portion of the proceeds, net of certain adjustments, arising from its litigation against its excess insurance carriers be paid to SCA. Such payment is not to exceed $3.5 million. For a discussion of this matter, see "Insurance Claims for Past Remedial Costs" below.

     During July 1999, counsel to the Company was contacted by EPA regarding a Piscataway, New Jersey site owned by Tang Realty, Inc. ("Tang"). Tang is a corporation controlled by Marvin H. Mahan, a former director and officer, and former principal shareholder of the Company. EPA is performing remediation at the site and had requested information from approximately 100 potentially responsible parties concerning their involvement with the Tang site. Transtech had no direct involvement with EPA since October 1990 and had not been the recipient of an EPA request for information. The July 1999 inquiry set forth EPA's concern that the statute of limitations on any claim EPA may have against the Company with respect to the site would expire during August 1999. Subsequent to August 1999, in consideration for EPA's agreement to defer the filing of a claim against the Company prior to the expiration of such statute of limitations, EPA and the Company entered into a series of agreements to extend the statute of limitations. During this period, EPA and the Company discussed the potential claims EPA was contemplating against the Company with respect to the site, and the amount of contribution EPA believes such claims may warrant toward EPA's $2.9 million of unallocated remediation costs associated with the site. The last of such extensions has expired. On November 20, 2001 EPA filed suit against the Company alleging that the Company is the corporate successor to the former operator at the site, Chemsol, Inc., and had continued its operations at the site. The Company intends to contest the allegations regarding successorship and the extent of operations it may have conducted at the site. Chemsol, Inc. was controlled by Marvin H. Mahan. Pursuant to a 1988 agreement with Tang, in 1988, 1989 and 1990 Transtech spent approximately $4.3 million for the remediation of the site.

Insurance Claims for Past Remediation Costs

     In 1995, the Company commenced suit (the "Lloyds Suit") against its excess insurers who provided coverage during the period of 1965 through 1986 to obtain a recovery of past remediation costs and indemnification for future costs incurred in connection with the remediation of various sites located in New Jersey, and for the defense of litigation related thereto. The defendant insurers, include various Underwriters at Lloyd's, London, and London Market Insurance Companies, First State
Insurance Company and International Insurance Company.   The
Company had assigned its claims for remediation costs incurred at a site of past operations located in Carlstadt, New Jersey to certain third-parties (the "AT&T Group") in conjunction with the 1995 settlement of certain litigation regarding the remediation costs for such site. Certain of the AT&T Group members in-turn assigned their rights to the claims to other AT&T Group members (the "Co-Operating PRPs"). During October, 2001 the Company, the Cooperating PRP Group and certain Underwriters at Lloyd's, London, and certain London Market Insurance Companies (the "London Market Insurers") entered into an agreement to settle the claims against them (the "Settlement Agreement"). The Settlement Agreement is intended to be, a full and final settlement that releases and terminates all rights, obligations and liabilities of London Market Insurers, the Company and the Cooperating PRP Group with respect to the subject insurance policies. The Settlement Agreement was consummated in February 2002 when the condition that payments by settling insurers into an escrow account must represent at least 84.75% of the negotiated value assigned to the claims was satisfied. The Company's share of the Settlement Agreement proceeds and interest earned during the collection of the proceeds was approximately $13,013,000 and will be reflected in the Company's financial results reported for the quarter ended March 31, 2002. The Company intends to pursue its claims against the non-settling defendants. Some of the non-settling London and London Market insurance companies are insolvent, however the estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company (see Note 13 to the Company's Consolidated Financial Statements). The Cooperating PRP Group shall receive the first $250,000 that is collected from the non-settling excess insurers, net of attorney fees and expenses, and the Company shall retain the balance of amounts recovered, if any. Proceeds from the Settlement Agreement will be subject to federal and state income taxes.

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

     The Company also committed a portion of its proceeds from the Lloyd's Suit net of certain adjustments, be paid to SCA Services, Inc. in conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill, as discussed above, and to legal counsel representing the Company in the Lloyd's Suit. In accordance with the terms of the 1997 settlement, $3.5 million of the Company's share of the Lloyd's Suit settlement is to be held in escrow until the amount of such obligation, if any, is determined. The Company and counsel representing the Company in the LLoyd's Suit and certain other matters entered into an engagement agreement that contains as compensation both fixed and contingent fees. The amount of fees due is dependent in-part upon the outcome of the matters. The Company estimates that the amount of fees ultimately due, in total will approximate 10% of the Company's anticipated proceeds payable pursuant to the Settlement Agreement.

     All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. Certain companies presently or formerly owned or controlled by a former principal shareholder, director and officer of the Company are also covered, however such parties assigned their rights as holders and claimants under these policies to the Company in October 1998 (see Note 16 to the Company's Consolidated Financial Statements).

Assets Held for Sale

     Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 as of December 31, 2001 and 2000. The real estate included in this category consists of approximately 430 acres of predominately vacant property located in Deptford, N.J. (including approximately 100 acres upon which the landfill owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. ("Kinsley's") is situated). The Company had attempted to maximize the consideration received for the property through the sale or lease of portions of the Deptford Property as a recycling center/construction and demolition waste depository. However, discussions with local officials lead the Company to conclude that such plans are unlikely to be accomplished in the foreseeable future. The Company is now pursuing the disposition of the property through the sale of individual parcels and/or groups of parcels. However, based upon market conditions for real estate of this type the Company is unable to determine when sale(s) of the parcels will ultimately be consummated and proceeds received. During May, 2001 the Company entered into a contract to sell approximately 55 acres adjoining Kinsley's landfill for $2.5 million, assuming all 55 acres could be utilized for development. The sale is contingent upon the buyer completing its due diligence, obtaining approval of its plans for the property from applicable local and state agencies; a process that may require two or more years to accomplish. During March 2002, the buyer notified the Company that it will seek adjustments to the purchase contract since its due diligence indicates that only between 45 and 48 acres may be developed and certain work on the property may be required. The Company and its advisors are evaluating the results of the buyer's research.

Escrowed Proceeds from Sale of Subsidiary

     A portion of the net cash proceeds from the 1996 sale of a subsidiary was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of
(x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which the subsidiary was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. No indemnification claims have been asserted. During December 2000, $841,000 was released to the Company from the escrowed funds at the request of the Company when it became evident that the income tax liability for the years covered by the escrow were less than $100,000. The escrowed funds with accrued interest income equal $121,000 as of December 31, 2001.

Gas Lease and Electricity Generating Equipment

     During 1998, Kinsley's entered into a series of agreements with Deptford Gas Company, LLC and entities affiliated with it (together referred herein as ("DGC")), regarding gas produced at the Kinsley's landfill, the installation of a supplementary gas collection system by DGC, the sale of Kinsley's electricity generating operation, and the processing of the site's leachate. DGC failed to comply with certain conditions of the agreements by their May 1999 expiration date. The Company and DGC continued discussions beyond May 1999, but failed to reach agreement on a transaction similar to that originally contemplated, therefore during January, 2000 the Company voided all agreements with DGC (see Note 4 to the Company's Consolidated Financial Statements). The Company is evaluating several options with respect to the future operation of the facility.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)

 December 31,                                        2001          2000

                                 Assets

 Current Assets
  Cash and cash equivalents                      $    442      $     75
  Marketable securities                                -          1,241
  Accounts receivable - trade
    (net of allowance for doubtful
    accounts of $2)                                 1,260           846
  Deferred tax asset                                1,356            -
  Recoverable closure costs from escrow fund          170           207
  Escrowed funds from sale of subsidiary              121           114
  Prepaid expenses and other                          101           100
    Total current assets                            3,450         2,583

 Plant and Equipment
  Machinery and equipment                           2,910         2,908
  Less accumulated depreciation                     2,874         2,843
    Net plant and equipment                            36            65

 Other Assets
  Assets held for sale                              1,312         1,312
  Other                                               149           149
    Total other assets                              1,461         1,461

  Total Assets                                   $  4,947      $  4,109















       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's)


 December 31,                                        2001          2000

             Liabilities and Stockholders' Equity (Deficit)

 Current Liabilities
  Current portion of long-term debt              $      3      $      3
  Accounts payable                                    330           263
  Accrued income taxes                              4,166         3,792
  Accrued miscellaneous expenses                      137           115
    Total current liabilities                       4,636         4,173

 Long-Term Debt                                        -              3

 Accrued Remediation and Closure Costs              2,065         2,076

 Stockholders' Equity (Deficit)
  Common stock, $.50 par value,
    10,000,000 shares authorized:
    4,864,940 and 4,714,940 shares issued as of
    December 31, 2001 and 2000, respectively        2,432         2,357
  Additional paid-in capital                        1,450         1,516
  Retained earnings                                 5,378         4,963
  Other comprehensive income (loss)                    -             35
    Sub-Total                                       9,260         8,871
 Treasury stock, at cost - 1,885,750 shares       (11,014)      (11,014)
    Total stockholders' equity (deficit)           (1,754)       (2,143)

 Total Liabilities and
    Stockholders' Equity (Deficit)               $  4,947      $  4,109













       See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)

 Years ended December 31,                            2001          2000

 Net Operating Revenues                          $    730      $    705

 Cost of Operations
   Direct operating costs                             191           189
   Selling, general and
     administrative expenses                        1,269         1,407
   Total cost of operations                         1,460         1,596

 Operating Income (Loss)                             (730)         (891)

 Other Income (Expense)
   Investment income                                   39           115
   Interest expense                                    (1)           (1)
   Interest credit (expense) - income taxes payable  (375)         (375)
   Gain on sale of marketable securities               34            -
   Miscellaneous income                                92           100
   Total other income                                (211)         (161)

 Income (Loss) Before Income Taxes (Credit)          (941)       (1,052)

 Income Taxes (Credit)                             (1,356)           -

 Net Income (Loss)                               $    415      $ (1,052)

 Basic Net Income (Loss) Per Common Share:

 Net Income (Loss) Per Common Share              $    .14      $   (.37)

 Weighted Average Common Shares
    Outstanding                                 2,943,848     2,829,190











       See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In $000's)


 Years ended December 31,                            2001          2000

 Net Income (Loss)                                $   415       $(1,052)

 Other Comprehensive Income (Loss), Net of Tax:

   Unrealized gains (losses) on securities:
     Valuation adjustments                             -             14
     (Provision) credit for taxes                      -             -
     Less: Gains (losses) realized during period       -             -
     Total                                             -             14


 Comprehensive Income (Loss)                      $   415       $(1,038)




























       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In $000's)


 Years ended December 31,                            2001          2000

 Common Stock
  Balance at January 1                           $  2,357      $  2,357
  Stock grant                                          75            -
  Balance at December 31                            2,432         2,357

 Additional Paid-In Capital
  Balance at January 1                              1,516         1,516
  Stock grant                                         (66)           -
  Balance at December 31                            1,450         1,516

 Retained Earnings
  Balance at January 1                              4,963         6,015
  Net income (loss)                                   415        (1,052)
  Balance at December 31                            5,378         4,963

 Other Comprehensive Income
  Balance at January 1                                 35            21
  Valuation adjustments                               (35)           14
  (Provision) credit for taxes                         -             -
  Balance at December 31                               -             35
 Treasury Stock
  Balance at December 31                          (11,014)      (11,014)

 Total Stockholders' Equity (Deficit)            $ (1,754)     $ (2,143)

















       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)


 Years ended December 31,                            2001          2000

 Increase (Decrease) in Cash
   and Cash Equivalents

 Cash Flows from Operating Activities:
   Cash received from customers                   $   317       $    24
   Cash paid to suppliers and
     employees                                     (1,294)       (1,490)
   Interest and dividends received                     31            32
   Other income received                               91           101
   Interest paid                                       (1)           (1)
   Income tax paid                                     -            (14)
     Net cash provided by (used in)
       operating activities                          (856)       (1,348)

 Cash Flows from Investing Activities:
   Proceeds from sale of marketable
     securities                                     1,547         2 166
   Purchase of marketable securities                 (308)       (2,142)
   Collections on notes receivable                     -            122
   Purchase of property, plant
     and equipment                                     (2)          (16)
   Receipt of escrowed funds from
     sale of subsidiary                                -            841
     Net cash provided by (used in)
       investing activities                         1,237           971














       See Accompanying Notes to Consolidated Financial Statements



Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


 Years ended December 31,                            2001          2000

 Cash Flows from Financing Activities:
   Principal payments on
     long-term debt                               $    (3)      $    (7)
   Payment of landfill closing
     costs                                            (11)          (15)
     Net cash provided by (used in)
       financing activities                           (14)          (22)

 Net increase (decrease) in cash
   and cash equivalents                               367          (399)
 Cash and cash equivalents at
   beginning of year                                   75           474

 Cash and cash equivalents at
   end of year                                    $   442       $    75



























       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


 Years ended December 31,                            2001          2000

 Reconciliation of Net Income (Loss)
   to Net Cash Provided by (Used in)
   Operating Activities:
 Net income (loss)                               $    415      $ (1,052)
 Adjustments to Reconcile Net Loss
   to Net Cash Provided by (Used
   in) Operating Activities:
    Depreciation and amortization                      31            29
    Issuance of 150,000 shares of common
     stock at par                                      75            -
    Additional paid in capital                        (66)           -
    Non-cash interest income                           -            (85)
    (Gain) loss on sale of marketable securities      (34)           -
    Increase (decrease) in
      deferred income taxes                        (1,356)           -
    (Increase) decrease in assets:
      Accounts and notes receivable                  (414)         (681)
      Prepaid expenses and other                       (1)           28
      Net assets of discontinued operations            (7)           -
      Other assets                                     37           (16)
    Increase (decrease) in liabilities:
      Accounts payable and accrued
        miscellaneous expenses                         89            67
      Accrued income taxes                            375           362
Net Cash Provided by (Used in)
   Operating Activities                          $   (856)     $ (1,348)



Supplemental cash flow information:

     During March 2001 the Company granted 150,000 shares of the Company's Common Stock, par value $.50, having a market value of $9,000, to the Company's employees and directors.














       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Notes to Consolidated Financial Statements



Note 1 - Summary of Significant Accounting Policies:

     Description of Business:

         The Company's operations consist of the parent company and 25 subsidiaries, two of which conduct active operations. The operations of these two subsidiaries' have been classified into two segments: the performance of environmental services and the generation and sale of electricity utilizing an alternative fuel, methane gas. The other subsidiaries of the Company hold assets consisting primarily of cash and cash equivalents, real property and contract rights.

     Principles of Consolidation:

         The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

     Cash and Cash Equivalents:

         The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 2001 and 2000, cash and cash equivalents includes interest-bearing cash equivalents of $380,000 and $69,000 respectively.

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

     Concentration of Credit Risk:

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

     Reclassification:

         Certain reclassification have been made to the 2000 financial statements in order to conform to the presentation followed in preparing the 2001 financial statements.

     Revenue Recognition:

         The Company recognizes revenues on service contracts as services are rendered. Amounts billed and collected prior to services being performed are included in deferred revenue. Revenues from long-term contracts are recorded on the percentage-of-completion basis. Changes in project performance and conditions, estimated profitability and final contract settlements may result in future revisions of long-term construction contract costs and revenues.


Note 2 - Going Concern Uncertainty:

         The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses in each of the prior five years and it is anticipated that such operating losses will continue as general and administrative expenses are expected to exceed the Company's available earnings from its remaining operating businesses in the near-term. The Company has accrued $4.2 million for taxes and interest relating to the settlement of issues raised by the Internal Revenue Service resulting from audits of the Company's consolidated Federal income tax returns for the years 1980 through 1988. This tax liability, has been assessed and is now due (See Notes 7 and 13). The Company has been aggressively pursuing numerous alternatives to raise funds, including: (i) continuing legal claims against non-settling insurance carriers for recovery of past remediation costs, (ii) the collection of amounts due the Company, and (iii) the disposition of all of its non-operating assets held for sale (See Note 5). Toward this end the Company successfully completed a settlement of its claims against certain excess insurance carriers in 1999, 2000 and 2001, the sale of its alkali products segment in 1995, the sale of its valve manufacturing operations in 1996 and the sale of certain property held for sale during 1997 and 1998. However, the Company is currently unable to determine whether the timing and the amount of cash generated from these continuing efforts will be sufficient to discharge the Company's tax liability, contingent obligations and its continuing operating liabilities as they come due. The consolidated financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.


Note 3 - Marketable Securities:

         The Company classifies all debt and equity securities as available-for-sale securities. The Company did not hold available-for-sale securities as of December 31, 2001. Available-for-sale debt securities are carried at amortized cost, which approximates fair value because of their short term to maturity. At December 31, 2000, available-for-sale debt securities consisted of $1,168,000 of U.S. Government Securities with maturities through May 2001 and May 2000, respectively. Available-for-sale equity securities are carried at fair value as determined by quoted market prices. The portfolio of available-for-sale equity securities had a cost of $38,000 and a market value of $73,000 as of December 31, 2000. The aggregate excess of fair value over cost of such securities as of December 31, 2000 of $35,000 is presented as a separate component of stockholders' equity.
     The excess of fair value over cost consisted of gross unrealized gains of $49,000 and gross unrealized losses of $14,000 as of December 31, 2000. The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in income. Proceeds from sale of available-for-sale securities during the year ended December 31, 2001 and 2000 amounted to $1,547,000 and $2,166,000, respectively. Dividend and interest income is accrued as earned.


Note 4 - Trade Receivable:

         Accounts receivable-trade as of December 31, 2001 and 2000 includes $1,042,000 and $634,000, respectively, related to a project at the Southern Ocean Landfill ("SOLF") in New Jersey. On May 15, 2000 the Company's capping plan for SOLF was approved by the New Jersey Department of Environmental Protection (the "Capping Plan"). The Capping Plan calls for the use of recycled materials where possible in the
     implementation of the plan.   Tipping fees generated from the
     deposit of the recycled materials are paid into an escrow fund from which the Capping Plan costs are paid. Such escrow account held $374,000 as of December 31, 2001. The Company initially agreed to seek payment for its services and reimbursement for its costs solely from the escrowed funds generated from the delivery of recycled materials. One recycled material accounted for 65% of the total volume of all recycled materials to be deposited at the site. The availability of this recycled material has declined dramatically since the project was first proposed, and the Company has a limited ability to substitute materials under the Capping Plan. As a result, the project fell behind schedule and has incurred a disproportionate level of operating expenses relative to tipping fees generated. The original permit granted to complete the Capping Plan expired March 15, 2001. Modifications have been made to the Capping Plan to allow additional time in which to complete the project, to allow additional materials to be incorporated into the plan in order to provide funding of the additional estimated project costs and to provide funding of certain aspects of the closure by the county and state. The permit has been extended to August 31, 2002. The Company may be permitted, at the sole discretion of the state, to continue accepting materials beyond August 31, 2002 in order to provide funding of project expenditures. However, there can be no assurance that the Company will be able to solicit sufficient quantities of recycled material to generate sufficient funds for reimbursement of the above expenditures, or payment for the services of the Company.

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

         Accounts receivable-trade as of December 31, 2001 and 2000 includes $200,000, for fees earned with respect to installation, operation and maintenance of a new gas collection system at a landfill site owned by the Company and referred to above. The new gas collection system supplements an existing system. The agreements with DGC and its affiliates provide that in the event of a termination of the agreements, the Company will submit DGC's cost of constructing and acquiring the gas collection system for reimbursement from the escrow account established to finance the site's post-closure activities (see Note 9). Submittal for reimbursement must be reviewed by an independent engineering firm and approved by the New Jersey Department of Environmental Protection. DGC has not submitted the construction costs of the gas collection system.


Note 5 - Assets Held for Sale:

         Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 as of December 31, 2001 and 2000. The real estate included in this category consists of approximately 430 acres located in Deptford, N.J. (including approximately 100 acres upon which the landfill, owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. is situated). The Company is actively pursuing the disposition of such property. However, based upon market conditions for real estate of this type the Company is unable to determine when such sale(s) will ultimately be consummated.


Note 6 - Escrowed Proceeds from Sale of Subsidiary:

         On March 1, 1996, the Company's wholly-owned subsidiary, THV Acquisition Corp. ("THV"), sold all of the issued and outstanding stock of Hunt Valve Company, Inc. ("Hunt") to ValveCo, Inc. A portion of the net cash proceeds of the sale ($750,000) was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of (x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which Hunt was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. No indemnification claims have been asserted. During December 2000, $841,000 was released to the Company from the escrowed funds at the request of the Company when it became evident that the income tax liability for the years covered by the escrow was less than $100,000. The escrowed funds with accrued interest income equal $121,000 as of December 31, 2001 and are classified as current in the accompanying balance sheet since it is anticipated that the funds will be released during 2002.


Note 7 - Income Taxes:

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes as well as for the deferred tax effects of tax credits carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled.

         The provision (credit) for income taxes consists of the following (in $000's):

                                                     2001        2000
         Provision for operations
              Currently payable (refundable):
                Federal                            $   -       $   -
                State                                  -           -
                                                       -           -
              Deferred:
                Federal                              (903)         -

                State                                (453)         -
                                                   (1,356)         -
              Total income tax
                provision (credit)                 (1,356)         -

         Deferred tax expense results from temporary differences as follows (in $000's):

                                                     2001        2000
            Excess of tax over book
              (book over tax) depreciation        $     1     $     5
            Change in Federal valuation
              allowance (Net of $14,000 and
              $(6,000) related to unrealized
              appreciation of available for
              sale securities)                       (593)        355
            Change in state valuation allowance      (413)         66
            Federal net operating loss carryforwards (317)       (363)
            State net operating loss carryforwards    (38)        (69)
            Remediation and closure costs               4           6
            Deferred state income taxes                -           -
                                                  $(1,356)    $    -

         Deferred tax assets and liabilities at December 31, 2001 and 2000 were comprised of the following (in $000's):

                                                     2001        2000
            Deferred tax assets
              Remediation and closure costs       $    26     $    30
              Non-deductible accruals                  43          43
              Depreciation                             13          15
              Federal net operating
                loss carryforwards                    860         543
              State net operating loss
                carryforwards                         739         701
              Subtotal                              1,681       1,332
              Valuation allowance for deferred
                tax assets                           (325)     (1,317)
              Total                                 1,356          15

             Deferred tax liabilities
              Unrealized appreciation of
                equity securities                      -          (15)
              Total                                    -          (15)
            Net deferred tax asset                $ 1,356    $     -


         The Company has recorded valuation allowances of $325,000 and $1,317,000 as of December 31, 2001 and 2000, respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

         At December 31, 2001 the Company had federal net operating loss carryforwards of $2,530,000 which expire $524,000 in 2019, $1,074,000 in 2020 and $932,000 in 2021.

         At December 31, 2001 the Company and its subsidiaries had state net operating loss carryforwards of $9,856,700 which expire at various dates through December 31, 2011.

         The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss)
     before tax by the applicable statutory U.S. federal income tax rate (in $000's):
                                                     2001        2000
           Tax expense (credit) computed
             by applying U.S. federal
             income tax rate to income (loss)
             before income taxes (credits)         $  (320)    $ (358)
           Increases (reductions) in
             taxes resulting from:
           State income taxes (credit) net
             of federal income tax benefit            (453)        -
           Change in federal deferred
             tax valuation allowance                  (579)       355
           Other                                        (4)         3
                                                   $(1,356)    $   -

         During October 2000, the Company concluded litigation, which it commenced in 1994, with the Service in Tax Court over the Company's tax liability for taxable years 1980-88 and certain issues from taxable years 1989-91. The Company settled all of the issues before the Tax Court and reached agreement with the Service on its tax liability for all of the subsequent taxable years through 1996. The Company has been assessed $905,000 of federal income tax after taking into account available net operating losses and tax credits. In addition, the Company estimates that, as of December 31, 2001, approximately $127,000 of state income tax and $3,144,000 of federal interest are owed. State tax authorities may assert that penalties are owed in connection with the state tax liability arising from these settlements. The Company will decide whether to challenge any such state tax penalties if and when they are asserted. The Company has paid the portion of the assessment related to 1995; $9,000 for federal taxes and $5,000 for interest. The aggregate tax obligation owed as a result of the Company's settlement with the Service of the Tax Court litigation and subsequent taxable years equals approximately $4,166,000 (plus additional interest accruing from December 31, 2001 until the obligations are settled).

         During March 2001, the Company filed an Offer in Compromise with the Service which requested a reduction in the amount due and permission to pay the reduced obligation in installments. The Offer filed in March 2001 has been rejected by the Service, and in March 2002 an appeal of the rejection was filed by the Company. Payment of the state tax liability and interest will be due when amended state tax returns are filed to reflect adjustments to previously reported income resulting from these settlements.


Note 8 - Long-term Debt:

     Long-term debt consists of the following (in $000's):

                                                     2001        2000

            Vehicle financing at 9.9% interest       $  3        $  6
            Total debt                                  3           6
                Less: Current portion                   3           3
            Long-term portion                        $  0        $  3



Note 9  - Remediation and Closure Costs:

         The Company's accruals for closure and remediation activities equal the present value of the estimated future costs related to a site less funds held in trust for such purposes. The costs of litigation associated with a site are expensed as incurred. The Company has accrued remediation and closure costs for the following sites (in $000's):

                                                     2001        2000
            Kinsley's landfill
              Accrued costs                       $11,432     $11,064
              Escrowed funds                       (9,428)     (9,060)
              Net                                   2,004       2,004
            Mac Sanitary landfill                      61          72
            Total                                 $ 2,065     $ 2,076

         Cash and securities held in certain trusts for post closure activities at Kinsley's landfill have been netted against the accrual for presentation in the Company's balance sheet.

         Kinsley's ceased accepting solid waste at its landfill in Deptford Township, New Jersey on February 6, 1987 and commenced closure of that facility. At December 31, 2001 and 2000, Kinsley's has accrued $11,432,000 and $11,064,000, respectively, for the remaining costs of closure and post-closure care of this facility, of which $9,428,000 and $9,060,000, respectively, is being held in interest-bearing escrow accounts. The accrual as of December 31, 2001 is based upon the present value of the estimated operation and maintenance costs related to the site's containment systems and treatment plant through the year 2016.

         Mac Sanitary Land Fill, Inc. ("Mac"), a wholly-owned subsidiary of the Company, operated a landfill in Deptford Township, New Jersey which ceased operations in 1977. The closure of this facility has been substantially completed. At December 31, 2001 and 2000, Mac has accrued $61,000 and $72,000, respectively, for the costs of continuing post-closure care and monitoring at the facility. The accrual as of December 31, 2001 is based upon the present value of the estimated maintenance costs of the site's containment systems through the year 2007.

         Tang Realty, Inc. ("Tang"), a company owned and controlled by Marvin H. Mahan, (a former director and officer, and former principal shareholder of the Company) and the Company entered into a settlement agreement (the "Tang Agreement") in 1988 regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang (the "Tang Site") pursuant to which the Company assumed all future remediation costs in connection with the Tang Site. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. On November 20, 2001 EPA filed suit against the Company alleging that the Company is the corporate successor to the former operator at the site, and had continued its operations at the site. See Note 13 - "As to the Tang Site" for further discussion of this matter.

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

         On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill and substantially relieved the Company from future obligation with respect to the site (see Note 13 "As to the Kin-Buc Landfill"). However, the Company remains a responsible party under the Administrative Orders issued by EPA as discussed above, and may incur administrative and legal costs complying with such Administrative Orders.

         Pursuant to one of the settlement agreements, the Company, among other things, agreed to continue to prosecute its pending suit against former excess insurance carriers and to pay SCA 75% of the net Kin-Buc Landfill related recoveries of such suit, after allowances for related legal fees and federal and state income tax obligations resulting from the audit of the Company's income tax returns for the years 1982 through 1992, up to a maximum of $3.5 million (see Note 13 "Insurance Claims"). SCA agreed to defend and indemnify Transtech, Kin-Buc and Filcrest from continuing claims by non-settling non-municipal waste and municipal waste potentially responsible parties ("PRPs") in the litigation. SCA will also defend and indemnify the Company from all future liability for or in connection with the remediation of the Kin-Buc Landfill.

         The construction phase of the remediation efforts at Kin-Buc Landfill since July 1994 has been financed in part with funds provided by SCA and in part with funds provided from persons responsible for the generation, transportation and disposal of wastes at the site pursuant to certain provisions of the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA").

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

         During May 1997, EPA began an investigation of the area known as Mound B. In May 1998, the final plan of this investigation was completed. During February 1999, the Company received a copy of a letter sent from EPA to SCA informing SCA that EPA has concluded that hazardous materials were disposed of in Mound B. SCA's work plan to address the conditions at the mound was approved by EPA during January 2001 subject to certain contingencies. The cost of studies and remediation of this area is not included in the above estimates of the total cost of the remediation. Beginning in February 2000, the Company and EPA entered into a series of tolling agreements pursuant to which EPA agreed to defer the filing of claims or commencement of litigation with respect to Mound B against the respondents of the Administrative Orders, and the Company agreed to extend the statute of limitations which may otherwise have prevented the filing of such claims or commencement of litigation. The most recent of such extensions expires April 30, 2002.

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


Note 10 - Stockholders' Equity:

     Stock Option Plans

         At December 31, 2001, 797,000 shares of Transtech's common stock were reserved for issuance under incentive stock option plans that provide for the granting of options to employees at prices equal to the market value of Transtech's common stock on the date of grant, which options are exercisable for a period not to exceed ten years from the date of grant. Non-qualified stock options are available for grant to officers, directors, certain eligible employees and consultants at prices ranging from 50% to 100% of market value at the date of grant and these are also exercisable for a period not to exceed ten years. Options for 5,000 and 55,000 shares were outstanding at December 31, 2001 and 2000, respectively, all of which are exercisable.

         A summary of stock option transactions for 2001 and 2000 follows:

                                      2001                2000
                                        Weighted            Weighted
                                         Average             Average
                                        Exercise            Exercise
                               Shares     Price     Shares     Price
         Outstanding,
           beginning of year   55,000     $0.72     55,000     $0.72
         Granted                   -         -          -         -
         Exercised                 -         -          -         -
         Expired              (50,000)     0.75         -         -
         Outstanding,
           end of year          5,000     $0.44     55,000     $0.72

         Options exercisable
           at year end          5,000               55,000

         The following information applies to stock options outstanding at December 31, 2001:

         Options outstanding                               5,000
         Range of exercise prices                          $0.44
         Weighted average exercise price                   $0.44
         Weighted average remaining life in years           1.19

     Stock Grant

         On February 7, 2001, the Company's Board of Directors approved the grant of 150,000 shares of the Company's Common Stock for the benefit of the Company's officers, directors and employees pursuant to the Company's 2001 Employee Stock Plan. All 150,000 shares were registered on March 23, 2001 and issued to the beneficiaries on March 27, 2001.


Note 11 - Employee Benefit Plans:

     Retirement Savings and Profit Sharing Plans

         The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to 15% of their eligible compensation, but not in excess of amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of employees' contributions not in excess of 2% of their eligible compensation during 2001 and 2000. The plan provides that the Company's matching and profit sharing contributions may be made in cash, in shares of Company stock, or in cash and invested in shares of Company stock. Contributions to and administrative expenses of the plan paid by the Company for each of the years ended December 31, 2001 and 2000 was approximately $7,000.

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


Note 12 - Lease Commitments:

         The Company leases office facilities and vehicles under operating leases which expire through 2005. Total rent expense charged to operations for all operating leases was $58,000 and $62,000 for the years ended December 31, 2001 and 2000.

         Future minimum lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year are as follows (in $000's):

                         2002                   $ 57
                         2003                     54
                         2004                     50
                         2005                     10


Note 13 - Legal Proceedings:

         As to Federal Tax Liabilities

         In 1991, the Internal Revenue Service (the "Service") asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. On February 9, 1994, the Company filed a petition with the Tax Court contesting many of the proposed adjustments asserted in the deficiency notice entitled Transtech Industries, Inc. v. Commissioner of Internal Revenue Service. On June 5, 1995, August 14, 1995, March 7, 1996, July 31,
     1996, January 22, 1998 and December 21, 1998, respectively, the Company and the Service executed a stipulation of partial settlement, first, second and third revised stipulations of partial settlement and a supplement and second supplement to the third revised stipulation of partial settlement. These settlements resolved all of the adjustments asserted in the deficiency notice. The settlements were approved by the Congressional Joint Committee on Taxation during April 2000. The Litigation was concluded during October 2000 and assessments issued during the first quarter of 2001.

         In March 2001, the Company filed an Offer in Compromise with the Service which requested a reduction in the amount due and permission to pay the reduced obligation in installments. The Offer filed in March 2001 has been rejected by the Service, and in March 2002 the Company filed an appeal of such rejection. Payment of the state tax liability will accompany amended state tax returns being prepared to reflect adjustments to previously reported income resulting from these settlements. See Note 2 for a discussion of the impact of the tax litigation on the Company's cash resources, and Note 7 for a discussion of the Company's accrued liability.

     Insurance Claims

         The Company entered into a Settlement Agreement and Release (the "Settlement Agreement"), dated October 8, 2001 and consummated in February 2002, which settled the Company's claims against certain of its excess insurance carriers.

         In 1995, Transtech, and its wholly-owned subsidiaries Kin-Buc, Inc. and Filcrest Realty, Inc. commenced suit in the Superior Court of New Jersey, Middlesex County, entitled Transtech Industries, Inc. et. al v. Certain Underwriters at Lloyds et al., Docket No. MSX-L-10827-95, (the "Lloyds Suit") to obtain indemnification from its excess insurers who provided coverage during the period 1965 through 1986 against costs incurred in connection with the remediation of various sites in New Jersey. The defendant insurers included various London and London Market insurance companies, First State Insurance Company and International Insurance Company.

         During June 1999, the Company and First State Insurance Company entered into an agreement pursuant to which the Company agreed to accept $250,000 in satisfaction of its current and potential future claims with respect to environmental contamination as defined in such agreement. During July 2000, the Company and International Insurance Company entered into an agreement pursuant to which the Company agreed to accept $17,500 in satisfaction of its current and future environmental contamination claims.

         Some of the London and London Market insurance companies that participated in the policies held by the Company are insolvent. The estates of some of these insolvent insurers have sufficient assets to make a partial contribution toward claims filed by the Company. During August 1999 the Company received approximately $35,000 in satisfaction of its claims against the estate of an insolvent excess insurer.

         All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. They also cover certain companies presently or formerly owned, controlled by or affiliated with Marvin H. Mahan, a former officer and director, and former majority shareholder of the Company.

         In October 1998, the Company entered into an agreement with Marvin H. Mahan and certain entities affiliated with him, (collectively, the "Mahan Interests") which resolved certain disputes and assigned to the Company all rights of the Mahan Interests, and certain other insured entities affiliated with the Mahan Interests, as insureds and claimants under excess insurance policies, including those policies which are the subject of this litigation (see Note 16 - Related Party Transactions).

         The Company had assigned its claims for remediation costs incurred at a site of past operations located in Carlstadt, New Jersey to certain third-parties (the "AT&T Group") in conjunction with the 1995 settlement of certain litigation related to such site (see "As to the Carlstadt Site" below). Subsequent to executing the September 1995 settlement, certain members of the AT&T Group conveyed their rights under such settlement to other members of the AT&T Group (the "Cooperating PRP Group"). During 1998, the Company and the Cooperating PRP Group agreed to cooperate in the pursuit of their respective excess insurance claims, and therefore, members of the Cooperating PRP Group are parties to this Settlement Agreement.

         The Company and the Cooperating PRP Group agreed upon an allocation of the proceeds from the LLoyds Suite that, assuming the Settlement Agreement was consummated, shall provide the Company 52% of the proceeds, plus all of the interest earned on both the Company's and Cooperating PRP Group's portion of the settlement proceeds while such proceeds are collected and held in escrow pending consummation of the settlement. In addition, the Company agreed to pursue non-settling excess insurers. The Cooperating PRP Group shall receive the first $250,000 that is collected from the non-settling excess insurers, net of attorney fees and expenses, and the Company shall retain the balance of amounts recovered, if any.

         The Settlement Agreement is among the Company, the Cooperating PRP Group and certain Underwriters at Lloyd's, London, and certain London Market Insurance Companies (the "London Market Insurers")(the aforementioned parties being referred to hereinafter collectively as the "Parties"). The Settlement Agreement is intended to be, a full and final settlement that releases and terminates all rights, obligations and liabilities of London Market Insurers, the Company and the Cooperating PRP Group with respect to the subject insurance policies.

         Each of the London Market Insurers paid into an escrow account its respective, allocated share of the total negotiated value assigned to the claims against the subject insurance policies (the "Settlement Amount"). The Settlement Agreement was consummated in February 2002 when the condition that payments by settling insurers into an escrow account must represent at least 84.75% of the Settlement Amount was satisfied. The Company's share of the Settlement Agreement proceeds and interest earned during the collection of the proceeds was approximately $13,013,000 and was received by the Company in 2002, therefore the Lloyd's Suit settlement will be reflected in the Company's financial results reported for the quarter ended March 31, 2002.

           The obligations of the London Market Insurers under this Agreement are several, and not joint, and the Company and the Cooperating PRP Group agreed that no London Market Insurer shall be liable for any Settlement Amount allocable to any other London Market Insurer unless it has a contractual obligation to do so separate and apart from this Settlement Agreement.

         Upon the Company's and the Cooperating PRP Group's receipt of each London Market Insurer's allocated several share of the Settlement Amount, (a) any and all rights, duties, responsibilities and obligations of such settling London Market Insurer created by or in connection with the subject insurance policies will be terminated, and (b) the Company and the Cooperating PRP Group, severally, shall remise, release, covenant not to sue and forever discharge the following: (i) the Settling London Market Insurer ; and
     (ii) each of that Settling London Market Insurers' present and former officers, directors, employees, partners, limited partners, shareholders, members, subsidiaries, affiliates, representatives, attorneys and agents in such capacity.

         The Settling London Market Insurers agreed to remise, release, covenant not to sue and forever discharge the Company and the Cooperating PRP Group, severally, with respect to any and all past, present or future claims, of any type whatsoever, against the Company and/or the Cooperating PRP Group relating in any way to or arising in any way from (i) any of the subject insurance policies, and (ii) any act, omission, representation, or conduct of any sort, if any, constituting bad faith, fraud, breach of fiduciary duty, breach of common law or statutory duty, or impairment of subrogation, contribution or other insurance rights or benefits. This release, however, shall not apply to any obligations of the Company or the Cooperating PRP Group under the Settlement Agreement.

         The Settling London Market Insurers also agreed to waive, release and discharge any and all claims, they may have for contribution, subrogation, indemnity, equitable allocation, apportionment or other insurance against any other insurers of the Company or the Cooperating PRP Group who have waived, released and discharged the same claims against the Settling London Market Insurers.

          The Company agreed to indemnify and hold harmless each Settling London Market Insurer, for defense costs, settlements, and judgments arising under or in any way related
     to the subject insurance policies.   The Company's obligations
     shall include all claims, whether by way of direct action or otherwise, made by: (a) other insurers of the Company, (b) any Person claiming to be an insured or otherwise entitled to rights under the subject insurance policies; (c) any Person that has acquired claims from or been assigned the right to make a claim under the subject insurance policies (except for the Cooperating PRP Group); (d) any federal, state, or local government or any political subdivision, agency, department, board or instrumentality thereof.

         In the event any Cooperating PRP Group member fails to honor its indemnification obligations contained in the Settlement Agreement, the Company shall indemnify and hold harmless Settling London Market Insurers to the extent of such Cooperating PRP Group member's unfulfilled obligations. As a condition precedent to the Company's indemnification obligations, the Settling London Market Insurers shall act with reasonable diligence and good faith in taking action to enforce their indemnification rights against such Cooperating PRP Group member. Providing the Settling London Market Insurers have complied with the requirements of the foregoing sentence, the Company shall indemnify Settling London Market Insurers for their legal fees and costs incurred in pursuing indemnification from such Cooperating PRP Group member. Settling London Market Insurers shall assign to the Company all their rights to any uncollected amounts from such Cooperating PRP Group member.

         The Company also committed a portion of its proceeds from the Lloyd's Suit, net of certain adjustments,be paid to SCA in conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill as discussed below,and to legal counsel representing the Company in the Lloyd's Suit. In accordance with the terms of the 1997 settlement, $3.5 million of the Company's share of the Lloyd's Suit settlement is to be held in escrow until the amount of such obligation, if any, is determined. The Company and counsel representing the Company in the LLoyd's Suit and certain other matters entered into an engagement agreement that contains as compensation both fixed and contingent fees. The amount of fees due is dependent in-part upon the outcome of the matters. The Company estimates that the amount of fees ultimately due, in total will approximate 10% of the Company's anticipated proceeds payable pursuant to the Settlement Agreement.


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

         During February 1999, EPA informed SCA that EPA has concluded that hazardous materials were disposed of in Mound
     B (see Note 9). Beginning in February 2000, the Company and EPA entered into a series of tolling agreements pursuant to which EPA agreed to defer the filing of claims or commencement of litigation with respect to Mound B against the respondents of the Administrative Orders, and the Company agreed to extend the statute of limitations which may otherwise have prevented the filing of such claims or commencement of litigation. The most recent of such extensions expires April 30, 2002.

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

         In December 1989, Inmar and Transtech agreed to share equally certain costs in connection with the AT&T Suit. As of December 31, 1992, Transtech paid $514,000 towards such costs. Inmar disputed which expenses are to be shared. Further, in April 1991, Marvin H. Mahan made a demand upon Transtech for reimbursement of approximately $300,000 in costs which he incurred in connection with the AT&T Suit. The dispute concerning the shared expenses and Marvin H. Mahan's demand for reimbursement are subjects of the October 1998 settlement agreement with Inmar (see Note 6).

     As to the Tang Site

         Tang Realty, Inc. ("Tang"), a company owned and controlled by Marvin H. Mahan, (a former director and officer, and former principal shareholder of the Company) and the Company entered into a settlement agreement (the "Tang Agreement") in 1988 regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang (the "Tang Site") pursuant to which the Company assumed all future remediation costs in connection with the Tang Site. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. Tang disputed the Company's right to rescind the Tang Agreement. This dispute was a subject of the October 1998 settlement discussed in Note 6. During July 1999, counsel to the Company was contacted by the United States EPA regarding the Tang Site. EPA is performing remediation at the site and had requested information from approximately 100 potentially responsible parties concerning their involvement with the Tang Site. Transtech had no direct involvement with EPA since October 1990 and had not been the recipient of an EPA request for information. The July 1999 inquiry set forth EPA's concern that the statute of limitations on any claim EPA may have against the Company with respect to the site would expire during August 1999. Subsequent to August 1999, in consideration for EPA's agreement to defer the filing of a claim against the Company prior to the expiration of such statute of limitations, the Company agreed to enter into a series of agreements to extend the statute of limitations. During this period, EPA and the Company discussed the potential claims EPA was contemplating against the Company with respect to the site, and the amount of contribution EPA believes such claims may warrant toward EPA's estimated $2.9 million of unallocated remediation costs associated with the site. The most recent of such extensions has expired. On November 20, 2001 EPA filed suit against the Company in the United States District Court for the District of New Jersey entitled United States of America v. Transtech Industries, Inc., alleging that the Company is the corporate successor to the former operator at the site, Chemsol, Inc. and had continued its operations at the site. Chemsol, Inc. was controlled by Marvin H. Mahan. The Company intends to contest the allegations regarding successorship and the extent of operations it may have conducted at the site.

         In connection with its determination not to continue to contribute to the remediation of the Tang Site, in March 1991 Transtech made a demand upon Tang for reimbursement of the amounts it had expended in connection with such remediation. In April 1991, Tang rejected the demand for reimbursement and demanded Transtech resume the remediation (see Note 16).

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

         The uncertainty of the outcome of the aforementioned litigation and the impact of future events or changes in environmental laws or regulations, which cannot be predicted at this time, could result in reduced liquidity, increased remediation and closure costs, and increased tax and other potential liabilities. A significant increase in such costs could have a material adverse effect on the Company's financial position, results of operations and net cash flows. The Company may ultimately incur costs and liabilities in excess of its available financial resources.


Note 14 - Segment Information:

       The Company's continuing operations can be grouped into three segments: (a) operations which generate electricity from recovered methane gas, (b) operations which perform maintenance, remediation and related services on landfill sites, and (c) corporate and other. Corporate and other includes: (i) selling, general and administrative expenses not specifically allocable to the other segments, and (ii) other administrative costs incurred for the continuing closure and post-closure activities at the Company's dormant landfill facilities. Corporate assets are represented primarily by cash and cash equivalents, marketable securities, notes receivable and real estate held for investment and sale.

         (In $000's)              Electricity  Environmental Corporate
                                  Generation     Services    and Other

         2001
           Operating revenues       $     1      $   729      $    -
           Intercompany revenues    $    -       $   641      $    -
           Income (loss)
             from operations        $    (8)     $   314      $(1,036)
           Identifiable assets      $    - (a)   $ 1,510      $ 3,437
           Depreciation expense     $    -       $    27      $     4
           Capital expenditures     $    -       $    -       $     2

         2000
           Operating revenues       $     1      $   704      $    -
           Intercompany revenues    $    -       $   588      $    -
           Income (loss)
             from operations        $   (48)     $   195      $(1,060)
           Identifiable assets      $    - (a)   $   942      $ 3,167
           Depreciation expense     $    -       $    24      $     5
           Capital expenditures     $    -       $    12      $     4

     (a) Substantially all of the assets of the electricity generation segment are fully depreciated.

         During the years ended December 31, 2001 and 2000, two and one customer(s), respectively, of the Company accounted for 100% of the Company's consolidated operating revenues.


Note 15 - Net Income (Loss) Per Common Share:

         Basic "Earnings per Share" ("EPS") excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, were exercised, converted into common stock or resulted in the issuance of common stock. Diluted EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period increased by the dilutive effect of common stock-equivalent shares computed using the treasury stock method. Diluted EPS have not been presented since the calculations are anti-dilutive for each of the periods presented.


Note 16 - Related Party Transactions:

         The Company and its subsidiaries have had transactions with businesses owned or controlled by the Company's principal shareholders or members of their immediate family.

         On April 22, 1994, the Company made a loan of $75,000 to the President and Chairman of the Board of Directors of the Company, evidenced by a note bearing interest at a floating prime rate plus 1%. The amount of the loan together with interest of $47,000 was repaid during December 2000.

          The Company has provided Marvin H. Mahan, a former officer and director, and former principal shareholder of the Company, and the father of three of the Company's principal shareholders, the use of an automobile and contributed to the expenses of maintaining an office for his use including part-time secretarial services since his retirement from the Company. Such expenses totalled approximately $11,000 for each of the years ended December 31, 2001 and 2000.

         In October 1998, the Company, Marvin H. Mahan and certain entities affiliated with him entered into an agreement which resolved outstanding disputes. The Company had been negotiating with Inmar, Marvin H. Mahan and Tang (collectively, the "Mahan Interests") toward a settlement of disputes with the Company, namely, Inmar's demand for damages for loss of value of property adjoining the Kin-Buc Landfill, the sharing of legal expenses of the suit settled in 1995 pertaining to a site in Carlstadt, New Jersey, and the reimbursement of remediation costs and damages for loss of value at the Site. Negotiations broadened to include the Mahan Interests' joining in the December 1997 settlement of a derivative suit stemming from litigation regarding the remediation of the Kin-Buc Landfill, the satisfaction of Kin-Buc's judgment against Inmar regarding in-ground clay deposits purchased by Kin-Buc in 1988 and the Mahan Interests' cooperation in the prosecution of the suit against Transtech's excess insurers. In October 1998, the Company entered into an agreement with the Mahan Interests which resolved such disputes and assigned to the Company all rights of the Mahan Interests, and certain other insured entities affiliated with the Mahan Interests, as insureds and claimants under the excess insurance policies, including those policies which are now the subject of litigation initiated by the Company (see
     Note 3 - "Insurance Claims"). The Company agreed to vacate Kin-Buc's judgment against Inmar in exchange for $480,000 which was paid to the Company from funds deposited with the Superior Court of New Jersey, and to pay $200,000 for the aforementioned assignment of rights under the insurance policies to be paid in two equal installments. The first installment was paid when the Company received the $480,000 from the Superior Court. An amount equal to the second installment was placed in escrow when the funds were received from the Superior Court and is included in "Other" assets in the accompanying December 31, 2001 and 2000 balance sheets. The second installment was released from escrow in 2002 when the Company received payment for claims made against the insurance carriers. The Company also agreed to indemnify Marvin H. Mahan for claims that may be made on account of past actions he took in his role as an officer and director of the Company and reimbursed Marvin H. Mahan $68,000 for a portion of the Mahan Interests' legal fees related to the Kin-Buc litigation and their efforts to release the funds held by the Superior Court. The Mahan Interests and the Company exchanged releases from all other claims each has made against the other.


Transtech Industries, Inc.
Report of Independent Auditors



To the Stockholders and the Board of Directors
Transtech Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended, in conformity with U. S. generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2, 9 and 13 to the consolidated financial statements, the Company has experienced recurring operating losses and has current liabilities which exceed its available financial resources. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                               BRIGGS, BUNTING AND DOUGHERTY, LLP

Philadelphia, Pennsylvania
March 20, 2002


Transtech Industries, Inc.
Market Prices of Common Stock



     The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 2000 through December 31, 2001. The high and low bid price information has been obtained from The Nasdaq Stock Market, Inc.

  2001           High   Low             2000          High    Low
 1st quarter   $.0900 $.0600           1st quarter  $.2500  $.0625
 2nd quarter    .0600  .0600           2nd quarter   .2000   .0625
 3rd quarter    .0900  .0600           3rd quarter   .0625   .0600
 4th quarter    .0700  .0500           4th quarter   .0600   .0500

     The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions. They do not represent actual transactions.

     The number of holders of record of the Common Stock of the Company at December 31, 2001 was 268.

     The Company paid no dividends in either stock or cash in 2001 or 2000 and does not presently anticipate paying dividends in the foreseeable future.


Transtech Industries, Inc.
Directory



Executive Offices:      Directors:                  Independent Certified
                                                         Public Accountants:
200 Centennial Avenue   Robert V. Silva
Suite 202               Chairman of the Board,      Briggs, Bunting &
Piscataway, NJ 08854    President and Chief          Dougherty, LLP
Phone: (732) 981-0777   Executive Officer           Two Penn Center Plaza
Fax: (732) 981-1856     Transtech Industries, Inc.  1500 JFK Blvd., Suite 820
                                                    Philadelphia, PA 19102
                        Arthur C. Holdsworth, III
                        General Sales Manager       Transfer Agent:
                        Tilcon NJ Division of
                          Tilcon NY, Inc.           Continental Stock
                        Millington, New Jersey        Transfer & Trust Co.
                                                    17 Battery Place
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


Form 10-KSB

The Company will provide without charge to any stockholder a copy of its most recent Form 10-KSB filed with the Securities and Exchange Commission including the financial statements and schedules thereto. Requests by stockholders for a copy of the Form 10-KSB must be made in writing to: Transtech Industries, Inc., 200 Centennial Avenue, Suite 202, Piscataway, New Jersey, 08854,
Attention: Secretary.