Form 10KSB, Exhibit 13
period 2002-12-31
TRANSTECH INDUSTRIES INC
filed 2003-04-15
CIK 87799

Exhibit 13.  Annual Report to Stockholders.
























                          TRANSTECH INDUSTRIES, INC.

                                 ANNUAL REPORT

                                     2002




COMPANY PROFILE


     Transtech Industries, Inc., through its subsidiaries, provides environmental services and generates electricity utilizing methane gas. The Company's headquarters are located in Piscataway, New Jersey.








TABLE OF CONTENTS


                                                    Page

  President's Letter                                  2
  Management's Discussion and Analysis of
  Financial Condition                                 4
  Consolidated Balance Sheets                        21
  Consolidated Statements of Operations              23
  Consolidated Statements of Stockholders' Equity    24
    (Deficit)
  Consolidated Statements of Cash Flows              25
  Notes to Consolidated Financial Statements         27
  Report of Independent Auditors                     56
  Market Prices of Common Stock                      57
  Directory                                          58





Transtech Industries, Inc.
President's Letter



To Our Stockholders:

            The year 2002 was a roller-coaster ride for your company in a number of ways.

            The most positive news is that in February 2002 we received approximately $9.5 million in proceeds from our excess insurance carrier lawsuit against Lloyds of London et al. In the future we hope to collect additional settlements from the insolvent participants in the Lloyds syndicate.

            However, a number of past Transtech ghosts kept turning up like a bad penny. New claims against the Company regarding the sites of Kin-Buc, Carlstadt and Chemsol/Tang surfaced in 2002.

            In May 2002, the Department of Justice on behalf of the Environmental Protection Agency ("EPA") filed a lawsuit against the Company, a Waste Management subsidiary and others for reimbursement of its past costs, penalties and natural resource damages at the Kin-Buc site. Transtech believes some of the claims are covered by the indemnities given to it in our settlement agreement with the Waste Management subsidiary executed in 1997. Also, the government's claims may be time barred due to the statute of limitations. The EPA has been joined by the New Jersey Department of Environmental Protection in pursuing these claims. This case is now in mediation by mutual agreement of the parties. We believe we are in a good position, but the outcome of this mediation is uncertain at this time.

            As previously reported, and as covered in this year's report, we have not yet reached agreement on the amount due Waste
Management out of the proceeds of our Lloyds of London insurance settlement. This issue has been submitted to binding arbitration and may be resolved shortly.

            The Company was also named in a lawsuit by the EPA regarding the Tang/Chemsol site in Piscataway. The Company has vigorously denied that we have responsibility for that site. We hope that a settlement proposal we are working on with others for this site will ultimately relieve the Company from any responsibility for this site.

            In September 2002 EPA contacted the Company and other potentially responsible parties regarding further funding of remediation efforts at the Carlstadt site.

Transtech Industries, Inc.
President's Letter, cont'd




            Regarding the issue of the Internal Revenue tax case, we await a response on our appeal of the rejection by IRS of our Offer in Compromise.

            Within the next few months we will finish capping the last 2 acres of 12 acres at the Southern Ocean Landfill site in Ocean
County. During 2002, the Company wrote off approximately $700,000 of the amount due for its work based upon the funds available in escrow accounts to complete our work on the project.

            During 2002 we completed renegotiations on the sale of property in Deptford township which, if completed, may result in proceeds at closing, scheduled for 2004, in excess of $2 million.

            I urge you to read the annual report carefully. While our liquidity has been enhanced, there continues to be significant demands upon your company.

            As always, we continue to work hard through some very complex and interrelated issues on your behalf.


                                          Sincerely,


                                          Robert V. Silva

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial Data
(In $000's, except per share data)


 Years ended December 31,                            2002          2001
 Operating Revenues
   Environmental Services                        $  1,306       $ 1,370
   Electricity Generation                              70             1
   Subtotal                                         1,376         1,371
   Less Intercompany sales                           (639)         (641)
   Net Operating Revenues                        $    737       $   730

 Cost of Operations
   Direct operating costs                             274           191
   Selling, general and
     administrative expenses                        2,508         1,269
   Total cost of operations                         2,782         1,460

 Operating Income (Loss)                           (2,045)         (730)

 Other Income (Expense)
   Investment income                                  207            39
   Interest expense                                    (2)           (1)
   Interest credit (expense) related to
     income taxes payable                            (337)         (375)
   Net proceeds from insurance claims               8,626            -
   Gain on sale of marketable securities               -             34
   Remediation expenses                               (42)           -
   Miscellaneous income                                88            92
   Total other income                               8,540          (211)

 Income (Loss) Before Income Taxes (Credit)         6,495          (941)

 Income Taxes (Credit)                              2,992        (1,356)

 Net Income (Loss)                               $  3,503      $    415

 Basic Net Income (Loss) Per Common Share:

 Net Income (Loss) Per Common Share              $   1.18      $    .14

 Weighted Average Common Shares
    Outstanding                                 2,979,190     2,943,848





Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations



Introduction

     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related notes, which provide additional information concerning the Company's financial activities and condition.

     Certain reclassification have been made to the 2001 financial statements in order to conform to the presentation followed in preparing the 2002 financial statements.

Forward-Looking Statements

     Certain statements in this report which are not historical facts or information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. These statements relate to future events or the Company's future financial performance. In some cases, forward-looking statements can be identified by terminology such as may, will, should, expect, plan, anticipate, believe, estimate, intend, potential or continue, and similar expressions or variations. These statements are only predictions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, levels of activity, performance or achievement of the Company, or industry results, to be materially different from any future results, levels of activity, performance or achievement expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; the ability of the Company to implement its business strategy; the Company's ability to successfully identify new business opportunities; changes in the industry; competition; the effect of regulatory and legal proceedings; and other factors discussed herein. As a result of the foregoing and other factors, no assurance can be given as to the future results and achievements of the Company. All forward-looking statements included in this document are based on information available to the Company and its employees on the date of filing, and the Company and its employees assume no obligation to update any such forward-looking statements. In evaluating these statements, the reader should specifically consider various factors.

Results of Operations

Overview

     Transtech Industries, Inc. ("Transtech") was incorporated

under the laws of the State of Delaware in 1965. Transtech is a public holding company which manages its investments and 21 subsidiaries (Transtech and its subsidiaries collectively referred to as the "Company"). Two subsidiaries conduct active operations that have been classified into two segments: the performance of environmental services and the generation and sale of electricity utilizing an alternative fuel, methane gas. The other inactive subsidiaries of the Company hold assets consisting primarily of cash and cash equivalents, real property, intercompany receivables and contract rights.

     The Company and certain subsidiaries previously participated in the resource recovery and waste management industries. These activities included the hauling of wastes, and the operation of three landfills and a solvents recovery facility. The last of these operations ceased in 1987, but the Company continues to own and/or remediate the landfills and has both incurred and accrued for the substantial costs associated therewith.

     The Company has also incurred significant litigation and administrative expenses in ongoing litigation related to its past activities in the resource recovery and waste management industries, its ongoing litigation against certain excess insurance carriers for reimbursement of past remediation expenditures, and past litigation before the U.S. Tax Court.

     The Company has accrued $4.5 million through December 31, 2002 with respect to federal and state income tax obligations assessed against the Company as a result of the settlement of litigation in the U.S. Tax Court discussed below.

     As discussed in detail in this report, the Company has aggressively pursued various alternatives to raise cash to fund these obligations. For example, the Company sold its alkali products segment in 1995, its valve manufacturing operations in
1996 and certain property held for sale during 1997 and 1998.   In
2002, the Company consummated an agreement reached in 2001 that settled its claims against certain excess insurance carriers. However, the proceeds from the Company's settlement with certain of its excess insurance carriers remaining after (i) payment of income taxes due on the proceeds, and (ii) an immediate payment of the full amount of the assessed tax obligation, may be insufficient to satisfy the Company's other obligations discussed herein and meet its operating expenses as they come due. The Company continues to pursue its claims against the non-settling excess insurance carriers and the sale of property held for sale. The Company cannot ascertain whether the timing and the amount of cash generated from the Company's remaining operations and its continuing efforts to sell assets and otherwise enhance liquidity will be sufficient to discharge the Company's other liabilities and its continuing operating liabilities as they come due (see the discussion of "Liquidity and Capital Resources" below and Notes 8 and 14 to the Company's Consolidated Financial Statement).

Operating Revenues
     Consolidated net operating revenues increased $7,000 or 1%, for the year ended December 31, 2002, compared to the year ended December 31, 2001. Consolidated operating revenues by business segment for each of the four quarters within the years ended December 31, 2002 and 2001 were as follows (in $000):

                                 - Quarter -              Total
2002                    1st     2nd      3rd      4th      Year

  Environmental Svcs.  $291    $364     $359     $292    $1,306
  Electric Generation    -       -        25       45        70
  Subtotal              291     364      384      337     1,376
  Intercompany         (153)   (132)    (147)    (207)     (639)
  Net Operating
    Revenues           $138    $232     $237     $130    $  737

                                 - Quarter -              Total
2001                    1st     2nd      3rd      4th      Year

  Environmental Svcs.  $364    $429     $377     $200    $1,370
  Electric Generation    -        1       -        -          1
  Subtotal              364     430      377      200     1,371
  Intercompany         (196)   (187)    (134)    (152)     (641)
  Net Operating
    Revenues           $196    $243     $243     $ 48    $  730

     The environmental services segment provides construction, remedial and maintenance services at landfills, commercial and industrial sites, and manages methane gas recovery operations. The environmental services segment reported $1,306,000 of gross operating revenues for 2002 (prior to elimination of intercompany sales) compared to $1,370,000 for 2001, a decrease of 5%. Approximately $639,000 or 49% of the environmental services segment's revenues for the period, compared to $641,000 or 47% for last year, were for services provided within the consolidated group and therefore eliminated in consolidation. Environmental services sales to third parties during 2002 and 2001 were $667,000 and $729,000, respectively. Substantially all the third party sales during 2002 and 2001 were to one and two customer(s), respectively.

     The majority of the third party revenue for the years 2002 and 2001 relates to the Company's activities at the Southern Ocean Landfill ("SOLF"), located in Ocean County, New Jersey. On May 15, 2000 the Company's capping plan for SOLF was approved by the New Jersey Department of Environmental Protection ("NJDEP") (the "Capping Plan"). The Capping Plan was limited to the grading and capping of the 12 acre lined portion of SOLF and grading and capping of a portion of the adjoining 44 acre unlined landfill area, and grading and capping of a previously used access road straddling the lined and unlined landfill areas at SOLF. Approved activities also include leachate collection and pump repair, stormwater management, gas vent installation and associated activities. The Capping Plan called for the use of recycled materials where possible in the implementation of the plan. Tipping fees generated from the deposit of the recycled materials were paid into an escrow fund from which the Capping Plan costs are paid. The Company performs certain of the above construction activities, sub-contracts other activities and performs all managerial functions required under the Capping Plan, as well as acts as SOLF's agent to solicit the recycled materials. The Company had initially agreed to seek payment for its services and reimbursement for its costs solely from the escrowed funds generated from the delivery of recycled materials. One recycled material accounted for 65% of the initial projected volume of all recycled materials to be deposited at the site.
The availability of this recycled material declined dramatically since the project was first proposed during 1998, and the Company had a limited ability to substitute materials under the Capping Plan. As a result, the project fell behind schedule and incurred a disproportionate level of operating expenses relative to tipping fees generated. The Capping Plan was subsequently modified to (a) eliminate the capping of the adjoining area and access road, (b) allow additional time in which to complete the project, (c) allow additional materials to be incorporated into the plan in order to provide funding of a portion of the additional estimated project costs, and (d) provide funding of certain aspects of the closure by the county and state. The Company has completed capping 10 of the 12 acres requiring a cap, and the related installation of stormwater management and gas vent systems. Deposits of revenue producing recycled materials at the site ended during September 2002. Installation of the synthetic liner component of the cap is temperature sensitive, therefore construction activities at the site were suspended for the harsh winter months beginning in November 2002. Work on the remaining tasks is anticipated to restart in April 2003 and is expected to be completed within two to three months. The Company sought an amendment to the Capping Plan that would permit the acceptance of recycled materials into an adjacent area beyond December 30, 2002 in order to provide additional funds to the project through the tipping fees charged for the deposit of such materials. The Company was unsuccessful in obtaining the approval of NJDEP and regional authorities of such an amendment. Therefore, given the projected escrowed funds remaining, the inability to generate funds from the acceptance of additional material and the proximity to the expiration of the project, the Company recognized a bad debt expense of $700,000 during the year ended December 31, 2002 in recognition of the write-off amounts billed but greater than that expected to be collected for work on the SOLF project. The estimated total cost of the Capping Plan is approximately $4.9 million, of which an estimated $2.0 - 2.2 million would be billed by the Company for services provided on the project. The Company recognized revenue of $667,000 and $728,000 related to this site during the twelve months ended December 31, 2002 and 2001, respectively, of which $462,101 and $1,042,000 are included in Accounts receivable - trade at December 31, 2002 and 2001, respectively.

          The Company is continuing its efforts to expand the customer base of the environmental services segment to additional entities outside the consolidated group. For example, the Company submitted a bid to cap and close the adjoining 44 acre unlined landfill area of SOLF, but was not awarded the contract because of lower competing bids. The definition of the scope, commencement and duration of other opportunities are in various stages of development. There are no assurances such efforts will result in work for the Company.

     The Company's environmental services segment continues to perform closure activities on sites previously operated by the Company's subsidiaries. Work performed on a landfill owned by the Company and located in Deptford, New Jersey is submitted for reimbursement to a trust account established to finance the closure activities at the site (see Liquidity and Capital Resources - Liquidity). The Company billed such escrow account approximately $621,000 and $630,000 for services performed during the years ended December 31, 2002 and 2001, respectively. Such amounts are included in the amount of intercompany sales reported above, and eliminated in the calculation of net operating revenue. The Company has submitted a re-capping plan for this site to the NJDEP. The re-capping plan calls for the use of recycled materials to fill depressions and re-contour the top of the mound, and the installation of a synthetic liner on surfaces currently lacking a synthetic liner. The plan envisions that the work be funded by tipping fees charged for the deposit of the recycled materials onto the site. The work would be performed in phases in an attempt to minimize negative financial impacts, if any, from future changes in the markets for recycled material.

     Revenues from the segment which generates electricity using methane gas as fuel were approximately $70,000 and $1,000 for the years ended December 31, 2002 and 2001, respectively. The Company elected to begin repairs to the diesel/generating units previously postponed pending the outcome of negotiations of offers to purchase the electricity generating operations. Overhauls of certain equipment began in May 2002 in preparation for the Company's operation of the facility or its ultimate sale. The Company temporarily curtailed the facility's operations during June 1999 and operated one unit sporadically since June 2000. The electricity generating facility consists of four diesel/generating units each capable of generating approximately 11,000 kWh/day at 85% capacity. Electricity generated is sold pursuant to a long term contract with a local utility. The contract has three years remaining. Revenues are a function of the number of kilowatt hours sold, the rate received per kilowatt hour and capacity payments. The Company sold 2.0 million kWh during the year ended December 31, 2002 compared to 14,000 kWh sold in the prior year. The average combined rate received (per Kilowatt and capacity payment) in the current period when compared to the comparable period last year decreased 30%. The contract with the local utility allows for a continuous interruption in electricity supply for a period of up to twelve months. Methane gas is a component of the landfill gas generated by a landfill site owned by the Company and located in Deptford, New Jersey. Engineering studies indicate sufficient quantities of gas at the landfill to continue the operation of the facility for approximately 9 years. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more hours dedicated to repair and maintenance than with equipment utilizing traditional fuels.

Cost of Operations

     Consolidated direct operating costs for the year ended December 31, 2002 were $274,000, an increase of $83,000 or 43% when compared to $191,000 reported for 2001. Costs of the environmental services segment increased 13% overall due primarily to the increase in material and supplies required for the SOLF project and equipment maintenance. The costs of the electricity generating segment were $67,000 for the year ended December 31, 2002 compared to $9,000 for the prior year, due primarily to repair and overhaul costs related to the electricity generating equipment. An additional $70,000 of repair costs to ancillary equipment has been capitalized during the year ended December 31, 2002.

     Consolidated selling, general and administrative expenses for the year ended December 31, 2002 were $2,508,000, an increase of $1,239,000 from $1,269,000 reported for the prior year. The increase in selling, general and administrative expenses in the period for 2002 is primarily due to the charge of $700,000 related to the write-off of a portion of the amounts due the Company for its work on the SOLF project as discussed above, and an approximate $250,000 increase in accrued professional fees and administrative costs for the research and defense of environmental claims regarding various sites. Excluding the two charges, selling, general and administrative expenses equaled $1,558,000 for the year in 2002. The balances of the increase in selling, general and administrative expenses is primarily due to an increase in insurance, real estate taxes and employee related expenses. Professional fees and administrative costs continue to be incurred in support of the Company's ongoing environmental and insurance litigation, tax disputes, business development and asset divestiture efforts (see Liquidity and Capital Resources - Liquidity and see Note 14 to the Company's Consolidated Financial Statements). The operating costs of the non-operating subsidiaries, consisting primarily of insurance premiums, franchise, corporate and real estate taxes, aggregated approximately $53,000 and $46,000 for the years ended December 31, 2002 and 2001, respectively.

Operating Loss

     The Company's consolidated operating loss for the year ended
December 31, 2002 increased to $2,045,000 from a loss of $730,000 reported for the prior year.

Other Income (Expense)

     Consolidated investment income increased to $207,000 for the year ended December 31, 2002 from $39,000 reported for the prior year due primarily to the increase in the amount of funds available for investment.

     Consolidated interest expense was approximately $2,000 and $1,000 for the years ended December 31, 2002 and 2001, respectively.

     Interest expense reported as "Interest expense related to income taxes payable" represents the amount of interest accrued on estimated income taxes payable as a result of the Company's tax litigation discussed below. The Company reported interest expense of $337,000 and $375,000 for the years ended December 31, 2002 and 2001, respectively.

     Net proceeds from insurance claims of $8,626,000 were reported for the year ended December 31, 2002 of which $8,608,000 represents the proceeds received from the Company's October 2001 settlement of litigation against certain of its excess insurance carriers, less related legal fees and a charge of $100,000 related to the release of funds previously held in escrow to a former majority shareholder and former officer and director.
Such payment stems from a 1998 settlement agreement and was contingent upon the Company's settlement of the excess insurance claims. See "Liquidity and Capital Resources - Insurance Claims for Past Remediation Costs" for further discussion of these issues.

     Consolidated gain realized on sale of marketable securities for the year ended December 31, 2001 was $34,000.

     Consolidated remediation expense of $42,000 reported for the year ended December 31, 2002, represents an increase in the accrued closure costs associated with a site formerly operated by a subsidiary of the Company.

     Consolidated miscellaneous income (expense) for the year ended December 31, 2002 decreased $4,000 to $88,000 of net income when compared to net income of $92,000 reported for the same period of 2001. Miscellaneous income for both 2002 and 2001 consists primarily of net royalty payments received from the lessee of certain of the Company's real property situated beneath the lessee's landfill (net of a fee payable pursuant to a consulting agreement executed in 1982), and rental income earned from the rental and lease of certain of the Company's property.

Income (Loss) before Income Taxes (Credits)

     The consolidated income from operations before income taxes
(credits) was $6,495,000 for the year ended December 31, 2002, compared to a loss of $941,000 for the prior year.

Income Taxes (Credits)

     The provision for federal and state income taxes for the year ended December 31, 2002 equaled $2,992,000. During 2002, the State of New Jersey enacted state income tax legislation, that, among other changes, disallows the carry forward of the Company's net operating losses into the years 2002 and 2003, but again become eligible for use in 2004. The Company recognized federal and state income tax credits totalling $1,356,000 for the year ended December 31, 2001 due to its ability to utilize past and current net operating losses in 2002 to offset income that were to be recognized from the Company's settlement of its litigation against certain excess insurance carriers.

Net Income

     Net income for the year ended December 31, 2002 was $3,503,000 or $1.18 per share, compared to a net income of $415,000 or $.14 per share, for the year ended December 31, 2001.

Liquidity and Capital Resources

General

     The Company faces significant short-term and long-term cash requirements for (i) federal and state income taxes and interest which have been assessed and are now due as discussed below and in the notes to the Company's consolidated financial statements for the year ended December 31, 2002, (ii) funding remediation costs and other expenses associated with sites of past operations, and (iii) funding its professional and administrative costs.

     As discussed in detail below, the Company and the Internal Revenue Service (the "Service") have settled all of its issues before the U.S. Tax Court regarding the Company's tax liability for the years 1980 through 1991, and the federal and state income tax obligations stemming from the settlements have been assessed and are now due. The amount of such tax obligations has been estimated at $4.5 million as of December 31, 2002. Although the Company's settlement of its claims against certain of its insurance carriers for recoveries of past remediation costs, discussed below, resulted in after-tax proceeds greater than the amount of the assessed tax obligations, the proceeds remaining after an immediate payment of the full amount of the tax obligation may be insufficient to satisfy the Company's other obligations and meet its operating expenses as they come due. In addition, the Company's past participation in the waste handling and disposal industries subjects the Company to future events or changes in environmental laws or regulations, which cannot be predicted at this time, which could result in material increases in remediation and closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

     The Company continues to pursue the sale of assets held for sale and claims against non-settling excess insurers, however, no assurance can be given that the timing and amount of the proceeds from such sales and claims will be sufficient to meet the cash requirements of the Company as they come due. In addition, the Company cannot ascertain whether its remaining operations and funding sources will be adequate to satisfy its future cash requirements.

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

Statement of Cash Flow

     Net cash provided by (used in) operating activities for the year ended December 31, 2002 increased to a net source of $8,261,000 from a use of $856,000 when compared to the prior year due primarily to the receipt of $9,563,000 of proceeds from a settlement of claims against certain of the Company's excess insurance carriers. Excluding the settlement proceeds, the cash flow from operations for 2002 increased to a use of $1,303,000 due primarily to installments paid toward estimated federal income taxes, and an increase in the amount paid to suppliers in excess of cash received from customers. Net cash flow from investing activities decreased this year to a use of $4,936,000 from a source of $1,237,000 due primarily to the use of the aforementioned proceeds from insurance claims to purchase marketable securities. The amount reported for 2001 reflects the utilization of cash for operations as marketable securities were sold or matured. The use of cash in financing activities increased to a net source of $12,000 from a net use of $14,000 for the period compared to last year, due primarily to proceeds from equipment financing in excess of long term debt and landfill closing costs incurred at the one site financed from the Company's general funds. Funds held by the Company in the form of cash and cash equivalents increased as of December 31, 2002 to $3,779,000 from $442,000. The sum of cash, cash equivalents and marketable securities as of December 31, 2002 increased to $8,540,000 from $442,000 when compared to the prior year.

     Working capital was $2.1 million for the year ended December 31, 2002 and a deficit of $(1.2) million for the year ended December 31, 2001, and the ratio of current assets to current liabilities was 1.3 to 1 as of December 31, 2002 and 0.7 to 1 as of December 31, 2001.

Taxes

     During October 2000, the Company concluded litigation, which it commenced in 1994, with the Service in Tax Court regarding the Company's tax liability for taxable years 1980-91. The Company settled all of the issues before the Tax Court and reached an agreement with the Service as to its tax liability for all taxable years through 1996. After taking into account available net operating losses and tax credits, the Company has been assessed $905,000 of federal income tax as a result of these settlements. The Company estimates that, as of December 31, 2002, approximately $127,000 of state income tax and interest and $3,476,000 of federal interest are owed. State tax authorities may assert that penalties are owed in connection with the state tax liability arising from these settlements. The Company will decide whether to challenge any such state tax penalties if and when they are asserted. The Company has paid the portion of the assessment related to 1995; $9,000 for federal taxes and $5,000 for interest. The aggregate tax obligation due as a result of the Company's settlement with the Service of the Tax Court litigation and subsequent taxable years equals approximately $4,517,000 (plus additional interest accruing from December 31, 2002 until the obligations are settled).

     In March 2001, the Company filed an Offer in Compromise with the Service which requested a reduction in the amount due and permission to pay the reduced obligation in installments. This offer was rejected by the Service, and in March 2002 the Company appealed the Service's rejection of its offer. The Company awaits the Service's response to its appeal. Amended state tax returns reflecting adjustments to previously reported income resulting from the settlements with the Service were filed during February 2003.

Remediation and Closure Costs

     As of December 31, 2002, the Company has accrued $11.3 million for its estimated share of remediation and closure costs related to the Company's former landfill and waste handling operations. Approximately $9.2 million is held in trust and maintained by trustees for the post-closure activities of one site located in Deptford, New Jersey (see Note 10 to the Company's Consolidated Financial Statements).

     The Kin-Buc Landfill, located in Edison, New Jersey, was operated on parcels of property owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"). The Kin-Buc Landfill and certain neighboring areas are undergoing remediation under Administrative Orders issued by the United States Environmental Protection Agency ("EPA") in September 1990 and November 1992 to the Company and other responsible parties including SCA Services, Inc. ("SCA"), which is an affiliate of Waste Management, Inc. ("WMI"). The Company initiated a suit in 1990 against generators and transporters of waste deposited at the site with the intent of obtaining contribution toward the cost of remediation. On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation. One of the December 23, 1997 agreements provided SCA's commitment to defend and indemnify the Company from future liability for the remediation of the site, including an area in the vicinity of the Kin-Buc Landfill known as Mound B. However, the Company remains a responsible party under the aforementioned Administrative Orders issued by EPA, and continues to incur administrative and legal costs complying with such Administrative Orders.

     Beginning in February 2000, the Company and EPA entered into a series of tolling agreements pursuant to which EPA agreed to defer the filing of claims or commencement of litigation with respect to the Kin-Buc Landfill against the respondents of the Administrative Orders, and the Company agreed to extend the statute of limitations which may otherwise have prevented the filing of such claims or commencement of litigation. The most recent of such extensions expired April 30, 2002. During May, 2002 the Company and other respondents to the Administrative Orders were named as defendants to a suit filed by the Office of the US Attorney in which EPA seeks reimbursement of costs it has incurred and penalties for past construction delays. During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund filed a similar suit against the same respondents, seeking reimbursement of past costs it has incurred with respect to the site and for alleged natural resource damages. For a discussion of these matters, see
Note 14 to the Company's Consolidated Financial Statements.

     In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed above, the Company committed a yet to be determined portion of the proceeds, net of certain adjustments, arising from its litigation against its excess insurance carriers be paid to SCA. Such payment is not to exceed $3.5 million. For a discussion of this matter, see "Insurance Claims for Past Remediation Costs" below.

     During July 1999, counsel to the Company was contacted by EPA regarding a Piscataway, New Jersey site owned by Tang Realty, Inc. ("Tang"). Tang is a corporation controlled by Marvin H. Mahan, a former director and officer, and former principal shareholder of the Company. EPA is performing remediation at the site. The July 1999 inquiry set forth EPA's concern that the statute of limitations on any claim EPA may have against the Company with respect to the site would expire during August 1999. Subsequent to August 1999, in consideration for EPA's agreement to defer the filing of a claim against the Company prior to the expiration of such statute of limitations, EPA and the Company entered into a series of agreements to extend the statute of limitations. During this period, EPA and the Company discussed the potential claims EPA was contemplating against the Company with respect to the site, and the amount of contribution EPA believes such claims may warrant toward EPA's $2.9 million of unallocated remediation costs associated with the site. Upon expiration of the last of such extensions, during November 2001 EPA filed suit against the Company alleging that the Company is the corporate successor to the former operator at the site, Chemsol, Inc., and had continued its operations at the site. The Company is contesting the allegations regarding successorship and the extent of operations it may have conducted at the site. Chemsol, Inc. was controlled by Marvin H. Mahan. Action has been stayed on this matter pending the outcome of settlement discussions. Pursuant to a 1988 agreement with Tang, in 1988, 1989 and 1990 Transtech spent approximately $4.3 million for the remediation of the site.

     During September 2002, EPA issued a notice of potential liability and of consent decree negotiations to potentially responsible parties regarding a site located in Carlstadt, New Jersey. The site has been undergoing remediation and EPA now seeks contribution toward the remediation of an area designated Operable Unit 2. EPA seeks contribution toward estimated remediation costs of this phase of $7.5 million and $2.0 million of past oversight and administrative costs. The Company ceased operation of a solvents recovery facility at the site in 1970. This matter is currently under review by the Company and its advisors. The Company's claim against excess insurance carriers for the recovery of past remediation costs related to this site is discussed below.

Insurance Claims for Past Remediation Costs

     In 1995, the Company commenced suit (the "Lloyds Suit") against its excess insurers who provided coverage during the period of 1965 through 1986 to obtain a recovery of past remediation costs and indemnification for future costs incurred in connection with the remediation of various sites located in New Jersey, and for the defense of litigation related thereto. The defendant insurers, include various Underwriters at Lloyd's, London, and London Market Insurance Companies, First State
Insurance Company and International Insurance Company.   The
Company had assigned its claims for remediation costs incurred at a site of past operations located in Carlstadt, New Jersey to certain third-parties (the "AT&T Group") in conjunction with the 1995 settlement of certain litigation regarding the remediation costs for such site. Certain of the AT&T Group members in-turn assigned their rights to the claims to other AT&T Group members (the "Co-Operating PRPs"). During October, 2001 the Company, the Cooperating PRP Group and certain Underwriters at Lloyd's, London, and certain London Market Insurance Companies (the "London Market Insurers") entered into an agreement to settle the claims against them (the "Settlement Agreement"). The Settlement Agreement is intended to be, a full and final settlement that releases and terminates all rights, obligations and liabilities of London Market Insurers, the Company and the Cooperating PRP Group with respect to the subject insurance policies. The Settlement Agreement was consummated in February 2002 when the condition that payments by settling insurers into an escrow account must represent at least 84.75% of the negotiated value assigned to the claims was satisfied. The Company's share of the Settlement Agreement proceeds and interest earned during the collection of the proceeds was approximately $13 million. The Company intends to pursue its claims against the non-settling defendants. Some of the non-settling London and London Market insurance companies are insolvent, however the estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company (see Note 14 - "Legal Proceedings" to the Company's Consolidated Financial Statements). The Cooperating PRP Group shall receive the first $250,000 that is collected from the non-settling excess insurers, net of attorney fees and expenses, and the Company shall retain the balance of amounts recovered, if any. Proceeds from the Settlement Agreement are subject to federal and state income taxes.

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

     The Company also committed a yet to be determined portion of its proceeds from the Lloyds Suit net of certain adjustments, be paid to SCA Services, Inc. in conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill, as discussed above, and to legal counsel representing the Company in the Lloyds Suit. In accordance with the terms of the 1997 settlement, $3.5 million of the Company's share of the Lloyds Suit settlement is to be held in escrow until the amount of such obligation, if any, is determined. The calculation of the amount due is the subject of arbitration between the parties (see Note 14 to the Company's Consolidated Financial Statement). The Company and legal counsel representing the Company in the Lloyds Suit and certain other matters entered into an engagement agreement that contains as compensation both fixed and contingent fees. The amount of fees due is dependent in-part upon the outcome of the matters. The Company has accrued approximately $837,000 during the year ended December 31, 2002 for such fees which are payable at the conclusion of the other matters addressed in the engagement agreement.

     All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. Certain companies presently or formerly owned or controlled by a former principal shareholder, director and officer of the Company are also covered, however such parties assigned their rights as holders and claimants under these policies to the Company in October 1998 (see Note 16 to the Company's Consolidated Financial Statements). The 1998 agreement provided, among other terms, for the second of two payments in the amount of $100,000 each be released from an escrow upon receipt of proceeds from claims against the excess insurance carriers.

Assets Held for Sale

     Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 as of December 31, 2002 and 2001. The real estate included in this category consists of approximately 430 acres of predominately vacant property located in Deptford, N.J. (including approximately 100 acres upon which the landfill owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. ("Kinsley's") is situated). The Company had attempted to maximize the consideration received for the property through the sale or lease of portions of the Deptford Property as a recycling center/construction and demolition waste depository. However, discussions with local officials lead the Company to conclude that such plans are unlikely to be accomplished in the foreseeable future. The Company is now pursuing the disposition of the property through the sale of individual parcels and/or groups of parcels. However, based upon market conditions for real estate of this type the Company is unable to determine when sale(s) of the parcels will ultimately be consummated and proceeds received. During May, 2001 the Company entered into a contract to sell approximately 55 acres adjoining Kinsley's landfill for $2.5 million, assuming all 55 acres could be utilized for development. During March 2002, the buyer notified the Company that its due diligence indicates that only between 45 and 48 acres may be developed and certain work on the property may be required, and, as a result, sought adjustments to the purchase contract. An amendment to the contract was executed during December 2002 which provided the sale of 60 acres (45 acres usable land and 15 acres of wetlands) for $2.1 million. The Company will not be required to make requested improvements to the property. The sale is contingent upon, among other conditions, the buyer obtaining approval of its plans for the property from applicable local and state agencies; a process that may require two or more years to accomplish.

Escrowed Proceeds from Sale of Subsidiary

     A portion of the net cash proceeds from the 1996 sale of a subsidiary was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of
(x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which the subsidiary was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. No indemnification claims have been asserted. During December 2000, $841,000 was released to the Company from the escrowed funds at the request of the Company when it became evident that the income tax liability for the years covered by the escrow were less than $100,000. The escrowed funds with accrued interest income equal $122,000 and $121,000 as of December 31, 2002 and 2001,
respectively.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)


 December 31,                                        2002          2001

                                 Assets
 Current Assets
  Cash and cash equivalents                      $  3,779      $    442
  Marketable securities                             4,761            -
  Accounts receivable - trade
    (net of allowance for doubtful
     accounts of $2)                                  487         1,060
  Deferred tax asset                                   44         1,356
  Recoverable closure costs from escrow fund          208           170
  Escrowed funds from sale of subsidiary              122           121
  Prepaid expenses and other                           63           101
    Total current assets                            9,464         3,250

 Plant and Equipment
  Machinery and equipment                           3,064         2,910
  Less accumulated depreciation                     2,850         2,874
    Net plant and equipment                           214            36

 Other Assets
  Assets held for sale                              1,312         1,312
  Other                                               260           349
    Total other assets                              1,572         1,661

  Total Assets                                   $ 11,250      $  4,947

















       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's)


 December 31,                                        2002          2001

             Liabilities and Stockholders' Equity (Deficit)
 Current Liabilities
  Current portion of long-term debt              $      6      $      3
  Accounts payable                                    366           330
  Accrued income taxes and related interest         5,874         4,166
  Accrued salaries and wages                          189            38
  Deferred income taxes                                13            -
  Accrued miscellaneous expenses                      910           137
    Total current liabilities                       7,358          4,636

 Long-Term Debt                                        26            -

 Accrued Remediation and Closure Costs              2,091         2,065

 Stockholders' Equity (Deficit)
  Common stock, $.50 par value,
    10,000,000 shares authorized:
    4,864,940 shares issued                         2,432         2,432
  Additional paid-in capital                        1,450         1,450
  Retained earnings                                 8,881         5,378
  Accumulated other comprehensive income (loss)        26            -
    Sub-Total                                      12,789         9,260
 Treasury stock, at cost - 1,885,750 shares       (11,014)      (11,014)
    Total stockholders' equity (deficit)            1,775        (1,754)

 Total Liabilities and
    Stockholders' Equity (Deficit)               $ 11,250      $  4,947

















       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)



 Years ended December 31,                            2002          2001
 Net Operating Revenues                          $    737      $    730

 Cost of Operations
   Direct operating costs                             274           191
   Selling, general and
     administrative expenses                        2,508         1,269
   Total cost of operations                         2,782         1,460

 Operating Income (Loss)                           (2,045)         (730)

 Other Income (Expense)
   Investment income                                  207            39
   Interest expense                                    (2)           (1)
   Interest credit (expense) related to
     income taxes payable                            (337)         (375)
   Net proceeds from insurance claims               8,626            -
   Gain on sale of marketable securities               -             34
   Remediation expense                                (42)           -
   Miscellaneous income                                88            92
   Total other income                               8,540          (211)

 Income (Loss) Before Income Taxes (Credit)         6,495          (941)

 Income Taxes (Credit)                              2,992        (1,356)

 Net Income (Loss)                               $  3,503      $    415

 Basic Net Income (Loss) Per Common Share:

 Net Income (Loss) Per Common Share              $   1.18      $    .14

 Weighted Average Common Shares
    Outstanding                                 2,979,190     2,943,848














       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In $000's)


 Years ended December 31,                            2002          2001
 Common Stock
  Balance at January 1                           $  2,432      $  2,357
  Stock grant                                          -             75
  Balance at December 31                            2,432         2,432

 Additional Paid-In Capital
  Balance at January 1                              1,450         1,516
  Stock grant                                          -            (66)
  Balance at December 31                            1,450         1,450

 Retained Earnings
  Balance at January 1                              5,378         4,963
  Net income (loss)                                 3,503           415
  Balance at December 31                            8,881         5,378

 Accumulated Other Comprehensive Income
  Balance at January 1                                 -             35
    Change in unrealized gain (loss)
    on available-for-sale securities:
    Valuation adjustments                              39           (35)
    (Provision) credit for deferred taxes             (13)           -
  Balance at December 31                               26            -
 Treasury Stock
  Balance at December 31                          (11,014)      (11,014)

 Total Stockholders' Equity (Deficit)            $  1,775      $ (1,754)

 Comprehensive Income

  Net Income (Loss)                               $ 3,503       $   415
  Other Comprehensive Income (Loss), Net of Tax:
    Unrealized gains (losses) on available
     for sale securities:
     Valuation adjustments                             39            -
     (Provision) credit for deferred taxes            (13)            -
     Less: Gains (losses) realized during period       -             -
     Total                                             26            -

 Comprehensive Income (Loss)                      $ 3,529       $   415




       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)


 Years ended December 31,                            2002          2001

 Increase (Decrease) in Cash
   and Cash Equivalents
 Cash Flows from Operating Activities:
   Cash received from customers                   $   605       $   317
   Cash paid to suppliers and
     employees                                     (1,891)       (1,294)
   Interest and dividends received                    208            31
   Other income received                               88            91
   Interest paid                                       (2)           (1)
   Income tax paid                                   (310)           -
   Proceeds form insurance claims                   9,563            -
   Proceeds from escrow deposit                       100            -
   Other expenses paid                               (100)           -
     Net cash provided by (used in)
       operating activities                         8,261          (856)

 Cash Flows from Investing Activities:
   Proceeds from sale of marketable
     securities                                     9,596         1,547
   Purchase of marketable securities              (14,318)         (308)
   Purchase of property, plant
     and equipment                                   (202)           (2)
   Long term deposit                                  (12)           -
     Net cash provided by (used in)
       investing activities                        (4,936)        1,237

 Cash Flows from Financing Activities:
   Proceeds from equipment financing              $    35       $    -
   Principal payments on
     equipment financing                               (6)           (3)
   Payment of landfill closing costs                  (17)          (11)
     Net cash provided by (used in)
       financing activities                            12           (14)

 Net increase (decrease) in cash
   and cash equivalents                             3,337           367
 Cash and cash equivalents at
   beginning of year                                  442            75

 Cash and cash equivalents at
   end of year                                    $ 3,779       $   442




       See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


 Years ended December 31,                            2002          2001
 Reconciliation of Net Income (Loss)
   to Net Cash Provided by (Used in)
   Operating Activities:
 Net income (loss)                               $  3,503      $    415
 Adjustments to Reconcile Net Loss
   to Net Cash Provided by (Used
   in) Operating Activities:
    Depreciation and amortization                      24            31
    Provisions for losses on accounts receivable      704            -
    Proceeds from escrow deposit                      100            -
    Issuance of 150,000 shares of common
     stock at par                                      -             75
    Additional paid in capital                         -            (66)
    (Gain) loss on sale of marketable securities       -            (34)
    Increase (decrease) in
      deferred income taxes                         1,312        (1,356)
    (Increase) decrease in assets:
      Accounts and notes receivable, net               69          (414)
      Prepaid expenses and other                       38            (1)
      Escrowed proceeds from sale of subsidiary        -             (7)
      Other assets                                     -             37
    Increase (decrease) in liabilities:
      Accounts payable and accrued
        miscellaneous expenses                        803            89
      Accrued income taxes                          1,708           375
Net Cash Provided by (Used in)
   Operating Activities                          $  8,261      $   (856)


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


       See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Notes to Consolidated Financial Statements



Note 1 - Summary of Significant Accounting Policies:

     Description of Business:

         The Company's operations consist of the parent company and 21 subsidiaries, two of which conduct active operations. The operations of these two subsidiaries' have been classified into two segments: the performance of environmental services and the generation and sale of electricity utilizing an alternative fuel, methane gas. The other subsidiaries of the Company hold assets consisting primarily of cash and cash equivalents, real property and contract rights.

     Principles of Consolidation:

         The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

     Reclassification:

         Certain reclassification have been made to the 2001 financial statements in order to conform to the presentation followed in preparing the 2002 financial statements.

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

     Concentration of Credit Risk:

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions. These cash investments may, at times, be in excess of the FDIC insurance or not covered by the FDIC. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss with respect to accounts receivable.

     Fair Value of Financial Instruments:

         The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued miscellaneous expenses approximates fair value because of the short maturity of these items. The carrying amount of notes payable
     (including current portion) approximates fair value since such notes bear interest at current market rates.

     Cash and Cash Equivalents:

         The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 2002 and 2001, cash and cash equivalents includes interest-bearing cash equivalents of $3,521,000 and $380,000 respectively.

     Investments:

         The Company's investment securities are classified as available-for-sale and are carried at fair value as determined by quoted market prices. Unrealized gains and losses are reported in a separate component of stockholders' equity until realized. The amortized cost of investments is adjusted for amortization of premiums and the accretion of discounts to maturity or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income. Realized gains or losses from the sale of investment securities are based on the specific identification method and are included in other income. Interest and dividend income is recorded as earned.

     Trade Accounts Receivable:

         Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

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

     Net Income (Loss) per Share:

         Basic "Earnings per Share" ("EPS") excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, were exercised, converted into common stock or resulted in the issuance of common stock. Diluted EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period increased by the dilutive effect of common stock-equivalent shares computed using the treasury stock method. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculations. Diluted EPS have not been presented since the calculations are anti-dilutive for each of the periods presented.


Note 2 - Going Concern Uncertainty:

         The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses in each of the prior five years and it is anticipated that such operating losses will continue as general and administrative expenses are expected to exceed the Company's available earnings from its remaining operating businesses in the near-term. The Company has accrued $4.5 million for taxes and interest relating to the settlement of issues raised by the Internal Revenue Service resulting from audits of the Company's consolidated Federal income tax returns for the years 1980 through 1988. This tax liability, has been assessed and is now due (See Notes 8 and 14). The Company has been aggressively pursuing numerous alternatives to raise funds, including: (i) continuing legal claims against non-settling insurance carriers for recovery of past remediation costs, (ii) the collection of amounts due the Company, and (iii) the disposition of all of its non-operating assets held for sale (See Note 6). Toward this end the Company successfully completed a settlement of its claims against certain excess insurance carriers in 1999, 2000 and 2001, and the sale of certain operations and certain property held for sale during the period of 1995 through 1998.
     However, the Company is currently unable to determine whether the timing and the amount of cash generated from these continuing efforts will be sufficient to discharge the Company's tax liability, contingent obligations and its continuing operating liabilities as they come due. The consolidated financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.


Note 3 - Marketable Securities:

         At December 31, 2002, the Company's marketable securities consisted of bond mutual funds classified as available-for-sale and are carried at their fair value of $4,761,000 and a cost of $4,722,000, and gross unrealized gains of $41,000 and gross unrealized losses of $2,000.

         For the year ended December 31, 2002, the change in net unrealized gains included in stockholders' equity was $26,000. In addition, for the years ended December 31, 2002 and 2001, proceeds from the sale of available-for-sale securities were $9,596,000 and $1,547,000, respectively.

         During the year ended December 31, 2001, the Company realized gross gains of $34,000 from the sale of marketable securities. No realized gains or losses were recognized for the year ended December 31, 2002.


Note 4 - Trade Receivable:

         Accounts receivable-trade as of December 31, 2002 and December 31, 2001 includes $462,101 and $1,042,000, respectively, related to a project at the Southern Ocean Landfill ("SOLF") in New Jersey. On May 15, 2000 the Company's capping plan for SOLF was approved by the New Jersey Department of Environmental Protection ("NJDEP") (the "Capping Plan"). The Capping Plan called for the use of recycled materials are possible in the implementation of the plan. Tipping fees generated from the deposit of the recycled materials were paid into an escrow fund from which the Capping Plan costs are paid. Such escrow account held $484,000 and $374,000 as of December 31, 2002 and December 31, 2001, respectively. The Company initially agreed to seek payment for its services and reimbursement for its costs solely from the escrowed funds generated from the delivery of recycled materials. One recycled material accounted for 65% of the initial projected volume of all recycled materials to be deposited at the site. The availability of this recycled material declined dramatically since the project was first proposed, and the Company had a limited ability to substitute materials under the Capping Plan. As a result, the project fell behind schedule and incurred a disproportionate level of operating expenses relative to tipping fees generated. The Capping Plan was subsequently modified to (a) eliminate the capping of the adjoining area and access road, (b) allow additional time in which to complete the project, (c) allow additional materials to be incorporated into the Capping Plan in order to provide funding of the additional estimated project costs, and (d) have the county and state fund certain aspects of the closure. The Company sought an amendment to the Capping Plan that would permit the acceptance of recycled materials into an adjacent area beyond December 30, 2002 in order to provide additional funds to the project. The Company was unsuccessful in obtaining approval of NJDEP and regional authorities of such an amendment. Therefore, given the projected escrowed funds remaining, the inability to generate funds from the acceptance of additional material and the proximity to the expiration of the project, during the year ended December 31, 2002 the Company has recorded a bad debt expense of $700,000 in recognition of the write-off of amounts billed but greater than that expected to be collected for work on the SOLF project.

         Other long term assets as of December 31, 2002 and 2001 includes accounts receivable of $200,000, for services performed by the Company with respect to the installation, operation and maintenance of a gas collection system at a landfill site owned by the Company. The gas collection system, which supplements an existing system, was installed in 1998 by Deptford Gas Company ("DGC") and its affiliates in conjunction with a series of agreements concerning the rights to landfill gas generated at the site and purchase of the electric generating facility. The agreement regarding the sale of the electricity generating facility expired May 28, 1999, in accordance with its terms. The Company and buyer continued discussions beyond May 1999, but failed to reach agreement on a transaction similar to that originally contemplated, therefore during January, 2000 the Company voided all agreements with DGC and its affiliates. The agreements with DGC and its affiliates provide that in the event of a termination of the agreements, the Company will submit DGC's cost of constructing and acquiring the gas collection system for reimbursement from the escrow account established to finance the site's post-closure activities (see
     Note 10). Submittals for reimbursement must be reviewed by an independent engineering firm and approved by the New Jersey Department of Environmental Protection. DGC has not submitted the construction costs of the gas collection system to the Company or an independent engineering firm.


Note 5 - Escrowed Proceeds from Insurance Claim Settlement:

         In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed in Note 10, the Company committed a yet to be determined portion of the proceeds, net of certain adjustments, arising from its litigation against its excess carriers be paid to SCA Services, Inc., an affiliate of Waste Management, Inc. In accordance with the terms of the 1997 settlement, $3.5 million of the Company's settlement proceeds are held in escrow until the amount of such obligation is determined. The Company will recognize income equal to the amounts of the escrow remaining after payment of amounts due SCA Services, Inc., if any, in the period such funds are released from escrow. For further discussion of the SCA Services, Inc. matter, and the litigation of claims against excess carriers, see Note 14 - Legal Proceedings.


Note 6 - Assets Held for Sale:

         Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 as of December 31, 2002 and 2001. The real estate included in this category consists of approximately 430 acres located in Deptford, N.J. (including approximately 100 acres upon which the landfill, owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. is situated). The Company is actively pursuing the disposition of such property. However, based upon market conditions for real estate of this type the Company is unable to determine when such sale(s) will ultimately be consummated.


Note 7 - Escrowed Proceeds from Sale of Subsidiary:

         On March 1, 1996, the Company's wholly-owned subsidiary, THV Acquisition Corp. ("THV"), sold all of the issued and outstanding stock of Hunt Valve Company, Inc. ("Hunt") to ValveCo, Inc. A portion of the net cash proceeds of the sale ($750,000) was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of (x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which Hunt was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. No indemnification claims have been asserted. During December 2000, $841,000 was released to the Company from the escrowed funds at the request of the Company when it became evident that the income tax liability for the years covered by the escrow was less than $100,000. The escrowed funds with accrued interest income equal $121,000 as of December 31, 2002 and are classified as current in the accompanying balance sheet since it is anticipated that the funds will be released during 2003.


Note 8 - Income Taxes:

         The provision (credit) for income taxes for the years ended December 31, 2002 and 2001 consists of the following (in $000's):

                                                     2002        2001
            Provision for operations
              Currently payable (refundable):
                Federal                            $1,150      $   -
                State                                 530          -
                                                    1,680          -
              Deferred:
                Federal                               860        (903)

                State                                 452        (453)
                                                   (1,312)      1,356)
              Total income tax
                provision (credit)                $(2,992)    $(1,356)

         Deferred tax expense results from temporary differences as follows (in $000's):

                                                     2002        2001
            Excess of tax over book
              (book over tax) depreciation        $   (10)    $     1
            Change in Federal valuation
              allowance (Net of $13,000 and
              $14,000 related to unrealized
              appreciation of available for
              sale securities)                         16        (593)
            Change in state valuation allowance       494        (413)
            Federal net operating loss carryforwards  860        (317)
            State net operating loss carryforwards    (38)        (38)
            Remediation and closure costs             (10)          4
            Deferred state income taxes                -           -
                                                  $ 1,312     $(1,356)

         Deferred tax assets and liabilities at December 31, 2002 and 2001 were comprised of the following (in $000's):

                                                     2002        2001
            Deferred tax assets
              Remediation and closure costs       $    36     $    26
              State tax accrued relating to
                tax audit                              43          43
              Depreciation                             23          13
              Federal net operating
                loss carryforwards                      0         860
              State net operating loss
                carryforwards                         778         739
              Subtotal                                880       1,681
              Valuation allowance for deferred
                tax assets                           (836)       (325)
              Total                                    44       1,356

             Deferred tax liabilities
              Unrealized appreciation of
                equity securities                      13          -
              Total                                    15          -
            Net deferred tax asset                $    31    $  1,356



         The Company has recorded valuation allowances of $836,000 and $325,000 as of December 31, 2002 and 2001, respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

         During 2002, the State of New Jersey enacted state income tax legislation, that, among other changes, disallows the carry forward of the Company's net operating losses into the years 2002 and 2003, but again become eligible for use in 2004. At December 31, 2002 the Company and its subsidiaries had state net operating loss carryforwards of $10,375,000 which expire at various dates through December 31, 2014.

         The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss)
     before tax by the applicable statutory U.S. federal income tax rate (in $000's):
                                                     2002        2001
           Tax expense (credit) computed
             by applying U.S. federal
             income tax rate to income (loss)
             before income taxes (credits)         $ 2,208     $ (320)
           State income taxes (credit) net
             of federal income tax benefit             350       (453)
           Increases (reductions) in taxes
             resulting from valuation allowance:
             Deferred state income tax net of
               valuation allowance                     452         -
             Federal deferred tax
               valuation allowance                     (16)      (579)
           Other                                        (2)        (4)
                                                   $ 2,992    $(1,356)

         During October 2000, the Company concluded litigation, which it commenced in 1994, with the Service in Tax Court over the Company's tax liability for taxable years 1980-88 and certain issues from taxable years 1989-91. The Company settled all of the issues before the Tax Court and reached agreement with the Service on its tax liability for all of the subsequent taxable years through 1996. The Company has been assessed $905,000 of federal income tax after taking into account available net operating losses and tax credits. In addition, the Company estimates that, as of December 31, 2002, approximately $127,000 of state income tax and interest and $3,476,000 of federal interest are owed. State tax authorities may assert that penalties are owed in connection with the state tax liability arising from these settlements. The Company will decide whether to challenge any such state tax penalties if and when they are asserted. The Company has paid the portion of the assessment related to 1995; $9,000 for federal taxes and $5,000 for interest. The aggregate tax obligation owed as a result of the Company's settlement with the Service of the Tax Court litigation and subsequent taxable years equals approximately $4,517,000 (plus additional interest accruing from December 31, 2002 until the obligations are settled).

         During March 2001, the Company filed an Offer in Compromise with the Service which requested a reduction in the amount due and permission to pay the reduced obligation in installments. This offer was rejected by the Service, and in March 2002 the Company appealed the Service's rejection of its offer. The Company awaits the Service's response to its appeal. Amended state tax returns reflecting adjustments to previously reported income resulting from these settlements with the Service were filed during February 2003.


Note 9 - Long-term Debt:

         Long-term debt consists of the following as of December
     31, 2002 and 2001 (in $000's):

                                                     2002        2001

            Note payable to bank due in monthly
              installments of $691 including
              interest at 7.0% per annum to August
              2007; secured by a vehicle carried
              at a cost of $35,000                   $ 32        $ -
            Other                                      -            3
            Total long-term debt                       32           3
                Less: Current portion                   6           3
            Long-term portion                        $ 26        $ -

             Aggregate maturities of long-term debt for years subsequent to December 31, 2002 are as follows: 2003-$6,000, 2004-$6,000; 2005-$7,000; 2006-$8,000 and 2007-$5,000.


Note 10  - Remediation and Closure Costs:

         The Company's accruals for closure and remediation activities equal the present value of the estimated future costs related to a site less funds held in trust for such purposes. The costs of litigation associated with a site are expensed as incurred. The Company has accrued remediation and closure costs for the following sites (in $000's):

                                                     2002        2001
            Kinsley's landfill
              Accrued costs                       $11,194     $11,432
              Escrowed funds                       (9,189)     (9,428)
              Net                                   2,005       2,004
            Mac Sanitary landfill                      86          61
            Total                                 $ 2,091     $ 2,065

         Cash and securities held in certain trusts for post closure activities at Kinsley's landfill have been netted against the accrual for presentation in the Company's balance sheet.

         Kinsley's ceased accepting solid waste at its landfill in Deptford Township, New Jersey on February 6, 1987 and commenced closure of that facility. At December 31, 2002 and 2001, Kinsley's has accrued $11,194,000 and $11,432,000, respectively, for the remaining costs of closure and post-closure care of this facility, of which $9,189,000 and $9,428,000, respectively, is being held in interest-bearing escrow accounts. The accrual as of December 31, 2002 is based upon the present value of the estimated operation and maintenance costs related to the site's containment systems and treatment plant through the year 2016.

         Mac Sanitary Land Fill, Inc. ("Mac"), a wholly-owned subsidiary of the Company, operated a landfill in Deptford Township, New Jersey which ceased operations in 1977. The closure of this facility has been substantially completed. At December 31, 2002 and 2001, Mac has accrued $86,000 and $61,000, respectively, for the costs of continuing post-closure care and monitoring at the facility. The accrual as of December 31, 2002 is based upon the present value of the estimated maintenance costs of the site's containment systems through the year 2007.

         Tang Realty, Inc. ("Tang"), a company owned and controlled by Marvin H. Mahan, (a former director and officer, and former principal shareholder of the Company) and the Company entered into a settlement agreement (the "Tang Agreement") in 1988 regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang (the "Tang Site") pursuant to which the Company assumed all future remediation costs in connection with the Tang Site. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. On November 20, 2001 EPA filed suit against the Company and others seeking reimbursement for $2.9 million of unallocated remediation costs. See Note 14 - Legal Proceedings "The Tang Site" for further discussion of this matter.

         The Kin-Buc Landfill, located in Edison, New Jersey, and operated on property both owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"), ceased operations in 1977. Remediation and closure activities continue at the Kin-Buc Landfill pursuant to the provisions of Administrative Orders issued by EPA to the Company and other respondents, including SCA Services, Inc. ("SCA"), an affiliate of Waste Management, Inc. ("WMI"). On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill and substantially relieved the Company from certain future obligation with respect to the site (see Note 14 - Legal Proceedings "The Kin-Buc Landfill"). However, the Company remains a responsible party under the Administrative Orders issued by EPA discussed above, and may incur administrative and legal costs complying with such Administrative Orders.

         Pursuant to one of the settlement agreements, the Company, among other things, agreed to continue to prosecute its suit against former excess insurance carriers and to pay SCA a yet to be determined portion of the proceeds of such suit, after allowances for related legal fees and federal and state income tax obligations resulting from the audit of the Company's income tax returns for the years 1982 through 1992. SCA contends it is owed $3.5 million, which is the maximum amount provided pursuant to the settlement agreement (see Note 14 - Legal Proceedings "Insurance Claims for Past Remediation Costs"). SCA agreed to defend and indemnify Transtech, Kin-Buc and Filcrest from continuing claims by non-settling non-municipal waste and municipal waste potentially responsible parties ("PRPs") in the litigation. SCA will also defend and indemnify the Company from certain future liability for or in connection with the remediation of the Kin-Buc Landfill.

         The construction phase of the remediation efforts at Kin-Buc Landfill since July 1994 has been financed in part with funds provided by SCA and in part with funds provided from persons responsible for the generation, transportation and disposal of wastes at the site pursuant to certain provisions of the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"). The construction required by EPA pursuant to the Administrative Orders has been completed except for an area neighboring the Kin-Buc Landfill known as Mound B discussed below. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, was estimated at the time of December 1997 settlement in the range of approximately $80 million to $100 million.

         In conjunction with the remediation, 26 acres of undeveloped land neighboring the site and owned by Filcrest were utilized for the construction of the containment system, treatment plant and related facilities. The property had been reflected at nominal value on the Company's financial statements.

         Beginning in February 2000, the Company and EPA entered into a series of tolling agreements pursuant to which EPA agreed to defer the filing of claims or commencement of litigation with respect to the Kin-Buc Landfill against the respondents to the Administrative Orders, and the Company agreed to extend the statute of limitations which may otherwise have prevented the filing of such claims or commencement of litigation. The most recent of the extensions expired April 30, 2002. During May 2002, the Company and other respondents to the Administrative Orders were named as defendants to a suit filed by the Office of the US Attorney in which EPA seeks reimbursement of costs it has incurred and penalties for past construction delays. During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund filed a similar suit against the same respondents, seeking reimbursement of past costs it has incurred with respect to the site and for alleged natural resource damages. For a discussion of these matters, see Note 14 - Legal Proceedings "The Kin-Buc Landfill.

         During September 2002, EPA issued a notice of potential liability and of consent decree violations to potentially responsible parties regarding a site located in Carlstadt, New Jersey. The site has been undergoing remediation and EPA now seeks contribution toward the remediation of an area designated Operable Unit 2. EPA seeks contribution toward estimated remediation costs of this phase of $7.5 million and $2.0 million of past oversight and administrative costs. The Company ceased operations of a solvents recovery facility at the site in 1970. This matter is currently under review by the Company and its advisors. See Note 14 - Legal Proceedings "The Carlstadt Site" and "Insurance Claims for Past Remedial Costs" for further discussion of this matter.

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


Note 11- Stockholders' Equity:

     Stock Option Plans

         At December 31, 2002, 797,000 shares of Transtech's common stock were reserved for issuance under incentive stock option plans that provide for the granting of options to employees at prices equal to the market value of Transtech's common stock on the date of grant, which options are exercisable for a period not to exceed ten years from the date of grant. Non-qualified stock options are available for grant to officers, directors, certain eligible employees and consultants at prices ranging from 50% to 100% of market value at the date of grant and these are also exercisable for a period not to exceed ten years. Options for 5,000 shares were outstanding at December 31, 2002 and 2001, all of which are exercisable.

         A summary of stock option transactions for 2002 and 2001 follows:

                                      2002                2001
                                        Weighted            Weighted
                                         Average             Average
                                        Exercise            Exercise
                               Shares     Price     Shares     Price
         Outstanding,
           beginning of year    5,000     $0.44     55,000     $0.72
         Granted                   -         -          -         -
         Exercised                 -         -          -         -
         Expired                   -         -     (50,000)     0.75
         Outstanding,
           end of year          5,000     $0.44      5,000     $0.44

         Options exercisable
           at year end          5,000                5,000

         The following information applies to stock options outstanding at December 31, 2002:

         Options outstanding                               5,000
         Range of exercise prices                          $0.44
         Weighted average exercise price                   $0.44
         Weighted average remaining life in years           0.19

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


Note 12 - Employee Benefit Plans:

     Retirement Savings and Profit Sharing Plans

         The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to 15% of their eligible compensation, but not in excess of amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of employees' contributions not in excess of 2% of their eligible compensation during 2002 and 2001. The plan provides that the Company's matching and profit sharing contributions may be made in cash, in shares of Company stock, or in cash and invested in shares of Company stock. Contributions to and administrative expenses of the plan paid by the Company for each of the years ended December 31, 2002 and 2001 was approximately $12,000 and $7,000.

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


Note 13 - Lease Commitments:

         The Company leases office facilities and vehicles under operating leases which expire through 2005. Total rent expense charged to operations for all operating leases was $63,000 and $58,000 for the years ended December 31, 2002 and 2001.

         Future minimum lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year are as follows (in $000's):

                         2003                     54
                         2004                     50
                         2005                     10


Note 14 - Legal Proceedings:

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

         In March 2001, the Company filed an Offer in Compromise with the Service which requested a reduction in the amount due and permission to pay the reduced obligation in installments. The Offer filed in March 2001 was rejected by the Service, and in March 2002 the Company filed an appeal of the Service's decision. The Company awaits the Service's response. Amended state tax returns reflecting adjustments to previously reported income resulting from the settlements with the Service were filed during February 2003. See Note 2 for a discussion of the impact of the tax litigation on the Company's cash resources, and Note 8 for a discussion of the Company's accrued liability.

     Insurance Claims for Past Remediation Costs

         The Company entered into a Settlement Agreement and Release (the "Settlement Agreement"), dated October 8, 2001 and consummated in February 2002, which settled the Company's claims against certain of its excess insurance carriers.

         In 1995, Transtech, and its wholly-owned subsidiaries Kin-Buc, Inc. and Filcrest Realty, Inc. commenced suit in the Superior Court of New Jersey, Middlesex County, entitled Transtech Industries, Inc. et. al v. Certain Underwriters at Lloyds et al., Docket No. MSX-L-10827-95, (the "Lloyds Suit") to obtain indemnification from its excess insurers who provided coverage during the period 1965 through 1986 against costs incurred in connection with the remediation of sites in New Jersey. The defendant insurers included various London and London Market insurance companies, First State Insurance Company and International Insurance Company.

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

         All of the policies of excess insurance issued by the defendant insurers cover Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. They also cover certain companies presently or formerly owned, controlled by or affiliated with Marvin H. Mahan, a former officer and director, and former majority shareholder of the Company. In October 1998, the Company entered into an agreement with Marvin H. Mahan and certain entities affiliated with him, (collectively, the "Mahan Interests") which resolved certain disputes and assigned to the Company all rights of the Mahan Interests, and certain other insured entities affiliated with the Mahan Interests, as insureds and claimants under excess insurance policies, including those policies which were the subject of this litigation (see Note 16 - Related Party Transactions).

         The Company had assigned its claims for remediation costs incurred at a site of past operations located in Carlstadt, New Jersey to certain third-parties (the "AT&T Group") in conjunction with the 1995 settlement of certain litigation related to such site (see "The Carlstadt Site" below). Subsequent to executing the September 1995 settlement, certain members of the AT&T Group conveyed their rights under such settlement to other members of the AT&T Group (the "Cooperating PRP Group"). During 1998, the Company and the Cooperating PRP Group agreed to cooperate in the pursuit of their respective excess insurance claims, and therefore, members of the Cooperating PRP Group are parties to this Settlement Agreement.

         The Company and the Cooperating PRP Group agreed to an allocation of the proceeds from the Lloyds Suit that provided the Company 52% of the proceeds received from the settling excess insurers, plus all of the interest earned on both the Company's and Cooperating PRP Group's portion of the settlement proceeds while such proceeds were collected and held in escrow pending consummation of the settlement. The Company's share of the Settlement Agreement proceeds and interest earned during the collection of the proceeds was approximately $13,013,000 of which $9,513,000 is reported in the other income section of the Company's Consolidated Statement of Operations for the year ended December 31, 2002, net of related costs, and $3,500,000 is held in escrow pending the outcome of arbitration with SCA Services, Inc. discussed
     below.   The Company also agreed to pursue non-settling excess
     insurers and that the Cooperating PRP Group shall receive the first $250,000 collected from the non-settling excess insurers, less attorney fees and expenses, and the Company shall retain the balance of amounts recovered, if any.

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

           The obligations of the London Market Insurers under this Settlement Agreement are several, and not joint, and the Company and the Cooperating PRP Group agreed that no London Market Insurer shall be liable for any Settlement Amount allocable to any other London Market Insurer unless it has a contractual obligation to do so separate and apart from this Settlement Agreement. Upon the Company's and the Cooperating PRP Group's receipt of each London Market Insurer's allocated several share of the Settlement Amount, (a) any and all rights, duties, responsibilities and obligations of such settling London Market Insurer created by or in connection with the subject insurance policies will be terminated, and
     (b) the Company and the Cooperating PRP Group, severally, shall remise, release, covenant not to sue and forever discharge the Settling London Market Insurer ; and each of that Settling London Market Insurers' affiliates as defined in the Settlement Agreement.

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

          The Company agreed to indemnify and hold harmless each Settling London Market Insurer, for defense costs, settlements, and judgments arising under or in any way related
     to the subject insurance policies.   The Company's obligations
     shall include all claims made by: (a) other insurers of the Company, (b) any Person claiming to be an insured or otherwise entitled to rights under the subject insurance policies; (c) any Person that has acquired claims from or been assigned the right to make a claim under the subject insurance policies (except for the Cooperating PRP Group); (d) any federal, state, or local government or any political subdivision, agency, department, board or instrumentality thereof.

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

         The Company also committed a yet to be determined portion of its proceeds from the Lloyds Suit, net of certain adjustments,be paid to SCA in conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill, as discussed below,and to legal counsel representing the Company in the Lloyds Suit. The Company and counsel representing the Company in the Lloyds Suit and certain other matters entered into an engagement agreement that contains as compensation both fixed and contingent fees. The amount of fees due is dependent in-part upon the outcome of the matters. The Company estimates that the amount of fees ultimately due, in total will approximate 8.0% of the Company's proceeds paid pursuant to the Settlement Agreement.

     The Kin-Buc Landfill

         The Kin-Buc Landfill, located in Edison, New Jersey, was operated on parcels of property owned and leased by the Company's subsidiary, Kin-Buc. The Kin-Buc Landfill and certain neighboring areas are undergoing remediation under an Amended Unilateral Administrative Order issued by EPA in September 1990 and November 1992 to the Company and other responsible parties including SCA, which is an affiliate of WMI.

         In February 1979, EPA brought suit in the United States District Court for the District of New Jersey against Transtech, its subsidiaries Kin-Buc and Filcrest Realty, Inc. ("Filcrest"), certain former officers, directors and shareholders of Transtech, and Inmar Realty, Inc. (a company owned and controlled by Marvin H. Mahan)("Inmar"), in connection with the ownership and operation of the Kin-Buc Landfill. This suit was placed on administrative hold by the Court because the Company and SCA agreed to undertake the remediation of the Landfill. In September 1990, EPA issued an Administrative Order to the Company, SCA and other respondents for the remediation of the Kin-Buc Landfill and in November 1992, for the remediation of certain areas neighboring the Kin-Buc Landfill. Each respondent to these orders is jointly and severally liable thereunder. In 1990, Transtech, Kin-Buc and Filcrest commenced a suit in the United States District Court for the District of New Jersey entitled Transtech Industries, Inc. et al. v. A&Z Septic Clean et al. against non-municipal generators and transporters of hazardous waste disposed of at the Kin-Buc Landfill (the "PRPs") for contribution towards the cost of remediating the Kin-Buc Landfill. On December 23, 1997, the Company entered into four agreements which settled this suit, earlier suits and derivative lawsuits all related to the allocation of costs of remediation. One of the December 23, 1997 agreements provided SCA's commitment to defend and indemnify the Company from certain future liability for and in connection with the remediation of the site, including an area in the vicinity of the Kin-Buc Landfill known as Mound B. However, the Company remains a responsible party under the aforementioned Administrative Orders issued by EPA, and continues to incur administrative and legal costs complying with such Administrative Orders.

         During February 1999, EPA informed SCA that EPA has concluded that hazardous materials were disposed of in Mound
     B (see Note 10). Beginning in February 2000, the Company and EPA entered into a series of tolling agreements pursuant to which EPA agreed to defer the filing of claims or commencement of litigation with respect to the Kin-Buc Landfill against the respondents to the Administrative Orders, and the Company agreed to extend the statute of limitations which may otherwise have prevented the filing of such claims or commencement of litigation. The most recent of such extensions expired April 30, 2002.

         During May, 2002 EPA filed a suit entitled United States of America vs. Chemical Waste Management, Inc, et al, in the US District Court for the District of New Jersey (Case No. 02-2077 (DMC)), and other respondents to the Orders as defendants. Specifically, Transtech, together with its subsidiaries Kin-Buc, Inc. and Filcrest Realty, Inc., Inmar Associates, Inc. and affiliates of Waste Management, Inc. ("WMI") specifically Chemical Waste Management, Inc., Earthline Company, Anthony Gaess, SCA Services,Inc., SCA Services of Passaic, Inc., Waste Management, Inc., Waste Management Holdings, Inc. and Wastequid, Inc. EPA is seeking the reimbursement of unreimbursed response costs it has incurred with respect to the Kin-Buc Landfill of $3 million as of July 1999. WMI had agreed to indemnify the Company against EPA claims for unreimbursed response costs pursuant to the terms of a 1997 Settlement Agreement. In addition, EPA is seeking penalties for delays experienced in completing the remediation pursuant to such Orders. However, the terms of the 1997 Settlement Agreement do not provide the Company with complete indemnification against the penalties sought by EPA. The Superfund Law ("CERCLA") allows penalties in an amount up to $25,000 for violations for each day prior to January 30, 1997, and an amount up to $27,500 for violations for each day occurring on or after January 30, 1997 for failure to comply with a requirement of the Orders. The amount EPA is seeking for penalties was not specified in the complaint. EPA contends that completion of 12 project milestones were delayed between 167 to 484 days. Subsequent correspondence with EPA provided revised claim amounts; the claim for unreimbursed response costs is approximately $4.2 million, and the claim for penalties totals $18.1 million. The suit has been stayed pending the outcome of negotiations.

         During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund filed a similar suit against the same respondents, entitled New Jersey Department of Environmental Protection, and Acting Administrator, New Jersey Spill Compensation v. Chemical Waste Management, Inc. et. al. in the United States District Court, District of New Jersey (Case No. 02CV 4610
     (DMC)), seeking reimbursement of unspecified past costs it has incurred with respect to the site and for unspecified alleged natural resource damages. The suit has been stayed pending the outcome of negotiations.

         In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed above, the Company committed a yet to be determined portion of the proceeds, net of certain adjustments, arising from its litigation against its excess insurance carriers, discussed above, be paid to SCA. The maximum amount payable to SCA was capped at $3.5 million. In accordance with the terms of the 1997 settlement, $3.5 million of the Company's share of the Lloyds Suit settlement is to be held in escrow until the amount of such obligation, if any, is determined. The amount due SCA was to be calculated within five days of receiving proceeds from such litigation, in accordance with the methodology contained within the 1997 Agreement, and submitted to SCA for review and acceptance. A calculation of the amount due pursuant to the 1997 Agreement was presented to SCA during March 2002. SCA subsequently notified the Company of its objection to values utilized in such calculation, contending it was owed $3.5 million. Unable to resolve the disputed issues, the Company and SCA submitted the dispute regarding the amount due to binding arbitration for resolution during August 2002 in accordance with the terms of the 1997 Agreement. On October 10, 2002 the arbitrator issued his interpretation of the issues presented, finding in favor of the Company's interpretations on some of the disputed issues, and in favor of SCA on others. The Company's subsequent request of the arbitrator for a statement of reasons concerning the finding has been declined. The arbitrator instructed revised calculation of the amount due to SCA be submitted to SCA for review and approval no later than November 11, 2002. On November 11, 2002, counsel representing the Company notified SCA that, given the arbitrator's findings, certain components of the calculation, including the amount of interest ultimately to be paid on the Company's obligations to the Service, cannot be quantified at the present time. However, the Company had a revised calculation prepared using the then current value for certain components. Such calculations indicate no payment due to SCA, and have been challenged by SCA. The arbitration is ongoing. The Company will recognize income equal to the amount of the escrow remaining after payment of amounts due SCA, if any, in the period such funds are released from escrow.

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

         In September 1995, the Court approved a settlement of the AT&T Suit among Transtech, Inmar, Marvin H. Mahan, the AT&T Group and other generators and transporters of waste handled at the Carlstadt site who had contributed to the costs of the remediation of the site. Pursuant to such settlement, Transtech, Inmar and Marvin H. Mahan agreed to (i) pay $4.1 million of proceeds from settlements with primary insurers of a coverage action brought by the Company and Inmar against their primary and excess insurers, (ii) pay an additional $145,000 ($72,500 from Transtech and $72,500 from Inmar and Marvin H. Mahan), and (iii) assign their Carlstadt site-related insurance claims against excess insurers (see "Insurance Claims for Past Remediation Costs" above) in exchange for a complete release from these parties of all liability arising from or on account of environmental contamination at the Carlstadt site and the parties' remediation of the same.

         Notwithstanding the September 1995 settlement, the Company may have liability in connection with the site to EPA for its costs of overseeing the remediation of the site, and to parties who had not contributed to the remediation at the time the settlement was approved but who may later choose to do so. During September 2002, EPA issued a notice of potential liability and of consent decree violations to potentially responsible parties regarding the Carlstadt site. The site has been undergoing remediation and EPA now seeks contribution toward the remediation of an area designated Operable Unit 2. EPA seeks contribution toward estimated remediation costs of this phase of $7.5 million and $2.0 million of past oversight and administrative costs. This matter is currently under review by the Company and its advisors.

     The Tang Site

         During July 1999, counsel to the Company was contacted by EPA regarding a Piscataway, New Jersey site owned by Tang Realty, Inc. ("Tang"). Tang is a corporation controlled by Marvin H. Mahan, a former director and officer, and former principal shareholder of the Company. EPA is performing remediation at the site and had requested information from approximately 100 potentially responsible parties concerning their involvement with the Tang site. The Company had no direct involvement with EPA since October 1990 and, prior to July 1999, had not been a recipient of an EPA request for information. The July 1999 inquiry set forth EPA's concern that the statute of limitations on any claim EPA may have against the Company with respect to the site would expire during August 1999. In consideration for EPA's agreement to defer the filing of a claim against the Company prior to the expiration of such statute of limitations, the Company agreed to enter into an agreement to extend the statute of limitations. Subsequent to August 1999, EPA and the Company entered into a series of agreements to extend the statute of limitations to November 21, 2001. During November, 2001 EPA filed suit against the Company, entitled United States of America v. Transtech Industries, Inc., in the United States District Court, District of New Jersey (Case No. 01-5398
     (WGB)) alleging that the Company is the corporate successor to the former operator at the site, and had continued its operations at the site. EPA is seeking $2.9 million of unallocated remediation costs associated with the site. The Company is contesting the allegations regarding successorship, and the extent of operations it may have conducted at the site. Chemsol, Inc. was controlled by Marvin H. Mahan. Tang and Marvin H. Mahan were named as defendants in a suit brought by EPA in 2000 seeking contribution toward such unallocated remediation costs. Both suits have been stayed pending the outcome of settlement discussions.

         Tang and the Company entered into a settlement agreement (the "Tang Agreement") in 1988 regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang (the "Tang Site") pursuant to which the Company assumed all future remediation costs in connection with the Tang Site. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. Tang disputed the Company's right to rescind the Tang Agreement. In connection with its determination not to continue to contribute to the remediation of the Tang Site, in March 1991 Transtech made a demand upon Tang for reimbursement of the amounts it had expended in connection with such remediation. In April 1991, Tang rejected the demand for reimbursement and demanded Transtech resume the remediation. This dispute was a subject of the October 1998 settlement discussed in Note 16.

     General

           With respect to the matters described above, the Company is unable to predict the outcome of these claims or reasonably estimate a range of possible loss given the current status of the litigation. However, the Company believes it has valid defenses to these matters and intends to contest the charges vigorously.

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


Note 15 - Segment Information:

       The Company's continuing operations are grouped into three segments: (a) operations which generate electricity from recovered methane gas, (b) operations which perform maintenance, remediation and related services on landfill sites, and (c) corporate and other. Corporate and other includes: (i) selling, general and administrative expenses not specifically allocable to the other segments, and (ii) other administrative costs incurred for the continuing closure and post-closure activities at the Company's dormant landfill facilities. Corporate assets are represented primarily by cash and cash equivalents, marketable securities, notes receivable and real estate held for investment and sale.

         (In $000's)              Electricity  Environmental Corporate
                                  Generation     Services    and Other

         2002
           Operating revenues       $    70      $   667      $    -
           Intercompany revenues    $    -       $   639      $    -
           Income (loss)
             from operations        $   (17)     $  (503)     $(1,525)
           Identifiable assets      $    77      $ 2,086      $12,590
           Depreciation expense     $     5      $    15      $     4
           Capital expenditures     $    70      $   121      $    11

         2001
           Operating revenues       $     1      $   729      $    -
           Intercompany revenues    $    -       $   641      $    -
           Income (loss)
             from operations        $    (8)     $   314      $(1,036)
           Identifiable assets      $    - (a)   $ 1,510      $ 3,437
           Depreciation expense     $    -       $    27      $     4
           Capital expenditures     $    -       $    -       $     2

     (a) Substantially all of the assets of the electricity generation segment are fully depreciated.

         During the years ended December 31, 2002 and 2001, two and three customer(s), respectively, of the Company accounted for 100% of the Company's consolidated operating revenues from third parties.


Note 16 - Related Party Transactions:

         The Company and its subsidiaries have had transactions with businesses owned or controlled by the Company's principal shareholders or members of their immediate family.

          The Company has provided Marvin H. Mahan, a former officer and director, and former principal shareholder of the Company, and the father of three of the Company's principal shareholders, the use of an automobile and contributed to the expenses of maintaining an office for his use including part-time secretarial services since his retirement from the Company. Such expenses totalled approximately $1,000 and $11,000 for the years ended December 31, 2002 and 2001, respectively.

         In October 1998, the Company, Marvin H. Mahan and certain entities affiliated with him entered into an agreement which resolved outstanding disputes. The Company had been negotiating with Inmar, Marvin H. Mahan and Tang (collectively, the "Mahan Interests") toward a settlement of disputes with the Company, namely, Inmar's demand for damages for loss of value of property adjoining the Kin-Buc Landfill, the sharing of legal expenses of the suit settled in 1995 pertaining to a site in Carlstadt, New Jersey, and the reimbursement of remediation costs and damages for loss of value at the Site. Negotiations broadened to include the Mahan Interests' joining in the December 1997 settlement of a derivative suit stemming from litigation regarding the remediation of the Kin-Buc Landfill, the satisfaction of Kin-Buc's judgment against Inmar regarding in-ground clay deposits purchased by Kin-Buc in 1988 and the Mahan Interests' cooperation in the prosecution of the suit against Transtech's excess insurers. In October 1998, the Company entered into an agreement with the Mahan Interests which resolved such disputes and assigned to the Company all rights of the Mahan Interests, and certain other insured entities affiliated with the Mahan Interests, as insureds and claimants under the excess insurance policies, including those policies which are now the subject of litigation initiated by the Company (see
     Note 14 - "Insurance Claims"). The Company agreed to vacate Kin-Buc's judgment against Inmar in exchange for $480,000 which was paid to the Company from funds deposited with the Superior Court of New Jersey, and to pay $200,000 for the aforementioned assignment of rights under the insurance policies to be paid in two equal installments. The first installment was paid when the Company received the $480,000 from the Superior Court. An amount equal to the second installment was placed in escrow when the funds were received from the Superior Court and included in "Other" assets in the
     accompanying December 31, 2001 balance sheets.   The second
     installment was released from escrow in 2002 when the Company received payment for claims made against the insurance carriers. The Company also agreed to indemnify Marvin H. Mahan for claims that may be made on account of past actions he took in his role as an officer and director of the Company and reimbursed Marvin H. Mahan $68,000 for a portion of the Mahan Interests' legal fees related to the Kin-Buc litigation and their efforts to release the funds held by the Superior Court. The Mahan Interests and the Company exchanged releases from all other claims each has made against the other.

         As of December 31, 2002 the Company accounts included a receivable of $21,000 for unreimbursed sundry expenses paid on behalf of the Company's President and Chairman of the Board, and his affiliates.

Transtech Industries, Inc.
Report of Independent Auditors



To the Stockholders and the Board of Directors
Transtech Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for the years then ended, in conformity with U. S. generally accepted accounting principles.

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

                               BRIGGS, BUNTING AND DOUGHERTY, LLP

Philadelphia, Pennsylvania
March 17, 2003
Market Prices of Common Stock

     The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 2001 through December 31, 2002. The high and low bid price information has been obtained from Standard and Poor's.

  2002           High   Low             2001          High    Low
 1st quarter   $.0600 $.0200           1st quarter  $.0900  $.0600
 2nd quarter    .0600  .0200           2nd quarter   .0600   .0600
 3rd quarter    .0700  .0400           3rd quarter   .0900   .0600
 4th quarter    .0700  .0100           4th quarter   .0700   .0500

     The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions. They do not represent actual transactions.

     The number of holders of record of the Common Stock of the Company at December 31, 2002 was 267.

     The Company paid no dividends in either stock or cash during 2002 or 2001 and does not presently anticipate paying dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

     The following table sets forth as of December 31, 2002 the number of shares of the Company's common stock, the Company's only class of equity securities, issuable upon exercise of outstanding options, warrants and other rights, the weighted average exercise price of such options, warrants and other rights and the number of shares of common stock available for future issuance pursuant to all "equity compensation plans" relating to our common stock. Equity compensation plans include those approved by our shareholders, as well as those not approved by our shareholders, including individual compensation arrangements with one or more of our officers or directors.

              Equity Compensation Plan Information


Plan category       Number of      Weighted-average   Number of
                    securities     exercise price     securities
                    to be issued   of outstanding     remaining
                    upon exercise  options warrants   available
                    of outstanding and rights         for future
                    options,                          issuance
                    warrants and
                    rights

Equity compen-          -0-            -0-               -0-
sation plans not
approved by
security holders

Equity compen-
sation plans
approved by
security holders      5,000 (a)       $0.44             792,000

Total                 5,000           $0.44             792,000

(a) Expired during March 2003.

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