Form 10KSB, Exhibit 13
period 2003-12-31
TRANSTECH INDUSTRIES INC
filed 2004-03-30
CIK 87799

Exhibit 13.  Annual Report to Stockholders.
























                   TRANSTECH INDUSTRIES, INC.

                         ANNUAL REPORT

                              2003
---------------------------------------------------------------



COMPANY PROFILE



   Transtech Industries, Inc., through its subsidiaries, provides environmental services and generates electricity utilizing methane gas. The Company's headquarters are located in Piscataway, New Jersey.




---------------------------------------------------------------



TABLE OF CONTENTS


                                                     Page

   President's Letter                                  2
   Management's Discussion and Analysis of
     Financial Condition                               5
   Consolidated Balance Sheets                        22
   Consolidated Statements of Operations              24
   Consolidated Statements of Stockholders'
     Equity (Deficit)                                 25
   Consolidated Statements of Cash Flows              26
   Notes to Consolidated Financial Statements         28
   Report of Independent Auditors                     56
   Market Prices of Common Stock                      57
   Directory                                          59




---------------------------------------------------------------

Transtech Industries, Inc.
President's Letter

-----------------------------------------------------------------
                                                       March 2004

To Our Stockholders:

      During 2003, your Company made progress on a number of issues, yet some negative issues still face us.

      During the later part of 2003 and early 2004, we reached a tentative agreement with the U.S. Environmental Protection Agency ("EPA") and the Department of Justice concerning the Tang/Chemsol site. The Company agreed to contribute $100,000 toward a settlement which relieves us from further litigation costs and an EPA claim of $2.9 million for its response costs associated with this site. The settlement agreement has been submitted to the Federal Register for public comment and hopefully will be finalized shortly.

      In late 2003, management met with the Internal Revenue Service regarding the status of our Offer in Compromise. We had filed an appeal of the rejection of our offer and hope to resolve this issues in 2004.

      The arbitration between the Company and SCA Services ("SCA") regarding SCA's claim pursuant to a 1997 Settlement Agreement was concluded. The Arbitrator awarded SCA the full $3.5 million which was placed in escrow from the proceeds from the Company's October 2001 settlement with its excess insurance carriers. The Company believes the Arbitrator was wrong in his conclusion and has filed a motion in Federal Court to vacate or modify this award.

      The capping of the Southern Ocean Landfill in Ocean County, New Jersey has basically been completed. Our subcontractor will repair some winter damage to the site and we expect to cease our operations at the site shortly.

      As previously disclosed the Company and SCA were sued by the EPA in 2002 for past response costs and penalties with respect to the Kin-Buc site. The state also brought a similar suit. Settlement discussions have been ongoing. The Company has been indemnified against the response portion of the suit under the 1997 settlement agreement with SCA.

      Finally, there      have been no further developments regarding  a  notice
issued by the EPA seeking contributions to an estimated $7.2 million cleanup plan at a site of past operations in Carlstadt, New Jersey.


Transtech Industries, Inc.
President's Letter, cont'd

-----------------------------------------------------------------


      I urge you to read the annual report carefully and as always, we continue to work hard through some complex issues on your behalf.



                                   Sincerely,


                                   Robert V. Silva

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial Data
(In $000's, except per share data)


Years ended December 31,                       2003          2002
Operating Revenues
   Environmental Services                      $   961    $ 1,306
   Electricity Generation                          228         70
   Subtotal                                      1,189      1,376
   Less Intercompany sales                       (891)       (639)
   Net Operating Revenues                      $   298    $   737
Cost of Operations
   Direct operating costs                          231        274
   Selling, general and
     administrative expenses                     1,411      2,508
   Total cost of operations                      1,642      2,782
Operating Income (Loss)                        (1,344)     (2,045)
Other Income (Expense)
   Investment income                               122        207
   Interest expense                                 (5)        (2)
   Interest expense related to income
     taxes payable                               (317)       (337)
   Net proceeds from insurance claims               -       8,626
   Gain (loss) on sale of marketable
     securities                                    (5)         -
   Remediation expenses                             -         (42)
   Miscellaneous income                            32          88
   Total other income                            (173)      8,540
Income (Loss) Before Income Tax Expense
(Benefit)                                      (1,517)      6,495
Income Tax Expense(Benefit)                      (522)      2,992
Net Income (Loss)                            $   (995)   $  3,503
Basic Net Income (Loss) Per Common Share:
Net Income (Loss) Per Common Share            $  (.33)   $   1.18
Weighted Average Common Shares               2,979,190   2,979,190
Outstanding


Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

----------------------------------------------------------------

Introduction

      The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related notes, which provide additional information concerning the Company's financial activities and condition.

     Certain reclassification have been made to the 2002 financial statements in order to conform to the presentation followed in preparing the 2003 financial statements.

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

Discussion of Critical Accounting Policies

      For a discussion of the Company's critical accounting policies, see Note 1 to the Company's Consolidated Financial Statements.

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

     The Company has accrued $4.7 million through December 31, 2003 with respect to federal and state income tax obligations assessed against the Company as a result of the settlement of litigation in the U.S. Tax Court discussed below.

     As discussed in detail in this report, the Company has aggressively pursued various alternatives to raise cash to fund these obligations. For example, the Company sold its alkali products segment in 1995, its valve manufacturing operations in 1996 and certain property held for sale during 1997 and 1998. In 2002, the Company consummated a settlement agreement reached in 2001 that settled its claims against certain excess insurance carriers. However, the proceeds from the Company's 2001 settlement agreement remaining after (i) payment of income taxes due on the proceeds, and (ii) an immediate payment of the full amount of the assessed tax obligation, may be insufficient to satisfy the Company's other obligations discussed herein and meet its operating expenses as they come due. The Company continues to pursue its claims against the non-settling excess insurance carriers and the sale of property held for sale. The Company cannot ascertain whether the timing and the amount of cash generated from the Company's remaining operations and its continuing efforts to sell assets and otherwise enhance liquidity will be sufficient to discharge the Company's other liabilities and its continuing operating liabilities as they come due (see the discussion of "Liquidity and Capital Resources" below and Notes 8 and 14 to the Company's Consolidated Financial Statement).

Operating Revenues

     Consolidated net operating revenues decreased $439,000 or 60%, for the year ended December 31, 2003, compared to the year ended December 31, 2002. Consolidated operating revenues by business segment for each of the four quarters within the years ended December 31, 2003 and 2002 were as follows (in $000):

                              - Quarter -              Total
2003                    1st     2nd      3rd      4th      Year

  Environmental Svcs.  $268    $262     $213     $218    $  961
  Electric Generation    65      64       49       50       228
  Subtotal              333     326      262      268     1,189
  Intercompany         (218)   (244)    (211)    (218)     (891)
  Net Operating
    Revenues           $115    $ 82     $ 51     $ 50    $  298

                                 - Quarter -              Total
2002                    1st     2nd      3rd      4th      Year

  Environmental Svcs.  $291    $364     $359     $292    $1,306
  Electric Generation    -       -        25       45        70
  Subtotal              291     364      384      337     1,376
  Intercompany         (153)   (132)    (147)    (207)     (639)
  Net Operating
    Revenues           $138    $232     $237     $130    $  737

      The environmental services segment provides construction, remedial and maintenance services at landfills, commercial and industrial sites, and manages methane gas recovery operations. The environmental services segment reported $961,000 of gross operating revenues for 2003 (prior to elimination of intercompany sales) compared to $1,306,000 for 2002, a decrease of $345,000 or 26%. Approximately $891,000 or 93% of the environmental services segment's revenues for the period, compared to $639,000 or 49% for last year, were for services provided within the consolidated group and therefore eliminated in consolidation. Environmental services sales to third parties during 2003 and 2002 were $70,000 and $667,000, respectively. Substantially all the third party sales during 2003 and 2002 were to three and one customer(s), respectively.

      The reduction in environmental services third party sales for 2003 is attributable to the substantial completion of work at the Southern Ocean Landfill ("SOLF"), located in Ocean County, New Jersey. On May 15, 2000 the Company's capping plan for SOLF was approved by the New Jersey Department of Environmental Protection ("NJDEP") (the "Capping Plan"). The Capping Plan was
limited to the grading and capping of the 12 acre lined portion of SOLF and grading and capping of a portion of the adjoining 44 acre unlined landfill area, and grading and capping of a previously used access road straddling the lined and unlined landfill areas at SOLF. The Capping Plan called for the use of recycled materials where possible in the implementation of the plan. Tipping fees generated from the deposit of the recycled materials were paid into an escrow fund from which the Capping Plan costs are paid. The Company had initially agreed to seek payment for its services and reimbursement for its costs solely from the escrowed funds generated from the delivery of recycled materials. One recycled material accounted for 65% of the initial projected volume of all recycled materials to be deposited at the site. The availability of this recycled material declined dramatically since the project was first proposed during 1998, and the Company had a limited ability to substitute materials under the Capping Plan. As a result, the project fell behind schedule and incurred a disproportionate level of operating expenses relative to tipping fees generated. The Capping Plan was subsequently modified to, among other provisions, allow additional time in which to complete the project, allow additional materials to be incorporated into the plan in order to provide additional project revenue, and provide funding of certain aspects of the closure by the county and state. Deposits of revenue producing recycled materials  at  the  site  ended during September 2002.  The  Company  sought  an amendment to the Capping Plan that would permit the acceptance of recycled materials into an adjacent area beyond December 30, 2002 in order to provide additional funds to the project through the tipping fees charged for the deposit of such materials. The Company was unsuccessful in obtaining the approval of NJDEP and regional authorities of such an amendment. Therefore, given the projected escrowed funds remaining, projected costs, and the inability to generate funds from the acceptance of additional material, the Company recognized a bad debt expense totaling $700,000 during the year ended December 31, 2002 in recognition of the write-off of amounts previously billed for work on the SOLF project in excess of that expected to be collected. Work was substantially completed during September 2003. During the quarter ended September 30, 2003, the Company recorded bad debt expense of $50,000 for additional reserves against its receivable due from the project. The Company recognized revenue of $19,000 and $667,000 related to this site during the twelve months ended December 31, 2003 and 2002, respectively, and the accounts receivable - trade related to SOLF as of December 31, 2003 and December 31, 2002, was $304,000 and $462,000, respectively, net of reserves.

      The Company is continuing its efforts to expand the customer base of the environmental services segment to additional entities beyond the consolidated group. The definition of the scope, commencement and duration of other opportunities are in various stages of development. There are no assurances such efforts will result in work for the Company.

      The Company's environmental services segment continues to perform closure activities on sites previously operated by the Company's subsidiaries. Work performed on a landfill owned by the Company, the Kinsley's Landfill, is submitted for reimbursement to an escrow account established to finance the closure activities at the site (see Liquidity and Capital Resources - Liquidity). The Company billed such escrow account approximately $877,000 and $621,000 for services performed during the years ended December 31, 2003 and 2002, respectively. Such amounts are included in the amount of intercompany sales reported above, and eliminated in the calculation of net operating revenue. The Company has submitted a re-capping plan for this site to the NJDEP for its approval. The re-capping plan called for the use of recycled materials to fill depressions and re-contour the top of the mound, and the installation of a synthetic liner on surfaces currently lacking a synthetic liner. The plan envisions that the work be funded by tipping fees charged for the deposit of the recycled materials onto the site. The Company is currently evaluating modifications to the re-capping plan proposed by NJDEP. If approved, the work would be performed in phases in an attempt to minimize impacts, if any, from future changes in the markets for recycled material.

      Revenues from the segment which generates electricity using methane gas as fuel were approximately $228,000 and $70,000 for the years ended December 31,
2003  and  2002, respectively.  Methane gas is a component of the  landfill  gas generated by a landfill site owned by the Company and located in Deptford, New Jersey. Overhauls and repairs to two diesel/generating units and certain ancillary equipment began in May 2002 in preparation for the Company's operation of the facility or its ultimate sale. Such repairs were previously postponed pending the outcome of negotiations of offers to purchase the electricity generating operations. The Company had operated only one unit sporadically beginning in June 2000. The electricity generating facility consists of four diesel/generating units each capable of generating approximately 11,000 kWh/day at 85% capacity. Electricity generated is sold pursuant to a contract with a local utility that has two years remaining. The contract with the local utility allows for a continuous interruption in electricity supply for a period of up to twelve months. Revenues are a function of the number of kilowatt hours sold, the rate received per kilowatt hour and capacity payments. The Company sold 5.4 million kWh during the year ended December 31, 2003 compared to 2.0 million kWh sold in the prior year. The average combined rate received (per Kilowatt and capacity payment) in the current period when compared to the comparable period last year increased 25%. Engineering studies indicate sufficient quantities of gas at the landfill to continue the operation of the facility for approximately 8 years. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more hours dedicated to repair and maintenance than with equipment utilizing traditional fuels.

Cost of Operations

      Consolidated direct operating costs for the year ended December 31, 2003 were $231,000, a decrease of $43,000 or 16% when compared to $274,000 reported for 2002. Costs of the environmental services segment decreased 87% overall due primarily to the decrease in material and supplies incurred for the SOLF project and equipment maintenance. The costs of the electricity generating segment increased to $204,000 for the year ended December 31, 2003 compared to $67,000 for the prior year, due primarily to increased equipment operating and repair costs. An additional $18,000 and $70,000 of repair costs to equipment has been capitalized during the years ended December 31, 2003 and 2002, respectively.

      Consolidated selling, general and administrative expenses for the year ended December 31, 2003 were $1,411,000, a decrease of $1,097,000 from $2,508,000 reported for the prior year. Selling, general and administrative expenses reported for 2003 and 2002 include a charge of $50,000 and $700,000, respectively, for the increase in the allowance for doubtful accounts and write-off of SOLF receivables discussed above. The expenses reported for 2002 also include an approximate $250,000 charge for professional fees and administrative costs for the research and defense of environmental claims regarding various sites. Excluding the two charges, selling, general and administrative expenses equaled $1,558,000 for the year in 2002. The net decrease in adjusted expenses from 2002 to 2003 was primarily due to increases in insurance and legal fees offset by decreases in employee compensation and related expenses. Professional fees and administrative costs continue to be incurred in support of the Company's ongoing environmental and insurance litigation, tax dispute, business development and asset divestiture efforts (see Liquidity and Capital Resources - Liquidity and see Note 14 to the Company's Consolidated Financial Statements). The operating costs of the non-operating subsidiaries, consisting primarily of insurance premiums, franchise, corporate and real estate taxes, aggregated approximately $56,000 and $53,000 for the years ended December 31, 2003 and 2002, respectively.

Operating Loss

      The Company's consolidated operating loss for the year ended December 31, 2003 decreased to $1,344,000 from a loss of $2,045,000 reported for the prior year.

Other Income (Expense)

      Consolidated investment income decreased to $122,000 for the year ended December 31, 2003 from $207,000 reported for the prior year due primarily to the decrease in the amount of funds available for investment.

      Consolidated interest expense was approximately $5,000 and $2,000 for the years ended December 31, 2003 and 2002, respectively.

      Interest  expense reported as "Interest expense related  to  income  taxes payable" represents the amount of interest accrued on estimated income taxes payable as a result of the Company's tax litigation discussed below. The Company reported interest expense of $317,000 and $337,000 for the years ended December 31, 2003 and 2002, respectively.

      Net proceeds from insurance claims were reported for the year ended December 31, 2002 of $8,626,000 of which $8,608,000 represents the proceeds received from the Company's October 2001 settlement of litigation against certain of its excess insurance carriers, less related legal fees and a charge of $100,000 related to the release of funds previously held in escrow to a former majority shareholder and former officer and director. Such payment stems from a 1998 settlement agreement and was contingent upon the Company's settlement of the excess insurance claims. See "Liquidity and Capital Resources
- Insurance Claims for Past Remediation Costs" for further discussion of these issues.

      Consolidated loss realized on sale of marketable securities was $5,000 for the year ended December 31, 2003. No gain or loss was realized from the sale of marketable securities for the prior year.

      Consolidated remediation expense of $42,000 reported for the year ended December 31, 2002 represents an increase in the accrued closure costs associated with a site formerly operated by a subsidiary of the Company.

     Consolidated miscellaneous income (expense) for the year ended December 31, 2003 decreased $56,000 to net income of $32,000 when compared to net income of $88,000 reported for 2002. Income included in this category for both 2003 and 2002 consists primarily of net royalty payments received from the lessee of certain of the Company's real property situated beneath the lessee's landfill (net of a fee payable pursuant to a consulting agreement executed in 1982), and rental income earned from the rental and lease of certain of the Company's property. The amount reported for 2003 includes a charge of $36,000 for the write-off of an investment in a real estate partnership.

Income (Loss) before Income Tax Expense (Benefit)

      The consolidated loss from operations before income tax expense (benefit) was $1,517,000 for the year ended December 31, 2003, compared to an income of $6,495,000 for the prior year.

Income Tax Expense (Benefit)

      The provision for federal and state income tax expense (benefit) for the years ended December 31, 2003 and 2002 equaled $(522,000) and $2,992,000, respectively. During 2002, the State of New Jersey enacted state income tax legislation, that, among other changes, disallows the carry forward of the Company's net operating losses into the years 2002 and 2003, but the losses become eligible again for use in 2004. The Company recognized federal income tax benefit totaling $522,000 for the year ended December 31, 2003 due to its ability to carry-back net operating losses to 2002 for credit against federal income taxes paid with respect to such year. See Note 8 to the Company's Consolidated Financial Statements for a discussion of income tax benefit valuation allowances.

Net Income

      Net loss for the year ended December 31, 2003 was $(995,000) or $(.33) per share, compared to a net income of $3,503,000 or $1.18 per share, for the year ended December 31, 2002.

Liquidity and Capital Resources

General

      The Company faces significant short-term and long-term cash requirements for (i) federal and state income taxes and interest which have been assessed and are now due as discussed below and in the notes to the Company's consolidated financial statements for the year ended December 31, 2003, (ii) funding remediation costs and other expenses associated with sites of past operations, and (iii) funding its professional and administrative costs.

      As discussed in detail below, the Company and the Internal Revenue Service (the "Service") have settled all of its issues before the U.S. Tax Court regarding the Company's tax liability for the years 1980 through 1991, and the federal and state income tax obligations stemming from the settlements have been assessed and are now due. The amount of such tax obligations has been estimated at $4.7 million as of December 31, 2003. Although the Company's settlement of its claims against certain of its insurance carriers for recoveries of past remediation costs, discussed below, resulted in after-tax proceeds greater than the amount of the assessed tax obligations, the proceeds remaining after an immediate payment of the full amount of the tax obligation may be insufficient to satisfy the Company's other obligations and meet its operating expenses as they come due. In addition, the Company's past participation in the waste handling and disposal industries subjects the Company to future events or changes in environmental laws or regulations, which cannot be predicted at this time, which could result in material increases in remediation and closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

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

     In the event of an unfavorable resolution of the Company's challenge to the arbitrator's award to SCA Services, Inc., claims made against the Company by the United States Environmental Protection Agency, discussed below, or unfavorable payment negotiations with the Service, or should the proceeds of asset sales be insufficient to meet the Company's future cash requirements, including its tax liabilities, then, if other alternatives are unavailable at that time, the Company will be forced to consider a plan of liquidation of its remaining assets, whether through bankruptcy proceedings or otherwise.

Statement of Cash Flow

      Net cash provided by (used in) operating activities for the year ended December 31, 2003 decreased to a use of $3,153,000 from a net source of $8,261,000 when compared to the prior year. The amount reported for 2002 includes the receipt of $9,563,000 of proceeds from the October 2001 settlement of claims against certain of the Company's excess insurance carriers. Excluding the settlement proceeds, the cash flow from operations for 2002 was a use of $1,302,000. The increase in the use of cash during 2003 was primarily due to the payment of approximately $1,610,000 toward estimated federal and state income tax due for 2002, and an increase in the amount paid to suppliers in excess of cash received from customers. Net cash flow from investing activities increased this year to a source of $3,673,000 from a use of $4,936,000 due primarily to the use in 2002 of the aforementioned proceeds from insurance claims to purchase marketable securities. The amount reported for 2003 reflects proceeds from the sale or maturity of marketable securities being utilized for operations or retained as cash equivalents. The cash flow from financing activities increased to $23,000 from $12,000 for the period compared to last year, due primarily to proceeds from vehicle financing in excess of long term debt and landfill closing costs incurred at the one site financed from the Company's general funds. Funds held by the Company in the form of cash and cash equivalents increased as of December 31, 2003 to $4,322,000 from $3,779,000. The sum of cash, cash equivalents and marketable securities as of December 31, 2003 decreased to $5,293,000 from $8,540,000 when compared to the prior year.

      Working capital was $1.1 and $2.1 million for the years ended December 31, 2003 and 2002, respectively, and the ratio of current assets to current liabilities was 1.2 to 1 as of December 31, 2003 and 1.3 to 1 as of December 31, 2002.

Taxes

      During October 2000, the Company concluded litigation it began in 1994 against the Service in Tax Court regarding the Company's tax liability for taxable years 1980-91. The Company settled all of the issues before the Tax Court and reached an agreement with the Service as to its tax liability for all taxable years through 1996. After taking into account available net operating losses and tax credits, the Company has been assessed $905,000 of federal income tax as a result of these settlements. The Company estimates that, as of December 31, 2003, approximately $896,000 of tax and $3,799,000 of federal interest are owed. The Company has paid the portion of the federal assessment related to 1995; $9,000 for taxes and $5,000 for interest. The Company paid state income taxes and interest of $80,000 in 2003 with the filing of amended state tax returns reflecting adjustments to previously reported income resulting from the settlements with the Service. State tax authorities may assert that additional interest and penalties are owed in connection with the state tax liability arising from these settlements. The Company will decide whether to challenge any such state tax penalties if and when they are asserted. The aggregate tax obligation resulting the Company's settlement with the Service of the Tax Court litigation and subsequent taxable years equals approximately $4,944,000(plus additional interest accruing from December 31, 2003 until the obligations are settled).

      In March 2001, the Company filed an Offer in Compromise with the Service which requested a reduction in the amount due and permission to pay the reduced obligation in installments. This offer was rejected by the Service, and in March 2002 the Company appealed the Service's rejection of its offer. During December 2003, the Company and the Service began discussions of the Company's offer in response to the appeal.

Remediation and Closure Costs

      As of December 31, 2003, the Company has accrued $10.8 million for its estimated share of remediation and closure costs related to the Company's former landfill and waste handling operations. Approximately $8.8 million is held in escrow and maintained by trustees for the post-closure activities of one site located in Deptford, New Jersey (see Note 10 to the Company's Consolidated Financial Statements).

      The Kin-Buc Landfill, located in Edison, New Jersey, was operated on parcels of property owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"). The Kin-Buc Landfill and certain neighboring areas are undergoing remediation under Administrative Orders issued by the United States Environmental Protection Agency ("EPA") in September 1990 and November 1992 to the Company and other responsible parties including SCA Services, Inc. ("SCA"), which is an affiliate of Waste Management, Inc. ("WMI"). The Company initiated a suit in 1990 against generators and transporters of waste deposited at the site with the intent of obtaining contribution toward the cost of remediation. On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of such costs of remediation. One of the December 23, 1997 agreements provided SCA's commitment to defend and indemnify the Company from future liability for the remediation of the site, including an area in the vicinity of the Kin-Buc Landfill known as Mound B. However, the Company remains a responsible party under the aforementioned Administrative Orders issued by EPA, and continues to incur administrative and legal costs complying with such Administrative Orders.

      During May, 2002 the Company and other respondents to the Administrative Orders were named as defendants to a suit filed by the Office of the United
States Attorney in which EPA seeks reimbursement of costs it claims it has incurred and penalties for alleged past construction delays. During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund filed a similar suit against the same respondents, seeking reimbursement of past costs it has incurred with respect to the site and for alleged natural resource damages. These proceedings have been stayed pending the outcome of mediation of the issues. For a discussion of these matters, see
Note 14 to the Company's Consolidated Financial Statements.

      In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed above, the Company agreed to allow SCA to claim against a portion of the proceeds, not to exceed $3.5 million, arising from its litigation against its excess insurance carriers. A dispute regarding the calculation of the amount of such claim was submitted to arbitration for resolution. The arbitrator's award to SCA is the subject of litigation initiated by the Company in February 2004 (see Note 14 to the Company's Consolidated Financial Statements). In accordance with the terms of the 1997 settlement, $3.5 million of the proceeds from the Company's 2001 settlement with certain carriers was placed in escrow until the amount of such obligation is determined.

      During November, 2001 EPA filed suit against the Company alleging that the Company is the corporate successor to Chemsol, Inc., the former operator at a Piscataway, New Jersey site owned by Tang Realty, Inc. ("Tang"), and had continued Chemsol, Inc.'s operations at the site. Tang is a corporation controlled by Marvin H. Mahan, a former director and officer, and former principal shareholder of the Company. Chemsol, Inc. was also affiliated with Mr. Mahan. EPA is seeking reimbursement of $2.9 million of unallocated remediation costs associated with the site. The Company is contesting the allegations regarding successorship and the extent of operations it may have conducted at the site. During March 2004, a Consent Decree was lodged with the Court that, if executed by the Court, will resolve EPA claims against the Company (see Note 14 - "Legal Proceedings" to the Company's Consolidated Financial Statements).

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

Insurance Claims for Past Remediation Costs

      In 1995, the Company commenced suit (the "Lloyds Suit") against its excess insurers who provided coverage during the period of 1965 through 1986. The Company sought to recover past remediation costs and indemnification for future costs incurred in connection with the remediation of various sites located in New Jersey, and for the defense of litigation related thereto. The defendant insurers, include various Underwriters at Lloyd's, London, and London Market Insurance Companies, First State Insurance Company and International Insurance Company. The Company had assigned its claims for remediation costs incurred at a site of past operations located in Carlstadt, New Jersey to certain third-parties (the "AT&T Group") in conjunction with the 1995 settlement of certain litigation regarding the remediation costs for such site. A settlement agreement was consummated in February 2002 when the condition that payments by settling insurers into an escrow account must represent at least 84.75% of the negotiated value assigned to the claims was satisfied. The Company's share of the settlement agreement proceeds and interest earned during the collection of the proceeds was approximately $13 million. The Company is pursuing its claims against the non-settling defendants. Some of the non-settling London and London Market insurance companies are insolvent, however the estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company (see Note 14 - "Legal Proceedings" to the Company's Consolidated Financial Statements). Certain members of the AT&T Group shall receive the first $250,000 that is collected from the non-settling excess insurers, net of attorney fees and expenses, and the Company shall retain the balance of amounts recovered, if any.

      In addition to the portion of the proceeds from the Lloyds Suit set aside for claims by SCA, as discussed above, the Company also agreed that a portion of the proceeds be paid to legal counsel representing the Company in the Lloyds Suit. The Company and legal counsel representing the Company in the Lloyds Suit and certain other matters entered into an engagement agreement that contains as compensation both fixed and contingent fees. The amount of fees due is dependent in-part upon the outcome of the matters. The Company has paid approximately $182,000 toward such fees during 2003 and has accruals of approximately $530,000 as of December 31, 2003 for such fees which are due at the conclusion of the other matters addressed in the engagement agreement.

      Policies of excess insurance issued by the defendant insurers covered Transtech, its present subsidiaries and former subsidiaries, some of which Transtech no longer controls. Certain companies presently or formerly owned or controlled by a former principal shareholder, director and officer of the Company are also covered, however such parties assigned their rights as holders and claimants under these policies to the Company in October 1998 (see Note 14 to the Company's Consolidated Financial Statements). In accordance with the 1998 agreement, the second of two payments, in the amount of $100,000 each, was released from an escrow upon receipt of proceeds from claims against the excess insurance carriers. The first payment was paid upon execution of the 1998 agreement.

Assets Held for Sale

     Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 as of December 31, 2003 and 2002. The real estate included in this category consists of approximately 430 acres of predominately vacant property located in Deptford, N.J. (including approximately 100 acres upon which the landfill owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. ("Kinsley's") is situated). The Company had attempted to maximize the consideration received for the property through the sale or lease of portions of the Deptford Property as a recycling center/construction and demolition waste depository. However, discussions with local officials lead the Company to conclude that such plans were unlikely to be accomplished in the foreseeable future. The Company is now pursuing the disposition of the property through the sale of individual parcels and/or groups of parcels. During May 2001, the Company entered into a contract to sell approximately 55 acres adjoining Kinsley's landfill. However, based upon market conditions for real estate of this type the Company is unable to determine when sale(s) of the remaining parcels will ultimately be consummated and proceeds received. The May 2001 contract initially included 55 acres for a price of $2.5 million, assuming all 55 acres could be utilized for development. During March 2002, the buyer notified the Company that its due diligence indicated that only between 45 and 48 acres may be developed and certain work on the property may be required, and, as a result, sought adjustments to the purchase contract. An amendment to the contract was executed during December 2002 which provided the sale of 60 acres (45 acres usable land and 15 acres of wetlands) for $2.1 million. The Company will not be required to make requested improvements to the property. The contract calls for an October 2004 closing which may be extended by the Buyer for a period not to exceed six months or tolled under certain circumstances. The sale is contingent upon, among other conditions, the buyer obtaining approval of its plans for the property from applicable local and state agencies; a process that may require one or more years to accomplish. The Buyer has begun paying non-refundable installments toward the purchase price. Such installments totaled $51,000 through December 31, 2003.

Escrowed Proceeds from Sale of Subsidiary

      A portion of the net cash proceeds from the 1996 sale of a subsidiary was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of
(x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which the subsidiary was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. No indemnification claims have been asserted. During December 2000, $841,000 was released to the Company from the escrowed funds at the request of the Company when it became evident that the income tax liability for the years covered by the escrow were less than $100,000. The escrowed funds with accrued interest income equal $123,000 and $122,000 as of December 31, 2003 and 2002, respectively.

      THE COMPANY CAN NOT ASSURE THAT THE TIMING AND AMOUNT OF THE NET PROCEEDS FROM THE SALE OF SUCH ASSETS HELD FOR SALE, THE PROCEEDS FROM THE SETTLEMENT OF THE REMAINING INSURANCE CLAIMS AND THE ESCROWED PROCEEDS FROM THE SALE OF A SUBSIDIARY WILL BE SUFFICIENT TO MEET THE CASH REQUIREMENTS OF THE COMPANY DISCUSSED ABOVE.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)


December 31,                                       2003          2002
                               Assets
Current Assets
  Cash and cash equivalents                      $  4,322    $  3,779
  Marketable securities                               971       4,761
  Accounts receivable - trade
    (net of allowance for doubtful
    accounts of $58 and $2, respectively)             330         487
  Refundable state income taxes                        80          -
  Deferred tax asset                                   48          44
  Recoverable closure costs from escrow
    fund                                              176         208
  Escrowed funds from sale of subsidiary              123         122
  Prepaid expenses and other                          210          63
  Total current assets                              6,260       9,464
Plant and Equipment
  Machinery and equipment                           3,085       3,064
  Less accumulated depreciation                     2,830       2,850
    Net plant and equipment                           255         214
Other Assets
  Assets held for sale                              1,312       1,312
  Other                                               224         260
    Total other assets                              1,536       1,572
  Total Assets                                   $  8,051    $ 11,250


      See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's)

December 31,                                       2003        2002
             Liabilities and Stockholders' Equity (Deficit)
Current Liabilities
 Current portion of long-term debt                  15             6
 Accounts payable                                  240           366
 Accrued income taxes and related interest       4,063         5,874
 Accrued salaries and wages                         41           189
 Deferred income taxes                               3            13
 Accrued miscellaneous expenses                    818           910
   Total current liabilities                     5,180         7,358
Long-Term Debt                                      54            26
Accrued Remediation and Closure Costs            2,056         2,091
Stockholders' Equity (Deficit)
 Common stock, $.50 par value,                   2,432         2,432
   10,000,000 shares authorized:
   4,864,940 shares issued
 Additional paid-in capital                      1,450         1,450
 Retained earnings                               7,886         8,881
 Accumulated other comprehensive income (loss)       7            26
   Sub-Total                                    11,775        12,789
 Treasury stock, at cost - 1,885,750 shares    (11,014)      (11,014)
   Total stockholders' equity (deficit)            761         1,775
Total Liabilities and
   Stockholders' Equity (Deficit)             $  8,051      $ 11,250


      See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)

Years ended December 31,                             2003       2002
Net Operating Revenues                            $     298   $    737
Cost of Operations
   Direct operating costs                               231        274
   Selling, general and
     administrative expenses                          1,411      2,508
   Total cost of operations                           1,642      2,782
Operating Income (Loss)                              (1,344)    (2,045)
Other Income (Expense)
   Investment income                                    122        207
   Interest expense                                      (5)        (2)
   Interest expense related to income
     taxes payable                                     (317)      (337)
   Net proceeds from insurance claims                    -       8,626
   Gain (loss) on sale of marketable
     securities                                          (5)        -
   Remediation expense                                   -        (42)
   Miscellaneous income                                  32        88
   Total other income                                  (173)    8,540
Income (Loss) Before Income Tax Expense (Benefit)     1,517     6,495
Income Tax Expense (Benefit)                           (522)    2,992
Net Income (Loss)                                  $   (995) $  3,503
Basic Net Income (Loss) Per Common Share:
Net Income (Loss) Per Common Share                 $   (.33)  $  1.18
Weighted Average Common Shares Outstanding         2,979,190   2,979,190


      See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In $000's)

Years ended December 31,                               2003       2002
Common Stock
  Balance at January 1 and December 31              $ 2,432    $ 2,432
Additional Paid-In Capital
  Balance at January 1 and December 31                1,450      1,450
Retained Earnings
  Balance at January 1                                8,881      5,378
    Net income (loss)                                  (995)     3,503
  Balance at December 31                              7,886      8,881
Accumulated Other Comprehensive Income
  Balance at January 1                                   26          -
  Change in unrealized gain (loss) on
  available-for-sale securities net of tax:
    Unrealized gain (loss) arising during
      the period                                        (22)        26
    Less: reclassification adjustment (net of
      deferred income taxes of $2)                        3         -
  Balance at December 31                                  7         26
Treasury Stock
  Balance at January 1 and December 31              (11,014)   (11,014)
Total Stockholders' Equity (Deficit)                $   761    $ 1,775
Comprehensive Income
  Net Income (Loss)                                 $  (995)   $ 3,503
  Other Comprehensive Income (Loss), Net of Tax:
    Unrealized gains (losses) on available
    for sale securities:
    Unrealized gain (loss) arising during
       the period                                       (22)        26
    Less: reclassification adjustment                     3         -
  Total                                                 (19)        26
    Comprehensive Income (Loss)                     $(1,014)   $ 3,529


      See Accompanying Notes to Consolidated Financial Statements



Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)

Years ended December 31,                                2003      2002
Increase (Decrease) in Cash
  and Cash Equivalents
Cash Flows from Operating Activities:
   Cash received from customers                    $    397    $   605
   Cash paid to suppliers and
     employees                                       (2,044)    (1,891)
   Interest and dividends received                      121        208
   Other income received                                 68         88
   Interest paid                                         (5)        (2)
   Income tax paid                                   (1,690)      (310)
   Proceeds form insurance claims                       -        9,563
   Proceeds from escrow deposit                         -          100
   Other expenses paid                                  -         (100)
     Net cash provided by (used in)
       operating activities                          (3,153)     8,261
Cash Flows from Investing Activities:
  Proceeds from sale of marketable
    securities                                        4,348      9,596
  Purchase of marketable securities                    (591)   (14,318)
  Proceeds from the sale of property,
    plant and equipment                                   3         -
  Purchase of property, plant
    and equipment                                       (87)      (202)
  Long term deposit                                      -         (12)
     Net cash provided by (used in)
       investing activities                           3,673     (4,936)
Cash Flows from Financing Activities:
   Proceeds from equipment financing                     46         35
   Principal payments on                                (10)        (6)
     equipment financing
   Payment of landfill closing costs                    (13)       (17)
     Net cash provided by (used in)
       financing activities                              23         12
Net increase (decrease) in cash
  and cash equivalents                                  543      3,337
Cash and cash equivalents at
  beginning of year                                   3,779        442
Cash and cash equivalents at
  end of year                                       $ 4,322    $ 3,779


      See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)

Years ended December 31,                            2003       2002
Reconciliation of Net Income (Loss)
  to Net Cash Provided by (Used in)
  Operating Activities:
Net income (loss)                                 $  (995)   $ 3,503
Adjustments to Reconcile Net Loss to Net Cash
Provided by (Used in) Operating Activities:
  Depreciation and amortization                        43         24
  Provisions for losses on accounts receivable         58        704
  Proceeds from escrow deposit                         -         100
  (Gain) loss on sale of marketable securities          5         -
  Loss on partnership investment                       36         -
  Increase (decrease) in deferred income taxes         (4)     1,312
 (Increase) decrease in assets:
    Accounts and notes receivable, net                 99         69
    Refundable state income taxes                    (80)         -
    Prepaid expenses and other                      (149)         38
  Increase (decrease) in liabilities:
    Accounts payable and accrued                    (356)        803
      miscellaneous expenses
    Accrued income taxes                          (1,810)      1,708
Net Cash Provided by (Used in)
  Operating Activities                          $ (3,153)    $ 8,261

      See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Notes to Consolidated Financial Statements

-----------------------------------------------------------------

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

     Reclassification:

          Certain  reclassification  have  been  made  to  the  2002   financial
     statements in order to conform to the presentation followed in preparing the 2003 financial statements.

     Use of Estimates:

          The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on estimates and assumptions made by management. Actual results could differ from these amounts. Significant items subject to such estimates and assumptions include the accruals for post-closure costs, valuation allowances for accounts receivable, liabilities for potential litigation, claims and assessments, and deferred taxes.

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

     Cash and Cash Equivalents:

          The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 2003 and 2002, cash and cash equivalents includes interest-bearing cash equivalents of
     $4,237,000 and      $3,521,000, respectively.

     Investments:

          The Company's investment securities are classified as available-for-sale and are carried at fair value as determined by quoted market prices. Unrealized gains and losses are reported in a separate component of stockholders' equity, net of tax, until realized. Realized gains or losses from the sale of investment securities are based on the specific identification method and are included in other income. Interest and dividend income is recorded as earned.

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

     Income Taxes:

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes as well as for the deferred tax effects of net operating loss carryforwards and tax credits carryforwards that are available to offset future income taxes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled.

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

-----------------------------------------------------------------
Note 2 - Going Concern Uncertainty:

          The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses this year and in each of the prior five years and it is anticipated that such operating losses will continue as general and administrative expenses are expected to exceed the Company's available earnings from its remaining operating businesses in the near-term. The Company has accrued $4.7 million for taxes and interest relating to the settlement of issues raised by the Internal Revenue Service resulting from audits of the Company's consolidated Federal income tax returns for the years 1980 through 1988. This tax liability, has been assessed and is now due (See Notes 8 and 14). The Company has been aggressively pursuing numerous alternatives to raise funds, including: (i) continuing legal claims against non-settling insurance carriers for recovery of past remediation costs, (ii) the collection of amounts due the Company, and (iii) the disposition of all of its non-operating assets held for sale (See Note 6). Toward this end the Company successfully completed a settlement of its claims against certain excess insurance carriers in 1999, 2000 and 2001, and the sale of certain operations and certain property held for sale during the period of 1995 through 1998. However, the Company is currently unable to determine whether the timing and the amount of cash generated from these continuing efforts will be sufficient to discharge the Company's tax liability, contingent obligations and its continuing operating liabilities as they come due. The consolidated financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

-----------------------------------------------------------------
Note 3 - Marketable Securities:

          At December 31, 2003, the Company's marketable securities consisted of bond mutual funds classified as available-for-sale and are carried at their fair value of $971,000 and a cost of $961,000, and gross unrealized gains of $10,000. At December 31, 2002, the Company's marketable securities consisted of bond mutual funds classified as available-for-sale and are carried at their fair value of $4,761,000 and a cost of $4,722,000, and gross unrealized gains of $41,000 and gross unrealized losses of $2,000.

          For the years ended December 31, 2003 and 2002, the changes in net unrealized gains included in stockholders' equity was $(19,000) and $26,000, respectively. In addition, for the years ended December 31, 2003 and 2002, proceeds from the sale of available-for-sale securities were $4,348,000 and $9,596,000, respectively.

          During the year ended December 31, 2003, the Company realized gross losses of $5,000 from the sale of marketable securities. No realized gains or losses were recognized for the year ended December 31, 2002.

-----------------------------------------------------------------
Note 4 - Trade Receivable:

         Accounts receivable-trade as of December 31, 2003 and December 31, 2002 includes $304,000 and $462,000, respectively, related to a project at the Southern Ocean Landfill ("SOLF") in New Jersey. On May 15, 2000 the Company's capping plan for SOLF was approved by the New Jersey Department of Environmental Protection ("NJDEP") (the "Capping Plan"). The Capping Plan called for the use of recycled materials are possible in the implementation of the plan. Tipping fees generated from the deposit of the recycled materials were paid into an escrow fund from which the Capping Plan costs are paid. The Capping Plan was modified to, among other provisions, provide funding of certain closure activities by the county and state. Escrow accounts from which project expenses are paid held $795,000 as of December 31, 2003. The Company sought an amendment to the Capping Plan that would permit the acceptance of recycled materials into an adjacent area beyond December 30, 2002 in order to provide additional funds to the project. The Company was unsuccessful in obtaining approval of NJDEP and regional authorities of such an amendment. Therefore, given the projected escrowed funds remaining, the inability to generate funds from the acceptance of additional material and the proximity to the expiration of the project, during the year ended December 31, 2002 the Company recorded a bad debt expense of $700,000 in recognition of the write-off of amounts billed but greater than that expected to be collected for work on the SOLF project. During 2003, the Company recorded a bad debt expense of $50,000 for additional reserves against receivables due from the project.

          Other long term assets as of December 31, 2003 and 2002 includes accounts receivable of $200,000, for services performed by the Company with respect to the installation, operation and maintenance of a gas collection system at a landfill site owned by the Company. The gas collection system, which supplements an existing system, was installed in 1998 by Deptford Gas Company ("DGC") and its affiliates in conjunction with a series of agreements concerning the rights to landfill gas generated at the site and purchase of the electric generating facility. The agreement regarding the sale of the electricity generating facility expired May 28, 1999, in accordance with its terms. The Company and buyer continued discussions beyond May 1999, but failed to reach agreement on a transaction similar to that originally contemplated, therefore during January, 2000 the Company voided all agreements with DGC and its affiliates. The agreements with DGC and its affiliates provide that in the event of a termination of the agreements, the Company will submit DGC's cost of constructing and acquiring the gas collection system for reimbursement from the escrow account established to finance the site's post-closure activities (see Note
     10). Submittals for reimbursement must be reviewed by an independent engineering firm and approved by the New Jersey Department of Environmental Protection. DGC has not submitted detailed construction costs of the gas collection system to the Company or an independent engineering firm.

-----------------------------------------------------------------
Note 5 - Escrowed Proceeds from Insurance Claim Settlement:

          In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed in Note 10, the Company agreed that SCA Services, Inc., an affiliate of Waste Management, Inc. may make claim to a portion of the proceeds, not to exceed $3.5 million, arising from its litigation against its excess carriers. In accordance with the terms of the 1997 settlement, $3.5 million of the Company's settlement proceeds received in 2002 are held in escrow until the amount of such obligation is determined. The Company will recognize income equal to the amounts of the escrow remaining after payment of amounts due SCA Services, Inc., in the period such funds are released from escrow. For further discussion of the SCA Services, Inc. matter, and the litigation of claims against excess carriers, see Note 14 - Legal Proceedings.

-----------------------------------------------------------------
Note 6 - Assets Held for Sale:

          Assets held for sale consist primarily of real estate which is carried at a cost of $1,312,000 as of December 31, 2003 and 2002. The real estate included in this category consists of approximately 430 acres located in Deptford, N.J. (including approximately 100 acres upon which the landfill, owned and operated by the Company's subsidiary Kinsley's Landfill, Inc. is situated). The Company entered into an agreement during 2001 for the sale of approximately 60 acres with a scheduled closing date of October 2004. The buyer has begun paying non-refundable installments toward the purchase price. Such installments totaled $51,000 through December 31, 2003 and have been treated as un-earned income for financial presentation purposes. The Company is actively pursuing the disposition of such remaining property. However, based upon market conditions for real estate of this type the Company is unable to determine when the sale(s) will ultimately be consummated.

-----------------------------------------------------------------
Note 7 - Escrowed Proceeds from Sale of Subsidiary:

           On March 1, 1996, the Company's wholly-owned subsidiary, THV Acquisition Corp. ("THV"), sold all of the issued and outstanding stock of Hunt Valve Company, Inc. ("Hunt") to ValveCo, Inc. A portion of the net cash proceeds of the sale ($750,000) was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of (x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which Hunt was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. No indemnification claims have been asserted. During December 2000, $841,000 was released to the Company from the escrowed funds at the request of the Company when it became evident that the income tax liability for the years covered by the escrow was less than $100,000. The escrowed funds with accrued interest income equal $123,000 as of December 31, 2003 and are classified as current in the accompanying balance sheet since it is anticipated that the funds will be released during 2004.

-----------------------------------------------------------------
Note 8 - Income Taxes:

          The provision (benefit) for income taxes for the years ended December 31, 2003 and 2002 consists of the following (in $000's):

                                                     2003        2002
            Provision for operations
              Currently payable (refundable):
                Federal                            $ (518)     $1,150
                State                                  -          530
                                                     (518)      1,680
              Deferred:
                Federal                                (4)        860

                State                                  -          452
                                                       (4)      1,312
              Total income tax
                provision (benefit)               $  (522)    $ 2,992

Deferred   tax  expense  results  from  temporary  differences  as  follows  (in
     $000's):

                                                     2003        2002
            Excess of tax over book
              (book over tax) depreciation        $    20     $   (10)
            Change in Federal valuation
              allowance (Net of $11,000 and
              $13,000 related to unrealized
              appreciation of available for
              sale securities)                        (21)         16
            Change in state valuation allowance       (23)        494
            Federal net operating loss carryforwards   -          860
            State net operating loss carryforwards     25         (38)
            Allowance for bad debts and other
              valuation allowance                     (38)         -
            Remediation and closure costs               6         (10)
            Deferred state income taxes                27          -
                                                  $    (4)    $ 1,312

          Deferred tax assets and liabilities at December 31, 2003 and 2002 were comprised of the following (in $000's):

                                                     2003        2002
            Deferred tax assets
              Allowance for doubtful accounts
                and other valuation allowance     $    39     $    -
              Remediation and closure costs            30          36
              State tax accrued relating to
                tax audit                              17          43
              Depreciation                              3          23
              State net operating loss
                carryforwards                         753         778
              Subtotal                                842         880
              Valuation allowance for deferred
                tax assets                           (794)       (836)
              Total                                    48          44

             Deferred tax liabilities
              Unrealized appreciation of
                equity securities                       3          13
            Net deferred tax asset                $    45    $     31

          The Company has recorded valuation allowances of $793,000 and $836,000 as of December 31, 2003 and 2002, respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

          During 2002, the State of New Jersey enacted state income tax legislation, that, among other changes, disallows the carry forward of the Company's net operating losses into the years 2002 and 2003, but again become eligible for use in 2004. At December 31, 2003 the Company and its subsidiaries had state net operating loss carryforwards of $10,036,000 which expire at various dates through December 31, 2014.

          The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss) before tax by the applicable statutory U.S. federal income tax rate (in $000's):
                                                     2003        2002
           Tax expense (credit) computed
             by applying U.S. federal
             income tax rate to income (loss)
             before income taxes (credits)         $  (516)    $2,208
           State income taxes (credit) net
             of federal income tax benefit              -         350
           Increases (reductions) in taxes
             resulting from valuation allowance:
             Deferred state income tax net of
               valuation allowance                      -         452
             Federal deferred tax
               valuation allowance                     (28)       (16)
             Other permanent items - net                22         (2)
                                                   $  (522)   $ 2,992

                During October 2000, the Company concluded litigation, which  it commenced in 1994, with the Service in Tax Court over the Company's tax liability for taxable years 1980-88 and certain issues from taxable years 1989-91. The Company settled all of the issues before the Tax Court and reached agreement with the Service on its tax liability for all of the subsequent taxable years through 1996. The Company has been assessed $905,000 of federal income tax after taking into account available net operating losses and tax credits. The Company estimates that, as of December 31, 2003, approximately $896,000 of tax and $3,799,000 of federal interest is owed. The Company has paid the portion of the federal assessment related to 1995; $9,000 for taxes and $5,000 for interest. The Company paid state income taxes and interest of $80,000 in 2003 with the filing of amended state tax returns reflecting adjustments to previously reported income resulting from the settlements with the Service. State tax authorities may assert that additional interest and penalties are owed in connection with the state tax liability arising from these settlements. The Company will decide whether to challenge any such state tax penalties if and when they are asserted. The aggregate tax obligation resulting the Company's settlement with the Service of the Tax Court litigation and subsequent taxable years equals approximately $4,944,000 (plus additional interest accruing from December 31, 2003 until the obligations are settled).


          During March 2001, the Company filed an Offer in Compromise with the Service which requested a reduction in the amount due and permission to pay the reduced obligation in installments. This offer was rejected by the Service, and in March 2002 the Company appealed the Service's rejection of its offer. During December 2003, the Company and the Service began discussions of the Company's offer in response to the appeal.

-----------------------------------------------------------------
Note 9 - Long-term Debt:

          Long-term debt consists of the following as of December 31, 2003 and 2002 (in $000's):

                                                     2003        2002

            Note payable to bank due in monthly
              installments of $691 including
              interest at 7.0% per annum to August
              2007; secured by a vehicle carried
              at a cost of $35,000.                  $ 26        $ 32

            Note payable to a finance company,
              non-interest bearing, due in monthly
              installments of $884 including
              effective interest at 5.5% per
              annum to July 2008 (less unamortized
              discount of $6,000); secured by a
              vehicle carried at a cost of $46,000.    43          -

            Total long-term debt                       69          32
                Less: Current portion                  15           6
            Long-term portion                        $ 54        $ 26

         Aggregate maturities of long-term debt for years subsequent to December 31, 2003 are as follows: 2004-$15,000; 2005-$16,000; 2006-$17,000; 2007-
     $15,000 and 2008 - $6,000.

-----------------------------------------------------------------
Note 10  - Remediation and Closure Costs:

         The Company's accruals for closure and remediation activities equal the present value of the estimated future costs related to a site less funds held in trust for such purposes. The costs of litigation associated with a site are expensed as incurred. The Company has accrued remediation and closure costs for the following sites (in $000's):

                                                     2003        2002
            Kinsley's landfill
              Accrued costs                       $10,812     $11,194
              Escrowed funds                       (8,829)     (9,189)
              Net                                   1,983       2,005
            Mac Sanitary landfill                      73          86
            Total                                 $ 2,056     $ 2,091

         Cash and securities held in certain escrows for post closure activities at Kinsley's landfill have been netted against the accrual for presentation in the Company's balance sheet.

          Kinsley's  ceased  accepting solid waste at its landfill  in  Deptford
     Township, New Jersey on February 6, 1987 and commenced closure of that facility. At December 31, 2003 and 2002, Kinsley's has accrued $10,812,000 and $11,194,000, respectively, for the remaining costs of closure and post-closure care of this facility, of which $8,829,000 and $9,189,000, respectively, is being held in interest-bearing escrow accounts. The accrual as of December 31, 2003 is based upon the present value of the estimated operation and maintenance costs related to the site's containment systems and treatment plant, adjusted for inflation, through the year 2016.

          Mac Sanitary Land Fill, Inc. ("Mac"), a wholly-owned subsidiary of the Company, operated a landfill in Deptford Township, New Jersey which ceased operations in 1977. The closure of this facility has been substantially completed. At December 31, 2003 and 2002, Mac has accrued $73,000 and $86,000, respectively, for the costs of continuing post-closure care and monitoring at the facility. The accrual as of December 31, 2003 is based upon the present value of the estimated maintenance costs of the site's containment systems, adjusted for inflation, through the year 2007.

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

          The Kin-Buc Landfill, located in Edison, New Jersey, and operated on property both owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"), ceased operations in 1977. Remediation and closure activities continue at the Kin-Buc Landfill pursuant to the provisions of Administrative Orders issued by EPA to the Company and other respondents, including SCA Services, Inc. ("SCA"), an affiliate of Waste Management, Inc. ("WMI"). On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill and substantially relieved the Company from certain future obligation with respect to the site (see Note 14 - Legal Proceedings "The Kin-Buc Landfill"). However, the Company remains a responsible party under the Administrative Orders issued by EPA discussed above, and continues to incur administrative and legal costs complying with such Administrative Orders.

          Pursuant to one of the settlement agreements, the Company, among other things, agreed to continue to prosecute its suit venued in the Superior Court of New Jersey, Middlesex County, against former excess insurance carriers and to allow SCA to make claim against a portion of the proceeds of that suit, after allowances for related legal fees and federal and state income tax obligations resulting from the audit of the Company's income tax returns for the years 1982 through 1992. SCA contends it is owed $3.5 million, which is the maximum amount permitted pursuant to the settlement agreement. The dispute regarding the amount of such claim was submitted to arbitration for resolution. The arbitrator's award to SCA is the subject of litigation initiated by the Company (see Note 14 - Legal Proceedings "Insurance Claims for Past Remediation Costs" and "The Kin-Buc Landfill"). As part of the settlement agreement, SCA agreed to defend and indemnify Transtech, Kin-Buc and Filcrest from claims by non-settling non-municipal waste and municipal waste potentially responsible parties ("PRPs") in the litigation. SCA will also defend and indemnify the Company from certain liabilities in connection with the remediation of the Kin-Buc Landfill.

          The construction phase of the remediation efforts at Kin-Buc Landfill since July 1994 has been financed in part with funds provided by SCA and in part with funds provided from persons responsible for the generation, transportation and disposal of wastes at the site pursuant to certain provisions of the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"). The construction required by EPA pursuant to the Administrative Orders has been substantially completed. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, was estimated at the time of December 1997 settlement in the range of approximately $80 million to $100 million.

          In conjunction with the remediation, 26 acres of undeveloped land neighboring the site and owned by Filcrest were utilized for the construction  of  the  containment  system,  treatment  plant  and  related facilities. The property had been reflected at nominal value on the Company's financial statements.

           During May 2002, the Company and other respondents to the Administrative Orders were named as defendants to a suit filed by the Office of the United States Attorney in which EPA seeks reimbursement of costs it has incurred and penalties for past construction delays. During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund filed a similar suit against the same respondents, seeking reimbursement of past costs it has incurred with respect to the site and for alleged natural resource damages. For a discussion of these matters, see Note 14 - Legal Proceedings "The Kin-Buc Landfill.

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

-----------------------------------------------------------------
Note 11- Stockholders' Equity:

     Stock Option Plans

          At December 31, 2002, 797,000 shares of Transtech's common stock were reserved for issuance under incentive stock option plans that provide for the granting of options to employees at prices equal to the market value of Transtech's common stock on the date of grant, which options are exercisable for a period not to exceed ten years from the date of grant. Non-qualified stock options were available for grant to officers, directors, certain eligible employees and consultants at prices ranging from 50% to 100% of market value at the date of grant and these are also exercisable for a period not to exceed ten years. No options were outstanding at December 31, 2003.

         A summary of stock option transactions for 2003 and 2002 follows:

                                      2003                2002
                                        Weighted            Weighted
                                         Average             Average
                                        Exercise            Exercise
                               Shares     Price     Shares     Price
         Outstanding,
           beginning of year    5,000     $0.44      5,000     $0.44
         Granted                   -         -          -         -
         Exercised                 -         -          -         -
         Expired               (5,000)       -          -         -
         Outstanding,
           end of year             -         -       5,000     $0.44

         Options exercisable
           at year end             -                 5,000

          The following information applies to stock options outstanding at December 31, 2002:

         Options outstanding                               5,000
         Range of exercise prices                          $0.44
         Weighted average exercise price                   $0.44
         Weighted average remaining life in years           0.19

-----------------------------------------------------------------
Note 12 - Employee Benefit Plans:

     Retirement Savings and Profit Sharing Plans

          The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of employees' contributions not in excess of 2% of their eligible compensation during 2003 and 2002. The plan provides that the Company's matching and profit sharing contributions may be made in cash, in shares of Company stock, or in cash and invested in shares of Company stock. Contributions to and administrative expenses of the plan paid by the Company for each of the years ended December 31, 2003 and 2002 was approximately $14,000 and $12,000.

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

-----------------------------------------------------------------
Note 13 - Lease Commitments:

         The Company leases office facilities and a vehicle under non-cancelable operating leases which expire through 2005. Total rent expense charged to operations for all operating leases was $60,000 and $63,000 for the years ended December 31, 2003 and 2002.

          Future minimum lease commitments under the operating leases with initial or remaining terms in excess of one year are $50,000 and $10,000 for 2004 and 2005, respectively.

-----------------------------------------------------------------
Note 14 - Legal Proceedings:

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

          In March 2001, the Company filed an Offer in Compromise with the Service which requested a reduction in the amount due and permission to pay the reduced obligation in installments. The Offer filed in March 2001 was rejected by the Service, and in March 2002 the Company filed an appeal of the Service's decision. During December 2003, the Company and the Service began discussions of the Company's offer in response to the appeal. Amended state tax returns reflecting adjustments to previously reported income resulting from the settlements with the Service were filed during February 2003. See Note 2 for a discussion of the impact of the tax litigation on the Company's cash resources, and Note 8 for a discussion of the Company's accrued liability.

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

         The Company had assigned its claims for remediation costs incurred at a site of past operations located in Carlstadt, New Jersey to certain third-parties (the "AT&T Group") in conjunction with the 1995 settlement of certain litigation related to such site (see "The Carlstadt Site" below). Subsequent to executing the September 1995 settlement, certain members of the AT&T Group conveyed their rights under such settlement to other members of the AT&T Group (the "Cooperating PRP Group"). During 1998, the Company and the Cooperating PRP Group agreed to cooperate in the pursuit of their respective excess insurance claims, and therefore, members of the Cooperating PRP Group were parties to this Settlement Agreement.

          The Company and the Cooperating PRP Group agreed to an allocation of the proceeds from the Lloyds Suit that provided the Company 52% of the proceeds  received  from  the settling excess insurers,  plus  all  of  the interest earned on both the Company's and Cooperating PRP Group's portion of the settlement proceeds while such proceeds were collected and held in escrow pending consummation of the settlement. The Company's share of the Settlement Agreement proceeds and interest earned during the collection of the proceeds was approximately $13,013,000 of which $9,513,000 was reported in the other income section of the Company's Consolidated Statement of Operations for the year ended December 31, 2002, net of related costs, and $3,500,000 is held in escrow pending the outcome of litigation regarding the arbitration with SCA Services, Inc. discussed below. The Company also agreed to pursue non-settling excess insurers and that the Cooperating PRP Group shall receive the first $250,000 collected from the non-settling excess insurers, less attorney fees and expenses, and the Company shall retain the balance of amounts recovered, if any.

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

          In addition to the claims assigned the Cooperating PRP Group, the Company also agreed that a portion of its proceeds from the Lloyds Suit, not to exceed $3.5 million, be set aside for claims by SCA pursuant to the 1997 settlement of the litigation related to the Kin-Buc Landfill, as discussed below, and to be paid to legal counsel representing the Company in the Lloyds Suit. The Company and counsel representing the Company in the Lloyds Suit and certain other matters entered into an engagement agreement that contains as compensation both fixed and contingent fees. The amount of fees due is dependent in-part upon the outcome of the matters. The Company estimates that the amount of fees ultimately due, in total will approximate 8.0% of the Company's proceeds received pursuant to the Settlement Agreement.

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

          In February 1979, EPA brought suit in the United States District Court for the District of New Jersey against Transtech, its subsidiaries Kin-Buc and Filcrest Realty, Inc. ("Filcrest"), certain former officers, directors and shareholders of Transtech, and Inmar Realty, Inc. (a company owned and controlled by Marvin H. Mahan)("Inmar"), in connection with the ownership and operation of the Kin-Buc Landfill. This suit was placed on administrative hold by the Court because the Company and SCA agreed to undertake the remediation of the Landfill. In September 1990, EPA issued an Administrative Order to the Company, SCA and other respondents for the remediation of the Kin-Buc Landfill and in November 1992, for the
     remediation of certain areas neighboring the Kin-Buc Landfill. Each respondent to these orders is jointly and severally liable thereunder. In 1990, Transtech, Kin-Buc and Filcrest commenced a suit in the United States District Court for the District of New Jersey entitled Transtech Industries, Inc. et al. v. A&Z Septic Clean et al. against non-municipal generators and transporters of hazardous waste disposed of at the Kin-Buc Landfill (the "PRPs") for contribution towards the cost of remediating the Kin-Buc Landfill. On December 23, 1997, the Company entered into four agreements which settled this suit, earlier suits and derivative lawsuits all related to the allocation of costs of remediation. One of the December 23, 1997 agreements provided SCA's commitment to defend and indemnify the Company from certain future liability for and in connection with the remediation of the site. However, the Company remains a responsible party under the aforementioned Administrative Orders issued by EPA, and continues to incur administrative and legal costs complying with such Administrative Orders.

         During May, 2002 EPA filed a suit entitled United States of America vs. Chemical Waste Management, Inc, et al, in the US District Court for the District of New Jersey (Case No. 02-2077 (DMC)). The named defendants were Transtech, together with its two subsidiaries Kin-Buc, Inc. and Filcrest Realty, Inc., Inmar Associates, Inc. and affiliates of Waste Management, Inc. ("WMI") specifically Chemical Waste Management, Inc., Earthline Company, Anthony Gaess, SCA Services, Inc., SCA Services of Passaic, Inc., Waste Management, Inc., Waste Management Holdings, Inc. and Wastequid, Inc. EPA is seeking payment for unreimbursed response costs it claims it has incurred with respect to the Kin-Buc Landfill of $3 million as of July 1999. In addition, EPA is seeking penalties for delays allegedly experienced in completing the remediation pursuant to such Orders. WMI had agreed to indemnify the Company against EPA claims for unreimbursed response costs pursuant to the terms of a 1997 Settlement Agreement. However, the terms of the 1997 Settlement Agreement do not provide the Company with complete indemnification against the penalties sought by EPA. Subsequent correspondence with EPA provided revised claim amounts. The claim for unreimbursed response costs is approximately $4.2 million, and the claim for penalties totals $18.1 million. The suit has been stayed pending the outcome of mediation.

          During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund filed a similar suit against the same respondents, entitled New Jersey Department of Environmental Protection, and Acting Administrator, New Jersey Spill Compensation v. Chemical Waste Management, Inc. et. al. in the United States District Court, District of New Jersey (Case No. 02CV 4610 (DMC)), seeking reimbursement of unspecified past costs it has incurred with respect to the site and for unspecified alleged natural resource damages. The suit has been consolidated with the EPA suit discussed above and is stayed pending the outcome of mediation.

          In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed above, the Company agreed to allow SCA to claim against a portion of the proceeds, arising from its lawsuit against its excess insurance carriers, discussed above. The maximum amount which could be found to be payable to SCA, $3.5 million, from the Lloyds Suit settlement proceeds was placed in escrow until the amount of such obligation is determined in accordance with the terms of the 1997 settlement. A calculation of the amount due pursuant to the 1997 Agreement was presented to SCA during March 2002. SCA subsequently notified the Company of its objection to values utilized in that calculation, contending it was owed $3.5 million. Unable to resolve the disputed issues, during August 2002 the Company and SCA submitted the dispute regarding the amount due to binding arbitration for resolution in accordance with the terms of the 1997 Agreement. On February 6, 2004 the arbitrator issued the final of three rulings, finding in favor of SCA awarding it $3.5 million.

          On February 24, 2004 the Company commenced two separate actions in an attempt to either vacate or modify the arbitrator's award. The first action entailed the filing of a civil complaint in the United States
     District Court for the District of New Jersey, entitled Transtech Industries, Inc. v. SC Holdings, Inc.. SC Holdings, Inc. is the alleged corporate successor to SCA. The second action was the filing of a motion under an existing case in the United States District Court for the District of New Jersey entitled Transtech Industries, Inc., et al. vs. A&Z Septic Clean, et al. (Civil Action No. 2-90-2578(HAA)) under which claims related to the 1997 Agreement had been addressed. The Company cannot predict the outcome of the two actions; i.e. if the actions will successfully affect the arbitrator's award. The Company will recognize income equal to the amount of the escrow remaining after payment of amounts due SCA in the period such funds are released from escrow.

          In a related matter, on February 17, 2004 SC Holdings, Inc. filed a complaint against the Company in the Supreme Court of New Jersey, Law Division, Middlesex County entitled SC Holdings, Inc. f/k/a SCA Services, Inc. v. Transtech Industries, Inc. (Docket No. L-1214-04). SCA is seeking the Court's confirmation of the arbitrator's award and a judgment in favor of SCA of $3.5 million.

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

     The Tang Site

         During November, 2001 EPA filed suit against the Company, entitled United States of America v. Transtech Industries, Inc., in the United States District Court, District of New Jersey (Case No. 01-5398 (WGB)), regarding a Piscataway, New Jersey site owned by Tang Realty, Inc.
     ("Tang"). EPA asserted claims under Section 107 of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") for the recovery of response costs associated with the site of $2.9 million (the "Response Costs"). EPA alleged that the Company is the corporate successor to the former operator at the site, Chemsol, Inc., and had continued Chemsol's operations at the site. The Company contested the allegations regarding successorship, and the extent of operations it may have conducted at the site. Tang is a corporation controlled by Marvin H. Mahan, a former director and officer, and former principal shareholder of the Company. Mr. Mahan also controlled Chemsol, Inc. Tang and Mr. Mahan were named as defendants in a suit brought by EPA in 2000 seeking contribution toward such unallocated remediation costs. Both suits were consolidated and then stayed pending the outcome of settlement discussions.

         On February 27, 2004 the United States Department of Justice, on behalf of the EPA, signed a Consent Decree, settling the claims made against the Company, Tang and Mr. Mahan (collectively the "Settling Defendants"). The Consent Decree was lodged with the United States District Court, District of New Jersey, on March 2, 2004. A 30 day public comment period commenced when the Consent Decree was published in the Federal Register during the following week. As long as no comments are received from the public which causes the EPA to change its position, the Consent Decree will then be executed by the Court and become final. The Settling Defendants did not admit any liability with respect to the transactions or occurrences alleged in the complaints filed against them. In addition, the Company specifically did not admit the allegations that it is a former operator at the site and/or the corporate successor to Chemsol, Inc.

         The Settling Parties agreed to pay $150,000 toward reimbursement of the Response Costs within 15 days of entry of the Consent Order by the Court. The Company agreed to contribute $100,000 toward such reimbursement; Mr. Mahan and Tang will contribute the remaining $50,000. Mr. Mahan and Tang also agreed to market and sell the real property owned by them upon which the site is situated, and certain lots adjourning the site, to an EPA approved entity, and to convey the net sales proceeds from such sale(s) to EPA for application toward the Response Costs. Net sales proceeds has been defined as gross proceeds from the sale less applicable income and other taxes due from the sale, and any real estate taxes owed on the property. Mr. Mahan and Tang also agreed to establish an escrow account in the amount of $50,000 to fund the expenses incurred for the marketing and transfer of all of the property. Any balance remaining in the escrow upon completion of the sale of all of the property will be applied to the Response Costs. In exchange, EPA agreed not to sue or take administrative action against the Settling Defendants pursuant to Sections 106 and 107(a) of CERCLA with respect to the site, once the obligations of the Settling Parties stipulated in the Consent Decree are satisfied.

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

-----------------------------------------------------------------
Note 15 - Segment Information:

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

         (In $000's)              Electricity  Environmental Corporate
                                  Generation     Services    and Other

         2003
           Operating revenues       $   228      $    70      $    -
           Intercompany revenues    $    -       $   891      $    -
           Income (loss)
             from operations        $    24      $   (68)     $(1,300)
           Identifiable assets      $    96      $ 2,067      $ 5,888
           Depreciation expense     $     9      $    26      $     8
           Capital expenditures     $    19      $    22      $    46


         2002
           Operating revenues       $    70      $   667      $    -
           Intercompany revenues    $    -       $   639      $    -
           Income (loss)
             from operations        $   (17)     $  (503)     $(1,525)
           Identifiable assets      $    77      $ 2,086      $ 9,087
           Depreciation expense     $     5      $    15      $     4
           Capital expenditures     $    70      $   121      $    11

          During the years ended December 31, 2003 and 2002 four and two customer(s), respectively, of the Company accounted for 100% of the Company's consolidated operating revenues from third parties.

----------------------------------------------------------------
Note 16 - Related Party Transactions:

          The Company and its subsidiaries have had transactions with businesses owned or controlled by the Company's principal shareholders or members of their immediate family.

           The Company has reimbursed Marvin H. Mahan, a former officer and director, and former principal shareholder of the Company, and the father of three of the Company's principal shareholders, for fuel and service for an automobile since his retirement from the Company. Such expenses totalled approximately $1,000 for each of the years ended December 31, 2003 and 2002.

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

          As of December 31, 2003 and 2002 the Company accounts included a receivable of 21,000 for unreimbursed sundry expenses paid on behalf of the Company's President and Chairman of the Board, and his affiliates.

Transtech Industries, Inc.
Report of Independent Auditors

----------------------------------------------------------------

To the Stockholders and the Board of Directors
Transtech Industries, Inc.

      We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended, in conformity with U. S. generally accepted accounting principles.

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

                               BRIGGS, BUNTING AND DOUGHERTY, LLP

Philadelphia, Pennsylvania
March 18, 2004

Market Prices of Common Stock

      The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 2002 through December 31, 2003. The high and low bid price information has been obtained from Prophet Net.

  2003           High   Low             2002          High    Low
 1st quarter   $.0400 $.0150           1st quarter  $.0600  $.0200
 2nd quarter    .0400  .0300           2nd quarter   .0600   .0200
 3rd quarter    .0400  .0110           3rd quarter   .0700   .0400
 4th quarter    .1400  .0170           4th quarter   .0700   .0100

      The  above quotations represent prices between dealers and do not  include
retail  markups,  markdowns  or  commissions.   They  do  not  represent  actual
transactions.

     The number of holders of record of the Common Stock of the Company at December 31, 2003 was 266.

      The Company paid no dividends in either stock or cash during 2003 or 2002 and does not presently anticipate paying dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

     The following table sets forth as of December 31, 2003 the number of shares of the Company's common stock, the Company's only class of equity securities, issuable upon exercise of outstanding options, warrants and other rights, the weighted average exercise price of such options, warrants and other rights and the number of shares of common stock available for future issuance pursuant to all "equity compensation plans" relating to our common stock. Equity compensation plans include those approved by our shareholders, as well as those not approved by our shareholders, including individual compensation arrangements with one or more of our officers or directors.


              Equity Compensation Plan Information


Plan category   Number of        Weighted-       Number of
                securities to    average         securities
                be issued upon   exercise price  remaining
                exercise of      of outstanding  available for
                outstanding      option warrants future issuance
                options,         and rights
                warrants and
                rights

Equity                -0-              -0-             -0-
compensation
plans not
approved by
security
holders

Equity
compensation
plans approved
by
security                 0             $0               0
holders

Total                    0             $0               0



Transtech Industries, Inc.
Directory

------------------------------------------------------------------------------

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
                        Tilcon NY, Inc.             Continental Stock
                        Mount Hope, New Jersey       Transfer & Trust Co.
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