Form 10KSB, Exhibit 13
period 2004-12-31
TRANSTECH INDUSTRIES INC
filed 2005-04-15
CIK 87799

Exhibit 13.  Annual Report to Stockholders.
























                   TRANSTECH INDUSTRIES, INC.

                         ANNUAL REPORT

                              2004
---------------------------------------------------------------



COMPANY PROFILE



   Transtech Industries, Inc., through its subsidiaries, provides environmental services and generates electricity. The Company's headquarters are located in Piscataway, New Jersey.




---------------------------------------------------------------



TABLE OF CONTENTS


                                                     Page

   President's Letter                                  3
   Management's Discussion and Analysis of
     Financial Condition                               4
   Consolidated Balance Sheets                        21
   Consolidated Statements of Operations              23
   Consolidated Statements of Stockholders'
     Equity                                           24
   Consolidated Statements of Cash Flows              25
   Notes to Consolidated Financial Statements         27
   Report of Independent Registered Public
     Accounting Firm                                  62
   Market for Common Equity                           63
   Securities Authorized for Issuance Under
      Equity Compensation Plans                       63
   Directory                                          65




---------------------------------------------------------------

Transtech Industries, Inc.
President's Letter

-----------------------------------------------------------------

                                                       March 2005

To Our Stockholders:

      During 2004, your Company brought to closure three of the most pressing issues facing Transtech.

     In February 2004, we settled the United States Environmental Protection Agency's ("EPA") claim of $2.9 million for past response costs regarding the Chemsol superfund site via a consent decree. The Company paid $100,000 into a fund to be utilized to turn that site over to an EPA approved entity for redevelopment.

      In July of 2004, after years of negotiations, the Company's Offer in Compromise was accepted by the Internal Revenue Service. The IRS accepted our offer to pay $810,000 at once and $1.7 million over 9 years in lieu of accrued taxes and interest of approximately $4.8 million.

      In December 2004, we signed a consent decree and other documents relating to the EPA and other agency claims for past costs and penalties at the Kin-Buc landfill. These claims had totaled over $22 million. By executing the various documents, a Waste Management, Inc. affiliate agreed to pay $2.6 million to settle claims and Waste Management and the Company agreed to fund a total of $113 thousand, of which the Company will pay $73 thousand, to turn our property at Kin-Buc and the surrounding area over to a not-for-profit entity. This transaction has been lodged with the Court for public comment.

      During the balance of 2005 we will continue our efforts on clearing up our obligations at the Carlstadt site, pursuing claims against the estates of certain excess insurance carriers, regrading of Kinsley's in an effort to reduce charges to the closure escrow fund and exploring alternatives to enhance Transtech's operations.

     As always, I urge you to read the attached report in detail.


                                   Sincerely,


                                   Robert V. Silva

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations
Selected Financial Data
(In $000's, except per share data)



Years ended December 31,                             2004         2003
Operating Revenues
   Environmental services                           $   962   $   961
   Electricity generation                               359       228
   Subtotal                                           1,321     1,189
   Less intercompany sales                             (962)     (891)
   Net operating revenues                           $   359       298
Cost of Operations
   Direct operating costs                               183       231
   Selling, general and
     administrative expenses                          1,537     1,411
   Total cost of operations                           1,720     1,642
Operating Income (Loss)                             (1,361)    (1,344)
Other Income (Expense)
   Investment income                                     49       122
   Interest expense                                     (4)        (5)
   Interest expense related to accrued
     income taxes                                     (129)      (317)
   Accretion expense                                  (445)      (485)
   Investment income on landfill
     escrow accounts                                    285       485
   Rental income                                        101        64
   Gain (loss) on sale of marketable
     securities                                         (2)        (5)
   Gain from insurance claims                            86        -
   Gain from reduction of tax liability               2,332        -
   Miscellaneous income (loss)                            3       (32)
     Total other income                              2,276       (173)
Income (Loss) Before Income Tax Expense                915     (1,517)
(Benefit)
Income tax expense (Benefit)                          (418)      (522)
Net Income (Loss)                                   $ 1,333   $  (995)
Basic Net Income (Loss) Per Common Share              $ .45    $ (.33)
Weighted Average Common Shares                    2,979,190   2,979,190
Outstanding
Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations, cont'd
Selected Financial Data
(In $000's, except per share data)



Years ended December 31,                         2004         2003
Assets
  Current Assets                                 $4,811      $6,113
  Long-Term Assets                                1,920       1,935
  Total Assets                                   $6,731      $8,048
Liabilities                                      $1,033      $5,195
  Current Liabilities
  Long-Term Liabilities                           3,606       2,092
  Total Liabilities                               4,639       7,287
Stockholders' Equity                              2,092         761
Total Liabilities & Stockholders' Equity         $6,731      $8,048



Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations, cont'd

----------------------------------------------------------------

Introduction

      The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related notes, which provide additional information concerning the Company's financial activities and condition.

      Certain  reclassifications  have  been  made  to  the  2003 financial statements in order to conform to the presentation followed in preparing the 2004 financial statements.

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

     The Company and certain subsidiaries previously participated in the resource recovery and waste management industries. These activities included the hauling of wastes, and the operation of three landfills and a solvents recovery facility. The last of these operations ceased in 1987, but the Company continues to own and/or remediate the landfills and has both incurred and accrued for the substantial costs associated therewith. As of December 31, 2004 the Company has a net accrual of approximately $2.2 million for post-closure costs.

      The Company has also incurred significant litigation and administrative expenses in ongoing litigation related to its past activities in the resource recovery and waste management industries, its ongoing litigation against certain excess insurance carriers for reimbursement of past remediation expenditures, and past litigation before the U.S. Tax Court. As of December 31, 2004, the Company owes $1.6 million for federal income tax and interest as a result of the settlement of litigation in the U.S. Tax Court discussed below.

      As discussed in detail in this report, the Company has aggressively pursued various alternatives to raise cash to fund these liabilities and expenses. For example, the Company sold its alkali products segment in 1995, its valve manufacturing operations in 1996 and certain property held for sale during 1997 and 1998. In 2002, the Company consummated an agreement reached in 2001 that settled its claims against certain excess insurance carriers.

      The Company continues to pursue its claims against the non-settling excess insurance carriers and the sale of certain property. The Company cannot ascertain whether the timing and the amount of cash generated from the Company's remaining operations and its continuing efforts to sell such assets and otherwise enhance liquidity will be sufficient to discharge the Company's other liabilities and its continuing operating liabilities as they come due (see the discussion of "Liquidity and Capital Resources" below and Notes 7 and 13 to the Company's Consolidated Financial Statement).

Operating Revenues

      Consolidated net operating revenues were $359,000 for the year ended December 31, 2004, an increase of $61,000 or 21%, compared to $298,000 for the year ended December 31, 2003. Consolidated operating revenues by business segment for each of the four quarters within the years ended December 31, 2004 and 2003 were as follows (in $000):

                                      - Quarter -           Total
2004                         1st     2nd     3rd     4th     Year

  Environmental Svcs.        $245    $229   $247    $241   $  962
  Electricity Generation       63      99    100      97      359
  Subtotal                    308     328    347     338    1,321
  Intercompany               (245)   (229)  (247)   (241)
(962)
  Net Operating
    Revenues                 $ 63    $ 99   $100    $ 97   $  359

                                      - Quarter -           Total
2003                          1st    2nd     3rd     4th     Year

  Environmental Svcs.        $268   $262    $213    $218   $  961
  Electricity Generation       65     64      49      50      228
  Subtotal                    333    326     262     268    1,189
  Intercompany               (218)  (244)   (211)   (218)
(891)
  Net Operating
    Revenues                 $115   $ 82    $ 51    $ 50   $  298

      The environmental services segment provides construction, remedial and maintenance services at landfills, commercial and industrial sites, and manages methane gas recovery operations. The environmental services segment reported $962,000 of gross operating revenues for 2004(prior to elimination of intercompany sales) compared to $961,000 for 2003. Substantially all of the environmental services segment's revenues for 2004, compared to $891,000 or 93% for 2003, were for services provided within the consolidated group and therefore eliminated in consolidation. Environmental services sales to third parties during 2003 were $70,000. Substantially all the third party sales during 2003 were to three customers.

      The reduction in environmental services third party sales for 2003 is attributable, in part, to the completion of work at the Southern Ocean Landfill ("SOLF"), located in Ocean County,
New Jersey. Work was substantially completed during September 2003. The Company recognized revenue of $19,000 related to this site during the twelve months ended December 31, 2003. During the quarter ended September 30, 2003, the Company recorded bad debt expense of $50,000 for additional reserves against its receivable due from the project. The accounts receivable - trade related to SOLF as of December 31, 2004 and December 31, 2003, was $304,000, net of reserves (see Note 4 to the Company's Consolidated Financial Statements).

     The Company is continuing its efforts to expand the customer base of the environmental services segment to additional entities beyond the consolidated group. The definition of the scope, commencement and duration of other opportunities are in various stages of development. There are no assurances such efforts will result in work for the Company.

      The Company's environmental services segment continues to perform post-closure activities on sites previously operated by the Company's subsidiaries. Work performed on a landfill owned by the Company, the Kinsley's Landfill, is submitted for reimbursement to one of two escrow accounts established to finance the closure activities at the site (the "Kinsley's Escrows") (see Note 9 to the Company's Consolidated Financial Statements). The Company billed the Kinsley's Escrows approximately $946,000 and $877,000 for services performed during the years ended December 31, 2004 and 2003, respectively. Such amounts are included in the amount of intercompany sales reported above, and eliminated in the calculation of net operating revenue. The Company has submitted a revised plan for re-grading this site to the New Jersey Department of Environmental Protection ("NJDEP") for its approval. The re-grading plan calls for the use of recycled materials to fill and re-contour the areas of the mound having depressions. The cost will be funded by the Kinsley's Escrows, however, the Company intends to utilize recycled materials to the full extent possible in order to minimize the impact of the associated costs on the Kinsley's Escrows.

      Revenues from the segment which generates electricity using methane gas as fuel were approximately $359,000 and $228,000 for the years ended December 31, 2004 and 2003, respectively. Methane gas is a component of the landfill gas generated by a landfill site owned by the Company and located in Deptford, New Jersey. The electricity generating facility consists of four diesel/generating units each capable of generating approximately 11,000 kWh/day when operating at 85% capacity. Only two of the four diesel/generating units are operating; the two non-operating units require major repairs. The Company continues to evaluate alternatives to the current operation, including offers to purchase the electricity generating operations, prior to investing in the repairs of the units. Electricity generated is sold pursuant to a contract with a local utility that has two years remaining. The contract with the local utility allows for a continuous interruption in electricity supply for a period of up to twelve months. Revenues are a function of the number of kilowatt hours sold, the rate received per kilowatt hour and capacity payments. The Company sold 6.8 million kWh during the year ended December 31, 2004 compared to 5.4 million kWh sold in the prior year. The average combined rate received (per Kilowatt and capacity payment) in the current period when compared to the comparable period last year increased 23%. Engineering studies indicate sufficient quantities of gas at the landfill to continue the operation of the facility for approximately 7 years. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more hours dedicated to repair and maintenance than with equipment utilizing traditional fuels.

Cost of Operations

      Consolidated direct operating costs for the year ended December 31, 2004 were $183,000, a decrease of $48,000 or 21%
when compared to $231,000 reported for 2003. Substantially all costs of operations of the environmental services segment for 2004 were incurred for intercompany transactions and, therefore, eliminated in consolidation. The costs incurred by the segment in 2003 and remaining after the elimination of intercompany transactions were $27,000. The costs of the electricity generating segment decreased to $183,000 for the year ended December 31, 2004 compared to $204,000 for the prior year, due primarily to decreased equipment operating and repair costs. Approximately $18,000 of repair costs to equipment were capitalized during the year ended December 31, 2003.

      Consolidated selling, general and administrative expenses for the year ended December 31, 2004 were $1,537,000, an increase of $126,000 from $1,411,000 reported for the prior year. Components of selling, general and administrative expenses for the years ended December 31, 2004 and 2003 were as follows:

                                        2004            2003
Legal expenses                     $  309,000      $  370,000
Other professional fees               148,000          64,000
Bad debt expenses                        -             56,000
Non-operating subsidiary expenses      60,000          56,000
(Gain) loss on sale of equipment      (4,000)            -
All other administrative expenses   1,024,000         865,000
                                   $1,537,000      $1,411,000

       Legal expenses reported for 2004 and 2003 includes approximately $143,000 and $169,000, respectively, of fees for matters related to the Kin-Buc Landfill. No legal fees were reported for matters regarding the Company's other landfills. The Company reported bad debt expense of $56,000 for 2003, $50,000 of which was due to the increase in the allowance for doubtful accounts related to the receivable for SOLF discussed above. The operating costs of the non-operating subsidiaries, consisting primarily of insurance premiums, franchise, corporate and real estate taxes, aggregated approximately $60,000 and $56,000 for the years ended December 31, 2004 and 2003, respectively. The net $159,000 increase in all other administrative expenses, from $865,000 for 2003 to $1,024,000 for 2004, was primarily due to increases in insurance costs, and employee compensation and related expenses. Professional fees and administrative costs continue to be incurred in support of the Company's ongoing environmental and insurance litigation, business development and asset divestiture efforts (see Liquidity and Capital Resources and see Note 13 to the Company's Consolidated Financial Statements).

Operating Loss

     The Company's consolidated operating loss for the year ended
December 31, 2004 increased to $1,361,000 from a loss of $1,344,000 reported for the prior year.

Other Income (Expense)

      Consolidated investment income decreased to $49,000 for the year ended December 31, 2004 from $122,000 reported for the prior year due primarily to the decrease in the amount of funds available for investment.

      Consolidated interest expense was approximately $4,000  and
$5,000   for  the  years  ended  December  31,  2004  and   2003,
respectively.

      Interest reported as "Interest expense related to accrued income taxes" represents the amount of interest accrued during the period on estimated income taxes accrued as a result of the Company's Tax Court litigation concluded during 2000. Interest expense of $129,000 and $317,000 was reported for the year ended December 31, 2004 and 2003, respectively. Interest no longer accrues on this tax obligation as a result of the acceptance of the Company's Offer in Compromise discussed below.

      Consolidated accretion expense recognized on the Company's asset retirement obligation for landfill post-closure costs was $445,000 and $485,000 for the years ended December 31, 2004 and 2003, respectively.

     Investment income earned on escrow accounts dedicated to the funding of the Company's landfill post-closure costs was $285,000 and $485,000 for the years ended December 31, 2004 and 2003, respectively.

      Consolidated rental income for the year ended December 31, 2004 was $101,000 compared to $64,000 reported for 2003. Income included in this category consists of income earned from the rental of certain of the Company's property held for sale (see
Note 5 to the Company's Consolidated Financial Statements), and net royalty payments received from the lessee of certain of the Company's real property situated beneath the lessee's landfill (net of a fee payable pursuant to a consulting agreement executed in 1982).

      Consolidated loss realized on sale of marketable securities was $2,000 and $5,000 for the years ended December 31, 2004 and 2003.

       Consolidated  gain  from  insurance  claims   of   $86,000
represents proceeds for an insurance claim filed for the loss due to fire of an unoccupied building situated on a parcel of the Company's property held for sale.

      The gain for reduction of tax liability reported for the year ended December 31, 2004 of $2,332,000 equals the amount of the reduction in the Company's accrued income tax obligation as a result of the United States Internal Revenue Service acceptance of an Offer in Compromise presented by the Company on July 21,
2004. See "Liquidity and Capital Resources - Taxes" below for further discussion of this transaction.

     Consolidated miscellaneous income (loss) for the years ended December 31, 2004 and 2003 was $3,000 and ($32,000), respectively. The amount reported for 2003 includes a charge of $36,000 for the write-off of the Company's investment in a real estate partnership.

Income (Loss) before Income Tax Expense (Benefit)

      The consolidated income before income tax expense (benefit) was $915,000 for the year ended December 31, 2004, compared to a loss of $1,517,000 for the prior year.

Income Tax Expense (Benefit)

      The provision for federal and state income tax expense (benefit) for the years ended December 31, 2004 and 2003 equaled $(418,000) and $(522,000), respectively. The gain for reduction in tax liability reported for 2004 is not subject to income tax. During 2002, the State of New Jersey enacted state income tax legislation, that, among other changes, disallows the carry forward of the Company's net operating losses into the years 2002 and 2003. Subsequent legislation permitted the carry-forward of losses to offset up to 50% of taxable income in 2004. The Company recognized federal income tax benefit for the years ended December 31, 2004 and 2003 due to its ability to carry-back net operating losses to 2002 for credit against federal income taxes paid with respect to such year. See Note 7 to the Company's Consolidated Financial Statements for a discussion of income tax benefit valuation allowances.

Net Income

      Net income for the year ended December 31, 2004 was $1,333,000 or $.45 per share, compared to a net loss of $(995,000) or $(.33) per share, for the year ended December 31, 2003.

Liquidity and Capital Resources

General

      The Company faces significant short-term and long-term cash requirements for (i) federal and state income taxes and interest as discussed below and in the notes to the Company's consolidated financial statements for the year ended December 31, 2004, (ii) funding post-closure costs and other expenses associated with sites of past operations, and (iii) funding its professional and administrative costs. As discussed in detail below, the Company owes the Internal Revenue Service (the "Service") approximately $1.6 million as a result of the settlement of issues before the U.S. Tax Court regarding the Company's income tax liability for the years 1980 through 1991. The Company's past participation in the waste handling, treatment and disposal industries subjects the Company to future events or changes in environmental laws or regulations, that cannot be predicted at this time, which could result in material increases in post-closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

      The Company continues to pursue the sale of certain assets and claims against non-settling excess insurers, however, no assurance can be given that the timing and amount of the proceeds from such sales and claims will be sufficient to meet the cash requirements of the Company as they come due. In addition, the Company cannot ascertain whether its remaining operations and funding sources will be adequate to satisfy its future cash requirements.

      In the event of an unfavorable resolution of the Company's challenge to the arbitrator's award to SCA Services, Inc. and claims made against the Company by the United States Environmental Protection Agency, discussed below, or should the proceeds of asset sales be insufficient to meet the Company's future cash requirements, including its tax liabilities, then, if other alternatives are unavailable at that time, the Company will be forced to consider a plan of liquidation of its remaining assets, whether through bankruptcy proceedings or otherwise.

Statement of Cash Flow

      Net  cash  used in operating activities for the year  ended
December  31,  2004  decreased  to  $2,313,000  from  a  use   of
$3,166,000 reported for the prior year. The primary use of cash in both periods was the amount paid to suppliers and employees. A significant use of cash during 2004 and 2003 was the payment of
$901,000  toward  federal  income  taxes  due  pursuant  to   the
Company's Offer in Compromise, as discussed below, and the payment of approximately $1,610,000 toward estimated federal and
state  income  tax  due  for  2002,  respectively.   Payments  of
landfill post-closure costs related to the Kinsley's Landfill and the Mac Landfill were $870,000 and $880,000 for 2004 and 2003,
respectively.   The proceeds from post-closure  escrow  funds  of
$853,000 and $867,000 reported for 2004 and 2003, respectively, were received from the escrow accounts dedicated to fund the post-closure costs of the Kinsley's Landfill. Post-closure costs of the Mac Landfill are funded from the Company's general funds. See Note 9 to the Company's Consolidated Financial Reports for further discussion of the Company's landfill post-closure cost
obligations.   Net  cash  flow used in  investing  activities  of
$977,000 reported for the year ended December 31, 2004, reflects the investment of funds held as cash equivalents at December 31,
2003.   The  source  of  $3,673,000 reported  for  2003  reflects
proceeds from the sale or maturity of marketable securities being
utilized  for  operations or retained as cash  equivalents.   The
cash flow provided by financing activities for 2004 was $6,000 versus $36,000 for the period last year, due primarily to less proceeds from vehicle financing and an increase in payments toward long term debt. As a result of these activities, funds held by the Company in the form of cash and cash equivalents decreased as of December 31, 2004 to $1,038,000 from $4,322,000.
The sum of cash, cash equivalents and marketable securities as of December 31, 2004 decreased to $3,031,000 from $5,293,000 when compared to the prior year.

      Working capital was $3,778,000 and $918,000 for the years ended December 31, 2004 and 2003, respectively, and the ratio of current assets to current liabilities was 4.7 to 1 as of December
31, 2004 and 1.2 to 1 as of December 31, 2003.

Taxes

      During October 2000 the Company concluded litigation it began in 1994 against the Internal Revenue Service (the "Service") in Tax Court regarding the Company's tax liability for taxable years 1980-88 and certain issues from taxable years 1989-
91. The Company settled all of the issues before the Tax Court and reached agreement with the Service as to its tax liability for all taxable years through 1996. After taking into account available net operating losses and tax credits, the Company was assessed $905,000 of federal income tax plus interest. The Company paid the portion of the federal assessment related to 1995; $9,000 for taxes and $5,000 for interest.

      During March 2001, the Company filed an Offer in Compromise with the Service which requested a reduction in the amount due and permission to pay the reduced obligation in installments. This initial offer was rejected by the Service, and during March 2002 the Company appealed the Service's rejection of its offer. In April 2004 the Company submitted a revised offer and in June 2004 it submitted an amendment to the revised offer (the "Offer") which the Service accepted by letter dated July 21, 2004. As of the date the Offer was accepted, the Company had accrued taxes and interest on the accrued taxes of approximately $896,000 and $3,926,000, respectively.

      The Offer commits the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest discussed above. A payment of $810,000 was made during October 2004, and the balance due of $1,680,000 is being paid in monthly installments over nine years as follows: (a) $18,230 per month for each of the forty-eight months beginning August 2004, and (b) $13,416 per month for each of the following sixty months beginning August 2008. The Service does not impose interest on amounts payable pursuant to the Offer. The Company will be permitted to receive refunds of prior tax overpayments and from the carryback of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.

      The Company recognized income from this transaction of approximately $2.3 million in its financial statements for the year ended December 31, 2004. Such amount is equal to the difference between the Company's previously accrued estimate of its federal tax obligation and the amount of the total payments to the Service required pursuant to the Offer. This income is not subject to income tax.

Post-Closure Costs

      As of December 31, 2004, the Company has accrued $10.4 million for its estimated share of post-closure costs related to two of the Company's former landfill operations; the Kinsley's Landfill and Mac Landfill. Approximately $8.3 million is held in escrow for the post-closure activities of the Kinsley's Landfill (see Note 9 to the Company's Consolidated Financial Statements).

Contingent Environment Liabilities

      The Kin-Buc Landfill, located in Edison, New Jersey, was operated on parcels of property owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"). The Kin-Buc Landfill and certain neighboring areas are undergoing remediation under Administrative Orders issued by the United States Environmental Protection Agency ("EPA") in September 1990 and November 1992 to the Company and other responsible parties including SCA Services, Inc. ("SCA"), which is an affiliate of Waste Management, Inc. ("WMI"). The Company initiated a suit in 1990 against generators and transporters of waste deposited at the site with the intent of obtaining contribution toward the cost of remediation. On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of such costs of remediation. One of the December 23, 1997 agreements provided SCA's commitment to defend and indemnify the Company from future liability for the remediation of the site (see Note 13 to the
Company's Consolidated Financial Statements). However, the Company remains a responsible party under the aforementioned Administrative Orders issued by EPA, and continues to incur administrative and legal costs complying with such Administrative Orders.

      During May, 2002 the Company and other respondents to the Administrative Orders were named as defendants to a suit filed by the Office of the United States Attorney on behalf of EPA in which EPA sought reimbursement of costs it allegedly incurred with respect to the Kin-Buc Landfill and penalties for alleged past construction delays at the site. During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund filed a similar suit against the same respondents, seeking reimbursement of past costs it allegedly incurred with respect to the site and for alleged natural resource damages. During December 2004, the Company and the other respondents executed a Consent Decree which, when entered by the Court, will resolve these claims (see Note 13 to the Company's Consolidated Financial Statements).

      In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed above, the Company agreed to allow SCA to claim against a portion of the proceeds, not to exceed $3.5 million, arising from the Company's litigation against its excess insurance carriers. A dispute regarding the calculation of the amount of such claim was submitted to arbitration for resolution. The arbitrator's award to SCA is the subject of litigation initiated by the Company in February 2004 (see Note 13 to the Company's Consolidated Financial Statements). In accordance with the terms of the 1997 settlement, $3.5 million of the proceeds from the Company's 2001 settlement with certain of the carriers was placed in escrow until the amount of such obligation is determined.

      During November, 2001 EPA filed suit against the Company alleging that the Company is the corporate successor to Chemsol, Inc., the former operator at a Piscataway, New Jersey site owned by Tang Realty, Inc. ("Tang"), and had continued Chemsol, Inc.'s operations at the site. Tang is a corporation controlled by Marvin H. Mahan, a former director and officer, and former principal shareholder of the Company. Chemsol, Inc. was also affiliated with Mr. Mahan. EPA sought reimbursement of $2.9 million of unallocated remediation costs associated with the site. During April 2004, a Consent Decree was executed by the Court that resolved EPA's claims against the Company (see Note 13 to the Company's Consolidated Financial Statements).

      During September 2002, EPA issued a notice of potential liability and of consent decree negotiations to potentially responsible parties regarding a site located in Carlstadt, New Jersey, that has been undergoing remediation. During November 2004, the Company along with certain of the other potentially responsible parties were named as respondents to an Unilateral Administrative Order issued by EPA. EPA seeks contribution toward estimated remediation costs of $7.5 million and $2.0 million of past oversight and administrative costs (see Note 13 to the Company's Consolidated Financial Statements). The Company ceased operation of a solvents recovery facility at the site in 1970. The Company had assigned its claim against excess insurance carriers for the recovery of past remediation costs related to this site to certain potentially responsible parties as discussed below.

Insurance Claims for Past Remediation Costs

      In February 2002, the Company consummated a settlement of litigation it had commenced in 1995 against its excess insurers who provided coverage during the period of 1965 through 1986 (the "Lloyds Suit"). The Company sought to recover past remediation costs and indemnification for future costs incurred in connection with the remediation of various sites located in New Jersey, and for the defense of litigation related thereto. The defendant insurers include various Underwriters at Lloyd's, London, and London Market Insurance Companies, First State Insurance Company and International Insurance Company. The Company had assigned its claims for remediation costs incurred at a site of past operations located in Carlstadt, New Jersey to certain third-parties named as potentially responsible parties (the "AT&T
Group") in conjunction with the 1995 settlement of certain litigation regarding the remediation costs for such site. The Company's share of the settlement agreement proceeds and interest earned during the collection of the proceeds was approximately $13 million. The Company is pursuing its claims against the non-settling defendants. Some of the non-settling London and London Market insurance companies are insolvent, however the estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company (see
Note 13 to the Company's Consolidated Financial Reports). Certain members of the AT&T Group shall receive the first $250,000 that is collected from the non-settling excess insurers, net of attorney fees and expenses, and the Company shall retain the balance of amounts recovered, if any.

      In addition to the portion of the proceeds from the Lloyds Suit set aside for claims by SCA, as discussed above, the Company also agreed that a portion of the proceeds be paid to legal counsel representing the Company in the Lloyds Suit. The Company and legal counsel representing the Company in the Lloyds Suit and certain other matters entered into an engagement agreement that contains a fixed fee and contingent fee component. The amount of fees due is dependent, in part, upon the outcome of the matters. The Company has paid approximately $278,000 and $182,000 toward such fees during 2004 and 2003, respectively, and has accruals of approximately $252,000 and $530,000 as of December 31, 2004 and 2003, respectively, for such fees which are due at the conclusion of all matters addressed in the engagement agreement.

Assets Held for Sale

      Assets held for sale consists of approximately 60 acres of real property and structures located in Deptford, N.J. under contract for sale and is carried at a cost of $190,000 as of
December  31,  2004  and  2003.  The  Company  entered  into  the contract to sell the property, which adjoins the Kinsley's Landfill, during May 2001. The contract was amended during December 2002, and contemplates the sale of the 60 acres (45 acres usable land and 15 acres of wetlands) for $2.1 million. During October 2004 the buyer elected to extend the closing date to April 2005 in accordance with the terms of the agreement. During March 2005, the Company agreed to the Purchaser's request for an additional extension of the closing date to no later than December 22, 2005 subject to definitive documentation. The sale is contingent upon, among other conditions, the buyer obtaining approval of its plans for the property from applicable local and state agencies. The buyer has begun paying installments that totaled $111,000 through December 31, 2004.

      The Company is pursuing the disposition of its remaining property through the sale of individual parcels and/or groups of parcels (including approximately 120 acres upon which the landfill owned and operated by Kinsley's is situated). The Company is unable to determine when sale(s) of the remaining parcels will ultimately be consummated and proceeds received given the proximity of the properties to the landfill, access issues and the location of wetlands on certain properties.


Escrowed Proceeds from Sale of Subsidiary

      A portion of the net cash proceeds from the 1996 sale of a subsidiary was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of
(x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which the subsidiary was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. No indemnification claims have been asserted. During December 2000, $841,000 was released to the Company from the escrowed funds at the request of the Company when it became evident that the income tax liability for the years covered by the escrow were less than $100,000. The escrowed funds with accrued interest income equal $123,000 as of December 31, 2004 and 2003.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)


December 31,                                2004         2003
                               Assets
Current Assets
  Cash and cash equivalents               $ 1,038    $ 4,322
  Marketable securities                     1,993        971
  Accounts receivable - trade
    (net of allowance for doubtful
    accounts of $56 and $58, respectively)    344        330
  Refundable income taxes                   1,111         80
  Deferred tax asset                           -          45
  Recoverable post-closure costs due from
    escrow fund                               265        176
  Prepaid expenses and other                   60        189
  Total current assets                      4,811      6,113
Property, Plant and Equipment
  Land                                      1,067      1,067
  Buildings and improvements                  125        125
  Machinery and equipment                   3,085      3,085
    Total gross assets                      4,277      4,277
  Less accumulated depreciation             2,916      2,900
    Net property, plant and equipment       1,361      1,377
Other Assets
  Escrowed funds from sale of subsidiary      123        123
  Assets held for sale                        190        190
  Other                                       246        245
    Total other assets                        559        558
  Total Assets                            $ 6,731    $ 8,048







      See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's)


   December 31,                                    2004       2003

                  Liabilities and Stockholders' Equity
Current Liabilities
 Current portion of long-term debt            $     20       $     15
 Accounts payable                                  181            240
 Income taxes payable                              219            -
 Accrued income taxes and related interest          48          4,063
 Accrued professional fees                         372            529
 Accrued miscellaneous liabilities                 175            330
 Current portion of post-closure costs              18             18
   Total current liabilities                     1,033          5,195
Long-Term Liabilities
 Long-term debt                                     55             54
 Income taxes payable                            1,370             -
 Accrued post-closure costs                      2,181          2,038
   Total long term liabilities                   3,606          2,092
Stockholders' Equity
 Common stock, $.50 par value,                   2,432          2,432
   10,000,000 shares authorized:
   4,864,940 shares issued
 Additional paid-in capital                      1,450          1,450
 Retained earnings                               9,219          7,886
 Accumulated other comprehensive income              5              7
   Sub-Total                                    13,106         11,775
 Treasury stock, at cost - 1,885,750 shares    (11,014)       (11,014)
   Total stockholders' equity                    2,092            761
Total Liabilities and
   Stockholders' Equity                       $  6,731       $  8,048




      See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)


Years ended December 31,                               2004        2003
Net Operating Revenues                             $   359     $   298
Cost of Operations
   Direct operating costs                              183         231
   Selling, general and
     administrative expenses                         1,537       1,411
     Total cost of operations                        1,720       1,642
Operating Income (Loss)                             (1,361)     (1,344)
Other Income (Expense)
   Investment income                                    49         122
   Interest expense                                     (4)         (5)
   Interest expense related to accrued
     income taxes                                     (129)       (317)
   Accretion expense                                  (445)       (485)
   Investment income on landfill
     escrow accounts                                   285         485
   Rental income                                      1 01          64
   Gain (loss) on sale of marketable
     securities                                         (2)        (5)
   Gain from insurance claims                           86         -
   Gain from reduction of tax liability              2,332         -
   Miscellaneous income (loss)                           3        (32)
     Total other income                              2,276       (173)
Income (Loss) Before Income Tax Expense (Benefit)      915     (1,517)
Income Tax Expense (Benefit)                          (418)      (522)
Net Income (loss)                                    1,333    $  (995)
Basic Net Income (Loss) Per Common Share           $   .45    $  (.33)
Weighted Average Common Shares Outstanding       2,979,190   2,979,190



      See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity
(In $000's)


Years ended December 31,                               2004       2003
Common Stock
  Balance at January 1 and December 31              $ 2,432    $ 2,432
Additional Paid-In Capital
  Balance at January 1 and December 31                1,450      1,450
Retained Earnings
  Balance at January 1                                7,886      8,881
    Net income (loss)                                 1,333       (995)
  Balance at December 31                              9,219      7,886
Accumulated Other Comprehensive Income
  Balance at January 1                                    7         26
  Change in unrealized gain (loss) on
  available-for-sale securities net of tax:
    Unrealized gain (loss) arising during the
      period (net of deferred income tax
      of $1 and $10, respectively)                       (3)       (22)
    Less: reclassification adjustment (net of
      deferred income taxes of $1 and $2,
      respectively)                                       1          3
  Balance at December 31                                  5          7
Treasury Stock
  Balance at January 1 and December 31              (11,014)   (11,014)
Total Stockholders' Equity                          $ 2,092    $   761
Comprehensive Income
  Net Income (Loss)                                 $ 1,493    $  (995)
  Other comprehensive income (loss), net of tax:
    Unrealized gains (losses) on available
    for sale securities:
    Unrealized gain (loss) arising during the
      period (net of deferred income tax
      of $1 and $10, respectively)                       (3)      (22)
    Less: reclassification adjustment(net of
      deferred income taxes of $1 and $2,
      respectively)                                       1         3
  Total                                                  (2)      (19)
Comprehensive Income (Loss)                         $ 1,491   $(1,014)



      See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)

Years ended December 31,                                2004      2003
Increase (Decrease) in Cash
  and Cash Equivalents
Cash Flows from Operating Activities:
   Cash received from customers                      $   347    $   397
   Cash paid to suppliers and
     employees                                       (2,004)     (2,044)
   Interest and dividends received                       49         121
   Other income received                                103          68
   Interest paid                                         (4)         (5)
   Income tax paid (net of refunds)                    (787)     (1,690)
   Payment of landfill post-closure costs, net of
     proceeds from escrow of $853 and $867,
     respectively                                      (17)         (13)
     Net cash provided by (used in)
       operating activities                         (2,313)      (3,166)
Cash Flows from Investing Activities:
   Proceeds from sale of marketable
     securities                                      4,056        4,348
   Purchase of marketable securities                (5,085)        (591)
   Issuance of note receivable                         (12)          -
   Payments on note receivable                           5           -
   Proceeds from sale of property, plant
     and equipment                                       5            3
   Proceeds from insurance claims                       86           -
   Purchase of property, plant
     and equipment                                     (32)         (87)
     Net cash provided by (used in)
       investing activities                           (977)       3,673
Cash Flows from Financing Activities:
   Proceeds from equipment financing                    28           46
   Principal payments on
     equipment financing                               (22)         (10)
     Net cash provided by (used in)
       financing activities                              6           36
Net increase (decrease) in cash
  and cash equivalents                              (3,284)         543
Cash and cash equivalents at
  beginning of year                                  4,322        3,779
Cash and cash equivalents at
  end of year                                      $ 1,038      $ 4,322

      See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)

Years ended December 31,                               2004       2003
Reconciliation of Net Income (Loss)
  to Net Cash Provided by (Used in)
  Operating Activities:
Net income (loss)                                    $ 1,333    $  (995)
Adjustments to Reconcile Net Income (Loss) to Net
Cash Provided by (Used in) Operating Activities:
  Depreciation and amortization                           46         43
  Provisions for losses on accounts receivable            -          56
  Gain on sale of equipment                               (4)        -
  Accretion expense                                      445        485
  Earnings on landfill escrow accounts                  (285)      (485)
  Loss on sale of marketable securities                    2          5
  Gain from insurance claim                              (86)        -
  Gain from reduction of tax liability                (2,332)        -
  Loss on partnership investment                          -          36
  Deferred income tax provision                           45         (4)
(Increase) decrease in assets:
  Accounts receivable, net                               (14)       101
  Refundable income taxes                             (1,031)       (80)
  Prepaid expenses and other                             129       (149)
Increase (decrease) in liabilities:
  Accounts payable and accrued miscellaneous
    liabilities                                         (293)      (356)
  Accrued income taxes                                (1,683)    (1,810)
  Accrued professional fees                             (157)        -
  Income tax payable                                   1,589         -
  Landfill post-closure costs, net of proceeds
    from escrow of $853 and $867, respectively           (17)       (13)
  Net Cash Provided by (Used in)
  Operating Activities                               $(2,313)   $(3,166)








      See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Notes to Consolidated Financial Statements

-----------------------------------------------------------------

Note 1 - Summary of Significant Accounting Policies:

     Description of Business:

          The Company's operations consist of the parent company and 21 subsidiaries, two of which conduct active operations. The operations of these two subsidiaries have been classified into two segments: the performance of environmental services and the generation and sale of electricity utilizing an alternative fuel, methane gas. The other subsidiaries of the Company hold assets consisting primarily of cash and cash equivalents, real property and contract rights.

     Principles of Consolidation:

           The  Consolidated  Financial  Statements  include  the
     accounts   of   the  Company  and  its  subsidiaries.    All
     significant intercompany transactions and balances have been eliminated.

     Reclassification:

          Certain  reclassification have been made  to  the  2003
     financial statements in order to conform to the presentation followed in preparing the 2004 financial statements.

     Use of Estimates:

          In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these amounts. Significant items subject to such estimates and assumptions include the accruals for post-closure costs, valuation allowances for accounts receivable, obligations resulting from litigation and deferred taxes.

     Concentration of Credit Risk:

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions. These cash investments may, at times, be in excess of the FDIC insurance or not covered by the FDIC. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss with respect to accounts receivable.

     Fair Value of Financial Instruments:

          The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of these items. The carrying amount of notes payable (including current portion) approximates fair value since such notes bear interest at current market rates.

          The  fair value of the income tax payable discussed  in
     Note 7 herein equals approximately $1,264,000 as of December
     31, 2004, determined by discounting the installments at a rate of 6% per annum.

     Cash and Cash Equivalents:

          The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 2004 and 2003, cash and cash equivalents includes interest-bearing cash equivalents of $933,000 and $4,237,000, respectively.

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

     Valuation of Long-Lived Assets:

          The Company periodically analyzes its long-lived assets for potential impairments, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

     Property, Plant and Equipment:

          Plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of 3-15 years for machinery and equipment.

     Post-closure Costs:

          As of January 1, 2003 the Company adopted the Financial Accounting Standards Board ("FASB") issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 applies to all legally enforceable obligations associated with the retirement of tangible long-lived assets.

           Prior to adoption of SFAS 143, the Company had based its accrual upon the present value of the estimated operation and maintenance costs related to the site's containment systems and treatment plant, adjusted for inflation, through the thirty years subsequent to the landfill's closing; the period the Company is responsible for such post-closure maintenance.

          Under SFAS 143, obligations related to closure and post-closure activities that occur after the landfill has ceased operations are recognized on a units-of-consumption basis as
     airspace   is  consumed  throughout  the  entire   landfill.
     Landfill retirement obligations are to be capitalized as the related liabilities are recognized and amortized using the
     units-of-consumption  method  over  the  airspace   consumed
     within the capping event or the airspace consumed throughout the entire landfill, depending upon the nature of the obligation. Since the landfills owned and operated by the Company are closed and no longer operating, the capitalized retirement obligations are fully amortized. All obligations were initially measured at estimated fair value. Fair value was calculated on a present value basis using a credit-adjusted, risk-free rate.

           Under FAS 143, accretion of the asset retirement obligation liability from its initially determined value is recorded as an expense using the effective interest method. For financial reporting purposes, the Company nets the escrowed funds available to fund the post-closure of the landfill against the accrual for post-closure costs.

          The following table summarizes the balance sheet impact of the Company's initial adoption of SFAS 143 and landfill post-closure liabilities as of January 1, 2003 (in $000):

                                 Balance at            Balance at
                                 December 31,          January 1,
                                    2002        Change    2003

     Landfill assets                $    -    $ 11,280  $ 11,280
     Accumulated landfill
       airspace amortization             -     (11,280)  (11,280)
     Net landfill assets                 -          -         -

     Current post-closure
       liabilities                       18         -         18
     Long-term post-closure
       liabilities                   11,262         -     11,262

     Total post-closure
       liabilities                  $11,280   $     -   $ 11,280

         See Note 9 for further discussion of the Company's post-closure costs and SFAS 143.

     Environmental Matters

          Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. The accruals are developed based on currently available information and reflect the participation of other potentially responsible parties. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available.

     Revenue Recognition:

          Revenues from the sale of electricity are recognized in the period earned.

     Income Taxes:

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes as well as for the deferred tax effects of net operating loss carryforwards and tax credits carryforwards that are available to offset future income taxes. Deferred tax assets and liabilities are measured using the enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

     Net Income (Loss) per Share:

         Basic "Earnings per Share" ("EPS") excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, were exercised, converted into common stock or resulted in the issuance of common stock. Diluted EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period increased by the dilutive effect of common stock-equivalent shares computed using the treasury stock method. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculations. Diluted EPS have not been presented since the calculations are anti-dilutive for each of the periods presented. As of December 31, 2004, the Company had no stock options outstanding.

-----------------------------------------------------------------
Note 2 - Going Concern Uncertainty:

         The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses this year and in each of the prior five years and it is anticipated that such operating losses will continue as general and administrative expenses are expected to exceed the Company's available earnings from its remaining operating businesses in the near-term. The Company has accrued $1.6 million for taxes and interest relating to the settlement of issues raised by the Internal Revenue Service resulting from audits of the Company's consolidated Federal income tax returns for the years 1980 through 1988 (see Notes 7 and 13). The Company has been aggressively pursuing numerous alternatives to raise funds, including: (i) continuing legal claims against non-settling insurance carriers for recovery of past remediation costs,
     (ii) the collection of amounts due the Company, and (iii) the disposition of all of its non-operating assets (See Note
     5). Toward this end the Company successfully completed a settlement of its claims against certain excess insurance carriers in 1999, 2000 and 2001, and the sale of certain operations and certain property held for sale during the period of 1995 through 1998. However, the Company is currently unable to determine whether the timing and the amount of cash generated from these continuing efforts will be sufficient to discharge the Company's tax liability, contingent obligations and its continuing operating liabilities as they come due. The consolidated financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

-----------------------------------------------------------------
Note 3 - Marketable Securities:

           At December 31, 2004, the Company's marketable securities consisted of bond mutual funds classified as available-for-sale and are carried at their fair value of $1,993,000 with a cost of $1,986,000, and gross unrealized gains of $7,000. At December 31, 2003, the Company's marketable securities consisted of bond mutual funds classified as available-for-sale and are carried at their fair value of $971,000 with a cost of $961,000, and gross unrealized gains of $10,000.

          During the years ended December 31, 2004 and 2003, proceeds from the sale of available-for-sale securities were $4,056,000 and $4,348,000, respectively. The Company realized gross losses of $2,000 and $5,000 from the sale of marketable securities during the year ended December 31, 2004 and 2003, respectively.

-----------------------------------------------------------------
Note 4 - Accounts Receivable:

          Accounts receivable-trade as of December 31, 2004 and December 31, 2003 includes $304,000, net of an allowance for doubtful accounts of $50,000, related to a project at the Southern Ocean Landfill ("SOLF") in New Jersey. Payment of the amount due the Company is subject to New Jersey Department of Environmental Protection ("NJDEP") review and approval of the Company's invoices and the work performed. During January 2005, NJDEP accepted the work performed by the Company at SOLF and is currently verifying the amounts to be paid from escrow. The Company expects full payment of its receivable during the second quarter of 2005.

          Other long term assets as of December 31, 2004 and 2003 includes accounts receivable of $201,000, for services provided by the Company to the Deptford Gas Company LLC ("DGC") with respect to the installation, operation and maintenance of a gas collection system at a landfill site owned by the Company. The gas collection system, which supplements an existing system, was installed in conjunction with a series of agreements regarding the use of landfill gas generated at the site and purchase of the Company's electric generating facility. During January, 2000 the Company voided all agreements with DGC and its affiliates. The agreements with DGC and its affiliates provide that in the event of a termination of the agreements, the Company will submit the cost of constructing the gas collection system, determined in accordance with the agreements, for reimbursement from the escrow account established to finance the site's post-closure activities (see Note 9). During 2004, DGC selected the engineering firm to prepare its submission of the construction costs of the gas collection system. The Company will then verify such calculations were performed in accordance with the agreement. The submission for reimbursement must then be reviewed by the Company's engineering firm and submitted for approval to the New Jersey Department of Environmental Protection. The Company anticipates payment of its receivable at the time DGC receives the reimbursement payment.

-----------------------------------------------------------------
Note 5 - Assets Held for Sale:

        Assets held for sale consist of approximately 60 acres of real property and structures located in Deptford, N.J. under contract for sale and are carried at a cost of $190,000 as of December 31, 2004 and 2003. The Company entered into a contract to sell the property, which adjoins the Kinsley's Landfill, during May 2001. The contract was amended during December 2002, and contemplates the sale of the 60 acres (45 acres usable land and 15 acres of wetlands) for $2.1 million. During October 2004 the buyer elected to extend the closing date to April 2005 in accordance with the terms of the agreement. During March 2005, the Company agreed to the Purchaser's request for an additional extension of the closing date to no later than December 22, 2005 subject to definitive documentation. The sale is contingent upon, among other conditions, the buyer obtaining approval of its plans for the property from applicable local and state agencies. The buyer has begun paying installments that totaled $111,000 through December 31, 2004. The installments have been treated as un-earned income for financial presentation purposes, and reported as an accrued miscellaneous liability.
-----------------------------------------------------------------
Note 6 - Escrowed Proceeds from Sale of Subsidiary:

         On March 1, 1996, the Company's wholly-owned subsidiary, THV Acquisition Corp. ("THV"), sold all of the issued and outstanding stock of Hunt Valve Company, Inc. ("Hunt") to ValveCo, Inc. A portion of the net cash proceeds of the sale was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow will terminate upon the earlier to occur of (i) the release of all funds from escrow in accordance with the terms thereof or (ii) the later to occur of (x) the expiration of the applicable statute of limitations for the assessment of federal income taxes for all taxable years with respect to which Hunt was a member of the Company's consolidated tax group and (y) the satisfaction by the Company of all assessments or other claims by the Internal Revenue Service for taxes of the consolidated tax group during such years. No indemnification claims have been asserted. The escrowed funds with accrued interest income equal $123,000 as of December 31, 2004.

-----------------------------------------------------------------
Note 7 - Income Taxes:

          The provision (benefit) for income taxes for the years ended December 31, 2004 and 2003 consists of the following
     (in $000's):

                                                     2004        2003
            Provision for operations
              Currently payable (refundable):
                Federal                            $ (428)     $ (518)
                State                                 (35)         -
                                                     (463)       (518)
              Deferred:
                Federal                                45          (4)
                                                       45          (4)
              Total income tax
                provision (benefit)               $  (418)    $  (522)

Deferred tax expense results from temporary differences as follows (in $000's):

                                                     2004       2003
            Excess of tax over book
              (book over tax) depreciation        $   (42)    $    20
            Change in Federal valuation
              allowance (Net of $1,000 and
              $11,000 related to unrealized
              appreciation of available for
              sale securities)                         72         (21)
            Change in state valuation allowance      (100)        (23)
            State net operating loss carryforwards    106          25
            Allowance for bad debts and other
              valuation allowance                      (1)        (38)
            Post-Closure costs                          7           6
            Deferred state income taxes                 3          27
            Deferred tax expense                  $    45     $    (4)

         Deferred tax assets and liabilities at December 31, 2004 and 2003 were comprised of the following (in $000's):

                                                     2004        2003
            Deferred tax assets
              Allowance for doubtful accounts
                and other valuation allowance     $    38    $     39
              Post-Closure costs                       23          30
              State tax accrued relating to
                tax audit                              16          17
              Depreciation                             45           3
              State net operating loss
                carryforwards                         647         753
              Subtotal                                769         842
              Valuation allowance for deferred
                tax assets                           (767)       (794)
              Total                                     2          48

             Deferred tax liabilities
              Unrealized appreciation of
                equity securities                       2           3
            Net deferred tax asset                $    -     $     45

           The Company has recorded valuation allowances of $767,000 and $794,000 as of December 31, 2004 and 2003,
     respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

          During 2002, the State of New Jersey enacted state income tax legislation, that, among other changes, disallows the carry forward of the Company's net operating losses into the years 2002 and 2003. Subsequent legislation permitted the carry-forward of losses to offset up to 50% of net income in 2004. At December 31, 2004 the Company and its subsidiaries had state net operating loss carryforwards of $8,620,000 which expire at various dates through December 31, 2014.

          The following is a reconciliation between the amount of
     reported   total   income  tax  (credit)   from   continuing
     operations and the amount computed by multiplying the income
     (loss) before tax by the applicable statutory U.S. federal income tax rate (in $000's):
                                                     2004        2003
           Tax expense (credit) computed
             by applying U.S. federal
             income tax rate to income (loss)
             before income taxes (credits)         $   311     $ (516)
           Elimination of federal tax on:
             Gain from reduction in tax liability     (793)        -
             Accretion expense                         151        165
             Investment income on landfill
               escrow accounts                         (97)      (165)
           Increases (reductions) in taxes
             resulting from valuation allowance:
             Federal deferred tax
               valuation allowance                      45        (28)
           Other permanent items - net                 (35)        22
                                                   $  (418)   $  (522)

          During October 2000 the Company concluded litigation it began in 1994 against the United States Internal Revenue Service (the "Service") in Tax Court regarding the Company's tax liability for taxable years 1980-88 and certain issues from taxable years 1989-91. The Company settled all of the issues before the Tax Court and reached agreement with the Service as to its tax liability for all taxable years through 1996. After taking into account available net operating losses and tax credits, the Company was assessed $905,000 of federal income tax plus interest. The Company paid the portion of the federal assessment related to 1995; $9,000 for taxes and $5,000 for interest.

           During March 2001, the Company filed an Offer in Compromise with the Service with respect to federal income taxes and interest due as a result of the Tax Court settlement. The March 2001 offer requested a reduction in the amount due and permission to pay the reduced obligation in installments. The Service rejected the March 2001 offer, and during March 2002 the Company appealed the Service's rejection of its offer. In April 2004 the Company submitted a revised offer and in June 2004 it submitted an amendment to the revised offer (the "Offer"), which was accepted by the Service by letter dated July 21, 2004. As of the date the Offer was accepted, the Company had accrued taxes and interest on the accrued taxes of approximately $896,000 and $3,926,000, respectively.

           The Offer commits the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest. A payment of $810,000 was made during October 2004 and the balance due is being paid in monthly installments over nine years as follows: (a) $18,230 per month for each of the forty-eight months beginning August
     2004, and (b) $13,416 per month for each of the following sixty months beginning August 2008. The amount due for the five years subsequent to December 31, 2004 are as follows:
     $218,760  for  2005, 2006 and 2007; $195,000 for  2008;  and
     $161,000 for 2009. The Service does not impose interest on amounts payable pursuant to the Offer. The Company will be permitted to receive refunds of prior tax overpayments and from the carryback of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.

          The Company has recognized income from this transaction of approximately $2,332,000, or $.78 per share, in its financial statements for the year ended December 31, 2004. Such amount is equal to the difference between the Company's previously accrued estimate of its federal tax obligation and the amount of the total payments to the Service required pursuant to the Offer. This income is not subject to income tax. The amount of the payments due during the twelve months subsequent to December 31, 2004 has been classified as a current liability. The balance of the payments due has been classified as a long-term liability.

           The Company paid state income taxes and interest of approximately $80,000 in 2003 with the filing of amended state tax returns reflecting adjustments to previously reported income resulting from the settlements with the Service. Such amounts were previously accrued as the Company adjusted its accruals for the estimated state income taxes and interest throughout the course of the negotiations and settlements reached with the Service. State tax authorities may assert that additional interest and penalties are owed in connection with the state tax liability arising from these settlements. The portion of accrued income taxes classified as current as of December 31, 2004 includes $48,000 for accrued state interest.

-----------------------------------------------------------------
Note 8 - Long-term Debt:

          Long-term debt consists of the following as of December
     31, 2004 and 2003 (in $000's):

                                                     2004        2003

            Note payable to bank due in monthly
              installments of $691, including
              interest at 7.0% per annum, to August
              2007; secured by a vehicle carried
              at a cost of $35,000.                  $ 20        $ 26

            Note payable to a finance company,
              non-interest bearing, due in monthly
              installments of $884, including
              effective interest at 5.5% per
              annum, to July 2008 (less unamortized
              discount of $6,000); secured by a
              vehicle carried at a cost of $46,000.    34          43

            Note payable to a finance company, due
              in monthly installments of $459,
              including interest at 7.99% per
              annum, to August 2009; secured by
              a vehicle carried at a cost of
              $23,000.                                 21          -

            Total long-term debt                       75          69
                Less: Current portion                  20          15
            Long-term portion                        $ 55        $ 54

           Aggregate maturities of long-term debt for years subsequent to December 31, 2004 are as follows: 2006-
     $21,000; 2007-$19,000; 2008 - $11,000 and 2009 - $4,000.

-----------------------------------------------------------------
Note   9   -  Post-closure  Costs  and  Contingent  Environmental
Liabilities:

     Post-closure Costs

           The Company has future obligations for post-closure costs with respect to a landfill it owns and operated, the Kinsley's Landfill, and a landfill it operated on real property leased from others, the MAC Landfill. Kinsley's
     Landfill ceased accepting solid waste at its landfill in Deptford Township, New Jersey on February 6, 1987 and commenced closure of that facility. Mac Sanitary Land Fill, Inc. ("Mac"), a wholly-owned subsidiary of the Company, operated a landfill in Deptford Township, New Jersey which ceased operations in 1977. Post-closure costs include estimated costs to be incurred for providing required post-closure monitoring and maintenance of the landfill. Post-closure activities occur after the entire landfill ceases to accept waste and closes. These activities involve methane gas control, leachate management and groundwater monitoring, surface water monitoring and control, and other operational and maintenance activities that occur after the site ceases to accept waste. The post-closure period generally runs for up to 30 years after final site closure for municipal solid waste landfills. Obligations associated with monitoring and controlling methane gas migration and emissions are set forth in applicable landfill permits and these requirements are based upon the provisions of the Clean Air Act of 1970, as amended.

           Pursuant to SFAS 143, a liability for an asset retirement obligation should be initially measured at fair value. Absent quoted market prices, the estimate of fair value should be based on the best available information, including the results of present value techniques in accordance with Statement of Financial Accounting Concepts No. 7, "Using Cash Flow and Present Value in Accounting Measurements" ("SFAC 7"). SFAC 7 states that an estimate of fair value should include the price that marketplace participants are able to receive for bearing the uncertainties in cash flows. In situations reliable estimates of market premiums may not be obtainable when utilizing discounted cash flow techniques, SFAC 7 indicates that it is not necessary to consider a market risk premium in the determination of expected cash flows. While the cost of asset retirement obligations associated with post-closure can be estimated, there is not an active market that can be utilized to determine the fair value of these activities. Therefore, the Company believes that it is not possible to develop a methodology to reliably estimate a market risk premium and has excluded a market risk premium from its determination of expected cash flow for landfill asset retirement obligations in accordance with SFAC 7.

           The Company relies on third parties to provide certain materials, supplies and professional services for post-closure activities. Accordingly, the fair market value of these future obligations is based upon quoted and actual prices paid for similar work. The Company's personnel perform the majority of the services required for its post-closure obligations. The Company has added a profit margin onto the cost of such services to better reflect their fair market value as required by SFAS 143.

           The Company's estimates of costs to discharge asset retirement obligations for landfills are developed in today's dollars. The estimated costs are inflated to the expected time of payment and then discounted back to present value. The estimated costs in current dollars were inflated to the expected time of payment using an inflation rate of 2.5%, and the inflated costs were discounted to present value using a credit-adjusted, risk-free discount rate of 4.5%. The credit-adjusted, risk-free rate is based on the risk-free interest rate on obligations of similar maturity and adjusted for the risk associated with investments permitted and typically held in the Company's post-closure escrow accounts discussed below. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities, but subsequently recognized obligations are measured using the revised credit-adjusted, risk-free rate.

          In accordance with SFAS 143, changes due to revision of the estimates of the amount or timing of the original undiscounted cash flows used to record a liability are recognized by increasing or decreasing the carrying amount of the asset retirement obligation liability and the carrying amount of the related asset. In the case of a closed landfill, revisions to the liability are expensed.

           The following table summarizes the actual activity in the Company's asset retirement obligation liabilities for post-closure costs for the years ended December 31, 2004 and 2003 (in $000):

                                         Years Ended December 31,
                                             2004       2003

     Asset retirement obligation
       liability, beginning of year        $10,885    $11,280
     Accretion expense                         445        485
     Obligations settled during
       the period                             (870)      (880)

     Asset retirement obligation
       liability, end of year               10,460     10,885
         Less: Current portion (a)              18         18

         Long-term portion                 $10,442    $10,867

     (a)    Represents  estimated  post-closure  costs  for   Mac
     Landfill.   Funds  for  payment of the  current  portion  of
     Kinsley's Landfill post-closure costs are withdrawn from escrow.

         The Company's estimates of post-closure costs in today's dollars for each of the next five years are: $968,000;
     $918,000; $918,000; $900,000 and $900,000, respectively.

          At December 31, 2004 and 2003, respectively, the Company held $8,261,000 and $8,829,000 in escrow accounts which are to be used to fund post-closure costs at Kinsley's landfill and have been netted against the accrual for presentation in the Company's balance sheet. The escrow for post-closure costs at December 31, 2004 and 2003 consisted of government backed debt securities and the cost of these securities approximated the fair market value. At December 31, 2004, the investments in debt securities mature as follows: $1,041,000 within one year; $4,362,000 1 to 5 years and $2,857,000 6 to 10 years. The escrow funds cannot be utilized for any other purpose, and the balance of funds, if any, remaining after the end of the post-closure period will revert to the State of New Jersey. Prior to the adoption of FAS 143, investment income earned on post-closure escrow funds was not, therefore, reported on the Company's Statement of Operation, but was reported as an increase in the escrow fund with a corresponding increase in the asset retirement obligation liability. For the year ended December 31, 2003, this increase in the asset retirement obligation approximated the amount of the accretion required under FAS 143.

          The Company's accrued post-closure costs by site are as follows (in $000's):

                                                     2004        2003
            Kinsley's landfill
              Accrued costs                       $10,404     $10,812
              Escrowed funds                       (8,261)     (8,829)
              Net                                   2,143       1,983
            Mac landfill                               56          73
                 Total                        $ 2,199     $ 2,056

          The Company intends to annually review its calculations with respect to landfill asset retirement obligations unless there is a significant change in the facts and circumstances related to a landfill during the year, in which case the Company will review its calculations after the significant change has occurred.

     Contingent Environmental Liabilities

           Tang  Realty,  Inc.  ("Tang"),  a  company  owned  and
     controlled by Marvin H. Mahan, (a former director and officer, and former principal shareholder of the Company) and the Company entered into a settlement agreement (the "Tang Agreement") in 1988 regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang (the "Tang Site") pursuant to which the Company assumed all future remediation costs in connection with the Tang Site. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. On November 20, 2001 EPA filed suit against the Company and others seeking reimbursement for $2,900,000 of unallocated remediation costs. The suit was settled during February 2004 (see Note 13 - Legal Proceedings "The Tang Site" for further discussion of this matter).

         The Kin-Buc Landfill, located in Edison, New Jersey, and operated on property both owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"), ceased operations in 1977. The operation and maintenance of remedial measures implemented at the Kin-Buc Landfill continue pursuant to the provisions of Administrative Orders issued by EPA to the Company and other respondents, including SCA Services, Inc. ("SCA"), an affiliate of Waste Management, Inc. ("WMI"). On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill and substantially relieved the Company from certain future obligation with respect to the site. As part of the settlement, SCA agreed to defend and indemnify Transtech, Kin-Buc and another subsidiary, Filcrest Realty, Inc. ("Filcrest") from claims by non-settling non-municipal waste and municipal waste potentially responsible parties in the litigation. SCA will also defend and indemnify the Company from certain liabilities in connection with the remediation of the Kin-Buc Landfill (see Note 13 - Legal Proceedings "The Kin-Buc Landfill"). However, the Company remains a responsible party under the Administrative Orders issued by EPA discussed above, and may continue to incur administrative and legal costs for issues and activities related to the site.

         The construction phase of the remediation efforts at Kin-Buc Landfill subsequent to July 1994 was financed in part with funds provided by SCA and in part with funds provided from persons responsible for the generation, transportation and disposal of wastes at the site pursuant to certain provisions of the Comprehensive Environmental Response,
     Compensation and Liability Act, as amended ("CERCLA").   The
     construction required by EPA pursuant to the Administrative Orders has been substantially completed. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, was estimated at the time of the December 1997 settlement to be in the range of approximately $80 million to $100 million. In conjunction with the remediation, 26 acres of undeveloped land neighboring the site and owned by
     Filcrest   were  utilized  for  the  construction   of   the
     containment system, treatment plant and related facilities. The property had been reflected at nominal value on the Company's financial statements.

          During May 2002, the Company and other respondents to the Administrative Orders were named as defendants to a suit filed by the Office of the United States Attorney in which EPA seeks reimbursement of costs it allegedly incurred and penalties for past construction delays. During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund filed a similar suit against the same respondents, seeking reimbursement of past costs it allegedly incurred with respect to the site and for alleged natural resource damages. During December 2004, the Company entered into a consent decree which, when entered by the Court, will resolve this suit (see Note 13 - Legal Proceedings "The Kin-Buc Landfill" for a discussion of these matters).

          During September 2002, EPA issued a notice of potential liability and of consent decree violations to potentially responsible parties regarding a site located in Carlstadt, New Jersey that has been undergoing remediation. During November 2004, the Company along with certain other potentially responsible parties were named as respondents to an Unilateral Administrative Order issued by EPA. EPA seeks contribution toward the remediation of an area designated Operable Unit 2 estimated to cost $7.5 million and $2.0 million of past oversight and administrative costs. The Company ceased operations of a solvents recovery facility at the site in 1970. See Note 13 - Legal Proceedings "The Carlstadt Site" and "Insurance Claims for Past Remedial Costs" for further discussion of this matter.

          The impact of future events or changes in environmental laws and regulations, which cannot be predicted at this time, could result in material increases in remediation and closure costs related to these sites, possibly in excess of the Company's available financial resources. A significant increase in such costs could have a material adverse effect on the Company's financial position, results of operations and net cash flows. The costs of litigation associated with a site are expensed as incurred.

-----------------------------------------------------------------
Note 10- Stockholders' Equity:

     Stock Option Plans

          The last of the Company's incentive stock option plans expired during 1995, and the last of the options offered under the plan expired, unexercised, during 2003. At December 31, 2002, 797,000 shares of Transtech's common stock were reserved for issuance under the incentive stock option plans that provided for the granting of options to employees at prices equal to the market value of Transtech's common stock on the date of grant, which options were exercisable for a period not to exceed ten years from the date of grant. Non-qualified stock options were available for grant to officers, directors, certain eligible employees and consultants at prices ranging from 50% to 100% of market value at the date of grant and these are also exercisable for a period not to exceed ten years. No options were outstanding at December 31, 2004 and 2003.

         A summary of stock option transactions for 2003 follows:

                                            2003
                                              Weighted
                                               Average
                                              Exercise
                                     Shares     Price
         Outstanding,
           beginning of year          5,000     $0.44
         Granted                         -         -
         Exercised                       -         -
         Expired                     (5,000)       -
         Outstanding,
           end of year                   -         -

         Options exercisable
           at year end                   -

-----------------------------------------------------------------
Note 11 - Employee Benefit Plans:

     Retirement Savings and Profit Sharing Plans

           The   Company  and  its  subsidiaries  have  a  401(k)
     Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of employees' contributions not in excess of 2% of their eligible compensation during 2004 and 2003. The plan provides that the Company's matching and profit sharing contributions may be made in cash, in shares of Company stock, or in cash and invested in shares of Company stock. Contributions to and administrative expenses of the plan paid by the Company for each of the years ended December 31, 2004 and 2003 was approximately $18,000 and $14,000.

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

-----------------------------------------------------------------
Note 12 - Lease Commitments and Rental Income:

          The Company leases office facilities in Piscataway, NJ and Sarasota, Florida, and a vehicle under non-cancelable operating leases. The lease related to the Piscataway office expired February 1, 2005, however renewal terms are under negotiation. The lease related to the Sarasota office expires January 2006. The vehicle lease expires during June 2005. Total rent expense charged to operations for all operating leases was $52,000 and $60,000 for the years ended December 31, 2004 and 2003. Future minimum lease commitments under the operating leases are $10,000 for 2005.

          The Company rents buildings and property, included in assets held for sale, to third parties. The buildings are rented on a month to month basis, and certain real property is subject to a long term lease expiring February 2010. The present base lease payment due under the long-term lease is approximately $21,000 per annum, and adjusted annually for changes in the consumer price index.

-----------------------------------------------------------------
Note 13 - Legal Proceedings:

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

           During March 2001, the Company filed an Offer in Compromise with the Service which requested a reduction in the amount due and permission to pay the reduced obligation in installments. This initial offer was rejected by the Service, and during March 2002 the Company appealed the Service's rejection of its offer. In April 2004 the Company submitted a revised offer and in June 2004 it submitted an amendment to the revised offer (the "Offer"). The Service accepted the Offer by letter dated July 21, 2004 (see Note 7 to the Company's Consolidated Financial Statements).

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

          The Settlement Agreement, consummated in February 2002, was among the Company, the Cooperating PRP Group and certain Underwriters at Lloyd's, London, and certain London Market Insurance Companies (the "London Market Insurers")(the aforementioned parties being referred to hereinafter collectively as the "Parties"). The Settlement Agreement is intended to be, a full and final settlement that releases and terminates all rights, obligations and liabilities of London Market Insurers, the Company and the Cooperating PRP Group with respect to the subject insurance policies.

     The Kin-Buc Landfill

           On December 30, 2004, Transtech together with its two wholly-owned subsidiaries Kin-Buc, Inc. ("Kin-Buc") and Filcrest Realty, Inc. ("Filcrest") executed consent decrees which, when entered by the U.S. District Court for the
     District of New Jersey (the "Court"), will resolve the claims brought against the Company and others by EPA, the New Jersey Department of Environmental Protection and New
     Jersey Spill Compensation Fund as set forth in the consolidated cases of United States of America; New Jersey Department of Environmental Protection; and Acting Administrator, New Jersey Spill Compensation Fund v. Chemical Waste Management, Inc.; Earthline Company; Filcrest Realty, Inc.; Anthony Gaess; Inmar Associates, Inc.; Kin-Buc, Inc.; SCA Services, Inc.; SCA Services of Passaic, Inc.; Transtech Industries, Inc.; Waste Management, Inc.; and Wastequid, Inc., Civil Action No. 02-2077 (the "Lawsuit"), regarding the Kin-Buc Landfill.

           The Kin-Buc Landfill and certain neighboring property, including parcels owned by Filcrest and other third parties, are undergoing remediation pursuant to Administrative Orders issued by EPA in September 1990 and November 1992 (the "Orders") to the Company, and other responsible parties, including Inmar Associates, Inc. ("Inmar") and affiliates of Waste Management, Inc. ("WMI"). Inmar is controlled by Marvin H. Mahan, a former principle shareholder and former officer and director of the Company, and leased real property upon which the landfill is situated to the Company.

           During May, 2002 the U. S. Department of Justice, on behalf of EPA filed a suit entitled United States of America vs. Chemical Waste Management, Inc, et al, in the US District Court for the District of New Jersey (Case No. 02-2077 (DMC)). The named defendants were Transtech, Kin-Buc and Filcrest, Inmar WMI and affiliates of WMI specifically Chemical Waste Management, Inc., Earthline Company, Anthony Gaess, SCA Services, Inc., SCA Services of Passaic, Inc., Waste Management Holdings, Inc. and Wastequid, Inc. (WMI and its affiliates collectively referred herein as the "WMI Group"). EPA sought payment of past response costs, $3 million as of July 1999, allegedly incurred with respect to the Kin-Buc Landfill. In addition, EPA sought penalties for delays allegedly experienced in completing the remediation pursuant to the Orders. The amount EPA sought for penalties was not specified in the complaint, however subsequent correspondence with EPA provided revised claim amounts. The claim for unreimbursed past response costs increased to approximately $4.2 million, and the claim for penalties totaled $18.1 million. Both amounts were also subject to
     interest.   The  suit  was  stayed pending  the  outcome  of
     mediation.

           During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund (together referred herein as the "NJ Agencies") filed a similar suit against the same respondents, entitled New Jersey Department of Environmental Protection, and Acting Administrator, New Jersey Spill Compensation Fund v. Chemical Waste Management, Inc. et. al. in the United States District Court, District of New Jersey (Case No. 02CV 4610
     (DMC)), that sought reimbursement of unspecified past costs allegedly incurred with respect to the Kin-Buc Landfill and for unspecified alleged natural resource damages. The suit was consolidated with the EPA suit discussed above and was stayed pending the outcome of mediation.

           The WMI Group had, inter alia, agreed to indemnify the Company against EPA and New Jersey Agencies claims for past response costs and natural resource damages pursuant to the terms of a 1997 Settlement Agreement (discussed below). However, the terms of the 1997 Settlement Agreement did not provide the Company with complete indemnification against the penalties sought by EPA in this action.

           The documents executed by the Company on December 30, 2004 were (i) a Consent Decree among the Company, Inmar, the WMI Group, the U.S. Department of Justice and EPA (the "Federal Consent Decree"), (ii) a contract (the "CLF Contract") between the Company and the Clean Land Fund ("CLF"), a third party non-profit organization, (iii) deeds transferring title (the "Deeds") to real property owned by Kin-Buc and certain real property owned by Filcrest (such
     Kin-Buc and Filcrest property referred herein as the "Subject Property") to CLF, (iv) conservation easements (the "Conservation Easements") granted by Kin-Buc and Filcrest with respect to the Subject Property to CLF, and (v) a Consent Decree among the Company, Inmar, the WMI Group and the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund (the "State Consent Decree").

           The Federal Consent Decree resolved the claims of EPA as alleged in the lawsuit. EPA agreed to accept a $2,625,000 cash payment, plus interest from November 8, 2004, from the WMI Group in satisfaction of EPA's claims for past response costs against all defendants. EPA agreed to resolve its claim for penalties in exchange for a cash payment of $100,000, plus interest from November 8, 2004, of which approximately $35,000 was paid by the Company, plus additional consideration consisting of (a) the implementation by the Company of an Open Space Preservation Project through the granting of the Conservation Easements on the Subject Property to CLF, thereby preserving the Subject Property as open space in perpetuity, and through the execution of the Deeds thereby transferring title of the Subject Property to CLF, (b) the commitment by the Company, through CLF as its agent, to develop and implement a Wetlands Restoration and Land Management Project, described below, for parcels of the Subject Property together with, if possible, certain neighboring properties owned or leased by third parties all in accordance with the Federal Consent Decree, and (c) an initial payment of $108,000 to CLF to fund its work related to (a) and (b) above, of which the Company paid $68,000, pursuant to the CLF Contract. An additional $15,000 shall be paid to CLF, $5,000 of which shall be paid by the Company, if certain events transpire.

            The Subject Property consists of one parcel of approximately 25 acres owned by Kin-Buc upon which a portion of the Kin-Buc Landfill is situated and parcels totaling approximately 74 acres of predominately wetlands in the vicinity of the Kin-Buc Landfill owned by Filcrest. The Kin-
     Buc   parcel  and  certain  of  the  Filcrest  parcels   are
     undergoing   remediation  pursuant  to  the   Orders.    The
     Company's investment in the Subject Property was written-off for book and tax purposes during the 1980's.

          The Wetlands Restoration and Land Management Project is to be accomplished through the implementation of an Open Space Land Management Plan, Wetlands Restoration Plan, an Initial Financing Plan and Final Financing Plan (collectively referred herein as the "Plans") that are to be developed and implemented by CLF pursuant to the CLF Contract and in accordance with the Federal Consent Decree. The objective of the Plans is to identify, restore, maintain and make self-sustaining all historic and current wetlands on certain parcels of the Subject Property, and to the extent possible, certain neighboring property held or leased by third parties, and ensure that such properties are preserved in perpetuity as open space and managed in accordance with the terms of the Federal Consent Decree.

           The EPA may impose financial penalties on the Company if the Company or CLF should fail to adhere to the terms and conditions of the Federal Consent Decree. A $100,000 penalty may be imposed under certain circumstances if the CLF Contract is abandoned by the Company. If CLF is unwilling or unable to fulfill the CLF Contract, the Company must make its best effort to find a suitable replacement and obtain EPA approval of such replacement. Other violations may each be subject to a penalty of $500 per day. The Company and CLF may be substantially relieved from the development and implementation of the Plans if either (i) EPA determines the Plans cannot be completed in accordance with the terms of the Federal Consent Decree, or (ii) the U.S. Army Corp of Engineers should proceed with the pending wetlands restoration project submitted to them by CLF for properties in the area including the Subject Property.

           The State Consent Decree addresses the claims of the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund (the "NJ Agencies"). The NJ Agencies agreed to resolve their claims against the defendants in exchange for a cash payment of $110,000 from the WMI Group and the commitment of the WMI Group to perform wetlands restoration on certain property in the vicinity of the Kin-Buc Landfill, including certain parcels of the Subject Property.

          The Federal Consent Decree and the State Consent Decree have been signed by the appropriate officials within those agencies. The Federal Consent Decree was lodged with the Court on March 30, 2005 for not less than thirty-days for public notice and comment. EPA may or may not elect to amend or withdraw its Consent Decree at the conclusion of the public review. If not amended or withdrawn, the Federal Consent Decree would be submitted to the Court for approval and entry after the period for public notice expires. There is no lodging requirement for the State Consent Decree.

          As previously reported, in 1990, Transtech, Kin-Buc and Filcrest commenced a suit in the United States District Court for the District of New Jersey entitled Transtech Industries, Inc. et al. v. A&Z Septic Clean et al. (the "Kin-Buc Cost Recovery Action") against non-municipal generators and transporters of hazardous waste disposed of at the Kin-Buc Landfill (the "PRPs") for contribution towards the cost of remediating the Kin-Buc Landfill. On December 23, 1997, the Company entered into four agreements which settled this suit, earlier suits and derivative lawsuits all related to the allocation of costs of remediation. One of the December 23, 1997 agreements provided SCA's Parties commitment to
     defend   and  indemnify  the  Company  from  certain  future
     liability for and in connection with the remediation of the site.

           Pursuant  to indemnification provisions  of  the  1997
     Agreement the SCA and certain related parties (the "SCA Parties") are to defend and indemnify the Company from and against (i) all claims, demands and causes of action which have been made or brought, or hereafter may be made or brought, by the EPA or any other federal, state or local governmental or regulatory agency, against the Company, and
     (ii) all liability, loss, cost and expense (including reasonable attorneys' fees) which may be suffered or incurred by the Company, which, in the case of (i) and (ii) above, arise from (y) the Orders (except for fines or penalties levied or imposed against the Company for or on account of any of the Company' actions or omissions on or before the effective date of the 1997 Agreement), or (z) any other orders or directives, and environmental or other applicable laws, regulations or ordinances, which are directed against or relate to the Kin-Buc Landfill or any portion thereof, operations at the Kin-Buc Landfill, the remediation of the Kin-Buc Landfill (except for the fines and penalties identified in (y) above), environmental conditions at the Kin-Buc Landfill or conditions resulting from releases from the Kin-Buc Landfill. The SCA Parties are not obligated to reimburse the Company for (i) response costs paid by the Company, on or before the effective date of the 1997 Agreement, or (ii) attorney's fees, disbursements or other costs and expenses arising from the Company's prosecution, defense or settlement of the Kin-Buc Cost Recovery Action or the derivative suits paid or incurred by the Company, on or before the effective date of the 1997 Agreement.

           The SCA Parties shall also defend and indemnify the Company from and against all claims, demands and causes of action (including toxic tort and similar claims and causes of action), and all liability, loss, cost and expense (including reasonable attorneys' fees), which have been, or hereafter may be made, brought, suffered or incurred by the Company arising from environmental conditions at, or related to, the Kin-Buc Landfill or any portion thereof, or the remediation and maintenance of the Kin-Buc Landfill. Nothing contained herein shall be deemed to obligate the SCA Parties to reimburse the Company for (i) response costs paid by the Company on or before the effective date of the 1997 Agreement, or (ii) attorney's fees, disbursements or other costs and expenses arising from the Company' prosecution, defense or settlement of the Kin-Buc Cost Recovery Action or the derivative suits paid or incurred by the Company on or before the effective date of the 1997 Agreement.

           The  term  Kin-Buc  Landfill is defined  in  the  1997
     Agreement as the Kin-Buc Landfill together with any real property located outside the boundaries of the Kin-Buc Landfill into which hazardous substances or contaminants may have migrated or threatened to migrate from the Kin-Buc Landfill or to which hazardous substances or contaminants deposited in the Kin-Buc Landfill finally came to rest or on which hazardous substances or contaminants were deposited from the operation of the Kin-Buc Landfill.

          The Company remains a responsible party under the aforementioned Administrative Orders issued by EPA, and continues to incur administrative and legal costs complying with such Administrative Orders.

          In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed above, the Company agreed to allow SCA to claim against a portion of the proceeds, arising from its lawsuit against its excess insurance carriers, discussed above. The maximum amount which could be found to be payable to SCA from the Lloyds Suit settlement proceeds, $3.5 million, was placed directly into escrow until the amount of such obligation is determined in accordance with the terms of the 1997 settlement. A calculation of the amount due pursuant to the 1997 Agreement was presented to SCA during March 2002. SCA subsequently notified the Company of its objection to values utilized in that calculation, contending it was owed $3.5 million. Unable to resolve the disputed issues, during August 2002 the Company and SCA submitted the dispute regarding the amount due to binding arbitration for resolution in accordance with the terms of the 1997 Agreement. On February 6, 2004 the arbitrator issued the final of three rulings, finding in favor of SCA awarding it $3.5 million.

                The Company commenced two separate actions during
     February 2004 in an attempt to either vacate or modify the arbitrator's award. The first action entailed the filing of a civil complaint in the United States District Court for the District of New Jersey, entitled Transtech Industries, Inc. v. SC Holdings, Inc.. SC Holdings, Inc. is the alleged corporate successor to SCA. The second action was the filing of a motion under an existing case in the United
     States District Court for the District of New Jersey entitled Transtech Industries, Inc., et al. vs. A&Z Septic Clean, et al. (Civil Action No. 2-90-2578(HAA)) under which claims related to the 1997 Agreement had been addressed. On February 17, 2004 SC Holdings, Inc. filed a complaint against the Company in the Supreme Court of New Jersey, Law Division, Middlesex County entitled SC Holdings, Inc. f/k/a SCA Services, Inc. v. Transtech Industries, Inc. (Docket No. L-1214-04). SCA sought the Court's confirmation of the arbitrator's award and a judgment in favor of SCA of $3.5 million. During April 2004, the Company and SC Holdings, Inc. agreed to be bound by the decisions and final unappealable orders rendered in the existing United States District Court case (Civil Action No. 2-90-2578(HAA)). Accordingly, SC Holdings, Inc. agreed to dismiss the suit initiated in Middlesex County and the Company agreed to dismiss the suit initiated with the United States District Court against SC Holdings, Inc.

                    No ruling has been issued with respect to the ongoing proceeding and the $3.5 million remains in escrow. The Company cannot predict the outcome of the action; i.e. if the action will successfully affect the arbitrator's award. The Company will recognize income equal to the amount of the escrow remaining after payment of amounts due SCA in the period such funds are released from escrow.

     The Carlstadt Site

          Transtech was one of 43 respondents to a September 1990 Administrative Order of EPA concerning the implementation of interim environmental remediation measures at a site in Carlstadt, New Jersey owned by Inmar and operated by Transtech as a solvents recovery plant for approximately five years ending in 1970. The site is known as the Scientific Chemical Processing ("SCP") Carlstadt Superfund Site.

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

          In September 1995, the Court approved a settlement of the AT&T Suit among Transtech, Inmar, Marvin H. Mahan, the AT&T Group and other generators and transporters of waste handled at the Carlstadt site who had contributed to the costs of the remediation of the site. Pursuant to such settlement, Transtech, Inmar and Marvin H. Mahan agreed to
     (i) pay $4.1 million of proceeds from settlements with primary insurers of a coverage action brought by the Company and Inmar against their primary and excess insurers, (ii) pay an additional $145,000 ($72,500 from Transtech and $72,500 from Inmar and Marvin H. Mahan), and (iii) assign their Carlstadt site-related insurance claims against excess insurers (see "Insurance Claims for Past Remediation Costs" above) in exchange for a complete release from these parties of all liability arising from or on account of environmental contamination at the Carlstadt site and the parties' remediation of the same. The payments described above were made into accounts established by the AT&T Group.

          Notwithstanding the September 1995 settlement, the Company may have liability in connection with the site to EPA for its costs of overseeing the remediation of the site, and to parties who had not contributed to the remediation at the time the settlement was approved but who may later choose to do so.

          During September 2002, EPA issued a notice of potential liability and of consent decree violations to potentially responsible parties regarding the Carlstadt site. On November 12, 2004 an Unilateral Administrative Order (the "UAO") was issued by EPA naming fifteen companies, including the Company, as respondents. The UAO requires the respondents to "make best efforts to cooperate and coordinate with Settling Defendants" who are in the process of implementing the response actions required under the UAO. The Settling Defendants is a group of 69 PRPs that have entered into a Consent Decree that requires the implementation of the same response actions as the UAO. The response actions include the design and implementation of the remedy selected for the second operable unit ("OU2") at the site, reimburse the United States for certain past costs allegedly incurred at the site, and make payment of certain future response costs that may be incurred in connection with the implementation of the OU2 remedy. The "best efforts to cooperate and coordinate with Settling Defendants" includes the requirement to negotiate with the Settling Defendants as either to the amount of work required under the UAO the Company will be willing to assume or the amount of the cash contribution the Company is willing to make toward the implementation of the UAO. The EPA estimated the present value of the selected remedy is $7.5 million which includes capital cost of $4.7 million plus annual O&M costs of $180,000 per annum.

           The Company has requested a complete and detailed accounting of the actual total expenditures for the remediation work completed at the Carlstadt site from either the AT&T Group or EPA. The AT&T Group has relayed that in aggregate, $15 million has been expended in regard to the site. The Company, as stated above, together with the property owner, Inmar Associates, Inc., had previously contributed $145,000 cash and $4.1 million of proceeds from the settlement with primary insurance carriers in 1995, an additional $12.0 million from the Company's 2001 settlement with its excess insurance carriers and pledged an additional $250,000 from the claims being pursued against the insolvent excess carriers, toward the remediation of the site. Such contributions total $16.4 million, plus interest earned, which the Company believes should more than satisfy its fair share due for the site. The Company has informed EPA of its intent to comply with the UAO and commence communications with the Settling Defendants' representative.

     The Tang Site

          During November, 2001 the United States Department of Justice ("DOJ") on behalf of the United States Environmental Protection Agency ("EPA"), filed suit against Transtech Industries, Inc. (the "Company"), entitled United States of America v. Transtech Industries, Inc., in the United States District Court, District of New Jersey (Case No. 01-5398
     (WGB)), regarding a site owned by Tang Realty, Inc. ("Tang") located in Piscataway, New Jersey (the "Site"). EPA asserted claims under Section 107 of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") for the recovery of certain response costs associated with the site of $2.9 million (the "Response Costs"). EPA alleged that the Company is the corporate successor to the former operator at the Site, Chemsol, Inc., and had continued Chemsol's operations at the Site. The Company contested the allegations regarding successorship, and the extent of operations it may have conducted at the Site. Tang is a corporation controlled by Marvin H. Mahan, a former director and officer, and former principal shareholder of the Company. Mr. Mahan also controlled Chemsol, Inc. Tang and Mr. Mahan were named as defendants in a suit brought by EPA in 2000 seeking contribution toward such unallocated remediation costs. Both suits were
     consolidated  and  then  stayed  pending  the   outcome   of
     settlement discussions.

           On March 2, 2004, a Consent Decree between the plaintiff United States and defendants Mr. Mahan, Tang and the Company (collectively referred to as "the Defendants") was lodged with the Court for 30 days, pending solicitation of public notice and comment. On March 11, 2004, notice of the settlement was published in the Federal Register at Volume 69, Number 48, p. 11650. The 30 day public comment period expired, and no comments were received. Accordingly, on April 21, 2004, the Court entered the Consent Decree as a final order. The Consent Decree resolves the United States' claims against the Defendants for the Response Costs alleged in the captioned suit. The Defendants did not admit any liability with respect to the transactions or occurrences alleged in the complaints filed against them. In addition, the Company specifically did not admit the allegations that it is a former operator at the Site and/or the corporate successor to Chemsol, Inc.

            The Defendants agreed to pay $150,000 toward reimbursement of the Response Costs within 15 days of entry of the Consent Order by the Court. The Company agreed to contribute $100,000 toward such reimbursement; Mr. Mahan and Tang will contribute the remaining $50,000. Mr. Mahan and Tang also agreed to market and sell the real property owned by them upon which the Site is situated, and certain lots adjourning the Site, to an EPA approved entity, and to convey the net sales proceeds from such sale(s) to EPA for application toward the Response Costs. Net sales proceeds have been defined as gross proceeds from the sale less applicable income and other taxes due from the sale, and any real estate taxes owed on the property. Mr. Mahan and Tang also agreed to establish an escrow account in the amount of $50,000 to fund the expenses incurred for the marketing and transfer of all of the property. Any balance remaining in the escrow upon completion of the sale of all of the property will be applied to the Response Costs. In exchange, EPA agreed not to sue or take administrative action against the Defendants pursuant to Sections 106 and 107(a) of CERCLA with respect to the Site, once the obligations of the Defendants stipulated in the Consent Decree are satisfied.

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

          The uncertainty of the outcome of the aforementioned litigation and the impact of future events or changes in environmental laws or regulations, which cannot be predicted at this time, could result in reduced liquidity, increased remediation and post-closure costs, and other potential liabilities. A significant increase in such costs could have a material adverse effect on the Company's financial position, results of operations and net cash flows. The Company may ultimately incur costs and liabilities in excess of its available financial resources.

-----------------------------------------------------------------
Note 14 - Segment Information:

       The Company's continuing operations are grouped into three segments: (a) operations which generate electricity from recovered methane gas, (b) operations which perform maintenance, remediation and related services on landfill sites, and (c) corporate and other. Corporate and other includes selling, general and administrative expenses not specifically allocable to the other segments. Corporate assets are represented primarily by cash and cash equivalents, marketable securities and real estate held for investment and sale.

         (In $000's)              Electricity  Environmental Corporate
                                  Generation     Services    and Other

         2004
           Gross operating revenues $   359      $   962      $    -
           Intercompany revenues(a) $    -       $  (962)     $    -
           Net operating revenues   $   359           -            -
           Depreciation expense     $     9      $    26      $    10
           Income (loss)
             from operations        $   176      $    22      $(1,559)
           Capital expenditures     $    -       $    30      $     2
           Identifiable assets      $   106      $   674      $ 5,951

         2003
           Gross operating revenues $   228      $   961      $    -
           Intercompany revenues(a) $    -       $  (891)     $    -
           Net operating revenues   $   228      $    70      $    -
           Depreciation expense     $     9      $    26      $     8
           Income (loss)
             from operations        $    24      $   (68)     $(1,300)
           Capital expenditures     $    19      $    22      $    46
           Identifiable assets      $    96      $ 2,067      $ 5,885

         (a) Intercompany revenues reflect intercompany sales within the environmental services segment.

          During the years ended December 31, 2004 and 2003 one and four customer(s), respectively, of the Company accounted for 100% of the Company's consolidated operating revenues from third parties.

----------------------------------------------------------------
Note 15 - Related Party Transactions:

           The Company has provided Marvin H. Mahan, a former officer and director, and former principal shareholder of the Company, and the father of three of the Company's principal  shareholders,  dental  insurance,  and  fuel  and service for an automobile since his retirement from the Company. Such expenses totalled approximately $2,000 for each of the years ended December 31, 2004 and 2003.

          In October 1998, the Company, entered into an agreement with Inmar, Marvin H. Mahan and Tang (collectively, the "Mahan Interests") which resolved outstanding disputes and assigned to the Company all rights of the Mahan Interests, and certain other insured entities affiliated with the Mahan Interests, as insureds and claimants under the excess insurance policies, including those policies which are now the subject of litigation initiated by the Company (see Note 13 - Legal Proceedings).

          As of December 31, 2004 and 2003 the Company accounts included a receivable of $21,000 for unreimbursed sundry expenses paid on behalf of the Company's President and Chairman of the Board, and his affiliates.

Transtech Industries, Inc.
Report of Independent Registered Public Accounting Firm

----------------------------------------------------------------
To the Stockholders and the Board of Directors
Transtech Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2 and 13 to the consolidated financial statements, the Company has experienced recurring operating losses and has potentially significant ongoing environmental litigation. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                               BRIGGS, BUNTING AND DOUGHERTY, LLP

Philadelphia, Pennsylvania
March 31, 2005

Market for Common Equity

      The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 2003 through December 31, 2004. The high and low bid price information has been obtained from Prophet.Net.

      2004           High   Low      2003         High    Low
  1st  quarter    $.1000  $.0500   1st  quarter $.0400  $.0150
  2nd  quarter     .1200   .0700   2nd  quarter  .0400   .0300
  3rd  quarter     .0750   .0220   3rd  quarter  .0400   .0110
  4th  quarter     .0700   .0320   4th  quarter  .1400   .0170

     The above quotations represent prices between dealers and do
not  include retail markups, markdowns or commissions.   They  do
not represent actual transactions.

      The number of holders of record of the Common Stock of the Company at December 31, 2004 was 266.

     The Company paid no dividends in either stock or cash during 2004 or 2003 and does not presently anticipate paying dividends in the foreseeable future.

     There have been no securities sold by the Company within the past three years without registering the securities under the Securities Act of 1933, as amended.

      There have been no repurchases made by the Company required to be disclosed by Item 703 of Regulation S-B.

Securities  Authorized  for  Issuance Under  Equity  Compensation
Plans

      The following table sets forth as of December 31, 2004 the number of shares of the Company's common stock, the Company's only class of equity securities, issuable upon exercise of outstanding options, warrants and other rights, the weighted average exercise price of such options, warrants and other rights and the number of shares of common stock available for future issuance pursuant to all "equity compensation plans" relating to our common stock. Equity compensation plans include those approved by our shareholders, as well as those not approved by our shareholders, including individual compensation arrangements with one or more of our officers or directors.


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