Form 10KSB/A, Exhibit 13
period 2004-12-31
TRANSTECH INDUSTRIES INC
filed 2005-08-25
CIK 87799

Exhibit 13.  Annual Report to Stockholders.




                   TRANSTECH INDUSTRIES, INC.

                         ANNUAL REPORT

                              2004



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



Transtech Industries, Inc.
President's Letter



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


                                   Sincerely,


                                   Robert V. Silva

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations
Selected Financial Data
(In $000's, except per share data)



Years ended December 31,                             2004         2003
Operating Revenues
   Environmental services                           $   962    $   961
   Electricity generation                               359        228
   Subtotal                                           1,321      1,189
   Less intercompany sales                            (962)       (891)
     Net operating revenues                         $   359    $   298
Cost of Operations
   Direct operating costs                               183        231
   Selling, general and
     administrative expenses                          1,537      1,411
   Accretion expense                                    445        485
     Total cost of operations                         2,165      2,127
Operating Income (Loss)                             (1,806)     (1,829)
Other Income (Expense)
   Investment income                                     49        122
   Interest expense                                     (4)         (5)
   Interest expense related to accrued
     income taxes                                     (129)       (317)
   Investment income on restricted
     escrow accounts                                    285        485
   Rental income                                        101         64
   Gain (loss) on sale of marketable
     securities                                         (2)         (5)
   Gain from insurance claims                            86          -
   Gain from reduction of tax liability               2,332          -
   Miscellaneous income (loss)                            3         (32)
     Total other income                               2,721         312
Income (Loss) Before Income Tax Expense                 915      (1,517)
(Benefit)
Income tax expense (Benefit)                          (418)        (522)
Net Income (Loss)                                   $ 1,333     $  (995)
Basic Net Income (Loss) Per Common Share              $ .45      $ (.33)
Weighted Average Common Shares                    2,979,190    2,979,190
Outstanding

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations, cont'd
Selected Financial Data
(In $000's, except per share data)



Years ended December 31,                         2004         2003
Assets
  Current Assets                                $ 5,563     $ 6,929
  Long-Term Assets                                9,164       9,772
  Total Assets                                  $14,727     $16,701
Liabilities                                     $ 2,032     $ 6,169
  Current Liabilities
  Long-Term Liabilities                          10,603       9,771
  Total Liabilities                              12,635      15,940
Stockholders' Equity                              2,092         761
Total Liabilities & Stockholders' Equity        $14,727     $16,701


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

      The Company and certain subsidiaries previously participated in the resource recovery and waste management industries. These activities included the hauling of wastes, and the operation of three landfills and a solvents recovery facility. The last of these operations ceased in 1987, but the Company continues to own and/or remediate the landfills and has both incurred and accrued for the substantial costs associated therewith. As of December 31, 2004 the Company's accrual for post-closure costs, net of restricted escrow accounts dedicated to the funding of such post-closure costs, was approximately $1.9 million.

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

Operating Loss

     The Company's consolidated operating loss for the year ended December 31, 2004 increased to $1,806,000 from a loss of $1,829,000 reported for the prior year.

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

      Working capital was $3,531,000 and $760,000 for the years ended December 31, 2004 and 2003, respectively, and the ratio of current assets to current liabilities was 2.7 to 1 as of December 31, 2004 and 1.1 to 1 as of December 31, 2003.

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

Post-Closure Costs

      As of December 31, 2004, the Company has accrued $10.2 million for its estimated share of post-closure costs related to two of the Company's former landfill operations; the Kinsley's Landfill and Mac Landfill. Approximately $8.3 million is held in escrow for the post-closure activities of the Kinsley's Landfill (see Note 9 to the Company's Consolidated Financial Statements).

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

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)


December 31,                                       2004         2003
                               Assets
Current Assets
  Cash and cash equivalents                    $ 1,038    $ 4,322
  Marketable securities                          1,993        971
  Accounts receivable - trade
    (net of allowance for doubtful
    accounts of $56 and $58, respectively)         344        330
  Refundable income taxes                        1,111         80
  Deferred tax asset                                -          45
  Restricted escrow accounts for post-
closure costs                                    1,017        992
  Prepaid expenses and other                        60        189
  Total current assets                           5,563      6,929
Property, Plant and Equipment
  Land                                           1,067      1,067
  Buildings and improvements                       125        125
  Machinery and equipment                        3,085      3,085
    Total gross assets                           4,277      4,277
  Less accumulated depreciation                  2,916      2,900
    Net property, plant and equipment            1,361      1,377
Other Assets
  Escrowed funds from sale of subsidiary           123        123
  Restricted escrow accounts for post-closure
costs                                            7,244      7,837
  Assets held for sale                             190        190
  Other                                            246        245
    Total other assets                           7,803      8,395
  Total Assets                                 $14,727    $16,701



      See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's)


December 31,                                            2004       2003
                  Liabilities and Stockholders' Equity
Current Liabilities
 Current portion of long-term debt              $     20       $     15
 Accounts payable                                    181            240
 Income taxes payable                                219             -
 Accrued income taxes and related interest            48          4,063
 Accrued professional fees                           372            529
 Accrued miscellaneous liabilities                   175            330
 Current portion of post-closure costs             1,017            992
   Total current liabilities                       2,032          6,169
Long-Term Liabilities
 Long-term debt                                       55             54
 Income taxes payable                              1,370             -
 Accrued post-closure costs                        9,178          9,717
   Total long term liabilities                    10,603          9,771
Stockholders' Equity
 Common stock, $.50 par value,                     2,432          2,432
   10,000,000 shares authorized:
   4,864,940 shares issued
 Additional paid-in capital                        1,450          1,450
 Retained earnings                                 9,219          7,886
 Accumulated other comprehensive income                5              7
   Sub-Total                                      13,106         11,775
 Treasury stock, at cost - 1,885,750 shares      (11,014)       (11,014)
   Total stockholders' equity                      2,092            761
Total Liabilities and
   Stockholders' Equity                         $ 14,727      $ 16,701



      See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)


Years ended December 31,                               2004        2003
Net Operating Revenues                             $   359      $   298
Cost of Operations
   Direct operating costs                              183          231
   Selling, general and
     administrative expenses                         1,537        1,411
   Accretion expense                                   445          485
     Total cost of operations                        2,165        2,127
Operating Income (Loss)                             (1,806)      (1,829)
Other Income (Expense)
   Investment income                                    49          122
   Interest expense                                     (4)          (5)
   Interest expense related to accrued
     income taxes                                     (129)        (317)

   Investment income on landfill
     escrow accounts                                   285          485
   Rental income                                       101           64
   Gain (loss) on sale of marketable
     Securities                                        (2)           (5)
   Gain from insurance claims                          86            -
   Gain from reduction of tax liability             2,332            -
   Miscellaneous income (loss)                          3           (32)
     Total other income                             2,721           312
Income (Loss) Before Income Tax Expense (Benefit)     915        (1,517)
Income Tax Expense (Benefit)                         (418)         (522)
Net Income (loss)                                 $ 1,333       $  (995)
Basic Net Income (Loss) Per Common Share          $   .45       $  (.33)
Weighted Average Common Shares Outstanding       2,979,190     2,979,190



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



      See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)

Years ended December 31,                                2004      2003
Increase (Decrease) in Cash
  and Cash Equivalents
Cash Flows from Operating Activities:
   Cash received from customers                      $   347     $   397
   Cash paid to suppliers and
     Employees                                        (2,004)     (2,044)
   Interest and dividends received                        49         121
   Other income received                                 103          68
   Interest paid                                          (4)         (5)
   Income tax paid (net of refunds)                     (787)     (1,690)
   Payment of landfill post-closure costs, net of
     proceeds from escrow of $853,000 and
     $867,000 respectively                               (17)        (13)
     Net cash provided by (used in)
       operating activities                           (2,313)     (3,166)
Cash Flows from Investing Activities:
   Proceeds from sale of marketable
     Securities                                        4,056       4,348
   Purchase of marketable securities                  (5,085)       (591)
   Issuance of note receivable                           (12)         -
   Payments on note receivable                             5          -
   Proceeds from sale of property, plant
     and equipment                                         5           3
   Proceeds from insurance claims                         86          -
   Purchase of property, plant
     and equipment                                       (32)        (87)
     Net cash provided by (used in)
       investing activities                             (977)      3,673
Cash Flows from Financing Activities:
   Proceeds from equipment financing                      28          46
   Principal payments on
     equipment financing                                 (22)        (10)
     Net cash provided by (used in)
       financing activities                                6          36
Net increase (decrease) in cash
  and cash equivalents                                (3,284)        543
Cash and cash equivalents at
  beginning of year                                    4,322       3,779
Cash and cash equivalents at
  end of year                                        $ 1,038     $ 4,322

      See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)

Years ended December 31,                            2004       2003
Reconciliation of Net Income (Loss)
  to Net Cash Provided by (Used in)
  Operating Activities:
Net income (loss)                                   $ 1,333    $  (995)
Adjustments to Reconcile Net Income (Loss) to Net
Cash Provided by (Used in) Operating Activities:
  Depreciation and amortization                          46         43
  Provisions for losses on accounts receivable           -          56
  Gain on sale of equipment                              (4)        -
  Accretion expense                                     445        485
  Earnings on landfill escrow accounts                 (285)      (485)
  Loss on sale of marketable securities                   2          5
  Gain from insurance claim                             (86)        -
  Gain from reduction of tax liability               (2,332)        -
  Loss on partnership investment                         -          36
  Deferred income tax provision			 	 45         (4)
(Increase) decrease in assets:
  Accounts receivable, net                              (14)       101
  Refundable income taxes                            (1,031)       (80)
  Prepaid expenses and other                            129       (149)
Increase (decrease) in liabilities:
  Accounts payable and accrued miscellaneous
    Liabilities                                        (293)      (356)
  Accrued income taxes                               (1,683)    (1,810)
  Accrued professional fees                            (157)        -
  Income tax payable                                  1,589         -
  Landfill post-closure costs, net of proceeds
    from escrow of $853,000 and $867,000
    respectively                                        (17)       (13)
  Net Cash Provided by (Used in)
  Operating Activities                              $(2,313)   $(3,166)



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

     Reclassification:

          Certain reclassifications have been made to the 2003 financial statements in order to conform to the presentation followed in preparing the 2004 financial statements. In particular, the Company has reclassified certain assets, liabilities and expenses as required to comply with accounting treatments suggested by the United States Securities and Exchange Commission. The Company has reclassified restricted escrow accounts from an off-set to the related liability for post-closure obligations to separate line items within the assets section of the consolidated balance sheet, eliminated the amounts previously reported as receivable from the restricted escrow accounts and reclassified accretion expense associated with the post-closure cost obligation from non-operating expense to operating expense (see Note 9). The reclassifications do not affect previously reported net income for the year ended December 31,2003.

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

     Restricted Escrow Accounts for Post-Closure Costs:

           Escrowed funds are available to fund the post-closure maintenance costs of one of the Company's landfills. The escrow funds cannot be utilized for any other purpose, and the balance of funds, if any, remaining after the end of the post-closure period will revert to the State of New Jersey. The funds held in the restricted escrow accounts escrow at December 31, 2004 and 2003 were invested in government backed debt securities and the cost of these securities approximated the fair market value. Prior to the adoption of FAS 143, investment income earned on post-closure escrow funds was not, therefore, reported on the Company's Statement of Operation, but was reported as an increase in the escrow fund with a corresponding increase in the asset retirement obligation liability. For the year ended December 31, 2003, this increase in the asset retirement obligation approximated the amount of the accretion required under FAS 143.

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

           The  following  table summarizes the balance sheet  impact  of  the
     Company's   initial  adoption  of  SFAS  143  and  landfill  post-closure liabilities as of January 1, 2003 (in $000):
                                 Balance at            Balance at
                                 December 31,          January 1,
                                      2002      Change      2003

     Landfill assets                $    -    $ 11,072  $ 11,072
     Accumulated landfill
       airspace amortization             -     (11,072)  (11,072)
     Net landfill assets                 -          -         -

     Current post-closure
       liabilities                      868         -        868
     Long-term post-closure
       liabilities                   10,204         -     10,204

     Total post-closure
       liabilities                  $11,072   $     -   $ 11,072

         See Note 9 for further discussion of the Company's post-closure costs, SFAS 143 and restricted escrow accounts.

     Environmental Matters:

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

          Aggregate maturities of long-term debt for years subsequent to December 31, 2004 are as follows: 2006-$21,000; 2007-$19,000; 2008 -
     $11,000 and 2009 - $4,000.


Note 9 - Post-closure Costs, Restricted Escrow Accounts and Contingent Environmental Liabilities:

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

           The following table summarizes the actual activity in the Company's asset retirement obligation liabilities for post-closure costs for the years ended December 31, 2004 and 2003 (in $000):

                                         Years Ended December 31,
                                             2004       2003

     Asset retirement obligation
       liability, beginning of year        $10,709    $11,072
     Accretion expense                         445        485
     Obligations settled during
       the period                             (959)      (848)

     Asset retirement obligation
       liability, end of year               10,195     10,709
         Less: Current portion               1,017        992
         Long-term portion                 $ 9,178    $ 9,717

          The amount reported as current portion represents an estimate of the cost to be incurred during the subsequent twelve months. The Company's estimates of post-closure costs in today's dollars for each of the next five years are: $1,017,000; $946,000; $928,000; $892,000 and $875,000,
     respectively.

         The Company's total and current portion of accrued post-closure costs by site are as follows (in $000's):

                                                 2004       2003

            Kinsley's landfill                 $10,139    $10,636
            Mac landfill                            56         73
                 Total                         $10,195    $10,709

            Kinsley's landfill                 $   999    $   974
            Mac landfill                            18         18
                 Current portion               $ 1,017    $   992

          The Company intends to annually review its calculations with respect to landfill asset retirement obligations unless there is a significant change in the facts and circumstances related to a landfill during the year, in which case the Company will review its calculations after the significant change has occurred.

     Restricted Escrow Accounts for Post-Closure Costs:

          At December 31, 2004 and 2003, respectively, the Company held $8,261,000 and $8,829,000 in restricted escrow accounts which are to be used to fund post-closure costs at Kinsley's landfill. The escrow funds are legally restricted for purposes of settling closure and post-closure costs and were established to provide financial assurance through the deposit of a portion of the tipping fee charged when the landfill was operating. The balance of funds, if any, remaining after the end of the post-closure activities will revert to the State of New Jersey. The funds held in the restricted escrow accounts escrow at December 31, 2004 and 2003 were invested in government backed debt securities and the cost of these securities approximated the fair market value. At December 31, 2004, the investments in debt securities mature as follows: $1,041,000 within one year; $4,362,000 1 to 5 years and $2,857,000 6 to 10 years.

           Funds required for the payment of the current portion of Kinsley's Landfill post-closure costs are withdrawn from the restricted escrow account, therefore the amount of restricted escrow account reported as current is equal to the current portion of post-closure costs related to the Kinsley's Landfill.

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

           The Subject Property consists of one parcel of approximately 25 acres owned by Kin-Buc upon which a portion of the Kin-Buc Landfill is situated and parcels totaling approximately 74 acres of predominately wetlands in the vicinity of the Kin-Buc Landfill owned by Filcrest. The Kin-Buc parcel and certain of the Filcrest parcels are undergoing remediation pursuant to the Orders. The Company's investment in the Subject Property was written-off for book and tax purposes during the 1980's.

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

         (In $000's)              Electricity  Environmental Corporate
                                  Generation     Services    and Other

         2004
           Gross operating revenues $   359      $   962      $    -
           Intercompany revenues(a) $    -       $  (962)     $    -
           Net operating revenues   $   359           -            -
           Depreciation expense     $     9      $    26      $    10
           Income (loss)
             from operations        $   176      $  (423)     $(1,559)
           Capital expenditures     $    -       $    30      $     2
           Identifiable assets      $   106      $   674      $ 5,951

         2003
           Gross operating revenues $   228      $   961      $    -
           Intercompany revenues(a) $    -       $  (891)     $    -
           Net operating revenues   $   228      $    70      $    -
           Depreciation expense     $     9      $    26      $     8
           Income (loss)
             from operations        $    24      $  (553)     $(1,300)
           Capital expenditures     $    19      $    22      $    46
           Identifiable assets      $    96      $ 2,067      $ 5,885

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