Form 10KSB, Exhibit 13
period 2005-12-31
TRANSTECH INDUSTRIES INC
filed 2006-04-03
CIK 87799

Transtech Industries, Inc.
Notes to Consolidated Financial Statements, cont'd

       -----------------------------------------------------------------










Exhibit 13.  Annual Report to Stockholders.
























                   TRANSTECH INDUSTRIES, INC.

                         ANNUAL REPORT

                              2005



---------------------------------------------------------------



COMPANY PROFILE



         Transtech Industries, Inc., through its subsidiaries, provides environmental services and generates electricity for sale to a local utility. The Company's was founded in 1965 and its headquarters are located in Piscataway, New Jersey.




---------------------------------------------------------------



TABLE OF CONTENTS


                                                     Page

   President's Letter                                  3
   Management's Discussion and Analysis of
     Financial Condition                               4
   Consolidated Balance Sheets                        21
   Consolidated Statements of Operations              23
   Consolidated Statements of Stockholders'
     Equity                                           24
   Consolidated Statements of Cash Flows              25
   Notes to Consolidated Financial Statements         27
   Report of Independent Registered Public
     Accounting Firm                                  63
   Report of Former Independent Registered
     Public Accounting Firm                           64
   Market for Common Equity                           65
   Securities Authorized for Issuance Under
      Equity Compensation Plans                       65
   Directory                                          67




---------------------------------------------------------------

Transtech Industries, Inc.
President's Letter

-----------------------------------------------------------------

                                                       March 2006

To Our Stockholders:

      During 2005, your Company took further steps to enhance its turnaround and increase liquidity.

      The Consent Decree executed during December 2004, that resolved issues regarding the Kin-Buc Landfill in Edison Township, became effective after it cleared the public comment period in early 2006. We are working to implement the Open Space plans described in the Consent Decree with the newly elected public officials of the Township.

     During June, July and December, your Company collected over $4.5 million in three separate settlements with non-settling defendants in the 1995 litigation against its excess insurers (Lloyd's Suit). Of that amount, $250 thousand was paid to the PRP Group leading the remediation efforts at the Carlstadt/SCP site.

     The closing of the sale of 60 acres of the property in Deptford Township is anticipated in 2006. The final documentation is being prepared and the $2.1 million proceeds will further enhance liquidity.

      While uncertainties in our future remain, they are definitely less in number.

      During 2006 we will continue to seek to expand the operations of our environmental services subsidiary and return Transtech to a more substantial operating mode.

     As always, I urge you to read the attached report in more detail.



                                   Sincerely,


                                   Robert V. Silva

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations
Selected Financial Data
(In $000's, except per share data)



Years ended December 31,                             2005         2004
Operating Revenues
   Environmental services                           $   870      $   962
   Electricity generation                               451          359
   Subtotal                                           1,321        1,321
   Less intercompany sales                            (870)         (962)
     Net operating revenues                         $   451      $   359
Cost of Operations
   Direct operating costs                               252          183
   Selling, general and
     administrative expenses                          1,363        1,537
   Accretion expense                                   419           445
     Total cost of operations                         2,034        2,165
Operating Loss                                      (1,583)       (1,806)
Other Income (Expense)
   Investment income                                    138           49
   Investment income on restricted
     escrow accounts                                    267          285
   Interest expense                                     (5)           (4)
   Interest expense related to accrued
     income taxes                                        -          (129)
   Rental income                                         79          101
   Loss on sale of marketable securities                 -            (2)
   Gain from insurance claims                         4,514           86
   Gain from reduction of tax liability                  -         2,332
   Miscellaneous income (expense)                     (312)            3
     Total other income                              4,681         2,721
Income Before Income Tax Expense (Benefit)           3,098           915
Income tax expense (Benefit)                         1,126          (418)
Net Income                                          $ 1,972      $ 1,333
Basic Net Income Per Common Share                     $ .66       $  .45
Weighted Average Common Shares                    2,979,190    2,979,190
Outstanding

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations, cont'd
Selected Financial Data
(In $000's, except per share data)



Years ended December 31,                         2005         2004
Assets
  Current Assets                                $ 8,076     $ 5,563
  Long-Term Assets                                8,461       9,164
  Total Assets                                  $16,537     $14,727
Liabilities                                     $ 2,619     $ 2,032
  Current Liabilities
  Long-Term Liabilities                           9,943      10,603
  Total Liabilities                              12,562      12,635
Stockholders' Equity                              3,975       2,092
Total Liabilities & Stockholders' Equity        $16,537     $14,727




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

      Certain reclassifications have been made to the 2004 financial statements in order to conform to the presentation followed in preparing the 2005 financial statements.

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

Results of Operations

Overview

     Transtech Industries, Inc. ("Transtech") was incorporated under the laws of the State of Delaware in 1965. Transtech is a public holding company which manages its investments and 21 subsidiaries (Transtech and its subsidiaries collectively referred to as the "Company"). Two subsidiaries conduct active operations that have been classified into two segments: the performance of environmental services and the generation and sale of electricity utilizing methane gas. The other subsidiaries of the Company are inactive and hold assets consisting primarily of cash and cash equivalents, real property, intercompany receivables and contract rights.

      The Company and certain subsidiaries previously participated in the resource recovery and waste management industries. These activities included the hauling of wastes, and the operation of three landfills and a solvents recovery facility. The last of these operations ceased in 1987, but the Company continues to own and/or remediate the landfills and has both incurred and accrued for the substantial costs associated therewith. As of December 31, 2005 the Company's accrual for post-closure costs, net of restricted escrow accounts dedicated to the funding of such post-closure costs, was approximately $2.1 million.

      The Company has incurred significant professional fees and administrative expenses for litigation related to its past activities in the resource recovery and waste management industries, and against certain excess insurance carriers for reimbursement of past remediation expenditures, as well as litigation before the U.S. Tax Court which concluded during 2000. As of December 31, 2005, the Company owes $1.4 million for federal income tax and interest as a result of the settlement of such litigation in the U.S. Tax Court discussed further below.

     As discussed in detail in this report, the Company has aggressively pursued various alternatives to raise cash to fund its liabilities and expenses. The Company sold its alkali products segment and valve manufacturing operations in 1995 and 1996, respectively and certain property held for sale during 1997 and 1998. More recently, during 2002, the Company consummated an agreement reached in 2001 that settled its claims against certain excess insurance carriers for $13 million, and continued to pursue its claims against other excess insurance carriers which resulted in $4.5 million of proceeds received in 2005.

      The Company continues to pursue its claims against the non-settling excess insurance carriers and the sale of certain property. The Company cannot ascertain whether the timing and the amount of cash generated from the Company's remaining operations and its continuing efforts to sell such assets and otherwise enhance liquidity will be sufficient to discharge the Company's other liabilities and its continuing operating liabilities as they come due (see the discussion of "Liquidity and Capital Resources" below and Note 12 to the Company's Consolidated Financial Statement).

Operating Revenues

      Consolidated net operating revenues were $451,000 for the year ended December 31, 2005, an increase of $92,000 or 26%, compared to $359,000 for the year ended December 31, 2004. Consolidated operating revenues by business segment for each of the four quarters within the years ended December 31, 2005 and 2004 were as follows (in $000):

                                      - Quarter -           Total
2005                         1st     2nd     3rd     4th     Year

  Environmental Svcs.        $207   $222    $223    $218   $  870
  Electricity Generation       96     55     145     155      451
  Subtotal                    303    277     368     373    1,321
  Intercompany               (207)  (222)   (223)   (218)    (870)
  Net Operating
    Revenues                 $ 96   $ 55    $145    $155   $  451

                                      - Quarter -           Total
2004                          1st    2nd     3rd     4th     Year

  Environmental Svcs.        $245    $229   $247    $241   $  962
  Electricity Generation       63      99    100      97      359
  Subtotal                    308     328    347     338    1,321
  Intercompany               (245)   (229)  (247)   (241)    (962)
  Net Operating
    Revenues                 $ 63    $ 99   $100    $ 97   $  359

      The environmental services segment provides construction, remedial and maintenance services at landfills, commercial and industrial sites, and manages methane gas recovery operations. The environmental services segment reported $870,000 of gross operating revenues for 2005(prior to elimination of intercompany sales) compared to $962,000 for 2004. The Company's environmental services segment performs post-closure activities on sites previously operated by the Company's subsidiaries. Revenues associated with such transactions are included in gross operating revenue and eliminated in consolidation. Substantially all of the environmental services segment's revenues for 2005 and 2004, were for such services provided within the consolidated group.

      Gross operating revenue includes costs incurred for work performed on a landfill owned by a Company's subsidiary, the Kinsley's Landfill, that are submitted for reimbursement to restricted escrow accounts established to finance the closure activities at the site (the "Kinsley's Escrows") (see Note 9 to the Company's Consolidated Financial Statements). The Company billed the Kinsley's Escrows approximately $850,000 and $946,000 for services performed during the years ended December 31, 2005 and 2004, respectively. Such amounts are included in the amount of intercompany sales reported above, and eliminated in the calculation of net operating revenue. The Company has received New Jersey Department of Environmental Protection ("NJDEP") approval to begin re-grading areas of the Kinsley's Landfill. The re-grading plan calls for the use of recycled materials to fill and re-contour the areas of the mound having depressions. The cost will be funded by the Kinsley's Escrows, however, the Company intends to utilize recycled materials to the fullest extent possible in order to minimize the impact of the associated costs on the Kinsley's Escrows.

      The Company is continuing its efforts to expand the customer base of the environmental services segment to additional entities beyond the consolidated group. The definition of the scope, commencement and duration of one such opportunity, involving the potential beneficial use of landfill gas generated at a site owned by a third-party, is on-going. There are no assurances such efforts will result in work for the Company.

      Revenues from the segment which generates electricity using methane gas as fuel were approximately $451,000 and $359,000 for the years ended December 31, 2005 and 2004, respectively. The methane gas is a component of the landfill gas generated by the Kinsley's Landfill located in Deptford, New Jersey. The electricity generating facility consists of four trailer mounted diesel/generating units ("Gen-set(s)") each capable of generating approximately 11,000 kWh/day when operating at 85% capacity. Only two of the four Gen-sets are operating; the two non-operating Gen-sets require major repairs. Electricity generated is sold pursuant to a contract with a local utility. The contract with the local utility allows for a continuous interruption in electricity supply for a period of up to twelve months. Revenues are a function of the number of kilowatt hours sold, the rate received per kilowatt hour and capacity payments. The Company sold 6.0 million kWh during the year ended
December 31, 2005 compared to 6.8 million kWh sold in the prior year. The average combined rate received (per Kilowatt and capacity payment) in the current period when compared to the comparable period last year increased 44%. Each of the two operating Gen-sets underwent repairs beyond customary maintenance during the period in 2005. Engineering studies indicate the quantity of gas generated by the landfill is declining but sufficient to continue the operation of the facility for at least 7 years. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more hours dedicated to repair and maintenance than with equipment utilizing traditional fuels.

Cost of Operations

      Consolidated direct operating costs for the year ended December 31, 2005 were $252,000, an increase of $69,000 or 38% when compared to $183,000 reported for 2004. Substantially all costs of operations incurred by the environmental services segment for 2005 and 2004 were for intercompany transactions and, therefore, eliminated in consolidation. The costs incurred by the segment in 2005 remaining after the elimination of intercompany transactions were $3,000. The costs of the electricity generating segment were $249,000 for the year ended December 31, 2005, an increase of $66,000 or 36% when compared to $183,000 reported for 2004. Such increase was primarily attributable to increased equipment operating and repair costs. An additional $13,000 incurred for re-building certain related equipment was capitalized during the year ended December 31, 2005.

      Consolidated selling, general and administrative expenses for the year ended December 31, 2005 were $1,363,000, a decrease of $174,000 or 11% from $1,537,000 reported for the prior year. Components of selling, general and administrative expenses for the years ended December 31, 2005 and 2004 were as follows:

                                        2005            2004
Legal expenses                     $  225,000      $  309,000
Other professional fees               174,000         148,000
Non-operating subsidiary expenses      55,000          60,000
(Gain) loss on sale of equipment        -              (4,000)
All other administrative expenses     909,000       1,024,000
                                   $1,363,000      $1,537,000

      Legal expenses reported for 2005 and 2004 includes approximately $141,000 and $143,000, respectively, of fees for matters related to the Company's landfills or the remediation of sites to which the Company has been named as a PRP or potential PRP. Such fees were primarily attributable to matters related to the Kin-Buc Landfill. The operating costs of the non-operating subsidiaries, consisting primarily of insurance premiums, franchise, corporate and real estate taxes, aggregated approximately $55,000 and $60,000 for the years ended December 31, 2005 and 2004, respectively. The net $115,000 decrease in all other administrative expenses, from $1,024,000 for 2004 to $909,000 for 2005, was primarily due to decreases in insurance costs, and employee compensation related expenses. Professional fees and administrative costs continue to be incurred in support of the Company's ongoing environmental and insurance litigation, business development and asset divestiture efforts (see Liquidity and Capital Resources and see Note 12 to the Company's Consolidated Financial Statements).

     Consolidated accretion expense recognized on the Company's asset retirement obligation for landfill post-closure costs was $419,000 and $445,000 for the years ended December 31, 2005 and 2004, respectively.

Operating Loss

      The Company's consolidated operating loss for the year ended December 31, 2005 decreased to $1,583,000 from a loss of $1,806,000 reported for the prior year.

Other Income (Expense)

      Consolidated investment income increased to $138,000 for the year ended December 31, 2005 from $49,000 reported for the prior year due primarily to the increase in the amount of funds available for investment.

      Consolidated investment income earned on restricted escrow accounts dedicated to the funding of the Company's landfill post-closure costs was $267,000 and $285,000 for the years ended December 31, 2005 and 2004, respectively.

     Consolidated interest expense was approximately $5,000 and $4,000 for the years ended December 31, 2005 and 2004, respectively.

      Consolidated interest reported as "Interest expense related to accrued income taxes" represents the amount of interest accrued during the period on estimated income taxes accrued as a result of the Company's Tax Court litigation concluded during 2000. Interest expense of $129,000 was reported for the year ended December 31, 2004. Interest no longer accrues on this tax obligation as a result of the acceptance of the Company's Offer in Compromise discussed below.

     Consolidated rental income for the year ended December 31, 2005 was $79,000 compared to $101,000 reported for 2004. Income included in this category consists of income earned from the rental of certain of the Company's property held for sale (see Notes 4 and 11 to the Company's Consolidated Financial Statements), and net royalty payments received from the lessee of certain of the Company's real property situated beneath the lessee's landfill (net of a fee payable pursuant to a consulting agreement executed in 1982) net of associated expenses. The amount reported for the period in 2004 includes a payment received in settlement of rent adjustments due from a tenant.

      Consolidated loss realized on sale of marketable securities was $2,000 for the year ended December 31, 2004.

     Consolidated gain from insurance claims of $4,514,000 reported for the year ended December 31, 2005 represents proceeds received from claims filed against certain of the Company's insolvent excess insurance carriers. See "Liquidity and Capital Resources - Insurance Claims for past Remediation Costs" for further discussion of this issue. The gain of $86,000 reported in 2004 represents proceeds for an insurance claim filed for the loss due to fire of an unoccupied building situated on a parcel of the Company's property held for sale.

      Consolidated gain for reduction of tax liability reported for the year ended December 31, 2004 of $2,332,000 equals the amount of the reduction in the Company's accrued income tax obligation as a result of the United States Internal Revenue Service acceptance of an Offer in Compromise presented by the Company on July 21, 2004. See "Liquidity and Capital Resources - Taxes" below for further discussion of this transaction.

      Consolidated miscellaneous income (expense) for the years ended December 31, 2005 and 2004 was $(312,000) and $3,000, respectively. The expense reported for 2005 includes a charge of $250,000 related to a payment due pursuant to a 2001 agreement that was contingent upon the Company's receipt of proceeds from claims against insolvent excess insurance carriers discussed above. The expense for 2005 also includes a charge of $84,000 due to the Company's participation in a settlement agreement, offered to potentially responsible parties deemed de minimis participants, regarding the allocation of remediation costs associated with a site located in Elkton, Maryland.

Income (Loss) before Income Tax Expense (Benefit)

      The consolidated income before income tax expense (benefit) is $3,098,000 for the year ended December 31, 2005, compared to a loss of $915,000 for the prior year.

Income Tax Expense (Benefit)

      The provision for federal and state income tax expense (benefit) for the years ended December 31, 2005 and 2004 equaled $1,126,000 and $(418,000), respectively. The Company recognized federal income tax benefit for the year ended December 31, 2004 due to its ability to carry-back net operating losses to 2002 for credit against federal income taxes paid with respect to such year.
The gain for reduction in tax liability reported for 2004 was not subject to income tax. During 2002, the State of New Jersey enacted state income tax legislation that, among other changes, limited the carry-forward of losses to offset up to 50% of taxable income in 2005 and 2004. See Note 7 to the Company's Consolidated Financial Statements for a discussion of income tax benefit valuation allowances.

Net Income

      Net income for the year ended December 31, 2005 was $1,972,000 or $.66 per share, compared to a net income of $1,333,000 or $.45 per share, for the year ended December 31, 2004.

Liquidity and Capital Resources

General

      The Company faces significant short-term and long-term cash requirements for (i) funding its professional and administrative costs, (ii) federal income taxes and interest, and (iii) funding post-closure costs and other expenses associated with sites of past operations. As discussed in detail below in the notes to the Company's consolidated financial statements for the year ended December 31, 2005, the Company owes the Internal Revenue Service (the "Service") approximately $1.4 million as a result of the settlement of issues before the U.S. Tax Court regarding the Company's income tax liability for the years 1980 through 1991. The Company's past participation in the waste handling, treatment and disposal industries subjects the Company to additional claims that may be made against the Company for the remediation of sites in which the Company is deemed a potentially responsible party, and future events or changes in environmental laws or regulations, that cannot be predicted at this time, which could result in material increases in post-closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

      The Company continues to pursue the sale of certain assets and claims against certain excess insurers, however, no assurance can be given that the timing and amount of the proceeds from such sales and claims will be sufficient to meet the cash requirements of the Company as they come due. In addition, the Company cannot ascertain whether its remaining operations and funding sources will be adequate to satisfy its future cash requirements.

Statement of Cash Flow

      Net cash provided by operating activities for the year ended December 31, 2005 was $3,390,000 versus a net use of $2,313,000 reported for the prior year. The increase in net cash provided from operations was primarily due to the receipt of $4,514,000 of proceeds from claims filed against the estates of certain of the Company's former, now insolvent, excess insurance carriers. The increase in cash received from customers reported for 2005 was primarily due to the collection of receivables due for work performed by the Company at the Southern Ocean Landfill prior to 2004. The primary use of cash in both periods was the amount paid to suppliers and employees. Another significant use of cash during 2005 was the payment of $658,000 toward estimated federal and state income taxes due for 2005 plus $219,000 toward federal income taxes due pursuant to the Company's Offer in Compromise, as discussed below, reported net of refunds received totaling $712,000. The Company paid $901,000 toward its Offer In Compromise obligation during 2004. Payments of landfill post-closure costs related to the Kinsley's Landfill and the Mac Landfill were $754,000 and $870,000 for 2005 and 2004, respectively. The proceeds from post-closure escrow funds of $734,000 and $853,000 reported for 2005 and 2004, respectively, were received from the escrow accounts dedicated to fund the post-closure costs of the Kinsley's Landfill. Post-closure costs of the Mac Landfill are funded from the Company's general funds. See Note 9 to the Company's Consolidated Financial Reports for further discussion of the Company's landfill post-closure cost obligations.

      Net cash flow used in investing activities of $2,337,000 reported for the year ended December 31, 2005 reflects the investment of net cash provided by operating activities. Net cash flow used in investing activities of $977,000 reported for the year ended December 31, 2004, reflects the investment of funds held as cash equivalents at December 31, 2003. The amount of funds invested in marketable securities during 2005 and 2004 was greater than the amount of funds utilized for operations or retained as cash equivalents. The cash flow used in financing activities for 2005 was $20,000 versus $6,000 provided by financing activities reported for the period last year, due primarily to proceeds raised in 2004 from vehicle financing. As a result of these activities, funds held by the Company in the form of cash and cash equivalents increased as of December 31, 2005 to $2,071,000 from $1,038,000. The sum of cash, cash equivalents and marketable securities as of December 31, 2005 increased to $6,516,000 from $3,031,000 when compared to the prior year.

      Working capital was $5,457,000 and $3,531,000 for the years ended December 31, 2005 and 2004, respectively, and the ratio of current assets to current liabilities was 3.1 to 1 as of December 31, 2005 and 2.7 to 1 as of December 31, 2004.

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

      During July 2004, the Service accepted the Company's Offer in Compromise (the "Offer"), which requested a reduction in the amount due and permission to pay the reduced obligation in installments. As of the date the Offer was accepted, the Company had accrued approximately $4,822,000 for this tax obligation, consisting of approximately $896,000 and $3,926,000 for taxes and interest on the accrued taxes, respectively.

      The Offer commits the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest discussed above. A payment of $810,000 was made during October 2004, and the balance due of $1,680,000 is being paid in monthly installments over nine years as follows: (a) $18,230 per month for each of the forty-eight months beginning August 2004, and (b) $13,416 per month for each of the following sixty months beginning August 2008. As of December 31, 2005, the total of the remaining installments payable pursuant to the Offer equaled $1,370,000. The Service does not impose interest on amounts payable pursuant to the Offer. The Company will be permitted to receive refunds of prior tax overpayments and from the carryback of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.

      The Company recognized income from this transaction of approximately $2,332,000 in its financial statements for the year ended December 31, 2004. Such amount is equal to the difference between the Company's previously accrued estimate of its federal tax obligation and the amount of the total payments to the Service required pursuant to the Offer. This income is not subject to income tax.

Post-Closure Costs

      As of December 31, 2005, the Company has accrued $9.7 million for its estimated share of post-closure costs related to two of the Company's former landfill operations; the Kinsley's Landfill and Mac Landfill. Approximately $7.7 million is held in escrow for the post-closure activities of the Kinsley's Landfill (see Note 9 to the Company's Consolidated Financial Statements).

Contingent Environment Liabilities

      The Kin-Buc Landfill, located in Edison, New Jersey, was operated on parcels of property owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"). The Kin-Buc Landfill and certain neighboring areas are undergoing remediation under Administrative Orders issued by the United States Environmental Protection Agency ("EPA") in September 1990 and November 1992 to the Company and other responsible parties including SCA Services, Inc. ("SCA"), which is an affiliate of Waste Management, Inc. ("WMI"). The Company initiated a suit in 1990 against generators and transporters of waste deposited at the site with the intent of obtaining contribution toward the cost of remediation. On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of such costs of remediation. One of the December 23, 1997 agreements provided SCA's commitment to defend and indemnify the Company from future liability for the remediation of the site (see Note 12 to the Company's Consolidated Financial Statements). However, the Company
remains a responsible party under the aforementioned Administrative Orders issued by EPA, and continues to incur administrative and legal costs complying with such Administrative Orders.

      During May, 2002 the Company and other respondents to the Administrative Orders were named as defendants to a suit filed by the Office of the United States Attorney on behalf of EPA in which EPA sought reimbursement of costs it allegedly incurred with respect to the Kin-Buc Landfill and penalties for alleged past construction delays at the site. During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund filed a similar suit against the same respondents, seeking reimbursement of past costs it allegedly incurred with respect to the site and for alleged natural resource damages. During December 2004, the Company and the other respondents executed a Consent Decree which resolved these claims (see Note 12 to the Company's Consolidated Financial Statements).

      In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed above, the Company agreed to allow SCA to claim against a portion of the proceeds, not to exceed $3.5 million, arising from the Company's litigation against its excess insurance carriers. In accordance with the terms of the 1997 settlement, $3.5 million of the proceeds from the Company's 2001 settlement with certain of the carriers was placed in escrow until the amount of such obligation is determined. A dispute regarding the calculation of the amount of such claim was submitted to arbitration for resolution. The arbitrator's award to SCA is the subject of litigation initiated by the Company in February 2004. The arbitrator's ruling was affirmed by the Court on October 31, 2005. The Company has filed an appeal of the Court's ruling (see Note 12 to the Company's Consolidated Financial Statements). The funds held in escrow are not reflected on the Company's financial statements; therefore an adverse decision by the Appellate Court will not impact the Company's financial statements.

      During September 2002, EPA issued a notice of potential liability and of consent decree negotiations to potentially responsible parties regarding a site located in Carlstadt, New Jersey, that has been undergoing remediation (the "SCP Site"). During November 2004, the Company along with certain of the other potentially responsible parties were named as respondents to an Unilateral Administrative Order issued by EPA. EPA seeks contribution toward estimated remediation costs of $7.5 million and $2.0 million of past oversight and administrative costs (see Note 12 to the Company's Consolidated Financial Statements). The Company ceased operation of a solvents recovery facility at the SCP Site in 1970. The Company had assigned its claim against excess insurance carriers for the recovery of past remediation costs related to this site to certain potentially responsible parties as discussed below.

      During November, 2001 EPA filed suit against the Company alleging that the Company is the corporate successor to Chemsol, Inc., the former operator at a Piscataway, New Jersey site owned by Tang Realty, Inc. ("Tang"), and had continued Chemsol, Inc.'s operations at the site. Tang is a corporation controlled by Marvin H. Mahan, a former director and officer, and former principal shareholder of the Company. Chemsol, Inc. was also affiliated with Mr. Mahan. EPA sought reimbursement of $2.9 million of unallocated remediation costs associated with the site. During April 2004, a Consent Decree was executed by the Court that resolved EPA's claims against the Company (see Note 12 to the Company's Consolidated Financial Statements).

Insurance Claims for Past Remediation Costs

     In February 2002, the Company consummated a settlement of litigation it had commenced in 1995 against its excess insurers who provided coverage during the period of 1965 through 1986 (the "Lloyds Suit"). The Company continues to pursue its claims against the non-settling defendants. Many of the non-settling insurance companies are insolvent, however the estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company (see Note 12 to the Company's Consolidated Financial Statements). During June 2005 and December 2005, the Company's received proceeds of $2,710,000 and $1,294,000, respectively, on claims filed against the estates of four insolvent excess insurance carriers. During July 2005, the Company received proceeds of $510,000 on claims filed against a fifth insolvent excess insurance carrier. Pursuant to an agreement reached in 2001 between the Company and certain members of the AT&T Group (defined below), the AT&T Group members are to receive $250,000 that is collected from the non-settling excess insurers, net of attorney fees and expenses. The Company recognized a charge in this amount in its financial statements for the period ended June 30, 2005. With the December 2005 receipt, the Company has resolved claims against an excess insurer representing approximately 97% of the value assigned to the coverage provided under the policies that were the subject of the Lloyd's Suit.

   The Company initiated the Lloyds Suit to recover past remediation costs and indemnification for future costs incurred in connection with the remediation of various sites located in New Jersey, and for the defense of litigation related thereto. The defendant insurers included various Underwriters at Lloyd's, London, and London Market Insurance Companies, First State Insurance Company and International Insurance Company. The Company had assigned its claims for remediation costs incurred at a site of past operations located in Carlstadt, New Jersey to certain third-parties named as potentially responsible parties (the "AT&T Group") in conjunction with the 1995 settlement of certain litigation regarding the remediation costs for such site. The Company's share of proceeds from the Lloyd's Suit settlement agreement plus interest earned during the collection of the proceeds was approximately $13 million.

      In addition to the $3.5 million of the proceeds from the Lloyds Suit set aside for claims by SCA, as discussed above, the Company also agreed that a portion of the proceeds be paid to the law firm representing the Company in the Lloyds Suit. The law firm represents the Company in certain other matters in addition to the Lloyds Suit pursuant to an engagement agreement that contains a fixed fee and contingent fee component. The amount of total fees due is dependent, in part, upon the outcome of the matters. The Company has paid approximately $278,000 toward such fees during 2004 and has accruals of approximately $250,000 as of December 31, 2005 and December 31, 2004 for such fees which are due at the conclusion of all matters addressed in the engagement agreement.

Assets Held for Sale

      Assets held for sale consists of approximately 60 acres of real property located in Deptford, N.J. under contract for sale and is carried at a cost, net of depreciation, of $190,000 as of December 31, 2005 and 2004. A building that houses certain of the Company's machinery and equipment is situated on the property as are a building and a residence which provide the rental income reported by the Company. The Company entered into the contract to sell the property during May 2001 for $2.1 million. During March 2005, the Company agreed to the Purchaser's request for an additional extension of the closing date beyond April 2005 subject to definitive documentation. Negotiations continue regarding the accommodation of storm-water run-off, the Company's continued use of the building on the property post closing, and an additional extension of the closing date due to the delay in constructing a replacement facility for the Company's machinery and equipment. The sale is contingent upon, among other conditions, the buyer obtaining approval of its plans for the property from applicable local and state agencies. The buyer has been paying monthly installments that total $171,000 through December 31, 2005.

      The Company is pursuing the disposition of its remaining property through the sale of individual parcels and/or groups of parcels (including approximately 120 acres upon which the landfill owned and operated by Kinsley's is situated). The Company is unable to determine when sale(s) of the remaining parcels will ultimately be consummated and proceeds received given the proximity of the properties to the landfill, access issues and the location of wetlands on certain parcels.

Escrowed Proceeds from Sale of Subsidiary

      A portion of the net cash proceeds from the 1996 sale of a subsidiary was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrow has been terminated at the Company's request and approximately $123,000 of funds held therein were released to the Company during June, 2005.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)


December 31,                                       2005         2004
                               Assets
Current Assets
  Cash and cash equivalents                       $ 2,071    $ 1,038
  Marketable securities                             4,445      1,993
  Accounts receivable - trade (net of
    allowance for doubtful accounts of $0
    and $56 in 2005 and 2004, respectively)            57        344
  Refundable income taxes                             436      1,111
  Deferred tax asset                                   22         -
  Restricted escrow accounts for post-  closure
costs                                                 988      1,017
  Prepaid expenses and other                           57         60
  Total current assets                              8,076      5,563
Property, Plant and Equipment
  Land                                              1,067      1,067
  Buildings and improvements                          125        125
  Machinery and equipment                           3,098      3,085
    Total gross assets                              4,290      4,277
  Less accumulated depreciation                     2,954      2,916
    Net property, plant and equipment               1,336      1,361
Other Assets
  Restricted escrow accounts for post-closure
costs                                               6,692      7,244
  Escrowed funds from sale of subsidiary               -         123
  Assets held for sale                                190        190
  Other                                               243        246
    Total other assets                              7,125      7,803
  Total Assets                                    $16,537    $14,727



      See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's, except share data)


December 31,                                            2005       2004
                  Liabilities and Stockholders' Equity
Current Liabilities
 Current portion of long-term debt                  $     21   $     20
 Accounts payable                                        181        181
 Income taxes payable                                    219        219
 Accrued income taxes                                    577         48
 Accrued professional fees                               318        372
 Accrued miscellaneous liabilities                       315        175
 Current portion of post-closure costs                   988      1,017
   Total current liabilities                           2,619      2,032
Long-Term Liabilities
 Long-term debt                                           34         55
 Income taxes payable                                  1,151      1,370
 Accrued post-closure costs                            8,758      9,178
   Total long term liabilities                         9,943     10,603
Stockholders' Equity
 Common stock, $.50 par value,                         2,432      2,432
   10,000,000 shares authorized:
   4,864,940 shares issued
 Additional paid-in capital                            1,450      1,450
 Retained earnings                                    11,191      9,219
 Accumulated other comprehensive income (loss)           (84)         5
   Sub-Total                                          14,989     13,106
 Treasury stock, at cost - 1,885,750 shares          (11,014)   (11,014)
   Total stockholders' equity                          3,975      2,092
Total Liabilities and
   Stockholders' Equity                             $ 16,537   $ 14,727


      See Accompanying Notes to Consolidated Financial Statements



Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)

Years ended December 31,                               2005        2004
Net Operating Revenues                              $   451     $   359
Cost of Operations
   Direct operating costs                               252         183
   Selling, general and
     administrative expenses                          1,363       1,537
   Accretion expense                                    419         445
     Total cost of operations                         2,034       2,165
Operating Loss                                       (1,583)    (1,806)
Other Income (Expense)
   Investment income                                    138          49
   Investment income on landfill
     escrow accounts                                    267         285
   Interest expense                                      (5)         (4)
   Interest expense related to accrued
     income taxes                                        -         (129)
   Rental income                                         79         101
   Loss on sale of marketable securities                -            (2)
   Gain from insurance claims                         4,514          86
   Gain from reduction of tax liability                  -        2,332
   Miscellaneous income (expense)                      (312)          3
     Total other income                               4,681       2,721
Income Before Income Tax Expense (Benefit)            3,098         915
Income Tax Expense (Benefit)                          1,126        (418)
Net Income                                          $ 1,972    $  1,333
Basic Net Income Per Common Share                   $   .66     $   .45
Weighted Average Common Shares Outstanding        2,979,190   2,979,190



      See Accompanying Notes to Consolidated Financial Statements



Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity
(In $000's)

Years ended December 31,                               2005       2004
Common Stock
  Balance at January 1 and December 31              $ 2,432    $ 2,432
Additional Paid-In Capital
  Balance at January 1 and December 31                1,450      1,450
Retained Earnings
  Balance at January 1                                9,219      7,886
    Net income                                        1,972      1,333
  Balance at December 31                             11,191      9,219
Accumulated Other Comprehensive Income
  Balance at January 1                                    5          7
  Change in unrealized gain (loss) on
  available-for-sale securities net of tax:
    Unrealized gain (loss) arising during the
      period (net of deferred income tax
      of $2 and $1, respectively)                       (89)        (3)
    Less: reclassification adjustment (net of
      deferred income taxes of $0 and $1,
      respectively)                                      -           1
  Balance at December 31                                (84)         5
Treasury Stock
  Balance at January 1 and December 31              (11,014)   (11,014)
Total Stockholders' Equity                          $ 3,975    $ 2,092
Comprehensive Income
  Net Income                                        $ 1,972    $ 1,333
  Other comprehensive income (loss), net of tax:
    Unrealized gains (losses) on available
    for sale securities:
    Unrealized gain (loss) arising during the
      period (net of deferred income tax
      of $2 and $1, respectively)                      (89)        (3)
    Less: reclassification adjustment(net of
      deferred income taxes of $0 and $1,
      respectively)                                     -           1
  Total                                                (89)        (2)
Comprehensive Income                               $ 1,883    $ 1,331



      See Accompanying Notes to Consolidated Financial Statements



Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)

Years ended December 31,                                2005      2004
Increase (Decrease) in Cash
  and Cash Equivalents
Cash Flows from Operating Activities:
   Cash received from customers                      $   761   $   347
   Cash paid to suppliers and employees               (1,601)   (2,004)
   Interest and dividends received                       138        49
   Proceeds from insurance claims                      4,514       -
   Other income received (expense paid)                 (233)      103
   Interest paid                                          (5)       (4)
   Income tax paid (net of refunds)                     (164)     (787)
   Payment of landfill post-closure costs, net
     of proceeds from escrow of $734 and
     $853, respectively                                  (20)      (17)
     Net cash provided by (used in)
       operating activities                            3,390    (2,313)
Cash Flows from Investing Activities:
   Proceeds from sale of marketable securities         4,459     4,056
   Purchase of marketable securities                  (6,907)   (5,085)
   Issuance of note receivable                            -        (12)
   Collections on note receivable                          6         5
   Proceeds from sale of property, plant
     and equipment                                        -          5
   Proceeds from insurance claims                         -         86
   Proceeds from escrow funds from sale of
     Subsidiary                                          123        -
   Purchase of property, plant
     and equipment                                       (18)      (32)
     Net cash provided by (used in)
       investing activities                           (2,337)     (977)
Cash Flows from Financing Activities:
   Proceeds from equipment financing                      -         28
   Principal payments on equipment financing             (20)      (22)
     Net cash provided by (used in)
       financing activities                              (20)        6
Net increase (decrease) in cash
  and cash equivalents                                 1,033    (3,284)
Cash and cash equivalents at
  beginning of year                                    1,038     4,322
Cash and cash equivalents at
  end of year                                        $ 2,071   $ 1,038

      See Accompanying Notes to Consolidated Financial Statements



Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)

Years ended December 31,                            2005       2004
Reconciliation of Net Income to Net Cash
Provided by (Used in) Operating Activities:
Net income                                        $ 1,972    $ 1,333
Adjustments to Reconcile Net Income to Net Cash
Provided by (Used in) Operating Activities:
  Depreciation and amortization                        43         46
  Provisions for losses on accounts receivable        (31)        -
  Gain on sale of equipment                            -          (4)
  Accretion expense                                   419        445
  Earnings on landfill escrow accounts               (267)      (285)
  Loss on sale of marketable securities                -           2
  Gain from insurance claim                            -         (86)
  Gain from reduction of tax liability                 -      (2,332)
  Deferred income tax provision                      (24)         45
(Increase) decrease in assets:
  Accounts receivable, net                           318         (14)
  Refundable income taxes                            675      (1,031)
  Prepaid expenses and other                          -          129
Increase (decrease) in liabilities:
  Accounts payable and accrued miscellaneous
    liabilities                                       49        (293)
  Accrued income taxes                               529      (1,683)
  Accrued professional fees                          (54)       (157)
  Income tax payable                                (219)      1,589
  Landfill post-closure costs, net of proceeds
    from escrow of $734 and $853, respectively      (20)         (17)
  Net Cash Provided by (Used in)
  Operating Activities                          $ 3,390      $(2,313)



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

     Reclassification:

          Certain reclassifications have been made to the 2004 financial statements in order to conform to the presentation followed in preparing the 2005 financial statements. The reclassifications have no effect on previously reported income.

     Going Concern:

         The Company's financial statements for the year ended December 31, 2004 were prepared on a going concern basis. At that time, the Company was unable to determine whether the timing and amount of cash generated from its efforts to enhance liquidity would be sufficient to discharge the Company's contingent obligations and operating liabilities as they came due. Due to (a) the Company's success in enhancing its liquidity during the year ended December 31, 2005, primarily with the collection of $4.5 million from the settlements of claims against the estates of certain insolvent insurance companies discussed in Note 12, and (b) the Court approval in 2005 of the Company's 2004 settlement of claims of the United States Environmental Protection Agency and New Jersey Department of Environmental Protection regarding the Kin-Buc Landfill discussed in Note 12, the Company believes it has sufficient liquid assets to sustain its operations through the year ending December 31, 2006. Therefore, the going concern qualification has been alleviated.

     Use of Estimates:

          In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these amounts. Significant items subject to such estimates and assumptions include the accruals for post-closure costs, obligations resulting from litigation and deferred taxes.

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

          The fair value of the income tax payable discussed in Note 7 herein equals approximately $1,117,000 as of December 31, 2005, determined by discounting the installments at a rate of 6% per annum.

     Cash and Cash Equivalents:

          The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 2005 and 2004, cash and cash equivalents includes interest-bearing cash equivalents of $1,903,000 and $933,000, respectively.

     Investments:

          The Company's marketable securities are classified as available-for-sale and are carried at fair value as determined by quoted market prices. Unrealized gains and losses are reported in a separate component of stockholders' equity, net of tax, until realized. Realized gains or losses from the sale of marketable securities are based on the specific identification method and are included in other income. Interest and dividend income is recorded as earned.

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

     Restricted Escrow Accounts for Post-Closure Costs:

          The Company provided financial assurance by depositing cash during the operating life of the Kinsley's Landfill into escrow accounts which are legally restricted for purposes of settling the closure and post-closure activities at the Kinsley Landfill site. Balances maintained in the restricted escrow accounts fluctuate based on the ongoing use of the funds for qualifying post-closure activities and the changes in the fair value of the financial instruments held in the escrow account. Any funds remaining in a restricted escrow account at the end of the monitoring period will revert to the State of New Jersey. At December 31, 2005 and 2004 the accrued post-closure liability exceeds the funds available in the restricted escrow account(s) by $2,066,000 and $1,934,000, respectively. The funds held in the restricted escrow account at December 31, 2005 and 2004 were invested in government backed debt securities.

     Post-closure Costs:

           The Company accounts for its obligations for post-closure activities of two landfills under FASB Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 applies to all legally enforceable obligations associated with the retirement of tangible long-lived assets.

           Under SFAS 143, obligations related to closure and post-closure activities that occur after the landfill has ceased operations are recognized on a units-of-consumption basis as airspace is consumed throughout the entire landfill. Landfill retirement obligations are to be capitalized as the related liabilities are recognized and then amortized using the units-of-consumption method over the airspace consumed within the capping event or the airspace consumed throughout the entire landfill, depending upon the nature of the obligation. Since the landfills owned and/or operated by the Company are closed and no longer operating, the capitalized retirement obligations are fully amortized. All obligations were initially measured at estimated fair value. Fair value was calculated on a present value basis using a credit-adjusted, risk-free rate.

           Under FAS 143, accretion of the asset retirement obligation liability from its initially determined value is recorded as an expense using the effective interest method. Changes in the liability due to the passage of time are recognized as operating items in the income statement and are referred to as accretion expense. Changes in the liability due to revisions to estimated future cash flows are recognized by increasing or decreasing the liability, with, in the case of closed landfills, an offset to the statement of operations.

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

     Revenue Recognition:

          Revenues from the sale of electricity are recognized in the period earned based on kilowatts delivered.

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

     Net Income (Loss) per Share:

         Basic "Earnings per Share" ("EPS") excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, were exercised, converted into common stock or resulted in the issuance of common stock. Diluted EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period increased by the dilutive effect of common stock-equivalent shares computed using the treasury stock method. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculations. As of December 31, 2005, the Company had no stock options outstanding.

     Recent Accounting Pronouncements:

          In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that conditional obligations meet the definition of an asset retirement obligation in Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations (SFAS 143), and therefore should be recognized if their fair value is reasonably estimable. The adoption of FIN 47 did not have a material effect on the Company's financial condition or results of operations.

Note 2 - Marketable Securities:

          At December 31, 2005, the Company's marketable securities consisted primarily of U.S. Treasury bills classified as available-for-sale and are carried at their fair value of $4,445,000 with a cost of $4,433,000, and gross unrealized gains of $12,000 (see Note 5). At December 31, 2004, the Company's marketable securities consisted of bond mutual funds classified as available-for-sale and are carried at their fair value of $1,993,000 with a cost of $1,986,000, and gross unrealized gains of $7,000. The unrealized gains related to the Company's marketable securities, net of income tax are included in stockholder's equity.

          During the years ended December 31, 2005 and 2004, proceeds from the sale of available-for-sale securities were $4,459,000 and $4,056,000, respectively. The Company realized gross losses of $2,000 from the sale of marketable securities during the year ended December 31, 2004. No marketable securities were sold prior to maturity during 2005.


Note 3 - Accounts Receivable:

           As of December 31, 2004, accounts receivable-trade included $354,000 for the Company's work on a project at the Southern Ocean Landfill in New Jersey, against which the Company had reserved an allowance for doubtful accounts of $50,000. The Company received approximately $323,000 in satisfaction of this receivable during July 2005. The $31,000 difference between the amount due and the amount received was applied against the $50,000 reserve, and the balance of the reserve was reversed.

          Other long term assets as of December 31, 2005 and 2004 includes accounts receivable of $201,000, for services provided by the Company to the Deptford Gas Company LLC ("DGC") with respect to the installation, operation and maintenance of a gas collection system at a landfill site owned by the Company. The gas collection system, which supplements an existing system, was installed in conjunction with a series of agreements regarding the use of landfill gas generated at the site and purchase of the Company's electric generating facility. During January, 2000 the Company voided all agreements with DGC and its affiliates. The agreements with DGC and its affiliates provide that in the event of a termination of the agreements, the Company will submit the cost of constructing the gas collection system, determined in accordance with the agreements, for reimbursement from the escrow account established to finance the site's post-closure activities (see Note 9). DGC has selected the engineering firm to prepare its submission of the construction costs of the gas collection system. The Company will verify such calculations were performed in accordance with the agreement. The submission for reimbursement must then be reviewed by the Company's engineering firm and submitted for approval to the New Jersey Department of Environmental Protection. The Company anticipates payment of its receivable at the time DGC receives the reimbursement payment.


Note 4 - Assets Held for Sale:

          Assets held for sale consist of approximately 60 acres of real property and structures located in Deptford, N.J. under contract for sale and are carried at a cost, net of depreciation, of $190,000 as of December 31, 2005 and 2004. The Company entered into a contract to sell the property, which adjoins the Kinsley's Landfill, during May 2001. The building which houses the machinery and equipment of the Company's environmental services segment is located on the property. The contract, as amended, contemplates the sale of the 60 acres (45 acres usable land and 15 acres of wetlands), which adjoins the Kinsley's Landfill, for $2.1 million. During March 2005, the Company agreed to the purchaser's request for an additional extension of the closing date beyond April 2005, subject to definitive documentation. Negotiations continue regarding the accommodation of stormwater run-off, the Company's use of buildings on the property post closing and an additional extension of the closing date due to the delay in constructing a replacement facility to house the Company's machinery and equipment. The sale is contingent upon, among other conditions, the buyer obtaining approval of its plans for the property from applicable local and state agencies. The buyer has been paying installments that totaled $171,000 through December 31, 2005. The installments have been treated as un-earned income for financial presentation purposes, and reported as an accrued miscellaneous liability.


Note 5 - Restricted Escrow Accounts For Post-Closure Costs:

           At December 31, 2005 and 2004 the Company held $7,680,000 and $8,261,000, respectively, in restricted escrow accounts which are to be used to fund post-closure costs at Kinsley's Landfill. The escrow funds are legally restricted for purposes of settling closure and post-closure costs and were established to provide financial assurance through the deposit of a portion of the tipping fee charged when the landfill was operating. The balance of funds, if any, remaining after the end of the post-closure activities will revert to the State of New Jersey. The escrow for post-closure costs primarily consists of U.S. Treasury Notes and government backed debt securities. At December 31, 2005 the securities are carried at their fair value of $7,680,000, with a cost of $7,771,000 and net unrealized losses of $91,000 consisting of unrealized gains of $30,000 and unrealized losses of $121,000. The net unrealized losses are included in stockholder's equity, as of December 31, 2005 (stockholders' equity also includes net unrealized gains related to the Company's marketable securities discussed in Note 2). At December 31, 2004 the cost of the securities approximated the fair market value. The portion of the restricted escrow funds reported as current equals the current portion of post-closure costs related to the Kinsley's Landfill (see Note 9).

          At December 31, 2005, the investments in debt securities mature as follows (at fair value): $489,000 within one year; $5,235,000 1 to 5 years and $1,956,000 6 to 10 years.


Note 6 - Escrowed Proceeds from Sale of Subsidiary:

          On March 1, 1996, a wholly-owned subsidiary of the Company sold all of the issued and outstanding stock of its subsidiary. A portion of the net cash proceeds of the sale was placed in an interest bearing escrow account to secure the Company's indemnification obligations to the purchaser under the purchase agreement. The escrowed funds with accrued interest income equaled $123,000 as of December 31, 2004, and were released to the Company during the second quarter of 2005.


Note 7 - Income Taxes:

          The provision (benefit) for income taxes for the years ended December 31, 2005 and 2004 is based upon the Company's anticipated annual effective tax rate and consists of the following (table in $000's):

                                                     2005        2004
            Provision for operations
              Currently payable (refundable):
                Federal                            $1,005      $ (428)
                State                                 145         (35)
                                                    1,150        (463)
              Deferred:
                Federal                               (20)         45
                State                                  (4)         -
                                                      (24)         45
              Total income tax
                provision (benefit):
                Federal                               985        (383)
                State                                 141         (35)
                                                   $1,126      $ (418)

          The provisions for currently payable state income tax for the year ended December 31, 2005 is reported net of the benefit of $144,000 from the carry-forward of operating losses. The Company recognized a federal income tax benefit for the year ended December 31, 2004 due to its ability to carry-back net operating losses to 2002 for credit against federal income taxes paid with respect to such year.

          Deferred tax expense results from temporary differences as follows (table in $000's):

                                                     2005       2004
            Excess of tax over book
              (book over tax) depreciation        $     5     $   (42)
            Change in Federal valuation
              allowance (Net of $1 related
              to unrealized appreciation of
              available for sale securities)          (48)         72
            Change in state valuation allowance      (285)       (100)
            State net operating loss carryforwards    275         106
            Allowance for bad debts and other
              valuation allowance                      23          (1)
            Post-Closure costs                          6           7
            Deferred state income taxes                -            3
            Deferred tax expense                  $   (24)    $    45

          Deferred tax assets and liabilities at December 31, 2005 and 2004 were comprised of the following (table in $000's):

                                                     2005        2004
            Deferred tax assets
              Allowance for doubtful accounts
                and other valuation allowance     $    15    $     38
              Post-Closure costs                       17          23
              State tax accrued relating to
                tax audit                              16          16
              Depreciation                             40          45
              State net operating loss
                carryforwards                         372         647
              Subtotal                                460         769
              Valuation allowance for deferred
                tax assets                           (433)       (767)
              Total                                    27           2

             Deferred tax liabilities
              Unrealized appreciation of
                equity securities                      (5)         (2)
            Net deferred tax asset                $    22    $     -

          The Company has recorded valuation allowances of $433,000 and $767,000 as of December 31, 2005 and 2004, respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

          The State of New Jersey enacted state income tax legislation, that, among other changes, limited the amount of losses a company may carry-forward to offset taxable income to 50% of taxable income for 2004 and 2005. The calculation of the above provision includes available state net operating loss carry-forwards as permitted. At December 31, 2005 the Company and its subsidiaries had state net operating loss carryforwards of $4,966,000 which expire at various dates through December 31, 2014.

          The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss) before tax by the applicable statutory U.S. federal income tax rate (table in $000's):
                                                     2005        2004
           Tax expense (credit) computed
             by applying U.S. federal
             income tax rate to income (loss)
             before income taxes (credits)         $ 1,060     $  311
           Elimination of federal tax on:
             Gain from reduction in tax liability       -        (793)
             Accretion expense                         143        151
             Investment income on landfill
               escrow accounts                         (91)       (97)
           Increases (reductions) in taxes
             resulting from valuation allowance:
             Federal deferred tax
               valuation allowance                      47         45
           Change in estimate                          (37)        -
           Other permanent items - net                   4        (35)
                                                   $ 1,126    $  (418)

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

          In June 2004 the Company submitted an amended Offer in Compromise (the "Offer") that was accepted by the Service by letter dated July 21, 2004. As of the date the Offer was accepted, the Company had accrued taxes and interest on the accrued taxes of approximately $896,000 and $3,926,000, respectively. The Offer commits the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest. A payment of $810,000 was made during October 2004, and the balance of
     $1,680,000 is being paid in monthly installments over nine years as follows: (a) $18,230 per month for each of the forty-eight months beginning August 2004, and (b) $13,416 per month for each of the following sixty months beginning August 2008. The installments paid through December 31, 2005 total $310,000. The approximate amount due for the five years subsequent to December 31, 2005 are as follows: $219,000 for 2006 and 2007; $195,000 for 2008; and $161,000 for 2009 and 2010. The amount of the payments due during the twelve months subsequent to December 31, 2005 has been classified as a current liability. The balance of the payments due has been classified as a long-term liability. The Service does not impose interest on amounts payable pursuant to the Offer. The Company will be permitted to receive refunds of prior tax overpayments and from the carryback of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.

            The Company has recognized income from this transaction of approximately $2,332,000, or $.78 per share, in its financial statements for the year ended December 31, 2004. Such amount is equal to the difference between the Company's previously accrued estimate of its federal tax obligation and the amount of the total payments to the Service required pursuant to the Offer. This income was not subject to income tax.

           The Company accrued estimated state income taxes and interest throughout the course of the negotiations and settlements reached with the Service and paid state income taxes and interest of approximately $80,000 in 2003 with the filing of amended state tax returns reflecting adjustments to previously reported income resulting from the settlements with the Service. State tax authorities may assert that additional interest and penalties are owed in connection with the state tax liability arising from these settlements. The portion of accrued income taxes classified as current as of December 31, 2005 includes $48,000 for accrued state interest.


Note 8 - Long-term Debt:

          Long-term debt consists of the following as of December 31, 2005 and 2004 (table in $000's, except for monthly installment amounts):

                                                     2005        2004

            Note payable to bank due in monthly
              installments of $691, including
              interest at 7.0% per annum, to
              August 2007; secured by a vehicle
              carried at a cost of $35.           $ 12        $ 20

            Note payable to a finance company,
              non-interest bearing, due in monthly
              installments of $884, including
              effective interest at 5.5% per
              annum, to July 2008 (less unamortized
              discount of $5 and $6, respectively);
              secured by a vehicle carried at a
              cost of $46.                             26          34

            Note payable to a finance company, due
              in monthly installments of $459,
              including interest at 7.99% per
              annum, to August 2009; secured by
              a vehicle carried at a cost of
              $23.                                     17          21

            Total long-term debt                       55          75
                Less: Current portion                  21          20
            Long-term portion                        $ 34        $ 55

         Aggregate maturities of long-term debt for years subsequent to December 31, 2005 are as follows: 2006- $21,000; 2007 - $19,000; 2008 - $11,000 and
     2009 - $4,000.


Note 9 - Post-closure Costs and Contingent Environmental Liabilities:

     Post-closure Costs

          The Company has future obligations for post-closure costs with respect to a landfill it owns and operated, the Kinsley's Landfill, and a landfill it operated on real property leased from others, the MAC Landfill. Kinsley's Landfill ceased accepting solid waste at its landfill in Deptford Township, New Jersey during February 1987 and commenced closure of that facility. Mac Sanitary Land Fill, Inc. ("Mac"), a wholly-owned subsidiary of the Company, operated a landfill in Deptford Township, New Jersey which ceased operations during 1977. These activities involve maintenance of final cover, methane gas control, leachate management and groundwater monitoring, surface water monitoring and control, and other operational and maintenance activities that occur after the site ceases to accept waste. The post-closure period generally runs for up to 30 years after final site closure for municipal solid waste landfills. Obligations associated with monitoring and controlling methane gas migration and emissions are set forth in applicable landfill permits and these requirements are based upon the provisions of the Clean Air Act of 1970, as amended.

          The Company has accrued for such post-closure costs in accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). Pursuant to SFAS 143, a liability for an asset retirement obligation should be initially measured at fair value. In situations where quoted market prices are unavailable, the estimate of fair value should be based on the best available information, including the results of present value techniques in accordance with Statement of Financial Accounting Concepts No. 7, "Using Cash Flow and Present Value in Accounting Measurements" ("SFAC 7"). Changes in the liability due to the passage of time are recognized as operating items in the income statement and are referred to as accretion expense. Changes in the liability due to revisions to estimated future cash flows are recognized by increasing or decreasing the liability, with, in the case of closed landfills, an offset to the statement of operations.

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

           The Company's estimates of costs to discharge asset retirement obligations for landfills are developed in today's dollars. The estimated costs are inflated to the expected time of payment and then discounted back to present value. The estimated costs in current dollars were inflated to the expected time of payment using an inflation rate of 2.5%, and the inflated costs were discounted to present value using a credit-adjusted, risk-free discount rate of 4.5%. The credit-adjusted, risk-free rate is based on the risk-free interest rate on obligations of similar maturity and adjusted for the risk associated with investments permitted and typically held in the Company's post-closure escrow accounts discussed in Note 5. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities, but subsequently recognized obligations are measured using the revised credit-adjusted, risk-free rate.

           The following table summarizes the actual activity in the Company's asset retirement obligation liabilities for post-closure costs for the years ended December 31, 2005 and 2004 (table in $000):

                                         Years Ended December 31,
                                             2005       2004

     Asset retirement obligation
       liability, beginning of year        $10,195    $10,709
     Accretion expense                         419        445
     Obligations settled during
       the period                             (868)      (959)

     Asset retirement obligation
       liability, end of year                9,746     10,195
         Less: Current portion                 988      1,017
         Long-term portion                 $ 8,758    $ 9,178

          The amount reported as current portion represents an estimate of the cost to be incurred during the subsequent twelve months. The Company's estimates of post-closure costs in today's dollars for each of the next five years are: $988,000; $970,000; $932,000; $915,000 and $897,000,
     respectively.

          The Company's total and current portion of accrued post-closure costs by site are as follows (table in $000's):

                                                 2005       2004

            Kinsley's landfill                 $ 9,706    $10,139
            Mac landfill                            40         56
                 Total                        $ 9,746    $ 10,195

            Kinsley's landfill                 $   969    $   999
            Mac landfill                            19         18
                 Current portion              $   988     $ 1,017

           The post-closure maintenance costs of the Kinsley's Landfill are funded from restricted escrow accounts (see Note 5).

           The Company intends to annually review its calculations with respect to landfill asset retirement obligations unless there is a significant change in the facts and circumstances related to a landfill during the year, in which case the Company will review its calculations after the significant change has occurred.

     Contingent Environmental Liabilities

         Tang Realty, Inc. ("Tang"), a company owned and controlled by Marvin H. Mahan, (a former director and officer, and former principal shareholder of the Company) and the Company entered into a settlement agreement (the "Tang Agreement") in 1988 regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang (the "Tang Site") pursuant to which the Company assumed all future remediation costs in connection with the Tang Site. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. On November 20, 2001 EPA filed suit against the Company and others seeking reimbursement for $2,900,000 of unallocated remediation costs. The suit was settled during February 2004 (see Note 12- Legal Proceedings "The Tang Site" for further discussion of this matter).

         The Kin-Buc Landfill, located in Edison, New Jersey, and operated on property both owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"), ceased operations in 1977. The operation and maintenance of remedial measures implemented at the Kin-Buc Landfill continue pursuant to the provisions of Administrative Orders issued by EPA to the Company and other respondents, including SCA Services, Inc. ("SCA"), an affiliate of Waste Management, Inc. ("WMI"). On December 23, 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill and substantially relieved the Company from certain future obligation with respect to the site. SCA agreed to defend and indemnify Transtech, Kin-Buc and another subsidiary, Filcrest Realty, Inc. ("Filcrest") from claims by non-settling non-municipal waste and municipal waste potentially responsible parties in the litigation and from certain liabilities in connection with the remediation of the Kin-Buc Landfill (see Note 12- Legal Proceedings "The Kin-Buc Landfill"). However, the Company remains a responsible party under the Administrative Orders issued by EPA discussed above, and may continue to incur administrative and legal costs for issues and activities related to the site.

          The construction required by EPA at the Kin-Buc Landfill pursuant to the Administrative Orders has been substantially completed. Operation of the treatment plant and maintenance of the facilities is being conducted by an affiliate of SCA. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, was estimated at the time of the December 1997 settlement to be in the range of approximately $80 million to $100 million. In conjunction with the remediation, 26 acres of undeveloped land
     neighboring  the  site  and  owned  by  Filcrest  were  utilized  for   the
     construction  of  the  containment  system,  treatment  plant  and  related facilities. The property had been reflected at nominal value on the Company's financial statements.

           During May 2002, the Company and other respondents to the Administrative Orders were named as defendants to a suit filed by the Office of the United States Attorney in which EPA seeks reimbursement of costs it allegedly incurred and penalties for past construction delays. During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund filed a similar suit against the same respondents, seeking reimbursement of past costs it allegedly incurred with respect to the site and for alleged natural resource damages. During December 2004, the Company entered into a consent decree which resolved these suits (see Note 12 - Legal Proceedings "The Kin -Buc Landfill" for a discussion of these matters).

          During September 2002, EPA issued a notice of potential liability and of consent decree violations to potentially responsible parties regarding a site located in Carlstadt, New Jersey that has been undergoing remediation. During November 2004, the Company along with certain other potentially responsible parties were named as respondents to an Unilateral Administrative Order issued by EPA. EPA seeks contribution toward the remediation of the second operable unit estimated to cost $7.5 million and $2.0 million of past oversight and administrative costs. The Company ceased operations of a solvents recovery facility at the site in 1970. See
     Note 12 - Legal Proceedings "The Carlstadt Site" and "Insurance Claims for Past Remedial Costs" for further discussion of this matter.

           The Company was one of 158 recipients of a Notice of Potential Liability and Request to Perform Remedial Investigation/Feasibility Study (the "Notice"), dated March 9, 2006, and issued by EPA regarding the contamination of the Berry's Creek Study Area (the "Creek Area") located in Bergen County, N.J. A tributary adjacent to the SCP Site in Carlstadt, N.J. flows into Berry's Creek. The Creek Area includes the approximately seven miles long water body known as Berry's Creek, a canal, all tributaries to Berry's Creek and related wetlands. Tidal areas of the river into which Berry's Creek empties is also subject of the Notice. Each recipient of the Notice is a potentially responsible party under CERLA, and may be held liable for the cleanup of the Creek Area and costs EPA has incurred with regard to the Creek Area. Since the investigation and feasibility study regarding the scope of the remediation of the Creek Area is ongoing, and no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability with respect to the Creek Area (see Note 12 - Legal Proceedings "Berry's Creek" for further discussion of this matter).

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


Note 10 - Employee Benefit Plans:

     Retirement Savings and Profit Sharing Plans

          The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of employees' contributions not in excess of 2% of their eligible compensation during 2005 and 2004. The plan provides that the Company's matching and profit sharing contributions be made in cash. Contributions to and administrative expenses of the plan paid by the Company for each of the years ended December 31, 2005 and 2004 was approximately $9,000 and $11,000.

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

Note 11 - Lease Commitments and Rental Income:

         The Company leases office facilities in Piscataway, NJ and Sarasota, FL under non-cancelable operating leases which expire in March 2010 and January 2007, respectively. The Company also leases an automobile and office equipment under non-cancelable operating leases which expire during 2008. Rent expense for non-cancelable operating leases was $65,000 and $52,000 for the years ending December 31, 2005 and 2004, respectively. The future minimum lease commitments for all non-cancelable operating leases at December 31, 2005 are as follows: 2006 - $68,000; 2007 - $55,000; 2008 -
     $49,000; 2009 - $48,000 and 2010 - $11,000.

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


Note 12 - Legal Proceedings:

     Insurance Claims for Past Remediation Costs

          During 1995, Transtech and its wholly-owned subsidiaries Kin-Buc, Inc. and Filcrest Realty, Inc. commenced suit in the Superior Court of New Jersey, Middlesex County, entitled Transtech Industries, Inc. et. al v. Certain Underwriters at Lloyds et al., Docket No. MSX-L-10827-95 to obtain indemnification from its excess insurers who provided coverage during the period 1965 through 1986 against costs incurred in connection with the remediation of sites in New Jersey (the "Lloyds Suit"). The defendant insurers included various London and London Market insurance companies, First State Insurance Company and International Insurance Company collectively referred herein as "Defendant Insurers".

          During June 1999, August 1999 and July 2000 the Company settled claims against the First State Insurance Company, International Insurance Company and the estate of an insolvent excess insurer, respectively. The settlements provided payments to the Company totaling $302,500.

           The Company had assigned its claims for remediation costs incurred at a site of past operations located in Carlstadt, New Jersey to certain third parties (the "AT&T Group") in conjunction with the September 1995 settlement of certain litigation related to such site (see "The Carlstadt Site" below). Subsequent to executing the September 1995 settlement, certain members of the AT&T Group conveyed their rights under such settlement to other members of the AT&T Group (the "Cooperating PRP Group"). During 1998, the Company and the Cooperating PRP Group agreed to cooperate in the pursuit of their respective excess insurance claims addressed in the Lloyd's Suit.

          The Company and the Cooperating PRP Group agreed to an allocation of the proceeds from the Lloyds Suit that provided the Company 52% of the proceeds to be received from the settling excess insurers, plus all of the interest earned on both the Company's and Cooperating PRP Group's portion of the settlement proceeds while such proceeds were collected and held in escrow pending consummation of the settlement. The Company also agreed to pursue non-settling excess insurers and that the Cooperating PRP Group shall receive the first $250,000 collected from the non-settling excess insurers, less attorney fees and expenses, and the Company shall retain the balance of amounts recovered, if any.

           During October 2001 the Company and the Cooperating PRP Group entered into a settlement agreement with certain Defendant Insurers (certain Underwriters at Lloyd's, London, and certain London Market Insurance Companies (the "London Market Insurers")) (the "October 2001 Settlement Agreement"). The October 2001 Settlement Agreement was consummated during February 2002, when London Market Insurers representing approximately 84.7% of the value assigned to the subject policies paid their allocated portion of the settlement amount. The Company's share of the October 2001 Settlement Agreement proceeds and interest earned during the collection of the proceeds was approximately $13,013,000 of which $9,513,000 was reported in the other income section of the Company's Consolidated Statement of Operations for the year ended December 31, 2002, net of related costs, and $3,500,000 was placed in escrow pending the outcome of litigation regarding the arbitration with SCA Services, Inc. discussed below.

          The October 2001 Settlement Agreement is intended to be, a full and final settlement that releases and terminates all rights, obligations and liabilities of participating London Market Insurers, the Company and the Cooperating PRP Group with respect to the subject insurance policies.

           Some of the Defendant Insurers are insolvent. The estates of some of these insolvent insurers have sufficient assets to make a partial contribution toward claims filed by the Company. Pursuant to their respective liquidation plans, the estates of insolvent insurers make payments toward agreed claims based upon the amount of their recovered assets and expenditures funded from such assets. The estates may elect, based upon their financial situation, to make additional distributions toward agreed claims, however there are no assurances that distributions will be paid. During June 2005 and December 2005, the Company received payment of $2,710,000 and $1,294,000, respectively, with respect to settled claims against the estates of four insolvent insurers. The four insolvent insurers are: Kingscroft Insurance Company LTD, Walbrook Insurance Company LTD, El Paso Insurance Company LTD and Mutual Reinsurance Company LTD. The total of the two payments, $4,004,000, represents approximately 92% of the total amount of the settled claims against the four estates. During July 2005, the Company received a payment of $510,000 towards the claims filed against a fifth insolvent excess insurance carrier. The total of the receipts from such claims in 2005, $4,514,000, is included in the amount reported as other income.

           The insurers that participated in the Lloyd's Settlement, the three insurers that settled in 1999 and 2000, and the five insolvent insurers represent approximately 97% of the value of the coverage provided under the policies that were the subject of the Lloyd's Suit, as measured by the liability apportioned to each of the Defendant Insurers at the time of the October 2001 settlement. Additional claims against the five estates have been barred in accordance with their liquidation plans.

           The Company continues to pursue claims against certain excess insurance carriers that have not participated in any of the previous settlements. However, the Company cannot predict the amount of the proceeds it may eventually receive on account of such claims, if any.

     Federal Tax Liabilities

         In 1991, the Internal Revenue Service (the "Service") asserted numerous adjustments to the tax liability of the Company and its subsidiaries for tax years 1980 through 1988, along with interest and penalties thereon. In 1993, after the conclusion of administrative proceedings, the Service issued a deficiency notice to the Company asserting adjustments to income of $33.3 million and a corresponding deficiency in federal income taxes of approximately $13.5 million, as well as penalties of $2.5 million and interest on the asserted deficiency and penalties. In addition, the Service challenged the carryback of losses incurred by the Company in taxable years 1989 through 1991, thereby bringing those years, which had been the subject of an ongoing audit, into the deficiency notice. On February 9, 1994, the Company filed a petition with the Tax Court contesting many of the proposed adjustments asserted in the deficiency notice entitled Transtech Industries, Inc. v. Commissioner of Internal Revenue Service. During the course of 1995, 1996, and 1998, the Company and the Service executed six stipulations of partial settlement that resolved all of the adjustments asserted in the deficiency notice. The settlements were approved by the Congressional Joint Committee on Taxation during April 2000. The Litigation was concluded during October 2000 and assessments issued during the first quarter of 2001.

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

     The Kin-Buc Landfill

           On December 30, 2004, Transtech together with its two wholly-owned subsidiaries Kin-Buc, Inc. ("Kin-Buc") and Filcrest Realty, Inc. ("Filcrest") executed consent decrees which resolved the claims brought against the Company and others by EPA, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund regarding the Kin-Buc Landfill as set forth in the consolidated cases of United States of America; New Jersey Department of Environmental Protection; and Acting Administrator, New Jersey Spill Compensation Fund v. Chemical Waste Management, Inc.; Earthline Company; Filcrest Realty, Inc.; Anthony Gaess; Inmar Associates, Inc.; Kin-Buc, Inc.; SCA Services, Inc.; SCA Services of Passaic, Inc.; Transtech Industries, Inc.; Waste Management, Inc.; and Wastequid, Inc., Civil Action No. 02-2077 (the "Lawsuit") before the U.S. District Court for the District of New Jersey (the "Court"). The Court entered the consent decrees on October 18, 2005.

           The Kin-Buc Landfill and certain neighboring property, including parcels owned by Filcrest and other third parties, are undergoing remediation pursuant to Administrative Orders issued by EPA in September 1990 and November 1992 (the "Orders") to the Company, and other responsible parties, including Inmar Associates, Inc. ("Inmar") and affiliates of Waste Management, Inc. ("WMI"). Inmar is controlled by Marvin H. Mahan, a former principal shareholder and former officer and director of the Company, and leased real property upon which the landfill is situated to the Company.

           During May, 2002 the U. S. Department of Justice, on behalf of EPA filed a suit entitled United States of America vs. Chemical Waste Management, Inc, et al, in the US District Court for the District of New Jersey (Case No. 02-2077 (DMC)). The named defendants were Transtech, Kin-Buc and Filcrest, Inmar WMI and affiliates of WMI specifically Chemical Waste Management, Inc., Earthline Company, Anthony Gaess, SCA Services,
     Inc., SCA Services of Passaic, Inc., Waste Management Holdings, Inc. and Wastequid, Inc. (WMI and its affiliates collectively referred herein as the "WMI Group"). EPA sought payment of past response costs, $3.5 million as of July 1999, allegedly incurred with respect to the Kin-Buc Landfill. In addition, EPA sought penalties for delays allegedly experienced in completing the remediation pursuant to the Orders. The amount EPA sought for penalties was not specified in the complaint, however subsequent correspondence with EPA provided revised claim amounts. The claim for unreimbursed past response costs increased to approximately $4.2 million, and the claim for penalties totaled $18.1 million. Both amounts were also subject to interest. The suit was stayed pending the outcome of mediation.

           During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund (together referred herein as the "NJ Agencies") filed a similar suit against the same respondents, entitled New Jersey Department of Environmental Protection, and Acting Administrator, New Jersey Spill Compensation Fund v. Chemical Waste Management, Inc. et. al. in the United States District Court, District of
     New Jersey (Case No. 02CV 4610 (DMC)), that sought reimbursement of unspecified past costs allegedly incurred with respect to the Kin-Buc Landfill and for unspecified alleged Natural Resource Damages. This suit was consolidated with the EPA suit brought in May 2002 discussed above and then stayed pending the outcome of mediation.

           The WMI Group had agreed to indemnify the Company against EPA and New Jersey Agencies claims for past response costs and Natural Resource Damages pursuant to the terms of a 1997 Settlement Agreement (discussed below). However, the terms of the 1997 Settlement Agreement did not provide the Company with complete indemnification against the penalties sought by EPA in this action.

           The documents entered by the Court on October 18, 2005 were (i) a Consent Decree executed by the Company, Inmar, the WMI Group, the U.S. Department of Justice and EPA on December 30, 2004 (the "Federal Consent Decree"), (ii) a contract (the "CLF Contract") between the Company and the Clean Land Fund ("CLF"), a third party non-profit organization, (iii) deeds transferring title (the "Deeds") to real property owned by Kin-Buc and certain real property owned by Filcrest (such Kin-Buc and Filcrest property referred herein as the "Subject Property") to CLF, (iv) conservation easements (the "Conservation Easements") granted by Kin-Buc and Filcrest with respect to the Subject Property to CLF, and (v) a Consent Decree among the Company, Inmar, the WMI Group and the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund also executed on December 30, 2004(the "State Consent Decree").

           The Federal Consent Decree resolved the claims of EPA as alleged in the Lawsuit. EPA agreed to accept a $2,625,000 cash payment, plus interest from November 8, 2004, from the WMI Group in satisfaction of EPA's claims for past response costs against all defendants, including the Company. EPA agreed to resolve its claim for penalties in exchange for a cash payment of $100,000, plus interest from November 8, 2004, of which approximately $35,000 was paid by the Company, plus additional consideration consisting of (a) the implementation by the Company of an Open Space Preservation Project through the granting of the Conservation Easements on the Subject Property to CLF, thereby preserving the Subject Property as open space in perpetuity, and through the execution of the Deeds thereby transferring title of the Subject Property to CLF, (b) the commitment by the Company, through CLF as its agent, to develop and implement a Wetlands Restoration and Land Management Project, described below, for parcels of the Subject Property together with, if possible, certain neighboring properties owned or leased by third parties all in accordance with the Federal Consent Decree, and (c) an initial payment of $108,000 to CLF to fund its work related to (a) and (b) above, of which the Company paid $68,000 in December 2004, pursuant to the CLF Contract. An additional $15,000 shall be paid to CLF, $5,000 of which shall be paid by the Company, if certain events transpire.

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

           The Wetlands Restoration and Land Management Project is to be accomplished through the implementation of an Open Space Land Management
     Plan, Wetlands Restoration Plan, an Initial Financing Plan and Final Financing Plan (collectively referred herein as the "Plans") that are to be developed and implemented by CLF pursuant to the CLF Contract and in accordance with a statement of work embodied in the Federal Consent Decree. The objective of the Plans is to identify, restore, maintain and make self-sustaining all historic and current wetlands on certain parcels of the Subject Property, and to the extent possible, certain neighboring property held or leased by third parties, and ensure that such properties are preserved in perpetuity as open space and managed in accordance with the terms of the Federal Consent Decree.

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

           As previously reported, in 1990, Transtech, Kin-Buc and Filcrest commenced a suit in the United States District Court for the District of New Jersey entitled Transtech Industries, Inc. et al. v. A&Z Septic Clean et al. (Civil Action No. 2-90-2578(HAA)) (the "Kin-Buc Cost Recovery Action") against non-municipal generators and transporters of hazardous waste disposed of at the Kin-Buc Landfill (the "PRPs") for contribution towards the cost of remediating the Kin-Buc Landfill. On December 23, 1997, the Company entered into four agreements which settled this suit, earlier suits and derivative lawsuits all related to the allocation of costs of remediation. One of the December 23, 1997 agreements provided SCA's Parties commitment to defend and indemnify the Company from certain future liability for and in connection with the remediation of the site.

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

     The Company commenced two separate actions during February 2004 to either vacate or modify the arbitrator's award. The first action entailed the filing of a civil complaint in the United States District Court for the District of New Jersey, entitled Transtech Industries, Inc. v. SC Holdings, Inc.. SC Holdings, Inc. is the alleged corporate successor to SCA. The second action was the filing of a motion under the Kin-Buc Cost Recovery
     Action (the existing case in the United States District Court for the District of New Jersey) under which claims related to the 1997 Agreement had been addressed. On February 17, 2004 SC Holdings, Inc. filed a complaint against the Company in the Supreme Court of New Jersey, Law Division, Middlesex County entitled SC Holdings, Inc. f/k/a SCA Services, Inc. v. Transtech Industries, Inc. (Docket No. L-1214-04). SCA sought the Court's confirmation of the arbitrator's award and a judgment in favor of SCA of $3.5 million. During April 2004, the Company and SC Holdings, Inc. agreed to be bound by the decisions and final unappealable orders rendered in the Kin-Buc Cost Recovery Action. Accordingly, SC Holdings, Inc. agreed to dismiss the suit initiated in Middlesex County and the Company agreed to dismiss the suit initiated with the United States District Court against SC Holdings, Inc.

           The arbitrator's ruling was affirmed by the District Court on October 28, 2005. In December, 2005 the Company filed an appeal of the District Court's ruling with the United States Court of Appeals for the Third Circuit (No. 05-5246). The Company cannot predict the outcome of the appeal. The amount held in escrow is not reflected on the Company's financial statements; therefore the Appeal Court's decision will not adversely impact the Company's financial statements. The Company will recognize income equal to the amount of the escrow remaining after payment of amounts due SCA in the period such funds are released from escrow.

     The Carlstadt SCP Site

          Transtech was one of 43 respondents to a September 1990 Administrative Order of EPA concerning the implementation of interim environmental remediation measures at a site in Carlstadt, New Jersey owned by Inmar and allegedly operated by Transtech as a solvents recovery plant for approximately five years ending in 1970. The site is known as the Scientific Chemical Processing Superfund Site (the "SCP Site").

          In 1988, Transtech, Inmar and Marvin H. Mahan were sued in a civil action in the United States District Court for the District of New Jersey entitled AT&T Technologies, Inc. et al. v. Transtech Industries, Inc. et al. v. Allstate Insurance Company et al. (the "AT&T Suit") by a group of generators of waste (the "AT&T Group") alleging, among other things, that the primary responsibility for the clean-up and remediation of the SCP Site rests with Transtech, Inmar and Marvin H. Mahan, individually.

          In September 1995, the Court approved a settlement of the AT&T Suit among Transtech, Inmar, Marvin H. Mahan, the AT&T Group and other generators and transporters of waste handled at the SCP Site who had contributed to the costs of the remediation of the site. Pursuant to such settlement, Transtech, Inmar and Marvin H. Mahan agreed to (i) pay $4.1 million of proceeds from settlements with primary insurers of a coverage action brought by the Company and Inmar against their primary and excess insurers, (ii) pay an additional $145,000 ($72,500 from Transtech and $72,500 from Inmar and Marvin H. Mahan), and (iii) assign their SCP Site-related insurance claims against excess insurers (see "Insurance Claims for Past Remediation Costs" above) in exchange for a complete release from these parties of all liability arising from or on account of environmental contamination at the SCP site and the parties' remediation of the same. The payments described above were made into accounts established by the AT&T Group.

          Notwithstanding the September 1995 settlement, the Company may have liability in connection with the SCP Site to EPA for its costs of overseeing the remediation of the site, and to parties who had not contributed to the remediation at the time the settlement was approved but who may later choose to do so.

          During September 2002, EPA issued a notice of potential liability and of consent decree violations to potentially responsible parties regarding the SCP Site. On November 12, 2004 an Unilateral Administrative Order (the "UAO") was issued by EPA naming fifteen companies, including the Company, as respondents. The UAO requires the respondents to "make best efforts to cooperate and coordinate with Settling Defendants" who are in the process of implementing the response actions required under the UAO. The Settling Defendants is a group of 69 PRPs that have entered into a Consent Decree that requires the implementation of the same response actions as the UAO. The response actions include the design and implementation of the remedy selected for the second operable unit ("OU2") at the SCP Site, reimburse the United States for certain past costs allegedly incurred at the SCP Site, and make payment of certain future response costs that may be incurred in connection with the implementation of the OU2 remedy. The "best efforts to cooperate and coordinate with Settling Defendants" includes the requirement to negotiate with the Settling Defendants as either to the amount of work required under the UAO the Company will be willing to assume or the amount of the cash contribution the Company is willing to make toward the implementation of the UAO. The EPA estimated the present value of the selected remedy is $7.5 million which includes capital cost of $4.7 million plus annual O&M costs of $180,000 per annum.

          The Company requested a complete and detailed accounting of the actual total expenditures for the remediation work completed at the SCP Site from the AT&T Group. The AT&T Group has relayed that in aggregate, $15 million has been expended in regard to the site. The Company, as stated above, together with the property owner, Inmar Associates, Inc., had contributed $145,000 cash and $4.1 million of proceeds from the settlement with primary insurance carriers in 1995, an additional $12.0 million from the Company's 2001 settlement with its excess insurance carriers and an additional $250,000 in 2005 from the claims being pursued against the insolvent excess carriers, toward the remediation of the SCP Site. Such contributions total $16.4 million, plus interest earned, which the Company believes should more than satisfy the share of remediation costs which made be found attributable to the Company for the SCP Site. The Company has informed EPA of its intent to comply with the UAO and cooperate and coordinate with the Settling Defendants' representative.

     Berry's Creek

           The Company was one of 158 recipients of a Notice of Potential Liability and Request to Perform Remedial Investigation/Feasibility Study (the "Notice"), dated March 9, 2006, and issued by EPA regarding the contamination of the Berry's Creek Study Area (the "Creek Area") located in Bergen County, N.J. A tributary adjacent to the SCP Site in Carlstadt, N.J. flows into Berry's Creek. The Creek Area includes the approximately seven miles long water body known as Berry's Creek, a canal, all tributaries to Berry's Creek and related wetlands. Tidal areas of the river into which Berry's Creek empties is also subject of the Notice. Each recipient of the Notice is a potentially responsible party under CERLA, and may be held liable for the cleanup of the Creek Area and costs EPA has incurred with regard to the Creek Area. Since the investigation and feasibility study regarding the scope of the remediation of the Creek Area is ongoing, and no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability, if any, with respect to the Creek Area.

           In a related matter, as previously reported, in October 1989, the Company was one of approximately 30 initial defendants sued in an action entitled Morton International, Inc. v. American Cyanamid, et al., Civil Action No.89-4290(NHP), filed in the United States District Court for the District of New Jersey, for contribution toward the cost of remediation of the Ventron/Velsicol Site and Creek Area. The plaintiff and other parties who had been ordered to remediate the Ventron/Velsicol Site (a 40 acre parcel) and the Creek Area, alleged that the Creek Area was contaminated, in part, by the Company's operations at the SCP Site. Shortly after the institution of suit, the plaintiff began negotiating with the governmental entities which ordered the remediation of the Ventron/Velsicol Site and Creek Area, as to the scope of remediation and, pending those negotiations, had stayed the suit. In August 1996, two actions filed in the United
     States District Court for the District of New Jersey entitled Morton International, Inc. v. A.E. Stanley Manufacturing Co., et al. Civil Action No.96-3609(NHP)and Velsicol Chemical Corporation, et al. v. A.E. Staley Manufacturing Co., et al. Civil Action No.96-3610 (NHP) reinstituted claims against the Company. Shortly thereafter the plaintiffs agreed to sever, stay and administratively terminate claims against those defendants, including the Company, who were named in the suits due solely to claims of alleged contamination to portions of the Creek Area beyond the Ventron/Velsicol Site.

     The Tang Site

          During November, 2001 the United States Department of Justice on behalf of EPA, filed suit against Transtech Industries, Inc. (the "Company"), entitled United States of America v. Transtech Industries, Inc., in the United States District Court, District of New Jersey (Case No. 01-5398 (WGB)), regarding a site owned by Tang Realty, Inc. ("Tang") located in Piscataway, New Jersey (the "Site"). EPA asserted claims under
     Section 107 of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") for the recovery of certain response costs associated with the site of $2.9 million (the "Response Costs"). EPA alleged that the Company is the corporate successor to the former operator at the Site, Chemsol, Inc., and had continued Chemsol's operations at the Site. The Company contested the allegations regarding successorship, and the extent of operations it may have conducted at the Site. Tang is a corporation controlled by Marvin H. Mahan, a former director and officer, and former principal shareholder of the Company. Mr. Mahan also controlled Chemsol, Inc. Tang and Mr. Mahan, individually were named as defendants in a suit brought by EPA in 2000 seeking contribution toward such unallocated remediation costs. EPA's suits against the Company, and Mr. Mahan and Tang were consolidated and then stayed pending the outcome of settlement discussions.

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

           The Defendants agreed to pay $150,000 toward reimbursement of the Response Costs. The Company paid $100,000 toward such reimbursement; Mr. Mahan and Tang paid the remaining $50,000. Mr. Mahan and Tang also agreed to market and sell the real property owned by them upon which the Site is situated, and certain lots adjoining the Site, to an EPA approved entity, and to convey the net sales proceeds from such sale(s) to EPA for application toward the Response Costs. Net sales proceeds have been defined as gross proceeds from the sale less applicable income and other taxes due from the sale, and any real estate taxes owed on the property. Mr. Mahan and Tang also agreed to establish an escrow account in the amount of $50,000 to fund the expenses incurred for the marketing and transfer of all of the property. Any balance remaining in the escrow upon completion of the sale of all of the property will be applied to the Response Costs. In exchange, EPA agreed not to sue or take administrative action against the Defendants pursuant to Sections 106 and 107(a) of CERCLA with respect to the Site, once the obligations of the Defendants stipulated in the Consent Decree are satisfied.

     General

            With respect to the ongoing matters described above, the Company  is unable to predict the outcome of these claims or reasonably estimate a range of possible loss given the current status of the claims. However, the Company believes it has valid defenses to these matters and intends to contest the charges vigorously.

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


Note 13 - Segment Information:

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

         (table in $000's)        Electricity  Environmental Corporate
                                  Generation     Services    and Other

         2005
           Gross operating revenues $   451      $   870      $    -
           Intercompany revenues(a) $    -       $  (870)     $    -
           Net operating revenues   $   451           -            -
           Depreciation expense     $     9      $    22      $    12
           Income (loss)
             from operations(b)     $   202      $  (461)     $(1,324)
           Capital expenditures     $    13      $    -       $     5
           Identifiable assets      $   127      $   815      $15,595

         2004
           Gross operating revenues $   359      $   962      $    -
           Intercompany revenues(a) $    -       $  (962)     $    -
           Net operating revenues   $   359      $    -       $    -
           Depreciation expense     $     9      $    26      $    10
           Income (loss)
             from operations(b)     $   176      $  (423)     $(1,559)
           Capital expenditures     $    -       $    30      $     2
           Identifiable assets      $   106      $   994      $13,627

          (a) Intercompany revenues reflect intercompany sales within the environmental services segment.

     (b) Income (loss) from operations of the Environmental Services segment includes accretion expense of $419,000 and $445,000 for 2005 and 2004, respectively.

          During the years ended December 31, 2005 and 2004 one customer of the Company accounted for 100% of the Company's consolidated net operating revenues.


Note 14 - Related Party Transactions:

           The Company has provided Marvin H. Mahan, a former officer and director, and former principal shareholder of the Company, and the father of three of the Company's principal shareholders, dental insurance, and fuel and service for an automobile since his retirement from the Company. Such expenses totalled approximately $2,000 for each of the years ended December 31, 2005 and 2004.

          In October 1998, the Company, entered into an agreement with Inmar, Marvin H. Mahan and Tang (collectively, the "Mahan Interests") which resolved outstanding disputes and assigned to the Company all rights of the Mahan Interests, and certain other insured entities affiliated with the Mahan Interests, as insureds and claimants under the excess insurance policies, including those policies which are now the subject of litigation initiated by the Company (see Note 12 - Legal Proceedings).

          As of December 31, 2005 and 2004 the Company's accounts included a receivable of approximately $21,000 for un-reimbursed sundry expenses paid or incurred on behalf of the Company's President and Chairman of the Board, and his affiliates.

Transtech Industries, Inc.
Report of Independent Registered Public Accounting Firm


To the Stockholders and the Board of Directors
Transtech Industries, Inc.



      We have audited the accompanying consolidated balance sheet of Transtech Industries, Inc. and subsidiaries as of December 31, 2005 and the related consolidated statement of operations, stockholders' equity, and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


                               WithumSmith+Brown, P.C.

New Brunswick, New Jersey
March 17, 2006


Transtech Industries, Inc.
Report of Independent Registered Public Accounting Firm


To the Stockholders and the Board of Directors
Transtech Industries, Inc.

      We have audited the accompanying consolidated balance sheet of Transtech Industries, Inc. and subsidiaries as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 2004 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Notes 1 and 12 to the consolidated financial statements, the Company has experienced recurring operating losses and has potentially significant ongoing environmental litigation. These factors raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                               BRIGGS, BUNTING AND DOUGHERTY, LLP

Philadelphia, Pennsylvania
March 31, 2005

Market for Common Equity

      The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 2004 through December 31, 2005. The high and low bid price information has been obtained from Prophet.Net.

  2005           High   Low             2004          High    Low
 1st quarter   $.1500 $.0500           1st quarter  $.1000  $.0500
 2nd quarter    .5000  .0600           2nd quarter   .1200   .0700
 3rd quarter    .4500  .2160           3rd quarter   .0750   .0220
 4th quarter    .3500  .2100           4th quarter   .0700   .0320

      The  above quotations represent prices between dealers and do not  include
retail  markups,  markdowns  or  commissions.   They  do  not  represent  actual
transactions.

      The number of holders of record of the Common Stock of the Company at December 31, 2005 was 266.

      The Company paid no dividends in either stock or cash during 2005 or 2004 and does not presently anticipate paying dividends in the foreseeable future.

      There have been no securities sold by the Company within the past three years without registering the securities under the Securities Act of 1933, as amended.

     There have been no repurchases made by the Company required to be disclosed by Item 703 of Regulation S-B.

Securities Authorized for Issuance Under Equity Compensation Plans

     The following table sets forth as of December 31, 2005 the number of shares of the Company's common stock, the Company's only class of equity securities, issuable upon exercise of outstanding options, warrants and other rights, the weighted average exercise price of such options, warrants and other rights and the number of shares of common stock available for future issuance pursuant to all "equity compensation plans" relating to our common stock. Equity compensation plans include those approved by our shareholders, as well as those not approved by our shareholders, including individual compensation arrangements with one or more of our officers or directors.


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




Transtech Industries, Inc.
Directory


Executive Offices:      Directors:                  Independent Certified
                                                         Public Accountants:
200 Centennial Avenue   Robert V. Silva
Suite 202               Chairman of the Board,      WithumSmith+Brown, P.C.
Piscataway, NJ 08854    President and Chief         120 Albany Street
Phone: (732) 981-0777   Executive Officer           New Brunswick, NJ 08901
Fax: (732) 981-1856     Transtech Industries, Inc.

                        Arthur C. Holdsworth, III   Transfer Agent:
                        General Sales Manager
                        Tilcon NJ Division of       Continental Stock
                        Tilcon NY, Inc.             Transfer & Trust Co.
                        Mount Hope, New Jersey      17 Battery Place
                                                    New York, NY  10004
                        Andrew J. Mayer, Jr.        212-509-4000
                        Vice President-Finance,
                        Chief Financial Officer     OTC Bulletin Board
                        and Secretary                 Symbol:
                        Transtech Industries, Inc.
                                                    TRTI
                        Officers:
                                                    Internet Address:
                        Robert V. Silva
                        President and Chief         www.
                        Executive Officer           Transtechindustries.com

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