Form 10KSB, Exhibit 13
period 2006-12-31
TRANSTECH INDUSTRIES INC
filed 2007-04-16
CIK 87799

Exhibit 13.  Annual Report to Stockholders.
























	TRANSTECH INDUSTRIES, INC.

	ANNUAL REPORT

	2006






COMPANY PROFILE



Transtech Industries, Inc.,
through its subsidiaries, provides environmental services and generates electricity for sale to a local utility. The Company's headquarters are located in Piscataway, New Jersey.







TABLE OF CONTENTS


                                                   Page

 President's Letter                                  3
 Management's Discussion and Analysis of
   Financial Condition                               4
 Consolidated Balance Sheets                        21
 Consolidated Statements of Operations              23
 Consolidated Statements of Stockholders'
   Equity                                           24
 Consolidated Statements of Cash Flows              25
 Notes to Consolidated Financial Statements         27
 Report of Independent Registered Public
   Accounting Firm                                  66
 Market for Common Equity                           67
 Securities Authorized for Issuance Under
   Equity Compensation Plans                        67
 Directory                                          69





Transtech Industries, Inc.
President's Letter

							March 2007

To Our Stockholders:

	During 2006, your company completed several steps to enhance liquidity and expand operations.

	In October, 2006 we closed on the sale of 60 acres of property in Deptford Township for proceeds of $2.1 million. Further land sales may be hampered by the proximity of the remaining property to the Kinsley's landfill and the presence of wetlands on certain parcels.

	We have invested in the major repair of a third electrical generating unit at Kinsley, which should result in some increases in revenue from the sale of electricity.

	During the year, we collected an additional $600 thousand of proceeds from certain non-settling defendants in the 1995 litigation against the excess insurers ( the Lloyds suit ).

	Over several months in 2006 we extensively investigated the acquisition of another operating company. While these negotiations did not come to fruition, we will continue our efforts to acquire additional operations during 2007.

	As always, I urge you to read the attached report and the rest of our filing on Form 10-KSB carefully.



							Sincerely,


							Robert V. Silva

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations
Selected Financial Data
(In $000's, except per share data)




Years ended December 31,                           2006            2005

Operating Revenues
   Environmental services                        $ 1,196         $   870
   Electricity generation                            364             451
   Subtotal                                        1,560           1,321
   Less intercompany sales                        (1,196)           (870)
     Net operating revenues                      $   364         $   451

Cost of Operations
   Direct operating costs                           (282)           (252)
   Selling, general and
     administrative expenses                      (1,733)         (1,363)
   Accretion expense                                (394)           (419)
     Total                                        (2,409)         (2,034)

Gain on Sale of Real Property                      1,852              -

Operating Loss                                      (193)         (1,583)

Other Income (Expense)
   Investment income                                 286             138
   Investment income on restricted
     escrow accounts                                 250             267
   Interest expense                                   (5)             (5)
   Rental income                                      75             101
   Gain from insurance claims                        600           4,514
   Miscellaneous income (expense)                    129            (334)
     Total other income                            1,335           4,681

Income Before Income Tax Expense                   1,142           3,098

Income Tax Expense                                   512           1,126

Net Income                                       $   630         $ 1,972

Basic Net Income Per Common Share                  $ .21          $  .66

Weighted Average Common Shares
Outstanding                                    2,979,190       2,979,190


Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations, cont'd
Selected Financial Data
(In $000's, except per share data)




Years ended December 31,                           2006             2005

Assets
  Current Assets                                 $ 7,401          $ 8,076
  Net Property, Plant & Equipment                  1,845            1,336
  Long-Term Assets                                 6,685            7,125

  Total Assets                                   $15,931          $16,537

Liabilities
  Current Liabilities                            $ 1,903          $ 2,619
  Long-Term Liabilities                            9,359            9,943

  Total Liabilities                               11,262           12,562

Stockholders' Equity                               4,669            3,975

Total Liabilities & Stockholders' Equity         $15,931          $16,537




Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations, cont'd



Introduction

	The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related notes, which provide additional information concerning the Company's financial activities and condition.

	Certain reclassifications have been made to the 2005 financial statements in order to conform to the presentation followed in preparing the 2006 financial statements.

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

	The Company and certain subsidiaries previously participated in the resource recovery and waste management industries. These activities included the hauling of wastes, and the operation of three landfills and a solvents recovery facility. The last of these operations ceased in 1987, but the Company continues to own and/or remediate the landfills and has both incurred and accrued for the substantial costs associated therewith. As of December 31, 2006 the Company's accrual for post-closure costs, net of restricted escrow accounts dedicated to the funding of such post-closure costs, was approximately $1.9 million.

	The Company has incurred significant professional fees and administrative expenses for litigation related to its past activities in the resource recovery and waste management industries, and against certain excess insurance carriers for reimbursement of past remediation expenditures, as well as litigation before the U.S. Tax Court which concluded during 2000. As of December 31, 2006, the Company owes approximately $1.2 million for federal income tax and interest as a result of the settlement of such litigation in the U.S. Tax Court discussed further below.

	As discussed in detail in this report, the Company has aggressively pursued various alternatives to raise cash to fund its liabilities and expenses. The Company sold certain operations and certain property held for sale during the 1980s and 1990s. During 2002, the Company consummated an agreement that settled its claims against certain excess insurance carriers for $13 million, and pursued its claims against other excess insurance carriers which resulted in approximately $600,000 and $4.5 million of proceeds received during 2006 and 2005, respectively.

	During 2006, the Company completed the sale of certain real property held for sale which yielded proceeds of approximately $2.1 million (see Note 4 to the Company's Consolidated Financial
Statements).

	The Company continues to pursue its claims against the non-settling excess insurance carriers and the sale of certain property. The Company cannot ascertain whether the timing and the amount of cash generated from the Company's remaining operations and its continuing efforts to sell such assets and otherwise enhance liquidity will be sufficient to discharge the Company's other liabilities and its continuing operating liabilities as they come due (see the discussion of "Liquidity and Capital Resources" below and Note 12 to the Company's Consolidated Financial Statements).

Operating Revenues

	Consolidated net operating revenues were $364,000 for the year ended December 31, 2006, a decrease of $87,000 or 24%, compared to $451,000 for the year ended December 31, 2005. Consolidated operating revenues by business segment for each of the four quarters within the years ended December 31, 2006 and 2005 were as follows (in $000):

                                      - Quarter -           Total
2006                          1st    2nd     3rd     4th     Year

  Environmental Svcs.        $253   $357    $341    $245   $1,196
  Electricity Generation      109     58     110      87      364
  Subtotal                    362    415     451     332    1,560
  Intercompany               (253)  (357)   (341)   (245)  (1,196)
  Net Operating
    Revenues                 $109   $ 58    $110    $ 87   $  364

                                      - Quarter -           Total
2005                          1st     2nd    3rd     4th     Year

  Environmental Svcs.        $207    $222   $223    $218   $  870
  Electricity Generation       96      55    145     155      451
  Subtotal                    303     277    368     373    1,321
  Intercompany               (207)   (222)  (223)   (218)    (870)
  Net Operating
    Revenues                 $ 96    $ 55   $145    $155   $  451

The environmental services segment provides construction, remedial and maintenance services at landfills, commercial and industrial sites, and installs and manages methane gas recovery operations. The environmental services segment reported $1,196,000 of gross operating revenues for 2006(prior to eliminations) compared to $870,000 for 2005. Substantially all of the environmental services segment's revenues for 2006 and 2005, were for post-closure activities conducted at sites previously operated by the Company's subsidiaries. Revenues associated with such transactions are included in gross operating revenue and eliminated in consolidation.

Post-closure work performed on a landfill owned by the Company, the Kinsley's Landfill, is submitted for reimbursement to a restricted escrow account established to finance the post-closure activities at the site (the "Kinsley's Escrow") (see Note 5 to the Company's Consolidated Financial Statements). The Company billed the Kinsley's Escrow approximately $812,000 and $831,000 for services performed during the years ended December 31, 2006 and 2005, respectively. The Company has begun re-grading a section of the Kinsley's Landfill in accordance with a plan approved by the New Jersey Department of Environmental Protection ("NJDEP"). The re-grading plan calls for the use of both recycled and non-recycled materials to fill and re-contour the areas of the mound containing depressions. The Company receives a fee to accept certain of the recycled materials. The costs incurred for re-grading activities shall be paid from such fees. However, costs incurred for re-grading activities in excess of such fees, if any, will be submitted to NJDEP for reimbursement from the Kinsley's Escrow. The gross revenue reported for the environmental services segment for the period in 2006 includes $370,000 from such fees. The Company intends to utilize recycled materials to the fullest extent possible in order to minimize the amount of re-grading costs paid from the Kinsley's Escrow, if any. Billings to the Kinsley's Escrow and for services provided to members of the consolidated group, and the fees received in conjunction with the re-grading project, are eliminated in the calculation of net operating revenue.

	The Company is continuing its efforts to expand the customer base of the environmental services segment to additional entities beyond the consolidated group. The definition of the scope, commencement and duration of one such opportunity, involving the potential beneficial use of landfill gas generated at a site located in New Jersey and owned by a third-party, is on-going. There are no assurances such efforts will result in work for the Company.

	Revenues from the segment which generates electricity using methane gas as fuel were approximately $364,000 and $451,000 for the years ended December 31, 2006 and 2005, respectively. The methane gas is a component of the landfill gas generated by the Kinsley's Landfill located in Deptford, New Jersey. The electricity generating facility consists of four trailer mounted diesel/generating units ("Gen-set(s)") each capable of generating approximately 11,000 kilowatt hours ("kWh") per day when operating at 85% capacity. Only two of the four Gen-sets were in operation during 2006 and 2005. Refurbishment of the third gen-set was completed during December of 2006, and repairs to the fourth gen-set have been deferred. Electricity generated is sold pursuant to a contract with a local utility which is currently renewed annually. Revenues are a function of the number of kWh sold, the rate received per kWh and capacity payments. The Company sold 6.5 million kWh during the year ended December 31, 2006 compared to 6.0 million kWh sold in the prior year. This increase in kWh sold is due to repairs to each of the two operating Gen-sets during 2005 that were beyond customary maintenance. The average combined rate received (per kWh and capacity payment) decreased 25.7% in the current period when compared to last year. Generally speaking, the rate received by the Company reflects the market price of fossil fuels, and is typically higher in warmer months. The decrease in the rate received during 2006 is primarily attributable to the increase of fuel prices experienced during 2005 in the aftermath of the hurricane named Katrina. The rate received in 2005 averaged 144% higher than the average rate received in the prior year. Engineering studies indicate the quantity of gas generated by the landfill is declining but project sufficient landfill gas to continue the operation of three of the existing Gen-sets through 2011 and two of the existing Gen-sets for the period of 2012 through 2017. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more off-line hours dedicated to repair and maintenance than with equipment utilizing traditional fuels.

Cost of Operations

	Consolidated direct operating costs for the year ended December 31, 2006 were $282,000, an increase of $30,000 or 12% when compared to $252,000 reported for 2005. Substantially all of the costs of operations related to the environmental services segment for 2006 and 2005 were incurred in conjunction with the services provided to members of the consolidated group as described above and, therefore, eliminated in consolidation. The costs incurred by the environmental segment remaining after the elimination of intercompany transactions were $12,000 and $3,000 for 2006 and 2005, respectively. The operating and repair costs of the electricity generating segment were $270,000 for the year ended December 31, 2006, an increase of 21,000 or 8% when compared to $249,000 reported for 2005. An additional $278,000 and $13,000 of costs incurred for re-furbishing the third gen-set and certain related equipment was capitalized during the years ended December 31, 2006 and 2005, respectively.

	Consolidated selling, general and administrative expenses for the year ended December 31, 2006 were $1,733,000, an increase of $370,000 or 27% from $1,363,000 reported for the prior year. Components of selling, general and administrative expenses for the years ended December 31, 2006 and 2005 were as follows:

                                        2006             2005
Legal expenses                     $  389,000       $  225,000
Other professional fees               158,000          174,000
Non-operating subsidiary expenses      52,000           55,000
All other administrative expenses   1,134,000          909,000
                                   $1,733,000       $1,363,000

	Legal expenses reported for 2006 and 2005 includes approximately $252,000 and $156,000, respectively, of fees for matters related to the Company's landfills or the remediation of sites to which the Company has been named as a potentially responsible party ("PRP"). Such fees were primarily attributable to matters related to the Kin-Buc Landfill and the Berry's Creek Study Area (see the discussion of Contingent Environmental Liabilities within Liquidity and Capital Resources below). The operating costs of the non-operating subsidiaries, consisting primarily of insurance premiums, franchise, corporate and real estate taxes, aggregated approximately $52,000 and $55,000 for the years ended December 31, 2006 and 2005, respectively. All other administrative expenses increased to $1,134,000 for 2006 from $909,000 for 2005, due primarily to increases in employee compensation and related expenses and bad debt expense. Approximately $101,000 of the increase in the period in 2006 is attributable to bad debt expense reported and reflects the write-off of certain receivables, and the reduction in the value of another receivable, to the Company's cost, for work performed for a third party on a gas collection system (see Note 3 to the Company's Consolidated Financial Statements). Professional fees and administrative costs continue to be incurred in support of the Company's ongoing environmental and insurance matters, business development and asset divestiture efforts (see Liquidity and Capital Resources and see Note 12 to the Company's Consolidated Financial Statements).

	Consolidated accretion expense recognized on the Company's asset retirement obligation for landfill post-closure costs was $394,000 and $419,000 for the years ended December 31, 2006 and 2005, respectively.

Consolidated Gain on the Sale of Real Property

Consolidated gain on the sale of real property of $1,852,000 represents the gain, reported net of the Company's book value of the assets sold and transaction costs, from the sale of approximately 60 acres of the Company's property located in Deptford, NJ (see Note 4 to the Company's Consolidated Financial Statements).

Operating Loss

The Company's consolidated operating loss for the year ended December
31, 2006 decreased to $193,000 from a loss of $1,583,000 reported for the prior year.

Other Income (Expense)

Consolidated investment income increased to $286,000 for the year ended December 31, 2006 from $138,000 reported for the prior year due primarily to the increase in the amount of funds available for investment and the receipt of $20,000 for interest earned on the income tax refund received during the period in 2006.

Consolidated investment income earned on restricted escrow accounts dedicated to the funding of the Company's landfill post-closure costs was $250,000 and $267,000 for the years ended December 31, 2006 and 2005, respectively.

Consolidated interest expense equaled approximately $5,000 for both years ended December 31, 2006 and 2005.

Consolidated rental income, net of related expenses, for the year ended December 31, 2006 was $75,000 compared to $101,000 reported for 2005. Income included in this category consists of income earned from the rental of certain of the Company's property held for sale (see Notes 4 and 11 to the Company's Consolidated Financial Statements), and royalty payments, reported net of commission, received from the lease of certain of the Company's real property situated beneath the lessee's landfill.

	Consolidated gain from insurance claims of $600,000 and $4,514,000 reported for the year ended December 31, 2006 and 2005, respectively, represents proceeds received from claims filed against the estates of certain of the Company's insolvent excess insurance carriers. See "Liquidity and Capital Resources - Insurance Claims for past Remediation Costs" for further discussion of this issue.

	Consolidated miscellaneous income (expense) for the years ended December 31, 2006 and 2005 was $129,000 and $(334,000), respectively. The income reported in the period for 2006 includes $129,000 received in settlement of litigation initiated by the Company regarding its interest in a former real estate partnership. The expense reported for 2005 includes a charge of $250,000 related to a payment due pursuant to a 2001 agreement that was contingent upon the Company's receipt of proceeds from claims against insolvent excess insurance carriers discussed above. The expense for 2005 also includes a charge of $84,000 due to the Company's participation in a settlement agreement, offered to potentially responsible parties deemed de minimis participants, regarding the allocation of remediation costs associated with a site located in Elkton, Maryland.

Income before Income Tax Expense

	The consolidated income before income tax expense (benefit) is $1,142,000 for the year ended December 31, 2006, compared to income of $3,098,000 for the prior year.

Income Tax Expense

	The provision for federal and state income tax expense for the years ended December 31, 2006 and 2005 equaled $512,000 and $1,126,000, respectively. During 2002, the State of New Jersey enacted state income tax legislation that, among other changes, limited the carry-forward of losses to offset up to 50% of taxable income in 2005. The increase in the effective tax rate, from 36% to 45% of pre-tax income for the years ended December 31, 2005 and 2006, respectively, was due primarily to an increase in state income taxes paid relative to income subject to tax. Income subject to state income taxes in 2005 was reported by a member of the consolidated group that was able to carry forward a greater amount of losses to offset a portion of the income subject to state income tax than was the case in 2006. In addition, the Company increased its reserve with respect to deferred state tax assets in 2006.

Net Income

	Net income for the year ended December 31, 2006 was $630,000 or $.21 per share, compared to a net income of $1,972,000 or $.66 per share, for the year ended December 31, 2005.

Liquidity and Capital Resources

General

	The Company faces significant short-term and long-term cash requirements for (i) funding its professional and administrative costs,
(ii) federal income taxes and interest, and (iii) funding post-closure costs and other expenses associated with sites of past operations. As discussed in detail below in the notes to the Company's consolidated financial statements for the year ended December 31, 2006, the Company owes the Internal Revenue Service (the "Service") approximately $1.2 million as a result of the settlement of issues before the U.S. Tax Court regarding the Company's income tax liability for the years 1980 through 1991. The Company's past participation in the waste handling, treatment and disposal industries subjects the Company to additional claims that may be made against the Company for the remediation of sites in which the Company is deemed a potentially responsible party, and future events or changes in environmental laws or regulations, that cannot be predicted at this time, which could result in material increases in post-closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

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

Statement of Cash Flow

	Net cash used in operating activities for the year ended December 31, 2006 was $1,554,000 versus net cash provided by operating activities of $3,390,000 reported for the prior year. The primary source of net cash provided from operations for the year ended December 31, 2005 was the receipt of $4,514,000 of proceeds from claims filed against the estates of certain of the Company's former, now insolvent, excess insurance carriers. The cash received from customers reported for 2005 includes the collection of receivables due for work performed by the Company at the Southern Ocean Landfill prior to 2004. The primary use of cash in both periods was the amount paid to suppliers and employees. A significant use of cash in operating activities for the period in 2006 was the payment of $1,105,000 toward income taxes accrued for both 2006 and 2005, reported net of a $436,000 federal income tax refund received during May 2006, and for both 2006 and 2005, $219,000 paid toward federal income taxes due pursuant to the Company's Offer in Compromise, as discussed below. Payments of landfill post-closure costs related to the Kinsley's Landfill and the Mac Landfill were $683,000 and $754,000 for 2006 and 2005, respectively. Certain post-closure maintenance costs of the Kinsley's Landfill are initially paid by the Company, such as personnel costs and other necessary materials or services for which credit terms are limited. The Company seeks reimbursement for such payments from the restricted escrow accounts dedicated to fund the post-closure costs of the Kinsley's Landfill. The proceeds from post-closure escrow funds reported for 2006 and 2005, $424,000 and $734,000 respectively, were received from the Kinsley's
Escrow. Post-closure costs of the Mac Landfill are funded from the Company's general funds, and equaled $13,000 and $20,000 for the period in 2006 and 2005, respectively. See Note 9 to the Company's Consolidated Financial Statements for further discussion of the Company's landfill post-closure cost obligations.

Net cash flow from investing activities of $1,099,000 reported for the year ended December 31, 2006 reflects the receipt of $1,738,000 in proceeds from the sale of the 60 acres of real property discussed below and in Note 3 to the Company's Consolidated Financial Statements, reported net of (i) transaction costs, (ii) $100,000 paid to the buyer as a security deposit for certain performance obligations related to the sale and (iii) ancillary charges. Net cash flow used in investing activities of $2,337,000 reported for the year ended December 31, 2005, reflects the investment of the net cash provided by operating activities. The amount of funds invested in marketable securities during 2005 was greater than the amount of funds utilized for operations or retained as cash equivalents. Capital expenditures of $431,000 for the period in 2006 include $278,000 expended for refurbishing a Gen-Set, $106,000 expended toward the construction of a replacement maintenance facility at Kinsley's Landfill, $28,000 for a vehicle and the balance of $19,000 for miscellaneous equipment. Capital expenditure of $17,000 for the period in 2005 includes $13,000 for refurbishing gas blowers utilized in the Gen-sets, and the balance for miscellaneous equipment. The cash flow used in financing activities for 2006 was $15,000 versus $20,000 provided by financing activities reported for the period last year.

As a result of these activities, funds held by the Company in the form of cash and cash equivalents decreased as of December 31, 2006 to $1,601,000 from $2,071,000. The sum of cash, cash equivalents and marketable securities as of December 31, 2006 equaled $6,246,000 versus $6,516,000 in the prior year.

	Working capital was $5,498,000 and $5,457,000 for the years ended December 31, 2006 and 2005, respectively, and the ratio of current assets to current liabilities was 3.9 to 1 as of December 31, 2006 and 3.1 to 1 as of December 31, 2005.

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

	The Offer commits the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest discussed above. A payment of $810,000 was made during October 2004, and the balance due of $1,680,000 is being paid in monthly installments over nine years as follows: (a) $18,230 per month for each of the forty-eight months beginning August 2004, and (b) $13,416 per month for each of the following sixty months beginning August 2008. As of December 31, 2006, the total of the remaining installments payable pursuant to the Offer equaled $1,151,000. The Service does not impose interest on amounts payable pursuant to the Offer. The Company will be permitted to receive refunds of prior tax overpayments and from the carryback of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.

Post-Closure Costs

As of December 31, 2006, the Company has accrued $9.4 million for its estimated share of post-closure costs related to two of the Company's former landfill operations; the Kinsley's Landfill and Mac Landfill. Approximately $7.6 million is held in escrow for the post-closure activities of the Kinsley's Landfill (see Notes 5 and 9 to the Company's Consolidated Financial Statements). All disbursements from such escrow must be approved by the NJDEP. The NJDEP has requested the Company to prepare a projection of the costs of post-closure activities at the Kinsley's Landfill, and has suspended reimbursement from such escrow until the projection is completed.

Contingent Environmental Liabilities

During November 2004, the Company along with fourteen other potentially responsible parties were named as respondents to an Unilateral Administrative Order issued by the United States Environmental Protection Agency ("EPA")regarding the Scientific Chemical Processing Superfund Site (the "SCP Site") located in Carlstadt, New Jersey, which has been undergoing remediation pursuant to Unilateral Administrative Order issued in 1990. The November 2004 Unilateral Administrative Order seeks contribution from the fifteen respondents, and a group of sixty nine other potentially responsible parties, toward the remediation of an area designated Operable Unit 2, estimated to cost $7.5 million, and $2.0 million of past oversight and administrative costs (see Part II, Item 1. Legal Proceedings). The Company ceased operations of a solvents recovery facility at the site in 1970. The Company, together with the property owner, have contributed cash and proceeds from insurance settlements toward the remediation of the SCP Site. Such contributions total $16.4 million through December 31, 2005, plus interest earned thereon, which the Company believes should satisfy the share of remediation costs which could be found attributable to the Company for the SCP Site.

	The Company was one of 158 recipients of a Notice of Potential Liability and Request to Perform Remedial Investigation/Feasibility Study (the "Notice"), issued by the EPA on March 9, 2006, regarding the contamination of the Berry's Creek Study Area (the "Creek Area") located in Bergen County, N.J. A tributary adjacent to the SCP Site in Carlstadt,
N.J. flows into Berry's Creek. The Creek Area includes the approximately seven miles long water body known as Berry's Creek, a canal, all tributaries to Berry's Creek and related wetlands. Tidal areas of the river into which Berry's Creek empties are also subject of the Notice.
Each recipient of the Notice is designated as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), and may be held liable for the cleanup of the Creek Area and costs the EPA has incurred with regard to the Creek Area.
The investigation and feasibility study regarding the scope of the remediation of the Creek Area is ongoing. The selection of the ultimate remediation methodology from alternative approaches is to be made by the EPA in 2010. Since no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability, if any, with respect to the Creek Area.

      The Kin-Buc Landfill is located in Edison, New Jersey, and was operated on property both owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"). Operations at the Kin-Buc Landfill ceased in 1977. The operation and maintenance of remedial measures implemented at the Kin-Buc Landfill continue pursuant to the provisions of Administrative Orders issued by the EPA to the Company and other respondents, including SCA Services, Inc. ("SCA"), an affiliate of Waste Management, Inc. ("WMI"). During December 1997, the Company entered into four agreements which settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill and substantially relieved the Company from certain future obligation with respect to the site. As part of the settlement, SCA agreed to defend and indemnify Transtech, Kin-Buc and another subsidiary, Filcrest Realty, Inc. ("Filcrest") from claims by non-settling non-municipal waste and municipal waste potentially responsible parties in the litigation. SCA also agreed to defend and indemnify the Company from certain liabilities in connection with the remediation of the Kin-Buc Landfill. However, the Company remains a responsible party under the Administrative Orders issued by the EPA discussed above, and continues to incur administrative and legal costs for issues and activities related to the site.

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

	In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed above, the Company agreed to allow SCA to claim against a portion of the proceeds, not to exceed $3.5 million, arising from the Company's litigation against its excess insurance carriers. In accordance with the terms of the 1997 settlement, $3.5 million of the proceeds from the Company's 2001 settlement with certain of the carriers was placed in escrow until the amount of such obligation is determined. A dispute regarding the calculation of the amount of such claim was submitted to arbitration for resolution. The arbitrator's award to SCA is the subject of litigation initiated by the Company in February 2004. The arbitrator's ruling was affirmed by the Court on October 31, 2005. The Company has filed an appeal of the Court's ruling (see Note 12 to the Company's Consolidated Financial Statements). The funds held in escrow are not recorded on the Company's financial statements; therefore an adverse decision by the Appellate Court will not impact the Company's financial statements.

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

Insurance Claims for Past Remediation Costs

	In February 2002, the Company consummated a settlement of litigation it had commenced in 1995 against its excess insurers who provided coverage during the period of 1965 through 1986 (the "Lloyds Suit"). Many of the non-settling insurance companies are insolvent; however the estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company. During the year ended December 31, 2006, the Company received total proceeds of $600,000 on claims filed against the estates of insolvent excess insurance carriers. During the year ended December 31, 2005 the Company received proceeds of $4,514,000 on claims filed against the estates of excess insurance carriers. Pursuant to an agreement reached in 2001 between the Company and certain members of a group of potentially responsible parties (the "AT&T Group"), the AT&T Group members received $250,000 of that collected from the non-settling excess insurers, net of attorney fees and expenses. The Company recognized a charge in this amount in its financial statements for the year ended December 31, 2005. As of December 31, 2006, the Company has resolved claims against excess insurers representing approximately 98% of the value assigned to the coverage provided under the policies that were the subject of the Lloyds Suit.

Sale of Real Property

      	On October 19, 2006, the Company completed the sale of approximately 60 acres of real property located in Deptford, N.J. pursuant to the contract with BWF Development, Inc. ("BWF"). The property adjoins the Kinsley's Landfill and was reported as assets held for sale on the Company's Consolidated Balance Sheet as of December 31, 2005, at a cost, net of depreciation, of $190,000. The real estate sold consists of approximately 45 acres of usable land and 15 acres of wetlands upon which two metal buildings and two private residences are situated. The Company continues to own approximately 364 contiguous acres adjacent to the property sold, of which approximately 110 acres is occupied by the closed Kinsley's Landfill. The gross purchase price for the land and buildings was $2,244,500, consisting of (a) a base price of $2,153,000, plus (b) a portion, $90,000, of the monthly payments paid by BWF prior to closing in accordance with the Agreement, plus (c) $1,500 representing the portion of the monthly payment due from BWF for October 2006. The total of the monthly payments, $216,000, was applied toward the gross purchase price, and the balance due of $2,028,500 was paid in cash at closing. The building currently utilized to store the Company's machinery and equipment is located on the property sold. The Company is permitted to utilize the building through June 2007, and is constructing a replacement building. The Company has reported a net gain of $1,852,000 from the sale in its results for the year-ended December 31, 2006. See Note 4 to the Company's Consolidated Financial Statements for additional details.

	The Company is pursuing the disposition of its remaining property through the sale of individual parcels and/or groups of parcels (including approximately 110 acres upon which the landfill owned and operated by Kinsley's Landfill, Inc. is situated). The Company is unable to determine when sale(s) of the remaining parcels will ultimately be consummated and proceeds received given the proximity of the properties to the landfill, access issues and the location of wetlands on certain properties.


Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)




December 31,                                         2006          2005

Assets

Current Assets
  Cash and cash equivalents                        $ 1,601       $ 2,071
  Marketable securities                              4,645         4,445
  Accounts receivable - trade                           29            57
  Refundable income taxes                               88           436
  Deferred tax asset                                    -             22
  Prepaid expenses and other                            25            57
  Restricted escrow accounts for post-
    closure costs                                    1,013           988
    Total current assets                             7,401         8,076

Property, Plant and Equipment
  Land                                               1,067         1,067
  Buildings and improvements                           354           125
  Machinery and equipment                            3,421         3,098
    Total gross assets                               4,842         4,290
  Less accumulated depreciation                      2,997         2,954
    Net property, plant and equipment                1,845         1,336

Other Assets
  Restricted escrow accounts for post-
    closure costs                                    6,543         6,692
  Assets held for sale                                  -            190
  Other                                                142           243
    Total other assets                               6,685         7,125

  Total Assets                                     $15,931       $16,537




	See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's, except share data)


December 31,                                         2006          2005

Liabilities and Stockholders' Equity

Current Liabilities
 Current portion of long-term debt                 $    14       $    21
 Accounts payable                                      217           181
 Current portion of income taxes payable               219           219
 Accrued income taxes                                   48           577
 Accrued professional fees                             326           318
 Accrued miscellaneous liabilities                      66           315
 Current portion of accrued post-closure costs       1,013           988
   Total current liabilities                         1,903         2,619

Long-Term Liabilities
 Long-term debt                                         27            34
 Income taxes payable                                  933         1,151
 Accrued post-closure costs                          8,399         8,758
   Total long term liabilities                       9,359         9,943

Stockholders' Equity
 Common stock, $.50 par value,
   10,000,000 shares authorized:
   4,864,940 shares issued                           2,432         2,432
 Additional paid-in capital                          1,450         1,450
 Retained earnings                                  11,821        11,191
 Accumulated other comprehensive loss                  (20)          (84)
   Sub-Total                                        15,683        14,989
 Treasury stock, at cost - 1,885,750 shares        (11,014)      (11,014)
   Total stockholders' equity                        4,669         3,975

Total Liabilities and
   Stockholders' Equity                           $ 15,931      $ 16,537


	See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)



Years ended December 31,                             2006          2005

Net Operating Revenues                             $   364       $   451

Cost of Operations
   Direct operating costs                             (282)         (252)
   Selling, general and
     administrative expenses                        (1,733)       (1,363)
   Accretion expense                                  (394)         (419)
     Total                                          (2,409)       (2,034)

Gain on sale of real property                        1,852            -

Operating Loss                                        (193)       (1,583)

Other Income (Expense)
   Investment income                                   286           138
   Investment income on landfill
     escrow accounts                                   250           267
   Interest expense                                     (5)           (5)
   Rental income                                        75           101
   Gain from insurance claims                          600         4,514
   Miscellaneous income (expense)                      129          (334)
     Total other income                              1,335         4,681

Income Before Income Tax Expense                     1,142         3,098

Income Tax Expense                                     512         1,126

Net Income                                         $   630      $  1,972

Basic Net Income Per Common Share                  $   .21       $   .66

Weighted Average Common Shares Outstanding       2,979,190     2,979,190




	See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity
(In $000's)


Years ended December 31,                             2006          2005

Common Stock
  Balance at January 1 and December 31             $ 2,432       $ 2,432

Additional Paid-In Capital
  Balance at January 1 and December 31               1,450         1,450

Retained Earnings
  Balance at January 1                              11,191         9,219
    Net income                                         630         1,972
  Balance at December 31                            11,821        11,191

Accumulated Other Comprehensive Income
  Balance at January 1                                 (84)            5
  Change in unrealized gain (loss) on
  available-for-sale securities net of tax:
    Unrealized gain (loss) arising during the
      period (net of deferred income tax
      of $0 and $2, respectively)                       64           (89)
  Balance at December 31                               (20)          (84)

Treasury Stock
  Balance at January 1 and December 31             (11,014)      (11,014)

Total Stockholders' Equity                         $ 4,669       $ 3,975

Comprehensive Income
  Net Income                                       $   630       $ 1,972
  Other comprehensive income (loss), net of tax:
    Unrealized gains (losses) on available
    for sale securities:
    Unrealized gain (loss) arising during the
      period (net of deferred income tax
      of $0 and $2, respectively)                       64           (89)

Comprehensive Income                               $   694       $ 1,883


	See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)

Years ended December 31,                             2006          2005

Increase (Decrease) in Cash
  and Cash Equivalents

Cash Flows from Operating Activities:
   Cash received from customers                    $   392       $   761
   Cash paid to suppliers and employees             (1,886)       (1,601)
   Interest and dividends received                     286           138
   Proceeds from insurance claims                      600         4,514
   Other income received (expense paid)                206          (233)
   Interest paid                                        (5)           (5)
   Income tax paid, net of refunds                    (888)         (164)
   Payment of landfill post-closure costs, net
     of proceeds from escrow of $424 and
     $734, respectively                               (259)          (20)
     Net cash provided by (used in)
       operating activities                         (1,554)        3,390

Cash Flows from Investing Activities:
   Proceeds from maturity of marketable
     securities                                     11,931         4,459
   Purchase of marketable securities               (12,140)       (6,907)
   Collections on note receivable                        1             6
   Proceeds from sale of real property               1,738            -
   Proceeds from escrow funds from sale of
     Subsidiary                                         -            123
   Purchase of plant and equipment                    (431)          (18)
     Net cash used in investing
       activities                                    1,099        (2,337)

Cash Flows from Financing Activities:
   Proceeds from vehicle financing                      25            -
   Principal payments on vehicle financing             (40)          (20)
     Net cash used in financing activities             (15)          (20)

Net increase (decrease) in cash
  and cash equivalents                                (470)        1,033
Cash and cash equivalents at
  beginning of year                                  2,071         1,038

Cash and cash equivalents at
  end of year                                      $ 1,601       $ 2,071

	See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


Years ended December 31,                             2006          2005

Reconciliation of Net Income to Net Cash
Provided by (Used in) Operating Activities:
Net income                                         $   630       $ 1,972
Adjustments to Reconcile Net Income to Net Cash
Provided by (Used in) Operating Activities:
  Depreciation                                          49            43
  Provisions for losses on accounts receivable          74           (31)
  Gain from sale of real property                   (1,851)           -
  Accretion expense                                    394           419
  Earnings on landfill escrow accounts                (250)         (267)
  Deferred income tax provision                         27           (24)
(Increase) decrease in assets:
  Accounts receivable, net                              28           318
  Refundable income taxes                              348           675
  Prepaid expenses and other                            31            -
Increase (decrease) in liabilities:
  Accounts payable and accrued miscellaneous
    liabilities                                        (35)           49
  Accrued income taxes                                (529)          529
  Accrued professional fees                              8           (54)
  Income tax payable                                  (219)         (219)
  Landfill post-closure costs, net of proceeds
    from escrow of $424 and $734, respectively        (259)          (20)
  Net Cash Provided by (Used in)
  Operating Activities                             $(1,554)      $ 3,390



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

	Reclassification:

	Certain reclassifications have been made to the 2005 financial statements in order to conform to the presentation followed in preparing the 2006 financial statements. The reclassifications have no effect on previously reported income.

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

	Concentration of Credit Risk:

	Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions.
These cash investments may, at times, be in excess of the FDIC insurance or not covered by the FDIC. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss with respect to accounts receivable. During the years ended December 31, 2006 and 2005 one customer of the Company accounted for 100% of the Company's consolidated net operating revenues.

	Fair Value of Financial Instruments:

	The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of these items. The carrying amount of notes payable (including current portion) approximates fair value since such notes bear interest at current market rates.

The fair value of the income tax payable discussed in Note 7 herein equals approximately $961,000 and $1,117,000 as of December 31, 2006 and 2005, respectively, determined by discounting the installments at a rate of 6% per annum.

	Cash and Cash Equivalents:

	The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 2006 and 2005, cash and cash equivalents includes interest-bearing cash equivalents of $1,224,000 and $1,903,000, respectively.

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

	Trade Accounts Receivable:

	Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. No allowances for doubtful accounts exist as of December 31, 2006 and 2005.

Valuation of Long-Lived Assets:

	The Company periodically analyzes its long-lived assets for potential impairments, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

	Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of 3-15 years for machinery and equipment. The Company's buildings have been fully depreciated.

	Restricted Escrow Accounts for Post-Closure Costs:

	The Company provided financial assurance by depositing cash during the operating life of the Kinsley's Landfill into escrow accounts which are legally restricted for purposes of settling the closure and post-closure activities at the Kinsley Landfill site. Balances maintained in the restricted escrow accounts fluctuate based on the ongoing use of the funds for qualifying post-closure activities and the changes in the fair value of the financial instruments held in the escrow account. Any funds remaining in a restricted escrow account at the end of the monitoring period will revert to the State of New Jersey. At December 31, 2006 and 2005 the accrued post-closure liability exceeds the funds available in the restricted escrow account(s) by $1,856,000 and $2,066,000, respectively. The funds held in the restricted escrow account at December 31, 2006 and 2005 were invested in U.S. government and U.S. government backed debt securities.

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

	Revenue Recognition:

	Revenues from the sale of electricity are recognized in the period earned based on kilowatts delivered and, to a lesser extent, capacity provided.

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

	Recent Accounting Pronouncements:

	During 2006, the Financial Accounting Standards Board's (FASB) Statements of Financial Accounting Standards (SFAS) No. 123R, Share-based Payments, as amended, and No. 158, Employer's Accounting for Defined Benefit Pensions and Other Post-Retirement Plans, as amended, became effective. The adoption of SFAS No. 123R and SFAS No. 158 did not have an effect on the Company's net loss or basic loss per share for the year ended December 31, 2006.

	In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits an entity to measure certain financial assets and liabilities at fair value.
Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the potential impact of this pronouncement.


Note 2 - Marketable Securities:

At December 31, 2006, the Company's marketable securities consisted of U.S. Treasury bills classified as available-for-sale and are carried at their fair value of $4,645,000 which approximated cost. At December 31, 2005, the Company's marketable securities consisted primarily of U.S. Treasury bills classified as available-for-sale and are carried at their fair value of $4,445,000 with a cost of $4,433,000, and gross unrealized gains of $12,000. The unrealized gains related to the Company's marketable securities, net of income tax are included in accumulated other comprehensive loss in stockholder's equity (see Note
5).

	During the years ended December 31, 2006 and 2005, proceeds from the maturity of available-for-sale securities were $11,931,000 and $4,459,000, respectively. No marketable securities were sold prior to maturity during 2006 and 2005.


Note 3 - Accounts Receivable:

	Other long term assets as of December 31, 2005 includes accounts receivable of $201,000, for services provided by the Company to the Deptford Gas Company LLC ("DGC") with respect to the installation, operation and maintenance of a gas collection system at a landfill site owned by the Company. The gas collection system, which supplements an existing system, was installed in conjunction with a series of agreements regarding the use of landfill gas generated at the site and purchase of the Company's electric generating facility. During
January, 2000 the Company voided all agreements with DGC and its affiliates. The agreements with DGC and its affiliates provided that in the event of termination, DGC would submit its cost of constructing the gas collection system, determined in accordance with the agreements, to the Company for reimbursement from the escrow account established to finance the site's post-closure activities (see Note 9). After verifying such calculations were performed in accordance with the agreement, the reimbursement request was then to be reviewed by the Company's engineering firm, and then submitted to the New Jersey Department of Environmental Protection for approval. As of December
31, 2006, DGC has not provided calculations of the cost of constructing the gas collection system in accordance with the agreements. Therefore the Company has determined the collection of the Company's receivable is unlikely, and has reclassified the cost for its work performed on the gas collection system of approximately $122,000, to fixed assets and has reported the balance of the receivable, approximately $79,000, as a bad debt expense for the year ended December 31, 2006.


Note 4 - Sale of Real Property:

      As of December 31, 2005, assets held for sale consisted of real property and buildings located in Deptford, N.J. carried at a cost, net of depreciation, of $190,000. On October 19, 2006, Transtech Industries, Inc. ("Transtech"), and its wholly owned subsidiaries Birchcrest, Inc. ("Birchcrest") and Kinsley's Landfill, Inc. ("Kinsley's")(collectively referred herein as the "Company"), completed the sale of this real property and buildings pursuant to the contract with BWF Development, Inc. ("BWF"). The real estate sold consists of approximately 60 acres of land (45 acres usable land and 15 acres of wetlands), upon which two metal buildings and two private residences are situated. Kinsley's and Birchcrest continue to own approximately 364 contiguous acres adjacent to the property sold, of which approximately 110 acres is occupied by the closed Kinsley's Landfill.

     The Company initially agreed to sell property to BWF pursuant to the Agreement of Purchase and Sale dated May 17, 2001. The May 17, 2001 agreement was amended as of December 20, 2002 and on April 20, 2006 (the May 17, 2001 agreement as amended is referred herein as the "Agreement"). BWF assigned its rights and obligations under the Agreement on October 19, 2006 to a group consisting of five parties; RB-3 Associates, Benderson Properties, Inc., the Randall Benderson 1993-1 Trust, Feuerstein Associates, LLC and Wainco Properties, LLC (the five parties collectively referred herein as "Buyer").

      The gross sales price for the land and buildings was $2,244,500, consisting of (a) a base price of $2,153,000, plus (b) a portion, $90,000, of the monthly payments paid by BWF prior to closing in accordance with the Agreement, plus (c) $1,500 representing the portion of the monthly payment due from BWF for October 2006. The total of the monthly payments, $216,000, was applied toward the gross sales price, and the balance due of $2,028,500 was paid at closing.
The monthly payments had been treated as un-earned income for financial presentation purposes, and reported as an accrued miscellaneous liability. As of December 31, 2005 such payments totaled $171,000.
The Company recognized a gain from the sale of $1,852,000, net of the book value of the assets sold and transaction costs, in its consolidated Statement of Operations for the year ended December 31, 2006.

      Kinsley's and another Transtech subsidiary utilized one of the two metal buildings included in the sale to store their machinery and equipment. On October 19, 2006, Kinsley's and Buyer entered into a
Use and Occupancy Agreement that permits Kinsley's to utilize the building and an access-way from closing through June 2007, during which time Kinsley's will construct a replacement building. Kinsley's must pay rent at the rate of $2,000 per month for use of the building for the period of January 1, 2007 through June 30, 2007. No rent was payable for the period from closing to December 31, 2006. Kinsley's agreed to pay the Buyer $40,000 per month, on a pro-rated daily basis, for each day it occupies the building and access way subsequent to June 30, 2007. The Company provided the Buyer a security deposit of $100,000 to assure Kinsley's performance under the Use and Occupancy Agreement, to fund the remediation of any contamination found of the property sold that is determined to have occurred during the period of April 2006 to the closing, and the release of a $140,000 claim against the property sold related to a previously retired mortgage.

      Kinsley's and Birchcrest will no longer receive combined income of approximately $4,665 per month from the rental of the second metal building and one residence situated on the property sold. The second residence was unoccupied. Kinsley's also received rental income from leasing a portion of its property to a local radio station pursuant to a lease dated March 1, 1995, as amended (the "Tower Lease"). The radio station operates four transmission antennas on the leased property. Three of the towers are situated on property sold to the Buyer and one tower is situated on property retained by the Kinsley's. On October
19, 2006 Kinsley's assigned the Tower Lease to the Buyer, and entered into a lease with the Buyer for the portion of Kinsley's property upon which the one tower is situated. The rent payable pursuant to the Tower Lease currently equals $1,854 per month and $155 reimbursement for real estate taxes attributable to the property. Rent payable to Kinsley's from the Buyer will equal 20% of future Tower Lease rent payments and 35% of the real estate tax reimbursement payable under the Tower Lease. Kinsley's lease with the Buyer runs contemporaneously with the Tower Lease, which expires February 2010 and is renewable in five year increments through February 2030. No additional consideration was received by the Company for either the foregone rental income or the assignment of the Tower Lease.

      Birchcrest, Kinsley's and the Buyer also entered into two agreements on October 19, 2006 which grants perpetual easement rights with respect to portions of the other party's property. Specifically, Birchcrest and Kinsley's granted the Buyer easement rights for the placement and maintenance of signage along the boundary of certain lots retained by them. The Buyer granted Kinsley's easement rights that address drainage of storm-water from Kinsley's property onto a portion of the wetlands sold to the Buyer. Kinsley's agreed to perform maintenance on the area subject to such easement. No additional consideration was exchanged among the parties for the granting of the easements.

      The Company is pursuing the disposition of its remaining property through the sale of individual parcels and/or groups of parcels. The Company is unable to determine when sale(s) of the remaining parcels will ultimately be consummated and proceeds received given the proximity of the properties to the landfill, access issues and the location of wetlands on certain parcels.


Note 5 - Restricted Escrow Accounts For Post-Closure Costs:

      As of December 31, 2006 and 2005, the Company held $7,556,000 and $7,680,000, respectively, in restricted escrow accounts which are to be used to fund post-closure costs at Kinsley's Landfill. The escrow funds are legally restricted for purposes of settling closure and post-closure costs, and were established to provide financial assurance through the deposit of a portion of the tipping fee charged when the landfill was operating. The balance of funds, if any, remaining after the end of the post-closure activities will revert to the State of New Jersey. The escrow for post-closure costs primarily consists of U.S. Treasury Notes and government backed debt securities. At December 31, 2006 the securities are carried at their fair value of $7,556,000, with a cost of $7,576,000, unrealized gains of $55,000 and unrealized losses of $75,000. At December 31, 2005 the securities had a fair market value of $7,680,000, with a cost of $7,771,000, unrealized gains of $30,000 and unrealized losses of $121,000. The net unrealized losses are included in stockholder's equity for the respective periods (stockholders' equity also includes net unrealized gains related to the Company's marketable securities discussed in Note 2). The portion of the restricted escrow funds reported as current equals the current portion of post-closure costs related to the Kinsley's Landfill (see
Note 9).

      All disbursements from such escrow must be approved by the NJDEP. The NJDEP has requested the Company to prepare a projection of the costs of post-closure activities at the Kinsley's Landfill, and has suspended reimbursement from such escrow until the projection is completed.

      At December 31, 2006, the restricted escrow's investments in debt securities mature as follows (at fair value): $547,000 within one year; $5,084,000 1 to 5 years and $1,925,000 6 to 10 years.


Note 6 - Property, Plant and Equipment:

	The Company's property, plant and equipment as of December 31, 2006 and 2005 consisted of the following (table in $000's):

                                                     2006        2005

            Land                                  $ 1,067     $ 1,067
            Buildings and improvements:
			Buildings                     126         126
              Construction in process                 106          -
            Gas Collection System                     122          -
            Machinery and equipment                 3,421       3,098
              Total                                 4,842       4,290

            Less: Accumulated depreciation         (2,997)     (2,954)
                                                  $ 1,845     $ 1,336

	Depreciation expense charged to operations for the years ended December 31, 2006 and 2005 was $49,000 and $43,000, respectively.

	At December 31, 2006, the Company reclassified the cost of its work performed to construct a supplemental landfill gas collection system at the Kinsley's Landfill from long term receivable to property, plant and equipment (see Note 3).

	Construction in process represents the costs incurred through December 31, 2006 to construct a replacement of the garage and workshop located on the 60 acres of property sold during October 2006 (see Note
4).


Note 7 - Income Taxes:

		The provision (benefit) for income taxes for the years ended December 31, 2006 and 2005 is based upon the Company's anticipated annual effective tax rate and consists of the following (table in $000's):

                                                     2006        2005
            Provision for operations
              Currently payable (refundable):
                Federal                            $  373      $1,005
                State                                 112         145
                                                      485       1,150
              Deferred tax (benefit):
                Federal                                21         (20)
                State                                   6          (4)
                                                       27         (24)
              Total income tax provision:
                Federal                               394         985
                State                                 118         141
                                                   $  512      $1,126

	The provisions for currently payable state income tax for the year ended December 31, 2006 and 2005 is reported net of the benefit of $39,000 and $144,000, respectively, from the carry-forward of operating losses.

	Deferred tax expense results from temporary differences as follows (table in $000's):

                                                     2006       2005
            Excess of tax over book
              (book over tax) depreciation        $   (12)    $     5
            Change in Federal valuation
              allowance (Net of $5 related
              to unrealized appreciation of
              available for sale securities)           13         (48)
            Change in state valuation allowance        (7)       (285)
            State net operating loss carryforwards     11         275
            Allowance for bad debts and other
              valuation allowance                      15          23
            Post-Closure costs                          7           6
            Deferred tax expense (benefit)        $    27     $   (24)

	Deferred tax assets and liabilities at December 31, 2006 and 2005 were comprised of the following (table in $000's):

                                                     2006        2005
            Deferred tax assets
              Allowance for doubtful accounts
                and other valuation allowance     $    -     $     15
              Post-Closure costs                       10          17
              State tax accrual relating to
                tax audit                              16          16
              Depreciation                             54          40
              State net operating loss
                carryforwards                         436         372
              Subtotal                                516         460
              Valuation allowance for deferred
                tax assets                           (516)       (433)
              Total                                    -           27

             Deferred tax liabilities
              Unrealized appreciation of
                equity securities                      -           (5)
            Net deferred tax asset                $    -     $     22

	The Company has recorded valuation allowances of $516,000 and $433,000 as of December 31, 2006 and 2005, respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

	The State of New Jersey enacted state income tax legislation that, among other changes, limited the amount of losses a company may carry-forward to offset taxable income to 50% of taxable income for 2005.
The calculation of the above provision includes available state net operating loss carry-forwards as permitted. At December 31, 2006 the Company and its subsidiaries had state net operating loss carryforwards of $4,992,000 which expire at various dates through December 31, 2013.

	The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss) before tax by the applicable statutory U.S. federal income tax rate (table in $000's):
                                                     2006        2005
           Tax expense computed by applying U.S.
             federal income tax rate to income
             before income taxes                   $   390     $1,060
           Elimination of federal tax on:
             Accretion expense                         134        143
             Investment income on landfill
               escrow accounts                         (85)       (91)
           Non-taxable interest income                 (16)        (9)
           Increases (reductions) in taxes
             resulting from valuation allowance:
             Federal deferred tax
               valuation allowance                      13        (47)
           State taxes net of federal benefit           72        100
           Change in estimate                           -         (37)
           Other permanent items - net                   4          7
                                                   $   512    $ 1,126

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

In June 2004 the Company submitted an amended Offer in Compromise
(the "Offer") that was accepted by the Service by letter dated July 21, 2004. As of the date the Offer was accepted, the Company had accrued taxes and interest on the accrued taxes of approximately $896,000 and $3,926,000, respectively. The Offer commits the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest. A payment of $810,000 was made during October 2004, and the balance of $1,680,000 is being paid in monthly installments over nine years as follows: (a) $18,230 per month for each of the forty-eight months beginning August 2004, and (b) $13,416 per month for each of the following sixty months beginning August 2008.
The installments paid through December 31, 2006 total $529,000. The approximate amount due for the five years subsequent to December 31, 2006 are as follows: $219,000 for 2007; $195,000 for 2008; and $160,000 for 2009, 2010 and 2011. The amount of the payments due during the twelve months subsequent to December 31, 2006 has been classified as a current liability. The balance of the payments due has been classified as a long-term liability. The Service does not impose interest on amounts payable pursuant to the Offer. The Company will be permitted to receive refunds of prior tax overpayments and from the carryback of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.

The Company accrued estimated state income taxes and interest throughout the course of the negotiations and settlements reached with the Service and paid state income taxes and interest of approximately $80,000 in 2003 with the filing of amended state tax returns reflecting adjustments to previously reported income resulting from the settlements with the Service. State tax authorities may assert that additional interest and penalties are owed in connection with the state tax liability arising from these settlements. The accrued income taxes classified as current as of December 31, 2006 includes $48,000 for accrued state interest.


Note 8 - Long-term Debt:

		Long-term debt consists of the following as of December 31, 2006 and 2005 (table in $000's, except for monthly installment amounts):

                                                     2006        2005

            Note payable to bank due in monthly
              installments of $691, including
              interest at 7.0% per annum, to
              August 2007; secured by a vehicle
              carried at a net book value of $13.    $  5        $ 12

            Note payable to a finance company,
              non-interest bearing, due in monthly
              installments of $884, including
              effective interest at 5.5% per
              annum, repaid during 2006.               -           26

            Note payable to a finance company, due
              in monthly installments of $459,
              including interest at 7.99% per
              annum, to August 2009; secured by
              a vehicle carried at a net book value
              of $16.                                  13          17

            Note payable to a bank, due in monthly
              installments of $505, including
              interest at 7.75% per annum, to June
              2011; secured by a vehicle carried
              at a net book value of $24.              23         -

            Total long-term debt                       41          55
                Less: Current portion                  14          21
            Long-term portion                        $ 27        $ 34

		Aggregate maturities of long-term debt for years subsequent to December 31, 2006 are as follows: 2007 - $14,000; 2008 - $10,000; 2009
- $9,000; 2010 - $5,000 and 2011 - $3,000.


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

	The following table summarizes the actual activity in the Company's asset retirement obligation liabilities for post-closure costs for the years ended December 31, 2006 and 2005 (table in $000):

                                         Years Ended December 31,
                                             2006      2005

      Asset retirement obligation
        liability, beginning of year        $ 9,746    $10,195
      Accretion expense                         394        419
      Obligations settled during
        the period                             (844)      (868)
      Other adjustments                         116         -
      Asset retirement obligation
        liability, end of year                9,412      9,746
          Less: Current portion               1,013        988
          Long-term portion                 $ 8,399    $ 8,758

	The amount reported as current portion represents an estimate of the cost to be incurred during the subsequent twelve months. The
Company's estimates of post-closure costs in today's dollars for each of the next five years are: $1,013,000; $986,000; $955,000; $937,000 and $920,000, respectively.

	The post-closure maintenance costs of the Kinsley's Landfill are funded from a restricted escrow account (see Note 5).

	The Company has begun re-grading a section of the Kinsley's Landfill in accordance with a plan approved by the New Jersey Department of Environmental Protection ("NJDEP"). The re-grading plan calls for the use of both recycled and non-recycled materials to fill and re-contour the areas of the mound containing depressions. The Company receives a fee to accept certain of the fill materials. The costs incurred for re-grading activities shall be paid from such fees. However, costs incurred for re-grading activities in excess of such fees, if any, will be submitted to NJDEP for reimbursement from the Kinsley's Escrow. The amount reported as Other adjustments in the above table equals the proceeds generated from the materials received in the re-grading project at the Kinsley's Landfill less related re-grading expenses.

	The Company's total and current portion of accrued post-closure costs by site are as follows (table in $000's):

                                                 2006       2005

            Kinsley's landfill                 $ 9,385    $ 9,706
            Mac landfill                            27         40
            Total                              $ 9,412   $  9,746

            Kinsley's landfill                 $   986    $   969
            Mac landfill                            27         19
            Current portion                    $ 1,013    $   988

	The Company intends to annually review its calculations with respect to landfill asset retirement obligations unless there is a significant change in the facts and circumstances related to a landfill during the year, in which case the Company will review its calculations after the significant change has occurred.

	Contingent Environmental Liabilities

	During November 2004, the Company along with fourteen other potentially responsible parties was named as respondents to an Unilateral Administrative Order issued by the United States Environmental Protection Agency ("EPA") regarding a site located in Carlstadt, New Jersey. The site is known as the Scientific Chemical Processing Superfund Site (the "SCP Site") and has been undergoing remediation pursuant to an Administrative Order issued by the EPA in 1990. The November 2004 Unilateral Administrative Order seeks contribution from the fifteen respondents and a group of sixty nine other potentially responsible parties, toward the remediation of an area designated Operable Unit 2, estimated to cost $7.5 million, and reimbursement to the EPA of $2.0 million of alleged past oversight and administrative costs (see Note 12). The Company ceased operations of a solvents recovery facility at the site in 1970. The Company, together with the property owner, have contributed cash and proceeds from insurance settlements toward the remediation of the SCP Site. Such contributions total $16.4 million through December 31, 2006, plus interest earned thereon, which the Company believes should satisfy the share of remediation costs which could be found attributable to the Company for the SCP Site.

	The Company was one of 158 recipients of a Notice of Potential Liability and Request to Perform Remedial Investigation/Feasibility Study (the "Notice"), issued by the EPA on March 9, 2006, regarding the contamination of the Berry's Creek Study Area (the "Creek Area") located in Bergen County, N.J. A tributary adjacent to the SCP Site flows into Berry's Creek. The Creek Area includes the approximately seven miles long water body known as Berry's Creek, a canal, all tributaries to Berry's Creek and related wetlands. Tidal areas of the river into which Berry's Creek empties are also subject of the Notice. Each recipient of the Notice is designated as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), and may be held liable for the cleanup of the Creek Area and costs the EPA has incurred with regard to the Creek Area. The investigation and feasibility study regarding the scope of the remediation of the Creek Area is ongoing. The selection of the ultimate remediation methodology from alternative approaches is expected to be made by the EPA in 2010. Since no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability, if any, with respect to the Creek Area and consequently no liability has been recorded on the Company's financial statements.

   The Kin-Buc Landfill, located in Edison, New Jersey, and operated on property both owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"), ceased operations in 1977. The operation and maintenance of remedial measures implemented at the Kin-Buc Landfill continue pursuant to the provisions of Administrative Orders issued by EPA to the Company and other respondents, including SCA Services, Inc. ("SCA"), an affiliate of Waste Management, Inc. ("WMI"). On December 23, 1997, the Company entered into four agreements that settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill and substantially relieved the Company from certain future obligation with respect to the site. As part of the settlement, SCA agreed to defend and indemnify Transtech, Kin-Buc and another subsidiary, Filcrest Realty, Inc. ("Filcrest") from claims by non-settling non-municipal waste and municipal waste potentially responsible parties in the litigation. SCA also agreed to defend and indemnify the Transtech entities from certain liabilities in connection with the remediation of the Kin-Buc Landfill (see Note 12- Legal Proceedings "The Kin-Buc Landfill"). However, the Company remains a responsible party under the Administrative Orders issued by EPA discussed above, and may continue to incur administrative and legal costs for issues and activities related to the site.

	Operation and maintenance of the treatment plant and other remedial measures required by EPA at the Kin-Buc Landfill pursuant to the Administrative Orders is being conducted by an affiliate of SCA. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, was estimated at the time of the December 1997 settlement to be in the range of approximately $80 million to $100 million. In conjunction with the remediation, 26 acres of undeveloped land neighboring the site and owned by Filcrest were utilized for the construction of the containment system, treatment plant and related facilities.

	During May 2002, the Company and other respondents to the Administrative Orders were named as defendants to a suit filed by the Office of the United States Attorney in which EPA seeks reimbursement of costs it allegedly incurred and penalties for past construction delays. During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund filed a similar suit against the same respondents, seeking reimbursement of past costs it allegedly incurred with respect to the site and for alleged natural resource damages. During December 2004, the Company entered into a consent decree which resolved these suits (see Note 12 - Legal Proceedings "The Kin-Buc Landfill" for a discussion of these matters).

	Tang Realty, Inc. ("Tang"), a company owned and controlled by Marvin H. Mahan, (a former director and officer, and former principal shareholder of the Company) and the Company entered into a settlement agreement (the "Tang Agreement") in 1988 regarding the costs of remediation of certain property in Piscataway, New Jersey owned by Tang (the "Tang Site") pursuant to which the Company assumed all future remediation costs in connection with the Tang Site. In October 1990, the Company rescinded the Tang Agreement based on a reassessment of its involvement at the site. As of the date of the rescission, the Company had paid approximately $4,300,000 to Tang in reimbursement for damages and actual remediation costs incurred. On November 20, 2001 EPA filed suit against the Company and others seeking reimbursement for $2,900,000 of unallocated remediation costs. During April 2004 a consent decree settling the suit was approved by the Court (see Note 12- Legal Proceedings "The Tang Site" for further discussion of this matter).

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


Note 10 - Employee Benefit Plans:

	Retirement Savings and Profit Sharing Plans

	The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of an employee's contribution that is no greater than 2% of their eligible compensation during 2006 and 2005. The plan provides that the Company's matching and profit sharing contributions be made in cash. Contributions to and administrative expenses of the plan paid by the Company for each of the years ended December 31, 2006 and 2005 was approximately $11,000 and $9,000.

	Employee Health Plans

	The Company maintains employee benefit programs which provides health care benefits to substantially all full-time employees, and eligible dependents. The Company's health care plans utilize a program provided by a leading health maintenance organization and, provides medical benefits, including hospital, physicians' services and major medical benefits. The employees contribute to the expense for enrolled dependents.


Note 11 - Lease Commitments and Rental Income:

	The Company leases office facilities in Piscataway, NJ and Sarasota, FL under non-cancelable operating leases which expire in March 2010 and January 2008, respectively. The Company also leases automobiles and office equipment under non-cancelable operating leases which expire during 2008. Rent expense for non-cancelable operating leases was $79,000 and $65,000 for the years ending December 31, 2006 and 2005, respectively. The future minimum lease commitments for all non-cancelable operating leases at December 31, 2006 are as follows:
2007 - $87,000; 2008 - $63,000; 2009 - $57,000; and 2010 - $11,000.

The Company rented buildings and property, included in assets held for sale as of December 31, 2005, to third parties. The parcels containing such property were sold by the Company during October 2006 (see Note 5). The Company reported approximately $65,000 and $83,000 of rental income, net of commission expenses, derived from such property for the years ended December 31, 2006 and 2005, respectively.


Note 12 - Legal Proceedings:

	The Kin-Buc Landfill

On December 30, 2004, Transtech together with its two wholly-owned subsidiaries Kin-Buc, Inc. ("Kin-Buc") and Filcrest Realty, Inc. ("Filcrest") executed consent decrees which resolved the claims brought against the Company and others during 2002 by EPA, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund regarding the Kin-Buc Landfill as set forth in the consolidated cases of United States of America; New Jersey Department of Environmental Protection; and Acting Administrator, New Jersey Spill Compensation Fund v. Chemical Waste Management, Inc.; Earthline Company; Filcrest Realty, Inc.; Anthony Gaess; Inmar Associates, Inc.; Kin-Buc, Inc.; SCA Services, Inc.; SCA Services of Passaic, Inc.; Transtech Industries, Inc.; Waste Management, Inc.; and Wastequid, Inc., Civil Action No. 02-2077 (the "Lawsuit") before the U.S. District Court for the District of New Jersey (the "Court"). The Court entered the consent decrees on October 18, 2005.

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

During May, 2002 the U. S. Department of Justice, on behalf of EPA filed a suit entitled United States of America vs. Chemical Waste Management, Inc, et al, in the US District Court for the District of New Jersey (Case No. 02-2077 (DMC)). The named defendants were Transtech, Kin-Buc and Filcrest, Inmar, WMI and affiliates of WMI specifically Chemical Waste Management, Inc., Earthline Company, Anthony Gaess, SCA Services, Inc., SCA Services of Passaic, Inc., Waste Management Holdings, Inc. and Wastequid, Inc. (WMI and its affiliates collectively referred herein as the "WMI Group"). EPA sought payment of past response costs, $3.5 million as of July 1999, allegedly incurred with respect to the Kin-Buc Landfill. In addition, EPA sought penalties for delays allegedly experienced in completing the remediation pursuant to the Orders. The amount EPA sought for penalties was not specified in the complaint, however subsequent correspondence with EPA provided revised claim amounts. The claim for unreimbursed past response costs increased to approximately $4.2 million, and the claim for penalties totaled $18.1 million. Both amounts were also subject to interest. The suit was stayed pending the outcome of mediation.

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

The WMI Group had agreed to indemnify the Company against EPA and New Jersey Agencies claims for past response costs and Natural Resource Damages pursuant to the terms of a 1997 Settlement Agreement (discussed below). However, the terms of the 1997 Settlement Agreement arguably did not provide the Company with complete indemnification against the penalties sought by EPA in this action.

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

The Federal Consent Decree resolved the claims of EPA as alleged in the Lawsuit. EPA agreed to accept a $2,625,000 cash payment, plus interest from November 8, 2004, from the WMI Group in satisfaction of EPA's claims for past response costs against all defendants, including the Company. EPA agreed to resolve its claim for penalties in exchange for a cash payment of $100,000, plus interest from November 8, 2004, of which approximately $35,000 was paid by the Company, plus additional consideration consisting of (a) the implementation by the Company of an Open Space Preservation Project through the granting of the Conservation Easements on the Subject Property to CLF, thereby preserving the Subject Property as open space in perpetuity, and through the execution of the Deeds thereby transferring title of the Subject Property to CLF, (b) the commitment by the Company to enter into a contract with CLF whereby CLF would develop and implement a Wetlands Restoration and Land Management Project, described below, for parcels of the Subject Property together with, if possible, certain neighboring properties owned or leased by third parties all in accordance with the Federal Consent Decree, and (c) an initial payment of $108,000 to CLF to fund its work related to (a) and (b) above, of which the Company paid $68,000 in December 2004, pursuant to the CLF Contract. An additional $15,000 shall be paid to CLF, $5,000 of which shall be paid by the Company, if certain events transpire.

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

	The Wetlands Restoration and Land Management Project is to be accomplished through the implementation of an Open Space Land Management Plan, Wetlands Restoration Plan, an Initial Financing Plan and Final Financing Plan (collectively referred herein as the "Plans") that are to be developed and implemented by CLF pursuant to the CLF Contract and in accordance with a Statement of Work embodied in the Federal Consent Decree. The objective of the Plans is to identify, restore, maintain and make self-sustaining historic and current wetlands on certain parcels of the Subject Property, and to the extent possible, certain neighboring property held or leased by third parties, and ensure that such properties are preserved in perpetuity as open space and managed in accordance with the terms of the Federal Consent Decree.

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

	The Township of Edison owns the majority of the real property which adjoins or surrounds the lots deeded to CLF by the Company in December 2004. CLF has not yet been successful in its effort to obtain the consent of the Township of Edison to incorporate portions of its land into the Wetlands Restoration and Land management Project, and to gain access to the Township's land in order to perform its obligations pursuant to the CLF contract. As a result, the implementation of the Plans has been delayed, and certain of the milestones specified within the Federal Consent Decree have not been achieved. However, EPA has been kept informed of CLF's efforts and has participated in certain negotiations between CLF and the Township of Edison. EPA has indicated that it does not, at this point, intend to impose the financial penalties discussed above.

	As previously reported, during 1990, Transtech, Kin-Buc and Filcrest commenced a suit in the United States District Court for the District of New Jersey entitled Transtech Industries, Inc. et al. v. A&Z Septic Clean et al. (Civil Action No. 2-90-2578(HAA)) (the "Kin-Buc Cost Recovery Action") against non-municipal generators and transporters of hazardous waste disposed of at the Kin-Buc Landfill (the "PRPs") for contribution towards the cost of remediating the Kin-Buc Landfill. On December 23, 1997, the Company entered into four agreements which settled this suit, earlier suits and derivative lawsuits all related to the allocation of costs of remediation. One of the December 23, 1997 agreements provided SCA's Parties commitment to defend and indemnify the Company from certain future liability for and in connection with the remediation of the site.

	Pursuant to indemnification provisions of the 1997 Agreement the SCA and certain related parties (the "SCA Parties") are to defend and indemnify the Company from and against (i) all claims, demands and causes of action which have been made or brought, or hereafter may be made or brought, by the EPA or any other federal, state or local governmental or regulatory agency, against the Company, and (ii) all liability, loss, cost and expense (including reasonable attorneys' fees) which may be suffered or incurred by the Company, which, in the case of (i) and (ii) above, arise from (y) the Orders (except for fines or penalties levied or imposed against the Company for or on account of any of the Company' actions or omissions on or before the effective date of the 1997 Agreement), or (z) any other orders or directives, and environmental or other applicable laws, regulations or ordinances, which are directed against or relate to the Kin-Buc
Landfill or any portion thereof, operations at the Kin-Buc Landfill, the remediation of the Kin-Buc Landfill (except for the fines and penalties identified in (y) above), environmental conditions at the Kin-Buc Landfill or conditions resulting from releases from the Kin-
Buc Landfill. The SCA Parties are not obligated to reimburse the Company for (i) response costs paid by the Company, on or before the effective date of the 1997 Agreement, or (ii) attorney's fees, disbursements or other costs and expenses arising from the Company's prosecution, defense or settlement of the Kin-Buc Cost Recovery Action or the derivative suits paid or incurred by the Company, on or before the effective date of the 1997 Agreement.

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

	The term Kin-Buc Landfill is defined in the 1997 Agreement as the Kin-Buc Landfill together with any real property located outside the boundaries of the Kin-Buc Landfill into which hazardous substances or contaminants may have migrated or threatened to migrate from the Kin-
Buc Landfill or to which hazardous substances or contaminants deposited in the Kin-Buc Landfill finally came to rest or on which hazardous substances or contaminants were deposited from the operation of the Kin-Buc Landfill.

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

	The Company had assigned certain of its claims for remediation costs incurred at a site of past operations located in Carlstadt, New Jersey to certain third-parties (the "AT&T Group") in conjunction with the September 1995 settlement of certain litigation related to such site (see "The Carlstadt SCP Site" below). Subsequent to executing the September 1995 settlement, certain members of the AT&T Group conveyed their rights under such settlement to other members of the AT&T Group (the "Cooperating PRP Group"). During 1998, the Company and the Cooperating PRP Group agreed to cooperate in the pursuit of their respective excess insurance claims addressed in the Lloyd's Suit.

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

Some of the Defendant Insurers are insolvent. The estates of some of these insolvent insurers have sufficient assets to make a partial contribution toward claims filed by the Company. Pursuant to their respective liquidation plans, the estates of insolvent insurers make payments toward agreed claims based upon the amount of their recovered assets and expenditures funded from such assets. The estates may elect, based upon their financial situation, to make additional distributions toward agreed claims, however there are no assurances that distributions will be paid. During June 2005 and December 2005, the Company received payment of $2,710,000 and $1,294,000, respectively, with respect to settled claims against the estates of four insolvent insurers. The four insolvent insurers are: Kingscroft Insurance Company LTD, Walbrook Insurance Company LTD, El Paso Insurance Company LTD and Mutual Reinsurance Company LTD. The total of the two payments, $4,004,000, represents approximately 92% of the total amount of the settled claims against the four estates. During July 2005, the Company received a payment of $510,000 toward the claims filed against a fifth insolvent excess insurance carrier, the Bermuda Fire and Marine Insurance Company Limited. The total of the receipts from such claims in 2005, $4,514,000, is included in the amount reported as other income. Additional claims against the five estates have been barred in accordance with their liquidation plans.

	During the year ended December 31, 2006 the Company received additional distributions, which totaled $455,000, from the estates of the five insolvent insurers with whom the Company reached settlement during 2005. In addition, the Company received a total of $145,000 in 2006 from an initial distribution from the estates of two insolvent excess insurers, the North Atlantic Insurance Company Limited and Bryanston Insurance Company Limited.

	The insurers that participated in the Lloyd's Settlement, the three insurers that settled in 1999 and 2000, and the five insolvent insurers represent approximately 98% of the value of the coverage provided under the policies that were the subject of the Lloyd's Suit, as measured by the liability apportioned to each of the Defendant Insurers at the time of the October 2001 settlement.

	The Company continues to pursue claims against certain excess insurance carriers that have not participated in any of the previous settlements. However, the Company cannot predict the amount of the proceeds it may eventually receive on account of such claims, if any.

SCA & SC Holdings, Inc.

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

	In September 1995, the Court approved a settlement of the AT&T Suit among Transtech, Inmar, Marvin H. Mahan, the AT&T Group and other generators and transporters of waste handled at the SCP Site who had contributed to the costs of the remediation of the site. Pursuant to such settlement, Transtech, Inmar and Marvin H. Mahan agreed to (i) pay $4.1 million of proceeds from settlements with primary insurers of a coverage action brought by the Company and Inmar against their primary and excess insurers, (ii) pay an additional $145,000 ($72,500 from Transtech and $72,500 from Inmar and Marvin H. Mahan), and (iii) assign certain of their SCP Site-related insurance claims against excess insurers (see "Insurance Claims for Past Remediation Costs" above) in exchange for a complete release from these parties of all liability to them arising from or on account of environmental contamination at the SCP site and the parties' remediation of the same. The payments described above were made into accounts established by the AT&T Group.

	Notwithstanding the September 1995 settlement, the Company may have liability in connection with the SCP Site to EPA for its costs of overseeing the remediation of the site, and to parties who had not contributed to the remediation at the time the settlement was approved but who may later choose to do so.

	During September 2002, EPA issued a notice of potential liability and of consent decree violations to potentially responsible parties regarding the SCP Site. On November 12, 2004 an Unilateral Administrative Order (the "UAO") was issued by EPA naming fifteen companies, including the Company, as respondents. The UAO requires the respondents to "make best efforts to cooperate and coordinate with Settling Defendants" who are in the process of implementing the response actions required under the UAO. The Settling Defendants is a group of 69 PRPs that have entered into a Consent Decree that requires the implementation of the same response actions as the UAO. The response actions include the design and implementation of the remedy selected for the second operable unit ("OU2") at the SCP Site, reimburse the United States for certain past costs allegedly incurred at the SCP Site, and make payment of certain future response costs that may be incurred in connection with the implementation of the OU2
remedy.   The "best efforts to cooperate and coordinate with Settling
Defendants" includes the requirement to negotiate with the Settling Defendants as to either the amount of work required under the UAO the Company will be willing to assume or the amount of the cash contribution the Company is willing to make toward the implementation of the UAO. The EPA estimated the present value of the selected remedy is $7.5 million which includes capital cost of $4.7 million plus annual O&M costs of $180,000 per annum.

	The Company requested a complete and detailed accounting of the actual total expenditures for the remediation work completed at the SCP Site from the AT&T Group. The AT&T Group has relayed that in aggregate, $15 million has been expended in regard to the site. The Company, as stated above, together with the property owner, Inmar Associates, Inc., had contributed $145,000 cash and $4.1 million of proceeds from the settlement with primary insurance carriers in 1995, an additional $12.0 million from the Company's 2001 settlement with its excess insurance carriers and an additional $250,000 in 2005 from the claims being pursued against the insolvent excess carriers, toward the remediation of the SCP Site. Such contributions total $16.4 million, plus interest earned, which the Company believes should more than satisfy the share of remediation costs which may be found attributable to the Company for the SCP Site. The Company has informed EPA of its intent to comply with the UAO and cooperate and coordinate with the Settling Defendants' representative.

Berry's Creek

	The Company was one of 158 recipients of a Notice of Potential Liability and Request to Perform Remedial Investigation/Feasibility Study (the "Notice"), dated March 9, 2006, and issued by EPA regarding the contamination of the Berry's Creek Study Area (the "Creek Area") located in Bergen County, N.J. A tributary adjacent to the SCP Site in Carlstadt, N.J. flows into Berry's Creek. The Creek Area includes the approximately seven miles long water body known as Berry's Creek, a canal, all tributaries to Berry's Creek and related wetlands. Tidal areas of the river into which Berry's Creek empties is also subject of the Notice. Each recipient of the Notice is a potentially responsible party under CERCLA, and may be held liable for the cleanup of the Creek Area and costs EPA has incurred with regard to the Creek Area. Since the investigation and feasibility study regarding the scope of the remediation of the Creek Area is ongoing, and no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability, if any, with respect to the Creek Area.

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

	The Chemsol/Tang Site

      During November, 2001 the United States Department of Justice on behalf of EPA, filed suit against Transtech Industries, Inc. (the "Company"), entitled United States of America v. Transtech Industries, Inc., in the United States District Court, District of New Jersey (Case No. 01-5398 (WGB)), regarding a site owned by Tang Realty, Inc. ("Tang") located in Piscataway, New Jersey (the "Chemsol Site"). EPA asserted claims under Section 107 of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") for the recovery of certain response costs associated with the Chemsol Site of $2.9 million (the "Response Costs"). EPA alleged that the Company is the corporate successor to the former operator at the Chemsol Site, Chemsol, Inc., and had continued Chemsol's operations at the Chemsol Site. The Company contested the allegations regarding successorship, and the extent of operations it may have conducted at the Chemsol Site. Tang is a corporation controlled by Marvin H. Mahan, a former director and officer, and former principal shareholder of the Company. Mr. Mahan also controlled Chemsol, Inc. Tang and Mr. Mahan, individually were named as defendants in a suit brought by EPA in 2000 seeking contribution toward such unallocated remediation costs. EPA's suits against the Company, and Mr. Mahan and Tang were consolidated and then stayed pending the outcome of settlement discussions.

	On March 2, 2004, a Consent Decree between the plaintiff United States and defendants Mr. Mahan, Tang and the Company (collectively referred to as "the Defendants") was lodged with the Court for 30 days, pending solicitation of public notice and comment. The Consent Decree resolves the United States' claims against the Defendants for the Response Costs alleged in the captioned suit. The Defendants did not admit any liability with respect to the transactions or occurrences alleged in the complaints filed against them. In addition, the Company specifically did not admit the allegations that it is a former operator at the Chemsol Site and/or the corporate successor to Chemsol, Inc. On April 21, 2004, the Court entered the Consent Decree as a final order.

The Defendants agreed to pay $150,000 toward reimbursement of the Response Costs. The Company paid $100,000 toward such reimbursement; Mr. Mahan and Tang paid the remaining $50,000. Mr. Mahan and Tang also agreed to market and sell the real property owned by them upon which the Chemsol Site is situated, and certain lots adjoining the Chemsol Site, to an EPA approved entity, and to convey the net sales proceeds from such sale(s) to EPA for application toward the Response Costs. Net sales proceeds have been defined as gross proceeds from the sale less applicable income and other taxes due from the sale, and any real estate taxes owed on the property. Mr. Mahan and Tang also agreed to establish an escrow account in the amount of $50,000 to fund the expenses incurred for the marketing and transfer of all of the property. Any balance remaining in the escrow upon completion of the sale of all of the property will be applied to the Response Costs. In exchange, EPA agreed not to sue or take administrative action against the Defendants pursuant to Sections 106 and 107(a) of CERCLA with respect to the Chemsol Site, once the obligations of the Defendants stipulated in the Consent Decree are satisfied.

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


Note 13 - Segment Information:

	  The Company's continuing operations are grouped into three segments:
(a) operations which generate electricity from recovered methane gas,
(b) operations which perform maintenance, remediation and related services on landfill sites, and (c) corporate and other. Corporate and other includes selling, general and administrative expenses not specifically allocable to the other segments. Corporate assets are represented primarily by cash and cash equivalents, marketable securities and real estate held for investment and sale. Financial information by segment for the years ended December 31, 2006 and 2005 follows.

	(table in $000's)        Electricity  Environmental Corporate
	                         Generation     Services    and Other    Total
	2006
	  Gross operating revenues $   364      $ 1,196      $    -    $ 1,560
	  Eliminations (a)              -        (1,196)          -     (1,196)
	  Net operating revenues       364           -            -        364
	  Depreciation expense          10           24           12        49
	  Income (loss)
	    from operations(b)          36         (183)         (46)     (193)
	  Capital expenditures         278          138           15       431
	  Identifiable assets (c)      367          625       14,939    15,931

	2005
	  Gross operating revenues $   451      $   870      $    -    $ 1,321
	  Eliminations (a)              -          (870)          -       (870)
	  Net operating revenues       451           -            -        451
	  Depreciation expense           9           22           12        43
	  Income (loss)
	    from operations(b)         202         (461)      (1,324)   (1,583)
	  Capital expenditures          13           -             5        18
	  Identifiable assets (c)      127          459       15,951    16,537


(a) Eliminations include intercompany sales, billings to the Kinsley's Escrow and fees received in conjunction with the Kinsley's Landfill re-grading project.

(b) Income (loss) from operations of the Environmental Services segment includes accretion expense of $394,000 and $419,000 for 2006 and 2005, respectively. The Corporate and Other segments include the $1,852,000 net gain from the sale of real property during 2006.

(c) The Corporate and Other category includes the value of all of the Company's real estate holdings and the restricted escrow account dedicated to post-closure costs.

	During the years ended December 31, 2006 and 2005 one customer of the Company accounted for 100% of the Company's consolidated net operating revenues.


Note 14 - Related Party Transactions:

	The Company has provided Marvin H. Mahan, a former officer and director, and former principal shareholder of the Company, and the father of three of the Company's principal shareholders, dental insurance, and fuel and service for an automobile since his retirement from the Company. Such expenses totalled approximately $2,000 for each of the years ended December 31, 2006 and 2005.

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

	As of December 31, 2006 and 2005 the Company's accounts included a receivable of approximately $21,000 for un-reimbursed sundry expenses paid or incurred on behalf of the Company's President and Chairman of the Board, and his affiliates.

Transtech Industries, Inc.
Report of Independent Registered Public Accounting Firm


To the Stockholders and the Board of Directors
Transtech Industries, Inc.



	We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                               WithumSmith+Brown, P.C.

New Brunswick, New Jersey
April 16, 2007


Market for Common Equity

	The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 2005 through December 31, 2006. The high and low bid price information has been obtained from Prophet.Net.

  2006           High   Low             2005          High    Low
 1st quarter   $.3500 $.1800           1st quarter  $.1500  $.0500
 2nd quarter    .3100  .1500           2nd quarter   .5000   .0600
 3rd quarter    .4500  .2000           3rd quarter   .4500   .2160
 4th quarter    .3888  .2000           4th quarter   .3500   .2100

	The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions. They do not represent actual transactions.

	The number of holders of record of the Common Stock of the Company at December 31, 2006 was 261.

	The Company paid no dividends in either stock or cash during 2006 or 2005 and does not presently anticipate paying dividends in the foreseeable future.

	There have been no securities sold by the Company within the past three years without registering the securities under the Securities Act of 1933, as amended.

	There have been no repurchases made by the Company required to be disclosed by Item 703 of Regulation S-B.

Securities Authorized for Issuance Under Equity Compensation Plans

	The following table sets forth as of December 31, 2006 the number of shares of the Company's common stock, the Company's only class of equity securities, issuable upon exercise of outstanding options, warrants and other rights, the weighted average exercise price of such options, warrants and other rights and the number of shares of common stock available for future issuance pursuant to all "equity compensation plans" relating to our common stock. Equity compensation plans include those approved by our shareholders, as well as those not approved by our shareholders, including individual compensation arrangements with one or more of our officers or directors.

Equity Compensation Plan Information


Plan category           Number of securities      Weighted-average         Number of securities
                        to be issued upon         exercise price of        remaining available
                        exercise of               outstanding option       for future issuance
                        outstanding options,      warrants and rights
                        warrants and rights

Equity compensation               -0-                       -0-                      -0-
plans not approved by
security holders

Equity compensation
plans approved by
security holders                   0                        $0                        0

Total                              0                        $0                        0


Transtech Industries, Inc.
Directory



Executive Offices:      Directors:                  Independent Certified
                                                         Public
Accountants:
200 Centennial Avenue   Robert V. Silva
Suite 202               Chairman of the Board,      WithumSmith+Brown, P.C.
Piscataway, NJ 08854    President and Chief         120 Albany Street
Phone: (732) 564-3122   Executive Officer           New Brunswick, NJ 08901
Fax: (732) 981-1856     Transtech Industries, Inc.

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