Form 10KSB, Exhibit 13
period 2007-12-31
TRANSTECH INDUSTRIES INC
filed 2008-03-28
CIK 87799

Exhibit 13.  Annual Report to Stockholders.
























	TRANSTECH INDUSTRIES, INC.

	ANNUAL REPORT

	2007






COMPANY PROFILE



Transtech Industries, Inc.,
through its subsidiaries, provides environmental services and generates electricity for sale to a local utility. The Company's headquarters are located in Piscataway, New Jersey.






TABLE OF CONTENTS


                                                   Page

 President's Letter                                  3
 Management's Discussion and Analysis of
   Financial Condition                               4
 Consolidated Balance Sheets                        21
 Consolidated Statements of Operations              23
 Consolidated Statements of Stockholders'
   Equity                                           24
 Consolidated Statements of Cash Flows              25
 Notes to Consolidated Financial Statements         27
 Report of Independent Registered Public
   Accounting Firm                                  66
 Market for Common Equity                           67
 Securities Authorized for Issuance Under
   Equity Compensation Plans                        68
 Directory                                          69





Transtech Industries, Inc.
President's Letter


								March 2008

To Our Stockholders:

	The year 2007 was a year where we were forced to take a number of defensive measures to protect our interests.

	In July 2007, we became aware that the Township of Deptford, through it's consultants, was working on a study to declare over 340 acres of our property as a depressed area in need of redevelopment. Despite numerous verbal and written objections to the study, the Township proceeded and we were forced to file suit against Deptford Township in September 2007. In December 2007 we also sued Benderson Development and certain of its affiliates seeking to set aside and reverse the Townships approval of the redevelopment area.

	We also prepared, through our attorneys, written and verbal arguments in the Federal Appeals Court in Philadelphia, in an unsuccessful effort to reverse the ruling awarding $3.5 million of the Lloyds of London lawsuit proceeds to a subsidiary of Waste Management. Your company continues to believe the result of this long standing arbitration was incorrect.

	As noted in the attached statements, the repairs to the third gen-set at Kinsley's did result in increased revenue and cash flow. However, a switchgear failure shut the facility down for over 40 days during the year.

	We did have the opportunity to evaluate several businesses as possible acquisition candidates. Although we did not complete a transaction with those candidates during the year, we are continuing to seek the right opportunity given our available resources.

	We also are continuing to work with the New Jersey Department of Environmental Protection and potential material suppliers to secure materials appropriate for the re-grading of the Kinsley's Landfill.

	As always, I urge you to read the attached report and the rest of our filing on Form 10-KSB carefully.


							Sincerely,

							Robert V. Silva
Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations
Selected Financial Data
(In $000's, except per share data)




Years ended December 31,                           2007            2006

Operating Revenues
   Environmental services                        $   933         $ 1,196
   Electricity generation                            537             364
   Subtotal                                        1,470           1,560
   Less intercompany sales                          (933)         (1,196)
     Net operating revenues                          537             364

Cost of Operations
   Direct operating costs                           (310)           (282)
   Selling, general and
     administrative expenses                      (1,856)         (1,733)
   Accretion expense                                (366)           (394)
     Total                                        (2,532)         (2,409)

Gain on Sale of Real Property                         -            1,852

Operating Loss                                    (1,995)           (193)

Other Income (Expense)
   Investment income                                 214             286
   Investment income on restricted
     escrow accounts                                 320             250
   Interest expense                                   (3)             (5)
   Rental income                                      15              75
   Proceeds from insurance claims                    137             600
   Miscellaneous income                               42             129
     Total other income                              725           1,335

Income (Loss) Before Income Tax (Benefit)
  Expense                                         (1,270)          1,142

Income Tax (Benefit) Expense                        (454)            512

Net Income (Loss)                                $  (816)        $   630

Basic Net Income (Loss) Per Common Share           $(.27)         $  .21

Weighted Average Common Shares
Outstanding                                    2,979,190       2,979,190

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations, cont'd
Selected Financial Data
(In $000's, except per share data)




Years ended December 31,                           2007             2006

Assets
  Current Assets                                 $ 6,011          $ 7,401
  Net Property, Plant & Equipment                  1,999            1,845
  Long-Term Assets                                 6,505            6,685

  Total Assets                                   $14,515          $15,931

Liabilities
  Current Liabilities                            $ 1,827          $ 1,903
  Long-Term Liabilities                            8,517            9,359

  Total Liabilities                               10,344           11,262

Stockholders' Equity                               4,171            4,669

Total Liabilities & Stockholders' Equity         $14,515          $15,931



Management's Discussion and Analysis of Financial Condition and Results of Operations, cont'd

Introduction

	The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related notes, which provide additional information concerning the Company's financial activities and condition.

	Certain reclassifications have been made to the 2006 financial statements in order to conform to the presentation followed in preparing the 2007 financial statements.

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

	The Company and certain subsidiaries previously participated in the resource recovery and waste management industries. These activities included the hauling of wastes, and the operation of three landfills and a solvents recovery facility. The last of these operations ceased in 1987, but the Company continues to own and/or remediate the landfills and has both incurred and accrued for the substantial costs associated therewith. As of December 31, 2007 the Company's accrual for post-closure costs, net of restricted escrow accounts dedicated to the funding of such post-closure costs, was approximately $1.4 million.

	The Company has incurred significant professional fees and administrative expenses for litigation related to its past activities in the resource recovery and waste management industries, and against certain excess insurance carriers for reimbursement of past remediation expenditures, as well as litigation before the U.S. Tax Court which concluded during 2000. As of December 31, 2007, the Company owes approximately $933,000 for federal income tax and interest as a result of the settlement of such litigation in the U.S. Tax Court discussed further below.

	As discussed in detail in this report, the Company has aggressively pursued various alternatives to raise cash to fund its liabilities and expenses. The Company sold certain operations and certain property held for sale during the 1980s and 1990s. During 2002, the Company consummated an agreement that settled its claims against certain excess insurance carriers for $13 million, and pursued its claims against other excess insurance carriers which resulted in approximately $87,000, $600,000 and $4.5 million of proceeds received during 2007, 2006 and 2005, respectively.

	During 2006, the Company completed the sale of certain real property held for sale which yielded proceeds of approximately $2.1 million (see Note 4 to the Company's Consolidated Financial
Statements).

	The Company continues to pursue its claims against the non-settling excess insurance carriers and the sale of certain property. However, the Company cannot ascertain whether the timing and the amount of cash generated from its continuing efforts to sell such assets, the Company's remaining operations and its efforts to otherwise enhance liquidity will be sufficient to discharge the Company's other liabilities and its continuing operating liabilities as they come due (see the discussion of "Liquidity and Capital Resources" below and Note 12 to the Company's Consolidated Financial Statements).

Operating Revenues

	Consolidated net operating revenues were $537,000 for the year ended December 31, 2007, an increase of $173,000 or 48%, compared to $364,000 for the year ended December 31, 2006. Consolidated operating revenues by business segment for each of the four quarters within the years ended December 31, 2007 and 2006 were as follows (in $000):

                                      - Quarter -           Total
2007                          1st    2nd     3rd     4th     Year

  Environmental Svcs.        $272   $264    $226    $171   $  933
  Electricity Generation      133     78     188     138      537
  Subtotal                    405    342     414     309    1,470
  Intercompany               (272)  (264)   (226)   (171)    (933)
  Net Operating
    Revenues                 $133   $ 78    $188    $138   $  537

                                      - Quarter -           Total
2006                          1st     2nd    3rd     4th     Year

  Environmental Svcs.        $253    $357   $341    $245   $1,196
  Electricity Generation      109      58    110      87      364
  Subtotal                    362     415    451     332    1,560
  Intercompany               (253)   (357)  (341)   (245)  (1,196)
  Net Operating
    Revenues                 $109    $ 58   $110    $ 87   $  364

	The environmental services segment provides construction, remedial and maintenance services at landfills, commercial and industrial sites, and installs and manages methane gas recovery operations. The environmental services segment reported $933,000 of gross operating revenues for 2007(prior to eliminations) compared to $1,196,000 for 2006. Substantially all of the environmental services segment's revenues for 2007 and 2006, were for post-closure activities conducted at sites previously operated by the Company's subsidiaries. Revenues associated with such transactions are included in gross operating revenue and eliminated in consolidation.

	Post-closure work performed on a landfill owned by the Company, the Kinsley's Landfill, is submitted for reimbursement to a restricted escrow account established to finance the post-closure activities at the site (the "Kinsley's Escrow") (see Note 5 to the Company's Consolidated Financial Statements). The Company billed the Kinsley's Escrow approximately $911,000 and $812,000 for services performed during the years ended December 31, 2007 and 2006, respectively. All reimbursements from the Kinsley's Escrow must be approved by the New Jersey Department of Environmental Protection ("NJDEP").

	The Company is also re-grading a section of the Kinsley's Landfill in accordance with a plan approved by the NJDEP. The re-grading plan calls for the use of both recycled and non-recycled materials to fill and re-contour the areas of the landfill containing depressions. The Company receives a fee to accept certain of the recycled materials. The costs incurred for re-grading activities shall be paid from such fees. Costs incurred for re-grading activities in excess of such fees, if any, will be submitted to NJDEP for reimbursement from the Kinsley's Escrow. The
Company intends to utilize recycled materials to the fullest extent possible in order to minimize the amount of re-grading costs paid from the Kinsley's Escrow, if any. The Company competes with certain landfills and development projects for the revenue producing materials on the basis of the fee imposed for accepting the materials and transportation cost, and must obtain NJDEP approval prior to utilizing material from a new source unless such material has been previously approved for such purposes. The gross revenue reported for the environmental services segment for the period in 2007 and 2006 includes $12,000 and $370,000, respectively from such fees. The decline in the revenue associated with the recycled material is due to competition for such materials from a nearby re-development project and delays in the receipt of approvals of materials from the NJDEP. During July, 2007 the Company received notice from the NJDEP that it has modified its approval of the re-grading plan. Such competition and modifications may continue to negatively impact the quantity of the fee producing materials the Company may accept for the re-grading project and increase the cost of utilizing such materials. The Company has challenged the NJDEP's modification to the re-grading plan, and has requested to present its objections before an administrative hearing.

	Billings to the Kinsley's Escrow and for services provided to members of the consolidated group, and the fees received in conjunction with the re-grading project, are eliminated in the calculation of net operating revenue. The Company is continuing its efforts to expand the customer base of the environmental services segment to additional entities beyond the consolidated group.

	Revenues from the segment which generates electricity increased $173,000 or 48% to approximately $537,000 for the year ended December 31, 2007 when compared to $364,000 reported for the year ended December 31, 2006. The fuel utilized by this operation is the methane gas component of the landfill gas generated by the Kinsley's Landfill located in Deptford, New Jersey. The electricity generating facility consists of four trailer mounted diesel/generating units ("Gen-set(s)") each capable of generating approximately 11,000 kilowatt hours ("kWh") per day when operating at 85% capacity. Three of the four Gen-sets were operational during 2007 while two of the four Gen-sets were operational during 2006. Repairs to the fourth Gen-set have been deferred. Electricity generated is sold pursuant to a contract with a local utility which is currently renewed annually. Revenues are a function of the number of kWh sold, the rate received per kWh and capacity payments. The Company sold approximately 7.5 million kWh during the year ended December 31, 2007 compared to 6.5 million kWh sold in the prior year. The kWh produced during the second quarter in 2007 was adversely impacted by a failure in the operation's switch gear. The facility did not generate power for approximately 42 days as temporary equipment was located and installed. Replacement equipment was installed during the fourth quarter of 2007. During January 2008, the Company received $62,000 for the reimbursement for the cost of the replacement equipment from its insurance carrier as well as $50,000 toward revenue lost during the period power was not generated. The $50,000 was reported as Proceeds from Insurance Claims in the Consolidated Statement of Operations for the year ended December 31, 2007. The average combined rate (per kWh and capacity payment) received for the year ended December 31, 2007 and 2006 was $.071 and $.056, respectively. Generally speaking, the rate received by the Company reflects the market price of fossil fuels, and is
typically higher in warmer months.    Engineering studies indicate the
quantity of gas generated by the landfill is declining but project sufficient landfill gas to continue the operation of three of the existing Gen-sets through 2011 and two of the existing Gen-sets for the period of 2012 through 2017. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more off-line hours dedicated to repair and maintenance than with equipment utilizing traditional fuels.

Cost of Operations

	Consolidated direct operating costs for the year ended December 31, 2007 were $310,000, an increase of $28,000 or 10% when compared to $282,000 reported for 2006. All of the direct operating costs related to the environmental services segment for 2007 were incurred in conjunction with the services provided to members of the consolidated group as described above and, therefore, eliminated in consolidation. The costs incurred by the environmental segment for 2006 remaining after the elimination of intercompany transactions were $12,000. The operating and repair costs of the electricity generating segment were $310,000 for the year ended December 31, 2007, an increase of $30,000 or 11% when compared to $270,000 reported for 2006. An additional $278,000 of costs incurred for re-furbishing the third gen-set and certain related equipment was capitalized during the year ended December 31, 2006.

	Consolidated selling, general and administrative expenses for the year ended December 31, 2007 were $1,856,000, an increase of $123,000 or 7% from $1,733,000 reported for the prior year. Components of selling, general and administrative expenses for the years ended December 31, 2007 and 2006 were as follows (table in $000):

                                        2007             2006
Legal expenses                        $  418           $  389
Other professional fees                  208              158
Non-operating subsidiary expenses         48               52
All other administrative expenses      1,182            1,134
                                      $1,856           $1,733

	Legal expenses reported for 2007 and 2006 include approximately $215,000 and $252,000, respectively, of fees for matters related to the Company's landfills or the remediation of sites to which the Company has been named as a potentially responsible party ("PRP") or alleged to be a PRP. Such fees for both 2007 and 2006 were primarily attributable to matters related to the Kin-Buc Landfill and the Berry's Creek Study Area (see the discussion of Contingent Environmental Liabilities within Liquidity and Capital Resources below). Other professional fees include fees of accountants, engineers, consultants and directors. The increase in other professional fees for the period in 2007 is due in part to services associated with documentation and evaluation of the Company's financial reporting controls as required pursuant to the Sarbanes-Oxley Act of 2002. The operating costs of the non-operating subsidiaries, consisting primarily of insurance premiums, franchise, corporate and real estate taxes, aggregated approximately $48,000 and $52,000 for the years ended December 31, 2007 and 2006, respectively. All other administrative expenses increased $48,000 to $1,182,000 for 2007 from $1,134,000 for 2006. The increase was attributable to increases in employee compensation and related expenses, rent paid to occupy the building sold in October 2006 which houses the environmental services operations, labor hours spent toward the relocation of operations to the newly constructed facility and general operating expenses. Approximately $101,000 of the expenses in the period in 2006 is attributable to bad debt expense and reflects the write-off of certain receivables, and the reduction in the value of another receivable, to the Company's cost, for work performed for a third party on a gas collection system (see Note 3 to the Company's Consolidated Financial Statements). Professional fees and administrative costs also continue to be incurred in support of the Company's ongoing business development and asset divestiture efforts (see Liquidity and Capital Resources and see Note 12 to the Company's Consolidated Financial Statements). The Company also incurs legal and other professional fees, and administrative expenses, during the course of evaluating businesses for possible acquisition.

	Consolidated accretion expense recognized on the Company's asset retirement obligation for landfill post-closure costs was $366,000 and $394,000 for the years ended December 31, 2007 and 2006, respectively.

Consolidated Gain on the Sale of Real Property

	Consolidated gain on the sale of real property of $1,852,000 for the year ended December 31, 2006 represents the gain, reported net of the Company's book value of the assets sold and transaction costs, from the October 2006 sale of approximately 60 acres of the Company's property located in Deptford, NJ (see Note 4 to the Company's Consolidated Financial Statements).

Operating Loss

	The Company's consolidated operating loss for the year ended December 31, 2007 increased to $1,995,000 from a loss of $193,000 reported for the prior year.

Other Income (Expense)

	Consolidated investment income decreased to $214,000 for the year ended December 31, 2007 from $286,000 reported for the prior year. The income reports for 2006 includes the receipt of $20,000 for interest earned on the income tax refund received during the period.

	Consolidated investment income earned on restricted escrow accounts dedicated to the funding of the Company's landfill post-closure costs was $320,000 and $250,000 for the years ended December 31, 2007 and 2006, respectively.

	Consolidated interest expense for the years ended December 31, 2007 and 2006 was $3,000 and $5,000, respectively.

	Consolidated rental income, net of related expenses, for the year ended December 31, 2007 was $15,000 compared to $75,000 reported for 2006. Rental income was earned from the rental of certain of the Company's property held for sale (see Notes 4 and 11 to the Company's Consolidated Financial Statements), and from royalty payments, reported net of commission, received from the lease of certain of the Company's real property situated beneath the lessee's landfill. The decrease in rental income is primarily attributable to the sale of certain real estate during October 2006 (see "Liquidity and Capital Resources - Sale of Real Property" below).

	Consolidated proceeds from insurance claims of $137,000 and $600,000 reported for the year ended December 31, 2007 includes $50,000 from claims for the lost revenue due to equipment failures in its electrical generation segment and proceeds of $87,000 and $600,000 received from claims filed against the estates of certain of the Company's insolvent excess insurance carriers during 2007 and 2006, respectively. See "Liquidity and Capital Resources - Insurance Claims for past Remediation Costs" for further discussion of this issue.

	Consolidated miscellaneous income for the years ended December 31, 2007 and 2006 was $42,000 and $129,000, respectively. The income reported for the period in 2007 reflects $40,000 received in settlement of litigation initiated by the Company to recover a portion of the costs incurred during the Company's evaluation of a business for possible acquisition. The income reported in the period for 2006 includes $129,000 received in settlement of litigation initiated by the Company regarding its interest in a former real estate partnership.

Income (Loss) before Income Tax Expense (Benefit)

	The consolidated loss before income tax (benefit) expense is $1,270,000 for the year ended December 31, 2007, compared to income of $1,142,000 for the prior year.

Income Tax Expense(Benefit)

	The provision for federal and state income tax expense (benefit) for the year ended December 31, 2007 was a benefit of $454,000 versus an expense of $512,000 reported for 2006. The Company recognized federal income tax benefit for the year ended December 31, 2007 due to its ability to carry-back net operating losses to 2006 and 2005 for credit against federal income taxes paid with respect to such years. The decrease in the effective tax rate, to 36% from 45% of pre-tax income for the years ended December 31, 2007 and 2006, respectively, was due primarily to a decrease in state income taxes payable.

Net Income (Loss)

	Net loss for the year ended December 31, 2007 was $816,000 or $.27 per share, compared to a net income of $630,000 or $.21 per share, for the year ended December 31, 2006.

Liquidity and Capital Resources

General

	As discussed herein, the Company faces significant short-term and long-term cash requirements for (i) funding its professional and administrative costs, (ii) federal income taxes and interest, and (iii) funding post-closure costs and other expenses associated with sites of past operations. The Company's past participation in the waste handling, treatment and disposal industries subjects the Company to additional claims that may be made against the Company for the remediation of sites in which the Company is deemed a potentially responsible party. In addition, future events or changes in environmental laws or regulations, that cannot be predicted at this time, could result in material increases in post-closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

	The Company continues to pursue the sale of certain real property, however, no assurance can be given that the timing and amount of the proceeds from such sales will be sufficient to meet the longer term cash requirements of the Company as they come due. In addition, the Company cannot ascertain whether its remaining operations and its efforts to otherwise enhance liquidity will be adequate to satisfy its future cash requirements.

Statement of Cash Flow

	Net cash used in operating activities for the year ended December 31, 2007 was $1,764,000 versus 1,554,000 reported for the prior year. The primary sources of cash from operating activities for the year ended
December 31, 2007 was $522,000 received from customers and interest and dividends received of $214,000. The primary sources of cash from operating activities for the year ended December 31, 2006 were $392,000 received from customers and $600,000 of proceeds from claims filed against certain of the Company's insolvent excess insurance carriers. The primary use of cash for operating activities in both 2007 and 2006 were payments totaling
$2,327,000 and $1,886,000, respectively, made to suppliers and employees.
A significant use of cash in operating activities for 2006 was the payment of $1,105,000 toward income taxes accrued for both 2006 and 2005, reported net of a $436,000 federal income tax refund received during May 2006, and for both 2007 and 2006, $219,000 paid toward federal income taxes due pursuant to the Company's Offer in Compromise, as discussed below. Certain post-closure maintenance costs of the Kinsley's Landfill are initially paid by the Company, such as personnel costs and other necessary materials or services for which credit terms are limited. The Company seeks reimbursement for such payments from the restricted escrow accounts dedicated to fund the post-closure costs of the Kinsley's Landfill. Post-closure costs of the Mac Landfill are funded from the Company's general funds. Payments of landfill post-closure costs related to the Kinsley's Landfill and the Mac Landfill were $959,000 and $683,000 for 2007 and 2006, respectively, of which the portion attributed to MAC Landfill was $10,000 and $13,000 for the period in 2007 and 2006, respectively. The proceeds from post-closure escrow funds reported for 2007 and 2006, $799,000 and $424,000 respectively, were received from the Kinsley's Escrow. See Note 9 to the Company's Consolidated Financial Statements for further discussion of the Company's landfill post-closure cost obligations.

	Net cash flow provided by investing activities equaled $1,138,000 for the year ended December 31, 2007. Funds provided by investing activities in 2007 were primarily utilized to supplement the cash and cash equivalents used to fund operating activities and capital expenditures. Net cash flow from investing activities of $1,099,000 reported for the year ended
December 31, 2006 reflects the receipt of $1,738,000 in proceeds from the sale of the 60 acres of real property discussed below and in Note 3 to the Company's Consolidated Financial Statements, reported net of (i) transaction costs, (ii) $100,000 paid to the buyer as a security deposit for certain performance obligations related to the sale and (iii) ancillary charges. Capital expenditures of $257,000 for 2007 include $232,000 expended toward the construction of a maintenance facility at Kinsley's Landfill to replace the facility sold, and the balance for miscellaneous equipment. Capital expenditures of $431,000 for the period in 2006 include $278,000 expended for refurbishing a Gen-Set, $106,000 expended toward the construction of the replacement maintenance facility at Kinsley's Landfill, $28,000 for a vehicle and the balance of $19,000 for miscellaneous equipment. The cash flow used in financing activities for 2007 was $14,000 versus $15,000 reported for last year.

	As a result of these activities, funds held by the Company in the form of cash and cash equivalents decreased as of December 31, 2007 to $961,000 from $1,601,000. The sum of cash, cash equivalents and marketable securities as of December 31, 2007 equaled $4,228,000 versus $6,246,000 in the prior year.

	Working capital was $4,184,000 and $5,498,000 for the years ended December 31, 2007 and 2006, respectively, and the ratio of current assets to current liabilities was 3.3 to 1 as of December 31, 2007 and 3.9 to 1 as of December 31, 2006.

Taxes

	During October 2000 the Company concluded litigation it began in 1994 against the Internal Revenue Service (the "Service") in Tax Court regarding the Company's tax liability for taxable years 1980-88 and certain issues from taxable years 1989-91. The Company settled all of the issues before the Tax Court and reached agreement with the Service as to its tax liability for all taxable years through 1996. During July 2004, the Service accepted the Company's Offer in Compromise (the "Offer"), which requested a reduction in the amount payable pursuant to such settlements and permission to pay the reduced obligation in installments. The Offer committed the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest of approximately $4,822,000. A payment of $810,000 was made during October 2004, and the balance due of $1,680,000 is being paid in monthly installments over nine years as follows: (a) $18,230 per month for each of the forty-eight months beginning August 2004, and (b) $13,416 per month for each of the following sixty months beginning August 2008. As of December 31, 2007, the total of the remaining installments payable pursuant to the Offer equaled $933,000. The Service does not impose interest on amounts payable pursuant to the Offer. The Company will be permitted to receive refunds of prior tax overpayments and from the carryback of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.

Post-Closure Costs

	As of December 31, 2007, the Company has accrued $8.8 million for its estimated share of post-closure costs related to two of the Company's former landfill operations; the Kinsley's Landfill and Mac Landfill. Approximately $7.4 million is held in escrow for the post-closure activities of the Kinsley's Landfill (see Notes 5 and 9 to the Company's Consolidated Financial Statements). All disbursements from such escrow must be approved by the NJDEP.

Contingent Environmental Liabilities

	During November 2004, the Company along with fourteen other potentially responsible parties were named as respondents to an Unilateral
Administrative Order issued by the United States Environmental Protection Agency ("EPA")regarding the Scientific Chemical Processing Superfund Site
(the "SCP Site") located in Carlstadt, New Jersey, which has been undergoing remediation pursuant to Unilateral Administrative Order issued in 1990. The November 2004 Unilateral Administrative Order seeks contribution toward the remediation of an area designated Operable Unit 2, estimated to cost $7.5 million, and $2.0 million of past oversight and administrative costs from the fifteen respondents, and a group of sixty nine other potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") (see Part II, Item 1. Legal Proceedings). The Company ceased operations of a solvents recovery facility at the site in 1970. The Company, together with the property owner, have contributed cash and proceeds from insurance settlements toward the remediation of the SCP Site. Such contributions total $16.4 million through December 31, 2007, plus interest earned thereon, which the Company believes should satisfy the share of remediation costs which could be found attributable to the Company for the SCP Site and any contamination or danger caused off-site.

	The Company was one of 158 recipients of a Notice of Potential Liability and Request to Perform Remedial Investigation/Feasibility Study (the "Notice"), issued by the EPA on March 9, 2006, regarding the contamination of the Berry's Creek Study Area (the "Creek Area") located in Bergen County, N.J. A tributary adjacent to the SCP Site in Carlstadt,
N.J. flows into Berry's Creek. The Creek Area includes the approximately seven miles long water body known as Berry's Creek, a canal, all tributaries to Berry's Creek and related wetlands. Tidal areas of the river into which Berry's Creek empties are also subject of the Notice.
Each recipient of the Notice is designated as a potentially responsible party under CERCLA, and may be held liable for the cleanup of the Creek
Area and costs the EPA has incurred with regard to the Creek Area. The investigation and feasibility study regarding the scope of the remediation of the Creek Area is ongoing. The selection of the ultimate remediation methodology from alternative approaches is to be made by the EPA in 2010. Since no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability, if any, with respect to the Creek Area.

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

Insurance Claims for Past Remediation Costs

	In February 2002, the Company consummated a settlement of litigation it had commenced in 1995 against its excess insurers who provided coverage during the period of 1965 through 1986 (the "Lloyds Suit"). Many of the non-settling insurance companies are insolvent; however the estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company. During the years ended December 31, 2007 and 2006, the Company received total proceeds of $87,000 and $600,000 on claims filed against the estates of insolvent excess insurance carriers. As of December 31, 2007, the Company has resolved claims against excess insurers representing approximately 98% of the value assigned to the coverage provided under the policies that were the subject of the Lloyds Suit.

Real Property

      On October 19, 2006, the Company completed the sale of approximately 60 acres of real property located in Deptford, N.J. pursuant to the contract with BWF Development, Inc. ("BWF"). The property adjoins the Kinsley's Landfill. The real estate sold consists of approximately 45 acres of usable land and 15 acres of wetlands upon which two metal buildings and two private residences are situated. The Company continues to own approximately 364 contiguous acres adjacent to the property sold, of which approximately 110 acres is occupied by the closed Kinsley's Landfill. The gross purchase price for the land and buildings was $2,244,500, consisting of (a) a base price of $2,153,000, plus (b) a portion, $90,000, of the monthly payments paid by BWF prior to closing in accordance with the Agreement, plus (c) $1,500 representing the portion of the monthly payment due from BWF for October 2006. The total of the monthly payments, $216,000, was applied toward the gross purchase price, and the balance due of $2,028,500 was paid in cash at closing. The building previously utilized to store the Company's machinery and equipment is located on the property sold. The Company rented the building from October 2006 through October 2007 when construction of a replacement building was completed.
The Company has reported a net gain of $1,852,000 from the sale in its results for the year-ended December 31, 2006. See Note 4 to the Company's Consolidated Financial Statements for additional details.

	On December 10, 2007 the Township's Mayor and Town Council approved a resolution designating an area, including approximately 342 acres of the Company's property, as an area in need of redevelopment in accordance with New Jersey Statute 40A:12A-5. This action follows the Township's Planning Board's August 8, 2007 approval of the study prepared by the Township's planner entitled "Five Points Study Area, Preliminary Investigation:
Determination of an Area in Need of Redevelopment" (the "Five Points
Study"). The Five Points Study concluded that the subject area (the "Five Points Study Area") should be designated a redevelopment area pursuant to the New Jersey Local Housing and Redevelopment Law. During September 2007, two subsidiaries of Transtech commenced litigation entitled Kinsley's Landfill, Inc., and Birchcrest, Inc. v. Planning Board of the Township of Deptford (No. L-001536-07) in the Superior Court of New Jersey, Law
Division, Gloucester County. During December 2007, the complaint was amended to include The Township of Deptford, Benderson Properties, Inc. and certain of its affiliates as defendants. The suit seeks, among other remedies, to reverse and set aside the Township's Planning Board approval of the 2007 study prepared by the Township's planner. See Note 12 - Legal Proceedings, Five Points Redevelopment Zone, to the Company's Consolidated Financial Statements for a discussion of this matter.

	The Company is pursuing the disposition of its remaining property through the sale of individual parcels and/or groups of parcels. The Company is unable to determine when sale(s) of the remaining parcels will ultimately be consummated and proceeds received given the location of the properties, access issues and the location of wetlands on certain properties.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)




December 31,                                         2007          2006

Assets

Current Assets
  Cash and cash equivalents                        $   961       $ 1,601
  Marketable securities                              3,267         4,645
  Accounts receivable - trade                           44            29
  Refundable income taxes                              484            88
  Prepaid expenses and other                           237            25
  Restricted escrow accounts for post-
    closure costs                                    1,018         1,013
    Total current assets                             6,011         7,401

Property, Plant and Equipment
  Land                                               1,067         1,067
  Buildings and improvements                           595           354
  Machinery and equipment                            3,336         3,421
    Total gross assets                               4,998         4,842
  Less accumulated depreciation                      2,999         2,997
    Net property, plant and equipment                1,999         1,845

Other Assets
  Restricted escrow accounts for post-
    closure costs                                    6,355         6,543
  Other                                                150           142
    Total other assets                               6,505         6,685

  Total Assets                                     $14,515       $15,931






	See Accompanying Notes to Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's, except share data)


December 31,                                         2007          2006

Liabilities and Stockholders' Equity

Current Liabilities
 Current portion of long-term debt                 $    10       $    14
 Accounts payable                                      179           217
 Current portion of income taxes payable               195           219
 Accrued income taxes                                    4            48
 Accrued professional fees                             358           326
 Accrued miscellaneous liabilities                      46            66
 Current portion of accrued post-closure costs       1,035         1,013
   Total current liabilities                         1,827         1,903

Long-Term Liabilities
 Long-term debt                                         17            27
 Income taxes payable                                  738           933
 Accrued post-closure costs                          7,762         8,399
   Total long term liabilities                       8,517         9,359

Total Liabilities                                   10,344        11,262

Stockholders' Equity
 Common stock, $.50 par value,
   10,000,000 shares authorized:
   4,864,940 shares issued                           2,432         2,432
 Additional paid-in capital                          1,450         1,450
 Retained earnings                                  11,005        11,821
 Accumulated other comprehensive income (loss)         298           (20)
   Sub-Total                                        15,185        15,683
 Treasury stock, at cost - 1,885,750 shares        (11,014)      (11,014)
   Total stockholders' equity                        4,171         4,669

Total Liabilities and
   Stockholders' Equity                           $ 14,515      $ 15,931



	See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)



Years ended December 31,                             2007          2006

Operating Revenues
   Environmental services                           $   933       $ 1,196
   Electricity generation                               537           364
   Subtotal                                           1,470         1,560
   Less intercompany sales                             (933)       (1,196)
Net Operating Revenues                                 537           364

Cost of Operations
   Direct operating costs                             (310)         (282)
   Selling, general and
     administrative expenses                        (1,856)       (1,733)
   Accretion expense                                  (366)         (394)
     Total                                          (2,532)       (2,409)

Gain on sale of real property                           -          1,852

Operating Loss                                      (1,995)         (193)

Other Income (Expense)
   Investment income                                   214           286
   Investment income on landfill
     escrow accounts                                   320           250
   Interest expense                                     (3)           (5)
   Rental income                                        15            75
   Proceeds from insurance claims                      137           600
   Miscellaneous income                                 42           129
     Total other income                                725         1,335

Income (Loss) Before Income Tax (Benefit)
  Expense                                           (1,270)        1,142

Income Tax (Benefit) Expense                          (454)          512

Net Income (Loss)                                  $  (816)     $    630

Basic Net Income (Loss) Per Common Share           $  (.27)      $   .21

Weighted Average Common Shares Outstanding       2,979,190     2,979,190





	See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity
(In $000's)


Years ended December 31,                             2007          2006

Common Stock
  Balance at January 1 and December 31             $ 2,432       $ 2,432

Additional Paid-In Capital
  Balance at January 1 and December 31               1,450         1,450

Retained Earnings
  Balance at January 1                              11,821        11,191
    Net income (loss)                                 (816)          630
  Balance at December 31                            11,005        11,821

Accumulated Other Comprehensive Income (Loss)
  Balance at January 1                                 (20)          (84)
  Change in unrealized gain (loss) on
  available-for-sale securities net of tax:
    Unrealized gain (loss) arising during the
      period (net of deferred income tax
      of $0 and $0, respectively)                      318            64
  Balance at December 31                               298           (20)

Treasury Stock
  Balance at January 1 and December 31             (11,014)      (11,014)

Total Stockholders' Equity                         $ 4,171       $ 4,669

Comprehensive Income (Loss)
  Net Income (Loss)                                $  (816)      $   630
  Other comprehensive income (loss), net of tax:
    Unrealized gains on available for sale
      securities:
    Unrealized gain arising during the period
      (net of deferred income tax of $0 and $0,
      respectively)                                    318            64

Comprehensive Income (Loss)                        $  (498)      $   694


	See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)

Years ended December 31,                             2007          2006

Increase (Decrease) in Cash
  and Cash Equivalents

Cash Flows from Operating Activities:
   Cash received from customers                    $   522       $   392
   Cash paid to suppliers and employees             (2,327)       (1,886)
   Interest and dividends received                     214           286
   Proceeds from insurance claims                      137           600
   Other income received (expense paid)                 56           206
   Interest paid                                        (3)           (5)
   Income tax paid, net of refunds                    (203)         (888)
   Payment of landfill post-closure costs, net
     of proceeds from escrow of $799 and
     $424, respectively                               (160)         (259)
     Net cash used in operating activities          (1,764)       (1,554)

Cash Flows from Investing Activities:
   Proceeds from maturity of marketable
     securities                                     11,591        11,931
   Purchase of marketable securities               (10,212)      (12,140)
   Collections on note receivable                       -              1
   Proceeds from sale of real property                  16         1,738
   Purchase of plant and equipment                    (257)         (431)
     Net cash from investing activities              1,138         1,099

Cash Flows from Financing Activities:
   Proceeds from vehicle financing                      -             25
   Principal payments on vehicle financing             (14)          (40)
     Net cash used in financing activities             (14)          (15)

Net decrease in cash
  and cash equivalents                                (640)         (470)
Cash and cash equivalents at
  beginning of year                                  1,601         2,071

Cash and cash equivalents at
  end of year                                      $   961       $ 1,601




See Accompanying Notes to Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


Years ended December 31,                             2007          2006

Reconciliation of Net Income to Net Cash
Used in Operating Activities:
Net income (loss)                                  $  (816)      $   630
Adjustments to Reconcile Net Income to Net Cash
Used in Operating Activities:
  Depreciation                                          86            49
  Provisions for losses on accounts receivable          -             74
  Gain from sale of real property                       -         (1,851)
  Accretion expense                                    366           394
  Earnings on landfill escrow accounts                (320)         (250)
  Deferred income tax provision                         -             27
(Increase) decrease in assets:
  Accounts receivable, net                             (15)           28
  Refundable income taxes                             (396)          348
  Prepaid expenses and other                          (220)           31
Increase (decrease) in liabilities:
  Accounts payable and accrued miscellaneous
    liabilities                                        (58)          (35)
  Accrued income taxes                                 (44)         (529)
  Accrued professional fees                             32             8
  Income tax payable                                  (219)         (219)
  Landfill post-closure costs, net of proceeds
    from escrow of $799 and $424, respectively        (160)         (259)
  Net Cash Used in Operating Activities            $(1,764)      $(1,554)



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

	Reclassification:

		Certain reclassifications have been made to the 2006 financial statements in order to conform to the presentation followed in preparing the 2007 financial statements. The reclassifications have no effect on previously reported income.

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

	Concentration of Credit Risk:

		Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions.
These cash investments may, at times, be in excess of the FDIC insurance or not covered by the FDIC. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss with respect to accounts receivable. During the years ended December 31, 2007 and 2006 one customer of the Company accounted for 100% of the Company's consolidated net operating revenues.

	Fair Value of Financial Instruments:

		The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of these items. The carrying amount of notes payable (including current portion) approximates fair value since such notes bear interest at current market rates.

	The fair value of the income tax payable discussed in Note 7 herein equals approximately $795,000 and $961,000 as of December 31, 2007 and 2006, respectively, determined by discounting the installments at a rate of 6% per annum.

	Cash and Cash Equivalents:

		The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 2007 and 2006, cash and cash equivalents includes interest-bearing cash equivalents of $659,000 and $1,224,000, respectively.

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

	Trade Accounts Receivable:

		Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. No allowances for doubtful accounts exist as of December 31, 2007 and 2006.

Valuation of Long-Lived Assets:

	The Company periodically analyzes its long-lived assets for potential impairments, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

	Property, Plant and Equipment:

		Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of 3-15 years for machinery and equipment, and 25 years for buildings.

	Restricted Escrow Account for Post-Closure Costs:

	The Company provided financial assurance by depositing cash during the operating life of the Kinsley's Landfill into escrow accounts which are legally restricted for purposes of funding the closure and post-closure activities at the Kinsley Landfill site. Balances maintained in the restricted escrow accounts fluctuate based on the ongoing use of the funds for qualifying post-closure activities and the changes in the fair value of the financial instruments held in the escrow account. Any funds remaining in a restricted escrow account at the end of the monitoring period will revert to the State of New Jersey. At December 31, 2007 and 2006 the accrued post-closure liability exceeds the funds available in the restricted escrow account(s) by $1,424,000 and $1,856,000, respectively. The funds held in the restricted escrow account at December 31, 2007 and 2006 were invested in U.S. government and U.S. government backed debt securities.

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

	Under SFAS 143, accretion of the asset retirement obligation liability from its initially determined value is recorded as an expense using the effective interest method. Changes in the liability due to the passage of time are recognized as operating items in the income statement and are referred to as accretion expense. Changes in the liability due to revisions to estimated future cash flows are recognized by increasing or decreasing the liability, with, in the case of closed landfills, an offset to the statement of operations.

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

	Recent Accounting Pronouncements:

	In February 2007, the FASB issued SFAS No. 159, "Establishing the Fair Value Option for Financial Assets and Liabilities" to permit all entities to choose to elect to measure eligible financial instruments at fair value. The decision whether to elect the fair value option may occur for each eligible item either on a specified election date or according to a preexisting policy for specified types of eligible items. However, that decision must also take place on a date on which criteria under SFAS 159 occurs. Finally, the decision to elect the fair value option shall be made on an instrument-by-instrument basis, except in certain circumstances. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, Fair Value Measurements. An entity is prohibited from retrospectively applying
SFAS No. 159, unless it chooses early adoption. SFAS No. 159 also applies to eligible items existing at November 15, 2007 (or early adoption date). The Company has not yet determined the impact of this statement on its results of operations or financial condition.

	In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for the Company's year ended December 31, 2007. The adoption of FIN 48 has not resulted in a material effect on the Company's financial condition or results of operations.

	In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The provisions of SFAS 157, as issued, are effective for the fiscal years beginning after November 15, 2007. However, at the February 6, 2008 meeting, the FASB agreed to defer for one year the effective date of Statement 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company has not yet determined the impact of this statement on its results of operations or financial condition.

Note 2 - Marketable Securities:

	At December 31, 2007, the Company's marketable securities consisted primarily of U.S. Treasury bills classified as available-for-sale and are carried at their fair value of $3,267,000 with a cost of $3,266,000, and gross unrealized gains of $1,000. At December 31, 2006, the Company's marketable securities consisted of U.S. Treasury bills classified as available-for-sale and are carried at their fair value of $4,645,000 which approximated cost. The unrealized gains related to the Company's marketable securities, net of income tax are included in accumulated other comprehensive income (loss) in stockholder's equity (see Note 5).

	During the years ended December 31, 2007 and 2006, proceeds from the maturity of available-for-sale securities were $11,591,000 and $11,931,000, respectively. No marketable securities were sold prior to maturity during 2007 and 2006.

Note 3 - Accounts Receivable:

	The Company sells the electricity it generates to a local utility. Such sales account for 100% of the Company's Net Operating Revenues for both the years ended December 31, 2007 and 2006, and represented 100%
of the Company's Accounts Receivable - Trade as of December 31, 2007 and December 31, 2006.

Note 4 - Sale of Real Property:

      On October 19, 2006, Transtech Industries, Inc. ("Transtech"), and its wholly owned subsidiaries Birchcrest, Inc. ("Birchcrest") and Kinsley's Landfill, Inc. ("Kinsley's")(collectively referred herein as the "Company"), completed the sale of approximately 60 acres of real property and buildings located in the Township of Deptford, N.J. pursuant to the contract with BWF Development, Inc. ("BWF"). The real estate sold consists of approximately 45 acres usable land and 15 acres of wetlands, upon which two metal buildings and two private residences are situated. Kinsley's and Birchcrest continue to own approximately 364 contiguous acres adjacent to the property sold, of which approximately 110 acres is occupied by the closed Kinsley's Landfill.

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

      The gross sales price for the land and buildings was $2,244,500, consisting of (a) a base price of $2,153,000, plus (b) a portion, $90,000, of the monthly payments paid by BWF prior to closing in accordance with the Agreement, plus (c) $1,500 representing the portion of the monthly payment due from BWF for October 2006. The total of the monthly payments, $216,000, was applied toward the gross sales price, and the balance due of $2,028,500 was paid at closing.
The monthly payments had been treated as un-earned income for financial presentation purposes, and reported as an accrued miscellaneous liability. The Company recognized a gain from the sale of $1,852,000, net of the book value of the assets sold ($190,000) and transaction costs, in its consolidated Statement of Operations for the year ended December 31, 2006.

      Kinsley's and another Transtech subsidiary utilized one of the two metal buildings included in the sale to store their machinery and equipment. On October 19, 2006, Kinsley's and Buyer entered into a Use and Occupancy Agreement that permited Kinsley's to utilize the building and an access-way from closing through June 2007, subsequently amended to October 31, 2007, during which time Kinsley's constructed a replacement building. Kinsley's paid rent at the rate of $2,000 per month for use of the building for the period of January 1, 2007 through October 31, 2007. No rent was payable for the period from closing to December 31, 2006. The Company provided the Buyer a security deposit of $100,000 to assure Kinsley's performance under the Use and Occupancy Agreement, to fund the remediation of any contamination found of the property sold that is determined to have occurred during the period of April 2006 to the closing, and the release of a $140,000 claim against the property sold related to a previously retired mortgage. This mortgage claim was cancelled via court order during January 2008. The security deposit is included in the amount reported as Other Assets as of December 31, 2007 and 2006.

      Kinsley's and Birchcrest no longer receive combined income of approximately $4,665 per month from the rental of the second metal building and one residence situated on the property sold. The second residence was unoccupied. Kinsley's also received rental income from leasing a portion of its property to a local radio station pursuant to a lease dated March 1, 1995, as amended (the "Tower Lease"). The radio station operates four transmission antennas on the leased property. Three of the towers are situated on property sold to the Buyer and one tower is situated on property retained by the Kinsley's. On October 19, 2006 Kinsley's assigned the Tower Lease to the Buyer, and entered into a lease with the Buyer for the portion of Kinsley's property upon which the one tower is situated. Rent paid to Kinsley's from the Buyer for Tower Lease rent payments and real estate tax reimbursement was approximately $6,000 for the year ended December 31, 2007. Kinsley's lease with the Buyer runs contemporaneously with the Tower Lease, which expires February 2010 and is renewable in five year increments through February 2030. No additional consideration was received by the Company for either the foregone rental income or the assignment of the Tower Lease.

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

      The Company is pursuing the disposition of its remaining property through the sale of individual parcels and/or groups of parcels. The Company is unable to determine when sale(s) of the remaining parcels will ultimately be consummated and proceeds received given their location, access issues and the location of wetlands on certain parcels.

Note 5 - Restricted Escrow Accounts For Post-Closure Costs:

      As of December 31, 2007 and 2006, the Company held $7,373,000 and $7,556,000, respectively, in a restricted escrow account which is to be used to fund post-closure costs at Kinsley's Landfill. The escrow fund is legally restricted for purposes of settling closure and post-closure costs, and were established to provide financial assurance through the deposit of a portion of the tipping fee charged when the landfill was operating. All disbursements from the escrow must be approved by the NJDEP. The balance of funds, if any, remaining after the end of the post-closure activities will revert to the State of New Jersey. The escrow for post-closure costs primarily consists of U.S. Treasury Notes and government backed debt securities. At December 31, 2007 the securities had a fair market value of $7,373,000, with a cost of $7,076,000, unrealized gains of $302,000 and unrealized losses of $5,000. At December 31, 2006 the securities are carried at their fair value of $7,556,000, with a cost of $7,576,000, unrealized gains of $55,000 and unrealized losses of $75,000. The net unrealized gains and losses are included in stockholder's equity for the respective periods (stockholders' equity also includes net unrealized gains related to the Company's marketable securities discussed in Note 2). The portion of the restricted escrow funds reported as current equals the current portion of post-closure costs related to the Kinsley's Landfill (see
Note 9).

      At December 31, 2007, the restricted escrow's investments in debt securities mature as follows (at fair value): $157,000 within one year; $4,425,000 1 to 5 years and $2,791,000 6 to 10 years.

Note 6 - Property, Plant and Equipment:

	The Company's property, plant and equipment as of December 31, 2007 and 2006 consisted of the following (table in $000's):

                                                     2007        2006

            Land                                  $ 1,067     $ 1,067
            Buildings and improvements:
			Buildings                     473         126
              Construction in process                  -          106
            Gas Collection System                     122         122
            Machinery and equipment                 3,336       3,421
              Total                                 4,998       4,842

            Less: Accumulated depreciation         (2,999)     (2,997)
                                                  $ 1,999     $ 1,845

	Depreciation expense charged to operations for the years ended December 31, 2007 and 2006 was $86,000 and $49,000, respectively.

	Construction in process represents the costs incurred through December 31, 2006 to construct a replacement of the garage and workshop located on the 60 acres of property sold during October 2006 (see Note
4). This amount plus costs incurred subsequent to December 31, 2006 is included in the amount reported as Buildings as of December 31, 2007.

	The Company provided services to the Deptford Gas Company LLC ("DGC") with respect to the installation, operation and maintenance of a gas collection system at a landfill site owned by the Company. The gas collection system, which supplements an existing system, was installed in conjunction with a series of agreements regarding the use of landfill gas generated at the site and purchase of the Company's electric generating facility. During January, 2000 the Company voided all agreements with DGC and its affiliates. The agreements with DGC and its affiliates provided that in the event of termination, DGC would submit its cost of constructing the gas collection system, determined in accordance with the agreements, to the Company for reimbursement from the escrow account established to finance the site's post-closure activities (see Note 9). As of December 31, 2006, DGC had not provided calculations of the cost of constructing the gas collection system in accordance with the agreements. Therefore the Company determined the collection of the Company's receivable from DGC in the amount of $201,000 was unlikely, and reclassified the cost for its work performed on the gas collection system of approximately $122,000 to fixed assets and reported the balance of the receivable, approximately $79,000, as a bad debt expense for the year ended December 31, 2006.

	The Company owns approximately 364 contiguous acres in the Township of Deptford, N.J. (the "Township"). Approximately 110 of the 364 acres are occupied by the closed Kinsley's Landfill, which is owned by the Company's wholly owned subsidiary, Kinsley's Landfill, Inc. On December 10, 2007 the Township's Mayor and Town Council approved a resolution designating an area, including approximately 342 acres of the Company's property, as an area in need of redevelopment in accordance with New Jersey Statute 40A:12A-5. This action follows the Township's Planning Board's August 8, 2007 approval of the study prepared by the Township's planner entitled "Five Points Study Area, Preliminary Investigation: Determination of an Area in Need of Redevelopment" (the "Five Points Study"). The Five Points Study concluded that the subject area (the "Five Points Study Area") should be designated a redevelopment area pursuant to the New Jersey Local Housing and Redevelopment Law. During September 2007, two subsidiaries of Transtech commenced litigation entitled Kinsley's Landfill, Inc., and Birchcrest, Inc. v. Planning Board of the Township of Deptford (No. L-001536-07) in the Superior Court of New Jersey, Law Division, Gloucester County. During December 2007, the complaint was amended to include The Township of Deptford, Benderson Properties, Inc. and certain of its affiliates as defendants. The suit seeks, among other remedies, to reverse and set aside the Township's Planning Board approval of the 2007 study prepared by the Township's planner. See
Note 12, Legal Proceedings, Five Points Redevelopment Zone, for a discussion of this matter.

	The Company's wholly owned subsidiary, Filcrest Realty, Inc. owns approximately 53 acres of undeveloped property in Edison Township, N.J. Edison Township has requested that Filcrest Realty, Inc. grant it an easement on a portion of this property to install a shoreline walkway on certain lots situated along the Raritan River. The Company has denied the Township's request believing the structure and location proposed by the Township will adversely impact the value of that tract which totals approximately 15 acres. This property was included in the area remediated pursuant to Administrative Orders issued by the EPA
(see Note 12 - Legal Proceedings, The Kin-Buc Landfill). The Company has offered to sell the 15 acres to the Township. The Township has conveyed an appraisal setting the value of the easement at $15,000.
The Company regards this figure as too low and will obtain its own appraisal. The Township of Edison may commence condemnation proceeding on the 0.48 acres for which the easement is sought.

Note 7 - Income Taxes:

	The provision (benefit) for income taxes for the years ended December 31, 2007 and 2006 is based upon the Company's anticipated annual effective tax rate and consists of the following (table in $000's):

                                                     2007        2006
            Provision for operations
              Currently payable (refundable):
                Federal                            $ (429)     $  373
                State                                 (25)        112
                                                     (456)        485
              Deferred tax (benefit):
                Federal                                -           21
                State                                  -            6
                                                       -           27
              Total income tax provision:
                Federal                              (429)        394
                State                                 (25)        118
                                                   $ (454)     $  512

	The provisions for currently payable state income tax for the year ended December 31, 2006 was reported net of the benefit of $39,000 from the carry-forward of operating losses.

	Deferred tax expense results from temporary differences as follows (table in $000's):

                                                     2007       2006
            Excess of tax over book
              (book over tax) depreciation        $     8     $   (12)
            Change in Federal valuation
              allowance (Net of $0 related
              to unrealized appreciation of
              available for sale securities)           14          13
            Change in state valuation allowance        17          (7)
            State net operating loss carryforwards    (18)         11
            Allowance for bad debts and other
              valuation allowance                      -           15
            Post-Closure costs                         (4)          7
            State tax accrual relating to
              tax audit                               (17)         -
            Deferred tax expense (benefit)        $    -      $    27

	Deferred tax assets and liabilities at December 31, 2007 and 2006 were comprised of the following (table in $000's):

                                                     2007        2006
            Deferred tax assets
              Post-Closure costs                  $     6     $    10
              State tax accrual relating to
                tax audit                              -           16
              Depreciation                             62          54
              State net operating loss
                carryforwards                         418         436
              Subtotal                                486         516
              Valuation allowance for deferred
                tax assets                           (486)       (516)
              Total                                    -           -

             Deferred tax liabilities
              Unrealized appreciation of
                equity securities                      -           -
            Net deferred tax asset                $    -     $     -

	The Company has recorded valuation allowances of $486,000 and $516,000 as of December 31, 2007 and 2006, respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

      The calculation of the above provision includes available state net operating loss carry-forwards as permitted. At December 31, 2007 the Company and its subsidiaries had state net operating loss carryforwards of $4,642,000 which expire at various dates through December 31, 2013.

	The following is a reconciliation between the amount of reported total income tax (credit) from continuing operations and the amount computed by multiplying the income (loss) before tax by the applicable statutory U.S. federal income tax rate (table in $000's):
                                                     2007        2006
           Tax expense computed by applying U.S.
             federal income tax rate to income
             before income taxes                   $  (432)    $  390
           Elimination of federal tax on:
             Accretion expense                         125        134
             Investment income on landfill
               escrow accounts                        (108)       (85)
           Non-taxable interest income                 (13)       (16)
           Increases (reductions) in taxes
             resulting from valuation allowance:
             Federal deferred tax
               valuation allowance                      -          13
           State taxes net of federal benefit           15         72
           Change in estimate                          (48)        -
           Other permanent items - net                   1          4
                                                   $  (454)   $   512

	Income taxes payable, equal to $933,000 as of December 31, 2007, represents the amount due the United States Internal Revenue Service (the "Service") in settlement of litigation concluded during October 2000 regarding the Company's tax liability for taxable years 1980-88 and certain issues from taxable years 1989-91. The Company settled all of the issues before the U.S. Tax Court (Transtech Industries, Inc. v. Commissioner of Internal Revenue Docket No. 2588-94) and reached agreement with the Service as to its tax liability for all taxable years through 1996. During July 2004, the Service accepted the Company's Offer in Compromise (the "Offer") which requested a reduction in the amount payable with respect to such settlements and permission to pay the reduced obligation in installments. The Offer committed the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest of approximately $4,800,000. A payment of $810,000 was made during October 2004 and the balance due is being paid in monthly installments over nine years as follows: (a) $18,230 per month for each of the forty-eight months beginning August 2004, and (b) $13,416 per month for each of the sixty months beginning August 2008. The total of the installments paid from inception through December 31, 2007 equals approximately $747,000. The approximate amounts due for the five years subsequent to December 31, 2007 are as follows: $195,000; $161,000; $161,000; $161,000 and $161,000. The sum
of the payments due during the twelve months subsequent to December 31, 2007 has been classified as a current liability and the balance of the payments due have been classified as a long-term liability. The
Service does not impose interest on amounts payable pursuant to the Offer. The Company is permitted to receive refunds of prior tax overpayments and from the carryback of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.

	The Company has also paid state income taxes and interest due, in accordance with its calculations, as a result of the settlements with the Service. The Company accrued additional interest and penalties the state tax authorities may have asserted in connection with the state tax liability arising from these settlements. With the passage of time since the filing of the amended returns, it is unlikely such interest and penalties will be imposed. Therefore, the $48,000 accrued for such purpose, classified as current as of December 31, 2006, was reversed during the year ended December 31, 2007.

Note 8 - Long-term Debt:

	Long-term debt consists of the following as of December 31, 2007 and 2006 (table in $000's, except for monthly installment amounts):

                                                     2007        2006

            Note payable to bank due in monthly
              installments of $691, including
              interest at 7.0% per annum, to
              August 2007; paid in full during 2007. $  0        $  5

            Note payable to a finance company, due
              in monthly installments of $459,
              including interest at 7.99% per
              annum, to August 2009; secured by
              a vehicle carried at a net book value
              of $12.                                   9          13

            Note payable to a bank, due in monthly
              installments of $505, including
              interest at 7.75% per annum, to June
              2011; secured by a vehicle carried
              at a net book value of $20.              18          23

            Total long-term debt                       27          41
                Less: Current portion                  10          14
            Long-term portion                        $ 17        $ 27

	Aggregate maturities of long-term debt for years subsequent to December 31, 2007 are as follows: 2008 - $10,000; 2009 - $9,000; 2010 -
$5,000 and 2011 - $3,000.

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

	The Company's estimates of costs to discharge asset retirement obligations for landfills are developed in today's dollars. The estimated costs are inflated to the expected time of payment and then discounted back to present value. The estimated costs in current dollars were inflated to the expected time of payment using an inflation rate of 2.5%, and the inflated costs were discounted to present value using a credit-adjusted, risk-free discount rate of 4.5%. The credit-adjusted, risk-free rate were based on the risk-free interest rate on obligations of similar maturity and adjusted for the risk associated with investments permitted and typically held in the Company's post-closure escrow accounts discussed in Note 5. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities, but subsequently recognized obligations are measured using the revised credit-adjusted, risk-free rate.

	The following table summarizes the actual activity in the Company's asset retirement obligation liabilities for post-closure costs for the years ended December 31, 2007 and 2006 (table in $000):

                                         Years Ended December 31,
                                              2007      2006

      Asset retirement obligation
        liability, beginning of year        $ 9,412    $ 9,746
      Accretion expense                         366        394
      Obligations settled during
        the period                             (922)      (844)
      Other adjustments                         (59)       116
      Asset retirement obligation
        liability, end of year                8,797      9,412
          Less: Current portion               1,035      1,013
          Long-term portion                 $ 7,762    $ 8,399

		The amount reported as current portion represents an estimate of the cost to be incurred during the subsequent twelve months. The
Company's total and current portion of accrued post-closure costs by site as of December 31, 2007 and 2006 are as follows (table in $000's):

                                                 2007       2006

            Kinsley's landfill                 $ 8,780    $ 9,385
            Mac landfill                            17         27
            Total                              $ 8,797   $  9,412

            Kinsley's landfill                 $ 1,018    $   986
            Mac landfill                            17         27
            Current portion                    $ 1,035    $ 1,013

	The Company's estimates of post-closure costs in today's dollars for each of the next five years are: $1,035,000; $999,000; $980,000;
$961,000 and $943,000, respectively.

	The post-closure maintenance costs of the Kinsley's Landfill are funded from a restricted escrow account (see Note 5).

	The Company has begun re-grading a section of the Kinsley's Landfill in accordance with a plan approved by the New Jersey Department of Environmental Protection ("NJDEP"). The re-grading plan calls for the use of both recycled and non-recycled materials to fill and re-contour the areas of the mound containing depressions. The Company receives a fee to accept certain of the fill materials. The costs incurred for re-grading activities shall be paid from such fees. However, costs incurred for re-grading activities in excess of such fees, if any, will be submitted to NJDEP for reimbursement from the Kinsley's Escrow. The amount reported as Other adjustments in the above table equals the proceeds generated from the materials received in the re-grading project at the Kinsley's Landfill, less related re-grading expenses.

	The Company intends to annually review its calculations with respect to landfill asset retirement obligations unless there is a significant change in the facts and circumstances related to a landfill during the year, in which case the Company will review its calculations after the significant change has occurred.

	During July, 2007 the Company received notice from the NJDEP that
it has modified its approval of the re-grading plan.   Such
modifications may negatively impact the quantity of the fee producing materials the Company may accept for the re-grading project and increase the cost of utilizing such materials. The Company has challenged the NJDEP's modification to the re-grading plan and has requested to present its objections before an administrative hearing.

	Contingent Environmental Liabilities

	During November 2004, the Company along with fourteen other potentially responsible parties were named as respondents to an Unilateral Administrative Order issued by the United States Environmental Protection Agency ("EPA") regarding a site located in Carlstadt, New Jersey. The site is known as the Scientific Chemical Processing Superfund Site (the "SCP Site") and has been undergoing remediation pursuant to an Administrative Order issued by the EPA in 1990. The November 2004 Unilateral Administrative Order seeks contribution from the fifteen respondents and a group of sixty nine other potentially responsible parties, toward the remediation of an area designated Operable Unit 2, estimated to cost $7.5 million, and reimbursement to the EPA of $2.0 million of alleged past oversight and administrative costs (see Note 12 - Legal Proceedings "The Carlstadt SCP Site"). The Company ceased operations of a solvents recovery facility at the site in 1970 and had been named as a respondent to the Administrative Order issued regarding the SCP site in 1990. The Company, together with the property owner, have contributed cash and proceeds from insurance settlements toward the remediation of the SCP Site. Such contributions total $16.4 million through December 31, 2007, plus interest earned thereon, which the Company believes should satisfy the share of remediation costs which could be found attributable to the Company for the SCP Site.

	The Company was one of 158 recipients of a Notice of Potential Liability and Request to Perform Remedial Investigation/Feasibility Study (the "Notice"), issued by the EPA on March 9, 2006, regarding the contamination of the Berry's Creek Study Area (the "Creek Area") located in Bergen County, N.J. A tributary adjacent to the SCP Site flows into Berry's Creek. Each recipient of the Notice is designated as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), and may be held liable for the cleanup of the Creek Area and costs the EPA has incurred with regard to the Creek Area. As no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability, if any, with respect to the Creek Area and consequently no liability has been recorded on the Company's financial statements (see Note 12 - Legal Proceedings "Berry's Creek").

     	The Kin-Buc Landfill, located in Edison, New Jersey, and operated on property both owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"), ceased operations in 1977. The operation and maintenance of remedial measures implemented at the Kin-Buc Landfill continue pursuant to the provisions of Administrative Orders issued by EPA to the Company and other respondents, including SCA Services, Inc. ("SCA"), an affiliate of Waste Management, Inc. ("WMI"). On December
23, 1997, the Company entered into four agreements that settled lawsuits related to the allocation of costs of remediation of the Kin-Buc Landfill and substantially relieved the Company from certain future obligations with respect to the site. However, the Company remains a responsible party under the Administrative Orders issued by EPA discussed above, and may continue to incur administrative and legal costs for issues and activities related to the site (see Note 12- Legal Proceedings "The Kin-Buc Landfill").

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

Note 10 - Employee Benefit Plans:

	Retirement Savings and Profit Sharing Plans

	The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of an employee's contribution that is no greater than 2% of their eligible compensation during 2007 and 2006. The plan provides that the Company's matching and profit sharing contributions be made in cash. Contributions to and administrative expenses of the plan paid by the Company for each of the years ended December 31, 2007 and 2006 was approximately $8,000 and $11,000.

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

Note 11 - Lease Commitments and Rental Income:

	The Company leases office facilities in Piscataway, NJ and Sarasota, FL under non-cancelable operating leases which expire in March 2010 and January 2009, respectively. The Company also leases automobiles and office equipment under non-cancelable operating leases which expire during 2008. Rent expense for non-cancelable operating leases was $89,000 and $79,000 for the years ending December 31, 2007 and 2006, respectively. The future minimum lease commitments for all non-cancelable operating leases at December 31, 2007 are as follows:
2008 - $69,000; 2009 - $63,000; and 2010 - $13,000.

      The Company rents certain real property upon which a radio tower is situated. The Company reported $6,000 of rental income for the year ended December 31, 2007. In addition, the Company rented buildings and property to third parties prior to the sale of the parcels containing such property by the Company during October 2006 (see Note 4). The Company reported approximately $65,000 of rental income, net of commission expenses, derived from such property for the year ended December 31, 2006.

Note 12 - Legal Proceedings:

	The Kin-Buc Landfill

	The Kin-Buc Landfill was owned and operated, both solely for a time and then with partners, by Transtech's wholly-owned subsidiary, Kin-Buc, Inc. ("Kin-Buc"). The Kin-Buc Landfill and certain neighboring property, including parcels owned by Transtech's wholly-owned subsidiary Filcrest Realty, Inc. ("Filcrest") and other third parties, are undergoing remediation pursuant to Administrative Orders issued by EPA in September 1990 and November 1992 (the "Orders") to the Company, and other responsible parties, including Inmar Associates, Inc. ("Inmar") and affiliates of Waste Management, Inc. ("WMI"). Inmar is controlled by Marvin H. Mahan, a former principal shareholder and former officer and director of the Company, and leased real property upon which the landfill is situated to the Company.

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

	During September 2002, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund (together referred herein as the "NJ Agencies") filed a similar suit against the same respondents, entitled New Jersey Department of Environmental
Protection, and Acting Administrator, New Jersey Spill Compensation
Fund v. Chemical Waste Management, Inc. et. al. in the United States District Court, District of New Jersey (Case No. 02CV 4610 (DMC)), that sought reimbursement of unspecified past costs allegedly incurred with respect to the Kin-Buc Landfill and for unspecified alleged Natural Resource Damages. This suit was consolidated with the EPA suit brought in May 2002 discussed above.

	The WMI Group had agreed to indemnify the Company against EPA and New Jersey Agencies claims for past response costs and Natural Resource Damages pursuant to the terms of a 1997 Settlement Agreement (discussed below). However, the terms of the 1997 Settlement Agreement arguably did not provide the Company with complete indemnification against the penalties sought by EPA in this action.

	On December 30, 2004, Transtech together with Kin-Buc, and Filcrest executed consent decrees which resolved the claims brought against the Company and others during 2002 by EPA, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund regarding the Kin-Buc Landfill as set forth in the consolidated cases of United States of America; New Jersey Department of Environmental Protection; and Acting Administrator, New Jersey Spill Compensation Fund v. Chemical Waste Management, Inc.; Earthline Company; Filcrest Realty, Inc.; Anthony Gaess; Inmar Associates, Inc.; Kin-Buc, Inc.; SCA Services, Inc.; SCA Services of Passaic, Inc.; Transtech Industries, Inc.; Waste Management, Inc.; and Wastequid, Inc., Civil Action No. 02-2077 (the "Lawsuit") before the U.S. District Court for the District of New Jersey (the "Court"). The Court entered the consent decrees on October 18, 2005.

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

	The Subject Property consists of one parcel of approximately 25 acres owned by Kin-Buc upon which a portion of the Kin-Buc Landfill is situated and parcels totaling approximately 74 acres of predominately wetlands in the vicinity of the Kin-Buc Landfill owned by Filcrest.
The Kin-Buc parcel and certain of the Filcrest parcels are undergoing remediation pursuant to the Orders and performed by SCA. The Company's investment in the Subject Property was written-off for book and tax purposes during the 1980's.

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

	As previously reported, during 1990, Transtech, Kin-Buc and Filcrest commenced a suit in the United States District Court for the District of New Jersey entitled Transtech Industries, Inc. et al. v. A&Z Septic Clean et al. (Civil Action No. 2-90-2578(HAA)) (the "Kin-Buc Cost Recovery Action") against non-municipal generators and transporters of hazardous waste disposed of at the Kin-Buc Landfill (the "PRPs") for contribution towards the cost of remediating the Kin-Buc Landfill. On December 23, 1997, the Company entered into four agreements which settled this suit, earlier suits and derivative lawsuits all related to the allocation of costs of remediation. One of the December 23, 1997 agreements provided SCA's Parties commitment to defend and indemnify the Company from certain future liability for and in connection with the remediation of the site. SCA also agreed to defend and indemnify Transtech, Kin-Buc and another subsidiary, Filcrest Realty, Inc. ("Filcrest") from claims by non-settling non-municipal waste and municipal waste potentially responsible parties in the litigation.

	Specifically, pursuant to indemnification provisions of the 1997 Agreement the SCA and certain related parties (the "SCA Parties") are to defend and indemnify the Company from and against (i) all claims, demands and causes of action which have been made or brought, or hereafter may be made or brought, by the EPA or any other federal, state or local governmental or regulatory agency, against the Company, and (ii) all liability, loss, cost and expense (including reasonable attorneys' fees) which may be suffered or incurred by the Company, which, in the case of (i) and (ii) above, arise from (y) the Orders (except for fines or penalties levied or imposed against the Company for or on account of any of the Company' actions or omissions on or before the effective date of the 1997 Agreement), or (z) any other orders or directives, and environmental or other applicable laws, regulations or ordinances, which are directed against or relate to the Kin-Buc Landfill or any portion thereof, operations at the Kin-Buc Landfill, the remediation of the Kin-Buc Landfill (except for the fines and penalties identified in (y) above), environmental conditions at the Kin-Buc Landfill or conditions resulting from releases from the Kin-Buc Landfill. The SCA Parties are not obligated to reimburse the Company for (i) response costs paid by the Company, on or before the effective date of the 1997 Agreement, or (ii) attorney's fees, disbursements or other costs and expenses arising from the Company's prosecution, defense or settlement of the Kin-Buc Cost Recovery Action or the derivative suits paid or incurred by the Company, on or before the effective date of the 1997 Agreement.

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

	Some of the Defendant Insurers are insolvent. The estates of some of these insolvent insurers have sufficient assets to make a partial contribution toward claims filed by the Company. Pursuant to their respective liquidation plans, the estates of insolvent insurers make payments toward agreed claims based upon the amount of their recovered assets and expenditures funded from such assets. The estates may elect, based upon their financial situation, to make additional distributions toward agreed claims, however there are no assurances that distributions will be paid. During the year ended December 31, 2005, the Company received payments totaling $4,514,000 with respect to settled claims against the estates of five insolvent insurers. Additional claims against the five estates have been barred in accordance with their liquidation plans.

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

	During the year ended December 31, 2007 the Company received supplemental distributions totaling $87,000 from the estates of three insolvent carriers.

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

SCA & SC Holdings, Inc.

 	In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed above, the Company agreed to allow
SCA to claim against a portion of the proceeds, arising from its lawsuit against its excess insurance carriers, discussed above. The maximum amount which could be found to be payable to SCA from the Lloyds Suit settlement proceeds, $3.5 million, was placed directly into escrow until the amount of such obligation is determined in accordance with the terms of the 1997 settlement. A calculation of the amount due pursuant to the 1997 Agreement was presented to SCA during March 2002. SCA subsequently notified the Company of its objection to values utilized in that calculation, contending it was owed $3.5 million.
Unable to resolve the disputed issues, during August 2002 the Company and SCA submitted the dispute regarding the amount due to binding arbitration for resolution in accordance with the terms of the 1997 Agreement. On February 6, 2004 the arbitrator issued the final of three conflicting rulings, finding in favor of SCA awarding it $3.5 million.

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

	The arbitrator's ruling was affirmed by the District Court on October 28, 2005. In December, 2005 the Company filed an appeal of the District Court's ruling with the United States Court of Appeals for the Third Circuit (No. 05-5246), and oral arguments were made before the Court during January 2008. The Court rendered its decision on March 24, 2008 affirming the District Court's decision. The Company has not yet decided whether it will appeal this decision. The amount held in escrow is not reflected on the Company's financial statements; therefore the Court's decision will not adversely impact the Company's financial statements. The Company will recognize income equal to the amount of the escrow remaining after payment of amounts due SCA, if any, in the period such funds are released from escrow.

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

	The Company requested a complete and detailed accounting of the actual total expenditures for the remediation work completed at the SCP Site from the AT&T Group. The AT&T Group has relayed that in aggregate, $15 million has been expended in regard to the site. The Company, as stated above, together with the property owner, Inmar Associates, Inc., had contributed $145,000 cash and $4.1 million of proceeds from the settlement with primary insurance carriers in 1995, an additional $12.0 million from the Company's 2001 settlement with its excess insurance carriers and an additional $250,000 in 2005 from the claims being pursued against the insolvent excess carriers, to a Qualified Settlement Fund established to fund costs incurred for the remediation of the Carlstadt SCP Site which is administered by the SCP Cooperating PRP Group. Such contributions total $16.4 million, plus interest earned, which the Company believes should more than satisfy the share of remediation costs which may be found attributable to the Company for the SCP Site. The Company has informed EPA of its intent to comply with the UAO and cooperate and coordinate with the Settling Defendants' representative.

	On October 2, 2007, the Company filed a motion under the previously reported action in the Superior Court of New Jersey, Middlesex County, entitled Transtech Industries, Inc. et. al v. Certain Underwriters at Lloyds et al, (Docket No. MSX-L-10827-95), seeking an Order compelling the SCP Cooperating PRP Group to account for how and how much it has spent of the $16,450,000 paid by the Company to it as recited above. The October 2007 motion was denied by the Superior Court during January 2008. During January 2008 the Company filed an appeal of the Superior Court's decision with the Superior Court of New Jersey Appellate Division entitled Transtech Industries, Inc. v. Certain Underwriters at Lloyds London and SCP Carlstadt PRP Group, (Docket No. A-002604-07T2).

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

Five Points Redevelopment Zone

	The Company owns approximately 364 contiguous acres in the Township of Deptford, N.J. (the "Township"). Approximately 110 of the 364 acres are occupied by the closed Kinsley's Landfill, which is owned by the Company's wholly owned subsidiary, Kinsley's Landfill, Inc. On December 10, 2007 the Township's Mayor and Town Council approved a resolution designating an area, including approximately 342 acres of the Company's property, as an area in need of redevelopment in accordance with New Jersey Statute 40A:12A-5.

	This action follows the Township's Planning Board's August 8, 2007 approval of the study prepared by the Township's planner entitled "Five Points Study Area, Preliminary Investigation: Determination of an Area in Need of Redevelopment" (the "Five Points Study"). The Five Points Study concluded that the subject area (the "Five Points Study Area") should be designated a redevelopment area pursuant to the New Jersey Local Housing and Redevelopment Law.

	The designation of a redevelopment area under the New Jersey Local Housing and Redevelopment Law grants a municipality many options to achieve its objectives regarding the ultimate redevelopment of property located within the redevelopment area. For example, municipalities have the authority to designate a third party (generally a land developer) to develop the redevelopment area in a manner consistent with the municipalities' redevelopment plan for the
area.   In addition, in order to advance the redevelopment project, municipalities may acquire property in the redevelopment area for redevelopment through good faith negotiations between the property owner and the designated redeveloper or through their powers of eminent domain, compensating the property owner for its fair market value.

	The process to determine the ultimate redevelopment plan for that redevelopment area may take years to complete, and impact the use or sale of property located within the redevelopment area during the process. There is no specific time frame set forth in the Local
Housing and Redevelopment Law for completion of a redevelopment project. The owner of property included in a redevelopment area may initiate suit against a municipality to challenge the creation of the redevelopment area, the designation of a redeveloper, the adoption of a redevelopment plan and/or the amount of compensation offered for property.

	The Company is uncertain as to the Township's final intentions with respect to the Five Points Study Area, or if all or any of the Company's property will ultimately be included in the redevelopment plan. The Company had notified both the Township's Planning Board and the Township's Town Council of the Company's objections to certain errors and mischaracterizations contained within the Five Points Study, as well as the Planning Board's conclusion to approve the Five Points Study and recommend that the Township declare the Five Points Study Area a redevelopment area pursuant to the Local Housing and Redevelopment Law.

	During September 2007, two subsidiaries of Transtech commenced litigation entitled Kinsley's Landfill, Inc., and Birchcrest, Inc. v. Planning Board of the Township of Deptford (No. L-001536-07) in the Superior Court of New Jersey, Law Division, Gloucester County. During December 2007, the complaint was amended to include The Township of Deptford, Benderson Properties, Inc. and certain of its affiliates as defendants. The suit seeks, among other remedies, to reverse and set aside the Township's Planning Board approval of the 2007 study prepared by the Township's planner.

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

Note 13 - Segment Information:

      The Company's continuing operations are grouped into three segments:
(a) operations which generate electricity from recovered methane gas,
(b) operations which perform maintenance, remediation and related services on landfill sites, and (c) corporate and other. Corporate and other includes selling, general and administrative expenses not specifically allocable to the other segments. Corporate assets are represented primarily by cash and cash equivalents, marketable securities and real estate held for investment and sale. Financial information by segment for the years ended December 31, 2007 and 2006 follows.

	(table in $000's)        Electricity  Environmental Corporate
	                         Generation     Services    and Other    Total
	2007
	  Gross operating revenues $   537      $   933      $    -    $ 1,470
	  Eliminations (a)              -          (933)          -       (933)
	  Net operating revenues       537           -            -        537
	  Depreciation expense          50           27            9        86
	  Income (loss)
	    from operations(b)         178         (509)      (1,664)   (1,995)
	  Capital expenditures          -           244           13       257
	  Identifiable assets (c)      454          834       13,227    14,515

	2006
	  Gross operating revenues $   364      $ 1,196      $    -    $ 1,560
	  Eliminations (a)              -        (1,196)          -     (1,196)
	  Net operating revenues       364           -            -        364
	  Depreciation expense          10           24           15        49
	  Income (loss)
	    from operations(b)          36         (183)         (46)     (193)
	  Capital expenditures         278          138           15       431
	  Identifiable assets (c)      367          625       14,939    15,931

(a) Eliminations include intercompany sales, billings to the Kinsley's Escrow and fees received in conjunction with the Kinsley's Landfill re-grading project.

(b) Income (loss) from operations of the Environmental Services segment includes accretion expense of $366,000 and $394,000 for 2007 and 2006, respectively. The
Corporate and Other segments include the $1,852,000 net gain from the sale of real property during 2006.

(c) The Corporate and Other category includes the value of all of the Company's real estate holdings and the restricted escrow account dedicated to post-closure costs.

	During the years ended December 31, 2007 and 2006 one customer of the Company accounted for 100% of the Company's consolidated net operating revenues.

Note 14 - Related Party Transactions:

	The Company has provided Marvin H. Mahan, a former officer and director, and former principal shareholder of the Company, and the father of three of the Company's principal shareholders, dental insurance, and fuel and service for an automobile since his retirement from the Company. Such expenses totalled approximately $2,000 for each of the years ended December 31, 2007 and 2006.

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

	As of December 31, 2007 and 2006 the Company's accounts included a receivable of approximately $21,000 for un-reimbursed sundry expenses paid or incurred on behalf of the Company's President and Chairman of the Board, and his affiliates.

Transtech Industries, Inc.
Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Transtech Industries, Inc.



	We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                               WithumSmith+Brown, P.C.

New Brunswick, New Jersey
March 28, 2008

	The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 2006 through December 31, 2007. The high and low bid price information has been obtained from Prophet.Net.

  2007           High   Low             2006          High    Low
 1st quarter   $.3800 $.2000           1st quarter  $.3500  $.1800
 2nd quarter    .3800  .2500           2nd quarter   .3100   .1500
 3rd quarter    .3710  .1800           3rd quarter   .4500   .2000
 4th quarter    .2600  .1300           4th quarter   .3888   .2000

	The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions. They do not represent actual transactions.

	The number of holders of record of the Common Stock of the Company at December 31, 2007 was 260.

	The Company paid no dividends in either stock or cash during 2007 or 2006 and does not presently anticipate paying dividends in the foreseeable future.

	There have been no securities sold by the Company within the past three years without registering the securities under the Securities Act of 1933, as amended.

	There have been no repurchases made by the Company required to be disclosed by Item 703 of Regulation S-B.

	The following table sets forth as of December 31, 2007 the number of shares of the Company's common stock, the Company's only class of equity securities, issuable upon exercise of outstanding options, warrants and other rights, the weighted average exercise price of such options, warrants and other rights and the number of shares of common stock available for future issuance pursuant to all "equity compensation plans" relating to our common stock. Equity compensation plans include those approved by our shareholders, as well as those not approved by our shareholders, including individual compensation arrangements with one or more of our officers or directors.

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