Form 10-K, Exhibit 13
period 2008-12-31
TRANSTECH INDUSTRIES INC
filed 2009-04-15
CIK 87799

Exhibit 13.  Annual Report to Stockholders.





	TRANSTECH INDUSTRIES, INC.

	ANNUAL REPORT

	2008



COMPANY PROFILE



Transtech Industries, Inc.,
through its subsidiaries, provides environmental services and generates electricity for sale to a local utility. The Company's headquarters are located in Piscataway, New Jersey.



TABLE OF CONTENTS


                                                   Page

Management's Discussion and Analysis of
   Financial Condition and Results of Operations     3
 Consolidated Balance Sheets                        20
 Consolidated Statements of Operations              22
 Consolidated Statements of Stockholders'
   Equity                                           23
 Consolidated Statements of Cash Flows              24
 Notes to Consolidated Financial Statements         26
 Report of Independent Registered Public
   Accounting Firm                                  62
 Market for Registrant's Common Equity,
   Related Stockholder Matters and Issuer
   Purchase of Equity Securities                    63
 Securities Authorized for Issuance Under
   Equity Compensation Plans                        64
 Directory                                          65



Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations
Selected Financial Data
(In $000's, except per share data)


Years ended December 31,                           2008            2007

Net Operating Revenues (a)                       $   689         $   537

Cost of Operations
   Direct operating costs                           (509)           (310)
   Selling, general and
     administrative expenses                      (1,922)         (1,856)
   Accretion expense                                (336)           (366)
     Total                                        (2,767)         (2,532)

Gain on Sale of Equipment                              3              -

Operating Loss                                    (2,075)         (1,995)

Other Income (Expense)
   Investment income                                  80             214
   Investment income on restricted
     escrow accounts                                 488             320
   Interest expense                                   (2)             (3)
   Rental income                                      16              15
   Proceeds from insurance claims                     95             137
   Miscellaneous income                               87              42
     Total other income                              764             725

Loss Before Income Tax Benefit                    (1,311)         (1,270)

Income Tax Benefit                                   374             454

Net Loss                                         $  (937)        $  (816)

Basic Net Loss Per Common Share                    $(.31)          $(.27)

Weighted Average Common Shares
Outstanding                                    2,979,190       2,979,190

(a) Net Operating Revenues consist of:
    Environmental services                       $   737          $   933
    Electricity generation                           689              537
    Subtotal                                       1,426            1,470
    Less intercompany sales                         (737)            (933)
      Net operating revenues                     $   689          $   537

See Accompanying Notes to the Consolidated Financial Statements

Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations, cont'd
Selected Financial Data
(In $000's, except per share data)


Years ended December 31,                           2008             2007

Assets
  Current Assets                                 $ 5,185          $ 6,011
  Net Property, Plant & Equipment                  1,965            1,999
  Long-Term Assets                                 6,055            6,505

  Total Assets                                   $13,205          $14,515

Liabilities
  Current Liabilities                            $ 1,833          $ 1,827
  Long-Term Liabilities                            7,897            8,517

  Total Liabilities                                9,730           10,344

Stockholders' Equity                               3,475            4,171

Total Liabilities & Stockholders' Equity         $13,205          $14,515

Working Capital                                  $ 3,352          $ 4,184


See Accompanying Notes to the Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations, cont'd


Introduction

	The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related notes, which provide additional information concerning the Company's financial activities and condition.

	Certain reclassifications have been made to the 2007 financial statements in order to conform to the presentation followed in preparing the 2008 financial statements.

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

	The Company and certain subsidiaries previously participated in the resource recovery and waste management industries. These activities included the hauling of wastes, and the operation of three landfills and a solvents recovery facility. The last of these operations ceased in 1987, but the Company continues to own and/or remediate two of the landfills and has both incurred and accrued for the substantial costs associated therewith. As of December 31, 2008 the Company's accrual for post-closure costs, net of restricted escrow accounts dedicated to the funding of such post-closure costs, was approximately $1.3 million. The Company has incurred significant professional fees and administrative expenses for litigation related to its past activities in the resource recovery and waste management industries.

	As discussed in detail in this report, the Company has pursued various alternatives to raise cash to fund its liabilities and expenses. The
Company sold certain operations and certain real property during the 1980s and 1990s, and during 2006, the Company completed the sale of certain real property which yielded proceeds of approximately $2.1 million (see Note 4 to the Company's Consolidated Financial Statements). The Company settled its claims against certain excess insurance carriers which resulted in approximately $18.2 million of aggregate proceeds received during the period of 2002 through 2007.

	The Company continues to pursue the sale of certain property. However, the Company cannot ascertain whether the timing and the amount of cash generated from its continuing efforts to sell such assets, its efforts to otherwise enhance liquidity and the Company's remaining operations will be sufficient to discharge the Company's other liabilities and its continuing operating liabilities as they come due (see the discussion of "Liquidity and Capital Resources" below and Note 12 to the Company's Consolidated Financial Statements).

Operating Revenues

	Consolidated net operating revenues were $689,000 for the year ended December 31, 2008, an increase of $152,000 or 28%, compared to $537,000 for the year ended December 31, 2007. Consolidated operating revenues by business segment for each of the four quarters within the years ended December 31, 2008 and 2007 were as follows (in $000):

                                      - Quarter -           Total
2008                          1st    2nd     3rd     4th     Year

  Environmental Svcs.        $219   $218    $186    $114   $  737
  Electricity Generation      159    213     201     116      689
  Subtotal                    378    431     387     230    1,426
  Intercompany               (219)  (218)   (186)   (114)    (737)
  Net Operating Revenues     $159   $213    $201    $116   $  689

                                      - Quarter -           Total
2007                          1st     2nd    3rd     4th     Year

  Environmental Svcs.        $272    $264   $226    $171   $  933
  Electricity Generation      133      78    188     138      537
  Subtotal                    405     342    414     309    1,470
  Intercompany               (272)   (264)  (226)   (171)    (933)
  Net Operating Revenues     $133    $ 78   $188    $138   $  537

	The environmental services segment provides construction, remedial and maintenance services at landfills, commercial and industrial sites, and installs and manages methane gas recovery operations. The environmental services segment reported $737,000 of gross operating revenues for 2008(prior to eliminations) compared to $933,000 for 2007.

	Substantially all of the environmental services segment's revenues for 2008 and 2007, were for post-closure activities conducted at sites previously operated by the Company's subsidiaries. Post-closure maintenance work performed on a landfill owned by the Company, the Kinsley's Landfill, is submitted for reimbursement to a restricted escrow account established to finance the post-closure activities at the site (the "Kinsley's Escrow") (see Note 5 to the Company's Consolidated Financial Statements). The Company billed the Kinsley's Escrow approximately
$713,000 and $911,000 for services performed during the years ended
December 31, 2008 and 2007, respectively. All reimbursements from the Kinsley's Escrow must be approved by the New Jersey Department of Environmental Protection ("NJDEP").

	The Company is also re-grading a section of the Kinsley's Landfill in accordance with a plan approved by the NJDEP. The re-grading plan calls for the use of both recycled and non-recycled materials to fill and re-contour the areas of the landfill containing depressions. The Company receives a fee to accept certain of the recycled materials. The costs incurred for re-grading activities shall be paid from such fees. Costs incurred for re-grading activities in excess of such fees, if any, will be submitted to NJDEP for reimbursement from the Kinsley's Escrow. The
Company intends to utilize recycled materials to the fullest extent possible in order to minimize the amount of re-grading costs paid from the Kinsley's Escrow, if any. The Company competes with certain landfills and development projects for the revenue producing materials on the basis of the fee imposed for accepting the materials and transportation cost, and must obtain NJDEP approval prior to utilizing material from a new source unless such material has been previously approved for such purposes. The gross revenue reported for the environmental services segment for the period in 2008 does not include any fees from the acceptance of the revenue producing materials while 2007 includes $12,000 from such fees. The decline in the revenue associated with the recycled material during 2008 and the latter part of 2007 is due to competition for such materials from a nearby re-development project and to delays in the receipt of approvals of materials from the NJDEP. The competition from such projects and landfills may continue to negatively impact the quantity of the fee producing materials obtained by the Company as well as the associated fee. During 2008, the NJDEP approved modifications to the Company's re-grading plan intended to expedite NJDEP approval of materials from new sources and address certain modifications to the plan proposed by NJDEP during July
2007.

	Billings to the Kinsley's Escrow and for services provided to members of the consolidated group, and the fees received in conjunction with the re-grading project, are eliminated in the calculation of net operating revenue. The Company is continuing its efforts to expand the customer base of the environmental services segment to additional entities beyond the consolidated group.

	Revenues from the segment which generates electricity were approximately $689,000 and $537,000 for the years ended December 31, 2008 and 2007, respectively, an increase of $152,000 or 28%. The fuel utilized by this operation is the methane component of the landfill gas generated by the Kinsley's Landfill located in Deptford, New Jersey. The electricity generating facility consists of four trailer mounted diesel engine/electricity generator units ("Gen-set(s)") each capable of generating approximately 11,000 kilowatt hours ("kWh") per day when operating at 85% capacity. Three of the four Gen-sets were available for operations during the period in 2008 and 2007, subject to routine repairs and maintenance. The fourth Gen-set requires major repairs which have been deferred. Electricity generated is sold pursuant to a contract with a local utility which is currently renewed annually. Revenues are a function of the number of kWh sold, the rate received per kWh and capacity payments. The Company sold approximately 8.0 and 7.5 million kWh during the years ended December 31, 2008 and 2007, respectively. The average combined rate (per kWh and capacity payment) received for the year ended December 31, 2008 and 2007 was $.086 and $.071, respectively. The kWh produced during the second quarter of 2007 was adversely impacted by a failure in the operation's switch gear. The facility did not generate power for approximately 41 days as temporary equipment was located and installed. Replacement equipment was installed during the fourth quarter of 2007. The Company received $62,000 for the reimbursement for the cost of the replacement equipment from its insurance carrier as well as $50,000 toward revenue lost during the period power was not generated. The $50,000 was reported as Proceeds from Insurance Claims in the Consolidated Statement of Operations for the year ended December 31, 2007. Generally speaking, the rate received by the Company reflects the market demand for electric power and the market price of fossil fuels. The combined rate received is
typically higher in warmer months.    Engineering studies indicate the
quantity of gas generated by the landfill is declining but project sufficient landfill gas to continue the operation of three of the existing Gen-sets through 2011 and two of the existing Gen-sets for the period of 2012 through 2017. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more off-line hours dedicated to repair and maintenance than with equipment utilizing traditional fuels.

Cost of Operations

	Consolidated direct operating costs for the year ended December 31, 2008 were $509,000, an increase of $199,000 or 64% when compared to $310,000 reported for 2007. All of the direct operating costs related to the environmental services segment for 2007 were incurred in conjunction with the services provided to members of the consolidated group as described above and, therefore, eliminated in consolidation. Approximately $61,000 of the reported direct operating costs for the period in 2008 are attributable to unabsorbed overhead costs of the environmental services segment remaining after the elimination of intercompany transactions. Consolidated direct operating costs reported for 2008 includes post-closure maintenance costs of $7,000 for expenditures related to the Mac Landfill in excess of the previously accrued liability for the site (see Liquidity and Capital Resources; Post-Closure Costs). The operating and repair costs of the electricity generating segment were $441,000 and $310,000 for the year ended December 31, 2008 and 2007, respectively, an increase of $131,000 or 42%. The increase in operating costs in 2008 is primarily due to repairs made to one Gen-set beyond routine repairs and maintenance. An additional $41,000 of costs incurred for a rebuilt generator and certain related equipment was capitalized during the year ended December 31, 2008.

	Consolidated selling, general and administrative expenses for the year ended December 31, 2008 were $1,922,000, an increase of $66,000 or 4% from $1,856,000 reported for the prior year. Components of selling, general and administrative expenses by quarter for the years ended December 31, 2008 and 2007 were as follows (table in $000):
                                      - Quarter -           Total
2008                          1st    2nd     3rd     4th     Year

  Legal expenses             $155   $167    $111    $102   $  535
  Other professional fees      53     26      24      28      131
  Non-operating subsidiary
   expenses                    10     19      12       9       50
  All other administrative
   expenses                   300    298     286     322    1,206
                             $518   $510    $433    $461   $1,922

                                      - Quarter -           Total
2007                          1st     2nd    3rd     4th     Year

  Legal expenses             $125   $ 98    $ 79    $116   $  418
  Other professional fees      43     40      74      51      208
  Non-operating subsidiary
   expenses                    10     19      11       8       48
  All other administrative
   expenses                   239    293     286     364    1,182
                             $417   $450    $450    $539   $1,856

	Legal expenses reported for 2008 and 2007 include approximately $164,000 and $215,000, respectively, of fees for matters related to the Company's landfills or the remediation of sites to which the Company has been named as a potentially responsible party ("PRP") or alleged to be a PRP. Such fees for both 2008 and 2007 were primarily attributable to matters related to the Kin-Buc Landfill and the Scientific Chemical Processing Site (see the discussion of Contingent Environmental Liabilities within Liquidity and Capital Resources below). The increase in legal expenses for other matters is primarily attributable to the Company's challenge of attempts by two municipalities to encumber certain real property owned by the Company (see the discussion of "Liquidity and Capital Resources" below and Note 12 - Legal Proceedings to the Company's Consolidated Financial Statements). Other professional fees include fees of accountants, engineers, consultants and a director. Other professional fees incurred in 2008 and 2007 include fees for services associated with documentation and evaluation of the Company's financial reporting controls as required pursuant to the Sarbanes-Oxley Act of 2002. The operating costs incurred by the non-operating subsidiaries, consisting primarily of insurance premiums, franchise, corporate and real estate taxes, aggregated approximately $45,000 and $48,000 for the years ended December 31, 2008 and 2007, respectively. All other administrative expenses increased $22,000 or 2% to $1,206,000 for 2008 from $1,182,000 for 2007. The increase was attributable to increases in employee compensation and related expenses, less decreases in rent expense incurred to occupy the building sold in October 2006 which housed the environmental services operations, labor hours spent toward the relocation of operations to the newly constructed facility and general operating expenses. The Company also incurs legal and other professional fees, and administrative expenses, during the course of evaluating businesses for possible acquisition.

	Consolidated accretion expense recognized on the Company's asset retirement obligation for landfill post-closure costs was $336,000 and $366,000 for the years ended December 31, 2008 and 2007, respectively.

Consolidated Gain on the Sale of Equipment

	Consolidated gain on the sale of miscellaneous equipment of approximately $3,000 was reported for the year ended December 31, 2008.

Operating Loss

	The Company's consolidated operating loss for the year ended December 31, 2008 increased to $2,075,000 from a loss of $1,995,000 reported for the prior year.

Other Income (Expense)

	Consolidated investment income decreased to $80,000 for the year ended December 31, 2008 from $214,000 reported for the prior year. The decrease in investment income reflects both a decrease in interest earned on investments and a decrease in funds available for investment.

	Consolidated investment income earned on restricted escrow accounts dedicated to the funding of the Company's landfill post-closure costs was $488,000 and $320,000 for the years ended December 31, 2008 and 2007, respectively. Such amounts included net gains of $183,000 and $23,000, respectively, from the sale of securities.

	Consolidated interest expense for the years ended December 31, 2008 and 2007 was $2,000 and $3,000, respectively.

	Consolidated rental income, net of related expenses, was $16,000 and $15,000 for the year ended December 31, 2008 and 2007, respectively.
Rental income was earned from royalty payments, reported net of commission, received from the lease of certain of the Company's real property situated beneath the lessee's landfill. Rental income for both 2008 and 2007 also includes $6,000 from the rental of certain of the Company's property upon which a radio tower is located.

	Consolidated proceeds from insurance claims for the years ended December 31, 2008 and 2007 of $95,000 and $137,000, respectively, includes $58,000 and $87,000, respectively, received on claims previously filed against the estates of certain of the Company's insolvent excess insurance carriers. See "Liquidity and Capital Resources - Insurance Claims for past Remediation Costs" for further discussion of this issue. Consolidated proceeds from insurance claims reported for the year ended December 31, 2008 also includes approximately $37,000 from claims for the reimbursement of costs incurred to repair a Gen-set. The amount reported for 2007 includes $50,000 from claims for the lost revenue due to switchgear failure discussed above.

	Consolidated miscellaneous income for the years ended December 31, 2008 and 2007 was $87,000 and $42,000, respectively. The amount reported for the period in 2008 includes income of $67,000 related to the Company's receivable from the escrow containing proceeds from the excess insurance settlement discussed in Note 12, Legal Proceedings, SCA & SC Holdings, Inc. The amount reported for 2008 also includes a partial refund, $17,000, of expenses paid toward the 2004 settlement of litigation regarding the Chemsol (a/k/a Tang) Superfund Site. The income reported for the period in 2007 reflects $40,000 received in settlement of litigation initiated by the Company to recover a portion of the costs incurred during the Company's evaluation of a business for possible acquisition.

Loss before Income Tax Benefit

	The consolidated loss before income tax benefit is $1,311,000 for the year ended December 31, 2008, compared to a loss of $1,270,000 for the prior year.

Income Tax Benefit

	The provision for federal and state income tax benefit for the years ended December 31, 2008 and 2007 was $375,000 and $454,000, respectively. The Company recognized federal income tax benefits due to its ability to carry-back net operating losses to 2006 and 2005, respectively, for credit against federal income taxes paid with respect to such years. The decrease in the effective tax rate, to 27% from 36% of pre-tax income for the years ended December 31, 2008 and 2007, respectively, was due primarily to the limit in the amount of carry back remaining from such years.

Net Loss

	Net loss for the year ended December 31, 2008 was $937,000 or $.31 per share, compared to a net loss of $816,000 or $.27 per share, for the year ended December 31, 2007.

Liquidity and Capital Resources

General

	As discussed herein, the Company faces significant short-term and long-term cash requirements for (i) funding its professional and administrative costs, (ii) federal income taxes payable, and (iii) funding post-closure costs and other expenses associated with sites of past operations. The Company's past participation in the waste handling, treatment and disposal industries subjects the Company to additional claims that may be made against the Company for the remediation of sites in which the Company is deemed a potentially responsible party. In addition, future events or changes in environmental laws or regulations, that cannot be predicted at this time, could result in material increases in post-closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources. In addition, the Company cannot ascertain whether its remaining operations and its efforts to otherwise enhance liquidity will be adequate to satisfy its future cash requirements.

Statement of Cash Flow

	Net cash used in operating activities for the year ended December 31, 2008 was $960,000 versus $1,764,000 reported for the prior year. The primary sources of cash for both 2008 and 2007 were cash received from customers and from the restricted escrow account, referred herein as the Kinsley's Escrow, and discussed below. Cash received from customers for the years ended December 31, 2008 and 2007 was $700,000 and $522,000, respectively. The other sources of cash from operating activities for the year ended December 31, 2008 and 2007 included $95,000 and $137,000, respectively, of proceeds from claims filed against the Company's equipment insurance carrier and estates of insolvent excess insurance carriers. The primary use of cash for operating activities in both 2008 and 2007 were payments made to suppliers and employees and payments of post-closure maintenance costs. Cash paid to suppliers and employees totaled $1,977,000 and $2,327,000 for the years ended December 31, 2008 and 2007, respectively. A significant use of cash in operating activities for both 2008 and 2007, was the $195,000 and $219,000, respectively, paid toward federal income taxes payable pursuant to the Company's Offer in Compromise, as discussed below. The amount of income taxes paid in 2008 is reported net of income tax refunds received in the period of $49,000.

	Certain post-closure maintenance costs of the Kinsley's Landfill are initially paid by the Company, such as personnel costs and other necessary materials or services for which credit terms are limited. The Company seeks reimbursement for such payments from the restricted escrow account dedicated to fund the post-closure costs of the Kinsley's Landfill.
Payments of landfill post-closure costs related to the Kinsley's Landfill were $743,000 and $949,000 for the years ended December 31, 2008 and 2007, respectively. The amount of reimbursements received from the Kinsley's Escrow during 2008 and 2007 were $1,021,000 and $799,000, respectively. Post-closure costs of the Mac Landfill are funded from the Company's general funds, and equaled $24,000 and $10,000 for 2008 and 2007, respectively. See Note 9 to the Company's Consolidated Financial
Statements for further discussion of the Company's landfill post-closure cost obligations.

	Net cash from investing activities of $725,000 and $1,138,000 was reported for the years ended December 31, 2008 and 2007, respectively. Funds provided by investing activities were utilized primarily to supplement the cash and cash equivalents used to fund operating activities. During the year end December 31, 2008, $69,000 was spent on purchases of equipment, including $41,000 on electric generation equipment. Capital expenditures of $257,000 for 2007 include $232,000 expended toward the construction of a maintenance facility at Kinsley's Landfill, and the balance for miscellaneous equipment. Financing activities used $10,000 and $14,000 of cash for 2008 and 2007, respectively, for payment of vehicle financing.

	As a result of these activities, funds held by the Company in the form of cash and cash equivalents decreased $245,000 during the year ended
December 31, 2008 to $716,000 from $961,000 reported for 2007. The sum of cash, cash equivalents and marketable securities as of December 31, 2008 equaled $3,196,000 versus $4,228,000 in the prior year.

	Working capital was $3,352,000 and $4,184,000 for the years ended December 31, 2008 and 2007, respectively, and the ratio of current assets to current liabilities was 2.8 to 1 as of December 31, 2008 and 3.3 to 1 as of December 31, 2007.

Taxes

	As of December 31, 2008, the Company owes the United States Internal Revenue Service (the "Service") $738,000 for income taxes pertaining to taxable years 1980-88 and certain issues from taxable years 1989-91. This amount is payable in installments pursuant to the Offer in Compromise (the "Offer") proposed by the Company and accepted by the Service during July 2004. The Offer committed the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest of approximately $4,800,000. A payment of $810,000 was made during October 2004 and the balance due is being paid in monthly installments over nine years as follows: (a) $18,230 per month for each of the forty-eight months beginning August 2004, and (b) $13,416 per month for each of the sixty months beginning August 2008. The total of the installments paid from inception through December 31, 2008 equals approximately $942,000. Approximately $161,000 is due in each of the four years subsequent to December 31, 2008, and $94,000 due during 2013. The Service does not impose interest on amounts payable pursuant to the Offer. The Company is permitted to receive refunds of prior tax overpayments and from the carry-back of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.

Post-Closure Costs

	As of December 31, 2008, the Company has accrued $8.4 million for its estimated share of post-closure costs related to two of the Company's former landfill operations; the Kinsley's Landfill and Mac Landfill. Approximately $7.1 million is held in escrow for the post-closure activities of the Kinsley's Landfill (see Notes 5 and 9 to the Company's Consolidated Financial Statements). All disbursements from such escrow must be approved by the NJDEP.

	The thirty-year post-closure care period for the MAC Landfill was to expire on June 7, 2008. On June 3, 2008 the NJDEP notified the Company of its decision to temporarily extend the post-closure care period until such time the NJDEP performs a re-evaluation and re-assessment of conditions at the landfill. The NJDEP has requested certain environmental data concerning the landfill for such purpose. The NJDEP intends to then determine what further actions, if any, will be required of the Company. Because of the nature, scope and timing of NJDEP's decision and information request, the Company has requested an administrative hearing to contest certain aspects of NJDEP's decision including the extension of the post-closure care period. As of December 31, 2007, the Company had $17,000 remaining of the accrual established for the estimated post-closure maintenance cost at this site. Such accrual was depleted during 2008. The Company will expense ongoing post-closure maintenance costs as incurred until the obligations of the Company with respect to the site, if any, are determined. Annual post-closure maintenance costs related to the MAC Landfill approximated $24,000 and $10,000 for the years ended December 31, 2008 and 2007.

Contingent Environmental Liabilities

	During November 2004, the Company along with fourteen other potentially responsible parties were named as respondents to an Unilateral
Administrative Order issued by the United States Environmental Protection Agency ("EPA")regarding the Scientific Chemical Processing Superfund Site
(the "SCP Site") located in Carlstadt, New Jersey, which has been undergoing remediation pursuant to Unilateral Administrative Order issued in 1990. The November 2004 Unilateral Administrative Order seeks contribution toward the remediation of an area designated Operable Unit 2, estimated to cost $7.5 million, and $2.0 million of past oversight and administrative costs from the fifteen respondents, and a group of sixty nine other potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). The Company ceased operations of a solvents recovery facility at the site in 1970. The Company, together with the property owner, have contributed cash and proceeds from insurance settlements toward the remediation of the SCP Site. Such contributions total $16.4 million through December 31, 2007, plus interest earned thereon, which the Company believes should satisfy the share of remediation costs which could be found attributable to the Company for the SCP Site and any contamination or danger caused off-site.

	The Company was one of 158 recipients of a Notice of Potential Liability and Request to Perform Remedial Investigation/Feasibility Study (the "Notice"), issued by the EPA on March 9, 2006, regarding the contamination of the Berry's Creek Study Area (the "Creek Area") located in Bergen County, N.J. A tributary adjacent to the SCP Site in Carlstadt, N.J. flows into Berry's Creek. The Creek Area includes the approximately seven miles long water body known as Berry's Creek, a canal, all tributaries to Berry's Creek and related wetlands. Tidal areas of the river into which Berry's Creek empties are also subject of the Notice.
Each recipient of the Notice is designated as a potentially responsible party under CERCLA, and may be held liable for the cleanup of the Creek Area and costs the EPA has incurred with regard to the Creek Area. The investigation and feasibility study regarding the scope of the remediation of the Creek Area is being conducted by a group of 100 potentially responsible parties. EPA estimates the selection of the ultimate remediation methodology from alternative approaches will be made three to five years from the present. Since no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability, if any, with respect to the Creek Area.

      The Kin-Buc Landfill is located in Edison, New Jersey, and was operated on property both owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"). Operations at the Kin-Buc Landfill ceased in 1977. The operation and maintenance of remedial measures implemented at the Kin-Buc Landfill continue pursuant to the provisions of Administrative Orders issued by the EPA to the Company and other respondents, including SCA Services, Inc. ("SCA"), an affiliate of Waste Management, Inc. ("WMI"). As part of a December 1997 settlement of lawsuits regarding the allocation of costs of remediation of the Kin-Buc Landfill, SCA agreed to defend and indemnify Transtech, Kin-Buc and another subsidiary, Filcrest Realty, Inc.
("Filcrest") from claims by non-settling non-municipal waste and municipal waste potentially responsible parties in the litigation. SCA also agreed to defend and indemnify the Company from certain liabilities in connection with the remediation of the Kin-Buc Landfill, substantially relieving the Company from certain future obligation with respect to the site. However, the Company remains a responsible party under the Administrative Orders issued by the EPA discussed above, and continues to incur administrative and legal costs for issues and activities related to the site.

      See Notes 9 and 12 to the Company's Consolidated Financial Statements for further discussions regarding the SCP Site, the Creek Area and the Kin-Buc Landfill.

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

Real Property

	On December 10, 2007 the Mayor and Town Council of the Township of Deptford, N.J. (the "Township") approved a resolution designating an area, including approximately 342 acres of the Company's property and 60 acres the Company sold in 2006 pursuant to a contract with BWF Development, Inc. ("BWF"), as an area in need of redevelopment in accordance with New Jersey Statute 40A:12A-5. This action follows the Township's Planning Board's August 8, 2007 approval of the study prepared by the Township's planner entitled "Five Points Study Area, Preliminary Investigation: Determination of an Area in Need of Redevelopment" (the "Five Points Study"). The Five Points Study concluded that the subject area (the "Five Points Study Area") should be designated a redevelopment area pursuant to the New Jersey Local Housing and Redevelopment Law. During September 2007, two subsidiaries of Transtech commenced litigation in an attempt to, among other remedies, reverse and set aside the Township's Planning Board approval of the 2007 study prepared by the Township's planner. During December 2007, this complaint was amended to include The Township of Deptford, Benderson Properties, Inc. and certain of its affiliates as defendants. See Note 12 - Legal Proceedings, Five Points Redevelopment Zone for a discussion of this matter.

	The Company's wholly owned subsidiary, Filcrest Realty, Inc. owns approximately 53 acres of undeveloped property in Edison Township, N.J. During 2008, the Township of Edison prevailed in its suit against the Company to condemn 0.48 acres of Filcrest Realty, Inc. property situated along the Raritan River and obtain easements to install a shoreline walkway. The matter is currently under appeal. See Note 12 - Legal Proceedings, Edison Township Property for a discussion of this matter.

	The Company is pursuing the disposition of its remaining property through the sale of individual parcels and/or groups of parcels. The Company is unable to determine when sale(s) of the remaining parcels will ultimately be consummated and proceeds received given the location of the properties, access issues and the location of wetlands on certain portions of the property.


Insurance Claims for Past Remediation Costs

	In February 2002, the Company consummated an October 2001 settlement of litigation it had commenced in 1995 against its excess insurers who provided coverage during the period of 1965 through 1986 (the "Lloyds Suit"). Many of the non-settling insurance companies are insolvent, however the estates of some of these insolvent companies have sufficient assets to make a partial contribution toward claims filed by the Company. During the year ended December 31, 2008, the Company received $58,000 of proceeds related to claims filed against the estates of insolvent insurers. As of such date, the Company has resolved claims against its excess insurers representing approximately 98% of the value assigned to the coverage provided under the policies that were the subject of the Lloyds Suit. The October 2001 Settlement Agreement released and terminated all rights, obligations and liabilities of the settling excess insurers and the Company with respect to the subject insurance policies. The Company had previously reached settlement of claims made against the majority of its primary insurers for the period of 1965 through 1986 as well, agreeing to forego future claims against the policies in conjunction with the settlements.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)


December 31,                                         2008          2007

Assets

Current Assets
  Cash and cash equivalents                        $   716       $   961
  Marketable securities                              2,480         3,267
  Accounts receivable - trade                           34            44
  Refundable income taxes                              808           484
  Prepaid expenses and other                           103           237
  Restricted escrow account for post-
    closure costs                                    1,044         1,018
    Total current assets                             5,185         6,011

Property, Plant and Equipment
  Land                                               1,067         1,067
  Buildings and improvements                           613           595
  Machinery and equipment                            3,320         3,336
    Total gross assets                               5,000         4,998
  Less accumulated depreciation                      3,035         2,999
    Net property, plant and equipment                1,965         1,999

Other Assets
  Restricted escrow account for post-
    closure costs                                    6,019         6,355
  Other                                                 36           150
    Total other assets                               6,055         6,505

  Total Assets                                     $13,205       $14,515



	See Accompanying Notes to the Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's, except share data)


December 31,                                         2008          2007

Liabilities and Stockholders' Equity

Current Liabilities
  Current portion of long-term debt                $     9       $    10
  Accounts payable                                     194           179
  Current portion of income taxes payable              161           195
  Accrued income taxes                                   3             4
  Accrued professional fees                            364           358
  Accrued miscellaneous liabilities                     58            46
  Current portion of accrued post-closure costs      1,044         1,035
    Total current liabilities                        1,833         1,827

Long-Term Liabilities
  Long-term debt                                         8            17
  Income taxes payable                                 577           738
  Accrued post-closure costs                         7,312         7,762
    Total long term liabilities                      7,897         8,517

Total Liabilities                                    9,730        10,344

Stockholders' Equity
  Common stock, $.50 par value,
    10,000,000 shares authorized:
    4,864,940 shares issued                          2,432         2,432
  Additional paid-in capital                         1,450         1,450
  Retained earnings                                 10,068        11,005
  Accumulated other comprehensive income               539           298
    Sub-Total                                       14,489        15,185
  Treasury stock, at cost - 1,885,750 shares       (11,014)      (11,014)
    Total stockholders' equity                       3,475         4,171

Total Liabilities and
   Stockholders' Equity                           $ 13,205      $ 14,515

	See Accompanying Notes to the Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)



Years ended December 31,                              2008          2007

Net Operating Revenues                             $   689           537

Cost of Operations
  Direct operating costs                              (509)         (310)
  Selling, general and
    administrative expenses                         (1,922)       (1,856)
  Accretion expense                                   (336)         (366)
    Total                                           (2,767)       (2,532)

Gain on sale of equipment                                3            -

Operating Loss                                      (2,075)       (1,995)

Other Income (Expense)
  Investment income                                     80           214
  Investment income on landfill
    escrow accounts                                    488           320
  Interest expense                                      (2)           (3)
  Rental income                                         16            15
  Proceeds from insurance claims                        95           137
  Miscellaneous income                                  87            42
    Total other income                                 764           725

Loss Before Income Tax Benefit                      (1,311)       (1,270)

Income Tax Benefit                                     374           454

Net Loss                                           $  (937)     $   (816)

Basic Net Loss Per Common Share                    $  (.31)      $  (.27)

Weighted Average Common Shares Outstanding       2,979,190     2,979,190


See Accompanying Notes to the Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity
(In $000's)


Years ended December 31,                             2008          2007

Common Stock
  Balance at January 1 and December 31             $ 2,432       $ 2,432

Additional Paid-In Capital
  Balance at January 1 and December 31               1,450         1,450

Retained Earnings
  Balance at January 1                              11,005        11,821
    Net loss                                          (937)         (816)
  Balance at December 31                            10,068        11,005

Accumulated Other Comprehensive Income (Loss)
  Balance at January 1                                 298           (20)
  Change in unrealized gain (loss) on
  available-for-sale securities net of tax:
    Unrealized gain arising during the
      period (net of deferred income tax
      of $0 and $0, respectively)                      241           318
  Balance at December 31                               539           298

Treasury Stock
  Balance at January 1 and December 31             (11,014)      (11,014)

Total Stockholders' Equity                         $ 3,475       $ 4,171

Comprehensive Loss
  Net Loss                                         $  (937)      $  (816)
  Other comprehensive income (loss), net of tax:
    Unrealized gains on available for sale
      securities:
    Unrealized gain arising during the period
      (net of deferred income tax of $0 and $0,
      respectively)                                    241           318

Comprehensive Loss                                 $  (696)      $  (498)


See Accompanying Notes to the Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)

Years ended December 31,                             2008          2007

Increase (Decrease) in Cash
  and Cash Equivalents

Cash Flows from Operating Activities:
  Cash received from customers                     $   700       $   522
  Cash paid to suppliers and employees              (1,977)       (2,327)
  Interest and dividends received                       80           214
  Proceeds from insurance claims                        95           137
  Other income received                                 35            56
  Interest paid                                         (2)           (3)
  Income tax paid, net of refunds                     (145)         (203)
  Landfill post-closure costs                         (767)         (959)
  Proceeds from the restricted escrow account        1,021           799
    Net cash used in operating activities             (960)       (1,764)

Cash Flows from Investing Activities:
  Proceeds from maturity of marketable
    securities                                       7,464        11,591
  Purchase of marketable securities                 (6,678)      (10,212)
  Proceeds from sale of equipment                        8            16
  Purchase of plant and equipment                      (69)         (257)
    Net cash provided by investing activities          725         1,138

Cash Flows from Financing Activities:
  Principal payments on vehicle financing              (10)          (14)
    Net cash used in financing activities              (10)          (14)

Net decrease in cash
  and cash equivalents                                (245)         (640)
Cash and cash equivalents at
  beginning of year                                    961         1,601

Cash and cash equivalents at
  end of year                                      $   716       $   961

See Accompanying Notes to the Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


Years ended December 31,                             2008          2007

Reconciliation of Net Loss to Net Cash
Used in Operating Activities:

Net loss                                           $  (937)      $  (816)

Adjustments to Reconcile Net Loss to Net Cash
Used in Operating Activities:
  Depreciation                                          98            86
  Gain from sale of equipment                           (3)           -
  Accretion expense                                    336           366
  Earnings on restricted escrow account               (488)         (320)
 (Increase) decrease in assets:
    Accounts receivable, net                            10           (15)
    Refundable income taxes                           (324)         (396)
    Prepaid expenses and other                         134          (220)
    Long term assets - deposits                        114            -
  Increase (decrease) in liabilities:
    Accounts payable and accrued miscellaneous
      liabilities                                       29           (58)
    Accrued income taxes                                (1)          (44)
    Accrued professional fees                            6            32
    Income tax payable                                (195)         (219)
    Landfill post-closure maintenance costs           (760)         (959)
    Proceeds from the restricted escrow              1,021           799
  Net Cash Used in Operating Activities            $  (960)      $(1,764)


	See Accompanying Notes to the Consolidated Financial Statements

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

	Reclassification:

	Certain reclassifications have been made to the 2007 financial statements in order to conform to the presentation followed in preparing the 2008 financial statements. The reclassifications have no effect on previously reported income.

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

	Concentration of Credit Risk:

	Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions.
These cash investments may, at times, be in excess of the FDIC insurance or not covered by the FDIC. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss with respect to accounts receivable. During the years ended December 31, 2008 and 2007 one customer of the Company accounted for 100% of the Company's consolidated net operating revenues and accounts receivable - trade.

	Fair Value of Financial Instruments:

	The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of these items. The carrying amount of notes payable (including current portion) approximates fair value since such notes bear interest at current market rates.

	The fair value of the income tax payable discussed in Note 7 herein equals approximately $644,000 and $795,000 as of December 31, 2008 and 2007, respectively, determined by discounting the installments at a rate of 6% per annum.

	Cash and Cash Equivalents:

	The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 2008 and 2007, cash and cash equivalents includes interest-bearing cash equivalents of $556,000 and $659,000, respectively.

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

	Trade Accounts Receivable:

	Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. No allowances for doubtful accounts exist as of December 31, 2008 and 2007.

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

	Restricted Escrow Account for Post-Closure Costs:

	The Company provided financial assurance by depositing cash during the operating life of the Kinsley's Landfill into escrow accounts which are legally restricted for purposes of funding the closure and post-closure activities at the Kinsley Landfill site. Balances maintained in the restricted escrow accounts fluctuate based on the ongoing use of the funds for qualifying post-closure activities and the changes in the fair value of the financial instruments held in the escrow account. Any funds remaining in a restricted escrow account at the end of the monitoring period will revert to the State of New Jersey. At December 31, 2008 and 2007 the accrued post-closure liability exceeds the funds available in the restricted escrow account(s) by $1,293,000 and $1,424,000, respectively. The funds held in the restricted escrow account at December 31, 2008 and 2007 were invested in U.S. government and U.S. government backed debt securities.

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

	Net Income (Loss) per Share:

	Basic "Earnings per Share" ("EPS") excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, were exercised, converted into common stock or resulted in the issuance of common stock. Diluted EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period increased by the dilutive effect of common stock-equivalent shares computed using the treasury stock method.
Basic EPS and Diluted EPS are equal in amount for the years ended December 31, 2008 and 2007 since the Company has no common stock-equivalents outstanding in either year.

	Recent Accounting Pronouncements:

	Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (SFAS
157), as it applies to its financial instruments, and Statement of Financial Accounting Standard No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" (SFAS 159).

	SFAS 157 defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. In February 2008, the FASB decided to allow a one-year deferral of adoption of SFAS 157 for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value. The Company has elected this one-year deferral. SFAS 157 enables the reader of the financial statements to assess the inputs used to determine the fair value of an asset or liability by establishing a hierarchy for ranking the quality
and reliability of such inputs.    Level 1 inputs include quoted market
prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data. SFAS 157 requires the utilization of the lowest possible level of input to determine fair value. The adoption of this statement did not have any material impact on the Company's consolidated results of operations and financial condition.

	The following table provides information on the assets measured at fair value on a recurring basis (table in $000):

                       Carrying Amount
                       in Consolidated    Fair Value Measurements Using
                        Balance Sheets
                     December 31, 2008    Level 1    Level 2    Level 3

Marketable securities      $ 2,480        $ 2,480       -          -
Restricted escrow account
  for post-closure costs   $ 7,063        $ 7,063       -          -

	SFAS 159 permits companies to irrevocably choose to measure certain financial instruments and other items at fair value. If the fair value option is elected, unrealized gains and unrealized losses will be recognized in earnings at each subsequent reporting date. The Company did not elect the fair value option to measure certain financial instruments.

Note 2 - Marketable Securities:

	At December 31, 2008, the Company's marketable securities consisted of U.S. Treasury bills classified as available-for-sale and are carried at their fair value of $2,480,000 which approximated cost. At December
31, 2007, the Company's marketable securities consisted primarily of U.S. Treasury bills classified as available-for-sale and are carried at their fair value of $3,267,000 with a cost of $3,266,000, and gross unrealized gains of $1,000. The unrealized gains related to the Company's marketable securities, net of income tax were included in accumulated other comprehensive income (loss) in stockholder's equity
(see Note 5).

	During the years ended December 31, 2008 and 2007, proceeds from the maturity of available-for-sale securities were $7,464,000 and $11,591,000, respectively. No marketable securities were sold prior to maturity during 2008 and 2007.

Note 3 - Accounts Receivable:

	The Company sells the electricity it generates to a local utility. Such sales account for 100% of the Company's Net Operating Revenues for both the years ended December 31, 2008 and 2007, and represented 100%
of the Company's Accounts Receivable - Trade as of December 31, 2008 and December 31, 2007.

Note 4 - Sale of Real Property:

      On October 19, 2006, Transtech Industries, Inc. ("Transtech"), and its wholly owned subsidiaries Birchcrest, Inc. ("Birchcrest") and Kinsley's Landfill, Inc. ("Kinsley's")(collectively referred herein as the "Company"), completed the sale of approximately 60 acres of real property and buildings located in the Township of Deptford, N.J. to a group consisting of five parties; RB-3 Associates, Benderson Properties, Inc., the Randall Benderson 1993-1 Trust, Feuerstein Associates, LLC and Wainco Properties, LLC (the five parties collectively referred herein as "Buyer"). The real estate sold consists of approximately 45 acres usable land and 15 acres of wetlands, upon which two metal buildings and two private residences are situated. Kinsley's and Birchcrest continue to own approximately 364 contiguous acres adjacent to the property sold, of which approximately 110 acres is occupied by the closed Kinsley's Landfill (see Note 6).
      The gross sales price for the land and buildings was $2,244,500. The Company recognized a gain from the sale of $1,852,000, net of the book value of the assets sold ($190,000) and transaction costs, in its consolidated Statement of Operations for the year ended December 31, 2006.

      Kinsley's and another Transtech subsidiary utilized one of the two metal buildings included in the sale to store their machinery and equipment. Kinsley's and Buyer entered into a Use and Occupancy Agreement that permitted Kinsley's to utilize the building and an access-way from closing through October 31, 2007, during which time Kinsley's constructed a replacement building. Kinsley's paid rent at the rate of $2,000 per month for use of the building for the period of January 1, 2007 through October 31, 2007. No rent was payable for the period from closing to December 31, 2006. The Company provided the Buyer a security deposit of $100,000 to assure Kinsley's performance under the Use and Occupancy Agreement, to fund the remediation of any contamination found of the property sold that is determined to have occurred during the period of April 2006 to the closing, and the release of a $140,000 claim against the property sold related to a previously retired mortgage. This mortgage claim was cancelled via court order during January 2008. The security deposit is included in the amount reported as Other Assets as of December 31, 2007 and was returned to the Company during 2008.

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

      On October 19, 2006 Kinsley's entered into a lease with the Buyer for the portion of Kinsley's property upon which a radio tower is situated. Rent paid to Kinsley's from the Buyer for tower lease rent payments and real estate tax reimbursement was approximately $6,000 for both 2008 and 2007. Kinsley's lease with the Buyer expires February 2010 and is renewable in five year increments through February 2030. The estimated minimum lease payments and real estate tax reimbursements expected for 2009 and 2010 is $6,000 and $1,000, respectively.

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

Note 5 - Restricted Escrow Accounts For Post-Closure Costs:

      As of December 31, 2008 and 2007, the Company held $7,063,000 and $7,373,000, respectively, in a restricted escrow account which is to be used to fund post-closure costs at Kinsley's Landfill. The escrow fund is legally restricted for purposes of settling closure and post-closure costs, and were established to provide financial assurance through the deposit of a portion of the tipping fee charged when the landfill was operating. All disbursements from the escrow must be approved by the NJDEP. The balance of funds, if any, remaining after the end of the post-closure activities will revert to the State of New Jersey. The escrow for post-closure costs primarily consists of U.S. Treasury Notes and government backed debt securities. At December 31, 2008 the securities are carried at their fair value of $7,063,000, with a cost of $6,524,000, unrealized gains of $541,000 and unrealized losses of $2,000. At December 31, 2007 the securities had a fair market value of $7,373,000, with a cost of $7,076,000, unrealized gains of $302,000 and unrealized losses of $5,000. The net unrealized gains and losses are included in stockholder's equity for the respective periods (stockholders' equity also includes net unrealized gains related to the Company's marketable securities discussed in Note 2). The portion of the restricted escrow funds reported as current equals the current portion of post-closure costs related to the Kinsley's Landfill (see Note 9).

      At December 31, 2008, the restricted escrow's investments in debt securities mature as follows (stated at fair value): $849,000 within one year; $4,000,000 1 to 5 years and $2,214,000 6 to 10 years.

Note 6 - Property, Plant and Equipment:

	The Company's property, plant and equipment as of December 31, 2008 and 2007 consisted of the following (table in $000's):

                                                     2008        2007

            Land                                  $ 1,067     $ 1,067
            Buildings and improvements:
			Buildings                     491         473
            Gas Collection System                     122         122
            Machinery and equipment                 3,320       3,336
              Total                                 5,000       4,998

            Less: Accumulated depreciation         (3,035)     (2,999)
                                                  $ 1,965     $ 1,999

	Depreciation expense charged to operations for the years ended December 31, 2008 and 2007 was $98,000 and $86,000, respectively.

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

      The Company's wholly owned subsidiary, Filcrest Realty, Inc. owns approximately 53 acres of undeveloped property in Edison Township, N.J. Edison Township requested that Filcrest Realty, Inc. grant it an easement on a portion of this property to install a shoreline walkway on certain lots situated along the Raritan River. This property was included in the area remediated pursuant to Administrative Orders issued by the EPA (see discussion of Contingent Environmental Liabilities in Part I, Item 2. Management's Discussion and Analysis of Financial Condition and Operations, Liquidity). The Company denied the Township's request believing the structure and location proposed by the Township will adversely impact the value of that entire tract which totals approximately 15 acres. The Township's appraiser set the value of the easement at $18,000 which the Company regards as too low. The Company has offered to sell the 15 acres to the Township. During April 2008 the Township of Edison brought suit against the Company in the Superior Court of New Jersey entitled Township of Edison v. Filcrest Realty, Inc. (No. MID-L-02173-08) to commence condemnation proceeding on the 0.48 acres for which the easement is sought. See Note 12, Legal Proceeding, Edison Township Property, for a discussion of this matter.

Note 7 - Income Taxes:

	The provision for income tax benefit for the years ended December 31, 2008 and 2007 is based upon the Company's anticipated annual effective tax rate and consists of the following (table in $000's):

                                                     2008        2007
            Provision for operations
              Currently (payable) refundable:
                Federal                            $  376      $  429
                State                                  (2)         25
                                                      374         454
              Deferred (tax) benefit:
                Federal                                -           -
                State                                  -           -
                                                       -           -
              Total income tax provision:
                Federal                               376         429
                State                                  (2)         25
                                                   $  374      $  454

	The Company's federal income tax benefit for 2008 is limited to the amount of federal income paid for 2006, approximately $381,000.

	Deferred tax expense results from temporary differences as follows (table in $000's):

                                                      2008       2007
            Excess of tax over book
              (book over tax) depreciation        $   (26)    $     8
            Change in Federal valuation
              allowance (Net of $0 related
              to unrealized appreciation of
              available for sale securities)           25          14
            Change in state valuation allowance      (192)         17
            State net operating loss carryforwards    199         (18)
            Post-Closure costs                         (6)         (4)
            State tax accrual relating to
              tax audit                                -          (17)
            Deferred tax (expense) benefit        $    -      $    -

	Deferred tax assets and liabilities at December 31, 2008 and 2007 were comprised of the following (table in $000's):

                                                     2008        2007
            Deferred tax assets
              Post-Closure costs                  $    -      $     6
              Depreciation                             36          62
              State net operating loss
                carryforwards                         616         418
              Subtotal                                652         486
              Valuation allowance for deferred
                tax assets                           (652)       (486)
              Total                                    -           -
           Deferred tax liabilities
            Net deferred tax asset                $    -     $     -

	The Company has recorded valuation allowances of $652,000 and $486,000 as of December 31, 2008 and 2007, respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

	The calculation of the above provision includes available state net operating loss carry-forwards as permitted. At December 31, 2008 the Company and its subsidiaries had state net operating loss carryforwards of $6,853,000 which expire at various dates through December 31, 2013.

	The following is a reconciliation between the amount of reported total income (tax) credit from continuing operations and the amount computed by multiplying the loss before tax by the applicable statutory U.S. federal income tax rate (table in $000's):
                                                      2008       2007
           Tax credit computed by applying U.S.
             federal income tax rate to income
             before income taxes                   $   446     $  432
           Elimination of federal tax on:
             Accretion expense                        (114)      (125)
             Investment income on landfill
               escrow accounts                         166        108
           Non-taxable interest income                  14         13
           (Increases) reductions in taxes
             resulting from valuation allowance:
             Federal deferred tax
               valuation allowance                    (133)        -
           State taxes net of federal benefit           (1)       (15)
           Change in estimate                           -          48
           Other permanent items - net                  (2)        (1)
                                                   $   376    $   454

	Income taxes payable, equal to $738,000 as of December 31, 2008, represents the amount due the United States Internal Revenue Service (the "Service") in settlement of litigation concluded during October 2000 regarding the Company's tax liability for taxable years 1980-88 and certain issues from taxable years 1989-91. The Company settled all of the issues before the U.S. Tax Court (Transtech Industries, Inc. v. Commissioner of Internal Revenue Docket No. 2588-94) and reached agreement with the Service as to its tax liability for all taxable years through 1996. During July 2004, the Service accepted the Company's Offer in Compromise (the "Offer") which requested a reduction in the amount payable with respect to such settlements and permission to pay the reduced obligation in installments. The Offer committed the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest of approximately $4,800,000. A payment of $810,000 was made during October 2004 and the balance due is being paid in monthly installments over nine years as follows: (a) $18,230 per month for each of the forty-eight months beginning August 2004, and (b) $13,416 per month for each of the sixty months beginning August 2008. The total of the installments paid from inception through December 31, 2008 equals approximately $942,000. Approximately
$161,000 is due in each of the four years subsequent to December 31, 2008, and $94,000 due in 2013. The sum of the payments due during the twelve months subsequent to December 31, 2008 has been classified as a current liability and the balance of the payments due have been classified as a long-term liability. The Service does not impose interest on amounts payable pursuant to the Offer. The Company is permitted to receive refunds of prior tax overpayments and from the carryback of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.

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

Note 8 - Long-term Debt:

	Long-term debt consists of the following as of December 31, 2008 and 2007 (table in $000's, except for monthly installment amounts):

                                                     2008        2007
            Note payable to a finance company, due
              in monthly installments of $459,
              including interest at 7.99% per
              annum, to August 2009; secured by
              a vehicle carried at a net book value
              of $9.                                 $  3        $  9
            Note payable to a bank, due in monthly
              installments of $505, including
              interest at 7.75% per annum, to June
              2011; secured by a vehicle carried
              at a net book value of $16.              14          18
            Total long-term debt                       17          27
                Less: Current portion                   9          10
            Long-term portion                        $  8        $ 17

	Aggregate maturities of long-term debt for years subsequent to December 31, 2008 are as follows: 2009 - $9,000; 2010 - $5,000 and 2011
- $3,000.

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

	The following table summarizes the actual activity in the Company's asset retirement obligation liabilities for post-closure costs for the years ended December 31, 2008 and 2007 (table in $000):

                                         Years Ended December 31,
                                               2008       2007

      Asset retirement obligation
        liability, beginning of year        $ 8,797    $ 9,412
      Accretion expense                         336        366
      Obligations settled during
        the period                             (744)      (922)
      Other adjustments                         (33)       (59)
      Asset retirement obligation
        liability, end of year                8,356      8,797
          Less: Current portion               1,044      1,035
          Long-term portion                 $ 7,312    $ 7,762

	The amount reported as current portion represents an estimate of the cost to be incurred during the subsequent twelve months. The
Company's total and current portion of accrued post-closure costs by site as of December 31, 2008 and 2007 are as follows (table in $000's):

                                                 2008       2007

            Kinsley's landfill                 $ 8,356    $ 8,780
            Mac landfill                            -          17
            Total                              $ 8,356   $  8,797

            Kinsley's landfill                 $ 1,044    $ 1,018
            Mac landfill                            -          17
            Current portion                    $ 1,044    $ 1,035

	The thirty-year post-closure care period for the MAC Landfill was to expire on June 7, 2008. On June 3, 2008 the NJDEP notified the Company of its decision to temporarily extend the post-closure care period until such time the NJDEP performs a re-evaluation and re-assessment of conditions at the landfill. The NJDEP has requested certain environmental data concerning the landfill for such purpose.
The NJDEP intends to then determine what further actions, if any, will be required of the Company. Because of the nature, scope and timing of NJDEP's decision and information request, the Company has requested an administrative hearing to contest certain aspects of NJDEP's decision including the extension of the post-closure care period. As of December 31, 2007, the Company had $17,000 remaining of the accrual established for the estimated post-closure maintenance cost at this site. Such accrual was depleted during 2008. The Company will expense ongoing post-closure maintenance costs as incurred until the obligations of the Company with respect to the site, if any, are determined. Until such time, the Company is unable to reasonably estimate the future cost of such obligations. Annual post-closure maintenance costs related to the MAC Landfill approximated $24,000 and $10,000 for the years ended December 31, 2008 and 2007. This increase in the post-closure maintenance costs was primarily due to engineering fees incurred in response to NJDEP inquiries.

	The Company's estimates of post-closure costs in today's dollars for each of the next five years are: $1,044,000; $1,024,000;
$1,004,000; $985,000 and $966,000, respectively.

	The post-closure maintenance costs of the Kinsley's Landfill are funded from a restricted escrow account (see Note 5).

	The Company has begun re-grading sections of the Kinsley's Landfill in accordance with a plan approved by the New Jersey Department of Environmental Protection ("NJDEP"). The re-grading plan calls for the use of both recycled and non-recycled materials to fill and re-contour the areas of the mound containing depressions. The Company receives a fee to accept certain of the fill materials. The costs incurred for re-grading activities shall be paid from such fees. However, costs incurred for re-grading activities in excess of such fees, if any, will be submitted to NJDEP for reimbursement from the Kinsley's Escrow. The amount reported as Other adjustments in the above table equals the proceeds generated from the materials received in the re-grading project at the Kinsley's Landfill, less related re-grading expenses.

	During July, 2007 the Company received notice from the NJDEP that it had modified its approval of the Company's re-grading plan. The Company filed an adjuratory hearing request to challenge the NJDEP's modification to the re-grading plan approval and was scheduled to present its objections at an administrative hearing in June 2008.
During June 2008, the NJDEP approved certain modifications made by the Company to its re-grading plan intended to expedite NJDEP approval of materials from new sources and address certain modifications proposed by NJDEP in July 2007. Having resolved the issues and received NJDEP approval, the Company withdrew its administrative hearing request.

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

     In September 1995, Transtech entered into a settlement agreement to resolve litigation regarding the allocation of remediation costs among certain respondents and potentially responsible parties. Notwithstanding the September 1995 settlement, under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Company may have liability in connection with the SCP Site to EPA for its costs of overseeing the remediation of the site, and to parties who had not contributed to the remediation at the time the settlement was approved but who may later choose to do so.

     During September 2002, EPA issued a notice of potential liability and of consent decree violations to potentially responsible parties regarding the SCP Site. On November 12, 2004 an Unilateral Administrative Order (the "UAO") was issued by EPA naming fifteen companies, including the Company, as respondents. The UAO requires the respondents to "make best efforts to cooperate and coordinate with Settling Defendants" who are in the process of implementing the response actions required under the UAO. A group of 69 PRPs (the "Settling Defendants") have entered into a Consent Decree that requires the implementation of the same response actions as the UAO. The response actions include the design and implementation of the remedy selected for the second operable unit ("OU2") at the SCP Site, reimburse the United States approximately $2.0 million for certain past costs allegedly incurred at the SCP Site, and make payment of certain future response costs that may be incurred in connection with
the implementation of the OU2 remedy.   The "best efforts to cooperate
and coordinate with Settling Defendants" includes the requirement to negotiate with the Settling Defendants as to either the amount of work required under the UAO the Company will be willing to assume or the amount of the cash contribution the Company is willing to make toward the implementation of the UAO. The EPA estimated the present value of the selected remedy is $7.5 million which includes capital cost of $4.7 million plus annual O&M costs of $180,000 per annum. The Company has informed EPA of its intent to comply with the UAO and cooperate and coordinate with the Settling Defendants' representative. The Company, together with the property owner, previously contributed cash and proceeds from insurance settlements toward the remediation of the SCP Site. Such contributions total $16.4 million, plus interest earned thereon, which the Company believes should satisfy the share of remediation costs which could be found attributable to the Company for the SCP Site and any contamination or damage caused offsite. See Note 12 - Legal Proceedings, the Carlstadt SCP Site for a discussion of litigation regarding this site.

      Berry's Creek Study Area

	The Company was one of 158 recipients of a Notice of Potential Liability and Request to Perform Remedial Investigation/Feasibility Study (the "Notice"), issued by the EPA on March 9, 2006, regarding the contamination of the Berry's Creek Study Area (the "Creek Area") located in Bergen County, N.J. A tributary adjacent to the SCP Site in Carlstadt, N.J. flows into Berry's Creek. The Creek Area includes the approximately seven mile long water body known as Berry's Creek, a canal, all tributaries to Berry's Creek and related wetlands. Tidal areas of the river into which Berry's Creek empties are also subject to the Notice. Each recipient of the Notice is designated as a potentially responsible party under CERCLA, and may be held liable for the cleanup of the Creek Area and costs the EPA has incurred with regard to the Creek Area. The investigation and feasibility study regarding the scope of the contamination of the Creek Area is being conducted by a group of 100 potentially responsible parties. EPA estimates field work will begin in May 2009, and the selection of the ultimate remediation methodology from alternative approaches to be proposed by the group of potentially responsible parties be made in three to five years from the present. Since no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability, if any, with respect to the Creek Area.

Kin-Buc Landfill

	The Kin-Buc Landfill was owned and operated, both solely and then with partners, by Transtech's wholly-owned subsidiary, Kin-Buc, Inc. ("Kin-Buc"), and ceased accepting waste in 1976. The Kin-Buc Landfill and certain neighboring property, including parcels owned by Transtech's wholly-owned subsidiary Filcrest Realty, Inc. ("Filcrest") and other third parties, are undergoing remediation pursuant to Administrative Orders issued by EPA in September 1990 and November 1992 (the "Orders") to the Company, and other responsible parties, including Inmar Associates, Inc. ("Inmar"), SCA Services, Inc. ("SCA") and certain related parties (SCA together with such related parties are referred herein as the "SCA Parties"). The SCA Parties are affiliates of Waste Management, Inc. ("WMI"). Inmar is controlled by Marvin H. Mahan, a former principal shareholder and former officer and director of the Company, and leased real property upon which the landfill is situated to the Company.

	The construction required by EPA at the Kin-Buc Landfill pursuant to the Administrative Orders is complete, and the operation and maintenance of the treatment plant and other remedial measures is being conducted by an affiliate of WMI. The total cost of the construction, operation and maintenance of remedial systems for a 30-year period, plus the cost of past remedial activities, was estimated at the time of the December 1997 settlement to be in the range of approximately $80 million to $100 million. In conjunction with the remediation, 26 acres of undeveloped land neighboring the site and owned by Filcrest were utilized for the construction of the containment system, treatment plant and related facilities.

	As previously disclosed, on December 23, 1997, the Company entered into four agreements which settled a suit in the United States District Court for the District of New Jersey entitled Transtech Industries,
Inc. et al. v. A&Z Septic Clean et al. (Civil Action No. 2-90-
2578(HAA)) (the "Kin-Buc Cost Recovery Action") against non-municipal generators and transporters of hazardous waste disposed of at the Kin-
Buc Landfill for contribution towards the cost of remediating the Landfill, earlier suits and derivative lawsuits all related to the allocation of costs of remediation. One of the December 23, 1997 agreements provided SCA's Parties commitment to defend and indemnify the Company from certain future liability for and in connection with the remediation of the site (the "1997 Settlement Agreement").

	Specifically, pursuant to indemnification provisions of the 1997 Settlement Agreement the SCA Parties are to defend and indemnify the Company from and against (i) all claims, demands and causes of action which have been made or brought, or hereafter may be made or brought, by the EPA or any other federal, state or local governmental or regulatory agency, against the Company, and (ii) all liability, loss, cost and expense (including reasonable attorneys' fees) which may be suffered or incurred by the Company, which, in the case of (i) and
(ii) above, arise from (y) the Orders (except for fines or penalties levied or imposed against the Company for or on account of any of the Company' actions or omissions on or before the effective date of the 1997 Agreement), or (z) any other orders or directives, and environmental or other applicable laws, regulations or ordinances, which are directed against or relate to the Kin-Buc Landfill or any portion thereof, operations at the Kin-Buc Landfill, the remediation of the Kin-Buc Landfill (except for the fines and penalties identified in (y) above), environmental conditions at the Kin-Buc Landfill or conditions resulting from releases from the Kin-Buc Landfill. The SCA Parties are not obligated to reimburse the Company for (i) response costs paid by the Company, on or before the effective date of the 1997 Agreement, or (ii) attorney's fees, disbursements or other costs and expenses arising from the Company's prosecution, defense or settlement of the Kin-Buc Cost Recovery Action or the derivative suits paid or incurred by the Company, on or before the effective date of the 1997 Agreement.

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

	The term Kin-Buc Landfill is defined in the 1997 Settlement Agreement as the Kin-Buc Landfill together with any real property located outside the boundaries of the Kin-Buc Landfill into which hazardous substances or contaminants may have migrated or threatened to migrate from the Kin-Buc Landfill or to which hazardous substances or contaminants deposited in the Kin-Buc Landfill finally came to rest or on which hazardous substances or contaminants were deposited from the operation of the Kin-Buc Landfill.

	The Company remains a responsible party under the aforementioned Administrative Orders issued by EPA, and continues to incur administrative and legal costs complying with such Administrative
Orders.

	On December 30, 2004, Transtech together with Kin-Buc, and Filcrest executed consent decrees which resolved the claims brought against the Company and others during 2002 by EPA, the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund regarding the Kin-Buc Landfill as set forth in the consolidated cases of United States of America; New Jersey Department of Environmental Protection; and Acting Administrator, New Jersey Spill Compensation Fund v. Chemical Waste Management, Inc.; Earthline Company; Filcrest Realty, Inc.; Anthony Gaess; Inmar Associates, Inc.; Kin-Buc, Inc.; SCA Services, Inc.; SCA Services of Passaic, Inc.; Transtech Industries, Inc.; Waste Management, Inc.; and Wastequid, Inc., Civil Action No. 02-2077 (the "Lawsuit") before the U.S. District Court for the District of New Jersey (the "Court"). EPA sought payment of past response costs of $4.2 million as of July 1999, allegedly incurred with respect to the Kin-Buc Landfill. In addition, EPA sought $18.1 million for penalties for delays allegedly experienced in completing the remediation pursuant to the Orders. Both amounts were subject to interest. The New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund sought reimbursement of unspecified past costs allegedly incurred with respect to the Kin-Buc Landfill and for unspecified alleged Natural Resource Damages. The Court entered the consent decrees on October 18, 2005. The terms of the 1997 Settlement Agreement arguably did not provide the Company with complete indemnification against the penalties sought by EPA in this action.

	The 2004 Federal Consent Decree resolved the claims of EPA as alleged in the Lawsuit. EPA agreed to accept a $2,625,000 cash payment, plus interest from November 8, 2004, from the WMI Group in satisfaction of EPA's claims for past response costs against all defendants, including the Company. EPA agreed to resolve its claim for penalties in exchange for a cash payment of $100,000, plus interest from November 8, 2004, of which approximately $35,000 was paid by the Company, plus additional consideration consisting of (a) the implementation by the Company of an Open Space Preservation Project through the granting of the Conservation Easements on the Subject Property (defined below) to the Clean Land Fund ("CLF"), a third party non-profit organization, thereby preserving the Subject Property as open space in perpetuity, and through the execution of the Deeds thereby transferring title of the Subject Property to CLF, (b) the commitment by the Company to enter into a contract with CLF whereby CLF would develop and implement a Wetlands Restoration and Land Management Project, described below, for parcels of the Subject Property together with, if possible, certain neighboring properties owned or leased by third parties all in accordance with the Federal Consent Decree, and
(c) an initial payment of $108,000 to CLF to fund its work related to
(a) and (b) above, of which the Company paid $68,000 in December 2004, pursuant to the CLF Contract. An additional $15,000 shall be paid to CLF, $5,000 of which shall be paid by the Company, if certain events transpire.

	The Subject Property consists of one parcel of approximately 25 acres owned by Kin-Buc upon which a portion of the Kin-Buc Landfill is situated and parcels totaling approximately 74 acres of predominately wetlands in the vicinity of the Kin-Buc Landfill owned by Filcrest.
The Kin-Buc parcel and certain of the Filcrest parcels were undergoing remediation pursuant to the Orders and performed by SCA.

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

	The 2004 State Consent Decree addresses the claims of the New Jersey Department of Environmental Protection and New Jersey Spill Compensation Fund (the "NJ Agencies"). The NJ Agencies agreed to resolve their claims against the defendants in exchange for a cash payment of $110,000 from the WMI Group and the commitment of the WMI Group to perform wetlands restoration on certain property in the vicinity of the Kin-Buc Landfill, including certain parcels of the Subject Property.

	The Township of Edison owns the majority of the real property which adjoins or surrounds the Subject Property deeded to CLF by the Company in December 2004. CLF has not yet been successful in its effort to obtain the consent of the Township of Edison to incorporate portions of its land into the Wetlands Restoration and Land management Project, and to gain access to the Township's land in order to perform its obligations pursuant to the CLF contract. As a result, the implementation of the Plans has been delayed, and certain of the milestones specified within the Federal Consent Decree have not been achieved. However, EPA has been kept informed of CLF's efforts and has participated in certain negotiations between CLF and the Township of Edison. EPA has indicated that it does not, at this point, intend to impose the financial penalties discussed above.

Note 10 - Employee Benefit Plans:

	Retirement Savings and Profit Sharing Plans

	The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of an employee's contribution that is no greater than 2% of their eligible compensation during 2008 and 2007. The plan provides that the Company's matching and profit sharing contributions be made in cash. Contributions to and administrative expenses of the plan paid by the Company was approximately $8,000 for each of the years ended December 31, 2008 and 2007.

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

Note 11 - Lease Commitments and Rental Income:

	During the years ended December 31, 2008 and 2007, the Company leased office facilities under non-cancelable operating leases in Piscataway, NJ, which expires in March 2010, and Sarasota, FL, which expired in January 2009. The Company also leases automobiles under non-cancelable operating leases which expire during 2009 and 2011. Rent expense for non-cancelable operating leases was $91,000 and $89,000 for the years ending December 31, 2008 and 2007, respectively. The future minimum lease commitments for all non-cancelable operating leases at December 31, 2008 are as follows: 2009 - $71,000; 2010 - $21,000; and 2011 - $6,000.

	The Company rents certain of its real property upon which a radio tower is situated. The Company reported $6,000 of rental income for both years ended December 31, 2008 and 2007, respectively.

Note 12 - Legal Proceedings:

	Insurance Claims for Past Remediation Costs

	During 1995, Transtech and its wholly-owned subsidiaries Kin-Buc, Inc. and Filcrest Realty, Inc. commenced suit in the Superior Court of New Jersey, Middlesex County, entitled Transtech Industries, Inc. et.
al v. Certain Underwriters at Lloyds et al., Docket No. MSX-L-10827-95 to obtain indemnification from its excess insurers who provided coverage during the period 1965 through 1986 against costs incurred in connection with the remediation of sites in New Jersey (the "Lloyds Suit"). The defendant insurers included various Underwriters at Lloyd's, London and London Market insurance companies, First State Insurance Company and International Insurance Company collectively referred to herein as "Defendant Insurers".

	In conjunction with the September 1995 settlement of litigation regarding the allocation of remediation costs associated with the SCP Site, the Company assigned certain of its claims for remediation costs incurred at the SCP site to a group of potentially responsible parties who were leading the remediation efforts at the SCP Site (the "SCP Cooperating PRP Group").

	During February 2002, an October 2001 settlement agreement among the Company, the SCP Cooperating PRP Group and certain Defendant Insurers was consummated (the "October 2001 Settlement Agreement").
The Company's share of the October 2001 Settlement Agreement proceeds paid during February 2002 was approximately $13,013,000 of which $3,500,000 was placed in escrow pending the outcome of litigation regarding the arbitration with SCA Services, Inc. discussed below. The October 2001 Settlement Agreement is intended to be a full and final settlement that releases and terminates all rights, obligations and liabilities of participating Defendant Insurers, the Company and the SCP Cooperating PRP Group with respect to the subject insurance policies.

	Some of the Defendant Insurers are insolvent. The estates of some of these insolvent insurers have sufficient assets to make a partial contribution toward claims filed by the Company. Pursuant to their respective liquidation plans, the estates of insolvent insurers make payments toward agreed claims based upon the amount of their recovered assets and expenditures funded from such assets. The estates may elect, based upon their financial situation, to make additional distributions toward agreed claims, however there are no assurances that distributions will be paid. As previously disclosed, during the years ended December 31, 2006 and 2005 the Company received payments totaling $600,000 and $4,514,000, respectively, with respect to settled claims against the estates of insolvent insurers.

	During the year ended December 31, 2008 the Company received supplemental distributions totaling $58,000 from the estates of two insolvent insurers. During the year ended December 31, 2007 the Company received supplemental distributions totaling $87,000 from the estates of three insolvent carriers.

	The solvent and insolvent Defendant Insurers from whom the Company has received payment represent approximately 98% of the value of the coverage provided under the policies that were the subject of the Lloyd's Suit, as measured by the liability apportioned to each of the Defendant Insurers at the time of the October 2001 settlement. There is no assurance that the Company will receive future payments with respect to its claims against the Defendant Insurers.

SCA & SC Holdings, Inc.

 	In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed in Note 9, the Company agreed to allow SCA to claim against a portion of the proceeds arising from its lawsuit against its excess insurance carriers discussed above. The maximum amount which could be found to be payable to SCA from the Lloyds Suit settlement proceeds, $3.5 million, was placed directly into escrow until the amount of such obligation was determined in accordance with the terms of the 1997 settlement. A calculation of the amount due pursuant to the 1997 Agreement was presented to SCA during March 2002. SCA subsequently notified the Company of its objection to values utilized in that calculation, contending it was owed $3.5 million.
Unable to resolve the disputed issues, during August 2002 the Company and SCA submitted the dispute regarding the amount due to binding arbitration for resolution in accordance with the terms of the 1997 Agreement. On February 6, 2004 the arbitrator issued the final of three conflicting rulings, finding in favor of SCA awarding it $3.5 million.

	The Company filed a motion under the Kin-Buc Cost Recovery Action (the existing case in the United States District Court for the District of New Jersey) under which claims related to the 1997
Agreement had been addressed during February 2004 to either vacate or modify the arbitrator's award. The arbitrator's ruling was affirmed by the District Court on October 28, 2005. In December, 2005 the
Company filed an appeal of the District Court's ruling with the United States Court of Appeals for the Third Circuit (No. 05-5246). The
Appeals Court rendered its decision on March 24, 2008 affirming the District Court's decision. The Company then petitioned for a rehearing of this decision with the Appeals Court on April 9, 2008. On June 24, 2008, the Appeals Court denied the Company's petition. The Company, on advice from counsel, decided not to challenge the Appeals Court decision which would have required a hearing before the U.S. Supreme Court.

     	Given the $3.5 million, plus accumulated interest, was placed in escrow and not reflected on the Company's financial statements, the Court's decision resulted in no impact on the Company's financial statements. The $3.5 million was released to SCA during 2008. The interest earned from February 14, 2004 was due to SCA and the remainder due the Company. The interest, less an amount retained for taxes and escrow related expenses, was paid during January 2009, at which time the Company received approximately $67,000.

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

	In 1988, Transtech, Inmar and Marvin H. Mahan were sued in a civil action in the United States District Court for the District of New
Jersey entitled AT&T Technologies, Inc. et al. v. Transtech Industries, Inc. et al. v. Allstate Insurance Company et al. (the "AT&T Suit") by a group of generators of waste alleging, among other things, that the primary responsibility for the clean-up and remediation of the SCP Site rests with Transtech, Inmar and Marvin H. Mahan, individually.

	In September 1995, the Court approved a settlement of the AT&T Suit among Transtech, Inmar, Marvin H. Mahan, the SCP Cooperating PRP Group and other generators and transporters of waste handled at the SCP Site who had contributed to the costs of the remediation of the site.
Pursuant to such settlement, Transtech, Inmar and Marvin H. Mahan agreed to (i) pay $4.1 million of proceeds from settlements with primary insurers of a coverage action brought by the Company and Inmar against their primary and excess insurers, (ii) pay an additional
$145,000 ($72,500 from Transtech and $72,500 from Inmar and Marvin H. Mahan), and (iii) assign certain of their SCP Site-related insurance claims against excess insurers (see "Insurance Claims for Past
Remediation Costs" above) in exchange for a complete release from these parties of all liability to them arising from or on account of environmental contamination at the SCP site and the parties' remediation of the same.

	Notwithstanding the September 1995 settlement, the Company may have liability in connection with the SCP Site to EPA for its costs of overseeing the remediation of the site, and to parties who had not contributed to the remediation at the time the settlement was approved but who may later choose to do so (see Note 9).

	The Company requested a complete and detailed accounting of the actual total expenditures for the remediation work completed at the SCP Site from the SCP Cooperating PRP Group. The SCP Cooperating PRP Group denied the request but alleged that, in the aggregate, $15 million has been expended in regard to the site. The Company, as stated above, together with the property owner, Inmar Associates, Inc., had contributed $145,000 cash and $4.1 million of proceeds from the settlement with primary insurance carriers in 1995, an additional $12.0 million from the Company's October 2001 settlement with its excess insurance carriers and an additional $250,000 in 2005 from the claims being pursued against the insolvent excess carriers, to a Qualified Settlement Fund established to fund costs incurred for the remediation of the Carlstadt SCP Site which is administered by the SCP Cooperating PRP Group. Such contributions total $16,450,000, plus interest earned, which the Company believes should more than satisfy the share of remediation costs which may be found attributable to the Company for the SCP Site and any contamination or damage caused offsite.

	On October 2, 2007, the Company filed a motion under the previously reported action in the Superior Court of New Jersey, Middlesex County, entitled Transtech Industries, Inc. et. al v. Certain Underwriters at Lloyds et al, (Docket No. MSX-L-10827-95), seeking an Order compelling the SCP Cooperating PRP Group to account for how and how much it has spent of the $16,450,000 paid by the Company. The October 2007 motion was denied by the Superior Court in January 2008. In January 2008 the Company filed an appeal of the Superior Court's decision with the Superior Court of New Jersey Appellate Division entitled Transtech Industries, Inc. v. Certain Underwriters at Lloyds London and SCP Carlstadt PRP Group, (Docket No. A-002604-07T2). The appeal was argued and the Company awaits the decision of the Appellate Court.

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

	During September 2007, the two subsidiaries of Transtech that owned the property commenced litigation entitled Kinsley's Landfill, Inc., and Birchcrest, Inc. v. Planning Board of the Township of Deptford (No. L-001536-07) in the Superior Court of New Jersey, Law Division, Gloucester County. During December 2007, the complaint was amended to include The Township of Deptford, Benderson Properties, Inc. and certain of its affiliates as defendants. The suit seeks, among other remedies, to reverse and set aside the Township's Planning Board approval of the 2007 study prepared by the Township's planner. Proceedings were stayed pending the outcome of mediation begun during March 2009.

Edison Township Property

	The Company's wholly owned subsidiary, Filcrest Realty, Inc. owns approximately 53 acres of undeveloped property in Edison Township, N.J. Edison Township requested that Filcrest Realty, Inc. grant it an easement on a portion of this property to install a shoreline walkway on certain lots situated along the Raritan River. This property was included in the area remediated pursuant to Administrative Orders issued by the EPA (see Note 9 - Post-closure Costs and Contingent Environmental Liabilities, Contingent Environmental Liabilities). The Company denied the Township's request believing the structure and location proposed by the Township will adversely impact the value of that entire tract which totals approximately 15 acres. The Township's appraiser set the value of the easement at $15,000 which the Company regards as too low. The Company has offered to sell the 15 acres to the Township. During April 2008 the Township of Edison brought suit against the Company in the Superior Court of New Jersey entitled
Township of Edison v. Filcrest Realty, Inc. (No. MID-L-02173-08) to commence condemnation proceeding on the 0.48 acres for which the easement is sought. The Company filed its objections with the Superior Court during May 2008. On June 23, 2008 the Superior Court ruled in favor of the Township, authorizing it to acquire, by eminent domain, an easement over the shore-line property. On August 5, 2008, the Company filed an appeal of the Superior Court's decision with the Appellate Division entitled Township of Edison v. Filcrest Realty, Inc. (No, A-005891-07T2). The Company also filed a motion with the Superior Court to stay further action by the Township pending outcome of the appeal on August 8, 2008. Such motion was denied during September 2008. The appeal is pending. In March 2009, a panel of Commissioners heard testimony related to the value of the land affected by the easement.
The Company awaits their decision.

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

Note 13 - Segment Information:

        The Company's continuing operations are grouped into three segments:
(a) operations which generate electricity from recovered methane gas,
(b) operations which perform maintenance, remediation and related services on landfill sites, and (c) corporate and other. Corporate and other includes selling, general and administrative expenses not specifically allocable to the other segments. Corporate assets are represented primarily by cash and cash equivalents, marketable securities and real estate held for investment and sale. Financial information by segment for the years ended December 31, 2008 and 2007 follows.

	(table in $000's)        Electricity  Environmental Corporate
	                         Generation     Services    and Other    Total
	2008
	  Gross operating revenues $   689      $   737      $    -    $ 1,426
	  Eliminations (a)              -          (737)          -       (737)
	  Net operating revenues       689           -            -        689
	  Depreciation expense          51           40            7        98
	  Income (loss)
	    from operations(b)         193         (579)      (1,689)   (2,075)
	  Capital expenditures          41           20            8        69
	  Identifiable assets (c)      434          629       12,075    13,138

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

(b) Income (loss) from operations of the Environmental Services segment includes accretion expense of $336,000 and $366,000 for 2008 and 2007, respectively.

(c) The Corporate and Other category includes the value of all of the Company's real estate holdings and the restricted escrow account dedicated to post-closure costs.

	During the years ended December 31, 2008 and 2007 one customer of the Company accounted for 100% of the Company's consolidated net operating revenues.

Note 14 - Related Party Transactions:

	The Company has provided Marvin H. Mahan, a former officer and director, and former principal shareholder of the Company, and the father of three of the Company's principal shareholders, dental insurance, and fuel and service for an automobile since his retirement from the Company. Such expenses totalled approximately $2,000 for each of the years ended December 31, 2008 and 2007.

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

	As of December 31, 2008 and 2007 the Company's accounts included a receivable of approximately $19,000 and $21,000, respectively, for un-reimbursed sundry expenses paid or incurred on behalf of the Company's President and Chairman of the Board, and his affiliates.

Transtech Industries, Inc.
Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Transtech Industries, Inc.


	We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                               WithumSmith+Brown, P.C.

New Brunswick, New Jersey
April 14, 2009

	The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 2007 through December 31, 2008. The high and low bid price information has been obtained from Prophet.Net.

  2008           High   Low             2007          High    Low
 1st quarter   $.2500 $.1200           1st quarter  $.3800  $.2000
 2nd quarter    .1900  .1100           2nd quarter   .3800   .2500
 3rd quarter    .2400  .1100           3rd quarter   .3710   .1800
 4th quarter    .1500  .1100           4th quarter   .2600   .1300

	The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions. They do not represent actual transactions.

	The number of holders of record of the Common Stock of the Company at December 31, 2008 was 257.

	The Company paid no dividends in either stock or cash during 2008 or 2007 and does not presently anticipate paying dividends in the foreseeable future.

	There have been no securities sold by the Company within the past three years without registering the securities under the Securities Act of 1933, as amended.

	There have been no repurchases made by the Company required to be disclosed by Item 703 of Regulation S-K.

	The following table sets forth as of December 31, 2008 the number of shares of the Company's common stock, the Company's only class of equity securities, issuable upon exercise of outstanding options, warrants and other rights, the weighted average exercise price of such options, warrants and other rights and the number of shares of common stock available for future issuance pursuant to all "equity compensation plans" relating to our common stock. Equity compensation plans include those approved by our shareholders, as well as those not approved by our shareholders, including individual compensation arrangements with one or more of our officers or directors.

Equity Compensation Plan Information


Plan category           Number of securities      Weighted-average         Number of securities
                        to be issued upon         exercise price of        remaining available
                        exercise of               outstanding options,     for future issuance
                        outstanding options,      warrants and rights      under equity
                        warrants and rights                                compensation plans

Equity compensation               -0-                       -0-                      -0-
plans approved by
security holders

Equity compensation
plans not approved by
security holders                   0                        $0                        0

Total                              0                        $0                        0


Transtech Industries, Inc.
Directory


Executive Offices:      Directors:                  Independent Certified
                                                         Public
Accountants:
200 Centennial Avenue   Robert V. Silva
Suite 202               Chairman of the Board,      WithumSmith+Brown, P.C.
Piscataway, NJ 08854    President and Chief         One Spring Street
Phone: (732) 564-3122   Executive Officer           New Brunswick, NJ 08901
Fax: (732) 981-1856     Transtech Industries, Inc.

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

                        Andrew J. Mayer, Jr.
                        Vice President-Finance,
                        Chief Financial Officer
                        and Secretary

Form 10-K

The Company will provide without charge to any stockholder a copy of its most recent Form 10-K filed with the Securities and Exchange Commission including the financial statements and schedules thereto. Requests by stockholders for a copy of the Form 10-K must be made in writing to:
Transtech Industries, Inc., 200 Centennial Avenue, Suite 202, Piscataway, New Jersey, 08854, Attention: Secretary.