Form 10-K, Exhibit 13
period 2009-12-31
TRANSTECH INDUSTRIES INC
filed 2010-03-31
CIK 87799

Exhibit 13.  Annual Report to Stockholders.



	TRANSTECH INDUSTRIES, INC.

	ANNUAL REPORT

	2009


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


Years ended December 31,                            2009            2008

Net Operating Revenues (a)                       $   413         $   689

Cost of Operations
   Direct operating costs                           (430)           (502)
   Remediation expense                               (30)             (7)
   Selling, general and
     administrative expenses                      (1,693)         (1,922)
   Accretion expense                                (305)           (336)
     Total                                        (2,458)         (2,767)

Gain on Sale of Equipment                             -                3

Operating Loss                                    (2,045)         (2,075)

Other Income (Expense)
   Investment income                                  56              80
   Investment income on restricted
     escrow accounts                                 562             488
   Interest expense                                   (4)             (2)
   Rental income                                      15              16
   Proceeds from insurance claims                    120              95
   Miscellaneous income                                1              87
     Total other income                              750             764

Loss Before Income Tax Benefit                    (1,295)         (1,311)

Income Tax Benefit                                   598             374

Net Loss                                         $  (697)        $  (937)

Basic Net Loss Per Common Share                    $(.23)          $(.31)

Weighted Average Common Shares
Outstanding                                    2,979,190       2,979,190

(a) Net Operating Revenues consist of:
    Environmental services                       $   658         $   737
    Electricity generation                           413             689
    Subtotal                                       1,071           1,426
    Less intercompany sales                         (658)           (737)
      Net operating revenues                     $   413         $   689


Transtech Industries, Inc.
Management's Discussion and Analysis of Financial Condition
  and Results of Operations, cont'd
Selected Financial Data
(In $000's, except per share data)


December 31,                                       2009             2008

Assets
  Current Assets                                 $ 4,132          $ 5,185
  Net Property, Plant & Equipment                  1,950            1,965
  Long-Term Assets                                 5,133            6,055

  Total Assets                                   $11,215          $13,205

Liabilities
  Current Liabilities                            $ 1,625          $ 1,833
  Long-Term Liabilities                            7,357            7,897

  Total Liabilities                                8,982            9,730

Stockholders' Equity                               2,233            3,475

Total Liabilities & Stockholders' Equity         $11,215          $13,205

Working Capital                                  $ 2,507          $ 3,352


Management's Discussion and Analysis of Financial Condition and Results of Operations, cont'd


Introduction

	The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related notes, which provide additional information concerning the Company's financial activities and condition.

	Certain reclassifications have been made to the 2008 financial statements in order to conform to the presentation followed in preparing the 2009 financial statements.

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

Discussion of Critical Accounting Policies

	For a discussion of the Company's critical accounting policies, see
Note 1 to the Company's Consolidated Financial Statements.
Results of Operations

Overview

	Transtech Industries, Inc. ("Transtech") was incorporated under the laws of the State of Delaware in 1965. Transtech is a public holding company which manages its investments and 18 subsidiaries (Transtech and its subsidiaries collectively referred to as the "Company"). Two subsidiaries conduct active operations that have been classified into two segments: the performance of environmental services and the generation and sale of electricity utilizing methane gas. The other subsidiaries of the Company are inactive and hold assets consisting primarily of cash and cash equivalents, real property, intercompany receivables and contract rights.

	The Company and certain subsidiaries previously participated in the resource recovery and waste management industries. These activities included the hauling of wastes, and the operation of three landfills and a solvents recovery facility. The last of these operations ceased in 1987, but the Company continues to own and/or remediate two of the landfills and has both incurred and accrued for the substantial costs associated therewith. As of December 31, 2009 the Company's accrual for post-closure maintenance costs, net of the restricted escrow account dedicated to the funding of such post-closure costs, was approximately $1.8 million. The Company has also been named as a potentially responsible party for the remediation of sites of former operations. The Company has incurred significant professional fees and administrative expenses for litigation related to its past activities in the resource recovery and waste management industries.

	As discussed in detail in this report, the Company has pursued various alternatives to raise cash to fund its liabilities and expenses. The
Company sold certain operations and certain real property during the 1980s and 1990s, and during 2006, the Company completed the sale of certain real property which yielded proceeds of approximately $2.1 million. The Company also settled its claims against certain excess insurance carriers which resulted in the Company receiving approximately $18.4 million of aggregate proceeds during the period of 2002 through 2009.

	The Company continues to pursue the sale of certain property. However, the Company is currently unable to determine whether the timing and the amount of cash generated from its continuing efforts to sell such assets, its efforts to otherwise enhance liquidity and the Company's remaining operations will be sufficient to discharge the Company's liabilities and its continuing operating liabilities as they come due (see the discussion of "Liquidity and Capital Resources" below and Notes 2 and 13 to the Company's Consolidated Financial Statements).

Operating Revenues

	Consolidated net operating revenues were $413,000 for the year ended December 31, 2009, a decrease of $276,000 or 40%, compared to $689,000 for the year ended December 31, 2008. Consolidated operating revenues by business segment for each of the four quarters within the years ended December 31, 2009 and 2008 were as follows (in $000):

                                      - Quarter -           Total
2009                          1st    2nd     3rd     4th     Year

  Environmental Svcs.        $153   $180    $188    $137   $  658
  Electricity Generation      111     94     108     100      413
  Subtotal                    264    274     296     237    1,071
  Intercompany               (153)  (180)   (188)   (137)    (658)
  Net Operating Revenues     $111   $ 94    $108    $100   $  413

                                      - Quarter -           Total
2008                          1st     2nd    3rd     4th     Year

  Environmental Svcs.        $219    $218   $186    $114   $  737
  Electricity Generation      159     213    201     116      689
  Subtotal                    378     431    387     230    1,426
  Intercompany               (219)   (218)  (186)   (114)    (737)
  Net Operating Revenues     $159    $213   $201    $116   $  689

	The environmental services segment provides construction, remedial and maintenance services at landfills, commercial and industrial sites, and manages methane gas recovery operations. The environmental services segment reported $658,000 of gross operating revenues for 2009(prior to eliminations) compared to $737,000 for 2008.

	Substantially all of the environmental services segment's revenues for 2009 and 2008, were for post-closure maintenance conducted at sites previously operated by the Company's subsidiaries. Bills for post-closure maintenance work performed on a landfill owned by the Company's wholly owned subsidiary, Kinsley's Landfill, Inc. ("Kinsley's"), the Kinsley's Landfill, located in Deptford, New Jersey, are submitted to the New Jersey Department of Environmental Protection for reimbursement from a restricted escrow account established to finance the post-closure activities at the site (the "Kinsley's Escrow") (see Note 5 to the Company's Consolidated Financial Statements). Kinsley's billings to the Kinsley's Escrow approximated $645,000 and $713,000 for services performed during the year ended December 31, 2009 and 2008, respectively. All reimbursements from the Kinsley's Escrow must be approved by the New Jersey Department of Environmental Protection ("NJDEP").

	Kinsley's has begun re-grading a section of the Kinsley's Landfill in accordance with a re-grading plan approved by the NJDEP. The re-grading plan calls for the use of both recycled and non-recycled materials to fill and re-contour areas of the landfill containing depressions. Kinsley's receives a fee to accept certain of the recycled materials. The costs incurred for re-grading activities shall be paid from such fees, and costs incurred for re-grading activities in excess of such fees, if any, will be submitted to NJDEP for reimbursement from the Kinsley's Escrow. Kinsley's intends to utilize recycled materials to the fullest extent possible in order to minimize the amount of re-grading costs paid from the Kinsley's Escrow, if any. Kinsley's competes with certain landfills and development projects for the revenue producing materials on the basis of the fee imposed for accepting the materials and transportation cost, and must obtain NJDEP approval prior to utilizing material from a new source unless such material has been previously approved for such purposes. The gross revenue reported for the environmental services segment for 2009 and 2008 does not include any fees from the acceptance of the revenue producing materials. The decline in the revenue associated with the recycled material is due primarily to competition for such materials from a nearby re-development project. The competition from such projects and landfills may continue to negatively impact the quantity of the fee producing materials obtained by Kinsley's as well as the associated fee.

	Billings to the Kinsley's Escrow and for services provided to members of the consolidated group are eliminated in the calculation of net operating revenue. The Company is continuing its efforts to expand the customer base of the environmental services segment to additional entities beyond the consolidated group.

	Revenues from the segment which generates electricity were approximately $413,000 and $689,000 for the year ended December 31, 2009 and 2008, respectively, a decrease of $276,000 or 40%. The electricity generating facility consists of four trailer mounted diesel engine/electricity generator units ("Gen-set(s)") each capable of generating approximately 11,000 kilowatt hours ("kWh") per day when operating at 85% capacity. The Gen-sets are fueled by the methane component of the landfill gas generated by the Kinsley's Landfill. Three of the four Gen-sets were available for operations during 2009 and 2008, subject to routine repairs and maintenance. The fourth Gen-set requires major repairs which have been deferred. Electricity generated is sold pursuant to a contract with a local utility which is currently renewed annually. Revenues are a function of the number of kWh sold, the rate received per kWh and capacity payments. The Company sold approximately 9.0 and 8.0 million kWh during the year ended December 31, 2009 and 2008, respectively, however, the average combined rate (per kWh and capacity payment) received for the year ended December 31, 2009 and 2008 declined to $.046 from $.086, respectively. Generally speaking, the rate received by the Company reflects the market demand for electric power and the market price of fossil fuels. The combined rate received is typically higher in
warmer months.    Engineering studies indicate the quantity of gas
generated by the landfill is declining but project sufficient landfill gas to continue the operation of three of the existing Gen-sets through 2011 and two of the existing Gen-sets for the period of 2012 through 2017. Elements of the landfill gas are more corrosive to the equipment than traditional fuels, resulting in more off-line hours dedicated to repair and maintenance than with equipment utilizing traditional fuels.

Cost of Operations

	Consolidated direct operating costs for the year ended December 31, 2009 were $430,000, a decrease of $72,000 or 14% when compared to $502,000 reported for 2008. Approximately $30,000 and $61,000 of the reported direct operating costs for 2009 and 2008, respectively, are attributable to unabsorbed overhead costs of the environmental services segment remaining after the elimination of the intercompany transactions described above.
The operating and repair costs of the electricity generating segment were $400,000 and $441,000 for the year ended December 31, 2009 and 2008, respectively, a decrease of $41,000 or 9%. An additional $10,000 and $41,000 of expenditures on the generators and certain related equipment was capitalized during the year ended December 31, 2009 and 2008, respectively.

	Consolidated remediation expense reported for 2009 and 2008 of $30,000 and $7,000, respectively, were post-closure maintenance costs related to the Mac Landfill, a landfill previously operated by a subsidiary of the Company (see Liquidity and Capital Resources; Post-Closure Costs).

	Consolidated selling, general and administrative expenses for the year ended December 31, 2009 were $1,693,000, a decrease of $229,000 or 12% from $1,922,000 reported for the prior year. Components of selling, general and administrative expenses by quarter for the year ended December 31, 2009 and 2008 were as follows (table in $000):
                                      - Quarter -           Total
2009                          1st    2nd     3rd     4th     Year

  Legal expenses             $116   $ 49    $ 63    $ 99   $  327
  Other professional fees      53     31      32      37      153
  Non-operating subsidiary
   expenses                    10     20      10       7       47
  All other administrative
   expenses                   284    273     315     294    1,166
                             $463   $373    $420    $437   $1,693

                                      - Quarter -           Total
2008                          1st     2nd    3rd     4th     Year

  Legal expenses             $155   $167    $111    $102  $   535
  Other professional fees      53     26      24      28      131
  Non-operating subsidiary
   expenses                    10     19      12       9       50
  All other administrative
   expenses                   300    298     286     322    1,206
                             $518   $510    $433    $461   $1,922

	Legal expenses reported for 2009 and 2008 include approximately $94,000 and $164,000, respectively, of fees for matters related to the Company's landfills or the remediation of sites to which the Company has been named as a potentially responsible party ("PRP") or alleged to be a PRP. Such fees in 2009 were primarily attributable to matters related to the Kin-Buc Landfill, and for both the Kin-Buc Landfill and the Scientific Chemical Processing Site in 2008 (see the discussion of Contingent Environmental Liabilities within Liquidity and Capital Resources below). The legal expenses incurred for other matters were primarily attributable to the Company's challenge of attempts by two municipalities to encumber certain real property owned by the Company (see the discussion of "Liquidity and Capital Resources" below and Note 13 - Legal Proceedings to the Company's Consolidated Financial Statements). Other professional fees include fees of accountants, engineers, consultants and a director. The Company also incurs professional fees and administrative expenses during the course of evaluating businesses for possible acquisition. The operating costs incurred by the non-operating subsidiaries, consisting primarily of insurance premiums, franchise, corporate and real estate taxes, aggregated approximately $47,000 and $50,000 for the year ended December 31, 2009 and 2008, respectively. All other administrative expenses decreased $40,000 or 3% to $1,166,000 for 2009 from $1,206,000 for
2008. The net decrease was attributable to decreases in insurance, lease and general operating expenses.

	Consolidated accretion expense recognized on the Company's asset retirement obligation for landfill post-closure maintenance costs was $305,000 and $336,000 for the year ended December 31, 2009 and 2008, respectively.

Consolidated Gain on the Sale of Equipment

	Consolidated gain on the sale of miscellaneous equipment of approximately $3,000 was reported for the year ended December 31, 2008.

Operating Loss

	The Company's consolidated operating loss for the year ended December 31, 2009 decreased to $2,045,000 from a loss of $2,075,000 reported for the prior year.

Other Income (Expense)

	Consolidated investment income decreased to $56,000 for the year ended December 31, 2009 from $80,000 reported for the prior year. The amount reported for 2009 includes approximately $51,000 of interest earned on refunded federal income taxes. The decrease in the balance of investment income reflects both a decrease in the rate of interest earned on U.S. Treasury securities, and other investments, and a decrease in the amount of funds available for investment.

	Consolidated investment income earned on the restricted escrow account dedicated to the funding of the Company's landfill post-closure maintenance costs was $562,000 and $488,000 for the year ended December 31, 2009 and 2008, respectively. Such amounts included net gains of $306,000 and $183,000, respectively, from the sale of securities.

	Consolidated interest expense for the year ended December 31, 2009 and 2008 was $4,000 and $2,000, respectively.

	Consolidated rental income, net of related expenses, was $15,000 and $16,000 for the year ended December 31, 2009 and 2008, respectively.
Rental income was earned from royalty payments, reported net of commission, received from the lease of certain of the Company's real property situated beneath the lessee's landfill. Rental income for both 2009 and 2008 also includes $7,000 and $6,000, respectively, from the rental of certain of the Company's property upon which a radio tower is located.

	Consolidated proceeds from insurance claims for the year ended December 31, 2009 and 2008 of $120,000 and $95,000, respectively, includes $112,000 and $58,000, respectively, received on claims previously filed against the estates of certain of the Company's insolvent excess insurance carriers. See "Liquidity and Capital Resources - Insurance Claims for Past Remediation Costs" for further discussion of this issue. Consolidated proceeds from insurance claims reported for the year ended December 31, 2008 also includes approximately $37,000 from claims for the reimbursement of costs incurred to repair a Gen-set.

	Consolidated net miscellaneous income for the year ended December 31, 2009 and 2008 was $1,000 and $87,000, respectively. The amount reported for the period in 2008 includes income of $67,000 related to the Company's receivable from the escrow containing proceeds from the excess insurance settlement discussed in Note 13, Legal Proceedings, SCA & SC Holdings, Inc. The amount reported for 2008 also includes a partial refund, $17,000, of expenses paid toward the 2004 settlement of litigation regarding the Chemsol (a/k/a Tang) Superfund Site.

Loss before Income Tax Benefit

	The consolidated loss before income tax benefit was $1,295,000 for the year ended December 31, 2009, compared to a loss of $1,311,000 for the prior year.

Income Tax Benefit

	The provision for federal and state income tax benefit for the year ended December 31, 2009 and 2008 was $598,000 and $374,000, respectively. The Company recognized federal income tax benefits due to its ability to carry-back net operating losses to 2006 and 2005 for credit against federal income taxes paid with respect to such years. The increase in the effective tax rate, to 46% from 27% of pre-tax income for the year ended December 31, 2009 and 2008, respectively, was due to a 2009 change in the federal tax laws which extended the carry-back period for net operating losses from two to five years. The amount of tax benefit reported in 2008 was limited by the amount of taxes paid in 2006.

Net Loss

	Net loss for the year ended December 31, 2009 was $697,000 or $.23 per share, compared to a net loss of $937,000 or $.31 per share, for the year ended December 31, 2008.

Liquidity and Capital Resources

Going Concern Uncertainty

	As discussed herein, the Company faces significant short-term and long-term cash requirements for (i) funding its professional and administrative costs, (ii) federal income taxes payable, and (iii) funding post-closure maintenance costs and other expenses associated with sites of past operations. The Company's past participation in the waste handling, treatment and disposal industries subjects the Company to additional claims that may be made against the Company for the remediation of sites in which the Company is deemed a potentially responsible party. In addition, future events or changes in environmental laws or regulations that cannot be predicted at this time could result in material increases in post-closure costs, and other potential liabilities that may ultimately result in costs and liabilities in excess of its available financial resources.

		The Company continues to pursue the sale of certain assets, however, no assurance can be given that the timing and amount of the proceeds from such sales will be sufficient to meet the cash requirements of the Company as they come due. The Company, therefore, cannot ascertain whether its remaining operations and its efforts to otherwise enhance liquidity will be adequate to satisfy its future cash requirements (See
Note 2 to the Company's Consolidated Financial Statements).

	In the event of an unfavorable resolution of the Company's litigation and contingent liabilities, discussed below and in the Notes to the Company's Consolidated Financial Statements, or should the proceeds of asset sales be insufficient to meet the Company's future cash requirements, including its tax liabilities, then, if other alternatives are unavailable at that time, the Company will be forced to consider a plan of liquidation of its remaining assets, whether through bankruptcy proceedings or otherwise.

Statement of Cash Flow

	Net cash used in operating activities for the year ended December 31, 2009 was $766,000 versus $960,000 reported for the prior year. The primary sources of cash for both 2009 and 2008 were cash received from customers, federal income tax refunds and the reimbursement of expenses from the restricted escrow account dedicated to fund the post-closure maintenance costs of the Kinsley's Landfill, referred hereinto as the Kinsley's Escrow, and discussed in the paragraph which follows. Cash received from customers for the year ended December 31, 2009 and 2008 was $416,000 and $700,000, respectively. Federal income tax refunds were generated through the carry-back of losses to years in which the Company paid federal income taxes.
The $807,000 refund received during 2009 was on account of net losses incurred during 2008 and 2007. The Company has recorded a federal income tax receivable of $600,000 as of December 31, 2009. Once this receivable is collected, all income tax payments available for refunds under current laws will have been refunded. The other sources of cash from operating activities for the year ended December 31, 2009 and 2008 included $120,000 and $95,000, respectively, of proceeds from claims filed against the Company's equipment insurance carrier and estates of insolvent excess insurance carriers. The primary use of cash for operating activities in both 2009 and 2008 were payments made to suppliers and employees, and payments of landfill post-closure maintenance costs which again are discussed below. Cash paid to suppliers and employees totaled $2,243,000 and $1,977,000 for the year ended December 31, 2009 and 2008, respectively.
A significant use of cash in operating activities for both 2009 and 2008, was the $161,000 and $195,000, respectively, paid toward federal income taxes payable pursuant to the Company's Offer in Compromise, as discussed below.

	Certain post-closure maintenance costs of the Kinsley's Landfill are initially paid by Kinsley's, such as personnel costs and other necessary materials or services for which credit terms are limited. Kinsley's seeks reimbursement for such payments from the Kinsley's Escrow. Payments of landfill post-closure maintenance costs related to the Kinsley's Landfill totaled $700,000 and $743,000 for the year ended December 31, 2009 and 2008, respectively. The amount of reimbursements received from the Kinsley's Escrow during 2009 and 2008 totaled $891,000 and $1,021,000, respectively. NJDEP's review and approval process for these expenses has taken up to 12 months from the month the expense was incurred. Post-closure costs of the Mac Landfill are funded from the Company's general funds, and equaled $30,000 and $24,000 for 2009 and 2008, respectively.
See Note 10 to the Company's Consolidated Financial Statements for further discussion of the Company's landfill post-closure maintenance cost obligations.

	Net cash provided by investing activities for the year ended December 31, 2009 and 2008 was $1,151,000 and $725,000, respectively. Funds provided by investing activities were utilized primarily to supplement the cash and cash equivalents used to fund operating activities. During the year ended December 31, 2009, $30,000 was spent for the purchase of miscellaneous equipment, and $69,000 was spent for equipment and improvements in 2008, including $41,000 on electric generation equipment.

	Financing activities used $14,000 and $10,000 of cash for 2009 and 2008, respectively, for payment of vehicle financing.

	As a result of these activities, funds held by the Company in the form of cash and cash equivalents increased $371,000 during the year ended
December 31, 2009 to $1,087,000, versus a decrease of $245,000 reported for 2008. The sum of cash, cash equivalents and marketable securities as of December 31, 2009 equaled $2,387,000 versus $3,196,000 at the end of the prior year.

	Working capital was $2,507,000 and $3,352,000 for the year ended December 31, 2009 and 2008, respectively, and the ratio of current assets to current liabilities was 2.5 to 1 as of December 31, 2009 and 2.8 to 1 as of December 31, 2008.

Taxes

	As of December 31, 2009, the Company owes the United States Internal Revenue Service (the "Service") $577,000 for income taxes pertaining to taxable years 1980-88 and certain issues from taxable years 1989-91. This amount is payable in installments pursuant to the Offer in Compromise (the "Offer") proposed by the Company and accepted by the Service during July 2004. The Offer committed the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest of approximately $4,800,000. A payment of $810,000 was made during October 2004 and the balance due is being paid in monthly installments over nine years. The total of the payments made from inception through December 31, 2009 equals approximately $1,913,000. Approximately $161,000 is due in each of the three years subsequent to December 31, 2009, and $94,000 due during 2013. The Service does not impose interest on amounts payable pursuant to the Offer. The Company is permitted to receive refunds of prior tax overpayments and from the carry-back of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.

Post-Closure Costs

	As of December 31, 2009, Kinsley's has accrued $8.0 million for its estimated share of post-closure costs related to the Kinsley's Landfill. Approximately $6.1 million is held in a restricted escrow to provided funding of the post-closure maintenance costs of the Kinsley's Landfill (see Notes 5 and 10 to the Company's Consolidated Financial Statements). All disbursements from such escrow must be approved by the NJDEP. The timing of such approvals and the release of funds from the restricted escrow account may take between three to twelve months from the month the expense was incurred.

	The thirty-year post-closure care period for the Mac Landfill was to expire on June 7, 2008. On June 3, 2008 the NJDEP notified the Company of its decision to temporarily extend the post-closure care period until such time the NJDEP performs a re-evaluation and re-assessment of conditions at the landfill. The NJDEP requested certain environmental data concerning the landfill for such purpose. The NJDEP intends to then determine what further actions, if any, will be required of the Company. Because of the nature, scope and timing of NJDEP's decision and information request, the Company has requested an adjudicatory hearing to contest certain aspects of NJDEP's decision including the extension of the post-closure care period. The Company's accrual established for the estimated post-closure maintenance cost at this site was fully depleted during 2008. The Company began to expense ongoing post-closure maintenance costs as incurred at that time, and will continue to do so until the obligations of the Company with respect to the site, if any, are determined. Annual post-closure maintenance costs related to the MAC Landfill approximated $30,000 and $24,000 for the years ended December 31, 2009 and 2008.

Contingent Environmental Liabilities

	During November 2004, the Company along with fourteen other potentially responsible parties were named as respondents to an Unilateral
Administrative Order issued by the United States Environmental Protection Agency("EPA")regarding the Scientific Chemical Processing Superfund Site
(the "SCP Site") located in Carlstadt, New Jersey, which has been undergoing remediation pursuant to Unilateral Administrative Order issued in 1990. The November 2004 Unilateral Administrative Order seeks contribution toward the remediation of an area designated Operable Unit 2, estimated to cost $7.5 million, and $2.0 million of past oversight and administrative costs from the fifteen respondents, and a group of sixty nine other potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). EPA publications report work on Operable Unit 2 began in April 2008 and should be completed in 2010, and a final remedy to address contamination of off-site ground water should be selected in 2011. The Company ceased operations of a solvents recovery facility at the site in 1970. The Company, together with the property owner, have contributed cash and proceeds from insurance settlements toward the remediation of the SCP Site. Such contributions total $16.4 million through December 31, 2007, plus interest earned thereon, which the Company believes should satisfy the share of remediation costs which could be found attributable to the Company for the SCP Site and any contamination or danger caused off-site.

	The Company was one of 158 recipients of a Notice of Potential Liability and Request to Perform Remedial Investigation/Feasibility Study (the "Notice"), issued by the EPA on March 9, 2006, regarding the contamination of the Berry's Creek Study Area (the "Creek Area") located in Bergen County, N.J. A tributary adjacent to the SCP Site in Carlstadt,
N.J. flows into Berry's Creek. The Creek Area includes the approximately seven miles long water body known as Berry's Creek, a canal, all tributaries to Berry's Creek and related wetlands. Tidal areas of the river into which Berry's Creek empties are also subject of the Notice.
Each recipient of the Notice is designated as a potentially responsible party under CERCLA, and may be held liable for the cleanup of the Creek
Area and costs the EPA has incurred with regard to the Creek Area. The investigation and feasibility study regarding the scope of the remediation of the Creek Area is being conducted by a group of 100 potentially responsible parties. EPA publications report field work began in May 2009, and that it will take approximately five years from commencement of field work to develop potential cleanup options. Since no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability, if any, with respect to the Creek Area.

      The Kin-Buc Landfill is located in Edison, New Jersey, and was operated on property both owned and leased by the Company's subsidiary, Kin-Buc, Inc. ("Kin-Buc"). Operations at the Kin-Buc Landfill ceased in 1977. The operation and maintenance of remedial measures implemented at the Kin-Buc Landfill continue pursuant to the provisions of Administrative Orders issued by the EPA to the Company and other respondents, including SCA Services, Inc. ("SCA"), an affiliate of Waste Management, Inc. As part of a December 1997 settlement of lawsuits regarding the allocation of costs of remediation of the Kin-Buc Landfill, SCA agreed to defend and indemnify Transtech, Kin-Buc and another subsidiary, Filcrest Realty, Inc. ("Filcrest") from claims by non-settling non-municipal waste and municipal waste potentially responsible parties in the litigation. SCA also agreed to defend and indemnify the Company from certain liabilities in connection with the remediation of the Kin-Buc Landfill, substantially relieving the Company from certain future obligations with respect to the site. However, the Company remains a responsible party under the Administrative Orders issued by the EPA discussed above, and continues to incur administrative and legal costs for issues and activities related to the site.

      See Notes 10 and 13 to the Company's Consolidated Financial Statements for further discussions regarding the SCP Site, the Creek Area and the Kin-Buc Landfill.

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

Real Property

	On December 10, 2007 the Mayor and Town Council of the Township of Deptford, N.J. (the "Township") approved a resolution designating an area, which includes approximately 342 acres of the Company's property and 60 acres the Company sold in 2006 pursuant to a contract with BWF Development, Inc. ("BWF"), as an area in need of redevelopment in accordance with New Jersey Statute 40A:12A-5. This action follows the Township's Planning Board's August 8, 2007 approval of the study prepared by the Township's planner entitled "Five Points Study Area, Preliminary Investigation:
Determination of an Area in Need of Redevelopment". This study concluded that the subject area should be designated a redevelopment area pursuant to the New Jersey Local Housing and Redevelopment Law. During September 2007, two subsidiaries of Transtech commenced litigation in the Superior Court of New Jersey Law Division, Gloucester County, entitled Kinsley's Landfill, Inc. and Birchcrest, Inc. v. Planning Board of the Township of Deptford, et al (Docket No.: L-1536-07), in an attempt to, among other remedies, reverse and set aside the Township's Planning Board approval of the 2007 study prepared by the Township's planner. During December 2007, this complaint was amended to include The Township of Deptford, Benderson Properties, Inc. and certain of its affiliates as defendants. See Note 13 - Legal Proceedings, Five Points Redevelopment Zone for a discussion of this matter.

	The Company's wholly owned subsidiary, Filcrest Realty, Inc. owns approximately 53 acres of undeveloped property in Edison Township, N.J. During 2008, the Township of Edison prevailed in its suit against the Company to condemn 0.48 acres of Filcrest Realty, Inc. property situated along the Raritan River and obtain easements to install a shoreline walkway. See Note 13 - Legal Proceedings, Edison Township Property for a discussion of this matter.

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


Insurance Claims for Past Remediation Costs

	In February 2002, the Company consummated an October 2001 settlement of litigation it had commenced in 1995 against its excess insurers who provided coverage during the period of 1965 through 1986 (the "Lloyds Suit"). Many of the non-settling insurance companies are insolvent, however the estates of some of these insolvent companies had sufficient assets to make a partial contribution toward claims filed by the Company. During the year ended December 31, 2009, the Company received $112,000 of proceeds related to claims filed against the estates of insolvent insurers. As of such date, the Company has resolved claims against its excess insurers representing approximately 98% of the value assigned to the coverage provided under the policies that were the subject of the Lloyds Suit. The October 2001 Settlement Agreement released and terminated all rights, obligations and liabilities of the settling excess insurers and the Company with respect to the subject insurance policies. The Company had previously reached settlement of claims made against the majority of its primary insurers for the period of 1965 through 1986 as well, agreeing to forego future claims against the policies in conjunction with the settlements.

Transtech Industries, Inc.
Consolidated Balance Sheets
(In $000's)


December 31,                                         2009          2008

Assets

Current Assets
  Cash and cash equivalents                        $ 1,087       $   716
  Marketable securities                              1,300         2,480
  Accounts receivable - trade                           31            34
  Refundable income taxes                              601           808
  Prepaid expenses and other                            43           103
  Restricted escrow account for post-
    closure costs                                    1,070         1,044
    Total current assets                             4,132         5,185

Property, Plant and Equipment
  Land                                               1,067         1,067
  Buildings and improvements                           617           613
  Machinery and equipment                            3,405         3,320
    Total gross assets                               5,089         5,000
  Less accumulated depreciation                      3,139         3,035
    Net property, plant and equipment                1,950         1,965

Other Assets
  Restricted escrow account for post-
    closure costs                                    5,100         6,019
  Other                                                 33            36
    Total other assets                               5,133         6,055

  Total Assets                                     $11,215       $13,205


	See Accompanying Notes to the Consolidated Financial Statements


Transtech Industries, Inc.
Consolidated Balance Sheets, cont'd
(In $000's, except share data)


December 31,                                         2009          2008

Liabilities and Stockholders' Equity

Current Liabilities
  Current portion of long-term debt                $    16       $     9
  Accounts payable                                     217           194
  Current portion of income taxes payable              161           161
  Accrued income taxes                                   3             3
  Accrued professional fees                             83           364
  Accrued miscellaneous liabilities                     75            58
  Current portion of accrued post-closure costs      1,070         1,044
    Total current liabilities                        1,625         1,833

Long-Term Liabilities
  Long-term debt                                        46             8
  Income taxes payable                                 416           577
  Accrued post-closure costs                         6,895         7,312
    Total long term liabilities                      7,357         7,897

Total Liabilities                                    8,982         9,730

Stockholders' Equity
  Common stock, $.50 par value,
    10,000,000 shares authorized:
    4,864,940 shares issued                          2,432         2,432
  Additional paid-in capital                         1,450         1,450
  Retained earnings                                  9,371        10,068
  Accumulated other comprehensive income (loss)         (6)          539
    Sub-Total                                       13,247        14,489
  Treasury stock, at cost - 1,885,750 shares       (11,014)      (11,014)
    Total stockholders' equity                       2,233         3,475

Total Liabilities and
   Stockholders' Equity                           $ 11,215      $ 13,205

	See Accompanying Notes to the Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Operations
(In $000's, except per share data)



Years ended December 31,                              2009          2008

Net Operating Revenues                             $   413       $   689

Cost of Operations
  Direct operating costs                              (430)         (502)
  Remediation expense                                  (30)           (7)
  Selling, general and
    administrative expenses                         (1,693)       (1,922)
  Accretion expense                                   (305)         (336)
    Total                                           (2,458)       (2,767)

Gain on sale of equipment                               -              3

Operating Loss                                      (2,045)       (2,075)

Other Income (Expense)
  Investment income                                     56            80
  Investment income on landfill
    escrow accounts                                    562           488
  Interest expense                                      (4)           (2)
  Rental income                                         15            16
  Proceeds from insurance claims                       120            95
  Miscellaneous income                                   1            87
    Total other income (expense), net                  750           764

Loss Before Income Tax Benefit                      (1,295)       (1,311)

Income Tax Benefit                                     598           374

Net Loss                                           $  (697)      $  (937)

Basic Net Loss Per Common Share                    $  (.23)      $  (.31)

Weighted Average Common Shares Outstanding       2,979,190     2,979,190

See Accompanying Notes to the Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Stockholders' Equity
(In $000's)


Years ended December 31,                             2009          2008

Common Stock
  Balance at January 1 and December 31             $ 2,432       $ 2,432

Additional Paid-In Capital
  Balance at January 1 and December 31               1,450         1,450

Retained Earnings
  Balance at January 1                              10,068        11,005
    Net loss                                          (697)         (937)
  Balance at December 31                             9,371        10,068

Accumulated Other Comprehensive Income (Loss)
  Balance at January 1                                 539           298
  Change in unrealized (loss) gain on
  available-for-sale securities net of tax:
    Unrealized gain (loss) arising during the
      period (net of deferred income tax of
      $0 and $0, respectively)                        (545)          241
  Balance at December 31                                (6)          539

Treasury Stock
  Balance at January 1 and December 31             (11,014)      (11,014)

Total Stockholders' Equity                         $ 2,233       $ 3,475

Comprehensive Loss
  Net Loss                                         $(1,081)      $  (937)
  Other comprehensive income (loss), net of tax:
    Unrealized gains on available for sale
      securities:
    Unrealized (loss) gain arising during the
      period (net of deferred income tax of
      $0 and $0, respectively)                        (545)          241

Comprehensive Loss                                 $(1,626)      $  (696)



See Accompanying Notes to the Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows
(In $000's)

Years ended December 31,                             2009          2008

Increase (Decrease) in Cash
  and Cash Equivalents

Cash Flows from Operating Activities:
  Cash received from customers                     $   416       $   700
  Cash paid to suppliers and employees              (2,243)       (1,977)
  Interest and dividends received                       56            80
  Proceeds from insurance claims                       120            95
  Other income received                                 83            35
  Interest paid                                         (4)           (2)
  Income tax refunds                                   807            50
  Income tax paid                                     (163)         (195)
  Landfill post-closure costs                         (729)         (767)
  Proceeds from the restricted escrow account          891         1,021
    Net cash used in operating activities             (766)         (960)

Cash Flows from Investing Activities:
  Proceeds from maturity of marketable
    securities                                       6,079         7,464
  Purchase of marketable securities                 (4,898)       (6,678)
  Proceeds from sale of equipment                       -              8
  Purchase of plant and equipment                      (30)          (69)
    Net cash provided by investing activities        1,151           725

Cash Flows from Financing Activities:
  Principal payments on vehicle financing              (14)          (10)
    Net cash used in financing activities              (14)          (10)

Net change in cash
  and cash equivalents                                 371          (245)
Cash and cash equivalents at
  beginning of year                                    716           961

Cash and cash equivalents at
  end of year                                      $ 1,087       $   716


Noncash financing transactions during the year ended December 31,2009 and 2008 are as follows:

      Cost of vehicle                               $    60       $    -
      Loan on new vehicle                               (60)           -
        Cash paid                                   $    -        $    -


See Accompanying Notes to the Consolidated Financial Statements

Transtech Industries, Inc.
Consolidated Statements of Cash Flows, cont'd
(In $000's)


Years ended December 31,                              2009          2008

Reconciliation of Net Loss to Net Cash
Used in Operating Activities:

Net loss                                           $  (697)      $  (937)

Adjustments to Reconcile Net Loss to Net Cash
Used in Operating Activities:
  Depreciation                                         104            98
  Gain from sale of equipment                           -             (3)
  Accretion expense                                    305           336
  Earnings on restricted escrow account               (562)         (488)
 (Increase) decrease in assets:
    Accounts receivable, net                             3            10
    Refundable income taxes                            207          (324)
    Prepaid expenses and other                          60           134
    Long term assets - deposits                          3           114
  Increase (decrease) in liabilities:
    Accounts payable and accrued miscellaneous
      liabilities                                       91            29
    Accrued income taxes                                -             (1)
    Accrued professional fees                         (281)            6
    Income tax payable                                (161)         (195)
    Landfill post-closure maintenance costs           (729)         (760)
    Proceeds from the restricted escrow                891         1,021
  Net Cash Used in Operating Activities            $  (766)      $  (960)


	See Accompanying Notes to the Consolidated Financial Statements Transtech Industries, Inc.
Notes to Consolidated Financial Statements


Note 1 - Summary of Significant Accounting Policies:

	Description of Business:

	The Company's operations consist of the parent company and 18 subsidiaries, two of which conduct active operations. The operations of these two subsidiaries have been classified into two segments: the performance of environmental services and the generation and sale of electricity utilizing an alternative fuel, methane gas. The other subsidiaries of the Company hold assets consisting primarily of cash and cash equivalents, real property and contract rights.

	Principles of Consolidation:

	The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

	Reclassification:

	Certain reclassifications have been made to the 2008 financial statements in order to conform to the presentation followed in preparing the 2009 financial statements. The reclassifications have no effect on previously reported income.

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

	Concentration of Credit Risk:

	Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions.
These cash investments may, at times, be in excess of the FDIC insurance or not covered by the FDIC. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss with respect to accounts receivable. During the years ended December 31, 2009 and 2008 one customer of the Company accounted for 100% of the Company's consolidated net operating revenues and accounts receivable - trade.

	Fair Value of Financial Instruments:

	The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of these items. The carrying amount of notes payable (including current portion) approximates fair value since such notes bear interest at current market rates.

	The fair value of the income tax payable discussed in Note 8 herein equals approximately $518,000 and $644,000 as of December 31, 2009 and 2008, respectively, determined by discounting the installments at a rate of 6% per annum.

	Cash and Cash Equivalents:

	The Company considers all highly liquid investments purchased with an original maturity of three months or less and funds deposited in money market accounts to be cash equivalents. At December 31, 2009 and 2008, cash and cash equivalents includes interest-bearing cash equivalents of $743,000 and $556,000, respectively.

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

	Trade Accounts Receivable:

	Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. No allowances for doubtful accounts exist as of December 31, 2009 and 2008.

Valuation of Long-Lived Assets:

	The Company periodically analyzes its long-lived assets for potential impairments, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

	Property, Plant and Equipment:

	Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of 3-15 years for machinery and equipment, 25 years for buildings and 10-25 years for improvements.

	Restricted Escrow Account for Post-Closure Costs:

	The Company's wholly owned subsidiary, Kinsley's Landfill, Inc. ("Kinsley's") provided financial assurance by depositing cash during the operating life of the Kinsley's Landfill into two escrow accounts which are legally restricted for purposes of funding the closure and post-closure activities at the Kinsley Landfill site. One of two escrow accounts has been depleted. Balances maintained in the remaining restricted escrow account fluctuate based on the ongoing use of the funds for qualifying post-closure maintenance activities and the changes in the fair value of the financial instruments held in the restricted escrow account. Any funds remaining in the restricted escrow account at the end of the monitoring period will revert to the State of New Jersey. At December 31, 2009 and 2008 the accrued post-closure maintenance liability exceeds the funds available in the restricted escrow account(s) by $1,795,000 and $1,293,000, respectively. The funds held in the restricted escrow account at December 31, 2009 and 2008 were invested primarily in U.S. government and U.S. government backed debt securities.

	Post-Closure Costs:

	The Company accounts for its subsidiaries obligations for post-closure activities of two landfills under Accounting Standards
Codification 410 - "Asset Retirement and Environmental Obligations" ("ASC 410"). ASC 410 applies to all legally enforceable obligations associated with the retirement of tangible long-lived assets.

	Under ASC 410, obligations related to closure and post-closure activities that occur after the landfill has ceased operations are recognized on a units-of-consumption basis as airspace is consumed throughout the entire landfill. Landfill retirement obligations are to be capitalized as the related liabilities are recognized and then amortized using the units-of-consumption method over the airspace consumed within the capping event or the airspace consumed throughout the entire landfill, depending upon the nature of the obligation. Since the landfills owned and/or operated by the Company's subsidiaries are closed and no longer operating, the capitalized retirement obligations are fully amortized. All obligations were initially measured at estimated fair value. Fair value was calculated on a present value basis using a credit-adjusted, risk-free rate.

	Under ASC 410, accretion of the asset retirement obligation liability from its initially determined value is recorded as an expense using the effective interest method. Changes in the liability due to the passage of time are recognized as operating items in the statement of operations and are referred to as accretion expense. Changes in the liability due to revisions to estimated future cash flows are recognized by increasing or decreasing the liability, with, in the case of closed landfills, an offset to the statement of operations.

	See Note 10 for further discussion of the Company's subsidiaries post-closure maintenance costs and ASC 410.

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

	It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. As of December 31, 2009 and 2008, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and various state income tax returns. U.S. returns for the years ended December 31, 2006 to 2009 remain open for audit. Generally, the various state returns for the years ended December 31, 2005 to 2009 remain open for audit.

	Net Income (Loss) per Share:

	Basic "Earnings per Share" ("EPS") excludes dilution and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, were exercised, converted into common stock or resulted in the issuance of common stock. Diluted EPS is computed by dividing net loss by the weighted average number of common shares outstanding for the period increased by the dilutive effect of common stock-equivalent shares computed using the treasury stock method. Basic EPS and Diluted EPS are equal in amount for the years ended December 31, 2009 and 2008 since the Company has no common stock-equivalents outstanding in either year.

	Recent Accounting Pronouncements:

      In September 2006, the Financial Accounting Standards Board issued authoritative guidance associated with fair value measurements. This guidance defined fair value, established a framework for measuring fair value, and expanded disclosures about fair value measurements. In February 2008, the FASB delayed the effective date of the guidance for all non-financial liabilities, except those that are measured at fair value on a recurring basis. Accordingly, the Company adopted this guidance for assets and liabilities recognized at fair value on a recurring basis effective January 1, 2008 and adopted the guidance for non-financial assets and liabilities measured on a non-recurring basis effective January 1, 2009. The application of the fair value framework did not have a material impact on our consolidated financial position, results of operations or cash flows.
      In May 2009, the FASB established standards related to accounting for, and disclosure of, events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. The Company has adopted the provisions of this new authoritative guidance, which became effective for interim and annual reporting periods ending after June 15, 2009. Subsequent events have been evaluated through the date and time the financial statements were issued on March 30, 2010. No material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in the current period financial statements.
      In June 2009, the FASB issued a new accounting standard which provides guidance related to the FASB Accounting Standards
Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of a previously issued standard. The new accounting standard stipulates the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The new accounting standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on the Company's statements of operations or financial position.
Note 2 - Going Concern Uncertainty:

	The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses this year and in each of the prior five years and it is anticipated that such operating losses will continue as general and administrative expenses are expected to exceed the Company's available earnings from its remaining operating businesses in the near-term. The Company has been aggressively pursuing numerous alternatives to raise funds, including the disposition of all of its non-operating assets (See Note
7). However, the Company is currently unable to determine whether the timing and the amount of cash generated from these efforts will be sufficient to discharge the Company's tax liability, contingent obligations and its continuing operating liabilities as they come due. These conditions raise substantiated doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

Note 3 - Marketable Securities:

	At December 31, 2009, the Company's marketable securities consisted primarily of U.S. Treasury bills classified as available-for-sale and are carried at their fair value of $1,300,000 which approximated cost.
At December 31, 2008, the Company's marketable securities again consisted of U.S. Treasury bills classified as available-for-sale and carried at their fair value of $2,480,000 which also approximated cost.

	During the year ended December 31, 2009 and 2008, proceeds from the maturity of available-for-sale securities were $6,079,000 and $7,464,000, respectively. No marketable securities were sold prior to maturity during 2009 and 2008.

Note 4 - Accounts Receivable:

	The Company sells the electricity it generates to a local utility. Such sales account for 100% of the Company's Net Operating Revenues for both the years ended December 31, 2009 and 2008, and represented 100%
of the Company's Accounts Receivable - Trade as of December 31, 2009 and December 31, 2008.

Note 5 - Restricted Escrow Accounts For Post-Closure Costs:

      As of December 31, 2009 and 2008, the Company's wholly owned subsidiary Kinsley's held $6,170,000 and $7,063,000, respectively, in a restricted escrow account which is to be used to fund the post-closure maintenance costs of Kinsley's Landfill. The escrow account is legally restricted for purposes of settling closure and post-closure costs, and was established to provide financial assurance through the deposit of a portion of the tipping fee charged when the landfill was operating. All disbursements from the restricted escrow account must be approved by the NJDEP. The balance of funds, if any, remaining after the end of the post-closure activities will revert to the State of New Jersey. The restricted escrow account primarily contains U.S. Treasury Notes and government backed debt securities. At December 31, 2009 the securities had a fair market value of $6,170,000, with a cost of $6,176,000, unrealized gains of $87,000 and unrealized losses of $93,000. At December 31, 2008 the securities had a fair market value of $7,063,000, with a cost of $6,524,000, unrealized gains of $541,000 and unrealized losses of $2,000. The net unrealized gains and losses are included in stockholder's equity for the respective periods. The portion of the restricted escrow funds reported as current equals the current portion of post-closure costs related to the Kinsley's Landfill (see Note 10).

      At December 31, 2009, the restricted escrow account's investments in debt securities mature as follows (stated at fair value): $347,000 within one year; $3,490,000 1 to 5 years and $2,333,000 6 to 10 years.



 Note 6 - Fair Value:

	 Effective January 1, 2009, the Company adopted Accounting Standards Codification 820 - "Fair Value Measurements and Disclosures" ("ASC 820") with respect to non-financial assets and liabilities measured on a non-recurring basis.

	ASC 820 defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. ASC 820 enables the reader of the financial statements to assess the inputs used to determine the fair value of an asset or liability by establishing a hierarchy for ranking the quality and reliability of such inputs.
Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data. ASC 820 requires the utilization of the lowest possible level of input to determine fair value. The adoption of this statement did not have any material impact on the Company's consolidated results of operations and financial condition.

	The following table provides information on the assets measured at fair value on a recurring basis (table in $000):

                      Carrying Amount      Fair Value Measurements Using
                      in Consolidated
                       Balance Sheet       Level 1    Level 2    Level 3
Marketable securities
  December 31, 2009        $ 1,300         $ 1,300       -          -
  December 31, 2008        $ 2,480         $ 2,480       -          -
Restricted escrow account
  for post-closure costs
  December 31, 2009        $ 6,170         $ 6,170       -          -
  December 31, 2008        $ 7,063         $ 7,063       -          -


	The restricted escrow account primarily contains U.S. Treasury Notes and government backed debt securities.

Note 7 - Property, Plant and Equipment:

		The Company's property, plant and equipment as of December 31, 2009 and 2008 consisted of the following (table in $000's):

                                                     2009        2008

            Land                                  $ 1,067     $ 1,067
            Buildings and improvements:
			Buildings                     495         491
            Gas Collection System                     122         122
            Machinery and equipment                 3,405       3,320
              Total                                 5,089       5,000

            Less: Accumulated depreciation         (3,139)     (3,035)
                                                  $ 1,950     $ 1,965

	Depreciation expense charged to operations for the year ended December 31, 2009 and 2008 was $104,000 and $98,000, respectively.

	The Company owns approximately 364 contiguous acres in the Township of Deptford, N.J. (the "Township"). Approximately 110 of the 364 acres are occupied by the closed Kinsley's Landfill, which is owned by the Company's wholly owned subsidiary, Kinsley's Landfill, Inc., ("Kinsley's"). On December 10, 2007 the Township's Mayor and Town Council approved a resolution designating an area, including approximately 342 acres of the Company's property, as an area in need of redevelopment in accordance with New Jersey Statute 40A:12A-5.
This action follows the Township's Planning Board's August 8, 2007 approval of the study prepared by the Township's planner entitled
"Five Points Study Area, Preliminary Investigation: Determination of an Area in Need of Redevelopment". This Study concluded that the subject area should be designated a redevelopment area pursuant to the New Jersey Local Housing and Redevelopment Law. During September
2007, two subsidiaries of Transtech commenced litigation entitled Kinsley's Landfill, Inc., and Birchcrest, Inc. v. Planning Board of the Township of Deptford (No. L-001536-07) in the Superior Court of New Jersey, Law Division, Gloucester County. During December 2007, the complaint was amended to include the Township of Deptford, Benderson Properties, Inc. and certain of its affiliates as defendants. The suit seeks, among other remedies, to reverse and set aside the Township's Planning Board approval of the 2007 study prepared by the Township's planner. See Note 13, Legal Proceedings, Five Points Redevelopment Zone, for a discussion of this matter.

      On October 19, 2006 Kinsley's entered into a lease with a group of five affiliated entities, which purchased property from the Company in 2006, for the portion of Kinsley's property upon which a radio tower is situated. Rent paid to Kinsley's from the Lessees for tower lease rent payments and real estate tax reimbursement was approximately $7,000 and $6,000 for 2009 and 2008, respectively. Kinsley's lease with the Lessees expires February 2015 and is renewable in five year increments through February 2030. The estimated minimum lease payments and real estate tax reimbursements expected for 2010 and 2011 is $6,000 per year.

      The Company's wholly owned subsidiary, Filcrest Realty, Inc. owns approximately 53 acres of undeveloped property in Edison Township, N.J. Edison Township requested that Filcrest Realty, Inc. grant it an easement on a portion of this property to install a shoreline walkway on certain lots situated along the Raritan River. This property was included in the area remediated pursuant to Administrative Orders issued by the EPA (see discussion of Contingent Environmental Liabilities in Part I, Item 2. Management's Discussion and Analysis of Financial Condition and Operations, Liquidity). The Company denied the Township's request believing the structure and location proposed by the Township will adversely impact the value of that entire tract which totals approximately 15 acres. The Township's appraiser set the value of the easement at $18,000 which the Company regards as too low.
During 2008 the Township of Edison prevailed in its suit against the Company in the Superior Court of New Jersey entitled Township of Edison
v. Filcrest Realty, Inc. (No. MID-L-02173-08) to commence condemnation proceedings on the 0.48 acres for which the easement was sought. See
Note 13, Legal Proceedings, Edison Township Property, for a discussion of this matter.

      The Company is pursuing the disposition of its remaining property through the sale of individual parcels and/or groups of parcels. The Company is unable to determine when sale(s) of the remaining parcels will ultimately be consummated and proceeds received given the ongoing litigation, discussed above, their location, access issues and the location of wetlands on certain parcels.

Note 8 - Income Taxes:

	The benefit from income taxes for the years ended December 31, 2009 and 2008 is based upon the Company's anticipated annual effective tax rate and consists of the following (table in $000's):

                                                     2009        2008
              Currently (payable) refundable:
                Federal                            $  600      $  376
                State                                  (2)         (2)
                                                      598         374
              Deferred (tax) benefit:
                Federal                                -           -
                State                                  -           -
                                                       -           -
              Total income tax benefit:
                Federal                               600         376
                State                                  (2)         (2)
                                                   $  598      $  374

	On November 6, 2009 the Worker, Homeownership, and Business Assistance Act of 2009 ("WHBAA") was passed into law. This law among other things allows certain companies to elect to increase the carryback period for 2009 losses up to a maximum of five years. Previously, federal tax laws limited the carry-back of losses to two preceding years. As a result of the WHBAA the Company has recognized a federal income tax benefit of $600,000 in the accompanying financial statements for the year ended December 31, 2009. The tax benefit resulting from the loss reported for the periods in 2009 in excess of available benefits is fully offset by an increase in the deferred tax valuation allowance.

	Deferred tax expense results from temporary differences as follows (table in $000's):

                                                     2009       2008
            Excess of tax over book
              (book over tax) depreciation          $ (86)     $ (26)
            Change in Federal valuation
              allowance (Net of $0 related
              to unrealized appreciation of
              available for sale securities)           73         25
            Change in state valuation allowance       (79)      (192)
            State net operating loss carryforwards     92        199
            Post-Closure costs                         -          (6)
            Deferred tax (expense) benefit          $  -       $  -

	Deferred tax assets and liabilities at December 31, 2009 and 2008 were comprised of the following (table in $000's):

                                                     2009       2008
            Deferred tax assets:
              Federal net operating loss
                carryforwards                       $ 128      $  -
              State net operating loss
                Carryforwards                         708        616
              Depreciation                             -          36
                Subtotal                              836        652
              Valuation allowance for deferred
                tax assets                           (770)      (652)
              Total                                    66         -
           Deferred tax liabilities:
              Depreciation                            (66)        -
            Net deferred tax asset                  $  -       $  -

	The Company has recorded valuation allowances of $770,000 and $652,000 as of December 31, 2009 and 2008, respectively, to reflect the estimated amount of deferred tax assets which are not currently realizable. Recognition of these deferred tax assets is dependent upon both the sufficiency and timing of future taxable income.

	The calculation of the above provision includes available state net operating loss carry-forwards as permitted. At December 31, 2009 the Company and its subsidiaries had state net operating loss carryforwards of $7,873,000 which expire at various dates through December 31, 2016.

	The following is a reconciliation between the amount of reported total income (tax) credit and the amount computed by multiplying the loss before tax by the applicable statutory U.S. federal income tax rate (table in $000's):
                                                     2009       2008
           Tax credit computed by applying U.S.
             federal income tax rate to income
             before income taxes                    $ 440      $ 446
           Elimination of federal tax on:
             Accretion expense                       (104)      (114)
             Investment income on landfill
               escrow accounts                        191        166
             Non-taxable interest income               -          14
          (Increases) reductions in taxes
             resulting from valuation allowance:
             Federal deferred tax
               valuation allowance                     73       (133)
           State taxes net of federal benefit          -          (1)
           Other permanent items - net                 -          (2)
                                                    $ 600      $ 376

	Income taxes payable, equal to $577,000 as of December 31, 2009, represents the amount due the United States Internal Revenue Service (the "Service") in settlement of litigation concluded during October 2000 regarding the Company's tax liability for taxable years 1980-88 and certain issues from taxable years 1989-91. The Company settled all of the issues before the U.S. Tax Court (Transtech Industries, Inc. v. Commissioner of Internal Revenue Docket No. 2588-94) and reached agreement with the Service as to its tax liability for all taxable years through 1996. During July 2004, the Service accepted the Company's Offer in Compromise (the "Offer") which requested a reduction in the amount payable with respect to such settlements and permission to pay the reduced obligation in installments. The Offer committed the Company to pay a total of $2,490,000 in satisfaction of the assessed federal income taxes and interest of approximately $4,800,000. A payment of $810,000 was made during October 2004 and the balance due is being paid in monthly installments over nine years as follows: (a) $18,230 per month for each of the forty-eight months beginning August 2004, and (b) $13,416 per month for each of the sixty months beginning August 2008. The total of the installments paid from inception through December 31, 2009 equals approximately $1,103,000. Approximately $161,000 is due in each of the three years subsequent to December 31, 2009, and $94,000 due in 2013. The sum of the payments due during the twelve months subsequent to December 31, 2009 has been classified as a current liability and the balance of the payments due have been classified as a long-term liability. The Service does not impose interest on amounts payable pursuant to the Offer. The Company is permitted to receive refunds of prior tax overpayments and from the carryback of losses. Should the Company default in any of the terms of the Offer, the Service may initiate suit to impose one or more remedies available to it, including the reinstatement of the total amount previously assessed and/or impose interest.


Note 9 - Long-term Debt:

	Long-term debt consists of the following as of December 31, 2009 and 2008 (table in $000's, except for monthly installment amounts):

                                    December 31, December 31,
                                        2009         2008

Note payable to a finance company,
  due in monthly installments of
  $459, including interest at 7.99%
  per annum, paid in full during
  August 2009.                          $ -          $  3

Note payable to a bank, due in
  Monthly installments of $505,
  including interest at 7.75% per
  annum, to June 2011; secured by
  a vehicle carried at a net
  book value of $12.                       8           14

Non-interest bearing note payable
  To a finance company, payable in
  60 monthly installments of $1,154,
  To June 2014; including interest
  imputed at 6% per annum; secured by
  a vehicle carried at a net book
  value of $52.                           54           -

Total long-term debt                      62           17
    Less: Current portion                (16)          (9)
Long-term portion                       $ 46         $  8

	Aggregate maturities of long-term debt for five years subsequent to December 31, 2009 are as follows: 2010 - $16,000; 2011 - $14,000; 2012
- $12,000; 2013 - $13,000 and 2014 - $7,000.

Note 10 - Post-closure Maintenance Costs and Contingent Environmental
Liabilities:

	Post-closure Maintenance Costs

	The Company's subsidiary, Kinsley's has future obligations for post-closure maintenance costs with respect to a landfill it owns and operated, the Kinsley's Landfill, and a landfill a different subsidiary, Mac Landfill, Inc. ("Mac") operated on real property leased from others, the Mac Landfill. Kinsley's Landfill ceased accepting solid waste at its landfill in Deptford Township, New Jersey during February 1987 and commenced closure of that facility. Mac Land-fill is also located in Deptford Township, New Jersey and ceased operations during 1977.

	By regulation, post-closure maintenance costs include estimated costs to be incurred for providing required post-closure monitoring and maintenance of the landfill. Post-closure activities occur after an entire landfill ceases to accept waste and closes. These activities involve maintenance of final cover, methane gas control, leachate management and groundwater monitoring, surface water monitoring and control, and other operational and maintenance activities that occur after a landfill ceases to accept waste. The post-closure period generally runs for up to 30 years after final site closure for municipal solid waste landfills. Obligations associated with monitoring and controlling methane gas migration and emissions are set forth in applicable permits and these requirements are based upon the provisions of the Federal Clean Air Act of 1970, as amended, and the NJ Air Pollution Control and Solid Waste Management Acts.

	Kinsley's and Mac accrued for such post-closure costs in accordance with Accounting Standards Codification 410, "Asset Retirement and Environmental Obligations" ("ASC 410"). Pursuant to ASC 410, a liability for an asset retirement obligation should be initially measured at fair value. In situations where quoted market prices are unavailable, the estimate of fair value should be based on the best available information. Changes in the liability due to the passage of time are recognized as operating items in the income statement and are referred to as accretion expense. Changes in the liability due to revisions to estimated future cash flows are recognized by increasing or decreasing the liability, with, in the case of closed landfills, an offset to the statement of operations.

	The Company's subsidiaries rely on third parties to provide certain materials, supplies and professional services for post-closure activities. Accordingly, the fair market value of these future obligations is based upon quoted and actual prices paid for similar work. Employees of Kinsley's perform the majority of the services required for its post-closure obligations. A profit margin is added onto the cost of such services to better reflect their fair market value as required by ASC 410.

	The estimates of costs to discharge asset retirement obligations for the landfills are developed in today's dollars. The estimated costs are inflated to the expected time of payment and then discounted back to present value. The estimated costs in current dollars were inflated to the expected time of payment using an inflation rate of 2.5%, and the inflated costs were discounted to present value using a credit-adjusted, risk-free discount rate of 4.5%. The credit-adjusted, risk-free rate were based on the risk-free interest rate on obligations of similar maturity and adjusted for the risk associated with investments permitted and typically held in Kinsley's post-closure escrow account discussed in Note 6. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities, but subsequently recognized obligations are measured using the revised credit-adjusted, risk-free rate.

	The following table summarizes the actual activity in the Company's consolidated asset retirement obligation liabilities for post-closure costs for the years ended December 31, 2009 and 2008
(table in $000):

                                         Years Ended December 31,
                                             2009       2008

      Asset retirement obligation
        liability, beginning of year        $ 8,356    $ 8,797
      Accretion expense                         305        336
      Obligations settled during
        the period                             (642)      (741)
      Other adjustments                         (54)       (36)
      Asset retirement obligation
        liability, end of year                7,965      8,356
          Less: Current portion               1,070      1,044
          Long-term portion                 $ 6,895    $ 7,312

		The amount reported as current portion represents an estimate of the cost to be incurred during the subsequent twelve months. The estimates of post-closure maintenance costs in today's dollars for each of the next five years are: $1,070,000; $1,049,000; $1,029,000; $1,010,000 and $990,000, respectively. The post-closure maintenance costs of the Kinsley's Landfill are funded from a restricted escrow account (see Note 5).

	Kinsley's began re-grading sections of the Kinsley's Landfill in 2006 in accordance with a plan approved by the New Jersey Department of Environmental Protection ("NJDEP"). The re-grading plan calls for the use of both recycled and non-recycled materials to fill and re-contour the areas of the mound containing depressions. Kinsley's received a fee to accept certain of the fill materials. The costs incurred for re-grading activities shall be paid from such fees. However, costs incurred for re-grading activities in excess of such fees, if any, will be submitted to NJDEP for reimbursement from the Kinsley's Escrow. The amount reported as Other adjustments in the above table equals the proceeds generated from the materials received in the re-grading project at the Kinsley's Landfill, less related re-grading expenses.

	During July, 2007 Kinsley's received notice from the NJDEP that it had modified its approval of Kinsley's re-grading plan. Kinsley's filed an adjuratory hearing request to challenge the NJDEP's modification to the re-grading plan approval and was scheduled to present its objections at an administrative hearing in June 2008. During June 2008, the NJDEP approved certain modifications made by Kinsley's to its re-grading plan intended to expedite NJDEP approval of materials from new sources and address certain modifications proposed by NJDEP in July 2007. Having resolved the issues and received NJDEP approval, Kinsley's withdrew its administrative hearing request.

	The thirty-year post-closure care period for the Mac Landfill was to expire on June 7, 2008. On June 3, 2008 the NJDEP notified Mac of its decision to temporarily extend the post-closure care period until such time the NJDEP performs a re-evaluation and re-assessment of conditions at the landfill. The NJDEP has requested certain environmental data concerning the landfill for such purpose. The
NJDEP intends to then determine what further actions, if any, will be required of Mac. Because of the nature, scope and timing of NJDEP's decision and information request, Mac has requested an adjudicatory hearing to contest certain aspects of NJDEP's decision including the extension of the post-closure care period. As of December 31, 2007, Mac had $17,000 remaining of the accrual established for the estimated post-closure maintenance cost at this site. Such accrual was fully depleted during 2008. Mac will expense ongoing post-closure maintenance costs as incurred until the obligations of Mac with respect to the site, if any, are determined. Until such time, Mac is unable to reasonably estimate the future cost of such obligations.
Annual post-closure maintenance costs related to the Mac Landfill approximated $30,000 and $24,000 for the years ended December 31, 2009 and 2008. This increase in the post-closure maintenance costs was primarily due to engineering fees incurred in response to NJDEP inquiries.

	The Company's subsidiaries intend to annually review their calculations with respect to landfill asset retirement obligations unless there is a significant change in the facts and circumstances related to a landfill during the year, in which case the subsidiaries will review their calculations after the significant change has occurred.

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

     During September 2002, EPA issued a notice of potential liability and of consent decree violations to potentially responsible parties regarding the SCP Site. On November 12, 2004, a Unilateral Administrative Order (the "UAO") was issued by EPA naming fifteen companies, including the Company, as respondents. The UAO requires the respondents to "make best efforts to cooperate and coordinate with Settling Defendants" who are in the process of implementing the response actions required under the UAO. A group of 69 PRPs (the "Settling Defendants") have entered into a Consent Decree that requires the implementation of the same response actions as the UAO. The response actions include the design and implementation of the remedy selected for the second operable unit ("OU2") at the SCP Site, reimburse the United States approximately $2.0 million for certain past costs allegedly incurred at the SCP Site, and make payment of certain future response costs that may be incurred in connection with
the implementation of the OU2 remedy.   The "best efforts to cooperate
and coordinate with Settling Defendants" includes the requirement to negotiate with the Settling Defendants as to either the amount of work required under the UAO the Company will be willing to assume or the amount of the cash contribution the Company is willing to make toward the implementation of the UAO. The EPA estimated the present value of the selected remedy is $7.5 million which includes capital cost of $4.7 million plus annual O&M costs of $180,000 per annum. The Company has informed EPA of its intent to comply with the UAO and cooperate and coordinate with the Settling Defendants' representative. The Company, together with the property owner, previously contributed cash and proceeds from insurance settlements toward the remediation of the SCP Site. Such contributions total $16.4 million, plus interest earned thereon, which the Company believes should satisfy the share of remediation costs which could be found attributable to the Company for the SCP Site and any contamination or damage caused offsite. See Note 13 - Legal Proceedings, the Carlstadt SCP Site for a discussion of litigation regarding this site.

      Berry's Creek Study Area

	The Company was one of 158 recipients of a Notice of Potential Liability and Request to Perform Remedial Investigation/Feasibility Study (the "Notice"), issued by the EPA on March 9, 2006, regarding the contamination of the Berry's Creek Study Area (the "Creek Area") located in Bergen County, N.J. A tributary adjacent to the SCP Site in Carlstadt, N.J. flows into Berry's Creek. The Creek Area includes the approximately seven mile long water body known as Berry's Creek, a canal, all tributaries to Berry's Creek and related wetlands. Tidal areas of the river into which Berry's Creek empties are also subject to the Notice. Each recipient of the Notice is designated as a potentially responsible party under CERCLA, and may be held liable for the cleanup of the Creek Area and costs the EPA has incurred with regard to the Creek Area. The investigation and feasibility study regarding the scope of the contamination of the Creek Area is being conducted by a group of 100 potentially responsible parties. EPA publications report field work began in May, 2009, and that it will take approximately five years from commencement of field work to develop potential cleanup options. Since no discovery has taken place concerning allegations against the Company, it is not possible to estimate the Company's ultimate liability, if any, with respect to the Creek Area.

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

	The EPA may impose financial penalties on the Company if the Company or CLF should fail to adhere to the terms and conditions of the Federal Consent Decree. A $100,000 penalty may be imposed under certain circumstances if the CLF Contract is abandoned by the Company. If CLF is unwilling or unable to fulfill the CLF Contract, the Company must make its best effort to find a suitable replacement and obtain EPA approval of such replacement. Other violations may each be subject to a penalty of $500 per day. The Company and CLF may be substantially relieved from the development and implementation of the Plans if EPA determines the Plans cannot be completed in accordance with the terms of the Federal Consent Decree.

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

Note 11 - Employee Benefit Plans:

	Retirement Savings and Profit Sharing Plans

	The Company and its subsidiaries have a 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all full-time employees. Employees may contribute up to amounts allowable under the Internal Revenue Code. The Company matches employees' contributions in amounts or percentages determined by the Company's board of directors. The Company may also make profit sharing contributions to the plan in amounts determined annually by the Company. The Company's matching contribution was 50% of an employee's contribution that is no greater than 2% of their eligible compensation during 2009 and 2008. The plan provides that the Company's matching and profit sharing contributions be made in cash. Contributions to and administrative expenses of the plan paid by the Company was approximately $9,000 and $8,000 for the year ended December 31, 2009 and 2008, respectively.

	Employee Health Plans

	The Company maintains employee benefit programs which provide health care benefits to substantially all full-time employees, and eligible dependents. The Company's health care plans utilize a program provided by a leading health maintenance organization and provide medical benefits, including hospital, physicians' services and major medical benefits. The employees contribute to the premium incurred for enrolled dependents.

Note 12 - Lease Commitments and Rental Income:

	During the years ended December 31, 2009 and 2008, the Company leased office facilities under non-cancelable operating leases in Piscataway, NJ, which expires in June 2010, and Sarasota, FL, which expired in January 2009. The Company also leases automobiles under non-cancelable operating leases which expire during 2009 and 2011. Rent expense for non-cancelable operating leases was $62,000 and $91,000 for the year ended December 31, 2009 and 2008, respectively. The future minimum lease commitments for all non-cancelable operating leases at December 31, 2009 are as follows: 2010 - $33,000 and 2011 - $6,000.

	The Company rents certain of its real property upon which a radio tower is situated. The Company reported $7,000 and $6,000 of rental income earned from such property for the year ended December 31, 2009 and 2008, respectively.

Note 13 - Legal Proceedings:

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

	During September 2007, the two subsidiaries of Transtech that owned the property commenced litigation entitled Kinsley's Landfill, Inc., and Birchcrest, Inc. v. Planning Board of the Township of Deptford (No. L-001536-07) in the Superior Court of New Jersey, Law Division, Gloucester County. During December 2007, the complaint was amended to include The Township of Deptford, Benderson Properties, Inc. and certain of its affiliates as defendants. The suit seeks, among other remedies, to reverse and set aside the Township's Planning Board approval of the 2007 study prepared by the Township's planner. Proceedings have been stayed pending the outcome of mediation begun during March 2009. Settlement discussions are continuing.

Edison Township Property

      The Company's wholly owned subsidiary, Filcrest Realty, Inc. owns approximately 53 acres of undeveloped property in Edison Township, N.J. Edison Township requested that Filcrest Realty, Inc. grant it an easement on approximately 0.48 acres of this property to install a shoreline walkway on certain lots situated along the Raritan River. This property was included in the area remediated pursuant to Administrative Orders issued by the EPA in September 1990 and November 1992 (see Note 10 - Post-closure Costs and Contingent Environmental Liabilities, Contingent Environmental Liabilities). The Company denied the Township's request believing the structure and location proposed by the Township will adversely impact the value of that entire tract which totals approximately 15 acres. The Township's appraiser set the value of the easement at $15,000 which the Company regards as too low. The Company has offered to sell the 15 acres to the Township, for a higher price which the Township declined. During April 2008 the Township of Edison brought suit against the Company in the Superior Court of New Jersey entitled Township of Edison v. Filcrest Realty, Inc. (No. MID-L-02173-08) to commence condemnation proceedings on the 0.48 acres for which the easement was sought. On June 23, 2008 the Superior Court ruled in favor of the Township, authorizing it to acquire, by eminent domain, an easement over the shore-line property. On August 5, 2008, the Company filed an appeal of the Superior Court's decision with the Appellate Division entitled Township of Edison v. Filcrest Realty, Inc. (No, A-005891-07T2). The Company also filed a motion with the Superior Court to stay further action by the Township pending outcome of the appeal on August 8, 2008, which was denied by the court during September 2008. On July 28, 2009 the Appellate Division affirmed the Superior Court's June 2008 decision.

	In March 2009, a panel of Commissioners heard testimony related to the value of the land affected by the easement, and increased the valuation to approximately $46,000. On April 20, 2009, the Company filed an appeal of the Commissioner's valuation with the Superior Court and requested a jury trial to determine this issue. Proceedings have been stayed pending the outcome of continuing settlement discussions.

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

	Notwithstanding the September 1995 settlement, the Company may have liability in connection with the SCP Site to EPA for its costs of overseeing the remediation of the site, and to parties who had not contributed to the remediation at the time the settlement was approved but who may later choose to do so (see Note 10).

	On various occasions during the period of 2003 through 2007, the Company requested a complete and detailed accounting of the actual total expenditures for the remediation work completed at the SCP Site from the SCP Cooperating PRP Group. The SCP Cooperating PRP Group denied the request but alleged that, in the aggregate, $15 million had been expended in regard to the site. The Company, as stated above, together with the property owner, Inmar Associates, Inc., had contributed $145,000 cash and $4.1 million of proceeds from the settlement with primary insurance carriers in 1995, plus $12.0 million from the Company's October 2001 settlement with its excess insurance carriers, plus an additional $250,000 in 2005 from the claims being pursued against the insolvent excess carriers, to a Qualified
Settlement Fund established to fund costs incurred for the remediation of the Carlstadt SCP Site which is administered by the SCP Cooperating PRP Group. Such contributions total $16,450,000, plus interest earned, which the Company believes should more than satisfy the share of remediation costs which may be found attributable to the Company for the SCP Site and any contamination or damage caused offsite.

	On October 2, 2007, the Company filed a motion under the previously reported action in the Superior Court of New Jersey, Middlesex County, entitled Transtech Industries, Inc. et. al v. Certain Underwriters at Lloyds et al, (Docket No. MSX-L-10827-95), seeking an Order compelling the SCP Cooperating PRP Group to account for how and how much it has spent of the $16,450,000 paid by the Company. The October 2007 motion was denied by the Superior Court in January 2008. In January 2008 the Company filed an appeal of the Superior Court's decision with the Superior Court of New Jersey Appellate Division entitled Transtech Industries, Inc. v. Certain Underwriters at Lloyds London and SCP
Carlstadt PRP Group,(Docket No.A-002604-07T2). During July 2009, the Appellate Division affirmed the decision of the Supreme Court. The Company, on advice from counsel, decided not to challenge the Appellate Division ruling.

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

	Some of the Defendant Insurers are insolvent. The estates of some of these insolvent insurers had sufficient assets to make a partial contribution toward claims filed by the Company. Pursuant to their respective liquidation plans, the estates of insolvent insurers make payments toward agreed claims based upon the amount of their recovered assets and expenditures funded from such assets. The estates may elect, based upon their financial situation, to make additional distributions toward agreed claims, however there are no assurances that distributions will be paid. As previously disclosed, during the year ended December 31, 2005, 2006 and 2007 the Company received payments totaling $4,514,000, $600,000 and $87,000, respectively, with respect to settled claims against the estates of insolvent insurers.

	During the year ended December 31, 2008 the Company received supplemental distributions totaling $58,000 from the estates of two insolvent insurers. During the year ended December 31, 2009 the Company received supplemental distributions totaling $112,000 from the estates of five insolvent carriers.

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

SCA & SC Holdings, Inc.

 	In conjunction with the 1997 settlement of the litigation related to the Kin-Buc Landfill discussed in Note 10, the Company agreed to allow SCA to claim against a portion of the proceeds arising from its lawsuit against its excess insurance carriers discussed above. The maximum amount which could be found to be payable to SCA from the Lloyds Suit settlement proceeds, $3.5 million, was placed directly into escrow until the amount of such obligation was determined in accordance with the terms of the 1997 settlement. A calculation of the amount due pursuant to the 1997 Agreement was presented to SCA during March 2002. SCA subsequently notified the Company of its objection to values utilized in that calculation, contending it was owed $3.5 million.
Unable to resolve the disputed issues, during August 2002 the Company and SCA submitted the dispute regarding the amount due to binding arbitration for resolution in accordance with the terms of the 1997 Agreement. On February 6, 2004 the arbitrator issued the final of three conflicting rulings, finding in favor of SCA awarding it $3.5 million.

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

Note 14 - Segment Information:

	The Company's continuing operations are grouped into three segments:
(a) operations which generate electricity from recovered methane gas,
(b) operations which perform maintenance, remediation and related services on landfill sites, and (c) corporate and other. Corporate and other includes selling, general and administrative expenses not specifically allocable to the other segments. Corporate assets are represented primarily by cash and cash equivalents, marketable securities and real estate held for investment and sale. Financial information by segment for the years ended December 31, 2009 and 2008 follows.

	(table in $000's)        Electricity  Environmental Corporate
	                         Generation     Services    and Other    Total

	2009
	  Gross operating revenues $   413      $   658      $    -    $ 1,071
	  Eliminations (a)              -          (658)          -       (658)
	  Net operating revenues       413           -            -        413
	  Depreciation expense          54           37            7        98
	  Income (loss)
	    from operations(b)         (45)        (517)      (1,483)   (2,045)
	  Capital expenditures          10           10           10        30
	  Identifiable assets (c)      387          754        9,690    10,831

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

(b) Income (loss) from operations of the Environmental Services segment includes accretion expense of $305,000 and $336,000 for 2009 and 2008, respectively.

(c) The Corporate and Other category includes the value of all of the Company's real estate holdings and the restricted escrow account dedicated to post-closure costs.

	During the years ended December 31, 2009 and 2008 one customer of the Company accounted for 100% of the Company's consolidated net operating revenues.

Note 15 - Related Party Transactions:

	The Company has provided Marvin H. Mahan, a former officer and director, and former principal shareholder of the Company, and the father of three of the Company's principal shareholders, dental insurance, and fuel and service for an automobile since his retirement from the Company. Such expenses totaled approximately $2,000 for each of the years ended December 31, 2009 and 2008.

	In October 1998, the Company, entered into an agreement with Inmar, Marvin H. Mahan and Tang (collectively, the "Mahan Interests") which resolved outstanding disputes and assigned to the Company all rights of the Mahan Interests, and certain other insured entities affiliated with the Mahan Interests, as insureds and claimants under the excess insurance policies, including those policies which were the subject of litigation initiated by the Company (see Note 13 - Legal Proceedings).

	As of December 31, 2009 and 2008 the Company's accounts included a receivable of approximately $16,000 and $19,000, respectively, for un-reimbursed sundry expenses paid or incurred on behalf of the Company's President and Chairman of the Board, and his affiliates.

Transtech Industries, Inc.
Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Transtech Industries, Inc.

	We have audited the accompanying consolidated balance sheets of Transtech Industries, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transtech Industries, Inc. and subsidiaries as of December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

	The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2, 10 and 13 to the consolidated financial statements, the Company has experienced recurring operating losses and has potentially significant ongoing environmental litigation and remediation obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this uncertainty are discussed in
Note 2 to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                               WithumSmith+Brown, PC

New Brunswick, New Jersey
March 30, 2010

	The Company's Common Stock is traded under the symbol TRTI on the OTC Bulletin Board. The following table sets forth by quarter the high and low bid price for the Company's common stock during the period January 1, 2008 through December 31, 2009. The high and low bid price information has been obtained from Prophet.Net.

  2009           High   Low             2008          High    Low
 1st quarter    $.120 $.090           1st quarter    $.250  $.120
 2nd quarter     .120  .090           2nd quarter     .190   .110
 3rd quarter     .090  .070           3rd quarter     .240   .110
 4th quarter     .070  .030           4th quarter     .150   .110

	The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions. They do not represent actual transactions.

	The number of holders of record of the Common Stock of the Company at December 31, 2009 was 257.

	The Company paid no dividends in either stock or cash during 2009 or 2008 and does not presently anticipate paying dividends in the foreseeable future.

	There have been no securities sold by the Company within the past three years without registering the securities under the Securities Act of 1933, as amended.

	There have been no repurchases made by the Company required to be disclosed by Item 703 of Regulation S-K.

	The following table sets forth as of December 31, 2009 the number of shares of the Company's common stock, the Company's only class of equity securities, issuable upon exercise of outstanding options, warrants and other rights, the weighted average exercise price of such options, warrants and other rights and the number of shares of common stock available for future issuance pursuant to all "equity compensation plans" relating to our common stock. Equity compensation plans include those approved by our shareholders, as well as those not approved by our shareholders, including individual compensation arrangements with one or more of our officers or directors.

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



Transtech Industries, Inc.
Directory


Executive Offices:       Directors and Officers:   Independent Registered
                                                     Public Accounting Firm
200 Centennial Avenue    Robert V. Silva
Suite 202                Chairman of the Board,    WithumSmith+Brown, PC
Piscataway, NJ 08854     President and Chief       One Spring Street
Phone: (732) 564-3122    Executive Officer         New Brunswick, NJ 08901
Fax: (732) 981-1856

                         Andrew J. Mayer, Jr.      Transfer Agent:
Internet Address:        Vice President-Finance,
                         Chief Financial Officer   Continental Stock
www.                     and Secretary .           Transfer & Trust Co.
Transtechindustries.com                            17 Battery Place
                                                   New York, NY  10004
                                                   212-509-4000

                                                   OTC Bulletin Board
                                                     Symbol:

                                                   TRTI

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